As filed with the Securities and Exchange Commission on November 29, 2022

No. 333-267403

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

TAILWIND ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	6770	85-1288435
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1545 Courtney Avenue

Los Angeles, CA

Telephone: (646) 432-0610

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chris Hollod

Chief Executive Officer

1545 Courtney Avenue

Los Angeles, CA 90046

Telephone: (646) 432-0610

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Adam Turteltaub, Esq.; Danielle Scalzo, Esq.	Michael J. Danaher, Esq.; Brian Dillavou, Esq.
Willkie Farr & Gallagher LLP	Wilson Sonsini Goodrich & Rosati,
787 Seventh Avenue	Professional Corporation
New York, NY 10019	650 Page Mill Road
Tel: (212) 728-8000 Fax: (212) 728-9000	Palo Alto, CA 94304 Tel: (650) 320-4625

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information In this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission Is effective. The proxy statement/prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any Jurisdiction where the offer and sale Is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED NOVEMBER 29, 2022

Tailwind Acquisition Corp.

Dear Stockholder:

On August 5, 2022, Tailwind Acquisition Corp., a Delaware corporation (“Tailwind”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Tailwind, Compass Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Nuburu, Inc., a Delaware corporation (“Nuburu”), a copy of which is attached to this proxy statement/prospectus as Annex A.

The Business Combination Agreement provides for, among other things, the following transactions: (i) Nuburu will change its name to “Nuburu Subsidiary, Inc.”; (ii) the certificate of incorporation of Tailwind will be amended and restated; and (iii) Merger Sub will merge with and into Nuburu, with Nuburu as the surviving company in the Business Combination, and after giving effect to such merger, continuing as a wholly owned subsidiary of New Nuburu (as defined below) (the “Merger”). In addition, in connection with the transactions contemplated by the Business Combination Agreement, Tailwind is expected to change its name to “Nuburu, Inc.” (“New Nuburu”) (such transactions, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

At the effective time of the Business Combination (the “Effective Time”), in accordance with the terms and subject to the conditions of the Business Combination Agreement, outstanding shares of Nuburu capital stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law (“DGCL”) are properly exercised and not withdrawn) will be exchanged for shares of common stock, par value $0.0001 per share, of New Nuburu (the “New Nuburu Common Stock”), outstanding options to purchase shares of Nuburu, whether vested or unvested, will be exchanged for comparable options to purchase New Nuburu Common Stock and outstanding restricted stock units of Nuburu will be converted into restricted stock units of New Nuburu, in each case, based on the Common Stock Exchange Ratio (as defined herein) or, with respect to any share of preferred stock of Nuburu for which the Preferred Stock Exchange Ratio (as defined herein) would provide for greater consideration, the applicable Preferred Stock Exchange Ratio with respect to such share. Additionally, immediately prior to the Effective Time, each outstanding convertible promissory note issued by Nuburu (each, a “Company Note”) will be cancelled and converted into shares of Nuburu common stock and, accordingly, at the Effective Time, shall be cancelled and converted into New Nuburu Common Stock in accordance with the foregoing.

Taking these adjustments into account and assuming that the Business Combination were to occur on           , 2022, Tailwind estimates that approximately 31,241,684 shares of New Nuburu Common Stock will be issued to the holders of shares of common stock and preferred stock of Nuburu that are outstanding immediately prior to the Business Combination in exchange for such shares. Additionally, prior to the Effective Time, Tailwind’s Board of Directors intends to declare an issuance in the form of shares of Series A preferred stock (the “Preferred Stock Issuance”), par value $0.0001 per share (“New Nuburu Series A Preferred Stock”), to the holders of record of New Nuburu Common Stock as of the close of business on the closing date of the Business Combination (the “Closing Date”) (other than (a) stockholders of Nuburu who have waived such stockholders’ entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, shall exclude such waiver with respect to shares of New Nuburu Common Stock to be received as a result of the conversion of any Company Note) and (b) Tailwind Sponsor LLC, a Delaware limited liability company (the “Sponsor”), who has waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance, as further described in the Sponsor Support and Forfeiture Agreement, dated August 5, 2022, by and between the Sponsor and Tailwind (the “Sponsor Support Agreement”)), with one share of New Nuburu Series A Preferred Stock to be issued in respect of each such share of New Nuburu Common Stock. For clarity, any stockholder of Tailwind that has elected to redeem their Tailwind Shares (as defined herein) in connection with the Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder will not be a record holder of New Nuburu Common Stock with respect to such shares as of the close of business on the Closing Date.

This proxy statement/prospectus covers 46,919,020 shares of New Nuburu Common Stock (including shares issuable upon exercise of vested options to purchase shares of Nuburu and shares issuable upon the settlement of restricted stock units). The number of shares of New Nuburu Common Stock that this proxy statement/prospectus covers represents the estimated maximum number of shares of New Nuburu Common Stock that may be issued to holders of shares, vested options and restricted stock units of Nuburu in connection with the Business Combination (as more fully described in this proxy statement/prospectus).

Concurrently with the execution of the Business Combination Agreement, Tailwind entered into a Purchase Agreement (the “Lincoln Park Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”) to establish a committed funding agreement. Pursuant to the terms of the Lincoln Park Purchase Agreement, following consummation of the Business Combination and upon satisfaction of the conditions set forth in the Lincoln Park Purchase Agreement, including the effectiveness of a registration statement covering the resale of any shares of New Nuburu Common Stock issued to Lincoln Park under the Lincoln Park Purchase Agreement, New Nuburu has the right, but not the obligation, to direct Lincoln Park to purchase certain amounts of New Nuburu Common Stock up to an aggregate of $100 million over the term of the Lincoln Park Purchase Agreement.

Subject to the assumptions set forth under “Basis of Presentation and Glossary” in this proxy statement/ prospectus, the total number of shares of New Nuburu Common Stock expected to be issued in the Business Combination to stockholders of Nuburu, as of the date of this proxy statement/prospectus, would be approximately 31,241,684 and stockholders of Nuburu who are stockholders, warrant holders and holders of Company Notes immediately prior to the closing of the Business Combination (the “Closing”) would hold, in the aggregate, approximately 86.4% of the issued and outstanding shares of New Nuburu Common Stock immediately following the Closing, assuming no shares of Class A common stock, par value $0.0001 per share, of Tailwind (“Class A Common Stock”) are redeemed.

Tailwind’s units, Class A Common Stock and public warrants are publicly traded on the NYSE American LLC (the “NYSE American”) under the symbols “TWND.U,” “TWND” and “TWND WS,” respectively. Following the Closing, New Nuburu (formerly Tailwind) intends to continue to have its New Nuburu Common Stock and public warrants publicly traded under the proposed symbols “BURU” and “BURU WS,” respectively. Tailwind warrant holders and those stockholders who do not elect to have their shares redeemed need not deliver their shares of Class A Common Stock or warrant certificates to Tailwind or Tailwind’s transfer agent and such shares and warrants will remain outstanding.

Tailwind will hold a special meeting of stockholders (the “Tailwind Special Meeting”) to consider matters relating to the proposed Business Combination. Tailwind and Nuburu cannot complete the Business Combination unless Tailwind’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby, including the issuance of New Nuburu Common Stock to be issued as the Business Combination consideration. Tailwind is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

The Tailwind Special Meeting will be held on           , 2022, at            Eastern Time, via a virtual meeting. You may attend the meeting and vote your shares electronically during the meeting via live audio webcast by visiting           . You will need the control number that is printed on your proxy card to enter the Tailwind Special Meeting. Tailwind recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Tailwind Special Meeting starts. Please note that you will not be able to attend the Tailwind Special Meeting in person.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF CLASS A COMMON STOCK YOU OWN. To ensure your representation at the Tailwind Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote online at the meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The Tailwind board of directors has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that Tailwind stockholders vote “FOR” each of the proposals to be considered at the Tailwind Special Meeting.

This proxy statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about Tailwind and Nuburu and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 20 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you.

If you have any questions regarding this proxy statement/prospectus, you may contact           , Tailwind’s proxy solicitor, toll-free at            (banks and brokers call        ) or email            at           .

Sincerely,

Chris Hollod
Chief Executive Officer

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Business Combination, the issuance of New Nuburu Common Stock and New Nuburu Series A Preferred Stock in connection with the Business Combination or the other transactions described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated           , 2022, and is first being mailed to stockholders of Tailwind on or about           , 2022.

Tailwind Acquisition Corp.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON           , 2022. NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the “Tailwind Special Meeting”) of Tailwind Acquisition Corp., a Delaware corporation (“Tailwind”), will be held virtually, conducted via live audio webcast at           , Eastern Time, on           , 2022. You will need the control number that is printed on your proxy card to enter the Tailwind Special Meeting. Tailwind recommends that you log in at least 15 minutes before the Tailwind Special Meeting to ensure you are logged in when the meeting starts. Please note that you will not be able to attend the Tailwind Special Meeting in person. You are cordially invited to attend the Tailwind Special Meeting for the following purposes:

(1)The Business Combination Proposal — To consider and vote upon a proposal to approve the Business Combination Agreement, dated as of August 5, 2022 (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Tailwind, Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Tailwind (“Merger Sub”), and Nuburu, Inc., a Delaware corporation (“Nuburu”), and the transactions contemplated thereby. If the Business Combination Agreement, including the issuance of shares of common stock, par value $0.0001 per share, of Tailwind (“New Nuburu Common Stock”) as the Business Combination consideration, is approved by Tailwind’s stockholders, and the Business Combination is subsequently completed, among other items, Merger Sub will merge with and into Nuburu, with Nuburu surviving the Business Combination as a wholly owned subsidiary of Tailwind (the “Merger”). We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;
(2)The Charter Proposal — To consider and vote upon a proposal to approve New Nuburu’s amended and restated certificate of incorporation, to be approved and adopted in connection with the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex B ( the “Post-Closing New Nuburu Certificate of Incorporation”). We refer to this proposal as the “Charter Proposal”;
(3)The Advisory Charter Proposals — If the Business Combination Proposal and Charter Proposal are approved, to consider and vote on a non-binding, advisory basis, upon separate proposals to approve the following amendments to Tailwind’s current amended and restated certificate of incorporation (the “Pre-Closing Tailwind Certificate of Incorporation”):
i.	to decrease the number of authorized shares of Tailwind from 551,000,000 to 300,000,000 (“Proposal No. 3A”);
ii.	to eliminate the classification of Tailwind’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) (“Proposal No. 3B”);
iii.	to provide that the number of authorized shares of common stock or preferred stock may be increased or decreased by the affirmative vote of the holders of at least a majority of the voting power of Tailwind stock outstanding and entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law (“DGCL”) (“Proposal No. 3C”);
iv.	to remove the provisions regarding the doctrine of corporate opportunity from the Post-Closing New Nuburu Certificate of Incorporation (“Proposal No. 3D”);
v.	to provide that the vote of two-thirds of the total voting power of all the then outstanding shares of stock, shall be required to adopt, amend or repeal Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the Post-Closing New Nuburu Certificate of Incorporation (“Proposal No. 3E”);

We refer to these proposals collectively as the “Advisory Charter Proposals”;

(4)The Director Appointment Proposal — If the Business Combination Proposal and Charter Proposal are approved, to consider and vote upon a proposal to approve the appointment of directors of New Nuburu effective at the Closing (the “Director Appointment Proposal”);
(5)The Listing Proposal — If the Business Combination Proposal and Charter Proposal are approved, to consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE American LLC (the “NYSE American”), the issuance of shares of New Nuburu Common Stock (the “Listing Proposal”);

(6)The Equity Incentive Plan Proposal — If the Business Combination Proposal, Charter Proposal and Listing Proposal are approved, to consider and vote upon a proposal to approve and adopt the Nuburu, Inc. 2022 Equity Incentive Plan (the “Equity Incentive Plan”) (the “Equity Incentive Plan Proposal”);
(7)The ESPP Proposal — If the Business Combination Proposal, Charter Proposal, Listing Proposal and Equity Incentive Plan Proposal are approved, to consider and vote upon a proposal to approve and adopt the Nuburu, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”) (the “ESPP Proposal”); and
(8)The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Tailwind Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Tailwind Special Meeting, there are not sufficient votes to approve any of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal or holders of Tailwind’s Class A Common Stock (as defined herein) have elected to redeem an amount of Class A Common Stock such that Tailwind would have less than $5,000,001 of net tangible assets (the “Adjournment Proposal”).

Only holders of record of shares of Class A Common Stock and Class B Common Stock (together, the “Tailwind Shares”) at the close of business on November 25, 2022 are entitled to notice of the Tailwind Special Meeting and to vote at the Tailwind Special Meeting and any adjournments or postponements of the Tailwind Special Meeting. A complete list of Tailwind stockholders of record entitled to vote at the Tailwind Special Meeting will be available for ten (10) days before the Tailwind Special Meeting at the principal executive offices of Tailwind for inspection by stockholders during ordinary business hours for any purpose germane to the Tailwind Special Meeting.

The eligible Tailwind stockholder list will also be available at that time on the Tailwind Special Meeting website for examination by any stockholder attending the Tailwind Special Meeting live audio webcast.

Pursuant to the Pre-Closing Tailwind Certificate of Incorporation, Tailwind will provide holders (“public stockholders”) of its Class A Common Stock the opportunity to redeem their shares of Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit in the trust account (the “Trust Account”), which holds the proceeds of Tailwind’s initial public offering (the “Tailwind IPO”) as of two (2) business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to Tailwind to pay taxes) upon the Closing. For illustrative purposes, based on funds in the Trust Account of approximately $ 33 million on November 29, 2022, the estimated per share redemption price would have been approximately $10.22, excluding additional interest earned on the funds held in the Trust Account and not previously released to Tailwind to pay taxes. Public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. In accordance with the Pre-Closing Tailwind Certificate of Incorporation, a public stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Class A Common Stock. Tailwind Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Tailwind’s officers and directors have agreed to waive, for no consideration, their redemption rights in connection with the consummation of the Business Combination with respect to any shares of Class A Common Stock and Class B Common Stock they may hold. The Sponsor and Tailwind’s officers and directors received no consideration for such waiver. Currently, the Sponsor owns approximately 8,355,393 shares of Class B Common Stock. The Sponsor and Tailwind’s directors and officers have agreed to vote any shares of Tailwind common stock owned by them in favor of the Business Combination Proposal. Additionally, Nuburu stockholders representing at least 98% of the outstanding voting power in Nuburu, including certain of Nuburu’s directors and officers, have entered into a stockholder support agreement to vote in favor of the Business Combination.

Approval of the Business Combination Proposal, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of common stock, voting together as a single class at a meeting at which a quorum is present. Approval of the Charter Proposal requires the affirmative vote of a majority of the shares of common stock outstanding, voting together as a single class, and the affirmative vote of a majority of the shares of Class B Common Stock outstanding, voting as a separate class. Tailwind intends to treat each of the Advisory Charter Proposals as being approved if it receives the affirmative vote of a majority of the shares of common stock outstanding, voting together as a single class at a meeting at which a quorum is present, and the affirmative vote of a majority of the shares of Class B Common Stock outstanding, voting as a separate class. The Tailwind board of directors has already approved each of the proposals. Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), each of the proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote in favor of each of the proposals.

As of November 29, 2022, there was approximately $33 million in the Trust Account, which Tailwind intends to use for the purposes of consummating a business combination within the time period described in this proxy statement/prospectus. Each redemption of Class A Common Stock by public stockholders will decrease the amount of cash held in the Trust Account that would be available to New Nuburu after the Closing. Tailwind will not consummate the Business Combination if the redemption of Class A Common Stock would result in Tailwind’s failure to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) (or any successor rule).

If Tailwind stockholders fail to approve the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal, the Business Combination will not occur. This proxy statement/prospectus summarizes the material terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Tailwind Special Meeting. Please review the proxy statement/prospectus carefully.

Your vote is very important, regardless of the number of Tailwind Shares you own. Whether or not you plan to attend the Tailwind Special Meeting, please complete, sign, date and mail the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions printed on your proxy card. If you hold your shares through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The Tailwind board of directors has unanimously approved the Business Combination Agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Advisory Charter Proposals, “FOR” the Director Appointment Proposal, “FOR” the Listing Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and, if required, “FOR” the Adjournment Proposal.

If you have any questions or need assistance with voting, please contact Morrow Sodali LLC, Tailwind’s proxy solicitor, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email at TWND.info@investor.morrowsodali.com.

If you plan to attend the Tailwind Special Meeting and are a beneficial investor who owns your investments through a bank, broker, or other nominee you will need to contact Continental Stock Transfer & Trust Company (“CST”) to receive a control number. Please read carefully the sections in the proxy statement/prospectus regarding attending and voting at the Tailwind Special Meeting to ensure that you comply with these requirements.

BY ORDER OF THE BOARD OF DIRECTORS

Philip Krim
Chairman of the Board

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

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ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning Tailwind, without charge, by written request to Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA, or by telephone request at (646) 432-0610; or Morrow Sodali LLC, our proxy solicitor, by (800) 662-5200 calling                   (toll free), or banks and brokers can call (203) 658-9400, or by emailing TWND.info@investor.morrowsodali.com or from the SEC through the SEC website at http://www.sec.gov.

In order for Tailwind’s stockholders to receive timely delivery of the documents in advance of the Special Meeting of Tailwind to be held on                         , 2022, you must request the information no later than five business days prior to the date of the Special Meeting, by                    , 2022.

MARKET AND INDUSTRY DATA

In this proxy statement/prospectus, we present industry data, information and statistics regarding the markets in which Nuburu competes as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with Nuburu’s own internal estimates and information obtained from discussions with its current and potential customers, taking into account publicly available information about other industry participants and Nuburu’s management’s judgment where information is not publicly available. This information appears in “Information About Nuburu” and other sections of this proxy statement/prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable. However, forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

TRADEMARKS

The Nuburu design logo and the Nuburu mark appearing in this proxy statement/prospectus are the property of Nuburu, Inc. Trademarks, trade names and service marks of other companies appearing in this proxy statement/prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this proxy statement/prospectus.

BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires, references to:

●	“10b5-1 Sales Plan” are to the Rule 10b5-1 Sales Plan entered into on , 2022, by and between the Anzu Investors on the one hand and Tigress on the other, pursuant to which the Anzu Investors have authorized Tigress to sell the shares of New Nuburu Common Stock received by the Anzu Investors at Closing during the Plan Period, subject to certain price and volume parameters and other conditions set forth therein;
●	“Accelerated Purchase” are to the right of New Nuburu, following the consummation of the Merger and upon satisfaction of the conditions set forth in the Lincoln Park Purchase Agreement, to direct Lincoln Park to purchase additional shares of New Nuburu Common Stock;
●	“Anzu Designee Letter Agreement” are to the Letter Agreement between Tailwind, Nuburu and Anzu Partners, dated as of November 28, 2022, pursuant to which Anzu Partners may designate the Anzu Representative;
●	“Anzu Holders” are to Anzu Partners and the Anzu SPVs;
●	“Anzu Investors” are to the Anzu Holders and certain other persons related to the Anzu Holders described in note 6 to the ownership table set forth under “Security Ownership of Certain Beneficial Owners and Management of Tailwind and New Nuburu” who have entered into the 10b5-1 Sales Plan;
●	“Anzu Partners” are to Anzu Partners LLC;
●	“Anzu Representative” are to the representative designated by Anzu Partners to be a member of the board of directors of New Nuburu pursuant to the Anzu Designee Letter Agreement;
●	“Anzu SPVs” are to Anzu Nuburu LLC, Anzu Nuburu II LLC, Anzu Nuburu III LLC and Anzu Nuburu V LLC;
●	“ASC” are to the Accounting Standards Codification;
●	“ASU” are to the Accounting Standards Update;
●	“Business Combination” are to the Merger and the other transactions contemplated by the Business Combination Agreement, collectively, including the Lincoln Park Purchase Agreement and Registration Rights Agreement;
●	“Business Combination Agreement” are to that certain Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time), by and among Tailwind, Merger Sub, and Nuburu, dated August 5, 2022, a copy of which is attached to this proxy statement/prospectus as Annex A;
●	“Bylaws” are to Tailwind’s Amended and Restated Bylaws;
●	“Certificate of Designations” are to New Nuburu’s Certificate of Designations, a form of which is attached to this proxy statement/prospectus as Annex C and which, if the Business Combination is consummated, will be filed on the Closing Date and will designate 25,000,000 shares as “Series A Preferred Stock,” and will establish the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of such shares of New Nuburu Series A Preferred Stock;
●	“CFIUS” are to the Committee on Foreign Investment in the United States;
●	“Charter Extension Date” are to January 9, 2023;
●	“Class A Common Stock” are to the 3,232,841 shares of Class A common stock, par value $0.0001 per share, of Tailwind outstanding as of the date of this proxy statement/prospectus that were issued in the Tailwind IPO and taking into account redemptions made in connection with the special meeting of Tailwind stockholders held on September 7, 2022;

v

●	“Class B Common Stock” or “Founder Shares” are to the 8,355,393 shares of Class B common stock, par value $0.0001 per share, of Tailwind outstanding as of the date of this proxy statement/ prospectus that were initially issued to the Sponsor in a private placement prior to the Tailwind IPO, and which will automatically convert, on a one-for-one basis, into shares of New Nuburu Common Stock in connection with the Business Combination;
●	“Closing” are to the closing of the Business Combination;
●	“Code” are to the U.S. Internal Revenue Code;
●	“Cohen” are to Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC;
●	“Company” are to Tailwind Acquisition Corp., a Delaware corporation;
●	“Company Note” are to each outstanding convertible promissory note issued by Nuburu;
●	“CST” are to Continental Stock Transfer & Trust Company;
●	“DGCL” are to the Delaware General Corporation Law;
●	“Effective Time” are to the time the Business Combination is effective;
●	“Equity Incentive Plan” are to the Nuburu, Inc. 2022 Equity Incentive Plan, to be adopted in connection with the Business Combination, a form of which is attached hereto as Annex D;
●	“ESPP” are to the Nuburu, Inc. 2022 Employee Stock Purchase Plan, to be adopted in connection with the Business Combination, a form of which is attached hereto as Annex E;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“Extension Amendment” are to the amendment to the Pre-Closing Tailwind Certificate of Incorporation, approved at the Extension Meeting, to extend the Termination Date from September 9, 2022 to the Charter Extension Date, and to allow Tailwind, without another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to two times by an additional one month each time after the Charter Extension Date, by resolution of Tailwind’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable deadlines, until March 9, 2023, or a total of up to six months after September 9, 2022, unless the closing of Tailwind’s initial business combination shall have occurred prior to such date;
●	“Extension Amendment Proposal” are to the proposal approved at the Extension Meeting to amend the Pre-Closing Tailwind Certificate of Incorporation to extend the date by which Tailwind must complete its initial business combination from September 9, 2022 to January 9, 2023 and to allow Tailwind without another stockholder vote, to elect to extend the termination date to consummate a business combination on a monthly basis for up to two times by an additional one month each time after January 9, 2023, by resolution of the board if requested by the Sponsor, and upon five days’ advance notice prior to the applicable deadlines, until March 9, 2023;
●	“Extension Loan” are to the loan from the Sponsor (or one or more of its affiliates, members or third-party designees) to Tailwind, made in connection with the Extension Amendment, of $600,000 and deposited into the Trust Account in exchange for the Extension Note. In addition, in the event that Tailwind has not consummated the Business Combination by January 9, 2023, Tailwind may, without approval of the Public Stockholders, by resolution of the Board if requested by the Sponsor, and upon five days’ advance notice prior to the applicable termination date extend the termination date up to two times, each by one additional month (for a total of up to two additional months to complete the Business Combination), provided that the Sponsor will deposit $75,000 into the Trust Account for each such monthly extension, for an aggregate deposit of up to $150,000, in exchange for a drawdown request under the Extension Note in such amount;
●	“Extension Meeting” are to the Tailwind special meeting of stockholders held on September 7, 2022;

●	“Extension Note” are to the non-interest bearing, unsecured promissory note of up to $750,000 issued by Tailwind to the Sponsor on September 9, 2022, of which $600,000 is outstanding as of September 30, 2022, in accordance with the terms of the Extension Loan;
●	“Extension Redemptions” are to the redemption of shares of Class A Common Stock in connection with the special meeting of Tailwind stockholders held on September 7, 2022;
●	“FASB” are to the Financial Accounting Standards Board;
●	“FIRRMA” are to the Foreign Investment Risk Review Modernization Act of 2018;
●	“Form Amendment” are to the form of an amendment to the Sponsor Letter Agreement that was to be entered into concurrently with the Closing that was agreed upon in connection with the Business Combination Agreement;
●	“GAAP” are to generally accepted accounting principles in the United States;
●	“Insiders” are to Philip Krim, Chris Hollod, Matthew Eby, Alan Sheriff, Wisdom Lu, Boris Revsin and Will Quist, each of whom is a member of Tailwind’s board of directors and/or management;
●	“Investment Company Act” are to the Investment Company Act of 1940, as amended;
●	“IRS” are to Internal Revenue Service;
●	“LCNRV” are to the lower cost or net realizable value of Nuburu product costs;
●	“Lincoln Park” are to Lincoln Park Capital Fund, LLC, an Illinois limited liability company;
●	“Lincoln Park Purchase Agreement” are to the Purchase Agreement by and among Tailwind, Nuburu and Lincoln Park, dated as of August 5, 2022;
●	“Loop Capital Markets” are to Loop Capital Markets LLC, a Delaware limited liability company;
●	“Merger” are to the merger of Merger Sub with and into Nuburu, with Nuburu as the surviving company in the Business Combination, and after giving effect to such Merger, continuing as a wholly owned subsidiary of New Nuburu;
●	“Merger Sub” are to Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Tailwind prior to consummation of the Business Combination;
●	“Nasdaq” are to The Nasdaq Stock Market LLC;
●	“New Nuburu Common Stock” are to shares of common stock, par value $0.0001 per share, of New Nuburu;
●	“New Nuburu” are to Nuburu, Inc. (formerly Tailwind) after giving effect to the Business Combination;
●	“Nuburu” are to Nuburu, Inc., a Delaware corporation, prior to the Business Combination;
●	“Nuburu 2015 Plan” are to the Nuburu, Inc. 2015 Equity Incentive Plan, to be terminated upon the approval of the Equity Incentive Plan in connection with the Business Combination;
●	“Nuburu Common Stock” are to each share of Nuburu common stock, par value $0.0001 per share;
●	“Nuburu Preferred Stock” are to each share of Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock;

●	“Nuburu Option” are to each outstanding option to purchase shares of Nuburu Common Stock;
●	“Nuburu RSU” are to each outstanding restricted stock unit granted by Nuburu;
●	“Nuburu Series A Preferred Stock” are to the Series A Preferred Stock of Nuburu, $0.0001 par value per share;
●	“Nuburu Series A-1 Preferred Stock” are to the Series A-1 Preferred Stock of Nuburu, $0.0001 par value per share;
●	“Nuburu Series B Preferred Stock” are to the Series B Preferred Stock of Nuburu, $0.0001 par value per share;
●	“Nuburu Series B-1 Preferred Stock” are to the Series B-1 Preferred Stock of Nuburu, $0.0001 par value per share;
●	“Nuburu Series C Preferred Stock” are to the Series C Preferred Stock of Nuburu, $0.0001 par value per share;
●	“NYSE American” are to the NYSE American LLC;
●	“NYSE” are to the New York Stock Exchange;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“Plan Period” are to the period during which the Anzu Investors may sell New Nuburu Common Stock under the 10b5-1 Sales Plan;
●	“Post-Closing New Nuburu Certificate of Incorporation” are to New Nuburu’s Amended and Restated Certificate of Incorporation, to be approved and adopted in connection with the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex B;
●	“Post-Closing New Nuburu Governing Documents” are to the Post-Closing New Nuburu Certificate of Incorporation, the Certificate of Designations and the Bylaws;
●	“Pre-Closing Tailwind Certificate of Incorporation” are to Tailwind’s Amended and Restated Certificate of Incorporation, as in effect immediately prior to the Business Combination;
●	“Pre-Closing Nuburu Certificate of Incorporation” are to Nuburu’s Amended and Restated Certificate of Incorporation, as in effect immediately prior to the Business Combination;
●	“Pre-Closing Tailwind Governing Documents” are to the Pre-Closing Tailwind Certificate of Incorporation and the Bylaws;
●	“Private Placement Warrants” are to the 9,700,000 warrants of Tailwind purchased by the Sponsor simultaneously with the closing of the Tailwind IPO, at a price of $1.00 per Private Placement Warrant, or $9,700,000 in the aggregate, with each Private Placement Warrant being exercisable to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment, which warrants the Sponsor has agreed pursuant to the Sponsor Support Agreement to cancel in connection with the Closing;
●	“Public Stockholders” or “public stockholders” are to holders of Tailwind’s public shares, whether acquired in the Tailwind IPO or acquired in the secondary market;
●	“Public Warrants” are to the 16,710,785 whole warrants of Tailwind sold to public investors in the Tailwind IPO as part of the units;
●	“Registration Rights and Lock-up Agreement” are to the Amended and Restated Registration Rights and Lock-up Agreement between Tailwind and the Holders (as defined therein), dated August 5, 2022 (as amended by the Amendment to Registration Rights and Lock-Up Agreement, dated November 22, 2022), which amended and restated in its entirety the Registration and Stockholder Rights Agreement between Tailwind and the Sponsor, dated September 9, 2020 and obligates Tailwind to file a registration statement to register the resale of certain shares of New Nuburu Common Stock held by the Holders and subjects certain Holders to a lock-up period;
●	“Regular Purchase Notice” are to a notice by New Nuburu to Lincoln Park directing Lincoln Park to purchase such applicable amount of purchase shares at the applicable purchase price as specified by New Nuburu therein on the applicable purchase date for such regular purchase;
●	“Regular Purchase Share Limit” are to up to $350,000 of New Nuburu Common Stock that New Nuburu may direct Lincoln Park to purchase from time to time on a Purchase Date;
●	“Sale Option Agreement” are to the Preferred Stock Sale Option Agreement between Tailwind and the Anzu SPVs, dated as of August 5, 2022 (as amended by the Amendment to Preferred Stock Sale Option Agreement, dated November 22, 2022, and the Second Amendment to Preferred Stock Sale Option Agreement, dated November 28, 2022), pursuant to which, in the event an Anzu SPV transfers any shares of New Nuburu Common Stock beneficially owned or owned of record by such holder prior to the expiration of the lock-up period applicable to such holder in a Permitted Transfer (as defined in the Registration Rights and Lock-up Agreement), such holder must notify New Nuburu of the Permitted Transfer, whereupon, New Nuburu has the right, but not the obligation, to cause such holder to use up to 2/3 of the gross proceeds of the Permitted Transfer to purchase New Nuburu Series A Preferred Stock from New Nuburu at a price equal to $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like);
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“Securities Exchange” are to the NYSE or another national securities exchange, as mutually agreed to by Nuburu and Tailwind;
●	“SPAC A” are to the different special purpose acquisition company with which Nuburu conducted exclusive negotiations in respect of a potential business combination between June 6, 2022 and July 23, 2022;
●	“Sponsor Letter Agreement” are to that certain Letter Agreement entered into by and between Tailwind, on the one hand, and the Sponsor and the Insiders, on the other hand, dated as of September 3, 2020;
●	“Sponsor Letter Agreement Amendment” are to the Amendment to Letter Agreement, by and between Tailwind, on the one hand, and the Insiders, on the other hand, dated November 22, 2022, which, among other things, amends and restates the specified the lock-up restrictions to provide that the Insiders shall not transfer any Founder Shares (A) if the completion of an initial Business Combination occurs prior to March 30, 2023, until the earliest of (i) nine (9) months following the completion of an initial Business Combination and (ii) September 30, 2023 and (B) if the completion of an initial Business Combination occurs on or after March 30, 2023, six (6) months following the completion of an initial Business Combination, subject in each case to certain exceptions;
●	“Sponsor Note” are to the unsecured promissory note in the principal amount of up to $750,000, issued by Tailwind to the Sponsor on September 9, 2022;
●	“Sponsor Support Agreement” are to the Sponsor Support and Forfeiture Agreement between Tailwind and the Sponsor, dated as of August 5, 2022, pursuant to which the Sponsor agreed, among other things, (A) to vote (or execute and return an action by written consent), or cause to be voted at the Tailwind Special Meeting all of its Class B Common Stock or any other voting securities of Tailwind which it holds, owns, or is entitled to vote, in favor of the approval and adoption of the Business Combination Agreement and approval of the Business Combination, including the Merger, (B) not to redeem any shares of Class A Common Stock or Class B Common Stock that it holds pursuant to or in connection with any vote for the approval of any extension of the deadline for Tailwind to consummate its initial business combination, and (C) to forfeit the shares of New Nuburu Common Stock held by the Sponsor other than certain retained shares. In connection with the consummation of the transactions contemplated by the Business Combination Agreement, the Sponsor agrees that, upon and subject to the occurrence of the Closing, the Sponsor shall automatically cancel, without any further action by the Sponsor or any other Person, all of the Private Placement Warrants that are held by the Sponsor. The Sponsor also waived, for no consideration, its right to receive the Preferred Stock Issuance, other than with respect to 1,000,000 shares of New Nuburu Series A Preferred Stock;
●	“Sponsor” are to Tailwind Sponsor LLC, a Delaware limited liability company, and the sponsor of Tailwind;
●	“Sponsor Support Agreement” are to the Sponsor Support and Forfeiture Agreement between Tailwind and the Sponsor, dated as of August 5, 2022 (as amended by the Amendment to Sponsor Support and Forfeiture Agreement, dated November 22, 2022), pursuant to which the Sponsor agreed, among other things, (A) to vote (or execute and return an action by written consent), or cause to be voted at the Tailwind Special Meeting all of its Class B Common Stock or any other voting securities of Tailwind which it holds, owns, or is entitled to vote, in favor of the approval and adoption of the Business Combination Agreement and approval of the Business Combination, including the Merger, (B) not to redeem any shares of Class A Common Stock or Class B Common Stock that it holds pursuant to or in connection with any vote for the approval of any extension of the deadline for Tailwind to consummate its initial business combination, and (C) to forfeit the shares of New Nuburu Common Stock held by the Sponsor other than certain retained shares. In connection with the consummation of the transactions contemplated by the Business Combination Agreement, the Sponsor agrees that, upon and subject to the occurrence of the Closing, the Sponsor shall automatically cancel, without any further action by the Sponsor or any other Person, all of the Private Placement Warrants that are held by the Sponsor. The Sponsor also waived, for no consideration, its right to receive the Preferred Stock Issuance, other than with respect to 1,000,000 shares of New Nuburu Series A Preferred Stock;
●	“Tailwind” are to Tailwind Acquisition Corp., a Delaware corporation, prior to completion of the Business Combination;
●	“Tailwind IPO” are to Tailwind’s initial public offering, which was consummated on September 9, 2020;
●	“Tailwind Shares” are to the Class A Common Stock and the Class B Common Stock, collectively;
●	“Tailwind Special Meeting” are to Tailwind’s special meeting of stockholders to consider matters relating to the proposed Business Combination;
●	“Test Date” are to the second anniversary of the Closing Date;
●	“Tigress” are to Tigress Financial Partners, LLC, a Delaware limited liability company;
●	“Trust Account” are to the trust account established at the consummation of the Tailwind IPO that holds the proceeds of the Tailwind IPO and is maintained by CST, acting as trustee;
●	“Termination Date” are to the date by which Tailwind must consummate a business combination;
●	“Underwriting Agreement” are to that certain Underwriting Agreement, dated September 3, 2020, by and between Tailwind and Jefferies, acting individually and as representative of the several underwriters named in Schedule A thereto;
●	“VWAP” are to the volume-weighted price of New Nuburu Common Stock;
●	“Warrant Agreement” are to the Warrant Agreement between Continental CST, as warrant agent, and Tailwind, dated September 9, 2020, pursuant to which the Public Warrants were issued;
●	“Warrants” are to the Private Placement Warrants, Public Warrants and Working Capital Warrants;
●	“Working Capital Loans” are to loans made by the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates in order to finance transaction costs in connection with a business combination; and
●	“Working Capital Warrants” are to warrants, having terms identical to the Private Placement Warrants, that may be issued by New Nuburu to the lender of the Working Capital Loans at the discretion of the lender upon conversion of up to $1,500,000 of such Working Capital Loans into warrants, at a price of $1.00 per warrant.

x

Unless otherwise specified, the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to New Nuburu’s stockholders immediately following the Business Combination are for illustrative purposes only and assume the following:

(i)	in connection with completion of the Business Combination, the Sponsor surrenders and forfeits to Tailwind 6,855,393 shares of Class B Common Stock for no consideration;
(ii)	in connection with the completion of the Business Combination, the Sponsor forfeits and cancels the 9,700,000 Private Placement Warrants held by the Sponsor for no consideration;
(iii)	in connection with the completion of the Business Combination, 31,241,684 shares of New Nuburu Common Stock are issued to the holders of shares of common stock and preferred stock of Nuburu in exchange for such shares, which would be the number of shares of New Nuburu Common Stock issued to these holders if the Closing had occurred on September 30, 2022;
(iv)	in connection with the completion of the Business Combination, 200,000 shares of New Nuburu Common Stock are issued to Lincoln Park pursuant to the Lincoln Park Purchase Agreement as consideration for Lincoln Park entering into the Lincoln Park Purchase Agreement (but excluding the number of additional commitment shares to be issued to Lincoln Park pursuant to the Lincoln Park Purchase Agreement as consideration for Lincoln Park entering into the Lincoln Park Purchase Agreement equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of New Nuburu Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share);
(v)	none of the 2,979,864 currently issued and outstanding vested Nuburu Options will have been exercised prior to completion of the Business Combination;
(vi)	none of the 3,069,603 currently issued and outstanding unvested Nuburu Options will have vested prior to completion of the Business Combination;
(vii)	none of the 1,053,000 currently issued and outstanding unvested Nuburu RSUs will have vested prior to completion of the Business Combination;
(viii)	none of the currently issued and outstanding Public Warrants will have been exercised on or before , 2022; and
(ix)	no Working Capital Warrants will have been issued.

If the actual facts are different than these assumptions, the ownership percentages in New Nuburu will be different. In particular, the number of shares of New Nuburu Common Stock issued to the holders of shares of common stock and preferred stock of Nuburu upon consummation of the Business Combination will fluctuate based on the number of shares underlying vested Nuburu Options (and the exercise price of such options), at the Closing. Vested Nuburu Options and Nuburu RSUs are taken into account for purposes of allocating the implied $             fixed pre-transaction equity value of Nuburu among the holders of shares and equity awards of Nuburu, with the value allocable to such options and restricted stock units being determined based on the treasury stock method.

Beneficial ownership throughout this proxy statement/prospectus with respect to New Nuburu’s stockholders is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of such disclosure.

Unless specified otherwise, amounts in this proxy statement/prospectus are presented in United States dollars.

Defined terms in the financial statements contained in this proxy statement/prospectus have the meanings ascribed to them in the financial statements.

QUESTIONS AND ANSWERS

The following are answers to certain questions that you, as a stockholder of Tailwind, may have regarding the Business Combination and the stockholder meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHAT IS THE BUSINESS COMBINATION?
A:

Tailwind, Merger Sub, and Nuburu have entered into the Business Combination Agreement, dated as of August 5, 2022, pursuant to which, among other items: (i) Nuburu will change its name to “Nuburu Subsidiary, Inc.”; (ii) the Pre-Closing Tailwind Certificate of Incorporation will be amended and restated; and (iii) Merger Sub will merge with and into Nuburu, with Nuburu as the surviving company in the Business Combination, and after giving effect to such Merger, continuing as a wholly owned subsidiary of New Nuburu. In addition, Tailwind is expected to change its name to “Nuburu, Inc.”

Tailwind will hold the Tailwind Special Meeting to consider matters relating to the proposed Business Combination. See “The Business Combination Agreement.” In addition, a copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to carefully read this proxy statement/prospectus and the Business Combination Agreement in their entirety. Tailwind and Nuburu cannot complete the Business Combination unless Tailwind’s stockholders approve the Business Combination Agreement and the transactions contemplated thereby. Tailwind is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.

Q:	WHY AM I RECEIVING THIS DOCUMENT?
A:

Tailwind is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their Tailwind Shares with respect to the matters to be considered at the Tailwind Special Meeting.

The Business Combination cannot be completed unless Tailwind’s stockholders approve the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal, each as set forth in this proxy statement/prospectus. Information about the Tailwind Special Meeting, the Business Combination and the other business to be considered by stockholders at the Tailwind Special Meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of Tailwind and a prospectus of Tailwind. It is a proxy statement because the board of directors of Tailwind is soliciting proxies using this proxy statement/prospectus from its stockholders. It is a prospectus because Tailwind, in connection with the Business Combination, is offering (i) shares of New Nuburu Common Stock in exchange for the outstanding shares of Nuburu common stock and preferred stock and (ii) shares of New Nuburu Series A Preferred Stock to holders of record of New Nuburu Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who have waived such stockholders’ entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, shall exclude such waiver with respect to shares of New Nuburu Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who has waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance, as further described in the Sponsor Support Agreement). See “The Business Combination Agreement — Merger Consideration.”

Q:	WHAT WILL HAPPEN TO TAILWIND’S SECURITIES UPON CONSUMMATION OF THE BUSINESS COMBINATION?
A:

Tailwind’s units, Class A Common Stock and Public Warrants are publicly traded on the NYSE American under the symbols “TWND.U,” “TWND” and “TWND WS,” respectively. Following the Closing, New Nuburu (formerly Tailwind) intends to continue to have its New Nuburu Common Stock and Public Warrants publicly traded under the proposed symbols “BURU” and “BURU WS,” respectively. Tailwind warrant holders and those stockholders who do not elect to have their shares redeemed need not deliver their shares of Class A Common Stock or warrant certificates to Tailwind or Tailwind’s transfer agent and such shares and warrants will remain outstanding.

Q:	WHAT WILL NUBURU STOCKHOLDERS RECEIVE IN THE BUSINESS COMBINATION?
A:

Each share of Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock (“Nuburu Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00 (such shares of Nuburu Preferred Stock receiving a number of shares of New Nuburu Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Nuburu Common Stock (as defined below) that such share of Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio (as defined below) (the “Preferred Stock Exchange Ratio”).

Each share of Nuburu common stock, par value $0.0001 per share (“Nuburu Common Stock”) issued and outstanding shall be canceled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the Common Stock Exchange Ratio.

Each outstanding option to purchase shares of Nuburu Common Stock (each such option, a “Nuburu Option”), whether vested or unvested, will be converted into an option to purchase a number of shares of New Nuburu Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Nuburu Common Stock subject to such Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Nuburu Option immediately prior to the Effective Time.

Each outstanding restricted stock unit granted by Nuburu (each a “Nuburu RSU”) will be converted into a restricted stock unit of New Nuburu Common Stock (such restricted stock unit covering New Nuburu Common Stock, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Nuburu RSU immediately prior to the Effective Time.

Each outstanding warrant to purchase shares of Nuburu Common Stock will be treated in accordance with its terms, as may be amended prior to the Closing, with any amendments subject to Tailwind’s prior written consent, not to be unreasonably withheld, conditioned, or delayed.

Each Company Note will be canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Company Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and subsequently converted into New Nuburu Common Stock (and with such shares being entitled to participate in the Preferred Stock Issuance).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The “Aggregate Common Stock Merger Consideration” means a number of shares of New Nuburu Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New Nuburu Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Nuburu capital stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Nuburu Common Stock issuable upon the full exercise, exchange or conversion of Nuburu warrants, Nuburu Options, Nuburu RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The “Preferred Stock Exchange Ratio” means, with respect to each share of Nuburu Preferred Stock, the number of shares of New Nuburu Common Stock which a share of such series of Preferred Stock is to be cancelled and converted into the right to receive pursuant to the applicable provisions of the Business Combination Agreement. The Business Combination Agreement provides that each share of Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of New Nuburu Common Stock that such share of Company Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with the Pre-Closing Nuburu Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

“Preferred Stock Liquidation Preference” means

(a)with respect to the Series C Preferred Stock of Nuburu, $0.0001 par value per share (the “Nuburu Series C Preferred Stock”) an amount per share equal to $10.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;
(b)with respect to the Series B-1 Preferred Stock of Nuburu, $0.0001 par value per share (the “Nuburu Series B-1 Preferred Stock”), an amount per share equal to $0.80, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $0.80, whether or not declared, plus any other dividends declared but unpaid thereon;
(c)with respect to the Series B Preferred Stock of Nuburu, $0.0001 par value per share (the “Nuburu Series B Preferred Stock”), an amount per share equal to $5.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;
(d)with respect to the Series A-1 Preferred Stock of Nuburu, $0.0001 par value per share (the “Nuburu Series A-1 Preferred Stock”), an amount per share equal to $1.15, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.15, whether or not declared, plus any other dividends declared but unpaid thereon; and
(e)with respect to the Series A Preferred Stock of Nuburu, $0.0001 par value per share (the “Nuburu Series A Preferred Stock”), an amount per share equal to $1.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.00, whether or not declared, plus any other dividends declared but unpaid thereon.

As of the date of this proxy statement/prospectus, we currently estimate that the Common Stock Exchange Ratio and the Preferred Stock Exchange Ratios will be approximately as follows.

Nuburu Class / Series	Exchange Ratio
Nuburu Common Stock	0.529
Nuburu Series A Preferred Stock	0.581
Nuburu Series A-1 Preferred Stock	0.614
Nuburu Series B Preferred Stock	0.853
Nuburu Series B-1 Preferred Stock	0.529
Nuburu Series C Preferred Stock	1.026

The foregoing assumes that no additional Company Notes will be issued other than the $5.3 million that have been issued by Nuburu as of the date of this proxy statement/prospectus, and assumes accrual of interest on the Company Notes through September 30, 2022. The foregoing represents management’s estimates based on information available as of the date of this proxy statement/prospectus and is subject to change.

Q:	WHAT WILL HOLDERS OF COMPANY NOTES RECEIVE IN THE BUSINESS COMBINATION?
A:	The Business Combination Agreement provides Nuburu with the ability to raise up to $50.0 million in Company Notes prior to the Effective Time without the consent of Tailwind.

In multiple closings over the course of March and August 2022, Nuburu issued and sold Company Notes with aggregate gross proceeds of $5.3 million. Nuburu may sell additional Company Notes prior to Closing. Pursuant to their terms, the Company Notes accrue interest at a rate of 8% per annum. Unless earlier repaid or converted pursuant to their terms, the outstanding principal amount of and all accrued and unpaid interest on the Company Notes (the “Conversion Amount”) shall, immediately prior to the consummation of the Business Combination, automatically convert into that number of shares of Nuburu Common Stock that would, upon consummation of the Business Combination, receive a number of New Nuburu Common Stock equal to

(x) the Conversion Amount divided by (y) $8.50. Each share of New Nuburu Common Stock converted in this manner is included in the Aggregate Common Stock Merger Consideration being issued to Nuburu equityholders.

In addition, each share of New Nuburu Common Stock issued in respect of Company Notes shall be entitled to participate in the Preferred Stock Issuance. As such, assuming that Nuburu does not issue any additional Company Notes in excess of the $5.3 million that have been issued as of the date of this proxy statement/prospectus and that the Closing occurs on September 30, 2022 an amount of 626,539 shares of Series A Preferred Stock in the aggregate (such amount being the sum of $5.3 million principal amount of and the accrued and unpaid interest on the Company Notes through such date, divided by $8.50) would be issued to the holders of the Company Notes. If any additional Company Notes are issued after the date of this proxy statement/prospectus, or if additional months of interest accrue on the Company Notes, then additional shares of New Nuburu Common Stock would be issued to the holders of the Company Notes and, by virtue of the Preferred Stock Issuance, an equal additional amount of shares of Series A Preferred Stock would be issued to the holders of the Company Notes.

Nuburu’s management is currently considering issuing additional Company Notes in the amount of up to $10 million prior to the Closing, but Nuburu is under no obligation to do so and may opt to issue more or less than that amount or no additional Company Notes at all.

Q:	WHO IS TAILWIND’S SPONSOR?
A:

The Sponsor currently owns 8,355,393 shares of Class B Stock and 9,700,000 Private Placement Warrants of Tailwind. Philip Krim, the Chairman of Tailwind, has voting and dipositive power over the Class B Stock and Private Placement Warrants held by the Sponsor. The Sponsor has agreed to cancel the Private Placement Warrants in connection with the Closing. The Sponsor is not controlled by nor does it have substantial ties to any non-U.S. person and, to our knowledge, no person or entity associated with or otherwise involved in the transaction is, is controlled by or has substantial ties with a non-U.S. person. However, it is possible that non-U.S. persons we are not aware of could be involved in the Business Combination, which may increase the risk that the Business Combination becomes subject to regulatory review, including review by the Committee on Foreign Investment in the United States (“CFIUS”), and that restrictions, limitations or conditions will be imposed by CFIUS. If the Business Combination is subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If the Business Combination falls within CFIUS’s jurisdiction due to the participation of “foreign persons” (as defined in 31 C.F.R. § 800.224). CFIUS may decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or order us to divest all or a portion of the U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing the Business Combination or other business combination opportunities that we believe would otherwise be beneficial to us and our stockholders. A failure to notify CFIUS of a transaction where such notification was required or otherwise warranted based on the national security considerations presented by an investment target may expose the Sponsor and/or the combined company to legal penalties, costs and/or other adverse reputational and financial effects, thus potentially diminishing the value of the combined company. In addition, CFIUS is actively pursuing transactions that were not notified to it and may ask questions regarding, or impose restrictions or mitigation on, the Business Combination post-closing.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete the Business Combination. If we cannot complete the Business Combination by March 9, 2023 because the transaction is still under review or because the Business Combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive $10.22 per share of Class A Common Stock, plus any interest that accrues on the amount on deposit in the Trust Account prior to the liquidation date and our Public Warrants and Private Placement Warrants will expire worthless. This will also cause you to lose the investment opportunity in Nuburu and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Q:	WHEN WILL THE BUSINESS COMBINATION BE COMPLETED?
A:

The parties currently expect that the Business Combination will still be completed in 2022. However, Tailwind cannot assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of Tailwind could result in the Business Combination being completed at a different time or not at all. Tailwind must first obtain the approval of Tailwind stockholders for each of the proposals set forth in this proxy statement/prospectus (other than the Adjournment

Proposal, the Director Appointment Proposal and the Advisory Charter Proposals). See “The Business Combination Agreement — Conditions to Closing.”

QUESTIONS AND ANSWERS ABOUT THE TAILWIND SPECIAL MEETING

Q:	WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?
A:	Tailwind stockholders are being asked to vote on the following proposals:
(1)	the Business Combination Proposal;
(2)	the Charter Proposal;
(3)	the Director Appointment Proposal;
(4)	the Advisory Charter Proposals;
(5)	the Listing Proposal;
(6)	the Equity Incentive Plan Proposal;
(7)	the ESPP Proposal; and
(8)	the Adjournment Proposal.

The Business Combination will not occur unless Tailwind stockholders approve each of the proposals specified in this proxy statement/prospectus, other than the Director Appointment Proposal, the Advisory Charter Proposals and the Adjournment Proposal. Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), each of the proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote in favor of each of the proposals. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

Q:	WHY IS TAILWIND PROPOSING THE BUSINESS COMBINATION?
A:	Tailwind was organized to effect a merger, capital stock exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

On September 9, 2020, Tailwind completed the Tailwind IPO, generating gross proceeds of $334,215,700, which were placed in the Trust Account. Following the Extension Redemptions (as defined below) a total of approximately $32.4 million (excluding the Extension Loan) remains in the Trust Account as of September 12, 2022. Since the Tailwind IPO, Tailwind’s activity has been limited to the evaluation of business combination candidates and efforts to consummate a business combination, initially pursuant to the Business Combination Agreement, dated March 1, 2021, by and among Tailwind, Merger Sub, QOMPLX, Inc., a Delaware corporation, and Rationem, LLC, a Delaware limited liability company, which was terminated on August 17, 2021, and, since August 5, 2022, pursuant to the Business Combination Agreement.

Based on its due diligence investigations of Nuburu and the industry in which it operates, including the financial and other information provided by Nuburu in the course of their negotiations in connection with the Business Combination Agreement, Tailwind believes that Nuburu aligns well with the objectives laid out in its investment thesis. As a result, Tailwind believes that a business combination with Nuburu will provide Tailwind stockholders with an opportunity to participate in the ownership of a publicly-listed company with significant growth potential at an attractive valuation. See “The Business Combination — The Tailwind Board of Directors’ Reasons for the Business Combination.”

Q:	DID THE TAILWIND BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?
A:

Tailwind’s board of directors did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. Tailwind’s officers, directors and advisors have substantial experience in evaluating the merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Tailwind’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Tailwind’s officers, directors and advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of Tailwind’s board of directors and advisors in valuing Nuburu’s business.

Q:	DO I HAVE REDEMPTION RIGHTS?
A:

If you are a holder of Class A Common Stock, you have the right to demand that Tailwind redeem such shares for a pro rata portion of the cash held in the Trust Account, which holds the proceeds of the Tailwind IPO, as of two (2) business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the Trust Account and not previously released to Tailwind to pay taxes) upon the Closing.

Notwithstanding the foregoing, a holder of Class A Common Stock, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption with respect to more than 15% of the Class A Common Stock. Accordingly, no shares of Class A Common Stock in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will be redeemed.

Holders of the outstanding Public Warrants of Tailwind do not have redemption rights with respect to such warrants in connection with the transactions contemplated by the Business Combination Proposal. For clarity, any stockholder of Tailwind that has elected to redeem its shares in connection with the Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder will not be a record holder of New Nuburu Common Stock with respect to such shares as of the close of business on the Closing Date.

Under the Pre-Closing Tailwind Certificate of Incorporation, the Business Combination may be consummated only if Tailwind has at least $5,000,001 of net tangible assets after giving effect to all holders of Class A Common Stock that properly demand redemption of their shares for cash.

Q:	WILL I BE ABLE TO PARTICIPATE IN THE PREFERRED STOCK ISSUANCE IF I EXERCISE REDEMPTION RIGHTS?
A:

No. Prior to the Effective Time, Tailwind shall declare an issuance of shares of New Nuburu Series A Preferred Stock to holders of record of New Nuburu Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who have waived such stockholders’ entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance) (which, for clarity, shall exclude such waiver with respect to shares of New Nuburu Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who has waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance, as further described in the Sponsor Support Agreement), with one share of New Nuburu Series A Preferred Stock to be issued in respect of each such share of New Nuburu Common Stock. Any stockholder of Tailwind that has elected to redeem its shares in connection with the Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder will not be a record holder of New Nuburu Common Stock with respect to such shares as of the close of business on the Closing Date.

Q	WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?
A:

No. You may exercise your redemption rights whether you vote your shares of Class A Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Class A Common Stock and no longer remain stockholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. With fewer shares of Class A Common Stock and public stockholders, the trading market for Class A

Common Stock may be less liquid than the market for Class A Common Stock prior to the Business Combination and Tailwind may not be able to meet the listing standards of a national securities exchange. In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into Nuburu’s business will be reduced and the amount of working capital available to New Nuburu following the Business Combination may be reduced. Your decision to exercise your redemption rights with respect to shares of Class A Common Stock will have no effect on Public Warrants of Tailwind you may also hold.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?
A:

If you are a holder of Class A Common Stock and wish to exercise your redemption rights, you must demand that Tailwind redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to Tailwind’s transfer agent physically or electronically using Depository Trust Company’s DWAC (“Deposit and Withdrawal at Custodian”) system prior to the vote at the Tailwind Special Meeting. Any holder of Class A Common Stock will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the Trust Account (which, for illustrative purposes, was approximately $33 million, or $10.22 per share, as of November 29, 2022). Such amount, including interest earned on the funds held in the Trust Account and not previously released to Tailwind to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Tailwind’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of Class A Common Stock, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Tailwind Special Meeting, and may be permitted to be withdrawn following the vote at the discretion of the Tailwind board of directors. If you deliver your shares for redemption to Tailwind’s transfer agent and later decide prior to the Tailwind Special Meeting not to elect redemption, you may request that Tailwind’s transfer agent return the shares (physically or electronically).

Any corrected or changed proxy card or written demand of redemption rights must be received by Tailwind’s transfer agent prior to the vote taken on the Business Combination Proposal at the Tailwind Special Meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the Tailwind Special Meeting.

If a holder of Class A Common Stock properly makes a request for redemption and the shares of Class A Common Stock are delivered as described to Tailwind’s transfer agent as described herein, then, if the Business Combination is consummated, Tailwind will redeem these shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your shares of Class A Common Stock for cash. Any stockholder of Tailwind that has elected to redeem its shares in connection with the Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder will not be a record holder of New Nuburu Common Stock with respect to such shares as of the close of business on the Closing Date.

For a discussion of the material U.S. federal income tax considerations for holders of Class A Common Stock with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of a Redemption of Tailwind Public Shares.”

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?
A:

We expect that a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) that exercises its redemption rights to receive cash from the trust account in exchange for its shares of New Nuburu Common Stock will generally be treated as selling such shares of New Nuburu Common Stock resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares of New Nuburu Common Stock that such U.S. Holder owns or is deemed to own (including through the ownership of warrants) prior to and following the redemption. Tailwind and Nuburu intend that the Merger qualifies as a tax-deferred reorganization pursuant to Section 368(a) of the Code. If the Merger fails to qualify as a tax-deferred reorganization such failure would not cause the Merger to a taxable event for shareholders of Tailwind. Rather, Tailwind would be treated as acquiring the shares of Nuburu in a taxable transaction, and would receive a tax basis in such shares equal to their cost. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Material U.S. Federal Income Tax Consequences.”

Q:	HOW ARE THE FUNDS IN THE TRUST ACCOUNT CURRENTLY BEING HELD?
A:

With respect to the regulation of special purpose acquisition companies like Tailwind (“SPACs”), on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.

With regard to the SEC’s investment company proposals included in the SPAC Rule Proposals, the funds in the Trust Account were, since the Tailwind IPO and until September 6, 2022, held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act). On September 2, 2022, Tailwind instructed CST, the trustee managing the Trust Account, to hold all funds in the Trust Account in cash until the earlier of consummation of the Business Combination and liquidation of Tailwind.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?
A:

The net proceeds of the Tailwind IPO, together with funds raised from the private sale of warrants simultaneously with the consummation of the Tailwind IPO, were placed in the Trust Account immediately following the Tailwind IPO. After consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Class A Common Stock who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination and for Nuburu’s working capital and general corporate purposes, which may include future strategic transactions.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?
A:

If Tailwind does not complete the Business Combination with Nuburu for any reason, Tailwind may search for another target business with which to complete a business combination. Instead of seeking an alternative business combination, Tailwind may also choose to liquidate. If Tailwind does not complete the Business Combination with Nuburu or another target business by March 9, 2023, Tailwind must redeem 100% of the outstanding shares of Class A Common Stock, at a per share price, payable in cash, equal to the amount then held in the Trust Account divided by the number of outstanding shares of Class A Common Stock. The Sponsor has no redemption rights in the event a business combination is not effected in the required time period and, accordingly, its shares of Class B Common Stock will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Tailwind’s outstanding warrants. Accordingly, such warrants will expire worthless.

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?
A:

The Sponsor owns of record and is entitled to vote 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock). The Sponsor has agreed to vote any shares of Class B Common Stock and any shares of Class A Common Stock held by it as of the Tailwind record date, in favor of the proposals. Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), each of the proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal.

Q:	WHAT CONSTITUTES A QUORUM AT THE TAILWIND SPECIAL MEETING?
A:

A majority of the voting power of the issued and outstanding Tailwind Shares entitled to vote at the Tailwind Special Meeting as of the Tailwind record date must be present virtually or by proxy, at the Tailwind Special Meeting to constitute a quorum and in order to conduct business at the Tailwind Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Sponsor owns approximately 72.1% of the outstanding Tailwind Shares, and such ownership will count towards this quorum. As such, Tailwind Shares owned by the Sponsor are sufficient to constitute a quorum. In the absence of a quorum, the chairman of the Tailwind Special Meeting has power to adjourn the Tailwind Special Meeting.

As of the Tailwind record date, 5,794,118 Tailwind Shares would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE TAILWIND SPECIAL MEETING?
A:

The Business Combination Proposal: The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Business Combination Proposal. Tailwind stockholders must approve the Business Combination Proposal in order for the Business Combination to occur.

The Charter Proposal: Approval of the Charter Proposal requires the affirmative vote of a majority of the Tailwind common stock outstanding, voting together as a single class at which a quorum is present, and the affirmative vote by the holders of a majority of the shares of Class B Common Stock outstanding, voting as a separate class. The Business Combination is conditioned upon the approval of the Charter Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected.

The Advisory Charter Proposals: Tailwind intends to treat each of the Advisory Charter Proposals as being approved if it receives the affirmative vote of a majority of the Tailwind common stock outstanding, voting together as a single class at which a quorum is present, and the affirmative vote by the holders of a majority of the shares of Class B Common Stock outstanding, voting as a separate class. The approval of the Advisory Charter Proposals are non-binding and advisory in nature and the Business Combination does NOT depend on their approval. Notwithstanding the approval of the Advisory Charter Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Advisory Charter Proposals will not be effected.

The Director Appointment Proposal: The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Director Appointment Proposal. The Business Combination is not conditioned upon the approval of the Director Appointment Proposal. Notwithstanding the approval of the Director Appointment Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Appointment Proposal will not be effected.

The Listing Proposal: The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Listing Proposal. The Business Combination is conditioned upon the approval of the Listing Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Listing Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Listing Proposal will not be effected.

The Equity Incentive Plan Proposal: The affirmative vote of a majority of the votes cast by holders of Tailwind Common Stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Equity Incentive Plan Proposal. The Business Combination is conditioned upon the approval of the Equity Incentive Plan Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

The ESPP Proposal: The affirmative vote of a majority of the votes cast by holders of Tailwind Common Stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the ESPP Proposal. The Business Combination is conditioned upon the approval of the ESPP Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the ESPP Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected

The Adjournment Proposal: The affirmative vote of a majority of the votes cast by holders of Tailwind Common Stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Adjournment Proposal. The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), each of the proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote in favor of each of the proposals. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

Q:	DO ANY OF TAILWIND’S DIRECTORS OR OFFICERS OR THE SPONSOR HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF TAILWIND STOCKHOLDERS?
A:

Tailwind’s executive officers and certain non-employee directors and the Sponsor may have interests in the Business Combination that may be different from, or in addition to, the interests of Tailwind stockholders generally. It is possible that the Sponsor and its affiliates may earn a positive rate of return on their investment, even if other stockholders of Tailwind experience a negative rate of return in New Nuburu. Accordingly, the Sponsor may benefit from the completion of the Business Combination, even in a scenario where other Tailwind stockholders may not similarly benefit. The Sponsor is thereby incentivized to complete an acquisition, even if it might be of a less-favorable target company or on terms less favorable to Tailwind’s stockholders, rather than liquidate. The Tailwind board of directors was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the stockholders of Tailwind. Neither the Sponsor nor Tailwind’s officers or directors have any interest in, or affiliation with, Nuburu, or any fiduciary or contractual interest with other entities that would be material to the Business Combination. See “The Business Combination — Interests of Tailwind’s Directors and Officers in the Business Combination” and “Risk Factors — Risks Related to the Business Combination — Since the Sponsor and Tailwind’s officers and directors who are members of the Sponsor have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nuburu is appropriate as a business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.”

Q:	DO I HAVE APPRAISAL RIGHTS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION?
A:	Our stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.
Q:	WHAT DO I NEED TO DO NOW?
A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxies as soon as possible so that your shares will be represented at the Tailwind Special Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?
A:	If you are a stockholder of record of Tailwind as of November 25, 2022, the Tailwind record date, you may submit your proxy before the Tailwind Special Meeting in any of the following ways:
●	use the toll-free number shown on your proxy card;
●	visit the website shown on your proxy card to vote via the Internet; or
●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the Tailwind Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting www.                . You will need the control number that is printed on your proxy card to enter the Tailwind Special Meeting. Tailwind recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Tailwind Special Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Tailwind Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	WHEN AND WHERE IS THE TAILWIND SPECIAL MEETING?
A:

The Tailwind Special Meeting of stockholders will be held on                , 2022, unless postponed or adjourned to a later date. The Tailwind Special Meeting will be completely virtual via live audio webcast. All Tailwind stockholders as of the Tailwind record date, or their duly appointed proxies, may attend the virtual Tailwind Special Meeting. Registration will begin at             Eastern Time on           , 2022.

Q:	HOW CAN TAILWIND’S STOCKHOLDERS ATTEND THE SPECIAL MEETING?
A:

As a registered stockholder, you received a Notice and Access instruction form or proxy card from CST. Both forms contain instructions on how to attend the virtual Tailwind Special Meeting including the URL address, along with the control number printed on your proxy card. You will need your control number for access. If you do not have your control number, contact CST at the phone number or e-mail address below. CST’s contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual Tailwind Special Meeting three days prior to the meeting date starting             , 2022 at            Eastern Time. Enter the URL address into your browser             , enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting. Tailwind recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the special meeting starts.

Beneficial investors, who own their investments through a bank or broker, will need to contact CST to receive a control number. If you plan to vote at the Tailwind Special Meeting you will need to have a legal proxy from your bank, broker, or other nominee or if you would like to join and not vote CST will issue you a guest control number with proof of ownership. Either way you must contact CST for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen to the meeting by dialing +1                (toll- free) outside the U.S. and Canada +1             (standard rates apply) when prompted enter the pin number         #. This is a listen-only option and you will not be able to vote or enter questions during the meeting.

Q:	WHAT IF DURING THE CHECK-IN TIME OR DURING THE SPECIAL MEETING I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING WEBSITE?
A:

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting log in page.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?
A:

If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Tailwind or by voting online at the Tailwind Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of the NYSE American, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE American determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Tailwind Special Meeting are “non-routine” matters.

If you are a holder of Tailwind Shares holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on any of the proposals presented in this proxy statement/prospectus. The failure of your broker to vote will have no effect on the vote count for such proposals.

Q:	WHAT HAPPENS IF I SELL MY SHARES OF CLASS A COMMON STOCK BEFORE THE TAILWIND SPECIAL MEETING?
A:

The record date for the Tailwind Special Meeting will be earlier than the date of the consummation of the Business Combination. If you transfer your shares of Class A Common Stock after the record date, but before the Tailwind Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Tailwind Special Meeting. However, you will not be able to seek redemption of your shares of Class A Common Stock because you will no longer be able to deliver them for cancellation upon the consummation of the Business Combination in accordance with the provisions described herein. If you transfer your shares of Class A Common Stock prior to the Tailwind record date, you will have no right to vote those shares at the Tailwind Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:	WHAT IF I ATTEND THE TAILWIND SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?
A:	For purposes of the Tailwind Special Meeting, an abstention occurs when a stockholder attends the meeting online and does not vote or returns a proxy with an “abstain” vote.

If you are a holder of Tailwind Shares that attends the Tailwind Special Meeting virtually and fails to vote, or if you vote abstain, your failure to vote or abstention will have no effect on the vote count for the Business Combination Proposal, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal. However, your failure to vote or abstention will have the same effect as a vote “AGAINST” the Charter Proposal and Advisory Charter Proposals.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?
A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the Tailwind Shares represented by your proxy will be voted as recommended by the Tailwind board of directors with respect to that proposal.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY OR VOTING INSTRUCTION CARD?
A:	Yes. You may change your vote at any time before your proxy is voted at the Tailwind Special Meeting. You may do this in one of three ways:
●	by filing a notice with the corporate secretary of Tailwind;
●	by mailing a new, subsequently dated proxy card; or
●	by attending the Tailwind Special Meeting virtually and electing to vote your shares online.

If you are a stockholder of record of Tailwind and you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or your new proxy to Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046 and it must be received at any time before the vote is taken at the Tailwind Special Meeting. Any proxy that you submitted may also be revoked by submitting a new proxy by mail, or online or by telephone, not later than 11:59 p.m. Eastern Time on          , 2022, or by voting online at the Tailwind Special Meeting. Simply attending the Tailwind Special Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your Tailwind Shares, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE TAILWIND SPECIAL MEETING?
A:

If you fail to take any action with respect to the Tailwind Special Meeting and the Business Combination is approved by stockholders and consummated, you will continue to be a stockholder of Tailwind. Failure to take any action with respect to the Tailwind Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Tailwind Special Meeting and the Business Combination is not approved, you will continue to be a stockholder of Tailwind while Tailwind searches for another target business with which to complete a business combination. Instead of seeking an alternative business combination, Tailwind may also choose to liquidate.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?
A:

Stockholders may receive more than one (1) set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one (1) brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered under more than one (1) name, you will receive more than one (1) proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS ABOUT THE PROXY MATERIALS OR VOTING?

A:If you have any questions about the proxy materials, need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Morrow Sodali LLC, the proxy solicitation agent for Tailwind, toll-free at (800) 662-5200 (banks and brokers call(203) 658-9400) or email TWND.info@investor.morrowsodali.com.

SUMMARY

This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote.

The Merger and the Business Combination Agreement

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination.

If the Business Combination Agreement is approved and adopted and the Business Combination is subsequently completed, Merger Sub will merge with and into Nuburu, with Nuburu surviving the Business Combination as a wholly owned subsidiary of Tailwind.

Merger Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, outstanding shares of Nuburu will be converted into the right to receive New Nuburu Common Stock, outstanding restricted stock units granted by Nuburu will be converted into restricted stock units of New Nuburu Common Stock, outstanding options to purchase shares of Nuburu stock will be converted into options to purchase shares of New Nuburu Common Stock and outstanding convertible promissory notes issued by Nuburu will be converted into shares of Nuburu Common Stock and, following such conversion, converted into shares of New Nuburu Common Stock (and with such shares with respect to the convertible promissory notes being entitled to participate in the Preferred Stock Issuance).

Recommendation of the Tailwind Board of Directors

The Tailwind board of directors has unanimously determined that the Business Combination, on the terms and conditions set forth in the Business Combination Agreement, is advisable and in the best interests of Tailwind and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Tailwind Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Tailwind board of directors unanimously recommends that Tailwind’s stockholders vote “FOR” the Business Combination Proposal, FOR” the Charter Proposal, “FOR” the Advisory Charter Proposals, “FOR” the Director Appointment Proposal, “FOR” the Listing Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (if necessary). See “The Business Combination — The Tailwind Board of Directors’ Reasons for the Business Combination.”

Tailwind Special Meeting of Stockholders

The Tailwind Special Meeting will be held on                , 2022, at                Eastern Time, via a virtual meeting. At the Tailwind Special Meeting, Tailwind stockholders will be asked to approve the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and, if necessary, the Adjournment Proposal.

The Tailwind board of directors has fixed the close of business on November 25, 2022 (the “Tailwind record date”) as the record date for determining the holders of Tailwind common stock entitled to receive notice of and to vote at the Tailwind Special Meeting. As of the Tailwind record date, there were 3,232,841 shares of Class A Common Stock and 8,355,393 shares of Class B Common Stock outstanding and entitled to vote at the Tailwind Special Meeting held by holders of record. Each share of Tailwind common stock entitles the holder to one (1) vote at the Tailwind Special Meeting on each proposal to be considered at the Tailwind Special Meeting. As of the Tailwind record date, the Sponsor and Tailwind’s directors and executive officers and their affiliates owned and were entitled to vote 8,355,393 Tailwind Shares, representing approximately 72.1% of the Tailwind Shares outstanding on that date. Tailwind currently expects that the Sponsor and its directors and officers will vote their shares in favor of the proposals set forth in this proxy statement/prospectus pursuant to an agreement entered into in connection with the Business Combination Agreement. As of the Tailwind record date, Nuburu did not beneficially hold any Tailwind Shares.

A majority of the voting power of the issued and outstanding Tailwind common stock entitled to vote at the Tailwind Special Meeting must be present, online or represented by proxy, at the Tailwind Special Meeting to constitute a quorum and in order to conduct business at the Tailwind Special Meeting.

Approval of the Business Combination Proposal, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present. Approval of the Charter Proposal requires the vote of a majority of the Tailwind common stock outstanding, voting together as a single class at a meeting at which a quorum is present, and the affirmative vote of a majority of Class B Common Stock outstanding, voting as a separate class. Tailwind intends to treat each of the Advisory Charter Proposals as being approved if it receives the affirmative vote of a majority of the shares of common stock outstanding, voting together as a single class at meeting at which a quorum is present, and the affirmative vote of a majority of the shares of Class B Common Stock outstanding, voting as a separate class. The Tailwind board of directors has already approved each of the proposals (excluding the Adjournment Proposal which will only be introduced as needed if any of the other proposals fails to achieve the required votes). Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), each of the proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote in favor of each of the proposals. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

If Tailwind stockholders fail to approve the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal, the Business Combination will not occur. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Tailwind’s Directors and Executive Officers Have Financial Interests in the Business Combination

Certain of Tailwind’s executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Tailwind’s stockholders. It is possible that the Sponsor and its affiliates may earn a positive rate of return on their investment, even if other stockholders of Tailwind experience a negative rate of return in New Nuburu. Accordingly, the Sponsor may benefit from the completion of the Business Combination, even in a scenario where other Tailwind stockholders may not similarly benefit. The Sponsor is thereby incentivized to complete an acquisition, even if it might be of a less-favorable target company or on terms less favorable to Tailwind’s stockholders, rather than liquidate. The members of the Tailwind board of directors were aware of and considered these interests, among other matters, when they approved the Business Combination Agreement and recommended that Tailwind stockholders approve the proposals required to effect the Business Combination. See “The Business Combination — Interests of Tailwind’s Directors and Officers in the Business Combination.”

Conditions to the Business Combination

Conditions to Each Party’s Obligations

The obligation of Tailwind and Nuburu to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction enjoining or prohibiting the consummation of the Business Combination, (ii) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part in accordance with the provisions of the Securities Act, (iii) the required approvals of Tailwind’s stockholders, (iv) the required approvals of Nuburu’s stockholders and(v) Tailwind having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining immediately after the Closing.

Conditions to Tailwind and Merger Sub’s Obligations

The obligation of Tailwind and Merger Sub to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) certain representations and warranties of Nuburu being true and correct, (ii) Nuburu’s performance and compliance with the agreements and covenants required by the Business Combination Agreement, (iii) the absence of any event, change, development, or other occurrence that would reasonably be expected to have a material adverse effect on Nuburu or its business or materially delay or impede Nuburu’s performance of its obligations under the Business Combination Agreement and (iv) the delivery of certain ancillary documentation to the Business Combination Agreement.

Conditions to Nuburu’s Obligations

The obligation of Nuburu to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) certain representations and warranties of Tailwind and Merger Sub being true and correct, (ii) Tailwind and Merger Sub’s performance and compliance with the agreements and covenants required by the Business Combination Agreement, (iii) the absence of any event, change, development, or other occurrence that would reasonably be expected to have a material adverse effect on Tailwind or its business or materially delay or impede Tailwind or Merger Sub’s performance of their obligations under the Business Combination Agreement, (iv) the delivery of certain ancillary documentation to the Business Combination Agreement, (v) Tailwind’s stock remaining listed on a national securities exchange and (vi) the approval by a national securities exchange of New Nuburu’s initial listing application in connection with the Business Combination.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of Tailwind and Nuburu, (ii) by Tailwind if the representations and warranties of Nuburu are not true and correct or if Nuburu fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenants or agreements, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by Nuburu if the representations and warranties of Tailwind or Merger Sub are not true and correct or if any of Tailwind or Merger Sub fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenants or agreements, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either Tailwind or Nuburu if the Business Combination is not consummated by March 9, 2023, (v) by either Tailwind or Nuburu if certain required approvals are not obtained from Tailwind stockholders after the conclusion of a meeting of Tailwind’s stockholders held for such purpose at which such stockholders voted on such approvals, (vi) by Tailwind if Nuburu has not delivered to Tailwind a written consent of the Nuburu stockholders approving the Business Combination and the transactions contemplated thereby (including the Merger) within five business days of the registration statement of which this proxy statement/prospectus forms a part being declared effective under the Securities Act of 1933, as amended (the “Securities Act”), and (vii) by Tailwind if, prior to obtaining written consent of the Nuburu stockholders approving the Business Combination and the transactions contemplated thereby (including the Merger), if Nuburu’s board or any committee thereof fails to make, changes or withdraws its recommendation of the Business Combination and the transactions contemplated thereby (including the Merger) or makes any public statement inconsistent with its recommendation.

Other Agreements

Tailwind Sponsor Support Agreement

Tailwind and the Sponsor, concurrently with the execution and delivery of the Business Combination Agreement, entered into the Sponsor Support Agreement, pursuant to which the Sponsor agreed, among other things, (A) to vote (or execute and return an action by written consent), or cause to be voted at the Tailwind Special Meeting all of its Class B Common Stock or any other voting securities of Tailwind which it holds, owns, or is entitled to vote, in favor of the approval and adoption of the Business Combination Agreement and approval of the Business Combination, including the Merger, (B) not to redeem any of the Class B Common Stock pursuant to or in connection with any vote for the approval of any extension of the deadline for Tailwind to consummate its initial business combination, and (C) to forfeit the shares of New Nuburu Common Stock held by the Sponsor other than certain retained shares. In connection with the consummation of the transactions contemplated by the Business Combination Agreement, the Sponsor agrees that, upon and subject to the occurrence of the Closing, the Sponsor shall automatically cancel, without any further action by the Sponsor or any other Person, all of the Private Placement Warrants that are held by the Sponsor. The Sponsor also waived, for no consideration, its right to receive the Preferred Stock Issuance, other than with respect to 1,000,000 shares of New Nuburu Series A Preferred Stock. On , 2022, the Sponsor, Tailwind and Nuburu entered into an amendment to the Sponsor Support and Forfeiture Agreement (for more information, see “Other Agreements — Tailwind Sponsor Support Agreement”).

Tailwind Sponsor Letter Agreement Amendment

Tailwind, on the one hand, and the Sponsor and the Insiders, on the other hand, are parties to the Sponsor Letter Agreement. In connection with the execution of the Business Combination Agreement, the Form Amendment was agreed upon. The Sponsor Letter Agreement Amendment supersedes the Form Amendment and amends and restates the lock-up restrictions under the Sponsor Letter

Agreement to provide that the Insiders shall not transfer any Founder Shares (as defined therein) (A) if the completion of an initial Business Combination occurs prior to March 30, 2023, until the earliest of (i) nine (9) months following the completion of an initial Business Combination and (ii) September 30, 2023 and (B) if the completion of an initial Business Combination occurs on or after March 30, 2023, six (6) months following the completion of an initial Business Combination; provided that transfers of Tailwind’s securities following the Closing will be permitted to the extent (i) the proceeds from any such transfer are used by the Sponsor to repay the Sponsor Debt (as defined therein) and/or (ii) any such transfer itself constitutes repayment of the Sponsor Debt pursuant to the terms thereof. The amendments set forth in the Sponsor Letter Agreement Amendment will be effective immediately following the Closing.

Stockholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, Tailwind, Nuburu, and certain stockholders of Nuburu entered into the Stockholder Support Agreement, pursuant to which such stockholders of Nuburu have agreed, among other things, to vote all of their shares of Nuburu Common Stock and Nuburu Preferred Stock in favor of the Business Combination Agreement and the Business Combination, including the Merger, and to waive, for no consideration, all of their right in respect of the Preferred Stock Issuance (other than with respect to any shares underlying the Company Notes). The Nuburu stockholders party to the Stockholder Support Agreement own a sufficient amount of outstanding Nuburu stock, collectively, to approve the Business Combination Agreement and the Business Combination if they vote for approval of such transactions, even if every other Nuburu stockholder votes against such transactions.

Registration Rights and Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, Tailwind and the Holders (as defined in the Registration Rights and Lock-Up Agreement) entered into the Registration Rights and Lock-Up Agreement, which amends and restates in its entirety the Registration and Stockholder Rights Agreement between Tailwind and the Sponsor, dated September 9, 2020, and obligates Tailwind to file a registration statement to register the resale of certain shares of New Nuburu Common Stock held by the Holders (as defined therein). On , 2022, Tailwind and certain other parties entered into an amendment to the Registration Rights and Lock-Up Agreement, (for more information, see “Other Agreements — Registration Rights and Lock-up Agreement”).

Preferred Stock Sale Option Agreement

Concurrently with the execution and delivery of the Registration Rights and Lock-Up Agreement, Tailwind and the Anzu SPVs have entered into the Sale Option Agreement. Pursuant to the terms of the Sale Option Agreement, in the event an Anzu SPV transfers any shares of New Nuburu Common Stock beneficially owned or owned of record by such holder prior to the expiration of the lock-up period applicable to such holder in a Permitted Transfer (as defined therein), such holder must notify New Nuburu of the Permitted Transfer, whereupon, New Nuburu has the right, but not the obligation, to cause such holder to use up to 2/3 of the gross proceeds of the Permitted Transfer to purchase New Nuburu Series A Preferred Stock from New Nuburu at a price equal to $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

Tailwind and certain other parties entered into an amendment to the Sale Option Agreement on November 22, 2022, and a second amendment to the Sale Option Agreement on November 28, 2022 (for more information, see “Other Agreements — Preferred Stock Sale Option Agreement”).

Anzu Designee Letter Agreement

On November 28, 2022, Nuburu, Tailwind and Anzu Partners entered into the Anzu Designee Letter Agreement that, among other things provides that Tailwind and Nuburu will use, for the period set forth in such agreement, their respective reasonable best efforts to cause the Anzu Representative designated by Anzu Partners to be a member of the board of directors of New Nuburu (for more information, see “Other Agreements — Anzu Designee Letter Agreement”).

Lincoln Park Purchase Agreement and Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Tailwind, Nuburu and Lincoln Park entered into the Lincoln Park Purchase Agreement, pursuant to which New Nuburu will have, subject to the closing of the Merger and the effectiveness of the registration statement and the satisfaction of the conditions set forth in the Lincoln Park Purchase Agreement, the right to direct Lincoln Park to purchase from New Nuburu an aggregate of up to $100 million of New Nuburu Common Stock from time to time over a 48-month period following the Closing, subject to certain limitations contained in the Lincoln Park Purchase Agreement. The Lincoln Park Purchase Agreement provides for the purchase of up to three hundred fifty thousand dollars ($350,000) of New Nuburu Common Stock (the “Regular Purchase Share Limit”) per day, at the lower of (a) the lowest trading price of the New Nuburu Common Stock on the Principal Market (as defined in the Lincoln Park Purchase Agreement) on the date of purchase and (b) the arithmetic average of the three (3) lowest closing sales prices of the New Nuburu Common Stock on the Principal Market during the 10 business days ending on the business day immediately preceding the date of purchase. The Regular Purchase Share Limit may be increased subject to the performance of the share price of the New Nuburu Common Stock. The Lincoln Park Purchase Agreement also permits New Nuburu to direct Lincoln Park to purchase additional shares of New Nuburu Common Stock in addition to the regular purchases, subject to additional price and volume thresholds. The purchases are also subject to a price floor for the closing price of New Nuburu Common Stock of $1.00 and to other limitations.

In conjunction with the entry into such purchase agreement, Tailwind, Nuburu and Lincoln Park have also entered into a Registration Rights Agreement providing for the registration of the shares of New Nuburu Common Stock issuable in respect of the Lincoln Park Purchase Agreement.

Listing

Tailwind’s units, Class A Common Stock and Public Warrants are publicly traded on the NYSE American under the symbols “TWND.U,” “TWND” and “TWND WS,” respectively. Following the Closing, New Nuburu (formerly Tailwind) intends to continue to have its New Nuburu Common Stock and Public Warrants publicly traded under the proposed symbols “BURU” and “BURU WS,” respectively. Tailwind warrant holders and those stockholders who do not elect to have their shares redeemed need not deliver their shares of Class A Common Stock or warrant certificates to Tailwind or Tailwind’s transfer agent and they will remain outstanding. New Nuburu does not intend to apply to list the New Nuburu Series A Preferred Stock on any securities exchange or nationally recognized trading system, including the NYSE American, NYSE or Nasdaq.

Comparison of Stockholders’ Rights

Following the Business Combination, the rights of public holders who become New Nuburu stockholders in the Business Combination will no longer be governed by the Pre-Closing Tailwind Certificate of Incorporation and instead will be governed by the Post-Closing New Nuburu Certificate of Incorporation. See “Comparison of Stockholders’ Rights.”

Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should carefully read and consider the factors described under “ —  Risk Factors Summary” and “Risk Factors.”

Risk Factors Summary

The transactions described in this proxy statement/prospectus involve various risks, and you should carefully read and consider the factors discussed under “Risk Factors.” The following is a summary of some of these risks.

Risks Relating to Our Business and Operations

●	We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future.
●	Our limited operating history and the novelty of our blue laser systems make evaluating our business, the risks and challenges we may face and our future prospects difficult.
●	The engineering of our laser systems is still in the prototype stage, and there is no guarantee that we will be successful in implementing production of our laser systems on a commercial scale.
●	If our laser systems contain design or manufacturing defects, our business and financial results could be harmed.

●	Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.
●	The failure of our suppliers to deliver necessary raw materials and components that meet the specifications for our laser systems in a timely manner could cause installation delays, cancellations and damage to our reputation.
●	We depend on sole source or limited source suppliers.
●	We are highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers.
●	If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in a loss of customers.
●	There is no assurance that non-binding letters of intent and other indications of interest from customers will be converted into binding orders, sales, bookings or committed offtake contracts.
●	We expect to contract with a number of large companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.
●	We currently partner with and in the future may derive a portion of our revenue from government entities, and significant changes in the contracting or fiscal policies of such government entities could have an adverse effect on our business and operating results.
●	Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.
●	If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.
●	We are highly dependent on current key executives and if we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could suffer.
●	Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.
●	Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
●	Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses.
●	Operational costs can be difficult to predict and may include costs from requirements related to the decommissioning of our systems.
●	We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability.
●	Our insurance coverage may not adequately protect us from harm or losses we may suffer.
●	The implementation of our business plan and strategy may require additional capital and this capital might not be available on acceptable terms, if at all.
●	There is no assurance that we will be able to execute on our business model.

●	Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.

Risks Related to the Business Combination

●	Nuburu and Tailwind stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.
●	The market price of shares of New Nuburu Common Stock after the Business Combination may be affected by factors different from those currently affecting the prices of shares of Class A Common Stock.
●	Tailwind has not obtained a fairness opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.
●	The consummation of the Business Combination is subject to a number of conditions and, if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.
●	Termination of the Business Combination Agreement could negatively impact Tailwind.
●	Tailwind directors and officers may have interests in the Business Combination different from the interests of Tailwind stockholders.
●	New Nuburu’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

Risks Related to the Ownership of New Nuburu Common Stock and New Nuburu Series A Preferred Stock Following the Business Combination

●	New Nuburu Common Stock will be subordinated to shares of New Nuburu Series A Preferred Stock issued in the Preferred Stock Issuance.
●	At the two-year anniversary of the Preferred Stock Issuance, New Nuburu is obligated to redeem shares of New Nuburu Series A Preferred Stock for cash. There can be no guarantee that New Nuburu will have funds available to make this redemption.
●	The Securities Exchange may delist New Nuburu’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject New Nuburu to additional trading restrictions.
●	The market price of shares of New Nuburu Common Stock after the Business Combination may be affected by factors different from those currently affecting the prices of shares of Class A Common Stock.

Information about Tailwind

Tailwind is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Tailwind’s units, Class A Common Stock and Public Warrants are publicly traded on the NYSE American under the symbols “TWND.U,” “TWND” and “TWND WS,” respectively. The mailing address of Tailwind’s principal executive office is 1545 Courtney Avenue Los Angeles, CA 90046 and the telephone number of Tailwind’s principal executive office is (646) 432-0610.

Information about Nuburu

Nuburu is a leading innovator in high-power, high-brightness blue laser technology that is focused on bringing breakthrough improvements to a broad range of high value applications including welding and 3D printing. By delivering increased speed and quality Nuburu hopes to enhance productivity for manufacturers in the e-mobility, consumer electronics, aerospace and defense and 3D printing markets.

The mailing address of Nuburu’s principal executive office is 7442 Tucson Way, Suite 130, Centennial, CO 80112, and the telephone number of Nuburu’s principal executive office is (720) 767-1400.

Ownership of New Nuburu

As of the date of this proxy statement/prospectus, there are 11,588,234 Tailwind Shares issued and outstanding, including 8,355,393 shares of Class B Common Stock. The Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock). As of the date of this proxy statement/prospectus, there are an aggregate of 16,710,785 Public Warrants and 9,700,000 Private Placement Warrants outstanding. The Sponsor has agreed to cancel such Private Placement Warrants in connection with the Closing. Each whole warrant entitles the holder thereof to purchase one (1) share of Class A Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming no redemptions), assuming that each outstanding warrant is exercised and one (1) share of Class A Common Stock is issued as a result of such exercise, the Tailwind fully-diluted stock capital would be 28,299,019 Tailwind Shares.

Subject to the assumptions set forth under “Basis of Presentation and Glossary” in this proxy statement/prospectus, the following table illustrates varying beneficial ownership levels in New Nuburu immediately following consummation of the Business Combination, assuming the levels of redemptions by the public stockholders of Tailwind indicated:

Common Stock:

	No Additional Redemptions		50% Redemptions		Maximum Redemptions
	No. of		No. of		No. of
	Common	% Common	Common	% Common	Common		% Common
Stockholder	Shares	Ownership	Shares	Ownership	Shares		Ownership
Nuburu Stockholders(1)(2)	31,241,684	86.4%	31,241,684	90.4%	31,241,684		91.5%
Tailwind Public Stockholders(2)	3,232,841	8.9%	1,616,421	4.7%	1,185,400	(3)	3.5%
Tailwind Sponsor(2)	1,500,000	4.1%	1,500,000	4.3%	1,500,000		4.4%
Lincoln Park Commitment Shares(4)	200,000	0.6%	200,000	0.6%	200,000		0.6%
Total	36,174,525	100.0%	34,558,105	100.0%	34,127,084		100.0%
(1)	Representing New Nuburu Common Stock to be issued to Nuburu stockholders (i.e., in respect of Nuburu Preferred Stock and Nuburu Common Stock (including Nuburu Common Stock issued in respect of the Company Notes and any Nuburu warrants that will be net exercised, but excluding shares of New Nuburu Common Stock to be subject to Exchanged Options and Exchanged RSUs)).
(2)	Excludes New Nuburu Series A Preferred Stock to be issued through the Preferred Stock Issuance. Ownership of New Nuburu Series A Preferred Stock is described in more detail in the table below.
(3)	Reflects maximum amount of remaining shares of Class A Common Stock that could be redeemed under the Pre-Closing Tailwind Certificate of Incorporation that would not cause Tailwind’s net tangible assets to be less than $5,000,001, based on current estimates of the net tangible assets of the combined company upon consummation of the Business Combination.
(4)	Lincoln Park holds no shares of Tailwind common stock as of the date of this proxy statement/prospectus. New Nuburu will issue (i) 200,000 commitment shares to Lincoln Park at the Closing, and (ii) 30 days after the Closing, a number of commitment shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of New Nuburu Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share.

Preferred Stock:

	No Additional Redemptions		50% Redemptions		Maximum Redemptions
	No. of		No. of		No. of
	Preferred	% Preferred	Preferred	% Preferred	Preferred	% Preferred
Stockholder	Shares	Ownership	Shares	Ownership	Shares	Ownership
Nuburu Stockholders(1)	—	—%	—	—%	—	—%
Nuburu Company Noteholders(2)	630,641	11.8%	630,641	16.8%	630,641	19.0%
Tailwind Public Stockholders	3,232,841	60.3%	1,616,421	43.1%	1,185,400	35.7%
Tailwind Sponsor	1,000,000	18.6%	1,000,000	26.7%	1,000,000	30.2%
Anzu Warrant Shares(3)	500,000	9.3%	500,000	13.5%	500,000	15.1%
Total	5,363,482	100.0%	3,747,062	100.0%	3,316,041	100.0%
(1)	Assumes that, as of the Closing, each Nuburu stockholder will have waived its right to participate in the Preferred Stock Issuance (for clarity, excluding any shares to be received as a result of the conversion of any Company Notes prior to the Closing, which shall be entitled to participate in the Preferred Stock Issuance). As of the date of this proxy statement/prospectus, Nuburu stockholders entitled to receive approximately 98% of the New Nuburu Common Stock to be issued as merger consideration pursuant to the Business Combination Agreement have agreed to waive such right by entering into the Stockholder Support Agreement (for clarity, excluding any shares to be received as a result of the conversion of any Company Notes).
(2)	Assumes no additional Company Notes will be issued other than the $5,300,000 that have been issued by Nuburu to date, and assumes, solely for the purposes of this presentation, that the Closing took place on September 30, 2022 and that interest has accrued on the Company Notes from the applicable date of issuance through such date. If additional Company Notes are issued, or if additional months of interest accrue on the Company Notes, then additional New Nuburu Common Stock will be issued in respect of the Company Notes. As discussed elsewhere in this proxy statement/prospectus, the shares of New Nuburu Common Stock will participate in the Preferred Stock Issuance and, as such, if additional New Nuburu Common Stock is issued with respect to the Company Notes, additional shares of New Nuburu Series A Preferred Stock will be issued accordingly.
(3)	Represents 500,000 shares of New Nuburu Series A Preferred Stock underlying a warrant to be issued to Anzu Partners pursuant to the Services Agreement.

Immediately following the Closing, assuming the Maximum Redemption Scenario, the Anzu Holders would have beneficial ownership of 52% of the outstanding New Nuburu Common Stock and voting power of New Nuburu. As such, New Nuburu would be a “controlled company” within the meaning of the corporate governance rules of the NYSE American. However, New Nuburu currently intends not to take advantage of any “controlled company” exemptions even if deemed to be a “controlled company.”

In addition to the base scenario discussed above, the table below presents possible additional sources of dilution and the extent of such dilution that non-redeeming Public Stockholders could experience in connection with the Closing assuming the levels of redemptions by the Public Stockholders indicated. In an effort to illustrate the extent of such dilution, the table below assumes (i) the exercise of all 16,710,785 Public Warrants, (ii) the issuance of 200,000 shares of New Nuburu Common Stock to Lincoln Park, representing the number of commitment shares issuable to Lincoln Park 30 days after the Closing and assuming a share price of $10.00 per share of New Nuburu Common Stock (but not such shares as New Nuburu can direct Lincoln Park to purchase), (iii) the exercise of the Exchanged Options and Exchange RSUs, and (iv) the issuance of shares of New Nuburu Common Stock issuable upon conversion of the New Nuburu Series A Preferred Stock outstanding immediately following Closing. Totals include the base scenario and additional potential sources of dilution and may not add up to 100% due to rounding.

	No Additional
	Redemptions		50% Redemptions		Maximum Redemptions
	No. of	%	No. of	%	No. of	%
	Common	Common	Common	Common	Common	Common
Additional Potential Sources of Dilution	Shares	Ownership	Shares	Ownership	Shares	Ownership
Base Scenario	34,951,917	67.2%	33,335,507	70.6%	32,944,286	71.6%
New Nuburu Common Stock issuable upon exercise of the Public Warrants(1)	1,222,598	2.3%	1,222,598	2.6%	1,222,598	2.7%
New Nuburu Common Stock issuable to Lincoln Park 30 days after the Closing(2)	200,000	0.4%	200,000	0.4%	200,000	0.4%
New Nuburu Common Stock issuable upon exercise of Exchanged Options and Exchanged RSUs(3)	3,758,243	7.2%	3,758,243	8.0%	3,758,243	8.2%
New Nuburu Common Stock issuable upon conversion of the New Nuburu Series A Preferred Stock:(4)
Nuburu Stockholders(5)	1,175,538	2.3%	1,175,538	2.5%	1,175,538	2.6%
Nuburu Company Noteholders(4)(6)	1,261,282	2.4%	1,261,282	2.7%	1,261,282	2.7%
Tailwind Public Stockholders(4)	6,465,682	12.4%	3,232,842	6.9%	2,450,400	5.3%
Tailwind Sponsor(4)	2,000,000	3.8%	2,000,000	4.2%	2,000,000	4.3%
Anzu Warrant Shares(4)	1,000,000	1.9%	1,000,000	2.1%	1,000,000	2.2%
Total	52,035,270	100.0%	47,186,010	100.0%	46,012,347	100.0%
(1)	Assumes all outstanding Public Warrants immediately following the Closing are fully exercised.
(2)

In addition to the 200,000 shares that New Nuburu will issue to Lincoln Park on the date of the Closing, New Nuburu is obligated to issue to Lincoln Park on the date that is 30 days after the Closing, a number of shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of the New Nuburu Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share. New Nuburu may also direct Lincoln Park to purchase up to $100 million of New Nuburu common stock from time to time over a 48-month period, subject to certain limitations contained in the Lincoln Park Purchase Agreement. Lincoln Park holds no shares of Tailwind Common Stock as of the date of this proxy statement/prospectus.

(3)	Assumes all outstanding Exchanged Options and Exchanged RSUs are fully exercised.
(4)

Assumes that all shares of New Nuburu Series A Preferred Stock are converted into New Nuburu Common Stock at a conversion rate equal to $10.00 divided by $5.00, representing the maximum number of shares issuable to holders of New Nuburu Series A Preferred Stock (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Series A Preferred Stock outstanding).

(5)

Representing Nuburu stockholders that have not waived their right to participate in the Preferred Stock Issuance. As of the date of this proxy statement/prospectus, Nuburu stockholders entitled to receive approximately 98% of the New Nuburu Common Stock to be issued as merger consideration pursuant to the Business Combination Agreement have agreed to waive such right by entering into the Stockholder Support Agreement (for clarity, excluding any shares to be received as a result of the conversion of any Company Notes).

(6)

Assumes that no additional Company Notes will be issued other than the $5.3 million that have been issued by Nuburu as of the date of this proxy statement/prospectus, and assumes accrual of interest on the Company Notes through October 31, 2022.

Additionally, 7,912,044 shares of New Nuburu Common Stock will be authorized for issuance pursuant to awards under the Equity Incentive Plan and 415,380 shares of New Nuburu Common Stock will be authorized for issuance pursuant to awards under the ESPP, subject in both cases to annual increases as further described under “Proposal No. 6 — The Equity Incentive Plan Proposal — Summary of the Equity Incentive Plan — Shares Available for Issuance; Adjustments” and “Proposal No. 7 — The ESPP Proposal — Summary of the ESPP — Shares Available for Issuance; Adjustments.”

SUMMARY HISTORICAL FINANCIAL INFORMATION OF TAILWIND

The following table shows summary historical financial information of Tailwind for the periods and as of the dates indicated.

The summary historical financial information of Tailwind as of December 31, 2021 and for the year ended December 31, 2021 was derived from the audited historical consolidated financial statements of Tailwind included elsewhere in this proxy statement/prospectus. The summary historical financial information of Tailwind as of September 30, 2022 and for the nine months ended September 30, 2022 was derived from the unaudited interim historical consolidated financial statements of Tailwind included elsewhere in this proxy statement/prospectus.

The following summary historical financial information should be read together with the financial statements and accompanying notes and “Tailwind Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Tailwind’s consolidated financial statements and the related notes. Tailwind’s historical results are not necessarily indicative of Tailwind’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Tailwind, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of New Nuburu going forward.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Formation and operational costs	$749,880	$386,940	$1,462,117	$4,694,296
Loss from operations	(749,880)	(386,940)	(1,462,117)	(4,694,296)
Other income:
Interest earned on marketable securities held in Trust Account	822,997	18,214	1,573,401	82,072
Change in fair value of warrant liabilities	528,216	20,336,305	11,620,745	21,656,844
Total other income, net	1,351,213	20,354,519	13,194,146	21,738,916
Income before provision for income taxes	601,333	19,967,579	11,732,029	17,044,620
Provision for income taxes	(162,329)	—	(279,345)	—
Net income	$439,004	$19,967,579	$11,452,684	$17,044,620
Basic and diluted weighted average shares outstanding, redeemable Class A common stock	26,530,664	33,421,570	31,099,360	33,421,570
Basic and diluted net income per share, redeemable Class A common stock	$0.01	$0.48	$0.29	$0.41
Basic and diluted weighted average shares outstanding, non-redeemable Class B common stock	8,355,393	8,355,393	8,355,393	8,355,393
Basic and diluted net income per share, non-redeemable Class B common stock	$0.01	$0.48	$0.29	$0.41

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets
Cash	$384,522	$479,694
Prepaid expenses	99,687	—
Prepaid taxes	15,400	111,667
Total Current Assets	499,609	591,361
Cash held in Trust Account	33,034,062	334,441,194
TOTAL ASSETS	$33,533,671	$335,032,555
LIABILITIES, CLASS A STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$4,639,823	$3,867,106
Accrued offering costs	—	109,000
Income taxes payable	279,345	—
Total Current Liabilities	4,919,168	3,976,106
Convertible note – related party	600,000	—
Warrant liabilities	2,112,863	13,733,608
Deferred underwriting fee payable	11,697,550	11,697,550
TOTAL LIABILITIES	19,329,581	29,407,264
Commitments and Contingencies
Class A common stock subject to possible redemption, 3,232,841 shares at $10.21 and 33,421,570 shares at $10.00 per share as of September 30, 2022 and December 31, 2021, respectively	32,892,685	334,215,700
Stockholders’ Deficit
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding (excluding 3,232,841 and 33,421,570 shares subject to possible redemption) as of September 30, 2022 and December 31, 2021, respectively	—	—
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; and 8,355,393 shares issued and outstanding as of September 30, 2022 and December 31, 2021	836	836
Accumulated deficit	(18,689,431)	(28,591,245)
Total Stockholders’ Deficit	(18,688,595)	(28,590,409)
TOTAL LIABILITIES, CLASS A STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$33,533,671	$335,032,555

SUMMARY HISTORICAL FINANCIAL INFORMATION OF NUBURU

The following table shows summary historical financial information of Nuburu for the periods and as of the dates indicated.

The summary historical financial information of Nuburu as of December 31, 2021 and 2020, and for the years ended December 31, 2021 and 2020, was derived from the audited historical consolidated financial statements of Nuburu included elsewhere in this proxy statement/prospectus. The summary historical financial information of Nuburu as of September 30, 2022, and for the nine months ended September 30, 2022 and 2021, was derived from the unaudited interim historical financial statements of Nuburu included elsewhere in this proxy statement/prospectus.

The following summary historical financial information should be read together with the consolidated financial statements and accompanying notes and “Nuburu’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace Nuburu’s consolidated financial statements and the related notes. Nuburu’s historical results are not necessarily indicative of Nuburu’s future results.

As explained elsewhere in this proxy statement/prospectus, the financial information contained in this section relates to Nuburu, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of New Nuburu going forward.

Statement of Operations Data	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands, except share and per share amounts)	2022	2021	2021	2020
Revenue	$1,006	$314	$377	$692
Net loss	(10,107)	(6,739)	(9,384)	(11,025)
Weighted average shares outstanding of Common Stock	10,518,296	9,965,351	9,973,846	9,928,478
Basic and diluted net loss per share, Common Stock	(1.19)	(0.89)	(1.23)	(1.32)
Statement of Cash Flows Data
Net cash provided by (used in) operating activities	(7,288)	(5,974)	(7,807)	(8,406)
Net cash provided by (used in) investing activities	(282)	(227)	(231)	(866)
Net cash provided by (used in) financing activities	5,610	8	5,651	12,706

Balance Sheet Data	As of September 30,	As of December 31,
($ in thousands, except share amounts)	2022	2021	2020
Total assets	$13,411	$10,726	$13,692
Total liabilities	11,753	1,138	812
Total stockholders’ equity	1,658	9,588	12,880

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma combined financial data (the “summary pro forma data”) gives effect to the transactions contemplated by the Business Combination.

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP because Nuburu has been determined to be the accounting acquirer under each of the redemption scenarios presented. Under this method of accounting, Tailwind, which is the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes and Nuburu, which is the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities and results of operations of Nuburu will become the historical financial statements of New Nuburu, and Tailwind’s assets, liabilities and results of operations will be consolidated with Nuburu’s beginning on the acquisition date. For accounting purposes, the financial statements of New Nuburu will represent a continuation of the financial statements of Nuburu with the Business Combination being treated as the equivalent of Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind will be stated at historical costs and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of Nuburu in future reports of New Nuburu.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma combined financial information of New Nuburu appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of Tailwind and Nuburu and related notes included in this proxy statement/prospectus. The summary pro forma data is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the summary pro forma data as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Tailwind and Nuburu have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the Tailwind stockholders approve the Business Combination. Pursuant to the Pre-Closing Tailwind Certificate of Incorporation, Tailwind’s public stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. Tailwind cannot predict how many of its public stockholders will exercise their right to redeem their Tailwind Class A Common Stock for cash. The unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Business Combination, as follows:

●	The No Additional Redemptions Scenario. This presentation assumes:
●	No Class A stockholders of Tailwind exercise their redemption rights with respect to their redeemable public shares upon the Closing.
●	The 50% Redemption Scenario. This presentation assumes:
●	Tailwind Class A stockholders holding 1,616,421 shares of Class A Common Stock will exercise their redemption rights for approximately $16.5 million of the funds in Tailwind’s Trust Account in the aggregate.
●	The Maximum Redemption Scenario. This presentation assumes:
●	Tailwind Class A stockholders holding no more than 2,007,641 shares of Class A Common Stock will exercise their redemption rights for $20.5 million of the funds in Tailwind’s Trust Account in the aggregate; the maximum redemption scenario reflects the maximum number of Tailwind public shares that can be redeemed under the Pre-Closing Tailwind Certificate of Incorporation, such that Tailwind maintains a minimum net tangible asset value of at least $5.0 million at the time of the Closing, after giving effect to the payments to redeeming stockholders and giving effect to the Business Combination.

The three alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statement of operations are based on the assumption that there are no adjustments for the outstanding public or private placement warrants issued by Tailwind as such securities are not exercisable until 30 days after the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

	Pro Forma		Pro Forma
	Combined	Pro Forma	Combined
	(Assuming No	Combined	(Assuming
	Additional	(Assuming 50%	Maximum
	Redemption)	Redemption)	Redemption)

	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2022
Total assets	$31,525	$15,008	$11,010
Total liabilities	6,010	6,010	6,010
Total mezzanine equity	1	—	—
Total stockholders’ equity	25,514	8,998	5,000
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for Nine Months Ended September 30, 2022
Revenue	$1,006	$1,006	$1,006
Net income (loss)	(227)	(227)	(227)
Basic net income (loss) per share	$(0.01)	$(0.01)	$(0.01)
Diluted net income (loss) per share	$(0.01)	$(0.01)	$(0.01)
Weighted-average shares outstanding – basic	36,174,525	34,558,105	34,166,884
Weighted-average shares outstanding – diluted	39,932,768	38,316,348	37,925,127
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for Year Ended December 31, 2021
Revenue	$377	$377	$377
Net income (loss)	8,285	8,285	8,285
Basic net income (loss) per share	$0.23	$0.24	$0.24
Diluted net income (loss) per share	$0.21	$0.22	$0.22
Weighted-average shares outstanding – basic	36,174,525	34,558,105	34,166,884
Weighted-average shares outstanding – diluted	39,932,768	38,316,348	37,925,127

The following table provides the pro forma book value per share of New Nuburu Common Stock across varying levels of redemptions, as if the Business Combination had occurred on September 30, 2022:

	Pro Forma		Pro Forma
	Combined	Pro Forma	Combined
	(Assuming No	Combined	(Assuming
	Additional	(Assuming 50%	Maximum
	Redemptions)	Redemptions)	Redemptions)

	(in thousands, except share and per share data)
Unaudited Pro Forma Condensed Combined Book Value per Share as of September 30, 2022
Total stockholders’ equity	$25,514	$8,998	$5,000
Total shares of New Nuburu Common Stock outstanding(1)	36,174,525	34,558,105	34,166,884
Book value per share	$0.71	$0.26	$0.15
(1)	Based on total shares of New Nuburu Common Stock outstanding, as if the Business Combination had occurred on October 31, 2022.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of Tailwind and Nuburu. These statements are based on the beliefs and assumptions of the management of Tailwind and Nuburu. Although Tailwind and Nuburu believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Tailwind nor Nuburu can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “possible,” “continue,” “might,” “potential,” “intends” or similar expressions. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about Tailwind and Nuburu prior to the consummation of the Business Combination, and of New Nuburu following the Business Combination, with respect to:

●	the ability to meet the conditions of the Business Combination, including approval by stockholders of Tailwind;
●	the ability to realize the benefits expected from the Business Combination and the transactions contemplated thereby;
●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any other agreement described in this proxy statement/prospectus;
●	the ability to obtain and/or maintain the listing of New Nuburu Common Stock on a Securities Exchange following the Business Combination;
●	New Nuburu’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination; and
●	statements relating to the business, operations and financial performance of Tailwind, and Nuburu prior to the Business Combination, and New Nuburu after the Business Combination, including:
●	expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;
●	future business plans and growth opportunities, including revenue opportunity available from new or existing clients and expectations regarding the use of blue laser technology in 3D printing applications;
●	expectations regarding product development and pipeline;
●	expectations regarding research and development efforts;
●	expectations regarding market size;
●	expectations regarding the competitive landscape;
●	expectations regarding future acquisitions, partnerships or other relationships with third parties;
●	future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future; and
●	other factors detailed under the section entitled “Risk Factors.”

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus, could affect the future results of Tailwind and Nuburu, prior to the consummation of the Business Combination, and of New Nuburu following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/prospectus:

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination;
●	the outcome of any legal proceedings that may be instituted against Nuburu, Tailwind, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto;
●	the inability to complete the business combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of Nuburu, or to satisfy other closing conditions of the business combination;
●	changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination;
●	the ability to meet the Securities Exchange’s listing standards following the consummation of the business combination;
●	the risk that the business combination disrupts current plans and operations of Nuburu as a result of the announcement and consummation of the business combination;
●	the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;
●	costs related to the business combination;
●	changes in applicable laws or regulations;
●	the possibility that Nuburu or the combined company may be adversely affected by other economic, business or competitive factors;
●	the inability to obtain financing under the Lincoln Park Purchase Agreement;
●	the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities;
●	the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Tailwind;
●	the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions;

●	volatility in the markets caused by geopolitical and economic factors; and
●	other risks and uncertainties set forth in the section titled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Tailwind and Nuburu prior to the Business Combination, or New Nuburu following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Tailwind or Nuburu assess the impact of all such risk factors on the business of Tailwind and Nuburu prior to the consummation of the Business Combination, or New Nuburu following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to Tailwind or Nuburu or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Tailwind and Nuburu prior to the consummation of the Business Combination, or New Nuburu following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of Tailwind or Nuburu, as applicable, on the relevant subject. These statements are based upon information available to Tailwind or Nuburu, as applicable, as of the date of this proxy statement/prospectus, and while each such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that Tailwind or Nuburu, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. The following risk factors apply to the business and operations of Tailwind, Nuburu and New Nuburu as indicated. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability of Tailwind and Nuburu to complete or realize the anticipated benefits of the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of New Nuburu. Tailwind, Nuburu and New Nuburu may face additional risks and uncertainties that are not presently known to Tailwind or Nuburu, or that Tailwind or Nuburu currently deems immaterial, which may also impair Tailwind’s, Nuburu’s or New Nuburu’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Relating to Our Business and Operations

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future.

Our financial statements for the year ended December 31, 2021 included elsewhere in this proxy statement/prospectus have been prepared assuming we will continue as a going concern. However, if we are unable to generate sufficient cash flow to sustain our operations or raise additional capital in the form of debt or equity financing, this could affect our ability to continue as a going concern in the future. Since our inception in 2015, we have incurred significant net losses and have used significant cash in our business. As of December 31, 2021, we had an accumulated deficit of approximately $47.1 million, and net losses of approximately $9.4 million. We expect to continue to expand our operations, including by investing in manufacturing, sales and marketing, research and development and infrastructure to support our growth. We anticipate that we will incur net losses for the foreseeable future and, even if we increase our revenues, there is no guarantee that we will ever become profitable. Our ability to achieve profitability in the future will depend on a number of factors, including:

●	successfully implementing our products on a commercial scale;
●	achieving meaningful sales volumes;
●	identifying opportunities for other businesses to integrate our product into their operations;
●	attracting customers in the United States and internationally;
●	improving the effectiveness of our sales and marketing activities and any independent distributors or sales representatives;
●	developing manufacturing techniques to produce the volume required to achieve our forecasted production;
●	executing on any strategies to reduce costs, in the amount and on the timing projected;
●	procuring sufficient quantities of raw materials and components and entering into agreements with new suppliers if necessary;
●	fluctuations in the costs of needed raw materials and components;
●	attracting and retaining key talent in a competitive labor market, and minimizing delays in hiring employees;
●	delays associated with obtaining patents, licenses and potential regulatory review;

●	meeting cashflow needs despite any delays in payment from domestic or international customers;
●	unforeseen technology issues in product development that could delay product releases;
●	delays in finding suitable replacement components for components with long lead times due to any supply chain disruptions;
●	delays in redesigning systems to compensate for supply chain disruptions;
●	unrecoverable product development delays due to underfunded activities conducted prior to the Closing;
●	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;
●	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights; and
●	the cost of enforcing or defending against non-competition claims.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the long term and our business may be disrupted at any time due to numerous factors outside of our control, including changes in the general macroeconomic outlook, local and regional volatility, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic and related government policies and restrictions designed to mitigate the effects of the pandemic, civil strife, strikes, insurrections, acts of terrorism, hostilities or the perception that hostilities may be imminent, military conflict, acts of war, including an escalation of the conflict in the Ukraine and the related response, including sanctions or other restrictive actions, by the United States or other countries, and natural disasters.

Our business is currently dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on Nuburu’s financial condition and operating results.

Nuburu currently depends upon a small number of customers for a substantial portion of its revenue. During the year ended December 30, 2021, five customers accounted for 34%, 22%, 16%, 12% and 12% of Nuburu’s revenue, respectively. During the year ended December 31, 2020, four customers accounted for 20%, 19%, 15% and 15% of Nuburu’s revenue, respectively. As of December 31, 2021, three customers accounted for 40%, 39% and 16% of Nuburu’s accounts receivable, respectively. A decline in revenue from, or the loss of, any significant customer could have a material adverse effect on Nuburu’s financial condition and operating results. Nuburu cannot assure: (i) that orders that may be completed, delayed, cancelled or reduced will be replaced with new business; (ii) that Nuburu’s current customers will continue to utilize Nuburu’s services consistent with historical volumes or at all; and/or (iii) that Nuburu’s customers will renew their manufacturing or services contracts with Nuburu on acceptable terms or at all.

Our limited operating history and the novelty of our blue laser systems make evaluating our business, the risks and challenges we may face and our future prospects difficult.

From our inception in 2015 to the present, we have focused principally on developing our blue laser systems, which are the systems we are seeking to commercialize. As a result, we have a limited history operating our business, and therefore a limited history upon which you can base an investment decision.

We have begun the first shipments of our blue laser system, the AO-650, and have built an alpha model of our higher performance blue laser system, the AI-150. We are working on our production line for the AI product suite, and expect to begin shipping such AI systems in early 2023. We are also developing a single mode fiber blue laser system and blue-laser 3D-printing products, which are still in the research and development stage.

Our blue laser systems are new types of products. In light of the fact that the laser industry has already undergone major transitions, from CO2 lasers to infrared fiber lasers, predicting our future revenue depends on the evolution of the market itself and market acceptance of our technology and systems. Moreover, budgeting for our expenses presents some uncertainty because of the unpredictability of the prices of raw materials and components and other trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new technologies into a competitive landscape.

The engineering of our laser systems is still in the prototype stage, and there is no guarantee that we will be successful in implementing production of our laser systems on a commercial scale.

Our business depends on our ability to succeed in achieving production of our laser systems on a commercial scale. As our laser systems are highly complex, this process is costly and time-consuming, and there can be no guarantee that we will be successful. We have already shipped units of our first blue laser system, the AO-650, but the ramping up of production and shipment on a commercial scale may be delayed, and we may incur more costs than we expect due, for example, to global supply chain issues that have increased the cost of certain electronic components or have forced us to redesign the system to work around supply chain shortages. In addition, the processes by which we engineer and manufacture our laser systems are still developing rapidly as we explore new processes and different techniques. Our business, reputation, results of operations and financial condition may be materially adversely affected if we are not able to successfully produce our laser systems on a commercial scale or to the extent that it takes us longer to do so or costs more than we expect.

If our laser systems contain design or manufacturing defects, our business and financial results could be harmed.

To date, we have completed prototypes of our laser systems and are ramping up commercial production and shipments of our systems. As our systems also have no history of commercial operation, we have a limited frame of reference from which to evaluate the longevity and long-term performance of our products. There can be no assurance that we will be able to detect and fix any defects in our products prior to the sale to potential customers. Once we have commenced with commercial production of our laser systems and they are shipped to and installed and put into use by our customers, we may discover latent defects in design, manufacture or construction that may cause our systems not to perform as expected or that may require repair. Our laser systems also require software to operate which may need to be modified and updated over the life of our systems. Software products are inherently complex and often contain defects and errors when first introduced.

There can be no assurance that we will be able to detect and fix any defects in the hardware or software of our laser systems in the design and production phase, and such defects may not become apparent until our systems are adopted and used by customers. In most cases, we should be able to resolve software defects through the application of patches and updates, which can be completed remotely; however, hardware defects may be more difficult to address remotely and may require a system to be returned to us for maintenance and repair.

Our laser systems may not perform consistent with customer expectations or consistent with other laser systems which are currently or may yet become available. Any product defects or any other failure of our laser systems to perform as expected could harm our reputation and result in negative publicity, lost revenue, cancelled or delayed deliveries, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.

Once we begin shipping our laser systems to customers on a commercial scale, we will need to increase our warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims on our laser systems, our business, prospects, financial condition and operating results could be materially adversely affected. We may become subject to significant and unexpected warranty expenses. There can be no assurances that our then-existing warranty reserves will be sufficient to cover all claims.

The failure of our suppliers to deliver necessary raw materials and components that meet the specifications for our laser systems in a timely manner could cause installation delays, cancellations and damage to our reputation.

We rely on a limited number of third-party suppliers for some of the raw materials and components for our laser systems, including laser diodes, micro-optics, optics, optical filters, bulk optics, cooling components, electronic components, and other materials that may be in limited supply and which are critical to our ability to produce our laser systems. If any of our suppliers provide insufficient inventory at the level of quality required or if our suppliers are unable or unwilling to provide us with the contracted quantities or in the time frame requested for whatever reason, our results of operations could be materially and negatively impacted. If we fail to develop or maintain our relationships with any of our suppliers and are unable to obtain raw materials or comparable components from alternative suppliers without considerable delay, expense, or at all, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our laser systems or we may be able to do so only at a higher cost or after a long delay. For example, in recent years there have been, and there continue to be, supply chain bottlenecks and other issues, including a prolonged shortage of microchips, which has required us to redesign our system’s control electronics and has resulted in delays in bringing our systems to market. We have also experienced, and continue to experience, delays with respect to deliveries of various other parts, including electronic components and power supply components. Any further delays could prevent us from delivering our laser systems to customers within required time frames and cause order cancellations.

Moreover, we have in the past and may in the future also experience unanticipated disruptions to operations or other difficulties with our supply chain or internalized supply processes due to exchange rate fluctuations, volatility in regional markets from where materials are obtained, changes in the general macroeconomic outlook, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies such as the COVID-19 pandemic and related government policies and restrictions designed to mitigate the effects of the pandemic. The failure by us to obtain raw materials or components in a timely manner or to obtain raw materials or components that meet our quantity and cost requirements could impair our ability to manufacture our products or increase their costs. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our laser systems to customers within required time frames, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our products, cause unanticipated servicing costs, and cause damage to our reputation.

We depend on sole source or limited source suppliers, as well as on our own production capabilities, for some of the key components and materials, including laser diodes and optical filters, which makes us susceptible to supply shortages and other supply chain disruptions and to price fluctuations that could adversely affect our business, particularly our ability to meet our customers’ delivery requirements.

We currently purchase several key components and materials used in the manufacture of our products, including laser diodes and optical filters, from sole source or limited source suppliers, which may make us more susceptible to supply chain disruptions and cost increases, which may materially adversely affect our operating results and financial condition. In addition, though we have not experienced supply chain disruptions with respect to these products specifically, if we seek to ramp up production or accelerate delivery schedules of our products, our key suppliers may not have the ability to increase their production in line with our production schedule and our customers’ demands. This may become acute during times of high growth in our customers’ businesses. Our failure to timely receive these key components and materials would likely cause delays in the shipment of our products, which would likely negatively impact both our customer relationships and our business. Some of our products require designs and specifications that are at the cutting-edge of available technologies and change frequently to meet rapidly evolving market demands. By their very nature, the types of components used in our products can be difficult and unpredictable to manufacture and in future we may be required to source additional components from sole source or limited source suppliers, which may further expose us to the risks described above.

Many of our customers may also rely on sole source or limited source suppliers. In the event of a disruption of our customers’ supply chain, orders from our customers could decrease or be delayed.

We face various other risks with respect to the supply chain that could adversely affect our business, prospects, financial condition and operating results

Some of our suppliers are relatively small private companies that may discontinue their operations at any time and may be particularly susceptible to prevailing economic conditions. Some of our suppliers are located in regions susceptible to natural and man-made disasters, such as the United States, Germany and China, which have experienced severe flooding, earthquakes, wildfires, extreme weather conditions and power loss. Furthermore, financial or other difficulties faced by these suppliers or significant changes in demand for the components or materials produced by these suppliers could limit their availability, as suppliers may choose to discontinue production in the event of falling demand or may be unable to fill orders in the event of increasing demand.

If we are required to identify alternative sources of supply for certain components or redesign our product or production process, this could be difficult and costly, result in management distraction in assisting our current and future suppliers to meet our and our customers’ technical requirements, and cause delays in shipments of our products while we identify, evaluate and test the products of alternative suppliers. Any such delay in shipment would result in a delay or cancellation of our ability to convert such order into revenues.

Any interruption or delay in the supply of any components or materials that we require, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders or incur substantial penalties. Since many of our products have lengthy qualification periods, our ability to introduce multiple suppliers for parts may be limited. In addition, our failure to achieve adequate manufacturing yields of these items at our manufacturing facilities may materially and adversely affect our operating results and financial condition.

We are highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers.

We are also highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers. In the event of continued disruptions in worldwide or regional shipping, our access to supplies and the delivery of products to customers by us or our distributors may correspondingly be negatively impacted. Any such disruptions would likely materially and adversely affect our operating results and financial condition.

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in a loss of customers.

We use rolling forecasts based on anticipated product orders and material requirements planning systems to determine our product requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. We depend on our suppliers for most of our product components and materials. Lead times for components and materials that we order vary significantly and depend on factors including the specific supplier requirements, the size of the order, contract terms and current market demand for components. For substantial increases in our sales levels of certain products, some of our suppliers may need significant lead time and therefore may not be able to keep up with our needs if we are unable to provide sufficient advanced notice of our requirements. If we overestimate our component and material requirements, we may have excess inventory, which may lead to both an increase in cash usage and an increase in net loss if such excess inventory becomes obsolete and can no longer be sold or only sold at discounted prices. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery production and the associated delivery of our products to our customers. Many of the supply chain challenges that resulted from the COVID-19 pandemic have not yet been resolved and have exacerbated these issues, and the occurrence or continuance of any of the foregoing risks may materially adversely affect our business and results of operation.

Our systems involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business. The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our product and our technology (see “Information About Nuburu — Sales and Marketing”). The period between initial discussions with a potential customer and the sale of our product typically depends on a number of factors, including the potential customer’s attitude towards innovative products, the potential customer’s budget and whether the potential customer requires financing arrangements. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. While our customers are evaluating our products we may incur substantial sales, marketing and research and development expenses in exploring and demonstrating the suitability of our products to a customer’s needs. Once a customer makes a formal decision to purchase our product, the fulfillment of the sales order by us requires a substantial amount of time. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources on attracting prospective customers without having certainty of generating sales.

These lengthy sales and installation cycles also increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. If a customer terminates for convenience, we may be unable to recover some of our costs that we incurred prior to cancellation. We may need to procure long lead time items or place large order lot quantities for critical material well in advance of a termination leaving us with excess inventory. Our operating expenses are based on anticipated sales levels, and certain of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, we may incur significant expenses without ever receiving revenue to offset those expenses, which would materially adversely affect our business and results of operation.

Because of the long sales cycles, our operating results and financial condition may fluctuate significantly from quarter to quarter.

We expect that long sales cycles may cause fluctuations in our operating results from quarter to quarter. In light of the standards under which we expect to recognize revenue, small fluctuations in the timing of the completion of our sales transactions could also cause operating results to vary materially from period to period.

In addition to the foregoing described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

●	fluctuations in costs associated with the production of our laser systems;
●	the timing of customer adoptions of our products, which may depend on many factors such as availability of inventory and product quality or performance issues;
●	size of particular customer orders;
●	delays or cancellations of purchases and installations;
●	delays in service revenue;
●	fluctuations in our service costs;
●	weaker than anticipated demand for our products due to changes in government regulation, incentives and policies;
●	interruptions in our supply chain;
●	interruptions in our shipping to customers or deliveries from vendors;
●	the timing and level of additional purchases by existing customers;
●	unanticipated expenses incurred due to changes in governmental regulations, such as with respect to health and safety requirements;
●	disruptions in our sales, production, service or other business activities resulting from our inability to attract and retain qualified personnel;
●	shortage of raw materials or components from our suppliers and associated price increases due to fluctuations in commodity prices; and
●	availability of spare parts from our suppliers.

In addition, our revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

There is no assurance that non-binding letters of intent and other indications of interest from customers will be converted into binding orders, sales, bookings or committed offtake contracts. As a result, our operating results may be materially lower than our expected results of operations.

Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. Potential customers may abandon their indications of interest, and non-binding letters of interest may be cancelled or delayed by a customer or its terms may be amended in a manner adverse to us in connection with negotiating a definitive sales agreement. For that reason, there can be no assurance that any current or future indications of interest or non-binding letters of intent will result in binding orders or sales. Furthermore, in light of our limited operating history, it is difficult for us to predict the rates at which the non-binding letters of interest in our pipeline will result in binding orders or sales. It is also difficult for us to predict how quickly we will be able to fill binding orders in the event that we obtain multiple orders with the same requested delivery date. In addition, revenue is expected to be recognized in stages, and customers may in some cases delay actual cash payments regardless of progressive billings. Additionally, a customer’s ability to make payments or meet minimum purchase orders could decline during the sales process, as a customer may struggle to procure necessary financing, especially in a higher interest rate environment, or may become insolvent or declare bankruptcy. As a result, our operating results and cash flow may be materially lower than we expect.

If we fail to meet our customers’ price expectations, demand for our products could be negatively impacted and our business and results of operations could suffer.

Our long-term success will depend in part on our ability to price our products competitively. Many factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers’ price expectations in any given period, demand for our products could be negatively impacted and our business and results of operations could suffer.

We expect to contract with a number of large companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.

We expect that a number of our potential customers will be large companies. These customers generally have greater purchasing power than smaller entities and, accordingly, often request and receive more favorable terms from suppliers. As we seek to expand our sales, we may be required to agree to terms and conditions that are favorable to our customers and that may affect the timing of our ability to recognize revenue, increase our costs, and have an adverse effect on our business, financial condition, and results of operations. Furthermore, large customers have increased buying power and ability to require onerous terms in our contracts with them, including pricing, annual cost reduction targets, warranties, and indemnification terms. If we are unable to satisfy the terms of these contracts, it could result in liabilities of a material nature, including litigation, damages, additional costs, loss of market share, and loss of reputation. Additionally, the terms these large customers require, such as most-favored customer or exclusivity provisions, may impact our ability to do business with other customers and generate revenues from such customers. Such customers may also have a greater ability to push back on attempts to pass on increases in our operating and procurement costs.

We currently partner with and derive a portion of our revenue from government entities, and significant changes in the contracting or fiscal policies of such government entities could have an adverse effect on our business and operating results.

We currently partner with and derive a portion of our revenue from contracts with certain government entities, and the growth of our business may be impacted by our partnerships with such government entities and on our successful procurement of additional government contracts. However, demand is often unpredictable from government entities, and there can be no assurance that we will be able to generate further revenue from the public sector. While we had no revenue from government entities for the year ended December 31, 2020, revenue from government entities for the year ended December 31, 2021 and the nine months ended September 30, 2022 amounted to approximately 13% and 67% of our total revenue respectively. Factors that could impede our ability to generate revenue from government contracts, include, but are not limited to:

●	public sector budgetary cycles and funding authorizations;
●	changes in fiscal or contracting policies;
●	decreases in available government funding;
●	changes in government programs or applicable requirements;
●	disadvantageous terms contained in such contracts, including with respect to pricing, milestones and payment terms;
●	the adoption of new laws or regulations or changes to existing laws or regulations;
●	potential delays or changes in the government appropriations or other funding authorization processes; and
●	higher expenses associated with, or delays caused by, diligence and qualifying or maintaining qualification as a government vendor.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our blue laser technology in the future or otherwise have an adverse effect on our business, operating results and prospects.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

Our business is subject to price competition. Such price competition may adversely affect our results of operation, especially during periods of decreased demand, as decreased demand would adversely impact the volume of our sales. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

Certain of our operating costs are fixed and cannot readily be reduced, which would diminish the positive impact of any cost-saving measures or restructuring programs on our operating results. To the extent the demand for our products slows, or the market for laser systems contracts, we may be faced with excess manufacturing capacity and related costs that cannot readily be reduced, which will adversely impact our financial condition and results of operations.

If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.

Over time, we must achieve commercial production levels and effectively manage the manufacturing costs for our laser systems. While we have sought, and will continue to seek, to manage our manufacturing and services costs, the cost of components and raw materials, for example, could increase in the future, particularly if high rates of inflation continue. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as marketing, sales or related costs. We may continue to make significant investments to drive growth in the future. Increases in any of these costs or our failure to achieve expected or contractually required cost reductions could adversely affect our results of operations and financial condition and harm our business and prospects. If we are unable to reduce our cost structure sufficiently in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects. In addition, until we generate meaningful revenue from sales of our products, we will remain limited in our ability to pass on the cost of any price increases in the cost of components or our operations to our customers.

In the event of future growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations.

In the event of future growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations. To manage such growth in operations and personnel, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in an increased risk of fraud, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business and results of operations.

We are highly dependent on current key executives and if we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could suffer.

We believe that our success and our ability to reach our strategic objectives are highly dependent on our ability to recruit and retain key management, technical, engineering, production and sales personnel. In particular, we are highly dependent on the services of Ron Nicol, our Executive Chairman, Dr. Mark Zediker, our Chief Executive Officer, Brian Knaley, our Chief Financial Officer, Brian Faircloth, our Chief Operating Officer, and Andrew Dodd, our Vice President of Global Sales. If we are unable to recruit or retain any of our key employees, this could disrupt our operations, delay the development and introduction of our products and services and negatively impact our business, prospects, financial condition and operating results. For example, a lack of qualified labor to operate our production process may slow our production and impact our production cost and schedule.

We cannot assure you that we will be able to successfully recruit and retain key management, technical, engineering, production and sales personnel, especially the senior leadership necessary to grow our business. Competition for qualified personnel is especially intense in the laser industry and is increasing as there is and for the foreseeable future will continue to be a scarcity of skilled personnel with the requisite experience. As a manufacturing company, many employee roles require the employee to be on-site at our facilities and cannot be conducted remotely, which limits the pool of potential employees for such roles to persons located in proximity to our facilities or who are willing to relocate or commute longer distances.

If we lose a member of our management team or other key employee, it may prove difficult for us to replace him or her with a similarly qualified individual with experience in the laser industry, which could impact our business and operating success. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees.

Labor disputes could disrupt our ability to serve our customers or lead to higher labor costs.

None of our full-time employees are currently represented by unions or covered by collective bargaining agreements. If a union sought to organize any of our employees, such organizing efforts or collective bargaining negotiations could potentially lead to work stoppages or slowdowns or strikes by certain of our employees, which could adversely affect our ability to serve our customers. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements can have unknown effects on our labor costs, productivity and flexibility.

Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.

Our expectations and targets regarding the times when we will launch our products reflect our current expectations and estimates. Whether we will achieve these objectives when we expect depends on a number of factors, many of which are outside our control, including, but not limited to:

●	success and timing of our development activity and ability to develop systems that achieve our desired performance metrics and achieve any requisite industry validations;
●	unanticipated technical or manufacturing challenges or delays;
●	difficulties identifying or constructing the necessary research and development and manufacturing facilities;
●	whether we can obtain sufficient capital when required to ramp up our manufacturing facilities and operations and sustain and grow our business;
●	competition, including from established and future competitors;
●	our ability to manage our growth;
●	adverse developments in relationships with any partners, including termination of any partnerships or changes in our partners’ timetables and business plans, which could hinder our development efforts;
●	whether we can manage relationships with key suppliers and the availability of the raw materials and components we need to procure from them;
●	our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel;
●	the availability of sufficient funding prior to Closing, an absence of which may delay our ability to launch new products due to our inability to hire key personnel and procure critical equipment needed to prepare for larger-scale manufacturing and commercialization; and
●	the overall strength and stability of domestic and international economies more generally and the effect of economic factors on further investments on capital equipment in particular.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

This proxy statement/prospectus includes estimates of our target addressable market and our serviceable addressable market. Market opportunity estimates and growth forecasts, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Recent years have been marred by unexpected events and crises, including natural and man-made disasters, financial crashes, pandemics and political upheaval. If this trend continues, forecasts may prove to be especially unreliable.

The estimates and forecasts in this proxy statement/prospectus relating to the size and expected growth of our target addressable market and our serviceable addressable market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding our target addressable market and our serviceable addressable market are difficult to predict, especially in light of the nascent stage of our industry. The estimated target addressable market and serviceable addressable market may not materialize for many years or at all, and even if the markets meet the size estimates and growth forecasted in this proxy statement/prospectus, our business could fail to capture a meaningful share of the market or grow at similar rates.

Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses.

The preparation of our consolidated financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenues or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect our reported amounts of assets, liabilities, income, revenues and expenses during the reporting periods. If we make incorrect assumptions or estimates, our reported financial results may be over- or understated, which could materially and adversely affect our business, financial condition and results of operations.

Operational costs can be difficult to predict and may include costs from requirements related to the decommissioning of our systems.

We will rely heavily on complex machinery for our operations and our production will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our laser systems will be comprised of many components. The components of our laser systems may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of our laser systems or their constituent components may significantly affect the intended operational efficiency and performance. In addition, our laser systems may need to be decommissioned from time to time, and the related costs could be significant given the expected size and complexity of our laser systems and of our powder bed metal printers in particular. Operational performance and costs, including those related to project stoppage, can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with manufacturing, assembling, commissioning, testing or decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, administrative fines, increased insurance costs and potential legal liabilities, all of which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability.

We require significant capital to develop our laser systems and expect to incur significant expenses, including, but not limited to, those relating to research and development, procurement of raw materials and components, leases, sales and distribution as we build our brand and market our laser systems, and general and administrative costs as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully develop and market our laser systems, but also to control our costs. If we are unable to efficiently design, appropriately price, and cost-effectively produce, sell and distribute our laser systems, our anticipated margins, profitability and prospects would be materially and adversely affected.

Our ability to use net operating loss (“NOL”) carryforwards and other tax attributes may be limited in connection with the proposed Business Combination and other ownership changes.

We have incurred significant net losses during our history and our ability to become profitable in the near future is uncertain. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire (if at all). As of December 31, 2021, we had approximately $33 million and $23 million of federal and state net operating loss carryforwards (“NOLs”), respectively. These amounts included approximately $1.2 million of federal research and development tax credits.

Federal NOLs incurred in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five tax years preceding such loss, and NOLs arising in tax years beginning after December 31, 2020 may not be carried back. Moreover, federal NOLs generated in taxable years ending after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOLs may be limited to 80% of our taxable income annually for tax years beginning after December 31, 2020. Our NOL carryforwards are subject to review and possible adjustment by the Internal Revenue Service (the “IRS”), and state tax authorities. In addition, in general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs or tax credits to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock increases their ownership by more than 50 percentage points over their lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and we will likely undergo an ownership change in connection with the proposed Business Combination, which may further limit our ability to utilize NOLs or credits under Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. If we determine that an ownership change has occurred and our ability to use our historical NOLs or credits is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. Section 382 and 383 of the Code would apply to all net operating loss and tax credit carryforwards, whether the carryforward period is indefinite or not. If we earn taxable income, such limitations could result in increased future tax liability to us and our future cash flows could be adversely affected.

Our insurance coverage may not adequately protect us from harm or losses we may suffer.

We may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do or may have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results. Furthermore, although we plan to obtain and maintain insurance for damage to our property and the disruption of our business, this insurance may be challenging to obtain and maintain on terms acceptable to us and may not be sufficient to cover all of our potential losses.

The implementation of our business plan and strategy may require additional capital and this capital might not be available on acceptable terms, if at all.

The development, design, manufacture and sale of our products is a capital-intensive business. As a result, we expect for some time to continue to incur substantial operating expenses without generating sufficient revenues to cover expenditures. We may also need to raise additional funds, including through entry into joint venture arrangements or other partnerships, through the issuance of equity, equity-linked or debt securities or through obtaining credit from financial institutions to fund ongoing costs such as research and development relating to our products and technologies, the construction and tooling of prototypes, the design and building of our production units, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on reasonable terms, if at all, when needed, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

On August 5, 2022, Tailwind and Nuburu entered into the Lincoln Park Purchase Agreement pursuant to which Lincoln Park has agreed to purchase from New Nuburu, at the option of New Nuburu, up to $100,000,000 of New Nuburu Common Stock from time to time over a 48-month period. However, the Lincoln Park Purchase Agreement is subject to certain limitations including but not limited to, the filing and effectiveness of a registration statement covering New Nuburu Common Stock that are issuable to Lincoln Park under the Lincoln Park Purchase Agreement (the “Lincoln Park Registration Statement”). See “Other Agreements — Lincoln

Park Purchase Agreement and Registration Rights Agreement” for more information. New Nuburu will also be required to satisfy various conditions in order to be able to commence purchases by Lincoln Park under the Lincoln Park Purchase Agreement. Once such conditions are satisfied, purchases by Lincoln Park under the Lincoln Park Purchase Agreement are subject to volume limitations tied to periodic market prices, ownership limitations restricting Lincoln Park from owning more than 9.99% of the then total outstanding New Nuburu Common Stock and a floor price of $1.00 below which Lincoln Park is not required to purchase any shares of New Nuburu Common Stock under the Lincoln Park Purchase Agreement. If any of these conditions are not satisfied or limitations are in effect, we may not be able to utilize all or part of the Lincoln Park Purchase Agreement, which could have an adverse impact on our ability to satisfy our capital needs and could materially adversely impact our business.

In addition, if adequate capital is not available to us, it may create substantial doubt among third parties, including suppliers, potential customers, and our auditors about our ability to pursue our objectives, to achieve profitability or to continue as a going concern. Such doubt could adversely impact our business, reputation, prospects and our financial statements. If we are able to raise additional capital, it may be dilutive to stockholders.

There is no assurance that we will be able to execute on our business model.

Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, developing and commercializing new products and technologies, organizing operations and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. We will continue to encounter risks and difficulties frequently experienced by pre-commercial and early commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. Any investment in our company is therefore highly speculative and could result in the loss of your entire investment.

Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.

We already use suppliers and have made shipments of prototypes and products to customers that are located in different jurisdictions, and as we continue to expand our business we may seek to partner with customers, suppliers and other partners around the world. Managing further international expansion will require additional resources and controls. Any expansion internationally could subject our business to risks associated with international operations, including:

●	difficulties in establishing legal entities in foreign jurisdictions;
●	challenges in arranging, and availability of, financing for our customers;
●	availability and cost of raw materials and components, labor and equipment for manufacturing our laser systems;
●	difficulties in staffing and managing foreign operations due to differences in culture, laws and customer expectations, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;
●	installation challenges which we have not encountered before which may require the development of adaptions of our products for a given jurisdiction;
●	compliance with multiple, potentially conflicting and changing governmental laws, regulations, and permitting processes including environmental, banking, employment, tax, privacy, safety, security and data protection laws and regulations;
●	compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;
●	greater difficulties in securing or enforcing our intellectual property rights in certain jurisdictions, or in potential infringement of third-party intellectual property rights in new jurisdictions;
●	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

●	increases or decreases in our expenses caused by fluctuation in foreign currency exchange rates;
●	restrictions on repatriation of foreign earnings;
●	compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and compliance with applicable U.S. tax laws as they relate to international operations, including product transfer pricing, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;
●	changes in import and export controls and tariffs imposed by the United States or foreign governments;
●	changes in regulations regarding recycling and the end of life of our products;
●	changes in regulations that would prevent us from doing business in specified countries;
●	failure of the supply chain in local countries to provide us with materials of a sufficient quality and quantity delivered on timelines we expect; and
●	regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful.

Risks Relating to Our Industry

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

Our future growth is dependent upon the competition, pace and depth of blue laser adoption, as well as on the growth of certain end markets. If such markets do not develop as we expect, or if they develop more slowly than we expect, our business, prospects, financial condition and operating results could be adversely affected.

Our future growth depends upon several factors, including the speed at which the market is willing to adopt blue lasers and our ability to penetrate such market. Because the laser industry continues to evolve and is characterized by rapidly changing technologies, changing government regulation and industry standards and changing consumer and industrial demands and behaviors. Our growth also depends on the growth of and adoption within certain end markets such as electric passenger cars, trucks and buses, battery storage technology, cell phones, metal 3D printing, and aerospace and defense. The development of such end markets may be influenced by changes in regulatory environments, customer demand and many other factors beyond our control. If such end markets do not develop as we expect, including if they develop more slowly than we expect, or if they develop in a way that reduces or eliminates the need for metal welding, demand for our laser systems and thus our business, prospects, financial condition and operating results could be adversely affected.

If the cost of competitive technologies continues to decline, our blue laser technology may not be considered as cost-effective when compared to such competing technologies.

The growth and profitability of our business is also dependent upon our technology being more cost-effective than competing existing technologies, such as infrared lasers, ultrasonic welding and resistance welding. If the cost of competing existing technologies, declines sufficiently, our laser system may not be considered as cost-effective for potential customers, which would decrease the demand for our products. Such a decrease in demand would materially adversely affect our business, prospects and results of operations.

Our systems are based on novel technologies to produce blue wavelength lasers, and potential customers may be hesitant to make a significant investment in our technology or switch from the technology they are currently using.

The design of our laser systems are based on novel technologies that are deployed in a novel way and will compete with currently existing technologies, such as infrared fiber lasers. Even if our laser systems are superior to existing lasers in terms of welding speed and energy efficiency, potential customers may choose products from our competitors that are based on existing technologies, such as infrared fiber laser technology, due to wider market acceptance and familiarity with such technologies. Additionally, potential customers who previously invested in alternatives to our laser systems may not deem a transition to our laser systems to be cost effective. Moreover, given the limited history of our technology, potential customers may be hesitant to make a significant investment in our products, and our business, results of operations, financial condition and prospects could be adversely affected to the extent that customers, for any reason, do not adopt our systems or refuse switching to our systems from the technology they currently employ. If blue laser technology does not achieve market acceptance then our business and results of operations would be materially adversely affected.

The average selling prices of our products could decrease over the life of the product, which may negatively affect our revenue and margins.

The average selling price of our product may decrease over the life of the product, which may reduce our revenue and gross margins. The average selling price for our products may decline as a result of competitive pricing pressures, promotional programs and customers who are able to negotiate price reductions. The pricing of our products depends on the specific features and functions of the product, purchase volumes and the level of sales and services support. We expect competition in our industry to increase in the future. As we experience pricing pressure, we anticipate that the average selling price and gross margin per product will decrease over product lifecycles. We cannot assure you that we will be successful in developing and introducing on a timely basis new products with enhanced features, or that these products, if introduced, will enable us to maintain our average selling price, revenue and gross margins at current levels. Our revenue and gross margin has been and will continue to be affected by a variety of factors including competition, the product mix and average selling price of products, new product introduction, enhancements and the cost of components, overhead absorption and manufacturing labor. We must manage each of these factors competitively for our gross margins to remain at our desired levels.

We operate in a highly competitive industry and there is increasing competition. Many of our competitors and future competitors may have significantly more financial and other resources than we do and if we do not compete effectively, our competitive positioning and our operating results will be harmed.

The markets in which we intend to compete continue to evolve and are highly competitive. Many of our current and potential competitors are large entities with longer operating histories and in some cases have significantly more financial and other resources, including larger numbers of managerial and technical personnel. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies, such as green laser technologies or other technologies yet to be developed. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to compete for customers more effectively.

Our market is characterized by rapid technological changes and evolving standards demanding a significant investment in research and development, and, if we fail to address changing market conditions, our business and operating results will be harmed.

Our market is subject to rapid innovation and technological change. While we intend to invest substantial resources to remain on the forefront of technological development, continuing advances in industrial welding and 3D printing technology, changes in customer requirements and preferences and the emergence of new standards, regulations and certifications could adversely affect adoption of our products either generally or for particular applications. Our ability to compete in the industrial welding and 3D printing market depends, in large part, on our success in developing and introducing our products in a timely fashion, in improving our existing products and technology and finding new applications for our technology. We believe that we must continuously enhance and expand the functionality and features of our products and technologies in order to remain competitive. However, we may not be able to:

●	develop cost-effective new products and technologies that address the increasingly complex needs of prospective customers;
●	enhance our existing products and technologies;
●	respond to technological advances and emerging industry standards and certifications on a cost-effective and timely basis;
●	adequately protect our intellectual property as we develop new products and technologies;
●	identify the appropriate technology or product to which to devote our resources; or

●	ensure the availability of cash resources to fund research and development.

Even if we successfully introduce all of the laser welding and powder bed metal printing products currently under development, it is possible that our competitors will develop new products and technologies that will replace our own. As a result, any of our products may be rendered obsolete or uneconomical by our or our competitors’ technological advances, leading to an inability to capture or retain market share, a decline in revenue and adverse effects to our business and prospects.

Global economic conditions and macro events may adversely affect us.

In recent years, the United States and other significant markets have experienced cyclical downturns. This was especially the case as a result of the COVID-19 pandemic and worldwide economic conditions remain uncertain, especially as even localized events may have cascading effects given the degree of interconnectedness of the global economy. In the current high inflation environment, many central banks are raising interest rates, which may increase the risk of a recession. Global economic conditions and macro events over which we have no control may adversely affect our industry and our business. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our partners, suppliers, and us to accurately forecast and plan future business activities, especially as investment decisions on capital equipment are highly susceptible to changes in global economic factors.

A significant downturn in the domestic or global economy, or increases in the cost of equipment financed with leases or debt, may cause our customers to pause, delay, or cancel spending on our products or seek to lower their costs by exploring alternatives. To the extent purchases of our products are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

We cannot predict the timing, strength, or duration of any economic slowdown or any subsequent recovery generally, or any industry in particular or how global business and political conditions may change. To the extent that general business, economic or political conditions, including overall changes in demand for our products, decline, our business, financial condition and results of operations, including revenues, could be materially adversely affected.

The laser industry is experiencing declining average selling prices, which could cause our gross margins to decline and harm our operating results.

Our products may in the future experience a decline in average selling prices (“ASPs”) as a result of increased competition, pressure to reduce prices from significant customers and new product and technology introductions. Newer market participants, particularly in China, have reduced and may continue to reduce, prices of competing products to gain market share. If we are required to reduce the ASPs of our products and we are unable to offset such reductions through increasing our unit volumes, reducing manufacturing costs or introducing new or enhanced products with higher margins, our operating results may be adversely affected. In addition, because of our significant fixed costs, we are limited in our ability to reduce total costs quickly in response to any revenue shortfalls. Because of these factors, we may in the future experience material adverse fluctuations in our operating results on a quarterly or annual basis if the ASPs of our products decline.

If OEM customers and system integrators are reluctant to incorporate our products into their production processes, our financial condition or results of operations may be adversely affected.

Our existing and potential customers include original equipment manufacturers (“OEM”) and system integrators. Our current and future revenues will therefore depend in part upon the ability of our current and potential OEM customers and system integrators to incorporate our laser products into their production processes. The commercial success of such arrangements will depend to a substantial degree on the efforts of these OEM customers and system integrators to develop and market products that are produced using our technologies. Relationships and experience with traditional laser makers, limited marketing resources, reluctance to invest in research and development and other factors affecting these OEM customers and third-party system integrators could have a substantial impact upon our financial results. If OEM customers or integrators are not able to adapt existing tools or develop new production processes to take advantage of the features and benefits of our blue laser technology or if they perceive us to be an actual or potential competitor, then the opportunities to increase our revenues and profitability may be severely limited or delayed. Furthermore, if our OEM customers or third-party system integrators experience financial or other difficulties that adversely affect their operations, our financial condition or results of operations may also be adversely affected.

Risks Relating to Litigation and Regulation

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with additional SEC and other legal requirements following the Closing. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving special purposes acquisition companies (“SPACs”) and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; removing the safe harbor for the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect our ability to complete the Business Combination and may increase the costs and time related thereto.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses.

We may from time to time be involved in legal proceedings, administrative proceedings, claims and other litigation, with governmental agencies and entities as well as private parties, which arise in the ordinary course of business. In addition, since our laser systems are a new type of products in a nascent market, we may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business or sell our products in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can be expensive and time-consuming. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. To the extent such proceedings also generate negative publicity, our reputation and business could also be adversely affected. In addition, handling compliance issues and the settlement of claims could adversely affect our financial condition and results of operations.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

Our manufacturing facilities are subject to various compliance requirements, including Occupational Safety and Health Administration (“OSHA”), and compliance costs could increase as we plan to scale our operations.

Our manufacturing facilities are subject to numerous federal and state laws and regulations, including those of OSHA, a regulatory agency of the United States Department of Labor. In particular, our facilities are subject to oversight and regulation under local ordinances, building, zoning and fire codes, environmental protection regulation, and other rules and regulations. Though we believe that obtaining and renewing any certificates or licenses required for the operation of our business in compliance with such laws and regulations will be routine, we cannot assure you that we will obtain or renew them in a timely manner. Our failure to hold a given license or certificate, whether by expiration, nonrenewal or modification or termination, may impair our ability to perform our obligations under our customer contracts. Such licenses or certificates may require us to operate in ways that incur substantial compliance costs, particularly as we seek to scale our operations.

The number of laws affecting our business continues to grow and we can give no assurances that we will properly and timely comply with all laws and regulations that may affect us. If we fail to comply with these laws and regulations, we may be subject to legal penalties, which would adversely affect our business, prospects, and results of operations.

Laws, regulations and rules relating to privacy, information security, and data protection could increase our costs and adversely affect our business opportunities. In addition, the ongoing costs of complying with such laws, regulations and rules could be significant.

We are subject to various laws regarding privacy, information security and data protection. In particular, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and information security, and it may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. For example, the European Union’s General Data Protection Regulation, or GDPR, and similar legislation adopted in the U.K., impose stringent data protection requirements and provides for significant penalties for noncompliance. In the United States, California has enacted legislation, the California Consumer Privacy Act, or CCPA, that, among other things, requires covered companies to provide disclosures to California consumers, and afford such consumers abilities to opt-out of certain sales of personal information. Additionally, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 2020 election. The CPRA significantly modifies the CCPA, creating obligations relating to consumer data which began on January 1, 2022, with enforcement anticipated to commence July 1, 2023. Additionally, other U.S. states continue to propose, and in certain cases adopt, privacy-focused legislation that maintains similarities to the CCPA and CPRA. The U.S. federal government also is contemplating privacy legislation. Laws, regulations, and other actual and potential obligations relating to privacy, data protection, and data security are evolving rapidly, and the regulatory landscape regarding privacy, data protection, and data security is likely to remain uncertain for the foreseeable future. We expect to be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of data, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs in the future, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any actual or perceived inability to adequately address privacy and security concerns or to comply with applicable laws, rules, regulations, and other actual or asserted obligations relating to privacy, data protection, and information security could result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, fines, penalties, and other liabilities, and have an adverse effect on our business, prospects, results of operations, financial position and reputation.

Our business may depend on the continued availability of rebates, tax credits and accelerated depreciation schedules, and other financial incentives. The reduction, modification, or elimination of government economic incentives, particularly in the defense and research sectors, and tax policies could cause our revenue to decline and harm our financial results.

The U.S. federal government and some foreign, state and local governments provide incentives to end users in the form of rebates, tax credits and accelerated depreciation schedules, and other financial incentives. Our business may rely on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of our laser systems to our customers. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Changes in the availability of rebates, tax credits, and other financial programs and incentives could reduce demand for our laser systems, impair sales financing, and adversely impact our business results.

Unanticipated changes in tax laws may affect future financial results.

Nuburu is, and New Nuburu will be, a U.S. corporation and thus subject to U.S. corporate income tax on its worldwide operations. Our principal operations and certain potential customers are located in the United States, and as a result, New Nuburu will be subject to various U.S. federal, state and local taxes. New U.S. laws and policy relating to taxes may have an adverse effect on New Nuburu’s business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to New Nuburu.

In recent years, the federal government has made significant changes to U.S. tax laws, including through the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) and the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022. New Nuburu may be subject to the new excise tax with respect to any exercise by the Tailwind stockholders of their redemption rights upon consummation of the Merger or with respect to any redemptions of the New Nuburu Series A Preferred Stock. Further, the current administration had previously set forth several tax proposals that would, if enacted, make further significant changes to U.S. tax laws (including provisions enacted pursuant to the Tax Act). Such proposals include, but are not limited to, (i)  an increase in the U.S. income tax rate applicable to corporations from 21% to 28%, (ii) an increase in the maximum U.S. federal income tax rate applicable to individuals and (iii) an increase in the U.S. federal income tax rate for long-term capital gain for certain taxpayers with income in excess of a threshold amount. Congress may consider some or all of these proposals in connection with additional tax reform to be undertaken by the current administration. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect our business and future profitability. Investors are urged to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of holding our securities.

Significant judgment is required in determining our provision and our valuation allowance for income taxes and other tax liabilities. Although we believe that our tax provisions are reasonable, there can be no assurance that the final determination of any tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals. To the extent we are required to pay amounts in excess of our reserves, such differences could have a material adverse effect on our consolidated statement of income for a particular future period. In addition, an unfavorable tax settlement could require use of our cash and result in an increase in our effective tax rate in the period in which such resolution occurs.

Additionally, although we currently primarily operate in the United States, we will seek to expand our business operations internationally to other markets including, but not limited to, Europe and in Asia. Any international expansion of our business could subject our business to tax risks associated with international operations. For example, tax compliance in various jurisdictions, some of which may have potentially conflicting tax laws, and all of which are subject to change, potentially with retroactive effect, could result in materially higher cash tax liabilities for our business. The tax laws in jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations may not act together in a coordinated fashion, which could also result in material incremental taxes for our business. Moreover, an expansion of our business internationally also creates risks that our business could have a taxable presence in jurisdictions where we are not filing tax returns. Taxing authorities, both domestically and internationally, have become increasingly aggressive regarding asserting that companies have a taxable presence in jurisdictions, and our business could face these risks in connection with the internal expansion of our business.

We must comply with and could be impacted by various export controls and trade and economic sanctions laws and regulations that could negatively affect our business and may change due to diplomatic and political considerations outside of our control.

We expect to ship our products to countries throughout the world. Doing business on a global basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are subject to limitations on or are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Belarus, Cuba, Iran, Syria, North Korea, Russia and certain occupied territories in the Ukraine. In addition, our products are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our products. In recent years the U.S. government has had a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance have imposed additional controls, and may result in the imposition of further additional controls, on the export of certain “emerging and foundational technologies.” Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

We are committed to doing business in accordance with applicable anti-corruption laws and regulations and with applicable trade restrictions. If we engage independents sales representatives or distributors for our products or enter into strategic partnerships, we face the risk that such persons or entities and their respective officers, directors, employees and agents may take action determined to be in violation of such laws and regulations. Any violation by any of these persons could result in substantial fines, sanctions, civil or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our operating results, even where we had no control over such persons or our control was limited. In addition, actual or alleged violations could damage our reputation and ability to do business.

We could be liable for environmental damages resulting from our operations, which could impact our reputation, our business, and our operating results.

We are subject to federal, state, and local environmental laws and regulations and may become subject to environmental laws in foreign jurisdictions in which we may operate or into which we ship our products. Environmental laws and regulations can be complex and may often change. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines, and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, environmental laws and regulations such as the Comprehensive Environmental Response, Compensation and Liability Act in the United States impose liability on several grounds including for the investigation and cleanup of contaminated soil and ground water, for building contamination, for impacts to human health and for damages to natural resources. If contamination is discovered in the future at properties formerly owned or operated by us or currently owned or operated by us, or properties to which hazardous substances were sent by us, it could result in our liability under environmental laws and regulations. Many of our current and future customers have high sustainability standards, and any environmental noncompliance by us could harm our reputation and impact a customer’s buying decision. The costs of complying with environmental laws, regulations, and customer requirements, and any claims concerning noncompliance or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or our operating results.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. Under the Warrant Agreement, we also agree that we will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Additionally, this provision does not apply to claims under the Securities Act, over which the federal and state courts have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants will be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder will be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Risk Relating to Intellectual Property

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

We may be unable to protect, defend, maintain or enforce our intellectual property rights for the intellectual property on which our business depends, including against existing or future competitors. Failure to protect defend, maintain and enforce that intellectual property could result in our competitors offering similar products, potentially adversely affecting our growth and success.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, trademarks and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Our intellectual property is critical to our business and although we have taken many protective measures to protect our trade secrets, including agreements, limited access, segregation of knowledge, password protections and other measures, policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may harm our business, prospects and reputation.

We have already and expect to continue to incur substantial expense and costs in protecting, enforcing and defending our intellectual property rights against third parties. Future litigation relating to protecting our rights could be time consuming and expensive. We rely primarily on patent, copyright, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition or operating results. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States or may even formally or tacitly encourage the piracy of foreign intellectual property. As a result, we may not be able to protect our proprietary rights adequately abroad.

We rely, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. We may not be successful in protecting our proprietary rights, and unauthorized parties may be able to obtain and use information that we regard as proprietary.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent, or denial or the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to commercialize our products.

Competitors could purchase our products and attempt to replicate or reverse engineer some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

●	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;
●	any of our pending patent applications will issue as patents;
●	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;
●	we were the first to make the inventions covered by each of our patents and pending patent applications;
●	we were the first to file patent applications for these inventions;
●	others will not develop similar or alternative technologies that do not infringe our patents;
●	others will not assert an ownership interest in our patents;
●	any of our patents will be found to ultimately be valid and enforceable;
●	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
●	we will develop additional proprietary technologies or products that are separately patentable; or
●	our commercial activities or products will not infringe upon the patents of others.

Even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. Issued patents may be challenged, narrowed, invalidated or circumvented. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

We may be subject to third-party claims of infringement, misappropriation or other violations of intellectual property rights, or other claims challenging our agreements related to intellectual property, which may be time-consuming and costly to defend, and could result in substantial liability.

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future allege are infringed by our products or services. These companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise assert their rights and by seeking royalties, lost profits, treble damages, attorney fees and injunctions. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling or using our products that incorporate the challenged intellectual property;
●	pay substantial damages, including lost profits of the holder of the intellectual property rights (as well as, increased damages up to treble damages and attorneys’ fees if our infringement is determined to be willful);
●	obtain a license from the holder of the intellectual property right, which may not be available on reasonable terms or at all; or
●	redesign our products or means of production, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, prospects, operating results, and financial condition. In addition, any litigation, whether to protect our intellectual property to defend against the claims of others, whether or not valid, could harm our reputation, result in substantial costs and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business.

We may also license technology from third parties and incorporate components supplied by third parties into our products, which could result in our having to incur significant costs. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business may suffer. We may in the future face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may in some cases seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.

In addition, we generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. However, third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Our patents and, patent applications if issued, may not provide adequate protection to create a barrier to entry. The provisional and non-provisional patent applications that we own may not issue as patents or provide adequate protection to create a barrier to entry, which may hinder our ability to prevent competitors from selling products similar to ours.

We continue to have several patent applications pending and we cannot be certain that our pending patent applications will result in issued patents or that any of our already issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain and can vary from country to country. As a result, we cannot be certain that the patent applications that we intend to file will result in patents being issued or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules, and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States.

The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Even if a lapse is cured, reviving the patent or application, there is a risk that the revival can be challenged by third parties in proceeding and litigation, and that the revival can be overruled. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, our prospects, and our operating results.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents, patent applications or other intellectual property, as a result of the work they performed on our behalf. Our general requirement that our employees and consultants and any other partners or collaborators who have access to our proprietary know-how, information or technology assign or grant similar rights to their inventions to us may not fully protect us from intellectual property claims. Additionally, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, that such agreements will adequately protect us, or that they will not be breached, for which we may not have an adequate remedy.

We may also become involved in other proceedings, such as reexamination, inter parties review, post grant review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights throughout the world.

A company may attempt to commercialize competing products utilizing our proprietary design, trademarks or trade names in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with our products or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent and trademarks rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks in those jurisdictions, as well as elsewhere at risk of being invalidated or interpreted narrowly and our patent or trademark applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our intellectual property rights.

Changes in either the patent laws or in interpretations of patent laws in the United States may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, a third party that files a patent application before us could be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either file any patent application related to our products or services or invent any of the inventions claimed in our or our licensor’s patents or patent applications.

Third parties may also submit prior art to the United States Patent and Trademark Office (“USPTO”) during patent prosecution, which could adversely affect our ability to obtain a patent and it is also possible for third parties to challenge granted patents through Patent Office proceedings such as post-grant review, inter partes review and derivation proceedings. A lower evidentiary standard is imposed in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim. As such, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents could have a material adverse effect on our business.

Recent U.S. Supreme Court rulings have also narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees and consultants were previously employed at or engaged by other laser companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Our efforts to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us may not be successful, and we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on protection of trade secrets, know-how and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. The protections we place on our intellectual property or other proprietary rights may not be sufficient. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Further, it is possible that others will independently develop the same or similar technology or products or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

Other Risks

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

Cyber-attacks and other disruptions, security breaches and incidents could have an adverse effect on our business, harm our reputation and expose us to liability.

Computer malware, viruses, physical or electronic break-ins and similar disruptions and security breaches or incidents could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware and other malicious code, and hacking and phishing attacks have become more prevalent and may occur on our systems in the future. Threats to and vulnerabilities in our systems and infrastructure and those of our third-party service providers may result from human error, fraud or malice on the part of our employees or third-party service providers or by malicious third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. Attempts by cyber attackers or others to disrupt our services or systems or those of our third-party service providers, as well as employee or service provider error or malfeasance, technical failures, or other causes of security breaches and incidents could harm our business, result in a loss of intellectual property, result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, fines, penalties, and other liabilities, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Efforts to prevent cyber attackers from entering and disrupting computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party service providers. Despite the security measures that we and our service providers utilize, our infrastructure and that of our service providers may be vulnerable to physical break-ins, ransomware, computer viruses, other malicious code attacks by hackers, phishing attacks, social engineering, or similar disruptive problems. Though it is difficult to determine what, if any, harm may directly result from any specific interruption, attack or other security breach or incident, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses and liabilities, harm our reputation, brand and ability to attract customers.

As our business and the number of employees grows, the possibility of human error leading to information technology incidents will also increase. Our information technology systems may also not be adequate to support our operations and may introduce opportunities for security breaches and incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to systems, to misappropriate funds, and result in unauthorized access to, or unauthorized use, acquisition, disclosure, loss, corruption, or other processing of personal, confidential, or other sensitive information. Increases in remote work have increased cybersecurity risks, and acts by Russia and associated actors in connection with the conflict between Russia and Ukraine could include cyber-attacks that could disrupt the economy more generally or that could also impact our operations directly or indirectly. We and our third-party service providers also may face difficulties or delays in identifying, responding to, and otherwise mitigating security breaches and incidents, and we could be forced to expend significant financial and operational resources in response to any actual or perceived security breach or security incident, including in repairing system damage, increasing cybersecurity protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities, notifying affected individuals and otherwise remediating or responding to any such breach or incident, and litigating and resolving regulatory investigations and other proceedings and legal claims and litigation, all of which could divert resources and the attention of our management and key personnel.

Costs, expenses, and other liabilities relating to any actual or perceived disruption or security breach or incident may not be covered adequately by insurance, and may result in an increase in our costs for insurance or insurance not being available to us on economically feasible terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our financial condition, business and reputation.

Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.

We are vulnerable to natural disasters and significant disruptions including floods, earthquakes, fires, hail storms, snow storms, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, such as the COVID-19 pandemic, acts of terrorism, war or disruptive political events where our facility is located, or where are third-party suppliers’ facilities are located, power shortages and blackouts and aging infrastructures. Furthermore, climate change appears to have increased, and may continue to increase, the rate, size and scope of these natural disasters. In the event of such a natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, which could affect our ability to fulfill our customer contracts or damage our reputation, which would have a material adverse effect on our business, financial condition and results of operations.

Our financial condition and results of operations as well as those of potential customers could be adversely affected by epidemics, pandemics and other outbreaks such as the COVID-19 pandemic, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

We face various risks related to epidemics, pandemics, and other outbreaks. For example, in an effort to contain and mitigate the spread of COVID-19, many countries, including the United States and other of our target markets, imposed unprecedented restrictions on travel and business operations and experienced business closures and a substantial reduction in economic activity. In certain cases, these restrictions have been lifted and then reimposed in part or in full.

Our operations and performance depend significantly on global and regional economic conditions, and the COVID-19 pandemic, together with the measures taken in response to the COVID-19 pandemic, has had a significant negative effect on global and regional economies.

The extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, travel restrictions, social distancing requirements or other governmental or business disruptions, global unemployment rates, the distribution of vaccines and vaccination rates, waning immunity among persons already vaccinated, an increase in fatigue or skepticism with respect to initial or booster vaccinations, the emergence of additional COVID-19 variants, including vaccine-resistant strains, and the effectiveness of actions taken in the United States and other countries to prevent, contain, and treat the disease.

An outbreak of monkeypox was confirmed in May 2022 and new epidemics, pandemics or outbreaks of novel diseases may arise at any time. If such epidemics, pandemics or other outbreaks or a worsening of the COVID-19 pandemic were to occur that result in business disruptions, and if we are unable to recover from such business disruptions on a timely basis, our financial condition and results of operations following the Closing may be materially adversely affected. We may also incur additional costs due to delays caused by such epidemics, pandemics or other outbreaks, which could adversely affect our financial condition and results of operations.

Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Russian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve.

In February 2022, the Russian Federation invaded Ukraine. As a result of the invasion, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus and certain of their citizens. While we currently have no customers or suppliers located in Belarus, the Russian Federation or Ukraine, nor have we experienced any supply disruptions directly related to the Russian invasion of Ukraine as we do not knowingly source any materials originating from Belarus, the Russian Federation or Ukraine, as the war in Ukraine continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our customers, operations and our supply chain. The impact of the conflict and related sanctions on the world economy are subject to rapid change and are difficult to predict. Our financial condition, results of operations, and cash flows may be materially adversely affected, but the specific impact on our financial condition, results of operations, and cash flows is currently difficult to determine.

We may engage in a wide array of potential strategic transactions, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition.

As part of our business strategy, we may engage in a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets, and strategic investments that complement our business, such as to accelerate our presence in the 3D printing metal systems market. Any such transactions may involve numerous risks, which could harm our business and negatively affect our financial condition and results of operations. There is no assurance that any transaction undertaken will result in a completed transaction, despite the time and resources expended. Furthermore, if we do complete such transactions, they may not translate into successful business opportunities and we may not realize the benefits or synergies we had anticipated. Additionally, we may have to pay cash, incur debt, or issue equity securities to pay for any such transactions, each of which could affect our financial condition or the value of our capital stock, result in dilution to our equityholders, increase our fixed obligations, or require us to comply with covenants or other restrictions that would impede our ability to manage our operations. The direct costs of these transactions, as well as the resources required to evaluate, negotiate, integrate, and promote these acquisitions, may divert significant time and resources from the general operation of our business and require significant attention from management, all of which could disrupt the ordinary functioning of our business and adversely affect our operating results.

In addition, we may issue up to $100,000,000 of New Nuburu Common Stock from time to time over a 48-month period under the Lincoln Park Purchase Agreement. Holders of New Nuburu Common Stock will experience dilution in connection with any issuances of New Nuburu Common Stock under the Lincoln Park Purchase Agreement. Pursuant to the Lincoln Park Purchase Agreement, New Nuburu has also agreed to issue to Lincoln Park on the date of the Closing 200,000 shares of New Nuburu Common Stock in consideration for entering into the Lincoln Park Purchase Agreement and on the date that is 30 days after the Closing, a number of shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of the New Nuburu Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share. Holders of New Nuburu

Common Stock will also experience dilution in connection with the issuances of such commitment shares to Lincoln Park. Such dilution or any decline in the prevailing market price of New Nuburu Common stock, whether due to the foregoing or due to sales by holders of New Nuburu Common Stock may limit our ability to use our securities in connection with a potential strategic transaction or may require increased dilution in the event that we pursue a potential strategic transaction using our securities to pay for such transaction.

Negative publicity could result in a decline in our growth and have a material adverse effect on our business, our brand and our results of operations.

We have invested and will continue to invest in our brand. We believe that maintaining and enhancing our brand identity is critical to our relationships with existing partners and customers, and to our ability to attract new partners and customers. Our ability to compete for and maintain partnerships relies to a large extent on our partners and customers’ trust in our business and the value of our brand. The failure or perceived failure to maintain our brand could adversely affect our brand value, financial condition and results of operations. Negative publicity can adversely affect our reputation and damage our brand, and may arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, employee claims of discrimination or harassment, product failures, existing or future litigation or regulatory actions, inadequate protection of customer information, data breaches, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, and media coverage, whether accurate or not. Negative publicity or allegations of unfavorable business practices, poor governance, or workplace misconduct can be rapidly and widely shared over social or traditional media or other means, and could reduce demand for our products, undermine the loyalty of our customers and impact our partnerships, reduce our ability to recruit and retain employees, or lead to greater regulatory scrutiny of our operations. In addition, we and our officers, directors and employees may be, named or otherwise involved in litigation or claims, including employment-related claims such as workplace discrimination or harassment, which could result in negative publicity or adversely impact our business, even if we are ultimately successful in defending against such claims.

Risks Related to Being a Public Company

Our quarterly results and key metrics are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations and key metrics may vary significantly in the future, given our long sales cycles, and period-to-period comparisons of our results of operations and key metrics may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results of operations and key metrics may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our quarterly results of operations and key metrics include, without limitation, those listed elsewhere in this proxy statement/prospectus and:

●	our ability to generate revenue from new product launches;
●	our ability to expand our number of customers and sales;
●	our ability to hire and retain employees;
●	the timing of expenses and recognition of revenue;
●	the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, as well as international expansion;
●	changes in our pricing or those of our competitors;
●	changes in the competitive dynamics of our industry, including consolidation among competitors;
●	changes in laws and regulations that impact our business;

●	the timing of expenses related to any future acquisitions, including our ability to successfully integrate, and fully realize the expected benefits of, any completed acquisitions;
●	health epidemics or pandemics, such as the COVID-19 pandemic;
●	civil unrest and geopolitical instability; and
●	general political, economic, and market conditions.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

Following the Business Combination, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect will increase further after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Securities Exchange and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will be required to devote a substantial amount of time to compliance with these requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, we may need to create new board committees and adopt new internal controls and disclosure controls and procedures. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations, including our reporting requirements under the Exchange Act, will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings or regulatory investigations, and may cause reputational damage. The occurrence of any of the foregoing could harm our business, financial condition and results of operations.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors.

For so long as we remain an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we could be subject to regulatory scrutiny and a loss of confidence by stockholders, which could harm our business and adversely affect the market price of the New Nuburu Common Stock. We will cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2025 (the last day of the fiscal year following the fifth anniversary of Tailwind becoming a public company).

As an emerging growth company, we may choose to take advantage of some but not all of these reduced reporting burdens. Accordingly, the information we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our common stock less attractive as a result, which may result in a less active trading market for our common stock and higher volatility in our stock price.

If, following the Business Combination, we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Following the Business Combination, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Securities Exchange’s listing standards. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. In addition, as described elsewhere in this proxy statement/prospectus, Tailwind identified a material weakness in its internal control over financial reporting related to the accounting for a significant and unusual transaction related to complex financial instruments issued in connection with the Tailwind IPO in September 2020, which has since been remediated. As a result of this material weakness, Tailwind concluded that its internal control over financial reporting was not effective as of December 31, 2020 and December 31, 2021. This material weakness resulted in a material misstatement of its warrant liabilities, change in fair value of warrant liabilities, Class A common stock subject to possible redemption, additional paid-in capital, accumulated deficit and related financial disclosures for the fiscal years ended December 31, 2020 and December 31, 2021 and for the quarterly periods ended September 30, 2020, March 31, 2021, June 30, 2021 and September 30, 2021 (the “Affected Periods”).

To respond to this material weakness, Tailwind devoted significant effort and resources to the remediation and improvement of its internal control over financial reporting. If other material weaknesses or control deficiencies occur in the future, New Nuburu may be unable to report its financial results accurately on a timely basis, which could cause its reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of New Nuburu securities to decline.

Following the Closing, New Nuburu will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by management in its internal control over financial reporting. New Nuburu’s independent registered public accounting firm may be required to attest to the effectiveness of New Nuburu’s internal control over financial reporting depending on the reporting status of New Nuburu. New Nuburu will be required to disclose changes made in its internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, following the Business Combination, New Nuburu may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. In addition, if New Nuburu is unable to continue to meet these requirements, it may not be able to remain listed on the Securities Exchange.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

Following the issuance of the SEC’s statement regarding accounting and reporting considerations for warrants issued by special purpose acquisition companies, after consultation with Tailwind’s independent registered public accounting firm, Tailwind’s management and audit committee concluded that it was appropriate to restate its previously issued audited financial statements for the Affected Periods. As discussed elsewhere in this proxy statement/prospectus, Tailwind identified a material weakness in its internal controls over financial reporting, which has since been remediated.

As a result of such material weakness, the restatement of Tailwind’s financial statements for the Affected Periods, Tailwind and New Nuburu face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in Tailwind’s internal control over financial reporting and the preparation of its financial statements. As of the date of this proxy statement/ prospectus, Tailwind has no knowledge of any such litigation or dispute. However, neither Tailwind nor New Nuburu can provide assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on the results of operations and financial condition of Tailwind prior to the Business Combination and to New Nuburu following the Business Combination.

Changes in accounting principles may cause previously unanticipated fluctuations in our financial results, and the implementation of such changes may impact our ability to meet our financial reporting obligations.

We prepare our financial statements in accordance with GAAP in the United States, which are subject to interpretation or changes by the FASB, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. New accounting pronouncements and changes in accounting principles have occurred in the past and are expected to occur in the future which may have a significant effect on our financial results. Furthermore, any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to revenue producing activities and the management and growth of our business, adversely affecting our ability to attract or take advantage of business opportunities. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Depending on the level of redemptions, New Nuburu may be a “controlled company” within the meaning of the rules of NYSE American and, as a result, would qualify for, and could rely on, exemptions from certain corporate governance requirements.

Depending on the level of redemptions, immediately following the consummation of the Business Combination, the Anzu Holders may have beneficial ownership of a majority of the outstanding New Nuburu Common Stock. As a result, we could be considered a “controlled company” within the meaning of the corporate governance standards of NYSE American at such time. Currently, under the rules of NYSE American, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may be exempt from certain stock exchange corporate governance requirements, which, generally, include the following:

●	the requirement that a majority of the board consist of independent directors;
●	the requirement that the company’s nominating and corporate governance committee consists entirely of independent directors; and
●	the requirement that the company’s compensation committee consists entirely of independent directors.

Though New Nuburu currently does not intend to take advantage of any “controlled company” exemptions even if deemed to be a “controlled company,” if New Nuburu were to be deemed to be a “controlled company “ and were to elect to be exempt from some or all of these corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE American corporate governance requirements.

Risks Related to the Business Combination

Nuburu and Tailwind stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of the New Nuburu Common Stock to Nuburu stockholders, current Tailwind public stockholders’ percentage ownership will be diluted. Subject to the assumptions set forth under “Basis of Presentation and Glossary” and assuming no public stockholders exercise their redemption rights, current Tailwind public stockholders’ percentage ownership in New Nuburu would be approximately 8.9%. Under the same assumptions and assuming that 2,242,252 shares of Class A Common Stock (the maximum number of shares of Class A Common Stock that could be redeemed in connection with the Business Combination) are redeemed in connection with the Business Combination, current Tailwind public stockholders’ percentage ownership in New Nuburu would be 2.6% and current Nuburu stockholders’ percentage ownership in New Nuburu would be 92.1%. Additionally, of the expected members of the New Nuburu board of directors after the completion of the Business Combination, none will be current directors of Tailwind or appointed by current stockholders of Tailwind. The percentage of New Nuburu Common Stock that will be owned by current Tailwind public stockholders as a group will vary based on the number of shares of Class A Common Stock for which the holders thereof request redemption in connection with the Business Combination.

The market price of shares of New Nuburu Common Stock after the Business Combination may be affected by factors different from those currently affecting the prices of shares of Class A Common Stock.

Prior to the Business Combination, Tailwind has had limited operations. Upon completion of the Business Combination, New Nuburu’s results of operations and, consequently, the market price of shares of New Nuburu Common Stock, will depend to a degree upon the performance of Nuburu’s businesses, which are affected by factors that are different from those currently affecting the results of operations of Tailwind.

Tailwind has not obtained a fairness opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

Tailwind is not required to, and has not, obtained a fairness opinion from an independent investment banking firm that the merger consideration it is paying for Nuburu is fair to Tailwind’s stockholders from a financial point of view. The fair market value of Nuburu has been determined by Tailwind’s board of directors based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. Tailwind’s stockholders will be relying on the judgment of its board of directors with respect to such matters.

The consummation of the Business Combination is subject to a number of conditions and, if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: approval of the proposals required to effect the Business Combination by Tailwind stockholders, as well as receipt of requisite regulatory approval; absence of orders prohibiting completion of the Business Combination; effectiveness of the registration statement of which this proxy statement/prospectus forms a part; continuous listing of the Tailwind Class A Common Stock on a Securities Exchange; approval of the shares of New Nuburu Common Stock to be issued to Nuburu stockholders for listing on a Securities Exchange; the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Business Combination Agreement); and the performance by both parties of their covenants and agreements related to the Business Combination. These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed.

In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after stockholder approval, or Tailwind or Nuburu may elect to terminate the Business Combination Agreement in certain other circumstances. See “The Business Combination Agreement — Termination.”

Termination of the Business Combination Agreement could negatively impact Tailwind.

If the Business Combination is not completed for any reason Tailwind stockholders declining to approve the proposals required to effect the Business Combination, the ongoing business of Tailwind may be adversely impacted and, without realizing any of the anticipated benefits of completing the transactions, Tailwind would be subject to a number of risks, including the following:

●	Tailwind may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed); and
●	Tailwind will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the transaction is completed.

If the Business Combination Agreement is terminated, and Tailwind’s board of directors seeks another merger or business combination, Tailwind stockholders cannot be certain that Tailwind will be able to find another acquisition target that would constitute a business combination that such other merger or business combination will be completed.

Tailwind directors and officers may have interests in the Business Combination different from the interests of Tailwind stockholders.

Executive officers of Tailwind negotiated the terms of the Business Combination Agreement with their counterparts at Nuburu, and the Tailwind board of directors determined that entering into the Business Combination Agreement was in the best interests of Tailwind and its stockholders. They declared the Business Combination Agreement advisable and recommended that Tailwind stockholders approve the proposals required to effect the Business Combination. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Tailwind’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Tailwind stockholders. It is possible that the Sponsor and its affiliates may earn a positive rate of return on their investment, even if other stockholders of Tailwind experience a negative rate of return in New Nuburu. Accordingly, the Sponsor may benefit from the completion of the Business Combination, even in a scenario where other Tailwind stockholders may not similarly benefit. The Sponsor is thereby incentivized to complete an acquisition, even if it might be of a less-favorable target company or on terms less favorable to Tailwind’s stockholders, rather than liquidate. The Tailwind board of directors and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the transaction and in recommending to Tailwind’s stockholders that they vote to approve the Business Combination. For a detailed discussion of the special interests that Tailwind’s directors and executive officers may have in the Business Combination, please see “The Business Combination — Interests of Tailwind’s Directors and Officers in the Business Combination.”

The Business Combination Agreement contains provisions that may discourage Tailwind from seeking an alternative business combination.

The Business Combination Agreement contains provisions that prohibit Tailwind from seeking alternative business combinations during the pendency of the Business Combination. Further, if Tailwind is unable to obtain the requisite approval of its stockholders, either party may terminate the Business Combination Agreement.

The Business Combination will result in changes to the board of directors of New Nuburu that may affect the strategy of New Nuburu.

If the parties complete the Business Combination, the composition of New Nuburu board of directors will change from the current boards of directors of Tailwind and Nuburu. The board of directors of New Nuburu will consist of seven directors after the completion of the Business Combination, which shall be divided into three classes. This new composition of the New Nuburu board of directors may affect the business strategy and operating decisions of New Nuburu upon the completion of the Business Combination.

Tailwind and Nuburu will incur transaction costs in connection with the Business Combination.

Each of Tailwind and Nuburu has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. Tailwind and Nuburu may also incur additional costs to retain key employees. Tailwind and Nuburu will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the transactions. Some of these costs are payable regardless of whether the Business Combination is completed. See “The Business Combination — Terms of the Business Combination.”

Stockholders will have their rights as stockholders governed by the Post-Closing New Nuburu Governing Documents.

As a result of the completion of the Business Combination, holders of shares of Tailwind stock will become holders of shares of New Nuburu Common Stock and New Nuburu Series A Preferred Stock, which will be governed by the Post-Closing New Nuburu Governing Documents. As a result, there will be differences between the rights currently enjoyed by stockholders of Tailwind and Nuburu respectively and the rights that stockholders who become New Nuburu stockholders will have as stockholders of New Nuburu, some of which may be less favorable. See “Comparison of Stockholders’ Rights.”

The Sponsor has agreed to vote in favor of the proposals at the Tailwind Special Meeting, regardless of how public stockholders vote.

As of the date hereof, the shares of Class B Common Stock owned by the Sponsor represents approximately 72.1% of the voting power of the outstanding Tailwind Shares. Pursuant to an agreement entered into at the closing of the Tailwind IPO, the Sponsor has agreed to vote its Class B Common Stock and any shares of Class A Common Stock held by it in favor of each of the proposals at the Tailwind Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Sponsor to vote in favor of each of the proposals at the Tailwind Special Meeting will increase the likelihood that Tailwind will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby.

Because of Tailwind’s limited resources and the significant competition for business combination opportunities, it may be more difficult for it to complete the initial business combination. If Tailwind is unable to complete the initial business combination, its public stockholders may receive only approximately $10.22 per share on their redemption of shares of Class A Common Stock, or less than such amount in certain circumstances, based on the balance of Tailwind’s Trust Account (as of November 29, 2022), and Tailwind’s warrants will expire worthless.

Tailwind encounters competition from other entities having a business objective similar to its own, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities competing for the types of businesses it intends to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess similar technical, human and other resources to those of Tailwind, and its financial resources will be relatively limited when contrasted with those of many of these competitors. While Tailwind believes there are numerous target businesses it could potentially acquire with the net proceeds of the Tailwind IPO and the sale of the Private Placement Warrants, Tailwind’s ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by its available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, because Tailwind is obligated to pay cash for the shares of Class A Common Stock its public stockholders redeem in connection with the initial business combination, target companies will be aware that this may reduce the resources available to Tailwind for the initial business combination. This may place Tailwind at a competitive disadvantage in successfully negotiating an initial business combination. If it is unable to complete an initial business combination, Tailwind’s public stockholders may only receive approximately $10.22 per share on the liquidation of its Trust Account, based on the balance of the Trust Account (as of November 29, 2022), and Tailwind’s warrants will expire worthless.

Tailwind may not be able to consummate the Business Combination or an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Class A Common Stock and liquidate, in which case the holders of Class A Common Stock may only receive approximately $10.00 per share, or less than such amount in certain circumstances, and the Public Warrants will expire worthless.

The Pre-Closing Tailwind Certificate of Incorporation provides that Tailwind must complete an initial business combination by March 9, 2023. If Tailwind is unable to complete an initial business combination before March 9, 2023, Tailwind will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Class A Common Stock, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Tailwind to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Class A Common Stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and Tailwind’s board of directors, dissolve and liquidate, subject in each case to Tailwind’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if Tailwind fails to complete an initial business combination within the 24-month time period (or by a later date if such period is extended). In certain circumstances, the holders of Class A Common Stock may receive less than $10.00 per share on the redemption of their shares.

Neither Tailwind nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by Nuburu in the Business Combination Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Nuburu and Tailwind to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, Tailwind and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Nuburu in the Business Combination Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Tailwind would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

Either Tailwind or Nuburu may waive one or more of the conditions to the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement.

Either Tailwind or Nuburu may agree to waive, in whole or in part, some of the conditions to the obligations to consummate the Business Combination or certain of the other transactions contemplated by the Business Combination Agreement, to the extent permitted by the Pre-Closing Tailwind Certificate of Incorporation and applicable laws. For example, it is a condition to Tailwind’s obligations to consummate the Business Combination that certain of Nuburu’s representations and warranties are true and correct in all respects as of the Closing, except where the failure of such representations and warranties to be true and correct, taken as a whole, would not result in a material adverse effect. However, if Tailwind’s board of directors determines that it is in the best interest of the Tailwind stockholders to waive any such breach, then the board may elect to waive that condition and consummate the Business Combination. No party is able to waive the condition that Tailwind stockholders approve the Business Combination Proposal.

Tailwind does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Tailwind to consummate an initial business combination with which a substantial majority of Tailwind’s stockholders do not agree.

The Pre-Closing Tailwind Certificate of Incorporation does not provide a specified maximum redemption threshold, except that in no event will Tailwind redeem the Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of an initial business combination and after payment of the underwriter’s fees and commissions (such that Tailwind is not subject to the SEC’s “penny stock” rules). As a result, Tailwind may be able to consummate the Business Combination even if a substantial majority of its stockholders do not agree with the Business Combination and have redeemed their shares. In the event the aggregate cash consideration Tailwind would be required to pay for all shares of Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination Agreement exceed the aggregate amount of cash available to Tailwind, Tailwind will not complete the Business Combination or redeem any shares, all shares of Class A Common Stock submitted for redemption will be returned to the holders thereof, and Tailwind instead may search for an alternate business combination.

If third parties bring claims against Tailwind, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

Tailwind’s placing of funds in the Trust Account may not protect those funds from third-party claims against Tailwind. Although Tailwind has sought to have all vendors, service providers, prospective target businesses and other entities with which it does business (except its independent registered accounting firm) execute agreements with Tailwind waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the holders of Class A Common Stock, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Tailwind’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Tailwind’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to Tailwind than any alternative. Tailwind is not aware of any product or service providers who have not or will not provide such waiver other than Tailwind’s independent registered public accounting firm.

Tailwind and its directors are, or may in the future be, subject to claims, suits and other legal proceedings, including challenging the Business Combination, that may result in adverse outcomes, including preventing the Business Combination from becoming effective or from becoming effective within the expected time frame.

Transactions like the proposed Business Combination are frequently subject to litigation or other legal proceedings, including actions alleging that Tailwind’s board of directors breached its fiduciary duties to Tailwind’s stockholders by entering into the Business Combination Agreement or otherwise. Tailwind and its directors are, or may in the future be, subject to claims, suits and other legal proceedings, including challenging the Business Combination. Such claims, suits and legal proceedings are inherently uncertain, and their results cannot be predicted with certainty. An adverse outcome in such legal proceedings, as well as the costs and efforts of a defense even if successful, can have an adverse impact on Tailwind or New Nuburu because of legal costs, diversion or distraction of management and other personnel, negative publicity and other factors. In addition, it is possible that a resolution of one or more such legal proceedings could result in reputational harm, liability, penalties, or sanctions, as well as judgments, consent decrees, or orders, which could in the future materially and adversely affect Tailwind’s or New Nuburu’s business, operating results and financial condition. Furthermore, one of the conditions to the completion of the Business Combination is that no nonappealable injunction, order, decree or ruling will be in effect that prevents, prohibits or makes illegal the consummation of the Business Combination. As such, if any of the plaintiffs are successful in obtaining an injunction preventing the consummation of the Business Combination, that injunction may prevent the Business Combination from becoming effective or from becoming effective within the expected time frame.

Tailwind’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the holders of Class A Common Stock.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Tailwind’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While Tailwind currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to Tailwind, it is possible that Tailwind’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Tailwind’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the holders of Class A Common Stock may be reduced below $10.00 per share.

Tailwind may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Tailwind has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Tailwind’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Tailwind only if (i) Tailwind has sufficient funds outside of the Trust Account or (ii) Tailwind consummates an initial business combination. Tailwind’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Tailwind’s officers and directors, even though such an action, if successful, might otherwise benefit Tailwind and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Tailwind pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, after Tailwind distributes the proceeds in the Trust Account to the holders of Class A Common Stock, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against Tailwind that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Tailwind and its board may be exposed to claims of punitive damages.

If, after Tailwind distributes the proceeds in the Trust Account to its stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against Tailwind that is not dismissed, any distributions received by Tailwind’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Tailwind’s stockholders. In addition, the Tailwind board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and Tailwind to claims of punitive damages, by paying Tailwind’s stockholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the holders of Class A Common Stock, Tailwind files a bankruptcy petition or an involuntary bankruptcy petition is filed against Tailwind that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Tailwind’s stockholders and the per-share amount that would otherwise be received by Tailwind’s stockholders in connection with Tailwind’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the holders of Class A Common Stock, Tailwind files a bankruptcy petition or an involuntary bankruptcy petition is filed against Tailwind that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Tailwind’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Tailwind’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Tailwind’s stockholders in connection with Tailwind’s liquidation may be reduced.

Tailwind stockholders may be held liable for claims by third parties against Tailwind to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the holders of Class A Common Stock upon the redemption of the Class A Common Stock in the event Tailwind does not complete an initial business combination within the timeframe set forth in the Pre-Closing Tailwind Certificate of Incorporation may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is Tailwind’s intention to redeem the Class A Common Stock as soon as reasonably possible in the event it does not complete its initial business combination and, therefore, Tailwind does not intend to comply with the foregoing procedures.

Because Tailwind does not expect to be required to comply with Section 280, Section 281(b) of the DGCL requires Tailwind to adopt a plan, based on facts known to Tailwind at such time that will provide for Tailwind’s payment of all existing and pending claims or claims that may be potentially brought against Tailwind within the ten (10) years following its dissolution. However, because Tailwind is a blank check company, rather than an operating company, and Tailwind’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from Tailwind’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If Tailwind’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. Tailwind cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Tailwind’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Tailwind’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the holders of Class A Common Stock upon the redemption of the Class A Common Stock in the event Tailwind does not complete an initial business combination within the timeframe set forth in the Pre-Closing Tailwind Certificate of Incorporation is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six (6) years after the unlawful redemption distribution, instead of three (3) years, as in the case of a liquidating distribution.

Tailwind may amend the terms of its warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of Class A Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without your approval.

The Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of the Public Warrants. Accordingly, Tailwind may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although Tailwind’s ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding warrants is broad, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of Class A Common Stock purchasable upon exercise of a warrant.

Tailwind may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Tailwind has the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which Tailwind gives proper notice of such redemption and provided certain other conditions are met. Shares of the Class A Common Stock have never traded above $18.00 per share. If and when the warrants become redeemable by Tailwind, Tailwind may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or it is unable to effect such registration or qualification.

Tailwind will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, Tailwind may redeem outstanding warrants after they become exercisable for $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of Class A Common Stock determined based on the redemption date and the fair market value of the Class A common stock. The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of shares of common stock received is capped at 0.361 shares of Class A Common Stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

We have no obligation to notify holders of the warrants that they have become eligible for redemption. However, pursuant to the Warrant Agreement, in the event we decide to redeem the warrants, we are required to mail notice of such redemption to the registered warrant holders not less than 30 days prior to the redemption date. Subject to certain limited circumstances, the Working Capital Warrants, if any are issued, will not be redeemable by Tailwind so long as they are held by the Sponsor or its permitted transferees.

Subsequent to the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, New Nuburu may be required to take write-downs or write-offs, or the combined company may be subject to restructuring, impairment or other charges that could have a significant negative effect on the combined company’s financial condition, results of operations and the price of New Nuburu Common Stock, which could cause you to lose some or all of your investment.

Although Tailwind has conducted due diligence on Nuburu, this diligence may not reveal all material issues that may be present with Nuburu’s business. Factors outside of Nuburu’s and Tailwind’s respective control may, at any time, arise. As a result of these factors, New Nuburu may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in the combined company reporting losses. Even if Tailwind’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Tailwind’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on the combined company’s liquidity, the fact that the combined company reports charges of this nature could contribute to negative market perceptions about the combined company or its securities. In addition, charges of this nature may cause the combined company to be unable to obtain future financing on favorable terms or at all.

The future exercise of registration rights may adversely affect the market price of New Nuburu Common Stock.

Certain New Nuburu stockholders will have registration rights for restricted securities. In connection with entry into the Business Combination Agreement, New Nuburu entered into the Registration Rights and Lockup Agreement with the Sponsor and certain other stockholders of Nuburu, which will provide for customary “demand” and “piggyback” registration rights for certain stockholders. In addition, shares of New Nuburu Common Stock acquired by Lincoln Park pursuant to the Lincoln Park Purchase Agreement will be afforded certain registration rights. Sales of a substantial number of shares of New Nuburu Common Stock pursuant to these resale registration statements in the public market could occur at any time the registration statements remain effective, in particular since the Anzu Investors, who immediately following the Closing are expected to own approximately 18,288,426 shares of New Nuburu Common Stock collectively (amounting to approximately 50.6%-53.5% of the outstanding shares of New Nuburu Common Stock depending on the level of redemptions) and 654,749 shares of New Nuburu Series A Preferred Stock (amounting to approximately 12.2%-19.5% of the outstanding shares of New Nuburu Series A Preferred Stock depending on the level of redemptions), have entered into the 10b5-1 Sales Plan authorizing Tigress to sell all of the shares of New Nuburu Common Stock received by the Anzu Investors at Closing (which constitute approximately 18,288,426 shares of New Nuburu Common Stock collectively and do not include shares of New Nuburu Series A Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of New Nuburu Common Stock that are issuable upon conversion thereof) during the Plan Period, subject to certain price and volume parameters and other conditions set forth in such plan (see “Certain Relationships and Related Party Transactions — New Nuburu — Permitted Anzu SPV Transactions”). In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares of New Nuburu Common Stock intend to sell shares of New Nuburu Common Stock, could reduce the market price of New Nuburu Common Stock.

Warrants will become exercisable for New Nuburu Common Stock and the New Nuburu Series A Preferred Stock will be convertible into New Nuburu Common Stock, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to New Nuburu stockholders.

Outstanding warrants to purchase an aggregate of 26,410,785 shares of New Nuburu Common Stock will become exercisable on the later of thirty (30) days after the completion of the merger or twelve (12) months from the consummation of the Tailwind IPO. Such warrants will remain outstanding even if holders of our existing common stock redeem their shares. Each warrant entitles the holder thereof to purchase one (1) share of New Nuburu Common Stock at a price of $11.50 per whole share, subject to adjustment. Warrants may be exercised only for a whole number of shares of New Nuburu Common Stock. Additionally, prior to the Effective Time, Tailwind shall declare an issuance of shares of New Nuburu Series A Preferred Stock to holders of record of New Nuburu Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who have waived such stockholders’ entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, shall exclude such waiver with respect to shares of New Nuburu Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who has waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance, as further described in the Sponsor Support Agreement), with one share of New Nuburu Series A Preferred Stock to be issued in respect of each such share of New Nuburu Common Stock. Such New Nuburu Series A Preferred Stock will be convertible into shares of New Nuburu Common Stock at any time at the holder’s option, and in certain circumstances at New Nuburu’s option, subject to the conversion procedures and at the conversion price described in the Certificate of Designations. Furthermore, in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan, New Nuburu may choose to cause the Anzu

SPVs to purchase shares of New Nuburu Series A Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, thereby further increasing the number of outstanding shares of New Nuburu Series A Preferred Stock.

To the extent such warrants are exercised or such shares of New Nuburu Series A Preferred Stock are converted, additional shares of New Nuburu Common Stock will be issued, which will result in dilution to the then existing holders of New Nuburu Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the Class A Common Stock.

Public stockholders who redeem their shares of Class A Common Stock may continue to hold any Public Warrants they own, which would result in additional dilution to non-redeeming holders upon exercise of the Public Warrants.

Public stockholders who redeem their common shares may continue to hold any Public Warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such Public Warrants. Assuming (i) all redeeming public stockholders acquired units in the Tailwind IPO and continue to hold the Public Warrants that were included in the units, and (ii) maximum redemption of the common shares held by the redeeming public stockholders, 16,710,785 Public Warrants would be retained by redeeming public stockholders with a value of approximately $1,169,754.95, based on the market price of $0.07 of the Public Warrants as of November 18, 2022. As a result, the redeeming public stockholders would recoup their entire investment and continue to hold Public Warrants with an aggregate market value of $1,169,754.95, while non-redeeming public stockholders would suffer additional dilution in their percentage ownership and voting interest of the Company upon exercise of the Public Warrants held by redeeming public stockholders.

There is no guarantee that our warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for our Public Warrants is $11.50 per share of Common Stock. There is no guarantee that the Public Warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the Public Warrants may expire worthless.

The Pre-Closing Tailwind Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in Tailwind’s name, actions against Tailwind’s directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against Tailwind’s directors, officers, other employees or stockholders.

The Pre-Closing Tailwind Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in Tailwind’s name, actions against Tailwind’s directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in the Pre-Closing Tailwind Certificate of Incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Tailwind or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although such stockholders will not be deemed to have waived Tailwind’s compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in the Pre-Closing Tailwind Certificate of Incorporation. If a court were to find such provision to be inapplicable or unenforceable in an action, Tailwind may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The Pre-Closing Tailwind Certificate of Incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Since the Sponsor and Tailwind’s officers and directors who are members of the Sponsor have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nuburu is appropriate as a business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of the Tailwind board of directors to vote in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Tailwind’s officers and directors who are members of the Sponsor have interests in such proposal that are different from, or in addition to, those of Tailwind’s stockholders generally. It is possible that the Sponsor and its affiliates may earn a positive rate of return on their investment, even if other stockholders of Tailwind experience a negative rate of return in New Nuburu. Accordingly, the Sponsor may benefit from the completion of the Business Combination, even in a scenario where other Tailwind stockholders may not similarly benefit. The Sponsor is thereby incentivized to complete an acquisition, even if it might be of a less-favorable target company or on terms less favorable to Tailwind’s stockholders, rather than liquidate. The members of the Tailwind board of directors were aware of and considered these interests, among other matters, when they approved the Business Combination Agreement and recommended that Tailwind stockholders approve the proposals required to effect the Business Combination. The Tailwind board of directors determined that the overall benefits expected to be received by Tailwind and its stockholders in the Business Combination outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Tailwind board of directors determined that these interests could be adequately disclosed to stockholders in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein. These interests include, among other things, the interests listed below:

●	the fact that our Sponsor has agreed, for no consideration, not to redeem any Class A Common Stock held by the Sponsor in connection with a stockholder vote to approve a proposed initial business combination;
●	the fact that the Sponsor paid an aggregate of $25,000 for the 8,355,393 shares of Class B Common Stock currently owned by the Sponsor and such securities will have a significantly higher value at the time of the Business Combination;
●	the fact that the Sponsor (and Tailwind’s officers and directors who are members of the Sponsor) has invested in Tailwind an aggregate of $10,325,000, of which $25,000 was for the purchase of the 8,355,393 Founder Shares and $600,000 was for the Extension Loan. Assuming a trading price of $10.07 per share of Class A Common Stock (based upon the closing price of the Class A Common Stock on the NYSE American on November 18, 2022), the 8,355,393 Founder Shares would have an implied aggregate market value of $84,138,807.50. Even if the trading price of the shares of New Nuburu Common Stock were as low as $1.24 per share, the aggregate market value of the Founder Shares alone would be approximately equal to the initial investment in Tailwind by the Sponsor. As a result, the Sponsor is likely to be able to make a substantial profit on its investment in Tailwind at a time when shares of New Nuburu Common Stock have lost significant value. On the other hand, if Tailwind fails to complete a business combination before March 9, 2023, the Sponsor will likely lose its entire investment in Tailwind;
●	the fact that, following the Closing, the Sponsor will own 1,500,000 shares of New Nuburu Common Stock. Assuming a trading price of $10.07 per share of Class A Common Stock (based upon the closing price of the Class A Common Stock on the NYSE American on November 18, 2022), the approximate dollar value of such ownership positions is $15,105,000. Additionally, following the Closing, the 1,500,000 shares of New Nuburu Common Stock owned by the Sponsor will amount to approximately 4.1% of New Nuburu in the No Additional Redemption Scenario, approximately 4.3% of New Nuburu in the 50% Redemption Scenario and approximately 4.4% of New Nuburu in the Maximum Redemption Scenario. Taking into account an approximate transaction value of $350,000,000, the approximate dollar value of such percentage ownership positions is $14,350,000, $15,050,000 and $15,400,000, respectively. As noted above, the Sponsor (and Tailwind’s officers and directors who are members of the Sponsor) has invested in Tailwind an aggregate of $10,325,000, of which $25,000 was for the purchase of the 8,355,393 Founder Shares and $600,000 was for the Extension Loan;
●	the fact that the Sponsor and Tailwind’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

●	the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Tailwind stockholders experience a negative rate of return in the post-business combination company;
●	the fact that the Sponsor has agreed to waive its rights to liquidating distributions, for no consideration, from the trust account with respect to any shares of common stock (other than public shares) held by the Sponsor if Tailwind fails to complete an initial business combination by March 9, 2023;
●	the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Tailwind in an aggregate amount of up to $1,500,000 may be converted into Working Capital Warrants in connection with the consummation of the Business Combination;
●	the continued indemnification of Tailwind’s directors and officers and the continuation of Tailwind’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);
●	the fact that if the Trust Account is liquidated, including in the event Tailwind is unable to complete an initial business combination by March 9, 2023, the Sponsor has agreed to indemnify Tailwind to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Tailwind has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Tailwind, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;
●	the fact that Tailwind may be entitled to distribute or pay over funds held by Tailwind outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing.
●	the fact that the Sponsor, as well as Tailwind’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Tailwind’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Tailwind fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Tailwind may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by March 9, 2023;
●	the fact that the Sponsor and Tailwind’s officers and directors will lose their entire investment in Tailwind and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if the Business Combination is not consummated by March 9, 2023; and
●	the fact that in connection with the Extension Amendment, the Sponsor agreed to provide the Extension Loan (as defined below) to Tailwind to be deposited into the Trust Account. The Extension Loan is payable upon the consummation of the Business Combination or another business combination. However, if Tailwind fails to consummate a business combination within the required period, the Sponsor will not have any claim against the Trust Account for reimbursement. Accordingly, Tailwind may not be able to repay the Extension Loan if the Business Combination or another business combination is not completed by March 9, 2023.

Neither the Sponsor nor Tailwind’s officers or directors have any interest in, or affiliation with, Nuburu, or any fiduciary or contractual interest with other entities that would be material to the Business Combination.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), each of the proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote in favor of each of the proposals. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

The process of taking a company public by means of a business combination with a special purpose acquisition company (“SPAC”) is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is primarily established by means of negotiations between the target company and the SPAC. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is often no such book of demand built up in connection with SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the consummation of the Business Combination.

We will have broad discretion in the use of the net proceeds to us from the Business Combination, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

We will have broad discretion over the use of proceeds from the Business Combination. Our stockholders may not agree with our decisions, and our use of the proceeds may not yield any return on our stockholders’ investments. Our failure to apply the net proceeds of the offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. Our stockholders will not have the opportunity to influence our decisions on how to use the net proceeds from the Business Combination.

Because the market price of shares of New Nuburu Common Stock will fluctuate, Nuburu stockholders cannot be sure of the value of the merger consideration they will receive.

In connection with the Business Combination, stockholders of Nuburu will receive shares of New Nuburu Common Stock. The merger consideration that Nuburu stockholders will therefore receive is a fixed number of shares of New Nuburu Common Stock; it is not a number of shares with a particular fixed market value. See “The Business Combination — Merger Consideration” for more information. The market value of New Nuburu Common Stock and Nuburu Common Stock at or after the Effective Time may vary significantly from their respective values on the date the Business Combination Agreement was executed or at other dates, including the date on which Nuburu stockholders provided written consent to the adoption of the Business Combination Agreement and the approval of the transactions contemplated thereby. At the time of providing written consent, Nuburu stockholders will not know or be able to calculate the market value of the shares of New Nuburu Common Stock they would receive upon the completion of the Business Combination. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Tailwind or Nuburu, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Tailwind and Nuburu.

Nuburu will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the Business Combination on employees and customers may have an adverse effect on Nuburu and consequently on Tailwind. These uncertainties may impair Nuburu’s ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause customers and others that deal with Nuburu to seek to change existing business relationships with Nuburu. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, New Nuburu’s business following the Business Combination could be negatively impacted. In addition, the Business Combination Agreement restricts Nuburu taking certain specified actions without the consent of Tailwind until the Business Combination occurs. These restrictions may prevent Nuburu from pursuing or consummating attractive business opportunities that may arise prior to the completion of the Business Combination. See “The Business Combination Agreement — Additional Agreements — No Solicitation; Change in Recommendation” for more information.

Incorrect estimates or assumptions made in connection with the preparation of the financial statements contained in this proxy statement/prospectus could adversely affect New Nuburu’s reported assets, liabilities, income, revenue or expenses.

The preparation of financial statements requires management to make critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenue or expenses during the reporting periods. Incorrect estimates and assumptions by management could adversely affect reported amounts of assets, liabilities, income, revenue and expenses during the reporting periods. If any assumptions or estimates made in connection with the preparation of the financial statements contained in this proxy statement/prospectus, reported financial results may be over or understated.

Tailwind currently intends to only complete one business combination with the proceeds of the Tailwind IPO and the sale of the Private Placement Warrants, which will cause Tailwind to be solely dependent on Nuburu’s business. This lack of diversification may negatively impact Tailwind’s operations and profitability.

Tailwind currently intends to only complete one business combination with the proceeds of the Tailwind IPO and the sale of the Private Placement Warrants. By completing Tailwind’s business combination with only a single entity our lack of diversification may subject Tailwind to numerous economic, competitive and regulatory risks. Further, Tailwind would not be able to diversify its operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for Tailwind’s success will be solely dependent upon the business and financial performance of New Nuburu.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which Tailwind may operate subsequent to the business combination.

We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on the continued growth and development of New Nuburu.

Commencing upon the Closing, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations. If we are unable to raise capital when needed or on acceptable terms, that could have a material adverse effect on the continued growth and development of New Nuburu. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We plan to continue to use our cash on hand to fund our operations following the consummation of the Business Combination. This may include additional research, hiring additional personnel, capital expenditures, and the costs of operating as a public company. Advancing the development of our current and any future products will require a significant amount of capital. We may be required to obtain further funding through public or private equity offerings, sale of shares of our common stock through utilization of our funding agreement with Lincoln Park, debt financings, partnership, collaborations, and licensing arrangements or other sources, which may dilute our stockholders or restrict our operating activities. In addition, there are certain conditions and limitations on our ability to utilize our $100 million funding agreement with Lincoln Park. After the Closing, we will be required to satisfy various conditions in order to be able to commence purchases by Lincoln Park under the equity line. Once such conditions are satisfied, the Lincoln Park equity line purchases are subject to volume limitations tied to periodic market prices, ownership limitations limiting Lincoln Park from owning more than 9.99% of our common stock, a price floor of $1.00 per share of common stock at which we cannot sell to Lincoln Park any shares of common stock, and other limitations as specified under “Other Agreements — Lincoln Park Purchase Agreement and Registration Rights Agreement.” If any of these conditions are not satisfied or limitations are in effect, we may not be able to utilize all or part of the Lincoln Park funding agreement, which would have an adverse impact on our ability to satisfy our capital needs and could materially adversely impact our business. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Jefferies, the underwriter in the Tailwind IPO, was to be compensated in part on a deferred basis for already- rendered underwriting services in connection with the Tailwind IPO, yet Jefferies gratuitously waived its entitlement to such compensation and disclaimed any responsibility for this proxy statement/ prospectus.

Pursuant to that certain Underwriting Agreement, dated September 3, 2020, by and between Tailwind and Jefferies, acting individually and as representative of the several underwriters named in Schedule A thereto (the “Underwriting Agreement”), Jefferies LLC (“Jefferies”) was entitled to approximately $11.7 million in deferred underwriting fees as consideration for services rendered to

Tailwind in connection with the Tailwind IPO, which were to become payable upon consummation of a business combination transaction. On August 3, 2022, Jefferies formally notified Tailwind in writing that it would not act in any capacity in connection with the Business Combination and waived its entitlement to all deferred underwriting fees solely with respect to the Business Combination. Jefferies did not specify any reasons for its refusal to act in any capacity in connection with the Business Combination or the waiver of its entitlement to the deferred underwriting fees. Aside from making an introduction between Tailwind and Anzu Partners in June 2022 with respect to a portfolio company of Anzu Partners other than Nuburu, Jefferies was not involved in the Business Combination. Except for the disclosure regarding the waiver of its deferred underwriting fees and Jefferies’ notification to Tailwind that it would not act in any capacity in connection with the Business Combination, Jefferies was not involved in the preparation of any disclosure that is included in this proxy statement/prospectus, including any analysis underlying such disclosure. Jefferies has had no role in the Business Combination and, pursuant to Section 11(b)(1) of the Securities Act, has affirmatively disclaimed any responsibility for any portion of the registration statement of which this proxy statement/prospectus forms a part and any other registration statement to be filed by the parties or any of their respective affiliates in connection with the Business Combination. However, the deferred underwriting fees were to be paid in consideration of services rendered in connection with the Tailwind IPO, and such services have already been rendered. Jefferies received no additional consideration for the waiver of its entitlement to the deferred underwriting fees. Because the waiver of Jefferies’ deferred underwriting fees is with respect to only the Business Combination, Jefferies may be entitled to a deferred underwriting fee in connection with an alternative business combination by Tailwind, should the Business Combination be terminated. Investors should be aware that the waiver of a deferred underwriting fee is unusual and some investors may find the proposed business combination less attractive as a result. This may make it more difficult for Tailwind to complete the Business Combination.

Risks Related to Ownership of New Nuburu Common Stock and New Nuburu Series A Preferred Stock Following the Business Combination

New Nuburu Common Stock will be subordinated to shares of New Nuburu Series A Preferred Stock issued in the Preferred Stock Issuance.

Prior to the Effective Time, Tailwind shall declare an issuance of shares of New Nuburu Series A Preferred Stock to holders of record of New Nuburu Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who have waived such stockholders’ entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, shall exclude such waiver with respect to shares of New Nuburu Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who has waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance, as further described in the Sponsor Support Agreement), with one share of New Nuburu Series A Preferred Stock to be issued in respect of each such share of New Nuburu Common Stock. Furthermore, in connection with sales by the Anzu Investors under the 10b5-1 Sales Plan, New Nuburu may choose to cause the Anzu SPVs to purchase shares of New Nuburu Series A Preferred Stock from the Company pursuant to the terms of the Sale Option Agreement, thereby further increasing the number of outstanding shares New Nuburu Series A Preferred Stock. Such New Nuburu Series A Preferred Stock will be convertible into shares of New Nuburu Common Stock at any time at the holder’s option, and in certain circumstances at New Nuburu’s option, subject to the conversion procedures and at the conversion price described in the Certificate of Designations. As described in the Certificate of Designations, shares of New Nuburu Series A Preferred Stock will rank senior to shares of New Nuburu Common Stock, with respect to rights on the distribution of assets in any voluntary or involuntary liquidation, dissolutions or winding up of the affairs of New Nuburu.

Shares of New Nuburu Series A Preferred Stock may be subordinate to any senior preferred stock New Nuburu may issue and to any future indebtedness.

New Nuburu may, subject to approval by the majority of the holders of the shares of New Nuburu Series A Preferred Stock, issue equity or debt securities that rank senior or pari passu to the rights of the New Nuburu Series A Preferred Stock. If New Nuburu were to issue any such equity or debt securities, the shares of New Nuburu Series A Preferred Stock may rank junior to such securities with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the company, as well as to all creditor claims and other non-equity claims against New Nuburu and its assets available to satisfy claims on it, including claims in a bankruptcy or similar proceeding.

At the two-year anniversary of the Preferred Stock Issuance, New Nuburu is obligated to redeem shares of New Nuburu Series A Preferred Stock for cash. There can be no guarantee that New Nuburu will have funds available to make this redemption.

Pursuant to the Certificate of Designations, on the two-year anniversary of the Preferred Stock Issuance, if (i) the Conversion Price (as defined in the Certificate of Designations) is equal to or less than the volume-weighted average price (“VWAP”) of New Nuburu Common Stock, then New Nuburu shall convert all outstanding shares of New Nuburu Series A Preferred stock into shares of New Nuburu Common Stock at the Conversion Price and (ii) the Conversion Price exceeds the VWAP of New Nuburu Common Stock, then New Nuburu shall redeem all outstanding shares of New Nuburu Series A Preferred Stock for $10.00 in cash. In addition, upon any conversion at any time that would result in the holders beneficially owning greater than 9.99% of New Nuburu’s voting stock outstanding as of the conversion date or any individual holder beneficially owning common stock in excess of the maximum number of shares of common stock that could be issued to the holder without triggering a change of control under the applicable stock exchange listing rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall also be paid in cash, based on an amount per share of common stock equal to the last reported price per share of the common stock on the trading day immediately preceding the conversion date. New Nuburu intends to satisfy these obligations through cash on hand, through proceeds from the potential issuance of shares to Lincoln Park, pursuant to the Lincoln Park Purchase Agreement, or otherwise available for use following consummation of the Business Combination. However, there can be no guarantee that New Nuburu will have sufficient funds available to meet these obligations. In addition to being required to pay such amounts as owing pursuant to these obligations, New Nuburu may also be required, pursuant to the IRA, to pay an excise tax of 1% on the fair market value of any New Nuburu Series A Preferred Stock redeemed. The redemption of the New Nuburu Series A Preferred Stock and the payment of any excise tax could adversely affect New Nuburu’s business, financial position and results of operations, and in the event the assets of New Nuburu are not sufficient to meet New Nuburu’s redemption obligations, the amounts distributed to such holders would be paid out on a pro rata basis.

The Securities Exchange may delist New Nuburu’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject New Nuburu to additional trading restrictions.

Currently, Tailwind’s units, Class A Common Stock and Public Warrants are publicly traded on the NYSE American. We intend to list the New Nuburu Common Stock and Public Warrants on a Securities Exchange under the proposed symbols “BURU” and “BURU WS”, respectively, upon the Closing. Tailwind cannot assure you that its securities will continue to be listed on a Securities Exchange following the Business Combination. In order to continue listing its securities on a Securities Exchange following the Business Combination, New Nuburu will be required to maintain certain financial, distribution and stock price levels. Additionally, in connection with the Business Combination, New Nuburu will be required to demonstrate compliance with a Securities Exchange’s initial listing requirements, which are more rigorous than the Securities Exchange’s continued listing requirements, in order to continue to maintain the listing of its securities on a Securities Exchange. In addition to the listing requirements for the New Nuburu Common Stock, a Securities Exchange imposes listing standards on warrants. We cannot assure you that New Nuburu will be able to meet those initial listing requirements at that time.

If a Securities Exchange delists New Nuburu’s securities from trading on its exchange and New Nuburu is not able to list its securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that the New Nuburu Common Stock is a “penny stock” which will require brokers trading in New Nuburu Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since Tailwind’s units, Class A Common Stock and warrants are listed on a Securities Exchange, they are covered securities. Although the states are preempted from regulating the sale of its securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Tailwind is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Tailwind was no longer listed on a Securities Exchange, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities, including in connection with the initial business combination.

If the Nuburu Common Stock is delisted from trading, the ability of holders of New Nuburu Series A Preferred Stock to transfer or sell their shares of the New Nuburu Series A Preferred Stock may be limited and the market value of the New Nuburu Series A Preferred Stock will likely be materially adversely affected.

The New Nuburu Series A Preferred Stock does not contain provisions that are intended to protect the holders of New Nuburu Series A Preferred Stock if the New Nuburu Common Stock is delisted from trading on a Securities Exchange. Accordingly, if the New Nuburu Common Stock is delisted from trading on a Securities Exchange, the ability of holders of New Nuburu Series A Preferred Stock to transfer or sell their shares may be limited and the market value of the New Nuburu Series A Preferred Stock will likely be materially adversely affected.

New Nuburu’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

The trading price of the New Nuburu Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed above and the following, to the extent not already stated:

●	results of operations that vary from the expectations of securities analysts and investors;
●	results of operations that vary from those of New Nuburu’s competitors;
●	the impact of the COVID-19 pandemic and its effect on New Nuburu’s business and financial conditions;
●	changes in expectations as to New Nuburu’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
●	declines in the market prices of stocks generally;
●	strategic actions by New Nuburu or its competitors;
●	announcements by New Nuburu or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;
●	any significant change in New Nuburu’s management;
●	changes in general economic or market conditions, including rising interest rates, or trends in New Nuburu’s industry or markets;
●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to New Nuburu’s business;
●	future sales of New Nuburu Common Stock or other securities;
●	investor perceptions or the investment opportunity associated with New Nuburu Common Stock relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by New Nuburu or third parties, including New Nuburu’s filings with the SEC;
●	litigation involving New Nuburu, New Nuburu’s industry, or both, or investigations by regulators into New Nuburu’s operations or those of New Nuburu’s competitors;
●	guidance, if any, that New Nuburu provides to the public, any changes in this guidance or New Nuburu’s failure to meet this guidance;
●	the development and sustainability of an active trading market for New Nuburu’s stock;
●	actions by institutional or activist stockholders;
●	changes in accounting standards, policies, guidelines, interpretations or principles; and
●	other events or factors, including those resulting from natural disasters, pandemics, hostilities or the perception that hostilities may be imminent, military conflict and war, such as the war in Ukraine, acts of terrorism, sanctions or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of New Nuburu Common Stock, regardless of New Nuburu’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of New Nuburu Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If New Nuburu was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from New Nuburu’s business regardless of the outcome of such litigation.

There is no public market for the Series A Preferred Stock being offered in this offering.

There is no established public trading market for the Series A Preferred Stock, and we do not expect a market to develop. In addition, New Nuburu does not intend to apply to list the New Nuburu Series A Preferred Stock on any securities exchange or nationally recognized trading system, including the NYSE American, NYSE or Nasdaq. Without an active market, the liquidity of the New Nuburu Series A Preferred Stock will be limited.

Because there are no current plans to pay cash dividends on New Nuburu Common Stock or New Nuburu Series A Preferred Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you originally paid.

New Nuburu intends to retain future earnings, if any, for future operations, expansion and debt repayment (if any) and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Nuburu Common Stock or New Nuburu Series A Preferred Stock will be at the sole discretion of New Nuburu’s board of directors. New Nuburu’s board of directors may take into account general and economic conditions, New Nuburu’s financial condition and results of operations, New Nuburu’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by New Nuburu to its stockholders or by its subsidiaries to it and such other factors as New Nuburu’s board of directors may deem relevant. In addition, New Nuburu’s ability to pay dividends may be limited by covenants of any future indebtedness New Nuburu incurs. As a result, you may not receive any return on an investment in New Nuburu Common Stock unless you sell shares for a price greater than that which you originally paid.

If securities analysts do not publish research or reports about New Nuburu’s business or if they downgrade New Nuburu’s stock or New Nuburu’s industry, New Nuburu’s stock price and trading volume could decline.

The trading market for New Nuburu Common Stock will rely in part on the research and reports that industry or financial analysts publish about New Nuburu or its business. New Nuburu will not control these analysts. In addition, some financial analysts may have limited expertise with Nuburu’s model and operations. Furthermore, if one or more of the analysts who do cover New Nuburu downgrade its stock or industry, or the stock of any of its competitors, or publish inaccurate or unfavorable research about its business, the price of New Nuburu’s stock could decline. If one or more of these analysts ceases coverage of New Nuburu or fails to publish reports on it regularly, New Nuburu could lose visibility in the market, which in turn could cause its stock price or trading volume to decline.

Future sales, or the perception of future sales, by New Nuburu or its stockholders in the public market following the Business Combination could cause the market price for New Nuburu Common Stock to decline.

The sale of shares of New Nuburu Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Nuburu Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Nuburu to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, and subject to the assumptions set forth in “Basis of Presentation and Glossary,” New Nuburu would have a total of approximately 35,812,832 shares of Class A Common Stock outstanding, assuming no redemptions. All shares issued in the Merger will be freely tradable without registration under the Securities Act and without restriction by persons other than New Nuburu’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Nuburu’s directors, executive officers and other affiliates.

In connection with the Business Combination, the holders of New Nuburu Common Stock issued (i) as a result of the conversion of shares that were previously designated as Class B Common Stock, (ii) as consideration pursuant to the Business Combination or (iii) to directors, officers, employees and former employees of New Nuburu or any of its affiliates or any of its subsidiaries upon the settlement or exercise of restricted stock units, stock options or other equity awards issued under New Nuburu’s equity incentive plan adopted in connection with the consummation of the Business Combination, or awards issued and outstanding as of immediately following the Closing in respect of awards of Nuburu outstanding immediately prior to the Closing (the “Investors”) have agreed with Tailwind, subject to certain exceptions, not to transfer or dispose of their New Nuburu Common Stock during the period from the date of the closing of the merger through the earlier of (a) 180 days after the consummation of the Business Combination, (b) the date that the closing price of the New Nuburu Common Stock equals or exceeds $12.00 (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for twenty (20) trading days within any thirty (30) trading day period following the 150th day following the merger and (c) the consummation of a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Nuburu’s stockholders having the right to exchange their shares of New Nuburu Common Stock for cash, securities or other property.

Upon the expiration or waiver of the lock-up described above, shares held by the Investors of New Nuburu will be eligible for resale, subject to volume, manner of sale and other limitations under Rule 144, when such rule becomes applicable to Tailwind. In addition, pursuant to the Registration Rights and Lock-Up Agreement, the Investors and certain other stockholders will have the right, subject to certain conditions, to require New Nuburu to register the sale of their shares of New Nuburu Common Stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of New Nuburu Common Stock to decline.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of New Nuburu Common Stock could drop significantly if the holders of such shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for New Nuburu to raise additional funds through future offerings of New Nuburu’s shares of Class A Common Stock or other securities.

The Anzu Investors, who immediately following the Closing are expected to own approximately 18,288,426 shares of New Nuburu Common Stock collectively (amounting to approximately 50.6%-53.5% of the outstanding shares of New Nuburu Common Stock depending on the level of redemptions) and 654,749 shares of New Nuburu Series A Preferred Stock (amounting to approximately 12.2%-19.5% of the outstanding shares of New Nuburu Series A Preferred Stock depending on the level of redemptions), have entered into the 10b5-1 Sales Plan authorizing Tigress to sell all of the shares of New Nuburu Common Stock received by the Anzu Investors at Closing (which constitute approximately 18,288,426 shares of New Nuburu Common Stock collectively and do not include shares of New Nuburu Series A Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of New Nuburu Common Stock that are issuable upon conversion thereof) during the Plan Period, subject to certain price and volume parameters and other conditions set forth in such plan (see “Certain Relationships and Related Party Transactions — New Nuburu — Permitted Anzu SPV Transactions”). The sale of such shares of New Nuburu Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Nuburu Common Stock. These sales, or the possibility that these sales may occur, also may make it more difficult for New Nuburu to sell equity securities in the future at a time and at a price that it deems appropriate or to utilize all or part of the Lincoln Park funding agreement, particularly at the higher Regular Purchase Share Limits.

In addition, the shares of New Nuburu Common Stock reserved for future issuance under the Equity Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares of New Nuburu Common Stock expected to be reserved for future issuance under New Nuburu’s equity incentive plans will be equal to (i) 10% of the aggregate number of shares of New Nuburu Common Stock outstanding immediately following the Closing, plus (ii) a number of shares equal to the number of shares of common stock that are subject to stock options or restricted stock units granted under Nuburu’s existing equity incentive plan that are assumed pursuant to the Business Combination Agreement and that, on or after the Business Combination, are terminated without having been exercised in full, are tendered to or withheld by New Nuburu to satisfy exercise price or tax withholding obligations, or are forfeited to or repurchased by New Nuburu due to failure to vest (subject to a specified cap on the number of such shares), with such share reserve subject to an automatic share reserve feature. New Nuburu is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Nuburu Common Stock or securities convertible into or exchangeable for shares of New Nuburu Common Stock issued pursuant to the new equity incentive plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market , subject to the provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable.

In addition, pursuant to the Registration Rights Agreement by and among Tailwind, Nuburu and Lincoln Park, dated as of August 5, 2022 (the “Lincoln Park Registration Rights Agreement”), New Nuburu will be required to file the Lincoln Park Registration Statement with the SEC within 30 days following the Closing. After the Lincoln Park Registration Statement becomes effective, if and when New Nuburu does issue New Nuburu Common Stock to Lincoln Park, Lincoln Park may resell all, some or none of such shares at any time or from time to time in its discretion, subject to compliance with applicable securities laws and the Lincoln Park Purchase Agreement. Therefore, issuances to Lincoln Park by New Nuburu could result in substantial dilution to the interests of other holders of New Nuburu Common Stock. Additionally, the issuance of a substantial number of New Nuburu Common Stock to Lincoln Park, or the anticipation of such issuances, could make it more difficult for New Nuburu to sell equity or equity-related securities in the future at a time and at prices that it might otherwise wish to effect such sales.

In the future, New Nuburu may also issue its securities in connection with investments or acquisitions. The amount of shares of New Nuburu Common Stock issued in connection with an investment or acquisition could constitute a material portion of New Nuburu’s then-outstanding shares of Class A Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Nuburu’s stockholders.

Anti-takeover provisions in New Nuburu’s organizational documents could delay or prevent a change of control.

Certain provisions of the Post-Closing New Nuburu Governing Documents may have an anti- takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New Nuburu’s stockholders.

These provisions provide for, among other things:

●	establish a staggered board of directors divided into three classes serving staggered three-year terms, such that not all members of the New Nuburu’s board of directors will be elected at one time;
●	authorize New Nuburu’s board of directors to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to our existing common stock;
●	eliminate the ability of stockholders to call special meetings of stockholders;
●	eliminate the ability of stockholders to fill vacancies on New Nuburu’s board of directors;
●	establish advance notice requirements for nominations for election to New Nuburu’s board of directors or for proposing matters that can be acted upon by stockholders at our annual stockholder meetings;
●	permit New Nuburu’s board of directors to establish the number of directors;

●	provide that New Nuburu’s board of directors is expressly authorized to make, alter or repeal the Bylaws;
●	provide that stockholders can remove directors only for cause and only upon the approval of not less than a majority of all outstanding shares of New Nuburu’s voting stock;
●	require the approval of not less than two-thirds of all outstanding shares of voting stock to amend the Bylaws and specific provisions of the Post-Closing New Nuburu Certificate of Incorporation; and
●	limit the jurisdictions in which certain stockholder litigation may be brought.

As a Delaware corporation, New Nuburu will be subject to the anti-takeover provisions of Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a business combination specified in the statute with an interested stockholder (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of New Nuburu.

These anti-takeover provisions could make it more difficult for a third-party to acquire New Nuburu, even if the third-party’s offer may be considered beneficial by many of New Nuburu’s stockholders. As a result, New Nuburu’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New Nuburu to take other corporate actions you desire.

As a holder of New Nuburu Series A Preferred Stock, you will have extremely limited voting rights.

The holders of New Nuburu’s Series A Preferred Stock will not be entitled to vote at or receive notice of any meeting of stockholders, except the holders of New Nuburu’s Series A Preferred Stock will be entitled to certain consent rights on matters set forth in the section entitled “Description of New Nuburu Capital Stock —  Preferred Stock — Voting Rights.”

The Public Stockholders will experience immediate dilution as a consequence of the issuance of New Nuburu’s common stock as consideration in the Business Combination, in connection with the issuance of shares to Lincoln Park at the Closing pursuant to its financing arrangement, and will experience additional dilution following the Closing as a result of the issuance of New Nuburu Common Stock (i) to Lincoln Park after the Closing pursuant to the Lincoln Park Purchase Agreement (both through the obligation to issue additional shares 30 days after the Closing and pursuant to any subsequent requests for funding made by New Nuburu), (ii) under the Equity Incentive Plan, (iii) under the ESPP, (iv) pursuant to the exercise of outstanding New Nuburu Options and New Nuburu Warrants, (v) to holders of New Nuburu Series A Preferred Stock upon the conversion of their shares of New Nuburu Series A Preferred Stock or (vi) pursuant to the future exercise of Public Warrants or Working Capital Warrants. Having a minority share position may reduce the influence that our current stockholders have on the management of New Nuburu.

It is anticipated that, following the Business Combination, (i) Public Stockholders will own approximately 8.9% of the outstanding New Nuburu Common Stock, (ii) the Nuburu stockholders will collectively own approximately 86.4% of the outstanding New Nuburu Common Stock (without taking into account any public shares held by the Nuburu stockholders prior to the consummation of the Business Combination), (iii) the Sponsor will own approximately 4.1% of the outstanding New Nuburu Common Stock and (iv) Lincoln Park will own approximately 0.6% of the outstanding New Nuburu Common Stock. These percentages assume (1) that no Public Stockholders exercise their redemption rights in connection with the Business Combination, (2) 200,000 shares are issued to Lincoln Park pursuant to the Lincoln Park Purchase Agreement, (3) no Tailwind warrants are exercised and (4) neither Tailwind nor Nuburu issue any additional equity securities prior to the Business Combination. If the actual facts are different from these assumptions, the percentage ownership retained by Tailwind’s existing stockholders in New Nuburu will be different.

Thirty days following the Closing, New Nuburu is obligated to issue to Lincoln Park under the Lincoln Park Purchase Agreement a number of shares of New Nuburu Common Stock equal to $2,000,000 divided by the lesser of (i) $10.00 per share or (y) the average closing price of the New Nuburu Common Stock for the ten consecutive business days prior to the date that is 30 days after the closing of the Merger, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share. Upon satisfaction of certain conditions, New Nuburu may also direct Lincoln Park to purchase up to an aggregate of $100,000,000 of New Nuburu Common Stock. You will experience dilution in connection with any issuances of New Nuburu Common Stock under the Lincoln Park Purchase Agreement.

In addition, certain of Nuburu’s current and former employees, directors and consultants hold outstanding options that will be exchanged for New Nuburu options, and after the Business Combination, certain of Nuburu’s current and future employees, directors and consultants are expected to be granted equity awards and purchase rights under the Equity Incentive Plan and the ESPP, as applicable. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Nuburu Common Stock.

Your post-Closing New Nuburu Common Stock ownership may also be substantially diluted by the exercise of Public Warrants by other Public Stockholders, including Public Stockholders who elect to redeem their shares in connection with the Business Combination, as well as the exercise of Working Capital Warrants.

The New Nuburu Series A Preferred Stock may be converted into shares of New Nuburu Common Stock at the election of the stockholder or the Company, subject to certain conditions set forth in the Certificate of Designations (see “Description of New Nuburu Capital Stock — Preferred Stock”). If shares of New Nuburu Series A Preferred Stock are converted into shares of New Nuburu Common Stock, holders of New Nuburu Common Stock will incur immediate dilution.

In addition to the New Nuburu Series A Preferred Stock to be issued to Tailwind public stockholders who elect not to redeem their shares, New Nuburu Series A Preferred Stock will also be issued to holders of Company Notes as a result of the conversion of such notes in connection with the Closing. Pursuant to the terms of the Business Combination Agreement, Nuburu may issue up to $50 million of Company Notes without the consent of Tailwind prior to the Closing. While Nuburu intends to use funds received through the issuance of Company Notes to invest in its business, the more Company Notes are issued, the more New Nuburu Series A Preferred Stock will be outstanding immediately following the Closing, which in turn would also lead to greater dilution of New Nuburu Common Stock in the event of conversion of such New Nuburu Series A Preferred Stock.

The issuance of additional New Nuburu Common Stock will significantly dilute the equity interests of existing holders of New Nuburu securities and may adversely affect prevailing market prices for New Nuburu Common Stock or warrants. Such dilution may also reduce the influence that you may have on the management of New Nuburu through the matters that are presented for voting to New Nuburu’s stockholders.

Risks Related to Redemption

There is no guarantee that a Tailwind public stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New Nuburu Common Stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in New Nuburu’s stock price, and may result in a lower value realized now than a Tailwind stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s shares of Class A Common Stock. Similarly, if a Tailwind public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Nuburu Common Stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares of New Nuburu Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Tailwind public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Tailwind public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, holders of Class A Common Stock are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Tailwind’s transfer agent prior to the vote at the Tailwind Special Meeting. If a holder fails to properly seek redemption as described in this proxy statement/prospectus and the Business Combination is consummated, such holder will not be entitled to redeem these shares for a pro rata portion of funds deposited in the Trust Account. See “Tailwind Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the shares of Class A Common Stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Class A Common Stock.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares of Class A Common Stock or, if part of such a group, the group’s Class A Common Stock, in excess of 15% of the shares of Class A Common Stock. Your inability to redeem any such excess shares of Class A Common Stock could result in you suffering a material loss on your investment in Tailwind if you sell such excess Class A Common Stock in open market transactions. Tailwind cannot assure you that the value of such excess Class A Common Stock will appreciate over time following the Business Combination or that the market price of the Class A Common Stock will exceed the per-share redemption price.

There is uncertainty regarding the federal income tax consequences of the redemption to the holders of Class A Common Stock.

We expect that a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) that exercises its redemption rights to receive cash from the trust account in exchange for its shares of New Nuburu Common Stock will generally be treated as selling such shares of New Nuburu Common stock resulting in recognition of capital gain or loss. However, there is some uncertainty regarding the federal income tax consequences to holders of Class A Common Stock who exercise their redemption rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and include (i) whether the redemption results in a dividend, taxable as ordinary income, or a sale, taxable as capital gain, and (ii) whether such capital gain is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain rather than ordinary income, will depend largely on whether the holder owns (or is deemed to own) any shares of Class A Common Stock following the redemption, and if so, the total number of shares of Class A Common Stock held by the holder both before and after the redemption relative to all shares of Class A Common Stock outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a dividend, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in Tailwind or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the IRS, there is uncertainty as to whether a holder who elects to exercise its redemption rights will be taxed on any gain from the redemption as ordinary income or capital gain. New Nuburu may also be required, pursuant to the IRA, to pay an excise tax of 1% on the fair market value of any New Nuburu Series A Preferred Stock redeemed. The redemption of the New Nuburu Series A Preferred Stock and the payment of any excise tax could adversely affect New Nuburu’s business, financial position and results of operations, and in the event the assets of New Nuburu are not sufficient to meet New Nuburu’s redemption obligations, the amounts distributed to such holders would be paid out on a pro rata basis. See “Material U.S. Federal Income Tax Consequences.”

If a stockholder fails to receive notice of Tailwind’s offer to redeem Tailwind’s public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Tailwind’s compliance with the proxy rules, a public stockholder fails to receive Tailwind’s proxy materials, such public stockholder may not become aware of the opportunity to redeem his, her or its Class A Common Stock. In addition, the proxy materials that Tailwind is furnishing to holders of Class A Common Stock in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem the Class A Common Stock. In the event that a public stockholder fails to comply with these procedures, its Class A Common Stock may not be redeemed. Please see the section entitled “Tailwind Special Meeting of Stockholders - Redemption Rights” for additional information on how to exercise your redemption rights.

Significant redemptions among Tailwind’s public stockholders may require New Nuburu to raise future financing after the Closing.

If redemptions are significant, New Nuburu may need to arrange for third-party debt or equity financing. Raising additional third-party financing, for example through issuances under the Lincoln Park Purchase Agreement, may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Further, if redemptions are significant, New Nuburu would not have as much working capital as anticipated following the closing of the merger, which could harm our business and financial condition and may require New Nuburu to issue New Nuburu Common Stock under the Lincoln Park Purchase Agreement more quickly or in greater volumes than is desirable. Since the number of redemptions cannot be predicted, Nuburu faces planning uncertainty prior to the Business Combination which may require management to postpone executing on elements of its business plan or to develop multiple business plans for New Nuburu to account for different levels of working capital.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions.

On August 16, 2022, the IRA was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of the excise tax. The IRA applies only to repurchases that occur after December 31, 2022.

If the Business Combination is completed on or before December 31, 2022, we would not be subject to the excise tax as a result of stockholders exercising their redemption rights. However, if the Business Combination occurs after December 31, 2022, any redemption or other repurchase that occurs in connection with the Business Combination, including redemptions of New Nuburu Series A Preferred Stock, may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the nature and amount of any New Nuburu Common Stock or New Nuburu Series A Preferred Stock issued in connection with the Business Combination, and (iii) the content of regulations and other guidance from the U.S. Department of the Treasury. In addition, because the excise tax would be payable by us, and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

Introduction

We are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the historical unaudited balance sheet of Tailwind as of September 30, 2022 with the historical unaudited consolidated balance sheet of Nuburu as of September 30, 2022, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 combines the historical unaudited statement of operations of Tailwind for the nine months ended September 30, 2022 with the historical unaudited consolidated statement of operations of Nuburu for the nine months ended September 30, 2022. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2021 combines the historical audited statement of operations of Tailwind for the fiscal year ended December 31, 2021 with the historical audited consolidated statement of operations of Nuburu for the fiscal year ended December 31, 2021, giving effect to the Business Combination as if it had been consummated on January 1, 2021. The unaudited pro forma condensed combined financial information contained herein gives effect to the redemption of shares of Tailwind Class A Common Stock in connection with Tailwind’s September 7, 2022 special meeting of stockholders, after which 3,232,841 shares of Tailwind Class A Common Stock remained outstanding and approximately $32.4 million (excluding the Extension Loan) remained in the Trust Account.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

●	The historical unaudited financial statements of Tailwind as of and for the nine months ended September 30, 2022 and audited financial statements of Tailwind as of and for the fiscal year ended December 31, 2021; should be read in conjunction with the Form 8-K filed on September 9, 2022 with the SEC with respect to the Extension Redemptions; and
●	The historical unaudited consolidated financial statements of Nuburu as of and for the nine months ended September 30, 2022 and the historical audited consolidated financial statements of Nuburu as of and for the fiscal year ended December 31, 2021.

The foregoing historical financial statements have been prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Tailwind and Nuburu have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information should also be read together with “Tailwind Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Nuburu Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

On August 5, 2022, Tailwind entered into a Business Combination Agreement with Merger Sub and Nuburu. Each of Tailwind and Nuburu has agreed to use its reasonable best efforts to consummate the Business Combination.

If the Business Combination is approved by Tailwind’s stockholders, and those conditions outlined in the Business Combination Agreement are satisfied, Nuburu will merge with Merger Sub, with Nuburu (which will change its name to “Nuburu Subsidiary, Inc.”) surviving as a wholly owned subsidiary of Tailwind (which will change its name to “Nuburu, Inc.”).

At the Closing:

●	Each share of Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock, issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable preferred stock liquidation preference of such share of Nuburu Preferred Stock divided by (y) $10.00 (such shares of Nuburu Preferred Stock receiving a number of shares of New Nuburu Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Nuburu Common Stock (as defined below) that such share of Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.
●	Each share of Nuburu Common Stock, issued and outstanding shall be canceled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the Common Stock Exchange Ratio.
●	Each outstanding option to purchase shares of Nuburu Common Stock (each such option, a “Nuburu Option”), whether vested or unvested, will be converted into an option to purchase a number of shares of New Nuburu Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Nuburu Common Stock subject to such Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Nuburu Option immediately prior to the Effective Time.
●	Each outstanding restricted stock unit granted by Nuburu (each a “Nuburu RSU”) will be converted into a restricted stock unit of New Nuburu Common Stock (such option, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Nuburu RSU immediately prior to the Effective Time.
●	Each outstanding warrant to purchase shares of Nuburu Common Stock will be treated in accordance with its terms, as may be amended prior to the Closing, with any amendments subject to Tailwind’s prior written consent, not to be unreasonably withheld, conditioned, or delayed.
●	Each outstanding convertible promissory note issued by Nuburu (each a “Company Note”) will be canceled and converted into shares of Nuburu Common Stock in accordance with the terms of such Company Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and subsequently converted into New Nuburu Common Stock (and with such shares being entitled to participate in the Preferred Stock Issuance).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The “Aggregate Common Stock Merger Consideration” means a number of shares of New Nuburu Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New Nuburu Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Nuburu capital stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Nuburu Common Stock issuable upon the full exercise, exchange or conversion of Nuburu warrants, Nuburu Options, Nuburu RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The “Preferred Stock Exchange Ratio” means, with respect to each share of Nuburu Preferred Stock, the number of shares of New Nuburu Common Stock which a share of such series of Preferred Stock is to be cancelled and converted into the right to receive pursuant to the applicable provisions of the Business Combination Agreement. The Business Combination Agreement provides that each share of Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of New Nuburu Common Stock that such share of Company Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with the Pre-Closing Nuburu Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

“Preferred Stock Liquidation Preference” means

(a)with respect to the Series C Preferred Stock, an amount per share equal to $10.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;
(b)with respect to the Series B-1 Preferred Stock, an amount per share equal to $0.80, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $0.80, whether or not declared, plus any other dividends declared but unpaid thereon;
(c)with respect to the Series B Preferred Stock, an amount per share equal to $5.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;
(d)with respect to the Series A-1 Preferred Stock, an amount per share equal to $1.15, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.15, whether or not declared, plus any other dividends declared but unpaid thereon; and
(e)with respect to the Series A Preferred Stock, an amount per share equal to $1.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.00, whether or not declared, plus any other dividends declared but unpaid thereon.

As of the date of this proxy statement/prospectus, we currently estimate that the Common Stock Exchange Ratio and the Preferred Stock Exchange Ratios will be approximately as follows.

Nuburu Class / Series	Exchange Ratio
Nuburu Common Stock	0.529
Nuburu Series A Preferred Stock	0.581
Nuburu Series A-1 Preferred Stock	0.614
Nuburu Series B Preferred Stock	0.853
Nuburu Series B-1 Preferred Stock	0.529
Nuburu Series C Preferred Stock	1.026

The foregoing assumes that no additional Company Notes will be issued other than the $5.3 million that have been issued by Nuburu as of the date of this proxy statement/prospectus, and assumes accrual of interest on the Company Notes through October 31, 2022. The foregoing represents management’s estimates based on information available as of the date of this proxy statement/prospectus and is subject to change.

Extension Redemptions

The unaudited pro forma condensed combined financial information contained herein gives effect to the redemption of shares of Tailwind Class A Common Stock in connection with Tailwind’s September 7, 2022 special meeting of stockholders (the “Extension Redemptions”), after which 3,232,841 shares of Tailwind Class A Common Stock remained outstanding and approximately $32.4 million (excluding the Extension Loan) remained in the Trust Account.

Other Events in Connection with the Business Combination

Other events that are contemplated to take place in connection with the Business Combination are summarized below:

●	Preferred Stock Issuance. Prior to the Closing, Tailwind shall declare an issuance of shares of New Nuburu Series A Preferred Stock to the holders of record of New Nuburu Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who have waived their entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, excludes shares of New Nuburu Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who has waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement), with one share of New Nuburu Series A Preferred Stock to be issued in respect of each such share of New Nuburu Common Stock. For clarity, any stockholder of the Company that has elected to redeem its shares in connection with the Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder will not be a record holder of New Nuburu Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the New Nuburu Series A Preferred Stock are set forth in a Certificate of Designations to be filed in connection with the Closing. The issuance will be conditioned upon the occurrence of the Effective Time and occur as of the close of business on the Closing Date.
●	Lincoln Park Purchase Arrangement: Tailwind, Nuburu and Lincoln Park have entered into a purchase agreement pursuant to which New Nuburu may direct Lincoln Park to purchase up to $100 million of New Nuburu Common Stock from time to time over a 48-month period, subject to certain limitations contained in the Lincoln Park Purchase Agreement. At the Closing, New Nuburu is obligated to issue 200,000 shares of New Nuburu Common Stock to Lincoln Park, and 30 days after the Closing, a number of shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of the New Nuburu Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share.
●	Founder Shares: In June 2020, the Sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (269,607 of which were subsequently forfeited following the underwriter’s partial exercise of its over-allotment option). In connection with the Business Combination, the Founder Shares held by the Sponsor will be forfeited other than the Retained Sponsor Shares. “Retained Sponsor Shares” means an amount of Class B Common Stock equal to (i) (x) 2,000,000 shares in the aggregate, if the Post-Redemption Trust Amount is greater than $40,000,000 in the aggregate or (y) 1,500,000 shares in the aggregate, if the Post-Redemption Trust Amount is equal to or less than $40,000,000 in the aggregate, in either case, minus (ii) the Expense Excess Shares, if any. See “Other Agreements — Sponsor Support Agreement” for more information. Accordingly, following the Extension Redemptions, the Sponsor will retain 1,500,000 Founder Shares in the aggregate minus the Expense Excess Shares. For purposes hereof, the unaudited pro forma condensed combined financial information contained herein assumes that there will be no Expense Excess Shares.

Expected Accounting for the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP because Nuburu has been determined to be the accounting acquirer under each of the redemption scenarios presented. Under this method of accounting, Tailwind, which is the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes and Nuburu, which is the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities and results of operations of Nuburu will become the historical financial statements of New Nuburu, and Tailwind’s assets, liabilities and results of operations will be consolidated with Nuburu’s beginning on the acquisition date. For accounting purposes, the financial statements of New Nuburu will represent a continuation of the financial statements of Nuburu with the Business Combination being treated as the equivalent of Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind will be stated at historical costs and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of Nuburu in future reports of New Nuburu.

Nuburu was determined to be the accounting acquirer under each of the redemption scenarios presented based on evaluation of the following facts and circumstances:

●	Nuburu stockholders comprise a relative majority of the voting power of New Nuburu under each of the Maximum Redemption Scenario, the 50% Redemption Scenario and No Additional Redemptions Scenario;

●	The New Nuburu Board will initially consist only of members of the current Nuburu board of directors or nominees selected by Nuburu;
●	Nuburu’s operations prior to the acquisition comprise the only ongoing operations of New Nuburu;
●	Nuburu’s senior management will comprise the senior management of New Nuburu;
●	New Nuburu will assume the Nuburu name; and
●	Nuburu’s headquarters will become New Nuburu’s headquarters.

The final allocation of consideration payable to Nuburu equityholders will be determined upon the completion of the Business Combination and related events and could differ materially from the three scenarios presented.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of New Nuburu following the completion of the Business Combination. The unaudited pro forma adjustments represent Tailwind management’s estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information contained herein assumes that the Tailwind stockholders approve the Business Combination. Pursuant to the Pre-Closing Certificate of Incorporation, Tailwind’s public stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. Tailwind cannot predict how many of its public stockholders will exercise their right to redeem their Class A Common Stock for cash. The unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Extension Redemptions and the Business Combination, as follows:

●	The No Additional Redemptions Scenario. This presentation assumes:
●	No Class A stockholders of Tailwind exercise their redemption rights with respect to their redeemable public shares upon Closing.
●	The 50% Redemption Scenario. This presentation assumes:
●	Tailwind Class A stockholders holding 1,616,421 shares of Class A Common Stock will exercise their redemption rights for approximately $16.5 million of the funds in Tailwind’s Trust Account in the aggregate.
●	The Maximum Redemption Scenario. This presentation assumes:
●	Tailwind Class A stockholders holding no more than 2,007,641 shares of Class A Common Stock will exercise their redemption rights for $20.5 million of the funds in Tailwind’s Trust Account in the aggregate; the maximum redemption scenario reflects the maximum number of Tailwind public shares that can be redeemed under the Pre-Closing Tailwind Certificate of Incorporation, such that Tailwind maintains a minimum net tangible asset value of at least $5.0 million at the time of the Closing, after giving effect to the payments to redeeming stockholders and giving effect to the Business Combination.

The following summarizes the pro forma New Nuburu Common Stock issued and outstanding immediately after the Business Combination, presented under the three redemption scenarios, and totals may not add up to 100% due to rounding:

	No Additional Redemptions		50% Redemptions		Maximum Redemptions
	No. of		No. of		No. of
	Common	% Common	Common	% Common	Common		% Common
Stockholder	Shares	Ownership	Shares	Ownership	Shares		Ownership
Nuburu Stockholders(1)(2)	31,241,684	86.4%	31,241,684	90.4%	31,241,684		91.4%
Tailwind Public Stockholders(2)	3,232,841	8.9%	1,616,421	4.7%	1,225,200	(3)	3.6%
Tailwind Sponsor(2)	1,500,000	4.1%	1,500,000	4.3%	1,500,000		4.4%
Lincoln Park Commitment Shares(4)	200,000	0.6%	200,000	0.6%	200,000		0.6%
Total	36,174,525	100.0%	34,558,105	100.0%	34,166,884		100.0%
(1)	Representing New Nuburu Common Stock to be issued to Nuburu stockholders (i.e., in respect of Nuburu Preferred Stock and Nuburu Common Stock (including Nuburu Common Stock issued in respect of the Company Notes and any Nuburu warrants that will be net exercised, but excluding shares of New Nuburu Common Stock to be subject to Exchanged Options and Exchanged RSUs)).
(2)	Excludes New Nuburu Series A Preferred Stock to be issued through the Preferred Stock Issuance. Ownership of New Nuburu Series A Preferred Stock is described in more detail in the table below.
(3)	Reflects maximum amount of remaining shares of Class A Common Stock that could be redeemed under the Pre-Closing Tailwind Certificate of Incorporation that would not cause Tailwind’s net tangible assets to be less than $5,000,001, based on current estimates of the net tangible assets of the combined company upon consummation of the Business Combination.
(4)	Lincoln Park holds no shares of Tailwind common stock as of the date of this proxy statement/prospectus. New Nuburu will issue (i) 200,000 commitment shares to Lincoln Park at the Closing, and (ii) 30 days after the Closing, a number of commitment shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of New Nuburu Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share.

The three alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statement of operations are based on the assumption that there are no adjustments (i) for the outstanding Public Warrants issued by Tailwind as such securities are not exercisable until 30 days after the Closing or (ii) for the outstanding Private Placement Warrants as the Sponsor has agreed to cancel such securities held by Sponsor in connection with the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

The following summarizes the pro forma New Nuburu Series A Preferred Stock issued and outstanding immediately after the Business Combination, presented under the three redemption scenarios, and totals may not add up to 100% due to rounding:

	No Additional
	Redemptions		50% Redemptions		Maximum Redemptions
	No. of		No. of		No. of
	Preferred	% Preferred	Preferred	% Preferred	Preferred	% Preferred
Stockholder	Shares	Ownership	Shares	Ownership	Shares	Ownership
Nuburu Stockholders(1)	—	—%	—	—%	—	—%
Nuburu Company Noteholders(2)	630,641	11.8%	630,641	16.8%	630,641	18.8%
Tailwind Public Stockholders	3,232,841	60.3%	1,616,421	43.1%	1,225,200	36.5%
Tailwind Sponsor	1,000,000	18.6%	1,000,000	26.7%	1,000,000	29.8%
Anzu Warrant Shares(3)	500,000	9.3%	500,000	13.3%	500,000	14.9%
Total	5,363,482	100.0%	3,747,062	100.0%	3,355,841	100.0%
(1)

Assumes that, as of the Closing, each Nuburu stockholder will have waived its right to participate in the Preferred Stock Issuance (for clarity, excluding any shares to be received as a result of the conversion of any Company Notes prior to the Closing, which shall be entitled to participate in the Preferred Stock Issuance). As of the date of this proxy statement/prospectus, Nuburu stockholders entitled to receive approximately 98% of the New Nuburu Common Stock to be issued as merger consideration pursuant to the Business Combination Agreement have agreed to waive such right by entering into the Stockholder Support Agreement (for clarity, excluding any shares to be received as a result of the conversion of any Company Notes).

(2)

Assumes no additional Company Notes will be issued other than the $5,300,000 that have been issued by Nuburu to date, and assumes, solely for the purposes of this presentation, that the Closing took place on October 31, 2022 and that interest has accrued on the Company Notes from the applicable date of issuance through such date. If additional Company Notes are issued, or if additional months of interest accrue on the Company Notes, then additional New Nuburu Common Stock will be issued in respect of the Company Notes. As discussed elsewhere in this proxy statement/prospectus, the shares of New Nuburu Common Stock will participate in the Preferred Stock Issuance and, as such, if additional New Nuburu Common Stock is issued with respect to the Company Notes, additional shares of New Nuburu Series A Preferred Stock will be issued accordingly.

(3)	Represents 500,000 shares of New Nuburu Series A Preferred Stock underlying a warrant to be issued to Anzu Partners pursuant to the Services Agreement.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2022

(in thousands, except share and per share amounts)

			Assuming No Additional						Assuming Maximum
			Redemptions			Assuming 50% Redemptions			Redemptions
			Transaction			Transaction			Transaction
			Accounting		Pro Forma	Accounting		Pro Forma	Accounting		Pro Forma
	Tailwind	Nuburu	Adjustments		Combined	Adjustments		Combined	Adjustments		Combined
Assets
Cash and cash equivalents	$385	$4,048	$20,449	A	$24,882	$3,932	A	$8,365	$(66)	A	$4,367
Accounts receivable	—	744	—		744	—		744	—		744
Inventories, net	—	1,105	—		1,105	—		1,105	—		1,105
Deferred financing costs	—	2,835	(2,835)	F	—	(2,835)	F	—	(2,835)	F	—
Prepaid expenses and other	115	82	—		197	—		197	—		197
Total Current Assets	500	8,814	17,614		26,928	1,097		10,411	(2,901)		6,413

Property and Equipment, net	—	3,820	—		3,820	—		3,820	—		3,820
Construction in progress	—	26	—		26	—		26	—		26
Right-of-use asset	—	717	—		717	—		717	—		717
Deposits	—	34	—		34	—		34	—		34
Investment held in Trust Account	33,034	—	(33,034)	B	—	(33,034)	B	—	(33,034)	B	—

Total Assets	$33,534	$13,411	$(15,420)		$31,525	$(31,937)		$15,008	$(35,935)	$	11,010
Liabilities
Accounts payable and accrued expenses	$4,639	$5,397	$(4,639)	C	$2,562	$(4,639)	C	$2,562	$(4,639)	C	$2,562
			(2,835)	F		(2,835)	F		(2,835)	F
Contract liabilities	—	259	—		259	—		259	—		259
Operating lease liability, current	—	336	—		336	—		336	—		336
Company Notes payable	—	5,300	(5,300)	K	—	(5,300)	K	—	(5,300)	K	—
Income taxes payable	279	—	—		279	—		279	—		279

Total current liabilities	4,918	11,292	(12,774)		3,436	(12,774)		3,436	(12,774)		3,436

Operating lease liability, noncurrent	—	461	—		461	—		461	—		461
Convertible note – related party	600	—	(600)	J	—	(600)	J	—	(600)	J	—
Deferred underwriting commissions	11,698	—	(11,698)	D	—	(11,698)	D	—	(11,698)	D	—
Warrant liabilities	2,113	—	—		2,113	—		2,113	—		2,113
Total liabilities	19,329	11,753	(25,072)		6,010	(25,072)		6,010	(25,072)		6,010
Mezzanine equity
Preferred stock	—	—	1	P	1	—	Q	—	—	R	—
Class A common stock subject to possible redemption	32,893	—	(32,893)	E	—	(32,893)	E	—	(32,893)	E	—
Total mezzanine equity	32,893	—	(32,892)		1	(32,893)		(32,893)	—
Preferred stock	—	4	(4)	P	—	(4)	Q	—	(4)	R	—
Common stock	—	1	2	P	3	2	Q	3	2	R	3
Class A common stock	—	—	—		—	—		—
Class B common stock	1	—	(1)	O	—	(1)	O	—	(1)	O	—
Additional paid-in capital	—	58,823	12,160	P	70,983	(4,356)	Q	54,467	(8,354)	R	50,469
Accumulated deficit	(18,689)	(57,170)	18,689	N	(45,472)	18,689	N	(45,472)	18,689	N	(45,472)
			11,698	D		11,698	D		11,698	D
Total stockholders’ equity	(18,688)	1,658	42,544		25,514	26,028		8,998	22,030		5,000
Total liabilities, mezzanine equity & stockholders’ equity	$33,534	$13,411	$(15,420)		$31,525	$(31,937)		$15,008	$(35,935)		$11,010

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2022

(in thousands, except share and per share amounts)

			Assuming No						Assuming Maximum
			Additional Redemptions			50% Redemptions			Redemptions
	Tailwind	Nuburu	Transaction Accounting Adjustments	Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined
Revenue	$—	$1,006	$—	$1,006		$—	$1,006		$—	$1,006
Cost of revenue	—	3,654	—	3,654		—	3,654		—	3,654
Gross margin	—	(2,648)	—	(2,648)		—	(2,648)		—	(2,648)
Research and development expenses	—	2,685	—	2,685		—	2,685		—	2,685
Sales and marketing expenses	—	605	—	605		—	605		—	605
General and administrative expenses	—	4,131	—	4,131		—	4,131		—	4,131
Formation and operational costs	1,462	—	—	1,462		—	1,462		—	1,462
Operating loss	(1,462)	(10,069)	—	(11,531)		—	(11,531)		—	(11,531)
Interest income (expense), net	—	(38)	—	(38)		—	(38)		—	(38)
Change in fair value of warrant liabilities	11,621	—	—	11,621		—	11,621		—	11,621
Interest earned on marketable securities held in Trust Account	1,573	—	(1,573)	—		(1,573)	—		(1,573)	—
Income (loss) before income taxes	11,732	(10,107)	(1,573)	52		(1,573)	52		(1,573)	52
Income tax expense	(279)	—	—	(279)		—	(279)		—	(279)
Net income (loss)	$11,453	$(10,107)	$(1,573)	$(227)		$(1,573)	$(227)		$(1,573)	$(227)
Net income (loss) per share
Basic earnings (loss) per share				$(0.01)	b		$(0.01)	b		$(0.01)	b
Diluted earnings (loss) per share				$(0.01)	c		$(0.01)	c		$(0.01)	c
Weighted average shares outstanding
Basic weighted-average common shares outstanding				36,174,525			34,558,105			34,166,884
Diluted weighted-average common shares outstanding				39,932,768			38,316,348			37,925,127

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Fiscal Year Ended December 31, 2021

(in thousands, except share and per share amounts)

			Assuming No								Assuming Maximum
			Additional Redemptions				50% Redemptions				Redemptions
			Transaction				Transaction				Transaction
			Accounting		Pro Forma		Accounting		Pro Forma		Accounting		Pro Forma
	Tailwind	Nuburu	Adjustments		Combined		Adjustments		Combined		Adjustments		Combined
Revenue	$—	$377	$—		$377		$—		$377		$—		$377
Cost of revenue	—	1,766	—		1,766		—		1,766		—		1,766
Gross profit	—	(1,389)	—		(1,389)		—		(1,389)		—		(1,389)
Research and development expenses	—	2,463	—		2,463		—		2,463		—		2,463
Sales and marketing expenses	—	1,648	—		1,648		—		1,648		—		1,648
General and administrative expenses	—	3,885	—		3,885		—		3,885		—		3,885
Formation and operational costs	5,572	—	—		5,572		—		5,572		—		5,572
Operating loss	(5,572)	(9,385)	—		(14,957)		—		(14,957)		—		(14,957)
Interest income (expense), net	—	1	—		1		—		1		—		1
Change in fair value of warrant liabilities	23,241	—	—		23,241		—		23,241		—		23,241
Interest earned on marketable securities held in Trust Account	120	—	(120)	a	—		(120)	a	—		(120)	a	—
Income (loss) before income taxes	23,361	(9,384)	(120)		8,285		(120)		8,285		(120)		8,285
Income tax expense	—	—	—		—		—		—		—		—
Net income (loss)	$17,789	$(9,384)	$(120)		$8,285		$(120)		$8,285		$(120)		$8,285
Net income per share
Basic earnings per share					$0.23	b			$0.24	b			$0.24	b
Diluted earnings per share					$0.21	c			$0.22	c			$0.22	c
Weighted average shares outstanding
Basic weighted-average common shares outstanding					36,174,525				34,558,105				34,166,884
Diluted weighted-average common shares outstanding					39,932,768				38,316,348				37,925,127

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination had been consummated on September 30, 2022 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2021, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations, and are inclusive of Extension Redemptions.

The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP.

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of Nuburu with the acquisition being treated as the equivalent of Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind will be stated at historical cost, with no goodwill or other intangible assets recorded.

The pro forma adjustments represent management’s estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

2.	Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Nuburu. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies.

3.	Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma basic and diluted per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Nuburu and Tailwind shares outstanding, assuming the Business Combination and other related events occurred on January 1, 2021.

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 reflects the following adjustments (in thousands):

A — Represents the net impact from pro forma adjustments to cash and cash equivalents triggered by the Business Combination (in thousands):

	Assuming No		Assuming		Assuming
	Additional		50%		Maximum
	Redemptions		Redemptions		Redemptions
Cash inflow from Tailwind’s trust account	$33,034	B	$33,034	B	$33,034	B
Payment of Tailwind’s accounts payable and accrued expenses	(4,639)	C	(4,639)	C	(4,639)	C
Payment of Nuburu’s deferred financing costs	(2,835)	F	(2,835)	F	(2,835)	F
Payments of estimated transaction expenses incurred by Nuburu	(2,715)	G	(2,715)	G	(2,715)	G
Payments of estimated transaction expenses incurred by Tailwind	(1,361)	H	(1,361)	H	(1,361)	H
Tax withdrawal expense	(435)	I	(435)	I	(435)	I
Extension payment	(600)	J	(600)	J	(600)	J
Redemption of 50% of remaining shares of Class A Common Stock after Extension Redemptions	—		(16,517)	L	—
Redemption of the maximum number of shares of Class A Common Stock after Extension Redemptions	—		—		(20,515)	M
Net pro forma adjustment to cash	$20,449	A	$3,932	A	$(66)	A

B — Represents the reclassification of $33.0 million of investments held in the Trust Account that becomes available following the Business Combination. Redemption scenarios are discussed below in footnotes L and M.

C — Represents the settlement in cash of $4.6 million in accounts payable and accrued expenses.

D — Reflects the waiver of Tailwind’s $11.7 million deferred underwriting fee payable to Jefferies LLC.

E — Reflects the reclassification of $32.9 million of Class A Common Stock subject to possible redemption to permanent equity.

F — Represents the recognition against additional paid-in capital of costs incurred by Nuburu related to consummation of the Business Combination between Tailwind and Nuburu. This adjustment converts $2.8 million in costs originally recognized in Nuburu’s historical financial statements as a deferred transaction costs asset to additional paid-in capital as of the Closing as well as $2.7 million of additional estimated costs to be recognized. This adjustment also represents the settlement in cash of $2.8 million in such costs that Nuburu had recognized but not paid as of September 30, 2022.

G — Represents cash that will be used to pay the estimated transaction costs, legal and other fees, that will be due from Nuburu on the Closing, but have not yet been accrued and reported as a liability on Nuburu’s balance sheet. For purposes of a reverse recapitalization transaction, these transaction costs will be treated as a reduction of the cash proceeds resulting from the transactions and, accordingly, will be reported as a reduction to additional paid-in capital.

H — Represents cash that will be used to pay the estimated transaction costs, legal and other fees, that will be due from Tailwind on the Closing, but have not yet been accrued and reported as a liability on Tailwind’s balance sheet. For purposes of a reverse recapitalization transaction, these transaction costs will be treated as a reduction of the cash proceeds resulting from the transactions and, accordingly, will be reported as a reduction to additional paid-in capital.

I — Represents the tax withdrawal expense associated with the reclassification of investments held in the Trust Account that becomes available following the Business Combination.

J — Represents the extension payment.

K — Reflects the settlement of Company Notes payable in Nuburu common stock.

L — Represents redemption of 1,616,421 shares of Class A Common Stock for approximately $16.5 million allocated to common stock and additional paid-in capital using par value $0.0001 per share and a redemption price of $10.22 per share.

M — Represents redemption of 2,007,641 shares of Class A Common Stock for approximately $20.5 million allocated to common stock and additional paid-in capital using par value $0.0001 per share and a redemption price of $10.22 per share.

N — Represents the recapitalization of Tailwind’s historical accumulated deficit to additional paid-in capital.

O — Reflects the forfeiture of 6.9 million shares of Class B Common Stock at the consummation of the Business Combination.

P — Represents the net impact of the following pro forma adjustments related to (1) the Business Combination, inclusive of the issuance of New Nuburu Common Stock for Nuburu’s issued and outstanding common stock immediately prior to the Business Combination, (2) Tailwind’s issued and outstanding Class A common stock prior to the Business Combination, (3) transaction costs, and (4) certain other transactions triggered by the Business Combination on the capital accounts of New Nuburu (in thousands):

	Scenario 1 – Assuming No Additional Redemptions
			Tailwind	Nuburu
	New Nuburu Par		Par	Par
	Value		Value	Value	Additional
	Common	Preferred	Common	Preferred	Paid-in
	Stock	Stock	Stock	Stock	Capital
Reclassification of redeemable Tailwind shares to Class A Common stock	$—	$—	$—	$—	$32,893
Forfeiture of Tailwind Class B Common Stock	—	—	(1)	—	1
Conversion of Nuburu Preferred Stock to New Nuburu Common Stock	2	—	—	(4)	2
Conversion of Company Notes to New Nuburu Common Stock to be issued	—	—	—	—	5,300
Issuance of New Nuburu preferred stock subject to future redemption	—	1	—	—	(1)
Adjustment for share issuance and conversion transaction	2	1	(1)	(4)	38,195
Estimated Tailwind transaction costs	—	—	—	—	(1,361)
Estimated Nuburu transaction costs	—	—	—	—	(5,550)
Tax withdrawal expense	—	—	—	—	(435)
Elimination of Tailwind’s historical accumulated deficit	—	—	—	—	(18,689)
Total adjustments to par value and additional paid-in capital	$2	$1	$(1)	$(4)	$12,160

Q — Represents redemption of 1.6 million shares of Tailwind’s Class A Common Stock for cash. The redemption amount has been allocated to New Nuburu Common Stock and additional paid-in capital using New Nuburu Common Stock with a par value of $0.0001 per share (in thousands):

	Scenario 2 – Assuming 50% Redemptions
			Tailwind	Nuburu
	New Nuburu Par		Par	Par
	Value		Value	Value	Additional
	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Paid-in Capital
Reclassification of redeemable Tailwind shares to Class A Common stock	$—	$—	$—	$—	$32,893
Forfeiture of Tailwind Class B Common Stock	—	—	(1)	—	1
Conversion of Nuburu Preferred Stock to New Nuburu Common Stock	2	—	—	(4)	2
Conversion of Company Notes to New Nuburu Common Stock to be issued	—	—	—	—	5,300
Redemption of 1,616,421 shares of Class A Common Stock	—	—	—	—	(16,517)
Adjustment for share issuance and conversion transaction	2	—	(1)	(4)	21,679
Estimated Tailwind transaction costs	—	—	—	—	(1,361)
Estimated Nuburu transaction costs	—	—	—	—	(5,550)
Tax withdrawal expense	—	—	—	—	(435)
Elimination of Tailwind’s historical accumulated deficit	—	—	—	—	(18,689)
Total adjustments to par value and additional paid-in capital	$2	$—	$(1)	$(4)	$(4,356)

R — Represents the redemption of 2.0 million shares of Tailwind’s Class A Common Stock for cash. The redemption amount has been allocated to New Nuburu Common Stock and additional paid-in capital using New Nuburu Common Stock with a par value of $0.0001 per share (in thousands):

	Scenario 3 – Assuming Maximum Redemptions
			Tailwind	Nuburu
	New Nuburu Par		Par	Par
	Value		Value	Value	Additional
	Common	Preferred	Common	Preferred	Paid-in
	Stock	Stock	Stock	Stock	Capital
Reclassification of redeemable Tailwind shares to Class A Common stock	$—	$—	$—	$—	$32,893
Forfeiture of Tailwind Class B Common Stock	—	—	(1)	—	1
Conversion of Nuburu Preferred Stock to New Nuburu Common Stock	2	—	—	(4)	2
Conversion of Company Notes to New Nuburu Common Stock to be issued	—	—	—	—	5,300
Redemption of 2,007,641 shares of Class A Common Stock	—	—	—	—	(20,516)
Adjustment for share issuance and conversion transaction	2	—	(1)	(4)	17,680
Estimated Tailwind transaction costs	—	—	—	—	(1,361)
Estimated Nuburu transaction costs	—	—	—	—	(5,550)
Tax withdrawal expense	—	—	—	—	(435)
Elimination of Tailwind’s historical accumulated deficit	—	—	—	—	(18,689)
Total adjustments to par value and additional paid-in capital	$2	$—	$(1)	$(4)	$(8,354)

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2022 and for the Fiscal year Ended December 31, 2021

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and for the fiscal year ended December 31, 2021 reflects the following adjustments:

a — Represents the elimination of interest income earned on cash equivalents held in Tailwind’s Trust Account during the period.

b — Basic net loss per share as a result of the pro forma adjustments.

c — Diluted net loss per share as a result of the pro forma adjustments.

4.	Net Income per Share

As the Business Combination has been reflected as if it occurred on January 1, 2021 for purposes of the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and the year ended December 31, 2021, the calculation of weighted average shares outstanding for pro forma basic and diluted net income per share assumes the shares issuable in connection with the Business Combination had been outstanding as of such date. If shares of Class A Common Stock are redeemed, this calculation would need to be adjusted to reflect the impact of such redemptions.

The unaudited pro forma combined financial information has been prepared assuming three redemption scenarios for the nine months ended September 30, 2022 and for the year ended December 31, 2021:

	For the Nine Months ended September 30, 2022			For the Year ended December 31, 2021
	Assuming No	Assuming	Assuming	Assuming No	Assuming	Assuming
	Additional	50%	Maximum	Additional	50%	Maximum
In thousands, except share and per share amounts	Redemption	Redemption	Redemption	Redemption	Redemption	Redemption
Pro forma net income	$(227)	$(227)	$(227)	$8,285	$8,285	$8,285
Weighted average shares outstanding – Basic (1)	36,174,525	34,558,105	34,166,884	36,174,525	34,558,105	34,166,884
Weighted average shares outstanding – Diluted (1)	39,932,768	38,316,348	37,925,127	39,932,768	38,316,348	37,925,127
Basic net income (loss) per share, Class A Common Stock	$(0.01)	$(0.01)	$(0.01)	$0.23	$0.24	$0.24
Diluted net income (loss) per share, Class A Common Stock	$(0.01)	$(0.01)	$(0.01)	$0.21	$0.22	$0.22
(1)	These numbers reflect the “Total at Close” share counts assuming the No Additional Redemptions Scenario, the 50% Redemption Scenario and the Maximum Redemption Scenario outlined in the pro-forma capitalization table, which may be found in the introductory narrative subsection of this “Unaudited Pro Forma Condensed Combined Financial Information” section. The “Total at Close” number is used to approximate the weighted average shares outstanding for the pro-forma income statement period because the amount or timing of any subsequent equity issuances following the Business Combination is not yet known.

The above calculation excludes the effects of dilutive preferred stock from the computation of diluted net loss per share as the effect would be to reduce the net income per share. Therefore, the weighted average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders of the combined entity is the same.

TAILWIND SPECIAL MEETING OF STOCKHOLDERS

General

Tailwind is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Tailwind Special Meeting to be held on                , 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Tailwind’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Tailwind Special Meeting.

Date, Time and Place

The Tailwind Special Meeting will be held on                , 2022, at            Eastern Time, via a virtual meeting. On or about           , 2022, Tailwind commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Tailwind Special Meeting.

Purpose of Tailwind Special Meeting

Tailwind stockholders are being asked to vote on the following proposals:

(1)	the Business Combination Proposal;
(2)	the Charter Proposal;
(3)	the Advisory Charter Proposals;
(4)	the Director Appointment Proposal;
(5)	the Listing Proposal;
(6)	the Equity Incentive Plan Proposal;
(7)	the ESPP Proposal; and
(8)	the Adjournment Proposal (if necessary).

Recommendation of the Tailwind Board of Directors

The Tailwind board of directors has unanimously determined that the Business Combination, on the terms and conditions set forth in the Business Combination Agreement, is advisable and in the best interests of Tailwind and its stockholders and has directed that the proposals set forth in this proxy statement/prospectus be submitted to its stockholders for approval at the Tailwind Special Meeting on the date and at the time and place set forth in this proxy statement/prospectus. The Tailwind board of directors unanimously recommends that Tailwind’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Advisory Charter Proposals, “FOR” the Director Appointment Proposal, “FOR” the Listing Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (if necessary).

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Tailwind Special Meeting if you owned Tailwind Shares at the close of business on November 25, 2022, which is the record date for the Tailwind Special Meeting. You are entitled to one (1) vote for each Tailwind Share that you owned as of the close of business on the Tailwind record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Tailwind record date, there were 11,588,234 Tailwind Shares outstanding, of which 3,232,841 are shares of Class A Common Stock and 8,355,393 are shares of Class B Common Stock.

Vote of the Sponsor and Tailwind’s Directors and Officers

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), each of the proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor and Tailwind’s directors and officers have agreed to vote any shares of common stock owned by them in favor of each proposal.

The Sponsor has waived, for no consideration, any redemption rights in connection with the Business Combination. The Class B Common Stock held by the Sponsor have no redemption rights upon Tailwind’s liquidation and will be worthless if no business combination is effected by Tailwind by March 9, 2023. However, the Sponsor is entitled to redemption rights upon Tailwind’s liquidation with respect to any shares of Class A Common Stock it may own.

Quorum and Required Vote for Proposals for the Tailwind Special Meeting

A quorum of Tailwind stockholders is necessary to hold a valid meeting. A quorum will be present at the Tailwind Special Meeting if a majority of the issued and outstanding Tailwind Shares entitled to vote as of the Tailwind record date at the Tailwind Special Meeting is represented virtually or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. As of the Tailwind record date for the Tailwind Special Meeting, 5,794,118 Tailwind Shares would be required to achieve a quorum. The Sponsor currently owns approximately 72.1% of the issued and outstanding shares of Tailwind common stock, which will count towards this quorum. As such, the shares owned by the Sponsor are sufficient to establish a quorum.

Approval of the Business Combination Proposal, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present. Approval of the Charter Proposal requires the vote of a majority of the Tailwind common stock outstanding, voting together as a single class at a meeting at which a quorum is present, and the affirmative vote of a majority of Class B Common Stock outstanding, voting as a separate class. Tailwind intends to treat each of the Advisory Charter Proposals as being approved if it receives the affirmative vote of a majority of the shares of common stock outstanding, voting together as a single class at a meeting at which a quorum is present, and the affirmative vote of a majority of the shares of Class B Common Stock outstanding, voting as a separate class. The Tailwind board of directors has already approved each of the proposals. Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), each of the proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote in favor of each of the proposals. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

If Tailwind stockholders fail to approve the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal, the Business Combination will not occur. The Adjournment Proposal is not conditioned on the approval of any other proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then the Business Combination may not be consummated. If Tailwind does not consummate the Business Combination and fails to complete an initial business combination by March 9, 2023, Tailwind will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders.

Recommendation of the Tailwind Board of Directors

Tailwind’s board of directors unanimously determined that the Business Combination Agreement and the transactions contemplated thereby, including the Merger, were advisable and in the best interests of, Tailwind and its stockholders. Accordingly, Tailwind’s board of directors unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal and the other proposals hereby.

When you consider the recommendation of Tailwind’s board of directors in favor of approval of these proposals, you should keep in mind that Tailwind’s directors, officers and Sponsor have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. See “Risk Factors — Risks Related to the Business Combination — Since the Sponsor and Tailwind’s officers and directors who are members of the Sponsor have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nuburu is appropriate as a business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.” The members of the Tailwind board of directors were aware of and considered these interests, among other matters, when they approved the Business Combination Agreement and recommended that Tailwind stockholders approve the proposals required to effect the Business Combination. The Tailwind board of directors determined that the overall benefits expected to be received by Tailwind and its stockholders in the Business Combination outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Tailwind board of directors determined that these interests could be adequately disclosed to stockholders in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein. These interests include, among other things:

●	the fact that our Sponsor has agreed, for no consideration, not to redeem any Class A Common Stock held by the Sponsor in connection with a stockholder vote to approve a proposed initial business combination;
●	the fact that the Sponsor paid an aggregate of $25,000 for the 8,355,393 shares of Class B Common Stock currently owned by the Sponsor and such securities will have a significantly higher value at the time of the Business Combination;
●	the fact that the Sponsor (and Tailwind’s officers and directors who are members of the Sponsor) has invested in Tailwind an aggregate of $10,325,000, of which $25,000 was for the purchase of the 8,355,393 Founder Shares and $600,000 was for the Extension Loan. Assuming a trading price of $10.07 per share of Class A Common Stock (based upon the closing price of the Class A Common Stock on the NYSE American on November 18, 2022), the 8,355,393 Founder Shares would have an implied aggregate market value of $84,138,807.50. Even if the trading price of the shares of New Nuburu Common Stock were as low as $1.24 per share, the aggregate market value of the Founder Shares alone would be approximately equal to the initial investment in Tailwind by the Sponsor. As a result, the Sponsor is likely to be able to make a substantial profit on its investment in Tailwind at a time when shares of New Nuburu Common Stock have lost significant value. On the other hand, if Tailwind fails to complete a business combination before March 9, 2023, the Sponsor will likely lose its entire investment in Tailwind;
●	the fact that, following the Closing, the Sponsor will own 1,500,000 shares of New Nuburu Common Stock. Assuming a trading price of $10.07 per share of Class A Common Stock (based upon the closing price of the Class A Common Stock on the NYSE American on November 18, 2022), the approximate dollar value of such ownership positions is $15,105,000. Additionally, following the Closing, the 1,500,000 shares of New Nuburu Common Stock owned by the Sponsor will amount to approximately 4.1% of New Nuburu in the No Additional Redemption Scenario, approximately 4.3% of New Nuburu in the 50% Redemption Scenario and approximately 4.4% of New Nuburu in the Maximum Redemption Scenario. Taking into account an approximate transaction value of $350,000,000, the approximate dollar value of such percentage ownership positions is $14,350,000, $15,050,000 and $15,400,000, respectively. As noted above, the Sponsor (and Tailwind’s officers and directors who are members of the Sponsor) has invested in Tailwind an aggregate of $10,325,000, of which $25,000 was for the purchase of the 8,355,393 Founder Shares and $600,000 was for the Extension Loan;
●	the fact that the Sponsor and Tailwind’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;
●	the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Tailwind stockholders experience a negative rate of return in the post-business combination company;
●	the fact that the Sponsor has agreed to waive its rights to liquidating distributions, for no consideration, from the trust account with respect to any shares of common stock (other than public shares) held by the Sponsor if Tailwind fails to complete an initial business combination by March 9, 2023;
●	the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Tailwind in an aggregate amount of up to $1,500,000 may be converted into Working Capital Warrants in connection with the consummation of the Business Combination;
●	the continued indemnification of Tailwind’s directors and officers and the continuation of Tailwind’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);

●	the fact that if the Trust Account is liquidated, including in the event Tailwind is unable to complete an initial business combination by March 9, 2023, the Sponsor has agreed to indemnify Tailwind to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Tailwind has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Tailwind, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;
●	the fact that Tailwind may be entitled to distribute or pay over funds held by Tailwind outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing;
●	The Sponsor, as well as Tailwind’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Tailwind’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Tailwind fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Tailwind may not be able to reimburse these expenses if the Business Combination or another business Combination is not completed by March 9, 2023;
●	The fact that the Sponsor and Tailwind’s officers and directors will lose their entire investment in Tailwind and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if the Business Combination is not consummated by March 9, 2023; and
●	That in connection with the Extension Amendment, the Sponsor agreed to provide the Extension Loan to Tailwind to be deposited into the Trust Account. The Extension Loan is payable upon the consummation of the Business Combination or another business combination. However, if Tailwind fails to consummate a business combination within the required period, the Sponsor will not have any claim against the Trust Account for reimbursement. Accordingly, Tailwind may not be able to repay the Extension Loan if the Business Combination or another business combination is not completed by March 9, 2023.

Neither the Sponsor nor Tailwind’s officers or directors have any interest in, or affiliation with, Nuburu, or any fiduciary or contractual interest with other entities that would be material to the Business Combination.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. For Class B common stock only, abstentions will have the same effect as a vote “AGAINST” the Charter Proposal and Advisory Charter Proposals. For all other proposals, abstentions and broker non-votes will have no effect.

Voting Your Shares

Each share of Tailwind common stock that you own in your name entitles you to one (1) vote on each of the proposals for the Tailwind Special Meeting. Your one or more proxy cards show the number of Tailwind Shares that you own. There are several ways to have your Tailwind Shares voted:

●	You can submit a proxy to vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Tailwind Special Meeting. If you submit a proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Tailwind Shares will be voted as recommended by Tailwind’s board of directors. Tailwind’s board of directors unanimously recommends that Tailwind’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Advisory Charter Proposals, “FOR” the Director Appointment Proposal, “FOR” the Listing Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal (if necessary).

●	You can attend the Tailwind Special Meeting and vote virtually even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you arrive or sign into the virtual meeting. However, if your Tailwind Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Tailwind can be sure that the broker, bank or nominee has not already voted your Tailwind Shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may notify Tailwind’s secretary in writing before the Tailwind Special Meeting that you have revoked your proxy; or
●	you may attend the Tailwind Special Meeting virtually, revoke your proxy, and vote online as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters May be Presented at the Tailwind Special Meeting

The Tailwind Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal (if necessary). Under Tailwind’s Bylaws, no other matters may be considered at the Tailwind Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Tailwind Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your Tailwind Shares, you may call Morrow Sodali LLC, the proxy solicitation agent for Tailwind, toll-free at (800) 662-5200 (banks and brokers call (203) 658-9400) or email at TWND.info@investor.morrowsodali.com.

Redemption Rights

Holders of Class A Common Stock may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any public stockholder holding Class A Common Stock may demand that Tailwind redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was approximately $10.22 per share as of November 29, 2022), calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Nuburu is consummated, Tailwind will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

Notwithstanding the foregoing, a holder of Class A Common Stock, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Class A Common Stock. Accordingly, no shares of Class A Common Stock in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will be redeemed for cash.

Holders of Class B Common Stock will not have redemption rights with respect to such shares. Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company’s DWAC System, to Tailwind’s transfer agent prior to the vote at the Tailwind Special Meeting. If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Tailwind’s transfer agent can be contacted at the following address:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, NY 10004

Attn: Proxy Services

Email: proxy@continentalstock.com

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then Tailwind’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, Tailwind will promptly return any shares delivered by public holders. If Tailwind would be left with less than $5,000,001 of net tangible assets as a result of the holders of Class A Common Stock properly demanding redemption of their shares for cash, Tailwind will not be able to consummate the Business Combination.

The closing price of Class A Common Stock on November 25, 2022, the Tailwind record date, was $10.08. The cash held in the Trust Account on such date was approximately $33 million ($10.22 per public share). Prior to exercising redemption rights, stockholders should verify the market price of Class A Common Stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Tailwind cannot assure its stockholders that they will be able to sell their shares of Class A Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of Class A Common Stock exercises his, her or its redemption rights, then he, she or it will be exchanging shares of Class A Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to Tailwind’s transfer agent prior to the vote at the Tailwind Special Meeting, and the Business Combination is consummated. Any stockholder of Tailwind that has elected to redeem its shares in connection with the Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder will not be a record holder of New Nuburu Common Stock with respect to such shares as of the close of business on the Closing Date.

For a detailed discussion of the material U.S. federal income tax considerations for stockholders with respect to the exercise of these redemption rights, see “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences of a Redemption of Tailwind Public Shares.” The consequences of a redemption to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

Appraisal rights are not available to holders of Tailwind Shares in connection with the Business Combination.

Proxy Solicitation Costs

Tailwind is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone. Tailwind and its directors, officers and employees may also solicit proxies online. Tailwind will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Tailwind will bear the cost of the solicitation.

Tailwind has hired Morrow Sodali LLC to assist in the proxy solicitation process. Tailwind will pay a fee of $12,500, plus disbursements.

Tailwind will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Tailwind will reimburse them for their reasonable expenses.

The Sponsor

As of November 25, 2022, the Tailwind record date, the Sponsor owned of record and was entitled to vote an aggregate of 8,355,393 shares of Class B Common Stock. Such shares currently constitute 100% of the outstanding Class B Common Stock and approximately 72.1% of the outstanding Tailwind Shares. As such, each of the proposals will be approved if the Sponsor votes for approval, even if every other stockholder votes against the proposals. The Sponsor and Tailwind’s officers and directors have agreed to vote these shares, as well as any Tailwind Shares acquired in the aftermarket, in favor of each of the proposals being presented at the Tailwind Special Meeting. The shares of Class B Common Stock have no right to participate in any redemption distribution and will be worthless if no business combination is effected by Tailwind. The Sponsor and Tailwind’s officers and directors who are members of the Sponsor may have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders. See “Risk Factors — Risks Related to the Business Combination — Since the Sponsor and Tailwind’s officers and directors who are members of the Sponsor have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nuburu is appropriate as a business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.”

INFORMATION ABOUT TAILWIND

References in this section to “we,” “our,” “us,” the “Company,” or “Tailwind” generally refer to Tailwind Acquisition Corp.

General

Tailwind is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Tailwind is an early stage and emerging growth company and, as such, is subject to all of the risks associated with early stage and emerging growth companies.

Initial Public Offering and Private Placement

In June 2020, the Sponsor purchased an aggregate of 8,625,000 shares of Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.003 per share. Prior to the initial investment in Tailwind of $25,000 by the Sponsor, Tailwind had no assets, tangible or intangible.

On September 9, 2020, Tailwind completed the Tailwind IPO of 33,421,570 units (the “units”) at a price of $10.00 per unit generating gross proceeds of $334,215,700, which includes the partial exercise of the underwriter’s option to purchase an additional 3,421,570 units at the initial public offering price to cover over-allotments. Each unit consists of one share of Class A Common Stock, and one-half of one redeemable Public Warrant. Each Public Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.

Concurrently with the completion of the Tailwind IPO, the Sponsor purchased an aggregate of 9,700,000 Private Placement Warrants at a price of $1.00 per warrant, or $9,700,000 in the aggregate. The purchase price of the Private Placement Warrants was added to the net proceeds of the Tailwind IPO and placed in the Trust Account such that the Trust Account held $343,915,700 at the close of the Tailwind IPO. Each Private Placement Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments. The Sponsor has agreed to cancel the Private Placement Warrants held by Sponsor in connection with the Closing.

The underwriter’s over-allotment option expired partially unexercised on October 24, 2020, and, as such, 269,607 shares of Class B Common Stock were forfeited, resulting in there being an aggregate of 8,355,393 shares of Class B Common Stock outstanding.

Extension of Time to Complete a Business Combination

Prior to the adoption of the Extension Amendment, the Pre-Closing Tailwind Certificate of Incorporation required that Tailwind consummate its initial business combination by September 9, 2022. On September 7, 2022, Tailwind held a special meeting of stockholders (the “Extension Meeting”) to amend its Pre-Closing Tailwind Certificate of Incorporation to extend the date by which Tailwind must complete its initial business combination from September 9, 2022 to January 9, 2023 and to allow Tailwind without another stockholder vote, to elect to extend the termination date to consummate a business combination on a monthly basis for up to two times by an additional one month each time after January 9, 2023, by resolution of the board if requested by the Sponsor, and upon five days’ advance notice prior to the applicable deadlines, until March 9, 2023. The Tailwind stockholders approved the Extension Amendment Proposal at the special meeting and on September 9, 2022, Tailwind filed the Extension Amendment with the Delaware Secretary of State. In connection with the vote to approve the Extension Amendment Proposal, the holders of 30,188,729 shares of Class A Common Stock properly exercised their right to redeem their shares for cash at a redemption price of $10.03 per share of Class A Common Stock, for an aggregate redemption amount of $302,873,855. After giving effect to the Extension Redemptions, as of September 12, 2022, there were 3,232,841 shares of Class A Common Stock issued and outstanding and approximately $32.4 million (excluding the Extension Loan) remaining in the Trust Account.

Fair Market Value of Target Business

The NYSE American rules require that Tailwind’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time of it signing a definitive agreement in connection with an initial business combination. Tailwind’s board of directors determined that this test was met in connection with the proposed business combination with Nuburu as described in the section titled “The Business Combination” in this proxy statement/prospectus.

Stockholder Approval of Business Combination and Redemptions

Under the Pre-Closing Tailwind Certificate of Incorporation, in connection with any proposed business combination, Tailwind may elect to seek stockholder approval of such business combination at a meeting called for such purpose and Tailwind has elected to do so in this case. Pursuant to the terms of this transaction as described in the section titled “Tailwind Special Meeting of Stockholders” in this proxy statement/prospectus, Tailwind is seeking stockholder approval at a meeting called for such purpose at which public stockholders may seek to redeem their Class A Common Stock for cash, regardless of whether they vote for or against the proposed Business Combination, subject to the limitations described in this proxy statement/prospectus. Accordingly, in connection with the Business Combination, the Tailwind public stockholders may seek to redeem their Class A Common Stock for cash in accordance with the procedures set forth in this proxy statement/prospectus.

Tailwind will complete the Business Combination only if a majority of the outstanding shares voted by the stockholders at a duly held stockholders meeting are voted to approve such Business Combination. A majority of the voting power of the issued and outstanding Tailwind common stock entitled to vote at the Tailwind Special Meeting must be present online or represented by proxy, at the Tailwind Special Meeting to constitute a quorum and in order to conduct business. The holders of Class B Common Stock will count towards this quorum.

Voting Restrictions in Connection with Stockholder Meeting

The Sponsor and Tailwind’s officers and directors have agreed to vote any Tailwind Shares held by them in favor of an initial business combination. The Sponsor, Tailwind’s directors and officers and their permitted transferees own 72.1% of Tailwind’s outstanding common stock. In addition, pursuant to the terms of the Sponsor Letter Agreement, the Sponsor and Tailwind’s officers and directors have agreed to waive their redemption rights with respect to any shares of Class A Common Stock and Class B Common Stock. The Sponsor and Tailwind’s officers and directors received no consideration for such waiver.

Liquidation if No Initial Business Combination

The Sponsor and Tailwind’s officers and directors have agreed that Tailwind will only have until March 9, 2023 to complete any initial business combination. If Tailwind is unable to complete an initial business combination before March 9, 2023, Tailwind will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Class A Common Stock, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Tailwind to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of Class A Common Stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and Tailwind’s board of directors, dissolve and liquidate, subject in each case to Tailwind’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to its warrants, which will expire worthless if Tailwind fails to complete an initial business combination by March 9, 2023.

Pursuant to the Sponsor Letter Agreement, the Sponsor and Tailwind’s officers and directors have waived, for no consideration, their rights to liquidating distributions from the Trust Account with respect to any shares of Class B Common Stock held by them if Tailwind fails to complete an initial business combination by March 9, 2023. The Sponsor and Tailwind’s directors and officers will be entitled to liquidating distributions from the Trust Account with respect to any shares of Class A Common Stock acquired in the aftermarket if Tailwind fails to complete its initial business combination within the allotted time period.

Pursuant to the Sponsor Letter Agreement, the Sponsor and Tailwind’s officers and directors have agreed that they will not propose any amendment to the Pre-Closing Tailwind Certificate of Incorporation that would affect the substance or timing of its obligation to redeem 100% of Tailwind’s shares of Class A Common Stock if Tailwind does not complete an initial business combination before March 9, 2023, unless Tailwind provides its public stockholders with the opportunity to redeem their Class A Common Stock upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Tailwind to pay its taxes, divided by the number of then outstanding shares of Class A Common Stock. However, Tailwind may not redeem its

Class A Common Stock in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the SEC’s “penny stock” rules).

Tailwind expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $384,522 of proceeds held outside the Trust Account as of September 30, 2022, although Tailwind cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes, Tailwind may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If Tailwind were to expend all of the net proceeds of the Tailwind IPO and the sale of the Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon Tailwind’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of Tailwind’s creditors which would have higher priority than the claims of its public stockholders. Tailwind cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. While Tailwind intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Tailwind seeks to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute or have executed such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against its assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Tailwind’s management performs an analysis of the alternatives available to it and only enters into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to Tailwind than any alternative. Examples of possible instances where Tailwind may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Tailwind and will not seek recourse against the Trust Account for any reason. Upon redemption of the Class A Common Stock, if Tailwind is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with its initial business combination, Tailwind will be required to provide for payment of claims of creditors that were not waived that may be brought against Tailwind within the ten (10) years following redemption. The Sponsor has agreed that it will be liable to Tailwind, jointly and severally, if and to the extent any claims by a third-party (other than Tailwind’s independent auditors) for services rendered or products sold to Tailwind, or a prospective target business with which Tailwind has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay its taxes, except as to any claims by a third-party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under its indemnity of the underwriter of the Tailwind IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. Tailwind has not independently verified whether the Sponsor has sufficient funds to satisfy their indemnity obligations and believes that the Sponsor’s only assets are securities of its company and, therefore, its Sponsor may not be able to satisfy those obligations. None of Tailwind’s other officers will indemnify Tailwind for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the interest which may be withdrawn to pay its taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Tailwind’s independent directors would determine whether to take legal action against its Sponsor to enforce their indemnification obligations. While Tailwind currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce their indemnification obligations to Tailwind, it is possible that its independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Tailwind cannot assure you that due to claims of creditors the actual value of the per share redemption price will not be substantially less than $10.00 per share.

Tailwind will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all third parties, service providers (other than its independent auditors), prospective target businesses or other entities with which Tailwind does business execute agreements with it waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under the indemnity of the underwriter of the Tailwind IPO against certain liabilities, including liabilities under the Securities Act. Tailwind will have access to up to approximately $384,522 of the proceeds held outside the Trust Account as of September 30, 2022, with which to pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that Tailwind liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from Tailwind’s Trust Account could be liable for claims made by creditors.

If Tailwind files a bankruptcy petition or an involuntary bankruptcy petition is filed against it and the petition is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in the bankruptcy estate and subject to the claims of third parties with priority over the claims of Tailwind’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Tailwind cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if the bankruptcy petition is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover from Tailwind’s stockholders some or all amounts received. Furthermore, Tailwind’s board may be viewed as having breached its fiduciary duty to Tailwind’s creditors and/or may have acted in bad faith, and thereby exposing itself and Tailwind to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Tailwind cannot assure you that claims will not be brought against Tailwind for these reasons.

Tailwind’s public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of the initial business combination; (ii) the redemption of any Class A Common Stock properly tendered in connection with a stockholder vote to amend any provisions of the Pre-Closing Tailwind Certificate of Incorporation (A) to modify the substance or timing of Tailwind’s obligation to offer redemption rights in connection with any proposed initial business combination or to redeem 100% of Tailwind’s Class A Common Stock if it does not complete the initial business combination by March 9, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre- initial business combination activity; and (iii) the redemption of all of Tailwind’s Class A Common Stock if it is unable to complete the initial business combination by March 9, 2023, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In connection with the merger, a stockholder’s vote in connection with the initial business combination alone will not result in a stockholder’s redeeming its shares of Tailwind for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights.

Facilities

Tailwind’s executive offices are located at 1545 Courtney Ave, Los Angeles, CA 90046, and its telephone number is (646) 432-0610. The cost for Tailwind’s use of this space is included in the $10,000 per month fee we pay to the Sponsor for office space, utilities, secretarial support and administrative services. Tailwind considers its current office space adequate for its current operations.

Employees

Tailwind currently has two officers (see “Management of Tailwind”). These individuals are not obligated to devote any specific number of hours to Tailwind matters but they intend to devote as much of their time as they deem necessary to Tailwind’s affairs until Tailwind completes its initial business combination. The amount of time that they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the business combination process.

Periodic Reporting and Financial Information

Tailwind’s units, Class A Common Stock and Public Warrants are registered under the Exchange Act and Tailwind has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, Tailwind’s annual reports contain financial statements audited and reported on by its independent registered public accounting firm.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Tailwind or any members of its management team in their capacity as such.

MANAGEMENT OF TAILWIND

Unless the context otherwise requires, references in this subsection to “we,” “us,” “our,” “the Company” and “Tailwind” generally refer to Tailwind prior to the Business Combination.

Our officers and directors are as follows:

Name	Age	Title
Philip Krim	39	Chairman
Chris Hollod	39	Chief Executive Officer and Director
Matt Eby	50	Chief Financial Officer and Director
Alan Sheriff	63	Director
Wisdom Lu	55	Director
Boris Revsin	36	Director
Will Quist	41	Director

Philip Krim, our Chairman, has served as a member of Casper Sleep Inc.’s (NYSE: CSPR) board of directors since October 2013. After founding the Company in 2013, Mr. Krim led Casper through tremendous growth, growing revenue from $15 million in 2014 to $497 million in 2020 (approximately 79% CAGR), and successfully took the company public in February 2020. Mr. Krim brought an innovative data-driven approach to marketing at Casper which enabled exponential growth and a competitive advantage. He is responsible for leading Casper’s expansion into adjacent sleep related product areas and increasing the retail store footprint to over 50+ stores across the United States. Prior to that, Mr. Krim was the Chief Executive Officer of Vocalize Mobile, a mobile search advertising platform for small businesses, from January 2010 until July 2013, and the Chief Executive Officer of The Merrick Group from January 2003 until December 2009. Since 2016, Mr. Krim has also served on the Emerging Leadership Council of the 92nd Street Y. He also serves as a director of the Travis Manion Foundation and as a member of the Leadership Council of the Robin Hood Foundation since 2019. Mr. Krim received a B.B.A. in Marketing from Red McCombs School of Business at the University of Texas at Austin. We believe Mr. Krim’s operational and executive experience make him well qualified to serve as a member of our board of directors.

Chris Hollod, our Chief Executive Officer and a director on our board of directors, is the Founder and Managing Partner of Hollod Holdings, a private venture capital and advisory firm based in Los Angeles that invests in and advises innovative start-up companies across a variety of industries. Over the course of his career, Mr. Hollod has completed more than 150 deals across five different investment entities, including investments in Airbnb, Uber, Spotify, Houzz, Duolingo, Airtable, Warby Parker, Oscar, Flexport, Sweetgreen, Upside Foods and Thrive Market. From 2010 to 2018, Mr. Hollod was the Managing Partner of A-Grade Investments alongside Ashton Kutcher, Ron Burkle and Guy Oseary. Mr. Hollod was also the Co-Founder and Managing Partner of Inevitable Ventures with Ron Burkle and D.A. Wallach from 2015 to 2018. From 2009 to 2017, Mr. Hollod was the Venture Partner at Ron Burkle’s private investment firm, The Yucaipa Companies, where he oversaw Mr. Burkle’s venture capital investments. Prior to joining The Yucaipa Companies, Mr. Hollod spent four years as an investment banker at Wachovia Securities, where he executed a variety of debt and equity transactions. Mr. Hollod graduated summa cum laude and Phi Beta Kappa from Vanderbilt University with a B.A. in Economics, Finance and Philosophy. We believe Mr. Hollod’s operational and executive experience make him well qualified to serve as a member of our board of directors.

Matt Eby, our Chief Financial Officer and a director on our board of directors, is the Founder and Managing Partner of Seawall Capital, a private equity firm formed to invest in the consumer and other related sectors. At Seawall Capital, Mr. Eby is responsible for originating, underwriting and monitoring of investments and manages the daily activities of the firm. Prior to the founding of Seawall, Mr. Eby was the Co-Founder and Managing Partner of Tengram Capital Partners. He currently serves as the Chairman of the board of directors of Kent Water Sports, El Cap Holdings and Lime Crime, and as a director of Algenist, Revive, and Cos Bar. In the past he has served as Chairman of Tengram former portfolio companies NEST Fragrances and DevaCurl. Prior to founding Tengram, Mr. Eby was the Chief Investment Officer of JAWS Estates Capital, the private investment office of Barry Sternlicht and the Sternlicht family, where he was responsible for investment and asset allocation decisions and recommendations across a broad spectrum of asset classes and investment strategies. While at JAWS Estates Capital, Mr. Eby led numerous transactions including investments in Palantir Technologies, Field & Stream, Ellen Tracy, Joe’s Jeans, Caribbean Joe, and Carlos Falchi. In 2009, in his capacity as Chief Investment Officer of Jaws Estates Capital and on behalf of Starwood Capital Group, he led the initial public offering of Starwood Property Trust (NYSE: STWD), a mortgage REIT focused on commercial real estate properties. Prior to JAWS, he was an Associate at Morgan Stanley. Mr. Eby currently serves as a director of Tailwind International Acquisition Corp. (NYSE: TWNI), a special purpose acquisition company which raised $345 million in aggregate capital in its initial public offering in

February 2021. Mr. Eby received a B.S. from the United States Naval Academy and an M.B.A. from Harvard Business School. We believe Mr. Eby’s operational and executive experience make him well qualified to serve as a member of our board of directors.

Alan Sheriff serves on our board of directors. Mr. Sheriff co-founded Solebury Capital in 2005 and served as its Co-Chief Executive Officer from 2005 to 2020. Mr. Sheriff has also served as Vice Chairman of Corporate and Institutional Banking, PNC Financial Services Group since 2020. Under his guidance and leadership, Solebury Capital has become a premier independent equity capital advisory firm, known for bringing deep product expertise, market knowledge and unbiased advice to its clients. At Solebury Capital, Mr. Sheriff has personally worked on hundreds of IPOs, follow-ons and block trades and has provided general capital markets counsel to financial sponsors such as Bain Capital, Ares Management, Apollo, American Securities, TH Lee, Freeman Spogli, TSG Consumer and many others. Mr. Sheriff has also worked directly with companies such as Nielson, Dunkin Brands, Canada Goose, BRP (Bombardier Recreational Products), Aramark, Black Knight Financial, Patheon, Planet Fitness and Casper Sleep. Prior to founding Solebury Capital, Mr. Sheriff held several senior-level positions at Credit Suisse First Boston, including serving as Co-Head of Equity Capital Markets for the Americas from 1999 to 2005. Mr. Sheriff also chaired Credit Suisse’s Equity Valuation Committee from 1999 to 2005 and sat on the firm’s Investment Banking Committee from 2001 to 2005. Mr. Sheriff began his career at Salomon Brothers where he worked from 1983 to 1992. Mr. Sheriff currently serves as a director of Tailwind International Acquisition Corp. (NYSE: TWNI), a special purpose acquisition company which raised $345 million in aggregate capital in its initial public offering in February 2021. Mr. Sheriff graduated from the University of Rochester in 1981 with a B.A. in Political Science, Magna Cum Laude, Phi Beta Kappa. He also received an MPA from Columbia University’s School of International and Public Affairs. He is a member of The Council on Foreign Relations since 1999, the NationSwell Council since 2016 and the Travis Manion Foundation since 2018. Mr. Sheriff has also served on the board of PsychHub since 2019. We believe that Mr. Sheriff’s executive and institutional banking experience make him well qualified to serve as a member of our board of directors.

Wisdom Lu serves on our board of directors. Ms. Lu is a Founding Partner of Stibel & Co. and Bryant Stibel, specializing in growth equity investments across technology, media, data, sports and wellness. From February 2021 until the consummation of its business combination with SmartRent.com, Inc., on August 2021, Ms. Lu served on the board of directors of Fifth Wall Acquisition Corp. I. Additionally, Ms. Lu served on the board of directors of Tailwind Two Acquisition Corp. from March 2021 until the consummation of its initial business combination with Terran Orbital Corporation in March 2022. Ms. Lu has previously served as the Chief Financial Officer at Dun & Bradstreet Credibility Corp. from 2014 to 2017 and as its Senior Vice President, Data Works from 2012 to 2014. At Dun & Bradstreet, she served as Chief Financial Officer of Dun & Bradstreet Emerging Businesses from 2015 to 2017. From 2008 to 2012, Ms. Lu served as the Chief Financial Officer at Liberman Broadcasting and oversaw Finance, Information Technology, Human Resources, as well as Legal and Investor Relations. From 1996 to 2008, Ms. Lu served as Chief Investment Officer and Treasurer at Health Net, Inc. where she oversaw a $3 billion investment portfolio. Before Health Net, Inc., Ms. Lu served as Treasury Officer, Fixed Income Sales & Trading with National Westminster Bank. Ms. Lu graduated from Rensselaer Polytechnic Institute with a B.S. in Engineering and a minor in Economics. She also received an MBA from New York University. Ms. Lu is a Chartered Financial Analyst (CFA) and holds a Professional Engineering license in the state of New York. We believe Ms. Lu’s operational and executive experience make her well qualified to serve as a member of our board of directors.

Boris Revsin serves on our board of directors. Mr. Revsin is currently serving as the Managing Partner of Tribe Capital. Tribe Capital manages over $1.5 billion in assets, focused on using product and data science to engineer N-of-1 companies and investments. Previously, Boris served as the Managing Director and Head of Private Capital at Republic. The Private Capital team at Republic is focused on frontier and financial technology. At Republic, Mr. Revsin was responsible for sourcing, managing the analyst team that underwrites investments, and serving as an advisor or board member to portfolio companies. At Republic, Mr. Revsin led investments into Robinhood, Flow, Blockdaemon, and many others. In the past, Mr. Revsin was the co-founder of VentureApp, now known as HqO, a leading property technology company backed with over $40 million in venture capital. Prior to VentureApp, Mr. Revsin served as the co-founder of Breaktime Media, an advertising technology company, which he sold to Connelly Partners in 2015. Breaktime Media raised over $15 million in venture capital from leading firms like Highland Capital and Charles River Ventures. Prior to Breaktime Media, Mr. Revsin worked as the lead engineer and project manager for eNilsson, the development and design agency attached to the 2008 Mitt Romney For President campaign. Mr. Revsin studied computer science at the University of Massachusetts, Amherst. We believe Mr. Revsin’s operational and executive experience make him well qualified to serve as a member of our board of directors.

Will Quist serves on our board of directors. Mr. Quist has served as a Partner at Slow Ventures since November 2015. Prior to joining Slow Ventures, he was a Managing Director at Industry Ventures from September 2007 to October 2015 and worked as an Analyst at Banc of America Securities LLC from August 2005 to July 2007. Mr. Quist received a B.A. in Political Sciences from the University of California, Berkeley. We believe Mr. Quist’s investment experience makes him well qualified to serve as a member of our board of directors.

TAILWIND MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “we,” “us” or the “Company” are intended to mean the business and operations of Tailwind prior to the Business Combination. References to “management” or the “management team” refer to officers and directors of Tailwind, and references to the “Sponsor” refer to Tailwind Sponsor LLC. The following discussion and analysis of Tailwind’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company formed under the laws of the State of Delaware on May 29, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more businesses. We intend to effectuate our Business Combination using cash from the proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt.

Recent Developments

On August 5, 2022, we entered into a Merger Agreement, by and among the company, Merger Sub, and Nuburu.

On September 7, 2022, Tailwind held the Extension Meeting, at which Tailwind’s stockholders voted to approve the Extension Amendment. In connection with the approval of the Extension Amendment, on September 9, 2022, Tailwind issued the Sponsor Note to the Sponsor, pursuant to which the Sponsor (or one or more of its affiliates, members or third-party designees) contributed the Extension Loan. The Sponsor Note does not bear interest and matures upon closing of Tailwind’s initial business combination. In the event that Tailwind does not consummate a business combination, the Sponsor Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Sponsor Note have been deposited in the Trust Account in connection with the Extension Amendment. The Sponsor Note may be converted, in whole or in part, at the option of the lender into Working Capital Warrants of Tailwind at a price of $1.00 per warrant, which warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Tailwind IPO.

In connection with the vote to approve the Charter Amendment, the holders of 30,188,729 shares of Class A common stock of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.03 per share, for an aggregate redemption amount of $302,873,885.

On October 7, 2022, the Company issued a press release announcing that it would transfer its listing to the NYSE American, where the Company has been approved for listing. The Company transferred its listing to the NYSE American on October 12, 2022 and in connection therewith voluntarily delisted from The New York Stock Exchange. The Company intends to continue to file the same periodic reports and other information with the SEC as it did prior to the transfer of its listing.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from May 29, 2020 (inception) through September 30, 2022 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2022, we had net income of $439,004, which consists of the interest earned on marketable securities held in Trust Account of $822,997 and the change in the fair value of warrant liability of $528,216, offset by operational costs of $749,880 and a provision for income taxes of $162,329.

For the nine months ended September 30, 2022, we had net income of $11,452,684, which consists of the interest earned on marketable securities held in Trust Account of $1,573,401 and the change in the fair value of warrant liability of $11,620,745, offset by operational costs of $1,462,117 and a provision for income taxes of $279,345.

For the three months ended September 30, 2021, we had net income of $19,967,579, which consists of the interest earned on marketable securities held in Trust Account of $ 18,214 and the change in the fair value of warrant liability of $20,336,305, offset by operational costs of $386,940.

For the nine months ended September 30, 2021, we had net income of $17,044,620, which consists of the interest earned on marketable securities held in Trust Account of $82,072 and the change in the fair value of warrant liability of $21,656,844, offset by operational costs of $4,694,296.

Liquidity and Capital Resources

On September 9, 2020, we consummated the Initial Public Offering of 33,421,570 Units at a price of $10.00 per Unit, which includes the partial exercise by the underwriter of its over-allotment option in the amount of 3,421,570 Units, generating gross proceeds of $334,215,700. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 9,700,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $9,700,000.

Following the Initial Public Offering, the partial exercise of the over-allotment option by the underwriter and the sale of the Private Placement Warrants, a total of $334,215,700 was placed in the Trust Account. We incurred $18,847,894 in transaction costs, including $6,684,314 of underwriting fees, $11,697,550 of deferred underwriting fees and $466,030 of other offering costs.

For the nine months ended September 30, 2022, cash used in operating activities was $801,820. Net income of $11,452,684 was affected by interest earned on marketable securities held in Trust Account of $1,573,401 and the change in the fair value of warrant liability of $11,620,745. Changes in operating assets and liabilities provided $939,642 of cash for operating activities.

For the nine months ended September 30 2021, cash used in operating activities was $1,535,361. Net income of $17,044,620 was affected by change in fair value of warrant liabilities of $21,656,844 and interest earned on marketable securities held in the Trust Account of $82,072. Changes in operating assets and liabilities provided $3,158,935 of cash for operating activities.

As of September 30, 2022, we had cash held in the Trust Account of $33,034,062. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2022, we had $384,522 of cash held outside of the Trust Account. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

On September 9, 2022, the Company issued an unsecured promissory note in the principal amount of $600,000 to the Sponsor. The Company may request an additional aggregate amount of up to $150,000, which may be drawn down in two equal tranches. The Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Note have been deposited in the Trust Account in connection with the Charter Amendment. The Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company. As of September 30, 2022, there is $600,000 outstanding under the Note.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay the working capital loans out of the proceeds of the trust account released to us. Otherwise, the working capital loans would be repaid only out of funds held outside the trust account. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the working capital loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such working capital loans may be convertible into warrants, at a price of $1.00 per warrant, of the post business combination entity. The warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such working capital loans, if any, have not been determined and no written agreements exist with respect to such loans.

If our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Going Concern and Liquidity

We have until January 9, 2023 to consummate an initial business combination, unless the Company, by resolution of the Board if requested by the Sponsor, and upon five days’ advance notice prior to the applicable termination date, extends the termination date to March 9, 2023 at the latest. It is uncertain that we will have sufficient liquidity to fund the working capital needs of the Company until the liquidation date. Additionally, it is uncertain that we will be able to consummate an initial business combination by this time. The Company may not have sufficient liquidity to fund the working capital needs of the Company until one year from the issuance of the financial statements included in this Report. If an initial business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. Management has determined that the mandatory liquidation, should an initial business combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after January 9, 2023.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and secretarial, and administrative support services to the Company. We began incurring these fees on September 9, 2020 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and the Company’s liquidation.

Jefferies is entitled to a deferred fee of $0.35 per Unit, or $11,697,550 in the aggregate. The deferred fee will become payable to Jefferies from the amounts held in the Trust Account solely in the event that the Company completes a business combination, subject to the terms of the underwriting agreement. On August 3, 2022, Jefferies formally notified Tailwind in writing that it would not act in any capacity in connection with the Business Combination and waived its entitlement to all deferred underwriting fees solely with respect to the Business Combination. This results in a gain contingency, as such the gain will be recognized once the contingency is resolved and the Business Combination is closed.

Critical Accounting Policies

The preparation of condensed consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

We account for the Warrants in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the Warrants as liabilities at their fair value and adjust the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our condensed consolidated statements of operations.

Class A Common Stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ deficit section of our condensed consolidated balance sheets.

Net Income Per Common Share

Net income per common stock is computed by dividing net income by the weighted average number of common stock outstanding for the period. We have two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have an impact on our condensed consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Related Party Transactions

Founder Shares

In June 2020, the Sponsor purchased 8,625,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent the underwriter’s over-allotment is not exercised in full. There was an aggregate of up to 269,607 shares that were subject to forfeiture by the Sponsor following the underwriter’s election to partially exercise its over-allotment option so that the number of Founder Shares would collectively represent approximately 20% of the Company’s issued and outstanding shares after the

Initial Public Offering. The underwriter’s over-allotment option expired unexercised on October 24, 2020, as such 269,607 Founder Shares were forfeited, resulting in there being an aggregate of 8,355,393 Founder Shares outstanding.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a business combination and (B) subsequent to a business combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a business combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property. These restrictions on transferring, assigning or selling the Founder Shares will be amended effective as of Closing pursuant to the Sponsor Letter Agreement Amendment. See “Other Agreements — Tailwind Sponsor Letter Agreement Amendment,” which disclosure is incorporated herein by reference.

Administrative Support Agreement

The Company entered into an agreement, commencing on September 9, 2020, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial, and administrative support services. Upon completion of a business combination or its liquidation, the Company will cease paying these monthly fees. For the three months and nine months ended September 30, 2022 and 2021, the Company incurred $30,000 and $90,000 in fees for these services, respectively, of which $20,000 of such fee is included in accrued expenses in the accompanying condensed consolidated balance sheets as of September 30, 2022.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Tailwind, the Sponsor and Nuburu entered into the Sponsor Support Agreement. See “Other Agreements — Tailwind Sponsor Support Agreement,” which disclosure is incorporated herein by reference.

Sponsor Letter Agreement Amendment

On November 22, 2022, Tailwind, on the one hand, and the Insiders, on the other hand, entered into the Sponsor Letter Agreement Amendment. See “Other Agreements — Tailwind Sponsor Letter Agreement Amendment,” which disclosure is incorporated herein by reference.

Promissory Note — Related Party

In June 2020, the Tailwind issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2020 or the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $52,250 was repaid on September 15, 2020. Funds are no longer available under the Promissory Note.

Related Party Loans

In addition, in order to finance transaction costs in connection with a business combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, make further loans to the Company as funds may be required (“Working Capital Loans”). If the Company completes a business combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Working Capital Warrants, at a price of $1.00 per warrant, of the post Business Combination entity. The Working Capital Warrants would be identical to the Private Placement Warrants. As of September 30, 2022, there is $600,000 outstanding under this Note. As of December 31, 2021, no Working Capital Loans were outstanding.

Extension Loan

On September 7, 2022, Tailwind held a special meeting of the stockholders (the “Extension Meeting”), at which Tailwind’s stockholders voted to amend the Pre-Closing Tailwind Certificate of Incorporation to extend the date by which Tailwind must consummate a business combination (the “Termination Date”) from September 9, 2022 to January 9, 2023 (the “Charter Extension Date”), and to allow Tailwind, without another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to two times by an additional one month each time after the Charter Extension Date, by resolution of Tailwind’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable deadlines, until March 9, 2023, or a total of up to six months after September 9, 2022, unless the closing of Tailwind’s initial business combination shall have occurred prior to such date (the “Extension Amendment”). In connection with the approval of the Extension Amendment, on September 9, 2022, Tailwind issued an unsecured promissory note in the principal amount of up to $750,000 (the “Sponsor Note”) to the Sponsor, pursuant to which the Sponsor (or one or more of its affiliates, members or third-party designees) contributed $600,000 to the Trust Account. In addition, in the event Tailwind does not consummate an initial business combination by the Charter Extension Date, the Sponsor (or one or more of its affiliates, members or third-party designees) will contribute to Tailwind as a loan up to $150,000 in two equal installments to be deposited into the Trust Account for each of two one-month extensions following the Charter Extension Date (the “Extension Loan”). The Sponsor Note does not bear interest and matures upon closing of Tailwind’s initial business combination. In the event that Tailwind does not consummate a business combination, the Sponsor Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Sponsor Note have been deposited in the Trust Account in connection with the Extension Amendment. The Sponsor Note may be converted, in whole or in part, at the option of the lender into Working Capital Warrants of Tailwind at a price of $1.00 per warrant, which warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Tailwind IPO.

Related Party Policy

We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interest, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the Company.

In addition, our audit committee, pursuant to a written charter that was adopted prior to the consummation of the Tailwind IPO, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

INFORMATION ABOUT NUBURU

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

Nuburu is a leading innovator in high-power, high-brightness blue laser technology that is focused on bringing breakthrough improvements to a broad range of high value applications including welding and 3D printing. By delivering increased speed and quality we hope to enhance productivity and cost efficiency for manufacturers in the e-mobility, consumer electronics, aerospace and defense and 3D printing markets as well as to find additional applications currently not yet serviced by existing laser technologies.

We have invented, patented and developed what we believe to be the next pivotal point for manufacturing technology, with the potential to revolutionize the manufacturing industry by changing how products are made. Our technology is also aligned with the need to reduce carbon generation in manufacturing. Most manufacturing processes require heat to shape, manipulate and form basic materials into a product. The Nuburu laser system outperforms currently available alternatives by more efficiently coupling heat into the material being processed, thereby helping to promote a more sustainable future by using less energy and, in turn, generating less carbon in the manufacturing process.

A fundamental physical characteristic is that metals absorb blue laser light better than infrared (“IR”) laser light. In the case of materials such as gold, copper, silver and aluminum the advantage of blue laser light is substantial. The better absorption results in substantial improvements in the quality of the part produced, the yield of parts during production and the speed at which the part can be produced. We believe that these advantages enable efficiencies in the overall productivity of the manufacturing line and can extend the life of the products produced. We also believe that these characteristics will be advantageous to our customers, whether in upgrading existing manufacturing processes or enabling entirely new approaches to manufacturing through the use of Nuburu’s laser systems in either industrial welding or 3D printing technology applications.

Nuburu is currently shipping blue laser systems for welding applications such as batteries, large screen displays and cell phone components. We have performed thousands of welds in hundreds of application tests to date and we believe we have a strong and substantial customer pipeline for our laser light engines. Nuburu has developed a thorough understanding of the market need for its laser light engines across a broad array of applications including battery, e-mobility, consumer electronics, and 3D printing metal systems. We estimate that our serviceable addressable market (“SAM”) will grow from approximately $4 billion today to approximately $33 billion by 2032 (see “— Market Opportunity”).

Nuburu’s co-founders identified these market opportunities at an early stage and began working in 2013 to protect their early mover advantage with a strong patent portfolio. Nuburu has over 180 granted and pending patents and patent applications globally, which include: blue laser applications such as welding, blue laser technologies, single mode blue laser technology, blue Raman laser technologies, addressable array technologies, and 3D printing using blue lasers. Notably, Nuburu has been awarded patent protection for the use of high-power blue lasers. At the time Nuburu was started, industrial quality, high-power blue lasers did not exist and Nuburu was the first to successfully apply blue lasers to the practice of welding and 3D printing.

Industry Background

Industrial markets have been a major focus for laser applications ever since the invention of the laser. In the early 1970s, lasers emerged as a useful source for cutting and welding. However, the material systems were limited to steel and other materials with low reflectivity given the long wavelengths of the Infrared Carbon Dioxide (IR CO2) lasers that were the mainstay of that era.

The first era was followed by the introduction of lamp-pump yttrium aluminum garnet (YAG) lasers in the late 1970s with a shorter wavelength and more compact size, which resulted in an expansion of applications into cutting, welding and drilling. The lamp pumped lasers were superseded in the 1980s by the invention of diode pumped solid state lasers which offered higher efficiency and superior reliability. However, the lamp pump lasers still had poor absorption in materials such as aluminum and copper given the IR wavelength of these lasers.

In the early 2000s, the fiber laser was introduced into the industrial laser market and offered superior efficiency, reliability, and scalability than the diode pumped solid state lasers and was rapidly adopted because of its compact size. The fiber laser with its improved performance displaced the CO2 lasers in 3D printing and ushered in a new era for additive manufacturing (3D printing). Currently, fiber lasers account for approximately 50% of the total materials processing laser market according to Laser Focus World, in part because of their compact size and ease of operation. The fiber laser, however, still operates at the IR wavelength with low absorption in materials such as copper and aluminum.

Market Opportunity

We estimate the total addressable market (“TAM”) for industrial lasers that could be replaced by blue lasers (i.e., our total revenue opportunity at 100% market share, assuming no competition), to be $15 billion today and to grow to over $65 billion in the next ten years. Our estimated TAM was constructed by our management team using three primary elements: the 3D metal printing system market analysis published in the AMPOWER 2022 market report, the blue addressable laser market published in the Laser Focus World 2022 market report and the non-laser technology replacement market which was estimated by NUBURU based on its discussions with existing and potential customers about their expected production needs and anticipated demand.

Included in our estimated TAM is the 3D printing metal system market, which is a $2.7 billion market today, including machines, service and materials, and is projected to grow to over $8.4 billion by 2026 based on projections by AMPOWER and to $32.8 by 2032 based on our own estimates. The TAM for industrial lasers that could be replaced by blue lasers is $10.5 billion today and, assuming a greater than 10% compounded annual growth rate (CAGR), based on projections by Laser Focus World’s 2022 market summary and our own estimates, could reach approximately $35 billion by 2032. In addition, we have included a non-laser conversion TAM, which we estimate to be $0.75 billion today and which we project to grow to $5.6 billion by 2032, assuming the conversion of ultrasonic and contact welding methods to blue laser welding methods. This data is shown in the following chart and results in an estimated TAM of over $65 billion.

Total Addressable Market (TAM)

(1)	Source: AMPOWER 2022 and NUBURU estimates based on customer feedback.
(2)	Source: Laser Focus World Industrial Forecast 2021 and NUBURU estimates based on customer feedback.

(3)	Source: NUBURU estimates based on customer feedback.
(4)	Includes non-welding technologies such as ultrasonic, resistance, TIG, selected soldering and others.

We have also estimated Nuburu’s serviceable addressable market (“SAM”), which is depicted in the chart below and represents the portion of our estimated TAM that can be served by our existing and planned products, again assuming no competition. Our management team constructed this estimate by conducting a bottom-up analysis that factored in discussions with customers and analyzed how the blue laser systems we manufacture today can address the laser welding and 3D printing markets. The calculation of SAM for our blue laser systems includes the conversion of non-laser machine tools to laser-based systems, and the battery, EV, consumer electronics and display manufacturing market segments.

The 3D printing portion is included in our calculation of SAM given our intent to penetrate this market with blue-laser based 3D printers. We estimate our SAM to be $4 billion today and expect it to grow to over $33 billion in the next ten years.

The estimated SAM shown below is a bottom-up calculation driven by feedback provided by a survey of certain of our current and potential customers in each of the sub segments indicated. The volume estimates consider:

●	the number of existing production lines to be retrofitted over time;
●	the number of planned new production lines;
●	an average estimated laser replacement of about four years; and
●	do not account for the use of blue lasers in new applications currently not utilizing lasers other than for very limited recently identified segments.

Based on the foregoing, we estimate the light engine industrial laser segment to grow from $2.7 billion in 2022 to over $9.5 billion in 2032, driven by the electrification of key market segments including batteries, e-mobility, consumer electronics and metal 3D printing systems. This projected market growth is a combination of new market opportunities and replacing fiber lasers and solid-state lasers in existing applications. The 3D printing metal systems market is expected to grow from over $2 billion in 2022 at a compounded annual growth rate (CAGR) of approximately 26% to over $32 billion in 2032, according to the AMPOWER 2022 report and Nuburu estimates.

Serviceable Addressable Market (SAM)

(1)	Source: AMPOWER 2022 and NUBURU estimates based on customer feedback.

(2)	Source: NUBURU estimates based on customer feedback.
(3)	Includes bio-instrumentation, display and others.

We believe NUBURU’s existing and planned products are well positioned to address our SAM, and as we continue to develop products based on new technology, we hope to be well positioned to compete in the larger TAM in the future.

Key Growth Trends

Over time, manufacturing operations have begun to integrate lasers into material processing applications. We believe that areas that have seen and continue to experience rapid growth, such as 3D printing, energy storage, e-mobility, and consumer electronics, have been more concerned with how, where and when they can integrate lasers into their operations, rather than if they should adopt them.

In addition to such long-standing trends of manufacturing ecosystems in converting to superior production technologies, there are two global macro trends that we believe will serve as powerful “tailwinds” driving growth in the market for laser systems, including (i) energy de-carbonization and electrification and (ii) supply chain improvements and manufacturing reshoring. Nuburu believes both of these trends will serve as drivers to the attractiveness and adoption of its products.

With respect to the trend of energy de-carbonization and electrification, many nations with large economies have announced and begun implementing, in varying degrees, energy policies directed at decreasing carbon emissions. The paths to executing these policies include increasing the electrification of certain modes of transportation. We expect to benefit from this trend, as batteries, which Nuburu’s blue laser technology is able to weld more efficiently, are a key element of these policies.

There is also a global trend towards making supply chain improvements and reshoring manufacturing to domestic production. The COVID-19 pandemic, and the related widespread lockdowns, combined with the Russian invasion of Ukraine, exposed vulnerabilities and weaknesses in global supply chains across an array of products. This has led companies and governments to reconsider their existing supply chains and has led to an uptick in business planning and policy-making that aims to relocate the manufacturing of key components and sub-assembly lines within domestic markets, closer to downstream assembly and manufacturing plants. One potential means to reshore and reduce supply chain vulnerability is to increase the use of 3D printing to allow manufacturers to “print on demand” the many components needed to fabricate products, or to completely print products in one step. We also believe that our products offer meaningful solutions to this trend, as Nuburu’s blue laser technology can help provide the means to cost-effectively produce parts on demand.

Our Technology

Although IR lasers are the incumbent technology used in many systems today, we believe that they are not the optimum choice for processing aluminum, copper, gold, and other reflective metals. Nuburu believes its technology is well-positioned to usher in a new era of manufacturing, extending laser technology to far broader applications and markets.

Nuburu is currently targeting two major markets: (i) laser welding or material processing and (ii) metal 3D printing. Both markets have grown substantially in recent years, already resulting in multi-billion-dollar TAMs and SAMs, and we believe both are poised to experience further substantial growth.

Welding

Nuburu’s initial focus is on the materials processing market. The blue industrial laser offers improved quality and speed to welding and joining applications driven by superior absorption of the blue laser relative to an IR laser. For example, in copper, which is an important material in the electrification wave of manufacturing, absorption of IR lasers is only 5%, while blue lasers achieve absorption of 65%.

Traditional IR welding and joining is effectively a violent process that vaporizes the target metal, ejecting particulates and leaving holes behind. To minimize these problems, IR lasers have employed multiple methods to minimize the defects when welding high reflectivity materials, the two most common of which are (i) the use of a scanner to create a swirl pattern on the metal and (ii) the use of a dual beam or ring beam.

The first method, the use of a scanner-based swirl pattern, does work, but it results in a more complex welding pattern which in turn results in a slower speed for a given laser power. By contrast, the blue laser of the same equivalent power can directly weld the copper material substantially faster (up to 8x faster) with minimal to no defects in the weld and minimal to no spatter generation during the welding process.

The second method, the ring laser beam, uses a lower power laser beam surrounding a high intensity laser beam. The lower power laser beam preheats the metal to the point that the high intensity laser beam can couple its energy into the part. In the case of copper, this preheating technique increases the absorption from about 5% to 15%, which is sufficient for the IR laser to be able to initiate the weld. By contrast a blue laser with the same power level will weld copper substantially faster (up to 8x faster) than the ring laser and with greater energy efficiency because of the much higher absorption of the blue laser beam (65%) compared to the IR ring laser. While the ring laser must use excess energy to even initiate the weld, the blue laser simply welds the parts. This is very evident when welding copper foils, where the ring laser is only capable of a spot weld, while the blue laser is capable of continuous welding of the foils, a feature highly desired in battery manufacturing.

Nuburu’s blue laser therefore offers valuable capabilities for improving the means to manufacture at a lower cost than what is currently possible with IR lasers. We also expect that these capabilities will lead to the wider adoption of laser welding as it will allow manufacturers that until now have used lasers primarily for welding steel and stainless-steel components to also use lasers on more reflective materials such as copper and aluminum (which are used in great quantities in electric vehicles).

Metal 3D Printing

Nuburu’s second focus is metal 3D printing. 3D printing is performed with many different methods; however, the most common laser-based methods fall into one of three categories: (i) laser powder bed fusion, (ii) direct energy deposition and (iii) laser-based wire feed. Each of these methods has its advantages, the powder bed fusion method currently offers the highest resolution and finest feature printing capabilities, but also the slowest printing rates. The direct metal deposition method has a poorer surface finish and cannot print as fine of features as the powder bed fusion, but it does achieve very high build speeds. The laser based wire feed printing method produces a relatively rough surface finish, but it can print much larger parts at very high speeds which is its key advantage.

Powder Bed Fusion

Powder bed fusion is a method for 3D printing where a thin layer of powdered feedstock is laid down, and then an energy source melts particles together at specific locations on that plane. A subsequent particle layer is deposited and again selectively melted, joining powder on the top layer to the previously melted layer beneath. This process is repeated with a different pattern for each layer until the part is completed. Once completed, the part is removed from the build plate and the unmelted powder is recovered and recycled to be used again in the process. The part is cleaned, inspected and the final machining steps are performed to achieve the desired part features and dimensions.

When a laser is the energy source for powder bed fusion, the technique is called selective laser melting. Lasers are the preferable option for the energy source because alternative methods, such as an electron beam, require the build volume to be in a vacuum. However, traditional IR lasers suffer from the same limitations in 3D printers that also limit their effectiveness in welding applications. A high intensity laser beam is rapidly scanned across the powder bed melting and vaporizing the metal particles. While the smallest particles are readily vaporized, some portions of the larger particles are also vaporized. This is problematic in several ways. First, the metal plume that comes off the powder as the metal vaporizes requires complex fume filtering and management. Second, metal vaporization being trapped in the part during printing may create a void or defect in the part that could be a weakness in the final part produced. This weakness may be a mechanical weakness, or in the case of copper, the thermal and electrical characteristics may be degraded due to the presence of these voids. A third issue that arises when trying to scale the physical part size and the printing volume is the management of the plume of metal as it can easily redeposit on an adjacent area of the part or an adjacent part. This condensation of the metal vapor can also cause voids and defects in the parts, making scaling up laser powder bed fusion systems using IR lasers challenging for machine designers because of these limitations in the fundamental process of rapidly melting the metal.

When used in a powder bed fusion application, the blue laser can be incorporated in one of two ways. The first, is simply a drop-in replacement for the IR laser, which already represents a significant improvement as blue laser has the advantage of increased absorption and consequently increased printing speed. This printing speed advantage has been demonstrated by Nuburu in both copper and stainless steel, with consistently faster printing speeds than achieved with an IR laser.

However, the blue laser, because of its high absorption rate, can also be used in a different mode of printing, one that does not lead to vaporization of the metal and consequently a dramatic reduction in the voids or defects created in the part during the printing process. This process is the conduction mode printing process where a large spot size with a low laser power density is used to take advantage of the enhanced absorption of the laser beam. The use of this large spot size is best described as area printing, where the spot is an image to be printed rather than just a spot. This results in a very calm melting of the powder with little to no vaporization, thereby substantially eliminating the need for fume management and successfully avoiding many pitfalls of the current 3D printing methods. The result is a substantial increase in print speed and the ability to easily scale up the printing method to large areas or to a large part count in a single printing run.

Direct Energy Deposition (DED)

Direct Energy Deposition (DED) is the method where the powder is delivered by a nozzle into the laser beam as the beam traverses the part being produced. The advantages of this method include the very efficient use of powder and the ability to deposit metal at a very high build rate. The powder use is more efficient than a powder bed system, because only the powder to be deposited is used in the process, unlike a powder bed, where the entire area of the part is covered with powder as it is being produced. This method has been in use for many years for remanufacturing old parts as well as producing new parts. A very precise motion control system is required to maintain surface quality as well as build quality. However, the surface quality and the minimum wall thickness is a direct function of the large spot size used in this method and consequently this method cannot achieve the same part resolution or surface finish as a powder bed-based system.

We believe that the blue laser is an ideal source for this method because of its ability to couple the laser power efficiently into the powder as it is rapidly approaching the build surface. The powder must be completely melted before reaching the surface to be properly incorporated into the build. The high absorption characteristics of the blue laser light enables the rapid heating of all metal materials that would be used with this method, resulting in Nuburu’s blue laser achieving an increase in build speed of up to 7x in copper and 3x in stainless steel compared to an equivalent IR laser.

Laser-based Wire Feed

Wire feed deposition is the method of 3D printing where a wire is fed into the laser beam as the beam traverses the part. This method has also been used for many years for remanufacturing old parts as well as producing new parts. A very high precision motion control system is likewise required to maintain surface quality as well as build quality. The overall surface quality and minimum wall thickness is limited by the wire thickness used in this method. Consequently, this method cannot achieve the same part resolution or surface finish as a powder bed system, but it can achieve very high metal deposition rates.

We believe that the blue laser is an ideal source for this method because of its ability to couple the laser power efficiently into the wire as it is rapidly approaching the build surface. The wire must be completely melted just as it reaches the build surface. This approach requires a wire feed head that can operate in any direction coupled to the blue laser and a very fine control of the wire as it is fed into the laser beam. The approach can deposit material very fast and uses a gantry style system to trace out and build the part. Some companies have used 6-axis robots to accomplish the same type of build, allowing very large parts to be fabricated out of materials such as titanium and other alloys. Nuburu is working with other companies that are developing systems using a very fine wirefeed method which should greatly improve the surface finish and allow the manufacturing of very large parts (~1m3).

Blue Laser in 3D Printing

Nuburu believes its blue laser technology has the potential to be a novel solution for 3D printing by opening an entirely new path to lowering 3D printing costs. We expect the blue laser light engine will be a “plug and play” replacement for today’s IR lasers, enabling both new systems to be built as well as old systems to be upgraded. Once upgraded, we expect that these light engines will provide a wider material processing capability, higher printing speeds, better resolution and stronger as printer parts. Nuburu has demonstrated this capability by integrating its blue laser into a commercial 3D printed and quantifying the speed and performance advantages. In addition, the blue laser has demonstrated the ability to print “hard to print” materials such as copper and gold. These results can be attributed to the enhanced absorption characteristics of the blue laser light which enabled the blue laser to print these materials when the IR lasers could not melt the base material in either a powder bed printer or wire feed printer. These results highlight that Nuburu’s blue laser provides increased flexibility with respect to the material used in blue laser-based 3D printer. We believe this flexibility in material processing makes the blue laser a superior choice for customers when designing their production lines and making their purchasing choices.

A challenge with 3D printing is to print parts that are competitive in cost with more conventional metal manufacturing methods such as casting and injection molding. Nuburu has demonstrated and applied for patents on a new area printing technology (“APT”). Nuburu is currently designing and testing this new technology which we believe has the potential to greatly increase the printing speed of a more conventional 3D printer. The projected printing rates for this technology would make the per part cost competitive with more conventional means of manufacturing such as sand casting and injection molding. We believe that the APT approach to printing challenges the paradigm of today’s 3D printers and consequently has the potential to become a breakthrough technology that could propel 3D printing into major manufacturing markets by meeting the cost per part required by these industries and permitting the printing of much larger parts. Nuburu has already demonstrated this printing technique in the laboratory and is now being funded through a U.S. Air Force contract from AFWERX to develop a full-scale version of such a printer (see “ — Research and Development — Research”).

Benefits of Our Technology

We believe Nuburu’s blue lasers are an ideal manufacturing tool for a number of reasons.

Wavelength Characteristics

Fundamental physics states that the color of the light directly represents the energy carried by light. As the energy of the light increases so does the ability of materials to absorb this energy. Metal absorption is one manifestation of this inherent property of blue. In other words, no amount of manipulation can change the way that metals absorb other wavelengths of light, meaning that blue has an inherent superiority for processing steel, gold, titanium, aluminum, copper, nickel, and many other metals. This applies to metal surfaces that are machined, polished, sandblasted or etched which has no effect on the ability of the laser to melt or weld the material.

Superiority to IR Lasers

The blue laser is adept at welding parts that are difficult for an IR laser to weld, particularly reflective metals such as copper, gold and aluminum. The IR wavelength is poorly absorbed by these materials, so IR lasers struggle to create and sustain melting. The ways that IR lasers can overcome the absorptivity issues are either by preheating the metal or by increasing the laser intensity until the material vaporizes and creates what is termed a keyhole. While this allows absorption, the process is violent and creates spatter and debris on the component and voids in the weld. Spatter creates loose debris in assemblies which may cause electrical short circuits and failure. Pores in the weld zone reduce strength and electrical performance.

A substantial number of products requires some level of welding, for example, batteries in an electric vehicle, cell phones, cell phone components and large screen displays. These products contain significant amounts of copper, gold, aluminum and stainless steel which must be joined together at some point during the assembly of the product. Nuburu’s light engines are able to deliver the necessary heat required to weld the precision parts together quickly and with high manufacturing yields.

Permits Welding of Smaller Features

Nuburu uses patented technology to spatially and spectrally combine the outputs of blue wavelength diodes. The diodes are individually aligned to produce smaller spot size and higher intensity. This high intensity, or brightness, creates a smaller laser focus and therefore allows welding or melting of smaller features. In addition, the high brightness allows greater distances from the focus lens to the workpiece allowing scan head beam delivery or access into remote positions. In summary, Nuburu blue lasers offer flexible output for use in an automated machine.

(1)Speed across materials on a per watt basis.

3D Printing Compatibility

Nuburu provides manufacturers with blue lasers for welding, cutting, stripping coatings and 3D printing. These lasers, when combined with external optical components, make up a light engine. Our customers are able to integrate our blue light engines into their manufacturing processes in a variety of ways, including by directly attaching the laser to a scanner to allow for rapidly redirecting of the laser beams across a part or, in the case of 3D printing, the powder bed. We believe that this compatibility enables our blue laser-based light engines to be a plug and play replacement for today’s IR lasers. Alternatively, a Nuburu laser fiber could be attached to a welding or cutting head and then mounted on a motion system to allow the laser beam to be moved and repositioned. Finally, a Nuburu light engine could consist of a Nuburu laser and a light modulation system that enables a new generation of 3D printers based on APT rather than single spot printing, which is currently the industry standard. We believe this approach to 3D printing, which we are currently working to develop, has the potential to revolutionize the industry by delivering increased speed and quality in printing metal parts.

Modular Design

Nuburu’s laser systems are based on a modular design where the lowest power module is the building block for higher power systems. This homogenizes the supply chain, streamlines production and allows for rapid new product development. By using a common module approach, we aim to achieve lower costs, consistent performance, good reliability and simplified serviceability.

Simple Design

The Nuburu laser designs are straight forward and designed for automated assembly. The light from the individual laser diodes is combined with no additional steps to create the beam. This is referred to as a direct diode laser source and is more efficient than other technologies, requiring less electrical power to run the machine. To achieve high power, high brightness from its laser systems, Nuburu’s automated manufacturing methods align all of the optical components of the system. Each laser diode operates at a different wavelength or color and they are each superimposed on each other to achieve a laser beam brightness that is the same as a single emitter. A linear array of sources is created with this method which represents the highest brightness and power that can be achieved from the combination of so many laser diodes. The high brightness translates into the lowest possible beam divergence for the product. The low beam divergence is essential for integration with industry-standard optical scanning systems, including those integral to both production lines and powder bed fusion 3D printing.

Recognition

The value proposition of the Nuburu commercial product line has led to several industrial and academic partnerships, along with industry recognition, including: Finalist Prism Award — Photonics Media (2018), Innovators Award, Platinum Honoree — Laser Focus World (2018), Innovators Award, Gold Honoree — Laser Focus World (2019), Innovation Award — Laser World of Photonics (2019), Technology Innovation Award, Best Practices Award, Frost & Sullivan (2019), and Innovators Award, Gold Honoree — Laser Focus World (2020). In addition, in 2019, Frost and Sullivan awarded Nuburu its Technology Innovation Award recognizing Nuburu as a company employing best practices.

Key Advantages

For welding applications, Nuburu’s blue industrial laser provides the following key advantages when compared to conventional welding methods:

●	High energy process efficiency due to the high absorption of the blue laser light;
●	Higher speed because there is no need for pre-heating;
●	Greater part strength due to minimal voids;
●	Lower electrical resistance due to minimal voids; and
●	Superior part quality due to lack of ejected material during the welding process.

For additive manufacturing, Nuburu’s blue laser light engines provide the following advantages:

●	High energy process efficiency due to the high absorption of the blue laser light;
●	Higher speed because of the higher absorption on the parts;
●	Greater part strength due to minimal voids;
●	Lower electrical resistance due to minimal voids;
●	Higher part yield due to the reduced spatter not causing defects in adjacent parts; and
●	Smaller part size as the blue laser can be focused on a tighter spot size.

Our Products

In 2017, Nuburu launched the world’s first commercially available high-power blue industrial laser, the Nuburu AO-150. This laser demonstrated the ability to weld the thin foils used in lithium-ion batteries. These batteries are the predominant rechargeable power source for portable devices and tools, and are built using layers of thin copper and aluminum foils separated by electrolytes that hold and release the electrical charges. The foils must be joined along one edge, but traditional manufacturing methods of achieving this have been unsatisfactory: Soldering is time consuming; ultrasonic welding creates poor quality welds and requires tool contact and thus entails associated repair and replacement costs; and the IR can only spot weld these foils, both of which prevent batteries from achieving high performance. By contrast the Nuburu AO-150 welds these foils rapidly with essentially no particle ejection or voids left behind.

In 2018, Nuburu launched the higher power AO-500 and additional supporting hardware, extending the range of applications for the blue industrial laser. For example, the lithium-ion batteries described above are built around thin foils, but the foils are welded to tabs, the tabs to the case, and then the case to busbars that connect individual modules together for high-capacity batteries. Each of those joints might connect different materials and different thicknesses of materials. A single blue industrial laser can perform all these welds with straightforward adjustments of laser power and other parameters. This provides the direct advantage of high-quality connections produced at high speeds, and the indirect advantages associated with reduced production line footprint, and decreased maintenance and training costs.

Nuburu has continued to improve the performance of the blue industrial laser. In 2019, Nuburu was able to integrate the next generation of laser diodes into the AO-150 and AO-500 products producing 200 Watt and 650 Watts respectively, which enabled us to introduce the AO-200 and the AO-650. Nuburu continues to improve the performance of its AO-650 laser with the latest lasers with greater lifetime and power margin. Nuburu has combined two AO-650 lasers to study applications requiring up to 1,400 Watts of laser power. Numerous tests were performed at power levels up to 1,400 Watts providing a guideline for the products that will be needed to address the major copper welding markets indicating that higher power and smaller spot sizes will be needed.

Nuburu based its long-term roadmap, shown in the chart below, on these early test results. Following these results, an entirely new product design approach was adopted that we expect will provide higher brightness and rapid scalability to multi-kilowatt (“kW”) power levels. This is the AI series laser, where the beam quality has been improved by a factor of 3x and the output power of the base model has been upgraded to 300 Watts.

Nuburu is currently targeting the first quarter of 2023 for the commercial launch of the first laser in the AI series, the AI-300. We anticipate that the AI-300 will serve as the base building block for additional products. By combining up to four AI-300 modules into a single laser system, Nuburu expects to develop a product with over 1,000 Watts of continuous power. Furthermore, by combining the 1,000-Watt subsystems, Nuburu expects to be able to extend the output power to 2kW and 4kW. Nuburu anticipates that the output power of the blue laser diodes in these systems will continue to improve and expects upgrades to these systems will be straightforward resulting in an upgrade of these systems to 1.5kW, 2.5kW and 4.5kW. With this modular design approach, we expect to rapidly achieve scale in our automated production line, homogenize our supply chain, streamline our production, and increase the speed of product development. We expect this modular approach to enable us to deliver consistent performance, good reliability, and simplified customer serviceability at competitive prices.

We expect to begin releasing the high-power systems ranging in power from 1.5kW to 4.5kW in 2024. For this line of products, Nuburu expects the final products to be in the form of a light engine, encompassing both the laser and the beam delivery system. Our beam delivery system can be one of two types: (i) an optical scanner-based system or (ii) a welding head with sensors. We are developing the AI product line to be compatible with existing scanners, which works by rapidly scanning the beam across the processing surface with a pair of orthogonal mirrors.

Both our AO and AI product lines have been designed to be compatible with standard welding heads which may include a variety of sensors, such as a seam tracker and a weld quality monitor. These beam delivery systems are an add-on to the sale of laser systems because Nuburu is committed to providing a complete welding solution to its customers.

We are also currently working to develop the next generation of blue lasers to be released in our product roadmap, involving a single mode blue fiber laser (SML) which we anticipate being unmatched in performance and brightness in the industry. We are designing the first alpha prototype which we expect will be ready for testing by the end of 2022 and commercially available in 2023. We are designing this line of single mode blue lasers to be compatible with both types of beam delivery systems; however, the optical scanner will be the preferred beam delivery system. Today every powder bed 3D printer uses an IR laser and a scanner. We are designing the Nuburu single mode laser to be a direct drop-in replacement for the incumbent IR lasers. 3D printing with the blue single mode laser benefits from the high absorption of the blue light creating solid parts with good surface quality at near net shape independent of the material being processed. For steel, titanium, pure copper, and copper alloys, our initial testing results demonstrate significant improvements in build rate and part quality, and reduction in post-processing time.

Our Competitive Strengths

●	Disruptive Technology: We believe our technology will disrupt and enable fast growing markets such as e-mobility, consumer electronics, aerospace and defense and 3D printing, while also helping to promote a sustainable future.
●	Proprietary Technology: We have an extensive IP portfolio, with over 180 granted and pending patents and applications worldwide.
●	Customer Engagement: We have engaged with blue chip companies in large, global industries as current and target customers. Over time, we also anticipate follow-on revenue streams from supplying replacement lasers and light engines and from conducting any required servicing.
●	Experienced, Founder-led Leadership: We have a pioneering, founder-led, and visionary management team with a track record of innovation and execution in the laser industry.
●	Growing Market Adoption: We have already shipped 40 systems to 27 customers, and have partnerships with Essentium and AFWERX.

Our Growth Strategy

Nuburu aims to become the pre-eminent global supplier of lasers for welding and 3D printing for a significant range of industrially important metals in both established and emerging manufacturing applications. Our growth strategy is driven by two global industrial trends:

●	The growing importance of quality and speed for large scale volume manufacturing in energy storage, consumer electronics, e-mobility, aerospace and other industries.
●	Burgeoning 3D printing applications, particularly for high-value aerospace, automotive and medical metal parts.

Some key aspects of our growth strategy include:

Maintain and develop products for welding

Nuburu expects to make the blue laser the technology of choice for welding applications such as batteries, consumer electronics (such as cell phones, tablets and large screen displays), electric vehicles and renewable energy. The speed, quality and yield that can be achieved with the blue laser is the key driver in its adoption into these markets. Nuburu’s AO product line has already made inroads into manufacturing components for cell phones, displays and wire-feed 3D printing. We expect that Nuburu’s AI product line will expand the range of applications that can be addressed by combining the blue laser with a scanner to enable remote welding of batteries, consumer electronics and electric vehicle components. The scanner capability opens market opportunities for the blue laser because of its ability to rapidly move the beam from weld seam to weld seam. This light engine provides the production speed and quality sought by manufacturers for welding batteries, consumer electronics and electrical vehicle components.

Integrate Blue lasers into Directed Energy Deposition 3D Printing

Nuburu has integrated its AO-650 into a Directed Energy Deposition (DED) machine capable of printing parts using blown powder. In a direct comparison, the Nuburu blue laser outperformed an IR laser by a wide margin resulting in a substantial improvement in printing energy efficiency which translates directly to speed, a superior surface finish, and near forged metal densities. While this is a small portion of the additive market, it is an important one that enables our light engines to print large scale parts from a variety of materials such as titanium and copper alloys. The blue laser-based DED machine provided manufacturers with the speed, surface finish and densification required by markets such as aerospace.

Integrate single mode blue laser into additive machines

Nuburu is developing a single mode blue laser (SML) that we expect to be a drop-in replacement for the IR fiber lasers used in 3D powder bed printers today. This technology is at the center of the Nuburu research and development efforts where the initial demonstration of a single mode blue fiber laser was successful. Nuburu is now working to scale the output power of the laser to its initial offering of 100 Watts CW. This laser is expected to expand the additive space, allowing the fabrication of parts that are 10x the size of parts fabricated with an IR laser, at speeds up to 7x faster for a given power level and to print metals that are reflective in the near IR. This technology is compatible with existing systems, allowing customers the flexibility to upgrade their existing systems to blue as an alternative to ordering an entirely new 3D printing system. The improvement in process speed and part quality is expected to enable the mass adoption of 3D printing in aerospace, healthcare, dentistry, jewelry and other general manufacturing applications.

Next Generation Blue Laser Additive Systems

Nuburu has demonstrated the ability to print metal parts with its APT. We expect that this system will flash print over 2 million spots simultaneously in an area over 1,000x greater than the single spot used in today’s printers. The laser light engines are modular in their design which allows a powder bed printer system to be outfitted with a single light engine or multiple light engines. Multiple light engines provide a path to very high printing speeds, and lower operating costs. This method of printing relies on the conduction mode printing referred to earlier in this document and will not have the complicated fume management systems required in today’s large area printers. A system based on several light engines has the potential to achieve 10-20kg/hr printing speeds while maintaining a 0.050mm minimum part resolution. We expect that a breakthrough in speed while maintaining resolution and part quality will enable adoption in cost sensitive markets such as automotive and consumer products.

With respect to all of the 3D printing applications, Nuburu anticipates growing its capabilities organically or through partnerships or acquisitions.

Extend Blue Laser Capabilities

Nuburu believes it has only started to uncover the many potential applications of this technology beyond the two major markets explored to date: vehicle electrification and 3D printing. With expanded resources we expect to be able to uncover additional applications in defense, healthcare, solar energy and semiconductor processing markets. In addition, we believe that as Nuburu introduces new products they will find applications in the growing market place.

Manufacturing and Supply

Manufacturing

Nuburu is located in Centennial, Colorado with an approximate 30,000 sq. ft. facility. The facility primarily supports applications testing, manufacturing, engineering, and research and development of lasers and laser systems. Approximately 2,400 sq. ft. of our facility is a clean room facility in which the laser light engine modules are manufactured, assembled, and tested. Other areas of the facility facilitate the integration of the laser light engine modules with control and power electronics into a chassis to form laser systems. Completed laser systems undergo testing and quality control within the facility.

We anticipate that our current facility can support the manufacturing volumes forecasted through 2025 and perhaps beyond. Needed capacity increases can be accomplished by improvements to the manufacturing line, adding equipment to bottleneck manufacturing steps as well as expansion of key areas. Specifically, we are planning to expand the cleanroom area to 3,200 sq. ft. by extending it into a currently unused space. We expect to be able to improve production flow through modest infrastructure leasehold improvements, such as removal of divisive walls and inclusion of doors and passthroughs in strategic locations. These improvements would allow the product assembly to flow in a continuous uninterrupted line, increasing efficiencies.

Nuburu’s lasers are designed to be compatible with automated manufacturing methods. Nuburu continually improves the design of its lasers as well as the automation equipment required to manufacture these systems. Our strategy for scaling up our existing manufacturing line is based on two key elements: (i) optimizing the automated production flow and (ii) minimizing the touch labor. The automated assembly provides both the needed precision as well as the reproducibility of the assembly to manufacture the high precision blue laser modules. Since the key steps are performed with automated machines, we can minimize both the touch labor as well as the skill set needed for manufacturing. These elements combine to provide Nuburu with a cost effective and scalable manufacturing strategy. However, once the base production line design is finalized, the entire production line may be replicated as many times as is needed to increase capacity, limited only by space constraints and infrastructure limitations.

Throughout the manufacturing process, Nuburu uses multiple screening steps to check the quality of its products beginning with an initial automated screening test that identifies laser diodes that are below performance standards. For this initial test, six laser diodes are integrated into an assembly and undergo a visual inspection. The diodes are also turned on to quantify their performance and verify that they meet specifications. Those units are then integrated into a screening station and operated for a predetermined period to eliminate early failures, which are referred to as infant mortalities. Once they have passed this first step, they are integrated into a module, which is then tested for performance before integration into a system. After integration into a system, Nuburu uses a week-long test procedure to confirm that the electronics and laser are performing according to specifications.

We expect to work to reduce waste and limit costs while developing robust manufacturing processes with the aim of enhancing our competitive advantage in the marketplace. To do this, we expect to incorporate the Six Sigma Lean methodologies as well as ISO quality standards to ensure we meet customer expectations. With Six Sigma, we expect to further improve the quality of our products and decrease the variations that cause rework or defects. By incorporating the 5S pillars of the Six Sigma process into our day-to-day work life, we expect to develop a streamlined productive work environment ensuring organized and improved cycle times, with the aim of reducing the cost of goods sold. Through these tools we aim to create an environment that demands quality and performance, while reducing downtime and defects that are generated from undefined processes and underutilized talent.

We anticipate that as we ramp up our manufacturing, we will require additional engineers and production personnel to build out and then operate our manufacturing capabilities.

Supply

We purchase raw materials used to manufacture our products and other components, such as laser diodes, micro-optics, optics, optical filters, bulk optics, cooling components, electronic components, and other materials, from various suppliers. We purchase materials and components through purchase orders or agreed-upon terms and conditions with our key suppliers. To mitigate raw material and component supply chain issues and risks, we aim to take a variety of actions such as second source qualification, accumulation of safety stock and vendor surveillance. We may also consolidate our supply base and move supplier locations. If we transition locations, we may increase our inventory of such products as a “safety stock” during the transition, which would cause the amount of inventory reflected on our balance sheet to increase.

Partnerships

Over the past five years, Nuburu has developed a number of partnerships in cell phone component welding systems, display welding systems, and 3D printing.

Key research institutes

Nuburu has established various partnerships, past or current, with prominent welding and 3D printing institutes including Edison Welding Institute in North America, two Fraunhofer institutes and Munich Technical University in Germany, Warwick University (WMG — Energy Innovation Center) in the United Kingdom, Osaka Welding Institute in Japan and Shanghai Jai tung University in China. The purpose of these partnerships has been to validate our own testing and benchmark our metal processing application results against incumbent technologies used in manufacturing, including for example against IR lasers, ultrasonic welding, resistance welding and tungsten inert gas welding.

Key customers & partnerships

Nuburu has also developed key partnerships with selective customers. We have performed hundreds of applications and thousands of test welds for customers and target customers around the world. These applications serve as a validation of customer specific application over a wide range of welding applications including batteries, consumer electronic components, heat sinks for cell phones (vapor chambers), 3C applications such as connectors, PC board interfaces, flex circuits and 3D printing.

The first-generation AO-650 has been qualified by and is already operating in the production of vapor chambers by a key integrator in Asia. Our AO-150 is in the manufacturing qualification stage with two large systems for mask welding by an organic light-emitting diode (OLED) manufacturer in Asia. We recently also finalized a multi-year supply and license agreement for a 3D printing application with Essentium, a manufacturer of 3D printing platforms. We have delivered our AO blue laser systems to over ten large brands worldwide which have been installed on-site at our customers’ manufacturing facilities and are currently undergoing engineering and manufacturing qualification testing. Many of our existing customers have indicated interest in also testing and qualifying our new AI product line, which we are aiming to bring to the marketplace in early 2023. A major integrator of battery welding production lines has expressed an intent to order an AI high-power product for their development laboratory as soon as available.

Research and Development

We conduct research and development efforts on our laser technology for new products at our headquarters in Colorado and we conduct research on applications at both our headquarters and partner facilities.

Research

We are currently conducting research that aims to continuously improve our blue laser systems. Our laser research is concentrated in two areas: (i) creating the highest possible brightness laser from blue laser diodes and (ii) developing a single mode blue laser source.

Nuburu has been studying numerous methods for increasing the brightness and power levels of its product line. These studies are focused on maximizing the brightness of our direct diode laser technology and include wavelength multiplexing, spectral beam combining and coherent beam combining. Nuburu is also testing numerous methods to build a single mode blue laser system with the aim of maximizing laser performance. We are currently working to scale up the output power of the latter to the industrial product levels of 100 Watts or more. A 100-Watt single mode blue laser is an ideal drop-in replacement for the single mode IR lasers currently in use in 3D printers.

Nuburu is also developing Area Printing Technology (APT) that uses millions of laser beams to simultaneously print a portion of a metal part in a single shot. This approach to 3D printing would allow breakthrough speeds and resolution for the parts being printed. This is because current 3D printers work by scanning a laser beam across the powder bed to fuse a very small spot of metal onto the printed part. The printing speed is limited by two factors, the amount of laser energy that can be absorbed by the metal and the speed at which the scanner can move the laser beam. These factors ultimately limit the amount of laser power that can be used and the speed at which any single scanner-based 3D printer can print. This is not the case with Nuburu’s APT, where the millions of laser beams illuminate an area that is approximately 1,000x the size of the spot typically used in a 3D printer ultimately resulting in a radically new approach to 3D printing that greatly reduces spatter and fumes that can cause defects in the parts being produced. We believe that multiple parts can be produced simultaneously on a single build plate without the issue of defects and further, that very large parts can be printed without concerns over part integrity. Nuburu is currently engaged in a project funded by the Air Force Research Labs through the AFWERX program to develop this large-scale, high-speed 3D printer.

Nuburu’s APT’s uses Texas Instruments Digital Light Projector (DLP) to create a blue laser image on the powder bed with millions of pixel resolution. These devices were designed for large movie theaters and as a result they can handle high blue laser power levels. This provides the ability to create an image on a powder bed that is over 1,000x the size of the spots used today but with sufficient power density to fuse the powder layer by layer into a 3D printed part. The result is higher printing speeds with 0.050mm of resolution in the image from each laser print engine. Multiple laser print engines can be used within a single printer to further increase the printing speed providing a path to 10-20kg/hr printing rates or higher depending on the size of the system. The laser light engine for this type of printer consists of an AO-650H laser, a collimating and homogenizing system, the DLP spatial light modulator and a reimaging system. The AO-650H provides 650 Watts of laser power through a 400µm core optical fiber and a narrow laser bandwidth. Printer tests are expected to begin in the first quarter of 2023.

Product Development

Nuburu’s current product development activities are focused on bringing the AI product line to the industrial laser marketplace in 2023. This product consists of a high brightness 300-Watt laser system. This product along with its manufacturing method have been under development since 2017 at Nuburu. The development of this system encompasses the design of the laser, its electronics and an automated manufacturing capability. Since Nuburu is focused on developing laser modules with individual laser sources, the only economical method to manufacture these systems is to fully automate the production process. Nuburu has invested in all of the equipment to accomplish this goal resulting in a pilot production line that is intended to be scalable. This module forms the basis for the multi-mode product line extending from 300 Watts to multi-kWs of laser power. This modularity means that the system output power can be rapidly scaled from today’s single module system to a system that would encompass 16 modules and produce over 4-5kW of laser power. Nuburu has designed all of the mechanical components and electronic components with system scalability in mind. This modular design approach means that the next generation of higher power products that are needed to address a broad market need can be rapidly and efficiently developed.

Intellectual Property

Nuburu currently has over 180 granted and pending patents (of which more than 30 are in the United States and the remainder are foreign), including patents and applications directed to blue laser applications such as welding, blue laser technologies, single mode blue laser technologies, blue Raman laser technologies, addressable array technologies, and 3D printing using blue lasers. A number of its patent applications also relate to APT, electronic manufacturing, battery manufacturing and other blue laser applications. These patents are at various stages of review. Our currently issued patents are expected to expire at various times between 2034 and 2039.

Nuburu’s practice is to apply for patent protection in key countries worldwide and to date we have been successful at securing patents in the United States and other countries. Our foreign rights include protections in Finland, France, Germany, Ireland, Switzerland, Spain, Italy, the United Kingdom, Japan, South Korea, China and Russia. Our patent portfolio is regularly updated with new provisional applications, regular utility applications and international and foreign applications, as well as with continuing patent applications being filed as patents are granted to keep the patent families active and to extend our portfolio coverage.

We currently do not license any patents.

Proprietary active alignment

The Nuburu design approach requires extremely precise alignment. The need to maintain precision alignment typically represents a challenge for optical systems intended for use in production environments, but we have developed proprietary active and automated alignment technology that solves this challenge and streamlines laser assembly and leads to robust and reliable performance in the field. That built-in robustness leads to long-term laser output power stability over thousands of hours of operation. Proprietary alignment technology also allows for a modular design approach, which enables both scalable product designs and straightforward production line maintenance. We believe that the active alignment that we have achieved would be very difficult to replicate.

Proprietary single mode technology

In conjunction with the proprietary design of the AO- and AI-series lasers, we hold patents and patent applications for an additional and further breakthrough in technology key to the next generation blue lasers. This technology enables a high-power single mode blue laser. Single mode laser performance provides the ultimate laser beam with the lowest angular divergence and the highest possible power density. This laser can be focused to a smaller spot size than an infrared laser and is the basis for Nuburu’s next generation single laser 3D printer design. In addition, when the single mode laser is combined with an optical scanner, it becomes possible to rapidly weld parts at a considerable distance. Since a blue laser has a substantially lower beam divergence than an IR laser, the standoff distance can be increased, or the spot size can be decreased to increase the precision of the welding process. We expect this ongoing development to position Nuburu as a leader in next-generation blue industrial lasers for the foreseeable future.

Competition

The laser system industry in which we operate has significant price and technological competition. We compete directly with mature competitors such as Coherent, Inc., IPG Photonics Corporation, Lumentum Holdings Inc., Raycus Fiber Laser Technologies Co., Ltd., Laserline GmbH and Trumpf SE + Co. KG, which are well established and have longer operating histories, significantly greater financial and operational resources, and name recognition, which we do not have. However, we also compete with development-stage companies such as TeraDiode Inc. and others. A number of these competitors are seeking to improve conventional IR lasers or to develop new laser technologies, including blue laser technology. We also compete not only with companies providing conventional lasers, but also with companies offering non-laser solutions for the applications we target. Examples of current technologies used or expected to be used in welding and 3D printing applications include:

●	Infrared Fiber and Disc Lasers: Infrared lasers are the current predominant incumbent technology. However, when used on reflective material, the laser intensity must be increased to a level where the metal vaporizes, which creates spatter on the surface and pores in the weld itself. A higher intensity also results in a smaller spot size and smaller melt area. In order to increase the melt area a scan head is used to “wobble” the beam in a pattern on the workpiece. This technique still creates a weld with excessive porosity and spatter. In addition, the need for a scan head for wobbling increases weld time by up to 10x compared with blue and the capital cost of the scan head and driving software is substantial.
●	Infrared Fiber Ring Lasers: Another way to improve the absorption of infrared wavelength into reflective material is to increase the temperature of the material prior to welding. A specially developed custom fiber laser or processing head is used to produce a ring of laser light around the main processing beam. This enables pre-heating of the metal before the processing beam. This is still a keyhole process but with some reduction in the heat input. However, this method also produces spatter in the melt area and voids in the weld. This approach also increases the cost of the equipment, as additional power is required. In some cases, two lasers are used, which further increases costs. The resulting process relies on a very precise balance of power in the ring and core and can be difficult to maintain in a production environment. Whilst the ring output approach can show acceptable results in thicker sections it still struggles in foil welding and fine feature applications.
●	Green Lasers: A more recent introduction in the laser market is the green laser, which can be generated from both a fiber laser and a solid-state laser by using a method called frequency doubling. A non-linear crystal is used to change the color of the laser from the IR to the green. These high-power green lasers are relatively new to the market and are still under evaluation by customers for 3D printing and welding applications. However, green lasers have significant drawbacks. While the wavelength is closer to blue and improvement in absorption is seen compared with IR lasers in typically reflective materials, the improvement is not as large as with blue. Typically, a 20% improvement in absorption is seen in blue compared with green. But the most significant drawback of green lasers is their complexity and poor electrical conversion efficiency. An optical technique known as “frequency doubling” is used to take the output of an IR laser and convert the output to green (i.e., a 2kW IR laser is used to make a 1kW green laser). This requires an additional process of putting the IR beam through a crystal. This is complicated, inefficient and the conversion crystal is considered a consumable, which requires frequent maintenance or replacement due to the deterioration of the non-linear crystals. These characteristics increase the capital and running costs for the manufacturer and also compromise the reliability of the green lasers.
●	Other Blue Lasers: In general, blue lasers based on an array of diodes in a bar produce lower brightness compared to individual devices because of the limitations of the spacing of the diodes on the bar array. In general, bar arrays thus result in a larger spot size or shorter standoff distance than could easily be achieved with individual devices such as our single chip approach used in our AI line of products. There is one company we are aware of that is developing blue laser diode bar technology that overcomes this limitation, but we believe this company’s beam quality is still limited to the multi-mode brightness of the individual laser diode source which would compete with our single mode AI line of products. We believe that our single mode laser greatly exceeds the performance of any of the direct diode laser beam combination methods that we are aware of.

While there are various competing laser technologies all seeking to disrupt the IR laser’s current foothold in various applications, we believe Nuburu’s blue-laser technology is the superior approach. The cost of our blue laser technology is currently greater than that of most conventional IR laser systems and that some potential customers may prioritize purchase price in making their investment decisions. However, we believe that our blue laser technology has the potential to offer our customers a greater return on investment. Nuburu’s blue laser fundamentally improves absorption rates and allows a melting process with no vaporization, which generally results in improved stable, high-quality welds and printed products, with minimal voids and spatter, all achieved using less energy and at increased speeds. We believe that Nuburu blue laser technology offers a superior solution to improving a variety of aspects of welding and 3D printing, providing customers with a broader range of applications than currently possible.

In addition to the technical aspects outlined above, we believe principal competitive factors include technology capabilities, materials, process and application know-how, cost of operation, product reliability and the ability to provide a full range of products to meet customer needs. We believe that our future success depends on our ability to provide high-quality products, introduce new products to meet evolving customer needs and market opportunities, and extend our technologies to new applications.

Government Regulation and Compliance

We are subject to regulations governing the safe operation of our blue laser products. The lasers we produce are listed as Class IV lasers according to the U.S. Food and Drug Administration’s Center for Disease and Radiological Health (“CDRH”) and must meet all government guidelines for safe operation. Each laser system design must be registered with the CDRH prior to its release to the marketplace. Nuburu lasers also receive the CE mark (signaling that we have checked that our products meet applicable EU safety, health and environmental requirements) once they pass all of the CE certification testing on safety and radiofrequency emissions. This mark is required by most foreign countries to allow them to import our products.

Nuburu is also subject to the export regulations of the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”). We have worked with BIS to classify our current suite of products, and we intend to classify each of our new products prior to releasing them. Nuburu also has established an export manual that clearly articulates our policies and procedures used to confirm that we are in compliance with applicable U.S. export regulations. All of our employees and distributors worldwide are required to confirm that they will adhere to these policies. Nuburu expects to update its policy and export manual from time to time to reflect any changes required by new export controls or developments in best practices. Currently, neither our AO nor our AI lasers require an export license to export to the list of countries that U.S. companies are permitted to export to. As part of our export process, we check the government’s consolidated screen list before we accept orders or ship lasers to ensure that none of the parties involved are prohibited parties.

Sales and Marketing

Given the size, complexity and value of our blue laser technology, our sales to date have come from long-term discussions between our management team and our current customers. Based on our experiences so far, we expect the approximate adoption timelines of our customers from first contact to first purchase order to range up to 22-24 months. Going forward, we intend to expand our marketing efforts and as we pursue a more widespread adoption of our blue laser technology.

We have developed and trained and expect to continue to develop and train third-party distributors that provide sales and customer support functions in their specific territory, including business development and sales, application and service support and local marketing. Our distributors are and are expected to be an integral part of our sales and marketing strategy. The Americas region is managed from our headquarters, but we have distributor partners located in key countries worldwide to help target current and prospective customers in Asia (particularly in China, Japan, Singapore, South Korea, India and Taiwan) and in Europe.

Our applications lab is key to our sales effort because it allows our customers to test our full range of products to explore various application capabilities and better understand how our lasers might help them address their most challenging manufacturing problems. Our technical team provides on-site support through installation and offers technical support and training to our customers.

Employees and Human Capital

As of September 30, 2022, Nuburu had 36 full-time employees. A significant number of our employees have a technical background and hold advanced engineering or scientific degrees. We are committed to being an employer of choice through increasing diversity in the workforce and building and maintaining a positive and inclusive culture. We view our human capital investments as crucial for our success.

Our work environment is highly collaborative and one that is based on trust and mutual respect. Our team is comprised of highly skilled engineers who take substantial pride and ownership in their work. We take pride in our transparent approach to communicating, whether internally with employees or externally with our partners and customers.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.

We anticipate that in order to reach our strategic objectives, we will be required to recruit and retain additional management, human resources, accounting, finance, technical, engineering and sales personnel.

Facilities and Office Space

Our corporate headquarters are located in Centennial, Colorado where we lease approximately 30,000 sq. ft. of space pursuant to a lease that expires in 2025. The facility is used for applications testing, semi-automated manufacturing, research and development and quality control. Due to the compact size of our products and production lines, we believe this office space is sufficient to meet our near-term capacity needs; however, when the lease expires, we may seek alternate facilities for our operations. We believe that suitable alternative space would be available if required in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

EXECUTIVE AND DIRECTOR COMPENSATION

Tailwind

None of Tailwind’s officers or directors have received any cash compensation for services rendered to Tailwind. Commencing on the date that Tailwind’s securities were first listed on the NYSE, Tailwind has agreed to pay the Sponsor (or an affiliate thereof) a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of Tailwind’s initial business combination or its liquidation, Tailwind will cease paying these monthly fees. No compensation of any kind, including finder’s and consulting fees, will be paid to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of Tailwind’s initial business combination. However, these individuals were and will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Tailwind’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Tailwind’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or any of their respective affiliates. Any such payments prior to an initial business combination were or will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, Tailwind has not implemented any additional controls governing reimbursement payments to Tailwind’s directors and officers for their out-of-pocket expenses incurred in connection with Tailwind’s activities on its behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, has been or will be paid by the company to the Sponsor, Tailwind’s officers, directors or any of their respective affiliates, prior to completion of an initial business combination.

Nuburu

In achieving its goals, Nuburu has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving these goals.

Nuburu believes its compensation program should promote the success of the company and align executive incentives with the long-term interests of its stockholders. As Nuburu’s needs evolve, Nuburu intends to continue to evaluate its philosophy and compensation programs as circumstances require.

This section provides an overview of Nuburu’s executive compensation programs prior to the completion of the Business Combination.

Nuburu is considered an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, this section provides an overview of Nuburu’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

Historically, the Nuburu board of directors, with input from its Chief Executive Officer, has determined the compensation for Nuburu’s named executive officers. For the year ended December 31, 2021, Nuburu’s named executive officers, consisting of Nuburu’s principal executive officer, former principal executive officer, and two most highly compensated executive officers (other than Nuburu’s principal executive officer and former principal executive officer), were:

●	Dr. Mark Zediker, Chief Executive Officer
●	Dr. Guy Gilliland, former Chief Executive Officer
●	Jean-Michel Pelaprat, former Chief Marketing and Sales Officer
●	Christopher Baldwin, former Chief Financial Officer

Dr. Gilliland served as Nuburu’s Chief Executive Officer until Dr. Zediker was appointed to such role on October 11, 2021, and Dr. Gilliland resigned on October 31, 2021. Mr. Pelaprat served as Chief Marketing and Sales Officer, and Mr. Baldwin served as Chief Financial Officer, of Nuburu during Nuburu’s entire fiscal year ended December 31, 2021. Mr. Pelaprat and Mr. Baldwin resigned on March 31, 2022 and February 4, 2022, respectively.

Summary Compensation Table

The following table sets forth information concerning the compensation of Nuburu’s named executive officers for the year ended December 31, 2021.

			Option	Nonequity	All Other
		Salary	Awards	Incentive	Compensation		Total
Name and Principal Position	Year	($)	($)	Compensation ($)	($)		($)
Dr. Mark Zediker, Chief Executive Officer and director	2021	400,000	—	—	—		400,000
Dr. Guy Gilliland, former Chief Executive Officer and director(1)	2021	317,757	—	—	42,003	(2)	359,760
Jean-Michel Pelaprat, former Chief Marketing and Sales Officer(3)	2021	360,000	—	—	—		360,000
Christopher Baldwin, former Chief Financial Officer(4)	2021	250,000	—	—	—		250,000
(1)	Dr. Gilliland resigned on October 31, 2021.
(2)	This amount represents reimbursements Nuburu paid to Dr. Gilliland for certain travel and lodging expenses to facilitate Dr. Gilliland’s relocation to Nuburu’s headquarters in Colorado.
(3)	Mr. Pelaprat resigned on March 31, 2022.
(4)	Mr. Baldwin resigned on February 4, 2022.

Outstanding Equity Awards at 2021 Year End

The following table presents information regarding outstanding equity awards held by Nuburu’s named executive officers as of December 31, 2021.

	Option Awards(1)
			Number of	Number of
			Securities	Securities
			Underlying	Underlying
			Unexercised	Unexercised	Option
		Vesting	Options	Options	Exercise	Option
		Commencement	Exercisable	Unexercisable	Price	Expiration
Name	Grant Date	Date	(#)	(#)	($)	Date
Dr. Mark Zediker	10/21/2020(2)(3)	8/1/2020	646,072	1,292,145	2.50	10/20/2030
Dr. Guy Gilliland	10/21/2020(2)	8/24/2020	1,110,436	—	0.15	3/22/2022(4)
Jean-Michel Pelaprat(5)	6/16/2016(2)	4/1/2016	500,000	—	0.18	6/15/2026
	4/27/2017(2)	4/1/2017	50,000	—	0.70	4/26/2027
	6/16/2017(6)	6/6/2017	100,000	—	2.20	6/15/2027
	3/13/2019(2)	3/13/2019	17,187	7,813	2.29	3/12/2029
	10/21/2020(2)	7/31/2020	265,625	484,375	0.15	10/20/2030
Christopher Baldwin	10/21/2020(2)	8/17/2020	215,357	430,715	0.15	10/21/2030(7)
(1)	All stock options were granted pursuant to the Nuburu, Inc. 2015 Equity Incentive Plan.
(2)	1/4th of the total shares vested on the first anniversary of the vesting commencement date, and 1/48th vested or will vest each month thereafter on the same day of the month as the vesting commencement date, subject to the holder’s continuous service through each vesting date.
(3)	This option is subject to certain acceleration benefits pursuant to the named executive officer’s employment agreement, as described below under “— Executive Officer Employment Agreements”.
(4)	Pursuant to the terms of the underlying option agreement, Dr. Gilliland’s option expired 3 months following the date of his resignation as a member of the Nuburu board of directors on December 22, 2022.

(5)	Each of Mr. Pelaprat’s options ceased vesting on April 1, 2022, pursuant to the terms of an independent contractor agreement between Nuburu and Mr. Pelaprat, as described below under “— Executive Officer Employment Agreements”. Each such vested option otherwise remains outstanding subject to its original terms and conditions, including expiration date.
(6)	1/48th of the total shares vested or will vest each month following the vesting commencement date on the same day of the month as the vesting commencement date, subject to the holder’s continuous service through each vesting date.
(7)	Mr. Baldwin’s option terminated on August 4, 2022, the date that was three months after Mr. Baldwin ceased to be a consultant of Nuburu pursuant to the terms of a consulting agreement between Nuburu and Mr. Baldwin, as described below under “— Executive Officer Employment Agreements”.

Executive Officer Employment Agreements

The following provides as overview summary of employment or service agreements with Nuburu’s named executive officers for the year ended December 31, 2021.

Dr. Mark Zediker

Nuburu entered into an amended and restated employment agreement with Dr. Mark Zediker, Nuburu’s Chief Executive Officer and director, that will take effect on December 3, 2022. Dr. Zediker’s annual rate of base salary is $400,000, and he is eligible for incentive compensation as determined by the Nuburu board of directors.

Dr. Zediker’s amended and restated employment agreement provides that, in the event of a “change in control” (as defined in Dr. Zediker’s amended and restated employment agreement), subject to Dr. Zediker remaining an employee of Nuburu through such change in control, all remaining unvested shares of Nuburu common stock subject to Dr. Zediker’s outstanding options or other compensatory equity awards will accelerate vesting in full immediately prior to the completion of such change in control. The Closing will not constitute a change in control under Dr. Zediker’s amended and restated employment agreement.

The term of employment for Dr. Zediker under his amended and restated employment agreement is through July 31, 2025. If Nuburu terminates Dr. Zediker’s employment without “cause” or Dr. Zediker terminates his employment for “good reason” (each as defined in Dr. Zediker’s amended and restated employment agreement), then Dr. Zediker will be entitled to continuing payments of base salary, payable monthly at the rate then in effect, until the earlier of July 31, 2025, or 24 months following such termination. If Dr. Zediker’s employment terminates due to his death, Dr. Zediker’s surviving spouse or other beneficiary, if applicable, will be entitled to a lump sum payment equal to 12 months of Dr. Zediker’s base salary at the rate then in effect. If Nuburu terminates Dr. Zediker’s employment due to his “disability” (as defined in Dr. Zediker’s amended and restated employment agreement), then Dr. Zediker will be entitled to severance pay with an aggregate value equal to 12 months of Dr. Zediker’s base salary at the rate then in effect, payable in equal monthly installments through the earlier of July 31, 2025, or 24 months following such termination.

Dr. Zediker’s amended employment agreement includes certain non-solicitation obligations for 24 months following his termination and certain non-competition obligations ranging up to a period ending on the later of July 31, 2025 and 24 months following his termination (with the applicable period depending on the circumstances of the termination of his employment) or for 12 months following his termination upon the expiration of the term of the employment agreement. Dr. Zediker’s amended employment agreement further provides for certain mutual non-disparagement obligations with respect to both Dr. Zediker and Nuburu.

Dr. Guy Gilliland

Nuburu had entered into an employment agreement with Dr. Guy Gilliland, Nuburu’s former Chief Executive Officer, on August 24, 2020. Dr. Gilliland’s employment terminated on October 31, 2021. Dr. Gilliland did not receive any severance payments or benefits in connection with the termination of his employment.

Pursuant to the employment agreement, Dr. Gilliland is subject to non-competition obligations until October 31, 2022 and non-solicitation obligations until October 31, 2023. Dr. Gilliland’s employment agreement further provided for certain mutual non-disparagement obligations with respect to both Dr. Gilliland and Nuburu.

Jean-Michel Pelaprat

Nuburu had entered into an amended employment agreement with Jean-Michel Pelaprat, Nuburu’s former Chief Marketing and Sales Officer, on July 31, 2020. Mr. Pelaprat’s employment terminated on March 31, 2022. Mr. Pelaprat did not receive any severance payments or benefits in connection with the termination of his employment.

Pursuant to the amended employment agreement, Mr. Pelaprat is subject to non-competition obligations until March 31, 2023 and non-solicitation obligations until March 31, 2024. Mr. Pelaprat’s amended employment agreement further provided for certain mutual non-disparagement obligations with respect to both Mr. Pelaprat and Nuburu.

In connection with the termination of Mr. Pelaprat’s employment, Nuburu entered into an independent contractor agreement with Mr. Pelaprat that became effective on April 1, 2022. Pursuant to the independent contractor agreement, Mr. Pelaprat is eligible to receive fees from Nuburu at the rate of $250 per hour for advisory services Mr. Pelaprat performs for Nuburu, up to a maximum of eight hours per calendar day. The independent contractor agreement has a term of 12 months, and may be extended for an additional year at a time upon written mutual agreement of Nuburu and Mr. Pelaprat. In general, the independent contractor agreement may be terminated by Nuburu or Mr. Pelaprat, after a minimum period of six months, on 30 days’ written notice. Under the terms applicable to Mr. Pelaprat’s options granted prior to the termination of his employment and pursuant to Mr. Pelaprat’s independent contractor agreement, Mr. Pelaprat’s options ceased vesting on April 1, 2022.

Chris Baldwin

Nuburu had entered into an employment letter with Chris Baldwin, Nuburu’s former Chief Financial Officer, on July 16, 2020. Mr. Baldwin’s employment terminated on February 4, 2022. Mr. Baldwin did not receive any severance payments or benefits in connection with his termination of employment.

In connection with the termination of Mr. Baldwin’s employment, Nuburu entered into a consulting agreement with Mr. Baldwin on February 4, 2022, which terminated on May 4, 2022. Pursuant to the consulting agreement, Mr. Baldwin was eligible to receive fees from Nuburu at the rate of $250 per hour for consulting services Mr. Baldwin performed for Nuburu, up to a maximum of 200 hours. Under the terms applicable to Mr. Baldwin’s options granted prior to the termination of his employment, Mr. Baldwin continued to vest in his options through May 4, 2022, while providing services under his independent contractor agreement.

Nuburu is also party to employment agreements with each of the following executives, who are not Nuburu’s named executive officers for the year ended December 31, 2021, but a summary of those agreements is provided for information purposes.

Brian Knaley

Nuburu entered into an employment agreement with Brian Knaley, Nuburu’s Chief Financial Officer, that will take effect on December 2, 2022. Mr. Knaley’s annual rate of base salary is $325,000, and he is eligible for an annual cash incentive bonus of up to 25% of his annual base salary and an incentive bonus of $50,000 upon the completion of the Business Combination.

The term of employment for Mr. Knaley under his employment agreement is through October 31, 2025. If Nuburu terminates Mr. Knaley’s employment without “cause” or Mr. Knaley terminates his employment for “good reason” (each as defined in Mr. Knaley’s employment agreement), and Mr. Knaley executes a separation agreement and release of claims in a form reasonably satisfactory to Nuburu that becomes effective and irrevocable no later than 60 days following the date of such termination, then Mr. Knaley will be entitled to continuing payments of base salary, payable monthly at the rate then in effect, for 12 months following his termination. If Mr. Knaley’s employment terminates due to his death, Mr. Knaley’s surviving spouse or other beneficiary, if applicable, will be entitled to a lump sum payment equal to 6 months of Mr. Knaley’s base salary at the rate then in effect. If Nuburu terminates Mr. Knaley’s employment due to his “disability” (as defined in Mr. Knaley’s employment agreement), and Mr. Knaley executes a separation agreement and release of claims in a form reasonably satisfactory to Nuburu that becomes effective and irrevocable no later than 60 days following the date of such termination, then Mr. Knaley will be entitled to severance pay with an aggregate value equal to 6 months of Mr. Knaley’s base salary at the rate then in effect, payable in equal monthly installments for 12 months following such termination.

Mr. Knaley’s employment agreement includes certain non-solicitation obligations for 24 months following his termination and certain non-competition obligations for 12 months following his termination, provided that Mr. Knaley will not be subject to any non-competition obligations following his termination upon the expiration of the term of the employment agreement. Mr. Knaley’s employment agreement further provides for certain mutual non-disparagement obligations with respect to both Mr. Knaley and Nuburu.

Brian Faircloth

Nuburu entered into an amended and restated employment agreement with Brian Faircloth, Nuburu’s Chief Operating Officer, that will take effect on December 2, 2022. Mr. Faircloth’s annual rate of base salary is $325,000, and he is eligible for incentive compensation as determined by the Nuburu board of directors.

The term of employment for Mr. Faircloth under his amended and restated employment agreement is through October 31, 2025. If Nuburu terminates Mr. Faircloth’s employment without “cause” or Mr. Faircloth terminates his employment for “good reason” (each as defined in Mr. Faircloth’s amended and restated employment agreement), and Mr. Faircloth executes a separation agreement and release of claims in a form reasonably satisfactory to Nuburu that becomes effective and irrevocable no later than 60 days following the date of such termination, then Mr. Faircloth will be entitled to continuing payments of base salary, payable monthly at the rate then in effect, for 12 months following his termination. If Mr. Faircloth’s employment terminates due to his death, Mr. Faircloth’s surviving spouse or other beneficiary, if applicable, will be entitled to a lump sum payment equal to 6 months of Mr. Faircloth’s base salary at the rate then in effect. If Nuburu terminates Mr. Faircloth’s employment due to his “disability” (as defined in Mr. Faircloth’s amended and restated employment agreement), and Mr. Faircloth executes a separation agreement and release of claims in a form reasonably satisfactory to Nuburu that becomes effective and irrevocable no later than 60 days following the date of such termination, then Mr. Faircloth will be entitled to severance pay with an aggregate value equal to 6 months of Mr. Faircloth’s base salary at the rate then in effect, payable in equal monthly installments for 12 months following such termination.

Mr. Faircloth’s employment agreement includes certain non-solicitation obligations for 24 months following his termination and certain non-competition obligations for 12 months following his termination, provided that Mr. Faircloth will not be subject to any non-competition obligations following his termination upon the expiration of the term of the employment agreement. Mr. Faircloth’s employment agreement further provides for certain mutual non-disparagement obligations with respect to both Mr. Faircloth and Nuburu.

Employee Benefit and Stock Plans

Nuburu, Inc. 2015 Equity Incentive Plan

The Nuburu, Inc. 2015 Equity Incentive Plan was adopted by the Nuburu board of directors in January 2015 and approved by Nuburu’s stockholders in February 2015. The Nuburu board of directors and Nuburu’s stockholders increased the share reserve under the 2015 Equity Incentive Plan in August 2020 to 11,580,870 shares. The 2015 Equity Incentive Plan (as amended, the “Nuburu 2015 Plan”) provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to Nuburu’s employees and any employees of any parent or subsidiary of Nuburu, and nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units to Nuburu’s employees, consultants and directors and the employees, consultants and directors of any parent or subsidiary of Nuburu (each, an “award” and the recipient of such award, a “participant”). It is expected that if the Tailwind stockholders approve the new Equity Incentive Plan, as further described in Proposal No. 6, the Nuburu 2015 Plan will be terminated as of immediately prior to the effective time of the Business Combination, and no additional awards will be granted under the Nuburu 2015 Plan thereafter. However, the Nuburu 2015 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the Nuburu 2015 Plan.

Authorized Shares. Subject to the adjustment provisions contained in the Nuburu 2015 Plan, the maximum aggregate number of shares of Nuburu Common Stock which may be subject to awards and sold under the Nuburu 2015 Plan is equal to 11,580,870 shares.

If an award under the Nuburu 2015 Plan expires or becomes unexercisable without having been exercised in full, such award is surrendered pursuant to an exchange program or, with respect to restricted stock or restricted stock units, is forfeited to Nuburu or repurchased by Nuburu due to the failure to vest, the unpurchased shares (or, for awards other than options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the Nuburu 2015 Plan (unless the Nuburu 2015 Plan has terminated). With respect to stock appreciation rights, only shares actually issued pursuant to a stock appreciation right will cease to be available under the Nuburu 2015 Plan; all remaining shares under stock appreciation rights will remain available for future grant or sale under the Nuburu 2015 Plan (unless the Nuburu 2015 Plan has terminated). Shares that have actually been issued under the Nuburu 2015 Plan pursuant to any award will not be returned to the Nuburu 2015 Plan and will not become available for future distribution under the Nuburu 2015 Plan; provided, however, that if shares issued pursuant to awards of restricted stock or restricted stock units are repurchased by Nuburu or are forfeited to Nuburu due to the failure to vest, such shares will become available for future grant under the Nuburu 2015 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the Nuburu 2015 Plan. To the extent an award under the Nuburu 2015 Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the Nuburu 2015 Plan. Notwithstanding the foregoing and, subject to adjustment as provided in the Nuburu 2015 Plan, the maximum number of shares that may be issued upon the exercise of incentive stock options will equal the aggregate share number stated above, plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any shares that become available for issuance under the Nuburu 2015 Plan pursuant to an award’s lapse.

As of August 8, 2022, options to purchase 6,091,133 shares of Nuburu Common Stock and restricted stock units covering 1,053,000 shares of Nuburu Common Stock were outstanding under the Nuburu 2015 Plan.

Plan Administration. The Nuburu 2015 Plan is administered by the Nuburu board of directors or one or more of its committees. Under the Nuburu 2015 Plan, the administrator has the authority and discretion to select which Nuburu service providers will receive awards, and to determine the terms and conditions that will apply to the awards granted (including, without limitation, the number of shares of Nuburu Common Stock that the recipients may be entitled to receive or purchase, any vesting acceleration or waiver of forfeiture restrictions), which terms may vary from award to award based on such factors as the administrator will determine. The administrator also may authorize, generally or in specific cases, any adjustment in the exercise price, vesting schedule, term, or number of shares subject to any award by cancelling such outstanding award and subsequently regranting the award, by amendment or through an exchange program. The administrator also has the authority to determine the fair market value of a share of Nuburu Common Stock for purposes of the Nuburu 2015 Plan and the awards granted thereunder. The administrator is authorized to interpret the provisions of the Nuburu 2015 Plan and individual award agreements and generally to take any other actions that are contemplated by the Nuburu 2015 Plan or necessary or advisable in the administration of the Nuburu 2015 Plan and individual award agreements. Any decision made or action taken by the administrator or in connection with the administration of the Nuburu 2015 Plan will be final and binding on all persons.

Stock Options. The administrator may grant incentive or nonstatutory stock options under the Nuburu 2015 Plan, provided that incentive stock options are only granted to Nuburu’s employees or the employees of any parent or subsidiary of Nuburu. The exercise price of such options must equal at least the fair market value of Nuburu Common Stock on the date of grant. The term of an incentive stock option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of Nuburu’s stock, or of certain of Nuburu’s affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of Nuburu Common Stock on the date of grant. The administrator will determine the methods of payment of the exercise price of an option. Subject to the provisions of the Nuburu 2015 Plan, the administrator determines the remaining terms of options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the Nuburu 2015 Plan, or, if longer, his or her award agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under the Nuburu 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Nuburu Common Stock between the exercise date and the grant date. Subject to the provisions of the Nuburu 2015 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of Nuburu Common Stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the grant date. The specific terms will be set forth in specific award agreements.

After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation for the period of time stated in his or her award agreement, or, if longer, his or her award agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term.

Restricted Stock. Restricted stock may be granted under the Nuburu 2015 Plan. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. The specific terms will be set forth in specific award agreements.

Restricted Stock Units. Restricted stock units may be granted under the Nuburu 2015 Plan. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to Nuburu, and the form and timing of payment. The administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. Restricted stock units that do not vest will be forfeited by the recipient and will revert to Nuburu. Specific terms will be set forth in specific award agreements.

Non-Transferability of Awards. Unless determined otherwise by the administrator, awards under the Nuburu 2015 Plan generally are not transferable except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the participant only by the participant.

Certain Adjustments. In the event that any dividend or other distribution (whether in the form of cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of Nuburu, or other change in the corporate structure of Nuburu affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Nuburu 2015 Plan, will adjust the number and class of shares of stock that may be delivered under the Nuburu 2015 Plan and/or the number, class, and price of shares of stock covered by each outstanding award.

Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of Nuburu, the Nuburu board of directors will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger or Change in Control. In the event of a merger of Nuburu with or into another entity or a “change in control” (as defined in the Nuburu 2015 Plan), each outstanding award under the Nuburu 2015 Plan will be treated as the administrator determines, subject to the following paragraph, without a participant’s consent, including, without limitation, that the administrator may determine (i) a participant’s awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices, (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control, (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control, (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by the administrator without payment), or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion, or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for the award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met.

For more information about the treatment of outstanding awards under the Nuburu 2015 Plan, see the section entitled “The Business Combination Agreement — Conversion of Securities.”

Amendment; Termination. The Nuburu board of directors may at any time amend, alter, suspend or terminate the Nuburu 2015 Plan, provided such action does not impair the existing rights of any participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that if the Tailwind stockholders approve the new Equity Incentive Plan, as further described in Proposal No. 6, the Nuburu 2015 Plan will be terminated as of immediately prior to the effective time of the Business Combination, and Nuburu will not grant any additional awards under the Nuburu 2015 Plan thereafter.

New Nuburu Equity Incentive Plan

For more information about the Equity Incentive Plan, see the section entitled “Proposal No. 6 — The Equity Incentive Plan Proposal.”

New Nuburu Employee Stock Purchase Plan

For more information about the ESPP, see the section entitled “Proposal No. 7 — The ESPP Proposal.”

Nuburu 401(k) Plan

Nuburu maintains a 401(k) retirement savings plan, for the benefit of its employees, including its named executive officers, who satisfy certain eligibility requirements. Nuburu’s 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under Nuburu’s 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s deferral contributions into the 401(k) plan are 100% vested when contributed. Nuburu does not currently provide any employer contributions under the 401(k) plan.

The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions generally are not taxable when distributed from the 401(k) plan.

Director Compensation

Nuburu currently has no formal arrangements under which non-employee directors receive compensation for their service on the Nuburu board of directors or its committees. Nuburu’s practice has been to reimburse non-employee directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as non-employee directors, and occasionally granting stock options to Nuburu’s non-employee directors.

For the year ended December 31, 2021, none of Nuburu’s non-employee directors received any compensation from Nuburu. Dr. Zediker and Dr. Gilliland did not receive any additional compensation for their service as directors in 2021. The compensation of Dr. Zediker and Dr. Gilliland as named executive officers is set forth above under “— Summary Compensation Table.”

Post-Business Combination Executive and Director Compensation

In November 2022, Nuburu entered into letter agreements with each of Ron Nicol, Dr. Ake Almgren, Daniel Hirsch, Kristi Hummel, Lily Yan Hughes and Elizabeth Mora, each of whom is expected to serve on the New Nuburu board of directors as a non-employee director following the Closing. Pursuant to the non-employee director letter agreements, each such non-employee director of New Nuburu will be entitled to a fee of $50,000 per annum (or $100,000 per annum in the case of Elizabeth Mora, who is expected to serve as the chair of the audit committee of the New Nuburu board of directors), payable quarterly in arrears (on a prorated basis, as applicable, with respect to board services rendered during the applicable quarter), as well as reimbursement of reasonable travel and other business expenses incurred in the performance of the non-employee director’s duties to New Nuburu. Additionally, pursuant to the non-employee director letter agreements, following the effectiveness of a Registration Statement on Form S-8 registering shares of New Nuburu Common Stock to be issued pursuant to the Equity Incentive Plan, each such non-employee director of New Nuburu is expected to be granted a one-time award of restricted stock units covering 25,000 shares of New Nuburu Common Stock, scheduled to vest on a quarterly basis in equal installments over a two-year period commencing at Closing, subject to the non-employee director’s continued status as a service provider through the applicable vesting dates and such other terms and conditions as set forth in the Equity Incentive Plan and the applicable award agreement thereunder. The foregoing description of the letter agreements is qualified in its entirety by the full text of the letter agreements, a form of which is attached hereto as Exhibit 10.20 and incorporated herein by reference.

Following the Closing, New Nuburu may further revise its executive and director compensation program from time to time to better align compensation with New Nuburu business objectives and the creation of stockholder value, while enabling New Nuburu to attract, retain, incentivize and reward individuals who contribute to the long-term success of New Nuburu. Decisions on the executive compensation program will be made by the New Nuburu compensation committee.

NUBURU MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Nuburu is a leading innovator in high-power, high-brightness blue laser technology that is focused on bringing breakthrough improvements to a broad range of high value applications including welding and 3D printing. By delivering increased speed and quality we hope to enhance productivity and cost efficiency for manufacturers in the e-mobility, consumer electronics, aerospace and defense and 3D printing markets as well as to find additional applications currently not yet serviced by existing laser technologies.

We have invented, patented and developed what we believe to be the next pivotal point for manufacturing technology, with the potential to revolutionize the manufacturing industry by changing how products are made. Our technology is also aligned with the need to reduce carbon generation in manufacturing. Most manufacturing processes require heat to shape, manipulate and form basic materials into a product. The Nuburu laser system outperforms currently available alternatives by more efficiently coupling heat into the material being processed, thereby helping to promote a more sustainable future by using less energy and, in turn, generating less carbon in the manufacturing process.

A fundamental physical characteristic is that metals absorb blue laser light better than IR laser light. In the case of materials such as gold, copper, silver and aluminum the advantage of blue laser light is substantial. The better absorption results in substantial improvements in the quality of the part produced, the yield of parts during production and the speed at which the part can be produced. We believe that these advantages enable efficiencies in the overall productivity of the manufacturing line and can extend the life of the products produced. We also believe that these characteristics will be advantageous to our customers, whether in upgrading existing manufacturing processes or enabling entirely new approaches to manufacturing through the use of Nuburu’s laser systems in either industrial welding or 3D printing technology applications.

Nuburu is currently shipping blue laser systems for welding applications such as batteries, large screen displays and cell phone components. We have performed thousands of welds in hundreds of application tests to date and we believe we have a strong and substantial customer pipeline for our laser light engines. Nuburu has developed a thorough understanding of the market need for its laser light engines across a broad array of applications including battery, e-mobility, consumer electronics, and 3D printing metal systems. We estimate that our SAM will grow from approximately $4 billion today to approximately $33 billion by 2032 (see “Information About Nuburu — Market Opportunity”).

The Business Combination

On August 5, 2022, Tailwind entered into a Business Combination Agreement with Merger Sub, and Nuburu. Each of Tailwind and Nuburu has agreed to use its reasonable best efforts to consummate the Business Combination.

If the Business Combination is approved by Tailwind’s stockholders, and those conditions outlined in the Business Combination Agreement are satisfied, Nuburu will merge with Merger Sub, with Nuburu (which will change its name to “Nuburu Subsidiary, Inc.”) surviving as a wholly owned subsidiary of Tailwind (which will change its name to “Nuburu, Inc.”). The cash resulting from the Business Combination is expected to be used toward our corporate growth strategy related to the commercialization of our blue laser systems and the scaling of our manufacturing operations to meet customer demand. The cash raised from the Business Combination is also expected to be used to fund investments in personnel and research and development as well as provide liquidity for the funding of our ongoing operating expenses. See the section entitled “Information about Nuburu — Our Growth Strategy” for additional details.

The Business Combination is anticipated to be accounted for as a reverse recapitalization. Nuburu will be deemed the accounting predecessor and the combined entity will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. Under this method of accounting, Tailwind will be treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to its consolidated balance sheet at September 30, 2022) of approximately $33.0 million (assuming no redemptions from the trust account by the Tailwind public stockholders and prior to the payment of transaction expenses). Nuburu’s total transaction expenses are estimated at approximately $5.6 million and Tailwind’s total transaction expenses are estimated at approximately $6.0 million. See “Unaudited Pro Forma Condensed Combined Financial Information.”

As a result of the Business Combination, Nuburu will become the successor to an SEC-registered and publicly traded company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Key Factors and Trends Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors.”

Commercial Launch of Products

We have begun the production and shipment of our AO-650 laser, and we are currently targeting the first quarter of 2023 for the commercial launch of the first laser in the AI series, the AI-300 (see “Information About Nuburu—Our Products”). Prior to the commercialization of our AI series, we must complete final testing and manufacturing ramp-up of our products. Any delays in the successful completion of these steps may impact our ability to generate revenue.

Adoption of our Blue Laser Technology

We believe that Nuburu blue laser technology offers a superior solution to improving a variety of aspects of welding and 3D printing, particularly in the manufacturing of batteries, consumer electronics, electric vehicles, renewable energy products and displays. However, our financial results will depend on the degree to which potential and current customers recognize the benefits of our blue laser technology and invest in our products. The selection process for our products is lengthy, typically up to 24 months, and may require us to incur costs in pursuing opportunities with no assurance that our products will be selected, which are included in selling and marketing expenses and research and development expenses.

Capital Equipment

Our business is expected to depend substantially upon capital expenditures by end users, particularly by manufacturers using our products for materials processing, which includes general manufacturing, automotive, particularly electric vehicles, other transportation, aerospace, heavy industry, consumer, semiconductor and electronics. Although applications within materials processing are broad, the capital equipment market in general is cyclical and historically has experienced sudden and severe downturns. For the foreseeable future, our operations will continue to depend upon capital expenditures by end users of materials processing equipment and will be subject to the broader fluctuations of capital equipment spending.

Recent inflationary pressures are resulting in global central banks adopting less accommodating monetary policies and increasing interest rates. Higher interest rates could impact global growth and could lead to a recession that may reduce the investment in capital equipment. In addition, higher interest rates would increase the cost of equipment financed with leases or debt.

Research and Development Expenses

We plan to continue to invest in research and development to improve our existing components and products and develop new components, products, systems and applications technology. We believe that these investments will sustain our position as a leader in the blue laser industry and will support the development of new products that can address new markets and growth opportunities. The amount of research and development expense we incur may vary from period to period.

Impact of the COVID-19 Pandemic

Since its outbreak in December 2019, the COVID-19 pandemic has disrupted global supply chains, affected production and sales across a range of industries and led to national and local governments imposing a variety of measures designed to contain the pandemic.

To date, we have experienced some delays due to the COVID-19 pandemic; however, we have not materially altered any terms with contractors, suppliers, customers, other business partners or our financing sources. We also continue to execute on our strategic plans and operational initiatives. However, the extent to which our operations and financial condition will be affected by the COVID-19 pandemic, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments that cannot be accurately predicted at this time and are uncertain, including new information that may emerge concerning the severity and scope of the COVID-19 pandemic (including the emergence of new variants that may be more contagious or severe, and may be less responsive to vaccines or treatments), the reimposition of measures to contain the COVID-19 pandemic or address its impact and the timing of global recovery and economic normalization, among other uncertainties and other factors identified in “Risk Factors” that may result in delays or modifications to these plans and initiatives.

Key Operating and Financial Metrics

We regularly review several metrics, including the metrics presented in the table below, to measure our performance, identify trends affecting our business, prepare financial projections, and make strategic decisions. We believe that these key business metrics provide meaningful supplemental information for management and investors in assessing our historical and future operating performance. The calculation of the key metrics and other measures discussed below may differ from other similarly-titled metrics used by other companies.

The following tables present our key performance indicators for the periods presented.

	Nine Months Ended
	September 30,
($ in thousands)	2022	2021	$ Change	% Change
Revenue	$1,006	$314	$692	220.4%
Total gross margin	(2,648)	(701)	(1,947)	277.7
EBITDA(1)	(9,688)	(6,333)	(3,356)	53.0
Capital expenditures	(282)	(316)	34	(10.8)
Free cash flow(1)	(7,570)	(6,290)	(1,280)	20.3

	Year Ended December 31,
($ in thousands)	2021	2020	$ Change	% Change
Revenue	$377	$692	$(315)	(45.5)%
Total gross margin	(1,390)	(2,082)	692	(33.2)
EBITDA(1)	(8,838)	(8,906)	68	(0.8)
Capital expenditures	(426)	(866)	440	(50.8)
Free cash flow(1)	(8,183)	(6,737)	(1,446)	(21.5)
NM	Not meaningful.
(1)

EBITDA and Free cash flow are non-GAAP financial measures. See “—Non-GAAP Information” below for our definitions of, and additional information about, EBITDA and Free cash flow and for a reconciliation to the most directly comparable U.S. GAAP financial measures.

Non-GAAP Information

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively and in context, may be helpful to investors in assessing our operating performance and trends and in comparing our financial measures with those of comparable companies that may present similar non-GAAP financial measures.

EBITDA and Free Cash Flow

We define “EBITDA” as income (loss), plus (minus) depreciation and amortization expenses, plus (minus) interest, plus (minus) taxes and “Free cash flow” as net cash from (used in) operating activities less capital expenditures. EBITDA and Free cash flow are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP and these measures should not be considered a substitute for net income (loss), and net cash used in operating activities reported in accordance with GAAP. Our computation of EBITDA and Free cash flow may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA or Free cash flow in the same fashion.

Limitations of Non-GAAP Measures

There are a number of limitations related to EBITDA, including the following:

●	EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and/or amortization of intangible assets. While these are non-cash charges, we may need to replace the assets being depreciated and amortized in the future and EBITDA does not reflect cash requirements for these replacements or new capital expenditure requirements.
●	EBITDA does not reflect interest expense, net, which may constitute a significant recurring expense in the future.
●	Free cash flow does not reflect the impact of equity or debt raises or repayment of debt or dividends paid.

Because of these and other limitations, EBITDA and Free cash flow should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Free cash flow on a supplemental basis. You should review the reconciliation of our net loss to EBITDA and net loss to Free cash flow below and not rely on any single financial measure to evaluate our business.

Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items and our presentation of Free cash flow does not necessarily indicate whether cash flows will be sufficient to fund our cash needs.

Reconciliation

The following table reconciles our net loss (the most directly comparable GAAP measure to EBITDA) to EBITDA for the period presented:

	Nine Months Ended
	September 30,
($ in thousands)	2022	2021
Net loss	$(10,107)	$(6,739)
Interest (income) expense, net	38	(1)
Income tax expense	—	—
Depreciation and amortization	381	408
EBITDA	(9,688)	(6,332)

	Year Ended December 31,
($ in thousands)	2021	2020
Net loss	$(9,384)	$(11,025)
Interest (income) expense, net	(1)	1,640
Income tax expense	—	—
Depreciation and amortization	547	479
EBITDA	(8,838)	$(8,906)

The following table reconciles our net cash used in operating activities (the most directly comparable GAAP measure to Free Cash Flow) to Free cash flow for the periods presented:

	Nine Months Ended September 30,
($ in thousands)	2022	2021
Net cash used in operating activities	$(7,288)	$(5,974)
Capital expenditures	(282)	(316)
Free cash flow	(7,570)	(6,290)

	Year Ended December 31,
($ in thousands)	2021	2020
Net cash used in operating activities	$(7,807)	$(8,046)
Capital expenditures	(426)	(866)
Free cash flow	(8,233)	$(9,272)

Components of Results of Operations

Revenue

We earn revenue from the sale of products and from service contracts. Our primary business activity involves sales and installation services of high powered lasers. We have customers in the United States, Europe, and Asia.

Cost of Revenue

Cost of revenue primarily consists of the cost of materials and employee compensation associated with the manufacturing of our high powered lasers. Product cost also includes lower of cost or net realizable value inventory (“LCNRV”) adjustments if the carrying value of the inventory is greater than its net realizable value. We recorded LCNRV charges of $0 and $0.6 million for the years ended December 31, 2021 and 2020, respectively.

Operating Expenses

Research and Development

Research and development expenses consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services and laboratory supplies incurred to further our commercialization development efforts. We expense research and development costs as incurred. We anticipate significant research and development expenses to increase as we expand our product portfolio.

Selling and Marketing

Selling and marketing expenses consist primarily of compensation and related costs for our direct sales force, sales management, marketing and include stock-based compensation, employee benefits and travel expenses. Selling and marketing expenses also include costs related to trade shows and marketing programs. We expense selling and marketing costs as incurred. We expect selling and marketing expenses to increase in future periods as we expand our sales force, marketing and customer support organizations and increase our participation in trade shows and marketing programs.

General and Administrative

Our general and administrative expenses consist primarily of compensation and related costs for our finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include our third-party consulting and advisory services, legal, audit, accounting services and facilities costs. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Results of Operations

Comparison of the Three Months Ended September 30, 2022 and 2021

The following table sets forth our operating results for the periods indicated:

	Three Months Ended September 30,
($ in thousands)	2022	2021	$ Change	% Change
Revenue	$868	$134	$734	547.8%
Cost of revenue	1,833	211	1,622	768.7%
Gross margin	(965)	(77)	(888)	1,153.2%
Operating expenses:
Research and development	1,066	574	492	85.7%
Sales and marketing	96	515	(420)	(81.6)%
General and administrative	1,757	762	995	130.6%
Total operating expenses	2,919	1,851	1,067	57.6%
Loss from operations	(3,884)	(1,928)	(1,955)	101.4%
Other income (expense)
Interest expense	(55)	—	(55)	NM
Other income (expense)	15	—	15	NM
Total other income (expense)	(40)	—	(40)	NM
Loss before income taxes	(3,924)	(1,928)	(1,995)	103.5%
Provision for income taxes	—	—	—	NM
Net loss	(3,924)	(1,928)	(1,995)	103.5%
NM	Not meaningful.

Revenue

Revenue increased by $734 thousand, or 547.8%, to $868 thousand for the three months ended September 30, 2022 from $134 thousand for the three months ended September 30, 2021. This increase is primarily due to laser system revenues and associated ancillary revenues generated from a government contract during the three months ended September 30, 2022.

Cost of Revenue

Cost of Revenue increased by $1,622 thousand, or 768.7%, to $1,833 thousand for the three months ended September 30, 2022 from $211 thousand for the three months ended September 30, 2021. This increase is primarily due to costs incurred in satisfying the performance obligations of the government contract revenues in addition to increased stock-based compensation expense and increased personnel expenses recognized during the period.

Operating expenses

Research and development

Research and development expenses increased by $492 thousand, or 85.7%, to $1,066 thousand for the three months ended September 30, 2022 from $574 thousand for the three months ended September 30, 2021. This increase is primarily due to increased personnel and consulting expenses. Additionally, there was an increase in general research and development tooling and supplies related to the development of our AI product line.

Sales and marketing

Sales and marketing expenses decreased by $420 thousand, or 81.6%, to $96 thousand for the three months ended September 30, 2022 from $515 thousand for the three months ended September 30, 2021.

The decrease is primarily due to the departure of our Chief Marketing and Sales Officer on March 31, 2022 and the related subsequent internal reorganization and reallocation of certain sales and applications labs personnel to cost of revenue and research and development, respectively.

General and administrative

General and administrative expenses increased by $995 thousand, or 130.6%, to $1,757 thousand for the three months ended September 30, 2022 from $762 thousand for the three months ended September 30, 2021. This increase is primarily due to increased stock-based compensation expense for our general and administrative personnel.

Other income (expense)

Interest expense

Interest expense increased by $55 thousand to $55 thousand for the three months ended September 30, 2022 from $0 for the three months ended September 30, 2021. This increase is primarily due to the Company Notes outstanding as of September 30, 2022 while there were no notes outstanding as of September 30, 2021.

Other income (expense)

Other income (expense) increased by $15 thousand to $15 thousand for the three months ended September 30, 2022 from $0 for the three months ended September 30, 2021. This increase is primarily due to interest earned on cash held in our bank account.

Comparison of the Nine Months Ended September 30, 2022 and 2021

The following table sets forth our operating results for the periods indicated:

	Nine Months Ended September 30,
($ in thousands)	2022	2021	$ Change	% Change
Revenue	$1,006	$314	$691	220.1%
Cost of revenue	3,654	1,015	2,639	260.0%
Gross margin	(2,648)	(701)	(1,948)	277.9%
Operating expenses:
Research and development	2,685	1,980	704	35.6%
Sales and marketing	604	1,353	(749)	(55.4)%
General and administrative	4,131	2,707	1,425	52.6%
Total operating expenses	7,420	6,040	1,380	22.8%
Loss from operations	(10,068)	(6,741)	(3,328)	49.4%
Other income (expense)
Interest expense	(57)	—	(57)	NM
Other income (expense)	19	1	18	NM
Total other income (expense)	(38)	1	(39)	NM
Loss before income taxes	(10,106)	(6,740)	(3,367)	50.0%
Provision for income taxes	—	—	—	NM
Net loss	(10,106)	(6,740)	(3,367)	50.0%
NM	Not meaningful.

Revenue

Revenue increased by $691 thousand, or 220.1%, to $1,006 thousand for the nine months ended September 30, 2022 from $314 thousand for the nine months ended September 30, 2021. This increase is primarily due to laser system revenues and associated ancillary revenues generated from a government contract during the nine months ended September 30, 2022.

Cost of Revenue

Cost of Revenue increased by $2,639 thousand, or 260.0%, to $3,654 thousand for the nine months ended September 30, 2022 from $1,015 thousand for the nine months ended September 30, 2021. This increase is primarily due to costs incurred in satisfying the performance obligations of the government contract revenues in addition to increased stock-based compensation expense and increased personnel expenses recognized during the period.

Operating expenses

Research and development

Research and development expenses increased by $704 thousand, or 35.6%, to $2,685 thousand for the nine months ended September 30, 2022 from $1,980 thousand for the nine months ended September 30, 2021. This increase is primarily due to increased personnel expense.

Sales and marketing

Sales and marketing expenses decreased by $749 thousand, or 55.4%, to $604 thousand for the nine months ended September 30, 2022 from $1,353 thousand for the nine months ended September 30, 2021.

The decrease is primarily due to the departure of our Chief Marketing and Sales Officer on March 31, 2022 and the related subsequent internal reorganization and reallocation of certain sales and applications labs personnel to cost of revenue and research and development, respectively.

General and administrative

General and administrative expenses increased by $1,425 thousand, or 52.6%, to $4,131 thousand for the nine months ended September 30, 2022 from $2,707 thousand for the nine months ended September 30, 2021. This increase is primarily due to increased stock-based compensation expense for our general and administrative personnel.

Other income (expense)

Interest expense

Interest expense increased by $57 thousand to $57 thousand for the nine months ended September 30, 2022 from $0 for the nine months ended September 30, 2021. This increase is primarily due to the Company Notes outstanding as of September 30, 2022 while there were no notes outstanding as of September 30, 2021.

Other income (expense)

Other income (expense) increased by $18 thousand to $19 thousand for the nine months ended September 30, 2022 from $1 thousand for the nine months ended September 30, 2021. This increase is primarily due to interest earned on cash held in our bank account.

Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020

The following table sets forth our operating results for the periods indicated:

	Year Ended December 31,
($ in thousands)	2021	2020	$ Change	% Change
Revenue	$377	$692	$(315)	(45.5)%
Cost of revenue	1,766	2,775	(1,009)	(36.4)%
Gross margin	(1,389)	(2,083)	694	(33.3)%
Operating expenses:
Research and development	2,463	3,103	(640)	(20.6)%
Sales and marketing	1,648	1,309	339	25.9%
General and administrative	3,885	3,551	334	9.4%
Total operating expenses	7,996	7,963	33	0.0%
Loss from operations	(9,385)	(10,046)	661	(6.6)%
Other income (expense)
Interest expense	—	(1,653)	1,653	NM
Other income (expense)	1	674	(673)	NM
Total other income (expense)	1	(979)	980	NM
Loss before income taxes	(9,384)	(11,025)	1,641	(14.9)%
Provision for income taxes	—	—	—	NM
Net loss	(9,384)	(11,025)	1,641	(14.9)%
NM	Not meaningful.

Revenue

Revenue decreased by $315 thousand, or 45.5%, to $377 thousand for the year ended December 31, 2021 from $692 thousand for the year ended December 31, 2020. This decrease is primarily due to lower sales of our AO-150 product partially offset by marginally higher sales of our AO-650 product.

Cost of Revenue

Cost of Revenue decreased by $1,009 thousand, or 36.4%, to $1,766 thousand for the year ended December 31, 2021 from $2,775 thousand for the year ended December 31, 2020. This decrease is primarily due to lower adjustments for lower of cost or market and excess and obsolete related to our inventory and lower product revenue.

Operating expenses

Research and development

Research and development expenses decreased by $640 thousand, or 20.6%, to $2,463 thousand for the year ended December 31, 2021 from $3,103 thousand for the year ended December 31, 2020. This decrease was primarily driven by a reduction related to the reprioritization in spending for laser platforms combined with reduced personnel-related expenses.

Sales and marketing

Sales and marketing expenses increased by $339 thousand, or 25.9%, to $1,648 thousand for the year ended December 31, 2021 from $1,309 thousand for the year ended December 31, 2020. This increase was primarily driven by increased spending on marketing efforts to support our commercialization efforts partially offset by lower personnel-related expenses.

General and administrative

General and administrative expenses increased by $334 thousand, or 9.4%, to $3,885 thousand for the year ended December 31, 2021 from $3,551 thousand for the year ended December 31, 2020. The increase was primarily driven by increased personnel-related expenses and increased professional fees expenses associated with legal, compliance and accounting matters.

Other income (expense)

Interest expense

Interest expense decreased by $1,653 thousand to $0 for the year ended December 31, 2021 compared to the year ended December 31, 2020. The decrease primarily reflects the reduced interest expense associated with the repayment of the $7.0 million promissory note in 2020.

Other income (expense)

Other income (expense) decreased by $673 thousand to $1 thousand for the year ended December 31, 2021 from $674 thousand for the year ended December 31, 2020. The decrease is primarily due to the receipt and related forgiveness of $0.6 million from the Payroll Protection Plan loan program in 2020.

Liquidity and Capital Resources

Overview

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. As of the date of this proxy statement/prospectus, we have yet to generate meaningful revenue from our business operations and have funded capital expenditure and working capital requirements through equity financing.

As of September 30, 2022, we had cash and cash equivalents of $4 million as compared with $6 million as of December 31, 2021. Our cash flows from operations are not sufficient to fund our current operating model and expansion plans. On the second anniversary of the Closing Date, New Nuburu must also under certain circumstances redeem the maximum portion of the New Nuburu Series A Preferred Stock as permitted by law in cash at an amount equal to the Original Issuance Price as of such date (see “Description of New Nuburu Capital Stock — Preferred Stock — Redemption”). Notwithstanding the foregoing, New Nuburu shall not be required to redeem any shares of New Nuburu Series A Preferred Stock to the extent New Nuburu does not have legally available funds to effect such redemption.

In connection with the Business Combination, we expect an estimated net increase in cash (as compared to our consolidated balance sheet at September 30, 2022) of approximately $33 million (including the Company Notes and excluding the Extension Loan and assuming no redemptions from the trust account by the Tailwind public stockholders and prior to the payment of transaction expenses). Nuburu’s total transaction expenses are estimated at approximately $5.6 million and Tailwind’s total transaction expenses are estimated at approximately $6.0 million.

Until we can generate sufficient revenue to cover our operating expenses, working capital, and capital expenditures, we expect to rely on funds raised from the closing of the Business Combination, from the $5.3 million of Company Notes already issued, from the issuance of any additional Company Notes prior to Closing, and from the Lincoln Park Purchase Agreement pursuant to which Lincoln Park has agreed to purchase from New Nuburu, at the option of New Nuburu, up to $100,000,000 of New Nuburu Common Stock from time to time over a 48-month period.

The further development of our products, commencement of commercial operations and expansion of our business will require a significant amount of cash for expenditures. Our ability to successfully manage this growth will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

If we are required to raise additional funds by issuing equity securities, including pursuant to the Lincoln Park Purchase Agreement, dilution to our stockholders would result. If we raise additional funds by issuing any additional preferred stock, such securities may also provide for rights, preferences or privileges senior to those of holders of New Nuburu Common Stock. If we raise additional funds by issuing debt securities, such debt securities would have rights, preferences and privileges senior to those of holders of New Nuburu Common Stock. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2022	2021	2021	2020
Net cash (used in) operating activities	$(7,288)	$(5,974)	$(7,807)	$(8,406)
Net cash (used in) investing activities	(282)	(227)	(230)	(866)
Net cash provided by (used in) financing activities	5,610	8	5,651	12,706

Cash flows from operating activities

Our cash flows used in operating activities to date have been primarily comprised of costs related to research and development, sales and marketing, and other general and administrative activities. We expect our expenses related to personnel, research and development, sales and marketing, and general and administrative activities to increase as a result of operating as a public company.

Net cash used in operating activities was $7,288 thousand and $5,974 thousand for the nine months ended September 30, 2022 and 2021, respectively. The increase in net cash flows used in operating activities as compared to the same period in 2021 is primarily driven by changes in working capital and lower margin on sales.

Net cash used in operating activities was $7,807 thousand for the year ended December 31, 2021, compared to $8,406 thousand for the year ended December 31, 2020. The decrease was primarily due to a lower net loss which is comprised of lower operating loss and a reduction in cash required for working capital.

Cash flows from investing activities

Our cash flows from investing activities have been comprised primarily of purchases of equipment and installation of improvements to our leased facilities and headquarters.

Net cash used in investing activities was $282 thousand and $227 thousand for the nine months ended September 30, 2022 and 2021, respectively. The increase was primarily due to increased purchases of equipment, offset by proceeds from the sale of property and equipment during the nine months ended September 30, 2021.

Net cash used in investing activities was $230 thousand for the year ended December 31, 2021, compared to $866 thousand for the year ended December 31, 2020. The decrease was primarily due to reduced purchases of equipment.

Cash flows from financing activities

We have financed our operations primarily through the sale of preferred stock and promissory notes.

Net cash provided by financing activities was $5,610 thousand and $8 thousand for the nine months ended September 30, 2022 and 2021, respectively. The increase is comprised of proceeds received from the issuance of convertible promissory notes, the issuance of Series C preferred stock, and the issuance of common stock from option exercises during the nine months ended September 30, 2022.

Net cash provided by financing activities was $5.6 million for the year ended December 31, 2021, which consisted of proceeds from our issuance of Series C preferred stock.

Net cash provided by financing activities for the year ended December 31, 2020 was $12.7 million and included $19.7 million of proceeds from our issuance of Series B-1 preferred stock partially offset by the $7.0 million repayment of our promissory note.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market and other risks including credit risks, and foreign currency translation and transaction risks as well as risks relating to the availability of funding sources, hazard events and specific asset risks.

Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, restricted cash, accounts receivable, and net investment in direct financing receivable. Domestic cash deposits exceeded the Federal Deposit Insurance Corporation insurable limit at December 31, 2021 and 2020. We have not experienced any losses on our cash deposits to date.

Furthermore, for the year ended December 31, 2021, approximately 95% of our revenues came from five customers, and for the year ended December 31, 2020, approximately 65% of our revenues came from four customers. We are subject to non-payment or non-performance of these counterparties, and we generally do not require collateral from our customers. We evaluate the collectability of our accounts receivable and provide an allowance for potential credit losses as necessary. To date, we have not experienced any customer credit losses.

Business Risk

We are subject to a number of risks similar to those of other companies of similar size in our industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see the notes accompanying our financial statements included elsewhere in this proxy statement/prospectus), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Foreign Currency Risk

Our functional currency is the U.S. dollar reflecting our principal operating market. As we expand, we expect to be exposed to both currency transaction and translation risk as we collaborate with international investors, partners and vendors. To date, we have not had exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

Inflation Risk

Our operations could be adversely impacted by inflation, primarily from higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact to our results of operations, capital resources or liquidity, however, we have experienced increases in prices and have correspondingly also increased our prices. Our future mitigation strategies may include further increasing the price of our products, considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. At this time, it is difficult to determine what impact these inflationary pressures will have on our long-term growth strategies, as there is uncertainty in how long higher levels of inflation may persist, and to what level we will be successful in passing these increased costs to our customers. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations.

Emerging Growth Company Status

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and we expect to remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Tailwind IPO, (b) in which we have total annual revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates is equal to or exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter and our net sales for the year exceed $100 million; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding, rolling three year period. We have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in greater detail in Note 1, “Nature of Operations and Summary of Significant Accounting Policies,” to our consolidated financial statements as of December 31, 2021 included elsewhere in this proxy statement/prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our condensed consolidated financial statements.

Revenue Recognition

Our primary business activity involves sales and installation services of high powered lasers. We have customers in the United States, Europe, and Asia. All sales and installation services are settled in U.S dollars.

In 2020, we adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASC 606). For the periods prior to the adoption of ASC 606, revenues from contracts were recognized in accordance with ASC 605. We applied the modified-retrospective method of adoption of ASC 606 which allowed the new accounting standard to be applied only to contracts that were not considered substantially complete as of January 1, 2020. There were no contracts not considered substantially complete as of January 1, 2020, and therefore, there was no change to reported assets, liabilities, equity, revenue or expenses and no cumulative adjustment for prior periods as a result of adopting this standard.

Stock-Based Compensation and Common Stock Valuation

We record stock-based compensation expense according to the provisions of ASC Topic 718 – Stock Compensation. ASC Topic 718 requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under the provisions of ASC Topic 718, we determine the appropriate fair value model to be used for valuing share-based issuances and the amortization method for recording compensation cost, which can be impacted by the following assumptions:

●	Expected Term – We use the simplified method of an average between the total term of the option and the vesting period of the option.
●	Expected Volatility – Since our shares are not actively traded, our volatility estimate is based on the volatility of publicly traded shares of selected other laser companies.
●	Expected Dividend Yield – We have not paid dividends in the past and do not anticipate paying dividends in the near future; therefore we assume a dividend yield of zero.
●	Risk-Free Interest Rate – We use yield rates published by the U.S. Treasury for zero coupon issues with a remaining term equal or similar to the expected term of our option awards.

The grant date fair value of our common stock has been and will be determined by our board of directors with the assistance of management and an independent valuation specialist. Once our common stock is publicly traded, we intend to determine the fair value of our publicly traded common stock based on the closing market price on the date grants are made.

Lease Obligations

We lease our headquarters space in Centennial, Colorado under leases classified as operating leases. The FASB has issued ASU No. 2016-02, Leases (Topic 842) along with other related guidance (collectively, “ASU 842”), under which lessees are required to recognize a right of use (“ROU”) asset and related lease liability on the lessee’s balance sheet for all substantive leases. Effective January 1, 2022, we adopted Topic 842 using a modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. There was no cumulative-effect adjustment recorded to retained deficit upon adoption.

Topic 842 provides several optional practical expedients in transition. We elected to use the package of practical expedients permitted under the transition guidance, which allows us not to reassess our prior conclusions about lease identification, lease classification and initial direct costs for any leases that existed prior to January 1, 2022. We did not elect to use the other practical expedients provided.

Upon adoption, we recognized the right-of-use asset and operating lease liability totaling $935 thousand and $1,031 thousand, respectively, to reflect the present value of remaining lease payments under an existing lease arrangement with no impact to the opening balance of retained deficit as a result of adoption. The difference between the leased asset and lease liability represents the existing deferred rent liability balance, resulting from historical straight-lining of an operating lease, which was effectively reclassified upon adoption to reduce the measurement of the leased asset.

In determining the present value of lease payments, we use the rate implicit in the lease or when such rate is not readily available, we utilize our incremental borrowing rate based on the information available at the lease commencement date. Lease expense is recognized on a straight-line basis over the expected lease term. In determining the expected lease term, we may include options to extend or terminate the lease when it is reasonably certain that we will exercise any such option.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Income taxes are recognized for the current year and for the impact of deferred tax assets and liabilities, which represent the future tax consequences of events that have been recognized differently in the financial statements than for income tax purposes. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax assets and liabilities.

In the event the future consequences of differences between financial reporting bases and tax bases of assets and liabilities result in a deferred tax asset, we perform an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a net deferred tax asset is recorded when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. We recorded a full valuation allowance as of December 31, 2021 and December 31, 2020, as it is more likely than not that we will not be able to utilize the net deferred tax assets in the foreseeable future (see Note 10 in the audited financial statements included elsewhere in this proxy statement/prospectus for more information). We maintain valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances.

Recent Accounting Pronouncements

See Note 1 to the audited financial statements included elsewhere in this proxy statement/prospectus for more information.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TAILWIND
AND NEW NUBURU

The following table sets forth information regarding (i) unless otherwise indicated in the footnotes below, the actual beneficial ownership of Tailwind common stock as of September 30, 2022 (the “Ownership Date”), which is prior to the Closing, and (ii) the expected beneficial ownership of New Nuburu Common Stock and New Nuburu Series A Preferred Stock immediately following the Closing (assuming (x) solely for the purposes of this presentation, that the Closing took place on October 31, 2022, and (y) (A) the No Additional Redemption Scenario, (B) the 50% Redemption Scenario, and (C) the Maximum Redemption Scenario), by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding Tailwind Shares prior to the Closing or of issued and outstanding New Nuburu Common Stock immediately following the Closing;
●	each of Tailwind’s current executive officers and directors prior to the Closing;
●	each person who will (or is expected to) become an executive officer or director of New Nuburu immediately following the closing of Business Combination; and
●	all executive officers and directors of Tailwind as a group prior to the Closing and all executive officers and directors of New Nuburu as a group immediately following the Closing.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership percentages of Tailwind common stock prior to the Closing are based on 3,232,841 shares of Class A Common Stock and 8,355,393 shares of Class B Common Stock issued and outstanding as of the Ownership Date. As of                   , 2022, there were approximately      holders of Class A Common Stock. As of                 , 2022, all of the issued and outstanding shares of Class B Common Stock are held by the Sponsor.

The beneficial ownership percentages of New Nuburu Common Stock immediately following the Closing are based on 36,174,525 shares of New Nuburu Common Stock in the No Additional Redemption Scenario, 34,558,105 shares of New Nuburu Common Stock in the 50% Redemption Scenario and 34,166,884 shares of New Nuburu Common Stock in the Maximum Redemption Scenario and the beneficial ownership percentages of New Nuburu Series A Preferred Stock issued and outstanding immediately following the Closing are based on 5,363,482 shares of New Nuburu Series A Preferred Stock in the No Additional Redemption Scenario, 3,747,062 shares of New Nuburu Series A Preferred Stock in the 50% Redemption Scenario and 3,355,841 shares of New Nuburu Series A Preferred Stock in the Maximum Redemption Scenario, in each case issued and outstanding as of immediately following the Closing.

See “Unaudited Pro Forma Condensed Combined Financial Information” for information with respect to assumptions underlying New Nuburu share calculations, ownership percentages and the redemption scenarios.

	Prior to Business Combination					After Business Combination (assuming No Additional Redemption Scenario)				After Business Combination (assuming 50% Redemption Scenario)				After Business Combination (assuming Maximum Redemption Scenario)
	Class A Common Stock		Class B Common Stock		% of	Common Stock		Preferred Stock		Common Stock		Preferred Stock		Common Stock		Preferred Stock
Name and Address of Beneficial Owners	Number of Shares	% of Class	Number of Shares	% of Class	Total Common Stock	Number of Shares	% of Class	Number of Shares	% of Class	Number of Shares	% of Class	Number of Shares	% of Class	Number of Shares	% of Class	Number of Shares	% of Class
Directors and officers Prior to the Business Combination:(1)
Philip Krim(2)	—	—	8,355,393	100.0%	72.1%	1,500,000	4.1%	1,000,000	18.6%	1,500,000	4.3%	1,000,000	26.7%	1,500,000	4.4%	1,000,000	29.8%
Chris Hollod(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Matt Eby(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Alan Sheriff(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wisdom Lu(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Boris Revsin(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Will Quist(3)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All directors and officers prior to the Business Combination (7 persons)	—	—	8,355,393	100.0%	72.1%	1,500,000	4.1%	1,000,000	18.6%	1,500,000	4.3%	1,000,000	26.7%	1,500,000	4.4%	1,000,000	29.8%
Directors and officers after the Business Combination:
Dr. Mark Zediker(4)	—	—	—	—	—	5,026,755	13.9%	—	—	5,026,755	14.5%	—	—	5,026,755	14.7%	—	—
Brian Knaley	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brian Faircloth	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Ron Nicol(5)	—	—	—	—	—	580,182	1.6%	118,936	2.2%	580,182	1.7%	118,936	3.2%	580,182	1.7%	118,936	3.5%
Dr. Ake Almgren	—	—	—	—	—	12,238	*	12,238	*	12,238	*	12,238	*	12,238	*	12,238	*
Daniel Hirsch(6)	—	—	—	—	—	17,440,682	48.2%	—	—	17,440,682	50.5%	—	—	17,440,682	51.0%	—	—
Lily Yan Hughes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Kristi Hummel	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Elizabeth Mora	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All directors and officers after the Business Combination as a group (9 persons)	—	—	—	—	—	23,059,857	63.7%	131,174	2.4%	23,059,857	66.7%	131,174	3.5%	23,059,857	67.5%	131,174	3.9%
Five percent holders:(7)
Anzu Investors(6)	—	—	—	—	—	18,288,426	50.6%	654,749	12.2%	18,288,426	52.9%	654,749	17.5%	18,288,426	53.5%	654,749	19.5%
Polar Asset Management Partners(8)	400,000	12.4%	—	—	3.5%	400,000	1.1%	400,000	7.5%	400,000	1.2%	400,000	10.7%	400,000	1.2%	400,000	11.9%
Susquehanna Securities, LLC(9)	443,569	13.7%	—	—	3.8%	443,569	1.2%	443,569	8.3%	443,569	1.3%	443,569	11.8%	443,569	1.3%	443,569	13.2%
Tailwind Sponsor LLC(1)(2)	—	—	8,355,393	100.0%	72.1%	1,500,000	4.1%	1,000,000	18.6%	1,500,000	4.3%	1,000,000	26.7%	1,500,000	4.4%	1,000,000	29.8%
Wilson-Garling 2020 Family Trust	—	—	—	—	—	3,399,795	9.4%	—	—	3,399,795	9.8%	—	—	3,399,795	10.0%	—	—
*	Represents beneficial ownership of less than 1%.
(1)

Unless otherwise noted, the business address of the Sponsor and each of the directors and executive officers of Tailwind is 1545 Courtney Avenue, Los Angeles, California 90046. Unless otherwise noted, the business address of each of the directors and executive officers of New Nuburu is 7442 Tucson Way, Suite 130, Centennial, CO 80112.

(2)

As of the Ownership Date, the Sponsor is the record holder of 8,355,393 shares of Class B Common Stock and 9,700,000 Private Placement Warrants. Philip Krim has voting and investment discretion with respect to such shares of Class B Common Stock and warrants and, accordingly, may be deemed to the beneficial holder thereof. The beneficial ownership information set forth above with respect to each redemption scenario assumes the Sponsor (i) is retaining 1,500,000 shares of New Nuburu Common Stock in the aggregate (which assumes that there will be no Expense Excess Shares, which otherwise would be deducted from such retained shares), (ii) is forfeiting its 9,700,000 Private Placement Warrants, (iii) is being issued 1,000,000 New Nuburu Series A Preferred Stock, and (iv) is not redeeming any shares held by the Sponsor, in each case, in connection with the Closing pursuant to the Sponsor Support Agreement. Assuming that all shares of New Nuburu Series A Preferred Stock are converted into New Nuburu Common Stock at a conversion rate equal to $10.00 divided by $5.00, representing the maximum number of shares issuable to holders of New Nuburu Series A Preferred Stock (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Series A Preferred Stock outstanding), the Sponsor would be deemed to own a total of 3,500,000 shares of New Nuburu Common Stock, which would constitute 7.5% of the total outstanding New Nuburu Common Stock assuming the No Additional Redemption Scenario, 8.3% of the total outstanding New Nuburu Common Stock assuming the 50% Redemption Scenario, and 8.6% of the total outstanding New Nuburu Common Stock assuming the Maximum Redemption Scenario.

(3)	Does not include any securities indirectly owned by this individual as a result of his or her membership interest in the Sponsor.
(4)

Includes (i) 4,423,193 shares of New Nuburu Common Stock held by Dr. Zediker, (ii) 603,562 shares of New Nuburu Common Stock that may be acquired pursuant to stock options within 60 days of the Closing held by Dr. Zediker, and (iii) 5,291 shares of New Nuburu Common Stock that may be acquired pursuant to stock options within 60 days of the Closing held by Dr. Zediker’s spouse.

(5)

Includes (i) 118,936 shares of New Nuburu Common Stock held by Eunomia, LP, (ii) 308,671 shares of New Nuburu Common Stock that may be acquired pursuant to stock options within 60 days of the Closing, (iii) 152,575 shares of New Nuburu Common Stock issuable pursuant to the net exercise of warrants, and (iv) 118,936 shares of New Nuburu Series A Preferred Stock held by Eunomia, LP. Mr. Nicol is the manager of Eunomia, LP.

(6)

Includes (i) 4,011,249 shares of New Nuburu Common Stock held by Anzu Nuburu LLC, (ii) 1,843,510 shares of New Nuburu Common Stock held by Anzu Nuburu II LLC, (iii) 1,521,069 shares of New Nuburu Common Stock held by Anzu Nuburu III LLC, (iv) 10,064,854 shares of New Nuburu Common Stock held by Anzu Nuburu V LLC, (v) 31,114 shares of New Nuburu Common Stock held by Anzu Partners, (vi) with respect to the Anzu Investors only, 154,575 shares (subject to adjustment) of New Nuburu Common Stock issuable pursuant to the net exercise of Nuburu warrants held by Anzu Partners, (vii) with respect to the Anzu Investors only, 500,000 shares of New Nuburu Series A Preferred Stock issuable to Anzu Partners upon exercise of a warrant issuable to Anzu Partners pursuant to the Services Agreement that is exercisable within 60 days of the Closing (see “Certain Relationships and Related Party Transactions — Nuburu — Services Agreement” for more information regarding such warrant), (viii) with respect to the Anzu Investors only, 518,791 shares of New Nuburu Common Stock and 119,039 shares of New Nuburu Series A Preferred Stock held by David Seldin in respect of Nuburu warrants and Company Notes held by such Investor upon Closing, (ix) with respect to the Anzu Investors only, 107,554 shares of New Nuburu Common Stock held by David & Jennifer Family Partnership and 23,807 shares of New Nuburu Common Stock and 23,807 shares of New Nuburu Series A Preferred Stock held by CST Global LLC in respect of Nuburu Common Stock and Nuburu warrants held by such Anzu Investors upon Closing (as to which David Michael has voting and investment power) and (x) with respect to the Anzu Investors only, 11,903 shares of New Nuburu Common Stock and 11,903 shares of New Nuburu Series A Preferred Stock held by Whitney Haring-Smith in respect of Company Notes held by such Anzu Investor upon Closing, only, in respect of Company Notes held by such Anzu Investor upon Closing. The foregoing Anzu Investors have entered into the 10b5-1 Sales Plan authorizing Tigress to sell all of the shares of New Nuburu Common Stock received by the Anzu Investors at Closing during the Plan Period, subject to certain price and volume parameters and other conditions set forth in such plan (see “Certain Relationships and Related Party Transactions — New Nuburu — Permitted Anzu SPV Transactions”), and therefore may be deemed a “group” as that term is used in Section 13(d)(3) of the Exchange Act. Mr. Hirsch, together with Mr. Seldin, a Managing Partner of Anzu Partners, and Debrah C. Herman, Chief Financial Officer of Anzu Partners, each serve as the managers of each of the Anzu SPVs and share voting and investment power with respect thereto. The principal office of each of the Anzu Investors is 12610 Race Track Road, Suite 250, Tampa Florida 33626.

(7)

The ownership information below is based on Form 3s and Form4s filed with SEC as well as Tailwind’s reasonable belief regarding such ownership following the redemption of 30,188,729 shares of Class A Common Stock (or approximately 90.3% of the Class A Common Stock) at Tailwind’s special meeting of stockholders held on September 7, 2022. As of the date of this proxy statement/prospectus, such redemptions have not been reflected in the statements filed with the SEC pursuant to section 13(g) of the Exchange Act.

(8)

Based on information contained in a Form 3 filed with the SEC on September 19, 2022. The registered holders of the referenced shares are funds (the “Funds”) under management by Polar Asset Management Partners Inc. (“PAMPI”). PAMPI serves as investment advisor of the Funds and has control and discretion over the shares held by the Funds. As such, PAMPI may be deemed the beneficial owner of the shares held by the Funds. PAMPI disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest therein. The ultimate natural person who has voting and dispositive control over the shares held by the Funds is Paul Sabourin, Chief

Investment Officer of PAMPI. The business address of the Funds is c/o Polar Asset Management Partners Inc., 16 York Street, Suite 2900, Toronto, Ontario M5J 0E6. The figures for the 50% Redemption Scenario and Maximum Redemption Scenarios assume that the holder opts not to redeem any of the shares held by it.

(9)

Based on information contained in a Form 4 filed with the SEC on September 20, 2022. The business address of Susquehanna Securities, LLC is 401 City Avenue, Suite 220, Bala Cynwyd, PA 19004. The figures for the 50% Redemption Scenario and Maximum Redemption Scenarios assume that the holder opts not to redeem any of the shares held by it.

NEW NUBURU MANAGEMENT AFTER THE BUSINESS COMBINATION

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Nuburu prior to the Business Combination and to New Nuburu and its subsidiaries following the Business Combination.

Executive Officers and Directors After the Business Combination

Upon the Closing, the business and affairs of New Nuburu will be managed by or under the direction of the New Nuburu board of directors. We currently expect that the directors and executive officers of New Nuburu upon the Closing will include the following:

Name	Age	Position
Executive Officers:
Dr. Mark Zediker	66	Chief Executive Officer, Co-Founder and Director
Brian Knaley	52	Chief Financial Officer
Brian Faircloth	49	Chief Operating Officer
Directors:
Ron Nicol(1)(2)	69	Chairman
Dr. Ake Almgren(1)(3)	76	Director
Lily Yan Hughes(2)(3)	59	Director
Kristi Hummel(2)	49	Director
Elizabeth Mora(1)	62	Director
Daniel Hirsch	49	Director
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Dr. Mark Zediker is expected to serve as New Nuburu’s Chief Executive Officer and as a member of the New Nuburu board of directors upon Closing. Dr. Zediker co-founded Nuburu and has served as its Chief Executive Officer or Chairman since its incorporation in 2015. Prior to that he co-founded two other laser companies, Nuvonyx Inc. and Foro Energy Inc. Dr. Zediker holds a BS in Engineering Physics, an MS in Nuclear and Plasma Engineering and a PhD in Nuclear and Plasma Engineering from the University of Illinois Urbana-Champaign.

We believe Dr. Zediker is qualified to serve on the New Nuburu board of directors because of the perspective and experience he brings as Nuburu’s Chief Executive Officer, his extensive experience in the laser industry and his strong scientific knowledge.

Brian Knaley is expected to serve as New Nuburu’s Chief Financial Officer upon Closing. Mr. Knaley has served as Nuburu’s Chief Financial Officer since February 2022. Prior to joining Nuburu, Mr. Knaley served as the chief financial officer of CEA Industries Inc. (NASDAQ: CEAD), a provider of controlled environmental solutions, from June of 2021 to February 2022, as chief financial officer of Proximo Medical LLC, a start-up specializing in the commercialization of medical devices, from June 2020 to June 2021, as senior vice president and interim chief financial officer of ViewRay (NASDAQ:VRAY), a global manufacturer of MRI-guided radiation therapy systems, from September 2018 to June 2020, as chief financial officer at ARC Group Worldwide, Inc., a global manufacturer of precision metallurgic products and advanced 3D printing company, from November 2017 to September 2018, as vice president and corporate controller at The Spectranetics Corporation, a developer and manufacturer of minimally invasive cardiovascular devices, from June 2016 to November 2017, and as corporate controller at Arcelormittal USA, a steel and mining company, from May 2012 to June 2016. Mr. Knaley holds a BA in Accounting from Thomas More College and a CPA license in the State of Ohio.

Brian Faircloth is expected to serve as New Nuburu’s Chief Operating Officer upon Closing. Mr. Faircloth has been the Chief Operating Officer of Nuburu since December 2021. Prior to that he was at Foro Energy, a leader in commercializing high power lasers for the oil, natural gas, geothermal, and mining industries, as vice president of engineering from 2009 until 2016 and as chief technology officer from 2015 until December 2021, and also held various operational and leadership roles in other high power laser and optic companies. Mr. Faircloth holds a Master’s degree in Electrical Engineering and Applied Physics from Washington University in St. Louis, a Master’s in Six Sigma from Villanova University and Master certificates in Business Management and Marketing from the A.B. Freeman School of Business, Tulane University.

Non-Employee Directors

Ron Nicol is expected to serve as Chairman of the New Nuburu board of directors upon Closing. Mr. Nicol has served as the Executive Chairman of Nuburu since October 2021 and joined the Nuburu board of directors in September 2020. Mr. Nicol has been a senior advisor to Boston Consulting Group since January 2016. Prior to that, he was a longtime senior partner and managing director of Boston Consulting Group, holding roles as the global leader of the Organization practice; global leader of the Technology, Media & Telecommunications practice; leader of the South System; and chairman of North and South America. Before joining Boston Consulting Group in 1987, Mr. Nicol held senior positions with Babcock and Wilcox and was a U.S. naval officer, serving aboard a nuclear ballistic missile submarine and teaching nuclear engineering. Mr. Nicol earned his BS in Physics from the United States Naval Academy and his MBA from the Fuqua School of Business, Duke University.

We believe Mr. Nicol is qualified to serve on the New Nuburu board of directors due to his extensive industry and leadership experience.

Dr. Ake Almgren is expected to serve as a member of the New Nuburu board of directors upon Closing. Dr. Almgren was president of ABB Power T&D Co. from 1993 to 1997, president and chief executive officer of Capstone Turbine Corporation from 1998 to 2003, and president and chief executive officer of International Battery Inc. from 2009 to 2011. He served on the board of PJM Interconnect from 2003 to 2021, including as chairman of the board from 2018 to 2021. He has also founded Orkas, Inc., an independent consulting company serving companies and institutions active in primarily the electric energy sector, and has served as its chief executive officer since 2003. Dr. Almgren holds a Master’s degree in Mechanical Engineering from the KTH Royal Institute of Technology and a PhD in Engineering from Linköping University.

We believe Dr. Almgren is qualified to serve on the New Nuburu board of directors due to his extensive industry and leadership experience and his strong scientific knowledge.

Lily Yan Hughes is expected to serve as a member of the New Nuburu board of directors upon Closing. Ms. Hughes has served as assistant dean at Syracuse University College of Law since July 2021, overseeing strategy and operations for the office of career services. Ms. Hughes served as the senior vice president, chief legal officer and corporate secretary of Arrow Electronics, Inc. (NYSE: ARW), a global provider of products, services, and solutions to industrial and commercial users of electronic components and enterprise computing solutions, from 2019 to 2020, and as the senior vice president, chief legal officer and corporate secretary of Public Storage (NYSE: PSA), a provider of consumer-facing, service-oriented and data-driven real estate operating and developing services, from January 2015 to May 2019. Ms. Hughes holds a BA and a JD from the University of California, Berkeley.

We believe Ms. Hughes is qualified to serve on the New Nuburu board of directors due to her extensive public company governance and corporate counsel experience we well as executive experience in technology and global supply chains.

Kristi Hummel is expected to serve as a member of the New Nuburu board of directors upon Closing. Ms. Hummel has served as the Chief Talent Officer of United Health Group (NYSE: UNH) since November 2022. Prior to that, she was the senior vice president of human resources for Skillsoft (NYSE: SKIL), a global leader in corporate digital learning, from September 2021 until October 2022, and the senior vice president of human resources at Dell Technologies Inc. (NYSE: DELL), from September 2016 until September 2021. Ms. Hummel holds both a BS in Business Administration and Management and an MBA from Babson College.

We believe Ms. Hummel is qualified to serve on the New Nuburu board of directors due to her extensive experience in organizational management.

Elizabeth Mora is expected to serve as a member of the New Nuburu board of directors upon Closing. Ms. Mora served as the chief administrative officer, vice president for finance, administration, and treasurer at the Charles Stark Draper Laboratory, Inc., a $750 million research and development innovation laboratory, from 2008 to 2020. Ms. Mora currently serves as a board member for Limoneira Company (NASDAQ: LMNR), a diversified citrus growing, packing, selling, and marketing company; Inogen, Inc. (NASDAQ: INGN), a medical technology company; MKS Instruments (NASDAQ: MKSI), a global semi-conductor equipment, laser, and laser packaging company; and Belay Associates, Everest Consolidator LLC, a private equity firm. Ms. Mora holds a BA in

Political Science from the University of California, Berkeley, an MBA from Simmons College, and a CPA license in the Commonwealth of Massachusetts.

We believe Ms. Mora is qualified to serve on the New Nuburu board of directors due to her extensive industry and leadership experience, particularly in technology and manufacturing.

Daniel Hirsch is expected to serve as a member of the New Nuburu board of directors upon Closing. Mr. Hirsch has been a consultant to and Executive in Residence with Anzu Partners since August 2022. Mr. Hirsch has also been the Chief Financial Officer and Corporate Secretary and a member of the board of directors of Anzu Special Acquisition Corp I (NASDAQ: ANZU) since October 2022. Mr. Hirsch was a principal of Cascade Acquisition Holdings, LLC, the sponsor of a special purpose acquisition company, Cascade Acquisition Corp. (NYSE: CAS), formed in November 2020, and served as its chief operating officer and chief financial officer through May 2022. Mr. Hirsch served as a consultant to Trinity Real Estate Investments, LLC from January 2019 through November 2019 in connection with Trinity’s sponsorship of a special purpose acquisition company, Trinity Merger Corp, which completed its initial business combination in November 2019 with Broadmark Realty Capital (NYSE: BRMK) (“Broadmark”). Since November 2019, Mr. Hirsch has served on the board of Broadmark and is currently the chair of the Nominating and Governance Committee and a member of the Compensation Committee and the Finance Committee. In addition, Mr. Hirsch has served on the board of The Macerich Company (NYSE: MAC), a real estate investment trust, since 2018 and is currently a member of the Compensation Committee and Nominating and Governance Committee. In addition, Mr. Hirsch served as a consultant to Farallon Capital Management, L.L.C. (“Farallon”), an investment firm that manages capital on behalf of institutions and individuals, for which he has served as a board designee with respect to Farallon’s investment in Playa Hotels & Resorts N.V. (NASDAQ: PLYA), from January 2017 to March 31, 2020. During his tenure as a director at Playa Hotels & Resorts N.V., Mr. Hirsch served as the chair of the Compensation Committee, and a member of the Nominating and Governance Committee and Capital Allocation Committee. Previously, from November 2003 to December 2016, Mr. Hirsch held several senior positions at Farallon, including Managing Member of the Real Estate Group from 2009 to December 2016, Managing Director from 2007 to 2008 and Legal Counsel from 2003 to 2006. Prior to joining Farallon, Mr. Hirsch worked as an associate in the San Francisco office of the law firm Covington & Burling LLP, from 2001 to 2003. Mr. Hirsch graduated from Yale Law School with a J.D. and earned a Bachelor of Arts degree, summa cum laude, in Law, Jurisprudence and Social Thought from Amherst College.

We believe Mr. Hirsch is qualified to serve on the New Nuburu board of directors due to his extensive leadership experience, knowledge of the capital markets and substantive public company board experience in advising public companies on transactional and corporate governance matters.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

New Nuburu’s business and affairs will be organized under the direction of the New Nuburu board of directors. The primary responsibilities of the New Nuburu board of directors will be to direct the management of the business and affairs of the company by providing oversight, strategic guidance, counseling and direction to New Nuburu’s management. The New Nuburu board of directors will meet on a regular basis and additionally as required.

As contemplated in the Business Combination Agreement, the New Nuburu board of directors following the consummation of the Business Combination will consist of Dr. Mark Zediker, Dr. Ake Almgren, Daniel Hirsch, Lily Yan Hughes, Kristi Hummel, Elizabeth Mora and, Ron Nicol. Accordingly, in connection with the Closing, the current members of the Tailwind board of directors will resign as of the Effective Time and will appoint replacements to serve as members of the New Nuburu board of directors after the Effective Time as follows:

As Class I directors, with terms that expire at New Nuburu’s first annual meeting of stockholders following the Closing: Dr. Ake Almgren and Kristi Hummel.

As Class II directors, with terms that expire at New Nuburu’s second annual meeting of stockholders following the Closing: Lily Yan Hughes, Elizabeth Mora and Ron Nicol.

As Class III directors, with terms that expire at New Nuburu’s third annual meeting of stockholders following the Closing: Daniel Hirsch and Dr. Mark Zediker.

Or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

We anticipate that Ron Nicol will serve as Chairman of the New Nuburu board of directors following the Closing.

Any director may be removed from office by the stockholders of New Nuburu as provided in Section 141(k) of the DGCL.

At each annual meeting of stockholders of New Nuburu beginning with the first annual meeting of stockholders following the Closing, stockholders will be asked to elect all of the directors of the class of directors whose term expires at the conclusion of that applicable annual meeting of stockholders. All such directors, whether newly elected or re-elected, shall be elected for a three-year term.

Director Independence

Upon the Closing, the New Nuburu board of directors is expected to determine that each of the directors on the New Nuburu board of directors, other than Dr. Mark Zediker (who serves as the Chief Executive Officer of Nuburu) and Daniel Hirsch (who serves as a consultant to and Executive in Residence of Anzu Partners), will qualify as independent directors, as defined under the rules of the Securities Exchange, and the New Nuburu board of directors will consist of a majority of “independent directors,” as defined under the rules of the SEC and the Securities Exchange relating to director independence requirements. In addition, New Nuburu will be subject to the rules of the SEC and the Securities Exchange relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Role of the New Nuburu Board of Directors in Risk Oversight/Risk Committee

Upon the Closing, one of the key functions of the New Nuburu board of directors will be informed oversight of New Nuburu’s risk management process. The New Nuburu board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Nuburu board of directors as a whole, as well as through various standing committees of the New Nuburu board of directors that address risks inherent in their respective areas of oversight. In particular, the New Nuburu board of directors will be responsible for monitoring and assessing strategic risk exposure and New Nuburu’s audit committee will have the responsibility to consider and discuss New Nuburu’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken.

The audit committee will also monitor compliance with legal and regulatory requirements. New Nuburu’s compensation committee will also assess and monitor whether New Nuburu’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Effective upon the Closing, the New Nuburu board of directors will have three standing committees — an audit committee, a compensation committee, and a nominating and corporate governance committee. Following the Closing, copies of the charters for each committee will be available on New Nuburu’s website.

Audit Committee

New Nuburu’s audit committee will consist of Elizabeth Mora, Ron Nicol and Lily Yan Hughes. The New Nuburu board of directors will determine that each of the members of the audit committee will satisfy the independence requirements of the Securities Exchange and Rule 10A-3 under the Exchange Act and be able to read and understand fundamental financial statements in accordance with the Securities Exchange’s audit committee requirements. In arriving at this determination, the New Nuburu board of directors will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Ms. Mora will serve as the chair of the audit committee. The New Nuburu board of directors will determine that Ms. Mora qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Securities Exchange’s rules. In making this determination, the New Nuburu board of directors will consider Ms.

Mora’s formal education and previous experience in financial roles. Both New Nuburu’s independent registered public accounting firm and management will periodically meet privately with New Nuburu’s audit committee.

The functions of this committee are expected to include, among other things:

●	evaluating the performance, independence and qualifications of New Nuburu’s independent auditors and determining whether to retain New Nuburu’s existing independent auditors or engage new independent auditors;
●	reviewing New Nuburu’s financial reporting processes and disclosure controls;
●	reviewing and approving the engagement of New Nuburu’s independent auditors to perform audit services and any permissible non-audit services;
●	reviewing the adequacy and effectiveness of New Nuburu’s internal control policies and procedures, including the responsibilities, budget, staffing and effectiveness of New Nuburu’s internal audit function;
●	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by New Nuburu;
●	obtaining and reviewing at least annually a report by New Nuburu’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review;
●	monitoring the rotation of partners of New Nuburu’s independent auditors on New Nuburu’s engagement team as required by law;
●	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of New Nuburu’s independent auditor;
●	reviewing New Nuburu’s annual and quarterly financial statements and reports, including the disclosures contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of such periodic reports, and discussing the statements and reports with New Nuburu’s independent auditors and management;
●	reviewing with New Nuburu’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of New Nuburu’s financial controls and critical accounting policies;
●	reviewing with management and New Nuburu’s auditors any earnings announcements and other public announcements regarding material developments;
●	establishing procedures for the receipt, retention and treatment of complaints received by New Nuburu regarding financial controls, accounting, auditing or other matters;
●	preparing the report that the SEC requires in New Nuburu’s annual proxy statement;
●	reviewing and providing oversight of any related party transactions in accordance with New Nuburu’s related party transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including New Nuburu’s code of ethics;
●	reviewing New Nuburu’s major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and
●	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. New Nuburu will comply with future requirements to the extent they become applicable to New Nuburu.

Compensation Committee

New Nuburu’s compensation committee will consist of Kristi Hummel, Ron Nicol and Lily Yan Hughes. Ms. Hummel will serve as the chair of the compensation committee. The New Nuburu board of directors will determine that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of the Securities Exchange. The functions of the committee are expected to include, among other things:

●	reviewing and approving the corporate objectives that pertain to the determination of executive compensation;
●	reviewing and approving the compensation and other terms of employment of New Nuburu’s executive officers;
●	reviewing and approving performance goals and objectives relevant to the compensation of New Nuburu’s executive officers and assessing their performance against these goals and objectives;
●	making recommendations to the New Nuburu board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the New Nuburu board of directors;
●	reviewing and making recommendations to the New Nuburu board of directors regarding the type and amount of compensation to be paid or awarded to New Nuburu’s non-employee board members;
●	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;
●	administering New Nuburu’s equity incentive plans, to the extent such authority is delegated by the New Nuburu board of directors;
●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and any other material arrangements for New Nuburu’s executive officers;
●	reviewing with management New Nuburu’s disclosures under the caption “Compensation Discussion and Analysis” in New Nuburu’s periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such periodic report or proxy statement;
●	preparing an annual report on executive compensation that the SEC requires in New Nuburu’s annual proxy statement; and
●	reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with the New Nuburu board of directors.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and the Securities Exchange rules and regulations. New Nuburu will comply with future requirements to the extent they become applicable to New Nuburu.

Nominating and Corporate Governance Committee

New Nuburu’s nominating and corporate governance committee will consist of Lily Yan Hughes and Dr. Ake Almgren. The New Nuburu board of directors will determine that each of the members of New Nuburu’s nominating and corporate governance committee will satisfy the independence requirements of the Securities Exchange.

Ms. Hughes will serve as the chair of New Nuburu’s nominating and corporate governance committee. The functions of this committee are expected to include, among other things:

●	identifying, reviewing and making recommendations of candidates to serve on the New Nuburu board of directors;
●	evaluating the performance of the New Nuburu board of directors, committees of the New Nuburu board of directors and individual directors and determining whether continued service on the New Nuburu board of directors is appropriate;
●	evaluating nominations by stockholders of candidates for election to the New Nuburu board of directors;
●	evaluating the current size, composition and organization of the New Nuburu board of directors and its committees and making recommendations to the New Nuburu board of directors for approvals;
●	developing a set of corporate governance policies and principles and recommending to the New Nuburu board of directors any changes to such policies and principles;
●	reviewing issues and developments related to corporate governance and identifying and bringing to the attention of the New Nuburu board of directors current and emerging corporate governance trends; and
●	reviewing periodically the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to the New Nuburu board of directors, including undertaking an annual review of its own performance.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and the Securities Exchange rules and regulations. New Nuburu will comply with future requirements to the extent they become applicable.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Nuburu’s compensation committee has ever been an executive officer or employee of New Nuburu. None of New Nuburu’s intended executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Nuburu board of directors or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Post-Closing New Nuburu Certificate of Incorporation which will be effective upon Closing limits New Nuburu’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

●	for any transaction from which the director derives an improper personal benefit;
●	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	for any unlawful payment of dividends or redemption of shares; or
●	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Nuburu’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and the Bylaws provide that New Nuburu will, in certain situations, indemnify New Nuburu’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New Nuburu will enter into separate indemnification agreements with New Nuburu’s directors and officers. These agreements, among other things, require New Nuburu to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Nuburu’s directors or officers or any other company or enterprise to which the person provides services at New Nuburu’s request.

New Nuburu plans to maintain a directors’ and officers’ insurance policy pursuant to which New Nuburu’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Tailwind believes these provisions in the Post-Closing New Nuburu Certificate of Incorporation and the Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

The New Nuburu board of directors will adopt a code of business conduct and ethics, or the Code of Conduct, applicable to all of New Nuburu’s employees, executive officers and directors. The Code of Conduct will be available on New Nuburu’s website. Information contained on or accessible through New Nuburu’s website is not a part of this proxy statement/prospectus. The nominating and corporate governance committee of the New Nuburu board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. New Nuburu expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

Non-Employee Director Compensation

The New Nuburu board of directors expects to review director compensation periodically to ensure that director compensation remains competitive such that New Nuburu is able to recruit and retain qualified directors. Following the Closing, New Nuburu intends to develop a non-employee director compensation program that is designed to align compensation with New Nuburu’s business objectives and the creation of stockholder value, while enabling New Nuburu to attract, retain, incentivize and reward directors who contribute to the long-term success of New Nuburu.

THE BUSINESS COMBINATION

The following is a discussion of the Business Combination and the material terms of the Business Combination Agreement among Tailwind, Merger Sub and Nuburu. You are urged to read carefully the Business Combination Agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. We encourage you to read the Business Combination Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Tailwind or Nuburu. Such information can be found elsewhere in this proxy statement/prospectus.

Terms of the Business Combination

Transaction Structure

Tailwind’s and Nuburu’s boards of directors have each unanimously approved the Business Combination Agreement. The Business Combination Agreement provides for the merger of Merger Sub, a wholly owned subsidiary of Tailwind, with and into Nuburu, with Nuburu as the surviving corporation in the Merger as a wholly owned subsidiary of Tailwind. In connection with the Merger, Nuburu will change its name to “Nuburu Subsidiary, Inc.” and Tailwind will change its name to “Nuburu, Inc.”

Merger Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time, each outstanding share of Nuburu Preferred Stock, issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00 (such shares of Nuburu Preferred Stock receiving a number of shares of New Nuburu Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Nuburu Common Stock (as defined below) that such share of Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

The “Aggregate Common Stock Merger Consideration” means a number of shares of New Nuburu Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New Nuburu Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement.

“Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Nuburu capital stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Nuburu common stock basis, plus (ii) the aggregate number of shares of Nuburu common stock issuable upon the full exercise, exchange or conversion of Nuburu warrants, Nuburu Options, Nuburu RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement. Each share of Nuburu Common Stock, issued and outstanding shall be canceled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the Common Stock Exchange Ratio.

Each outstanding option to purchase shares of Nuburu Common Stock (each such option, a “Nuburu Option”), whether vested or unvested, will be converted into an option to purchase a number of shares of New Nuburu Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Nuburu Common Stock subject to such Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Nuburu Option immediately prior to the Effective Time.

Each outstanding restricted stock unit granted by Nuburu (each a “Nuburu RSU”) will be converted into a restricted stock unit of New Nuburu Common Stock (such restricted stock unit covering New Nuburu Common Stock, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each

Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Nuburu RSU immediately prior to the Effective Time.

Each outstanding warrant to purchase shares of Nuburu Common Stock will be treated in accordance with its terms, as may be amended prior to the Closing, with any amendments subject to Tailwind’s prior written consent, not to be unreasonably withheld, conditioned, or delayed. Each Company Note will be canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Company Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and subsequently converted into New Nuburu Common Stock (and with such shares being entitled to participate in the Preferred Stock Issuance).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The “Aggregate Common Stock Merger Consideration” means a number of shares of New Nuburu Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New Nuburu Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Nuburu Common Stock issuable upon the full exercise, exchange or conversion of Company Warrants, Company Options, Company RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The “Preferred Stock Exchange Ratio” means, with respect to each share of Nuburu Preferred Stock, the number of shares of New Nuburu Common Stock which a share of such series of Preferred Stock is to be cancelled and converted into the right to receive pursuant to the applicable provisions of the Business Combination Agreement. The Business Combination Agreement provides that each share of Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of New Nuburu Common Stock that such share of Company Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with the Pre-Closing Nuburu Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

“Preferred Stock Liquidation Preference” means

(a)with respect to the Series C Preferred Stock, an amount per share equal to $10.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;
(b)with respect to the Series B-1 Preferred Stock, an amount per share equal to $0.80, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $0.80, whether or not declared, plus any other dividends declared but unpaid thereon;
(c)with respect to the Series B Preferred Stock, an amount per share equal to $5.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;
(d)with respect to the Series A-1 Preferred Stock, an amount per share equal to $1.15, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.15, whether or not declared, plus any other dividends declared but unpaid thereon; and
(e)with respect to the Series A Preferred Stock, an amount per share equal to $1.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.00, whether or not declared, plus any other dividends declared but unpaid thereon.

As of the date of this proxy statement/prospectus, we currently estimate that the Common Stock Exchange Ratio and the Preferred Stock Exchange Ratios will be approximately as follows.

Nuburu Class / Series	Exchange Ratio
Nuburu Common Stock	0.529
Nuburu Series A Preferred Stock	0.581
Nuburu Series A-1 Preferred Stock	0.614
Nuburu Series B Preferred Stock	0.853
Nuburu Series B-1 Preferred Stock	0.529
Nuburu Series C Preferred Stock	1.026

The foregoing assumes that no additional Company Notes will be issued other than the $5.3 million that have been issued by Nuburu as of the date of this proxy statement/prospectus, and assumes accrual of interest on the Company Notes through September 30, 2022. The foregoing represents management’s estimates based on information available as of the date of this proxy statement/prospectus and is subject to change.

Background of the Business Combination

Tailwind is a blank check company incorporated on May 29, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In conducting a focused search for a business combination target, as described in greater detail below, Tailwind utilized the global network and investing, industry and sector, and transaction experience of Sponsor, Tailwind’s management and the Tailwind board of directors as well as Tailwind’s advisors. The terms of the Business Combination Agreement and the related ancillary documents are the result of arm’s-length negotiations among Tailwind, Nuburu and their respective representatives and advisors.

In June 2020, prior to the Tailwind IPO, the Sponsor purchased an aggregate of 8,625,000 shares of Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.003 per share. Prior to the initial investment in Tailwind of $25,000 by the Sponsor, Tailwind had no assets, tangible or intangible.

On September 9, 2020, Tailwind completed the Tailwind IPO of 33,421,570 units at a price of $10.00 per unit generating gross proceeds of $334,215,700, which included the partial exercise of the underwriter’s option to purchase an additional 3,421,570 units at the initial public offering price to cover over-allotments. Each unit consists of one share of Class A Common Stock, and one-half of one redeemable Public Warrant. Each Public Warrant entitles the holder thereof to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments.

Concurrently with the completion of the Tailwind IPO, the Sponsor purchased an aggregate of 9,700,000 Private Placement Warrants at a price of $1.00 per warrant, or $9,700,000 in the aggregate. The purchase price of the Private Placement Warrants was added to the net proceeds of the Tailwind IPO and placed in the Trust Account such that the Trust Account held $343,915,700 at the close of the Tailwind IPO. Each Private Placement Warrant entitles the holder thereof to purchase shares of Class A Common Stock at a price of $11.50 per share, subject to certain adjustments. The Sponsor has agreed to cancel the Private Placement Warrants held by Sponsor in connection with the Closing.

The underwriter’s over-allotment option expired partially unexercised on October 24, 2020, and, as such, 269,607 shares of Class B Common Stock were forfeited, resulting in there being an aggregate of 8,355,393 shares of Class B Common Stock outstanding.

Prior to the consummation of the Tailwind IPO, neither Tailwind, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving Tailwind.

Following the consummation of the Tailwind IPO, Tailwind’s officers and directors commenced an active search for potential business combination targets, leveraging its officers’ and directors’ and Sponsor’s relationships with leading technology company founders, executives of private and public companies, venture capitalists and growth equity fund managers, as well as the extensive network and relationships of Jefferies, its financial advisor and its placement agent in connection with a planned PIPE financing related to the QOMPLX BCA (as defined below). The focus of this search was potential business combination targets in the technology and direct-to-consumer sectors, which Tailwind’s directors and officers believed, based on their experiences, could satisfy all (or a portion of) certain key criteria for a business combination target, among others: (a) an enterprise value between approximately $750 million to $2 billion, with a focus on founder-led, late-stage growth equity opportunities with defensible market positions; (b) a strong, experienced management team with a track record of driving growth and founders that have a long-term vision for the future of their businesses; (c) a scalable platform pursuing large market opportunities in industries with the potential for disruption and technological advancements and horizontal and/or vertical consolidation; (d) consistent organic revenue growth with scalable unit economics and potential for future top line and margin expansion; and (e) the ability to generate attractive returns on capital and a compelling use for capital to achieve its growth strategy.

During this search, representatives or advisors of Tailwind initiated contact with or were contacted by various representatives and advisors of more than 260 companies with respect to a potential business combination. Tailwind entered into non-disclosure agreements with 38 of these potential business combination targets, including QOMPLX, for purposes of performing due diligence and further evaluating and analyzing these companies as potential business combination targets, and Tailwind submitted non-binding term sheets to six potential business combination targets (including QOMPLX) that Tailwind believed, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis, were most suitable for a business combination. These business combination targets included a company in the e-commerce industry, two companies in the telehealth industry, a company in the robotics and automation industry and a company in the construction technology industry. Tailwind engaged in varying levels of discussions, due diligence, evaluation, analysis and negotiations with these potential business combination targets, as well as the business combination targets with whom it entered into non-disclosure agreements with, based on, among other factors, interest from, and due diligence access granted by, such target, Tailwind’s representatives’ and advisors’ beliefs as to which targets could best satisfy Tailwind’s key criteria for a business combination target, the receptivity to, or preparedness of, such target with respect to a business combination and the terms on which such target was willing to consider a potential business combination. This due diligence, evaluation and analysis involved, among other things, due diligence with respect to, and evaluating and analyzing, each target’s business (including its existing and potential product or service offerings), technology, historical and projected future performance (as well as other financial information and growth opportunities), the management team (as well as its ability to lead a public company) and competitive positioning.

On March 1, 2021, Tailwind entered into a Business Combination Agreement by and among Tailwind, Merger Sub, QOMPLX, Inc., a Delaware corporation (“QOMPLX”), and Rationem, LLC, a Delaware limited liability company (the “QOMPLX BCA”). Tailwind filed preliminary proxy statements/prospectuses relating to the QOMPLX transactions in March through June 2021 and, on June 25, 2021, Tailwind filed a definitive proxy statement relating to the QOMPLX transactions (the “QOMPLX Proxy”). On July 14, 2021, Tailwind filed a Form 8-K voluntarily supplementing the QOMPLX Proxy with supplemental disclosures to avoid nuisance, cost and distraction relating to letters from purported stockholders relating to certain disclosures in the QOMPLX Proxy. On August 17, 2021, Tailwind and QOMPLX entered into a termination agreement, pursuant to which the parties agreed to mutually terminate the QOMPLX BCA, effective as of August 17, 2021, due to market conditions preventing certain closing conditions from being satisfied.

Following the termination of the QOMPLX BCA, Tailwind’s officers and directors recommenced an active search for potential business combination targets, leveraging its officers’ and directors’ and Sponsor’s relationships with leading technology company founders, executives of private and public companies, venture capitalists and growth equity fund managers. The focus of this search was potential business combination targets that are innovative technology companies, which Tailwind’s directors and officers believed, based on their experiences, could satisfy all (or a portion of) Tailwind’s key criteria for a business combination target, this time seeking a target with an enterprise value between approximately $275 million to $2 billion. Jefferies continued to assist Tailwind’s directors and officers in identifying and evaluating potential business combination targets. However, as discussed further below, aside from making an introduction between Tailwind and Anzu Partners in June 2022, Jefferies has had no role in the Business Combination and, pursuant to Section 11(b)(1) of the Securities Act, has affirmatively disclaimed any responsibility for any portion of the registration statement of which this proxy statement/prospectus forms a part and any other registration statement to be filed by the parties or any of their respective affiliates in connection with the Business Combination. Jefferies did not specify any reasons for its refusal to act in any capacity in connection with the Business Combination or the waiver of its entitlement to the deferred underwriting fees.

During this search, representatives or advisors of Tailwind initiated contact with or were contacted by various representatives and advisors of more than 110 companies with respect to a potential business combination. Tailwind entered into non-disclosure agreements with 36 of these potential business combination targets, including Nuburu, for purposes of performing due diligence and further evaluating and analyzing these companies as potential business combination targets, and Tailwind submitted non-binding term sheets to eight potential business combination targets (including Nuburu) that Tailwind believed, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis, were most suitable for a business combination. Tailwind engaged in varying levels of discussions, due diligence, evaluation, analysis and negotiations with these potential business combination targets, as well as the business combination targets with whom it entered into non-disclosure agreements, based on, among other factors, interest from, and due diligence access granted by, such potential target, Tailwind’s representatives’ and advisors’ beliefs as to which targets could best satisfy all or a portion of Tailwind’s key criteria for a business combination target, the receptivity to, or preparedness of, such target with respect to a business combination and the terms on which such target was willing to consider a potential business combination. This due diligence, evaluation and analysis involved, among other things, due diligence with respect to, and evaluating and analyzing, each target’s business (including its existing and potential product or service offerings), technology, historical and projected future performance (as well as other financial information and growth opportunities), the management team (including its ability to lead a public company) and competitive positioning.

Tailwind ultimately determined to pursue the proposed business combination transaction with Nuburu and to abandon the other potential business combination opportunities that it had been analyzing and exploring, including with the business combination targets that it submitted non-binding term sheets to, because of, among other things: (a) the other business combination targets pursued an alternative transaction or strategy; (b) the other business combination targets did not meet the valuation expectations or other criteria of Tailwind in a business combination target; (c) Tailwind’s directors’ and officers’ belief that Nuburu was most attractive potential business combination that met its key criteria in a target; (d) the level of engagement by, and advanced negotiations and discussions with, Nuburu, as compared to the other potential business combination targets; (e) Nuburu’s preparedness and willingness to devote appropriate resources to negotiating and executing definitive agreements and to consummating a business combination and becoming a public company, as compared to the other potential business combination targets; and (f) Nuburu’s commitment to consummating a transaction, including a willingness to provide additional time following signing of the Business Combination Agreement for Tailwind to conduct additional due diligence. With respect to the other seven business combination targets that Tailwind submitted non-binding term sheets to, Tailwind did not believe that a business combination with any of these business combination targets was actionable based on feedback from these business combination targets and/or otherwise merited further exploration in light of the factors noted above, and therefore did not single out any of these business combination targets for more advanced discussions. None of the discussions with the other business combination targets resulted in an executed letter of intent or term sheet.

On June 6, 2022, Jefferies introduced certain members of Tailwind’s management and board of directors to David Seldin, a managing partner and co-founder of Anzu Partners, regarding a portfolio company of Anzu Partners that was not Nuburu. Tailwind’s management and board of directors fostered a positive relationship with Anzu Partners and subsequently accepted Anzu Partners’ request to connect Tailwind with Nuburu.

Between June 6, 2022 and July 23, 2022, Nuburu conducted exclusive negotiations with a different special purpose acquisition company (“SPAC A”). Tailwind subsequently learned that, although Nuburu’s negotiations with SPAC A reached an advanced stage, the negotiations were abandoned.

On July 23, 2022, Philip Krim, Chairman of the Board of Tailwind, was introduced to certain members of Nuburu’s management team by Dr. Whitney Haring-Smith, a managing partner at Anzu Partners, via telephone.

On July 25, 2022, Nuburu executed a non-disclosure agreement with Tailwind under which Nuburu and Tailwind agreed to exchange confidential information for purposes of further evaluating and, if each party saw fit, negotiating, pursuing and consummating a potential business combination transaction.

On July 25, 2022, Nuburu provided Tailwind with access to an online data room for purposes of conducting further business and financial due diligence with respect to Nuburu and its business.

On July 25, 2022, representatives of Tailwind and Nuburu held a virtual meeting to introduce Tailwind to the senior management team of Nuburu and to further discuss and explore a potential business combination between Tailwind and Nuburu. At the meeting, representatives of Nuburu discussed and presented a management presentation that included an overview of Nuburu’s business and strategic prospects, including potential growth opportunities. Representatives of Tailwind and Nuburu also discussed the potential terms of a business combination between the parties, as well the potential structure of such a business combination. At the conclusion of the meeting, the representatives of both Tailwind and Nuburu expressed interests in further exploring a potential business combination.

From July 25, 2022 onward, Tailwind and its representatives conducted business due diligence with respect to Nuburu.

On July 27, 2022, Tailwind provided Nuburu with a draft term sheet with respect to a potential business combination (the “Term Sheet”). The draft term sheet represented the key terms of the deal Nuburu had negotiated with SPAC A. Between July 27, 2022 and July 30, 2022, representatives of Tailwind and representatives of Kirkland & Ellis LLP (“K&E”), counsel to Tailwind, on the one hand, and Nuburu, Anzu Partners and Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), counsel to Nuburu, on the other hand, had several telephonic conversations concerning the key terms with respect to a potential business combination, including a valuation for Nuburu of $350.0 million and Sponsor’s forfeiture of a portion of the Founder Shares and its warrants. Tailwind and Nuburu agreed orally that, once the key parameters regarding a potential business combination had been orally agreed, resources would be more efficiently utilized negotiating definitive documentation, and as such each of Tailwind and Nuburu decided to not execute a term sheet, and instructed their respective representatives to begin drafting and negotiating the definitive documentation.

On July 30, 2022, Willkie Farr & Gallagher LLP (“Willkie”) was retained by Tailwind to negotiate the proposed business combination, with K&E, historical counsel to Tailwind, assisting in continuing to provide representation to Tailwind with respect to the business combination and other ongoing matters. Tailwind determined to retain Willkie in part because Willkie had previously represented SPAC A in its advanced negotiations in respect of a business combination with Nuburu, which was ultimately abandoned. Tailwind believed that Willkie’s familiarity with Nuburu and the negotiations on behalf of SPAC A would enable a more efficient negotiation and diligence process. Over the course of June and July 2022, Willkie conducted legal due diligence with respect to Nuburu, and WSGR and Willkie exchanged numerous drafts of the various transaction documents and met frequently to negotiate definitive documents until the deal with SPAC A was abandoned due to SPAC A’s delisting. Subsequently, Willkie obtained waivers to represent Tailwind from all relevant parties.

On July 30, 2022, WSGR distributed a draft of the Business Combination Agreement to Willkie, along with drafts of several other transaction documents contemplated by the Business Combination Agreement or otherwise relating to the potential business combination, including the Sponsor Support Agreement, amendment to the Sponsor Letter Agreement, Stockholder Support Agreement, Registration Rights and Lock-Up Agreement, Sale Option Agreement and Purchase Agreement and Registration Rights Agreement with Lincoln Park (the “Other Agreements”). The drafts were based on the documents previously negotiated with SPAC A, revised to reflect the changes in deal terms, including, for example, with respect to the Sponsor forfeiture.

A teleconference of the Tailwind board of directors was held on July 31, 2022, with members of Tailwind management and representatives of K&E and Willkie in attendance. Members of Tailwind management provided the Tailwind directors with an overview of its evaluation and analysis of a potential business combination with Nuburu and the terms thereof. Representatives of K&E also provided the Tailwind board of directors with an overview regarding certain legal considerations related to a potential business combination, including directors’ fiduciary duties in connection therewith, Willkie provided the board with an overview of the key deal terms and a summary of the Business Combination Agreement and Other Agreements. Following discussion, the Tailwind board of directors determined that it was supportive of continuing to pursue a potential business combination with Nuburu.

Between July 31, 2022 and August 5, 2022, WSGR, on the one hand, and Willkie, on the other hand, exchanged numerous revised drafts of the Business Combination Agreement and the Other Agreements. Over the same period of time, WSGR and Willkie and certain other representatives and advisors for Tailwind and Nuburu held numerous conference calls regarding certain terms and conditions of the Business Combination Agreement and the Other Agreements. On these calls, the parties discussed key negotiation points. These key negotiation points included the rights of the parties to terminate the Business Combination Agreement, including, with respect to Nuburu, if Nuburu’s board of directors determined in good faith, after consultation with its outside financial advisors and legal counsel, that its failure to enter into an acquisition agreement with a different acquiror, so long as it was not a SPAC, would reasonably be expected to constitute a breach of its fiduciary duties, the terms of trading restrictions on shares held by certain key stockholders of New Nuburu, including the Sponsor and key stockholders of Nuburu, Tailwind’s right to terminate the Business Combination Agreement within 30 days of August 5, 2022, based on its due diligence review of Nuburu, which was subsequently waived upon the completion of Tailwind’s diligence, and the Sponsor’s waiver of all but 1,000,000 shares of New Nuburu Series A Preferred Stock. For further information related to these agreements, please see the section entitled “Business Combination Proposal — The Business Combination Agreement” and the section entitled “Other Agreements”.

Between July 23, 2022 and August 3, 2022, Jefferies informed Tailwind that it did not intend to act in any capacity in connection with the Business Combination and Jefferies, Tailwind and Nuburu discussed the deferred underwriting fees that Jefferies would be entitled to upon consummation of a business combination transaction, in connection with the Tailwind IPO, under and pursuant to the Underwriting Agreement. Nuburu informed Tailwind that it would not be possible to move forward with the Business Combination unless Jefferies agreed to waive its entitlement to all or a portion of its deferred underwriting fees. Tailwind subsequently made an oral request to Jefferies that Jefferies either waive its entitlement to a portion of its underwriting fees, or waive its entitlement to the entirety of its deferred underwriting fees.

On August 3, 2022, Jefferies formally notified Tailwind in writing that it would not act in any capacity in connection with the Business Combination and waived its entitlement to the entirety of the deferred underwriting fees owed to it in connection with the Tailwind IPO, totaling $11.7 million, solely with respect to the Business Combination. Jefferies did not specify any reasons for its refusal to act in any capacity in connection with the Business Combination or the waiver of its entitlement to the deferred underwriting fees. Aside from making an introduction between Tailwind and Anzu Partners in June 2022 with respect to a portfolio company of Anzu Partners other than Nuburu, Jefferies was not involved in the Business Combination. Because the waiver of Jefferies’ deferred underwriting fees is with respect to only the Business Combination, Jefferies may be entitled to a deferred underwriting fee in connection with an alternative business combination by Tailwind, should the Business Combination be terminated. Except for the disclosure regarding the waiver of its deferred underwriting fees and Jefferies’ notification to Tailwind that it would not act in any capacity in connection with the Business Combination, Jefferies was not involved in the preparation of any disclosure that is included in this proxy statement/prospectus, including any analysis underlying such disclosure. Jefferies has had no role in the Business Combination and, pursuant to Section 11(b)(1) of the Securities Act, has affirmatively disclaimed any responsibility for any portion of the registration statement of which this proxy statement/prospectus forms a part and any other registration to be filed by the parties or any of their respective affiliates in connection with the Business Combination. We are not aware of any disagreements between Jefferies and Tailwind with respect to the disclosure included in this proxy statement/prospectus.

On August 4, 2022, the Tailwind board of directors voted unanimously to approve the Business Combination by unanimous written consent.

On August 5, 2022, the parties entered into the Business Combination Agreement, the Other Agreements and the related ancillary documents.

On August 8, 2022, Tailwind and Nuburu issued a joint press release announcing the execution and delivery of the Business Combination Agreement, and Tailwind filed a Current Report on Form 8-K, which filed as exhibits the Business Combination Agreement, the Other Agreements, the joint press release and an investor presentation providing information on Nuburu and a summary of certain key terms of the Business Combination.

Between August 5, 2022 and August 28, 2022, Tailwind continued to conduct due diligence with respect to Nuburu. This due diligence included a site visit of the Nuburu operations by Tailwind on August 16, 2022 and August 17, 2022, multiple customer diligence calls to assist with Tailwind’s understanding of the customer’s specific reasoning for purchasing Nuburu’s lasers and to gain a better understanding of the size and potential of Nuburu’s respective market,legal and patent due diligence, technical diligence, financial due diligence and background checks of members of Nuburu’s management.

On August 28, 2022, Tailwind held a board meeting in which management reviewed the results of their confirmatory due diligence and the board agreed to move forward with the transaction.

On August 29, 2022, Tailwind submitted a letter to Nuburu indicating that Tailwind had completed its due diligence exercise and was not exercising its termination right under the Business Combination Agreement. Later on August 29, 2022, Tailwind and Nuburu issued a joint press release announcing the successful completion of Tailwind’s due diligence.

On September 7, 2022, Tailwind held the Extension Meeting, at which Tailwind’s stockholders voted to approve the Extension Amendment. Following the Extension Meeting, as a result of the Extension Redemptions, approximately $32.4 million (excluding the Extension Loan)remained in the Trust Account. In connection with the Extension Meeting, Tailwind and the Sponsor entered into the Sponsor Note and the Sponsor (or one or more of its affiliates, members or third-party designees) provided the Extension Loan. For more information regarding the Extension Loan, please see “Tailwind Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions — Extension Loan.”

On October 7, 2022, Tailwind announced that it would transfer its listing to the NYSE American where it had been approved for listing, which such listing was subsequently completed on October 11, 2022.

The Tailwind Board of Directors’ Reasons for the Business Combination

The Tailwind board of directors, in evaluating the Business Combination, consulted with its management and legal, tax and accounting advisors. In reaching its unanimous resolution (a) that it was fair to and in the best interests of Tailwind and its stockholders, and that it was advisable, to enter into the Business Combination Agreement and the ancillary documents to which Tailwind is or will be a party and to consummate the transactions contemplated thereby (including the Merger), (b) to adopt and approve the execution, delivery and performance by Tailwind of the Business Combination Agreement, the ancillary documents to which Tailwind is or will be a party and the transactions contemplated thereby (including the Merger), (c) to recommend that the Tailwind stockholders entitled to vote thereon vote in favor of each of the Business Combination Proposal, the Advisory Charter Proposal, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal and (d) to direct that each of the Business Combination Proposal, the Advisory Charter Proposals, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal be submitted to the Tailwind stockholders for approval, the Tailwind board of directors considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Tailwind board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Tailwind board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Tailwind board of directors’ reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward- Looking Statements.”

The Tailwind board of directors considered a number of factors pertaining to Nuburu and the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

A.Opportunity for sustainable organic growth. The Tailwind board of directors’ belief that Nuburu is a leading innovator in an attractive industry with strong growth prospects.
B.Large addressable market. Nuburu competes in a SAM estimated at more than $33 billion and that if Nuburu pursues other opportunities in the 3D printing and laser market, Nuburu’s potential SAM will continue to grow.
C.Substantial post-closing economic interest in New Nuburu. The fact that if the Business Combination were consummated, Tailwind stockholders (other than Tailwind stockholders that sought redemption of the Class A Common Stock) would have a substantial economic interest in New Nuburu and as a result would have a continuing opportunity to benefit from the success of New Nuburu following the consummation of the Business Combination.
D.Experienced management team. The Tailwind board of directors’ belief that Nuburu has a strong management team. This management team, led by its Chief Executive Officer/Founder and Chief Financial Officer, intend to remain with New Nuburu in the capacity as officers and/or directors, which is expected to provide important continuity in advancing Nuburu’s strategic and growth goals.
E.Support of key stockholders. The fact that key Nuburu stockholders representing in excess of 80% of the then outstanding voting power of Nuburu (on a non-fully diluted basis) entered into the Stockholder Support Agreement, demonstrating such Nuburu stockholders’ support of the Business Combination and that each of Nuburu’s stockholders is going to continue to own its equity following Closing.
F.Transaction proceeds. The fact that the Business Combination was expected to provide approximately $334 million of gross proceeds to New Nuburu, assuming no redemptions by the Tailwind stockholders of their shares of the Class A Common Stock, to provide funding for Nuburu’s continuing development.
G.Other alternatives. The Tailwind board of directors’ belief that, after a thorough review of other business combination opportunities reasonably available to Tailwind, the Business Combination represents the best potential business combination for Tailwind and the most attractive opportunity for Tailwind’s management to accelerate its business plan based upon the process utilized to evaluate and assess other potential business combination targets, and the Tailwind board of directors’ belief that such process has not presented a better alternative.

H.Negotiated transaction. The financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations.
I.Intellectual property portfolio. Nuburu’s robust intellectual property portfolio, including over 180 pending and granted patents covering the blue laser technology, single mode blue laser technology, 3D printing applications and other applications, which provides a strong platform on which to grow Nuburu’s business.
J.Deal structure. The issuance of shares of New Nuburu Series A Preferred Stock to Tailwind stockholders who become holders of record of New Nuburu Common Stock creates a unique instrument by which value can be returned to Tailwind’s current stockholders.

The Tailwind board of directors also considered a variety of uncertainties and risks and other potentially negative factors related to Nuburu’s business and prospects and related to the Business Combination including, but not limited to, the following:

A.Risk that benefits may not be achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.
B.Liquidation of Tailwind. The risks and costs to Tailwind if its stockholders did not vote to extend the date by which Tailwind must consummate a business combination until March 9, 2023 and force Tailwind to liquidate before it could complete the Business Combination.
C.Redemption risk. The potential that a significant number of Tailwind stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Pre-Closing Tailwind Certificate of Incorporation, which would reduce the gross proceeds to New Nuburu from the Business Combination, which could hinder New Nuburu’s ability to continue its development.
D.Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Tailwind from soliciting other business combination proposals, which restricts Tailwind’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.
E.Stockholder vote. The risk that Tailwind’s stockholders may fail to provide the votes necessary to effect the Business Combination.
F.Fiduciary out. The risk that Nuburu’s board of directors could cause Nuburu to terminate the Business Combination Agreement to enter into another acquisition agreement if it reasonably determined in good faith, after consultation with its outside financial advisor and legal counsel, that, among other things, the failure to take such action would reasonably be expected to be a breach of its fiduciary duties.
G.Macroeconomic risks. The risk that the future financial performance of New Nuburu may not meet the Tailwind board of directors’ expectations due to factors in New Nuburu’s control or out of its control, including economic cycles or other macroeconomic factors.
H.Limitations of review. The Tailwind board of directors considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the consideration to be received by the Tailwind stockholders is fair to Tailwind or its stockholders from a financial point of view.
I.Closing conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Nuburu’s control, including approval by Tailwind stockholders and Tailwind’s continued listing on a national securities exchange.
J.Post-Business Combination corporate governance. The fact that the board of directors of New Nuburu will be classified and that all New Nuburu directors will not be elected annually.
K.Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

L.Fees and expenses. The expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated.

In addition to considering the factors described above, the Tailwind board of directors also considered other factors including, without limitation:

A.Interests of Certain Persons. The Sponsor, the members of the Tailwind board of directors and executive officers of Tailwind and the Sponsor have interests in the Business Combination Proposal, the other proposals described in this proxy statement/prospectus and the Business Combination that are different from, or in addition to, those of Tailwind stockholders generally. The Tailwind board of directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Tailwind board of directors, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. See “ — Interests of Tailwind’s Directors and Officers in the Business Combination” and “Risk Factors — Risks Related to the Business Combination—Since the Sponsor and Tailwind’s officers and directors who are members of the Sponsor have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders, a conflict of interest may have existed in determining whether the Business Combination with Nuburu is appropriate as a business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.”
B.Other risks. The various risks associated with the Business Combination, the business of Nuburu, including New Nuburu, and the business of Tailwind, as described in the section entitled “Risk Factors” of this proxy statement/prospectus.

The Tailwind board of directors concluded that the potential benefits expected to be received by Tailwind and its stockholders as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. Accordingly, the Tailwind board of directors unanimously resolved (a) that it was fair to and in the best interests of Tailwind and its stockholders, and that it was advisable, to enter into the Business Combination Agreement and the ancillary documents to which Tailwind is or will be a party and to consummate the transactions contemplated thereby (including the Merger), (b) to adopt and approve the execution, delivery and performance by Tailwind of the Business Combination Agreement, the ancillary documents to which Tailwind is or will be a party and the transactions contemplated thereby (including the Merger), (c) to recommend that the Tailwind stockholders entitled to vote thereon vote in favor of each of the Business Combination Proposal, the Advisory Charter Proposals, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal and (d) to direct that each of the Business Combination Proposal, the Advisory Charter Proposals, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal be submitted to the Tailwind stockholders for approval.

Interests of Tailwind’s Directors and Officers in the Business Combination

In considering the recommendation of the Tailwind board of directors to vote in favor of approval of the Business Combination Proposal, the Advisory Charter Proposals, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the other proposals described in this proxy statement/prospectus, Tailwind stockholders should understand that the Sponsor, certain members of the Tailwind board of directors and officers of Tailwind and the Sponsor have interests in such proposals that are different from, or in addition to, those of Tailwind stockholders generally. It is possible that the Sponsor and its affiliates may earn a positive rate of return on their investment, even if other stockholders of Tailwind experience a negative rate of return in New Nuburu. Accordingly, the Sponsor may benefit from the completion of the Business Combination, even in a scenario where other Tailwind stockholders may not similarly benefit. The Sponsor is thereby incentivized to complete an acquisition, even if it might be of a less-favorable target company or on terms less favorable to Tailwind’s stockholders, rather than liquidate. The Tailwind board of directors was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Tailwind stockholders that they approve the Business Combination Proposal, the Advisory Charter Proposals, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the other proposals described in this proxy statement/prospectus. The members of the Tailwind board of directors were aware of and considered these interests, among other matters, when they approved the Business Combination Agreement and recommended that Tailwind stockholders approve the proposals required to effect the Business Combination. The Tailwind board of directors determined that the overall benefits expected to be received by Tailwind and its stockholders in the Business Combination outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Tailwind board of directors determined that these interests could be adequately disclosed to stockholders in this proxy statement/prospectus, and that stockholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein. Tailwind stockholders should take these interests into account in deciding whether to approve the Business Combination Proposal, the Advisory Charter

Proposals, the Director Appointment Proposal, the Listing Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the other proposals described in this proxy statement/prospectus. These interests include, among other things:

●	the fact that our Sponsor has agreed, for no consideration, not to redeem any Class A Common Stock held by the Sponsor in connection with a stockholder vote to approve a proposed initial business combination;
●	the fact that the Sponsor paid an aggregate of $25,000 for the 8,355,393 shares of Class B Common Stock currently owned by the Sponsor and such securities will have a significantly higher value at the time of the Business Combination;
●	the fact that the Sponsor (and Tailwind’s officers and directors who are members of the Sponsor) has invested in Tailwind an aggregate of $10,325,000, of which $25,000 was for the purchase of the 8,355,393 Founder Shares and $600,000 was for the Extension Loan. Assuming a trading price of $10.07 per share of Class A Common Stock (based upon the closing price of the Class A Common Stock on the NYSE American on November 18, 2022), the 8,355,393 Founder Shares would have an implied aggregate market value of $84,138,807.50. Even if the trading price of the shares of New Nuburu Common Stock were as low as $1.24 per share, the aggregate market value of the Founder Shares alone would be approximately equal to the initial investment in Tailwind by the Sponsor. As a result, the Sponsor is likely to be able to make a substantial profit on its investment in Tailwind at a time when shares of New Nuburu Common Stock have lost significant value. On the other hand, if Tailwind fails to complete a business combination before March 9, 2023, the Sponsor will likely lose its entire investment in Tailwind;
●	the fact that, following the Closing, the Sponsor will own 1,500,000 shares of New Nuburu Common Stock. Assuming a trading price of $10.07 per share of Class A Common Stock (based upon the closing price of the Class A Common Stock on the NYSE American on November 18, 2022), the approximate dollar value of such ownership positions is $15,105,000. Additionally, following the Closing, the 1,500,000 shares of New Nuburu Common Stock owned by the Sponsor will amount to approximately 4.1% of New Nuburu in the No Additional Redemption Scenario, approximately 4.3% of New Nuburu in the 50% Redemption Scenario and approximately 4.4% of New Nuburu in the Maximum Redemption Scenario. Taking into account an approximate transaction value of $350,000,000, the approximate dollar value of such percentage ownership positions is $14,350,000, $15,050,000 and $15,400,000, respectively. As noted above, the Sponsor (and Tailwind’s officers and directors who are members of the Sponsor) has invested in Tailwind an aggregate of $10,325,000, of which $25,000 was for the purchase of the 8,355,393 Founder Shares and $600,000 was for the Extension Loan;
●	the fact that the Sponsor and Tailwind’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;
●	the fact that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other Tailwind stockholders experience a negative rate of return in the post-business combination company;
●	the fact that the Sponsor has agreed to waive its rights to liquidating distributions, for no consideration, from the trust account with respect to any shares of common stock (other than public shares) held by the Sponsor if Tailwind fails to complete an initial business combination by March 9, 2023;
●	the fact that, at the option of the Sponsor, any amounts outstanding under any loan made by the Sponsor or any of its affiliates to Tailwind in an aggregate amount of up to $1,500,000 may be converted into Working Capital Warrants in connection with the consummation of the Business Combination;
●	the continued indemnification of Tailwind’s directors and officers and the continuation of Tailwind’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”);
●	the fact that if the Trust Account is liquidated, including in the event Tailwind is unable to complete an initial business combination by March 9, 2023, the Sponsor has agreed to indemnify Tailwind to ensure that the proceeds in the trust account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the trust account on the liquidation date, by the claims of prospective target businesses with which Tailwind has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Tailwind, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the trust account;
●	the fact that Tailwind may be entitled to distribute or pay over funds held by Tailwind outside the Trust Account to the Sponsor or any of its affiliates prior to the Closing;

●	The Sponsor, as well as Tailwind’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Tailwind’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Tailwind fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, Tailwind may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by March 9, 2023;
●	The fact that the Sponsor and Tailwind’s officers and directors will lose their entire investment in Tailwind and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses if the Business Combination is not consummated by March 9, 2023; and
●	That in connection with the Extension Amendment, the Sponsor agreed to provide the Extension Loan to Tailwind to be deposited into the Trust Account. The Extension Loan is payable upon the consummation of the Business Combination or another business combination. However, if Tailwind fails to consummate a business combination within the required period, the Sponsor will not have any claim against the Trust Account for reimbursement. Accordingly, Tailwind may not be able to repay the Extension Loan if the Business Combination or another business combination is not completed by March 9, 2023.

Neither the Sponsor nor Tailwind’s officers or directors have any interest in, or affiliation with, Nuburu, or any fiduciary or contractual interest with other entities that would be material to the Business Combination.

Satisfaction of 80% Test

It is a requirement under the Pre-Closing Tailwind Certificate of Incorporation that any business acquired by Tailwind have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Nuburu used to approve the transaction, the Tailwind board of directors determined that this requirement was met. The Tailwind board of directors determined that the consideration being paid in the Merger, which amount was negotiated at arms-length, was fair to and in the best interests of Tailwind and its stockholders and appropriately reflected Nuburu’s value. In reaching this determination, the Tailwind board of directors concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as Nuburu’s historical growth rate and its potential for future growth in revenue and profits. The Tailwind board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Nuburu met this requirement.

Certain Engagements in Connection with the Business Combination and Related Transactions

On November 5, 2021, each of Loop Capital Markets and Tigress was engaged by Nuburu to act as a capital markets advisor in connection with a business combination. Additionally, on August 25, 2022, Tailwind engaged Cohen as a capital markets advisor in connection with the Business Combination. Each of such capital markets advisors is assisting Nuburu and Tailwind in arranging meetings with potential investors. From time to time, such capital markets advisors may also provide strategic and financial advice to Nuburu or Tailwind in connection with effecting the Business Combination, including but not limited to, reviewing and providing input on investor presentations. None of Loop Capital Markets, Tigress and Cohen was engaged to deliver, and none of them delivered a fairness opinion or otherwise made any determination as to the fairness of the transactions described in this proxy statement/prospectus. In addition, none of the capital markets advisors has served as an underwriter or placement agent to Tailwind or Nuburu, including in connection with the issuance of the Company Notes and the anticipated issuances of New Nuburu Common Stock pursuant to the Lincoln Park Purchase Agreement.

Upon the Closing, each of Loop Capital Markets, Tigress and Cohen will be entitled to customary fees in connection with its role as a capital markets advisor to Nuburu or Tailwind, as applicable, in connection with the Business Combination, including a potential success fee depending on the amount of cash remaining in the Trust Account after giving effect to redemptions by Tailwind stockholders. If the Business Combination is not consummated, Loop Capital Markets, Tigress and Cohen will not be entitled to such fees.

In the ordinary course of its business activities, each of Loop Capital Markets, Tigress and Cohen and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Tailwind or Nuburu or their respective affiliates. Each of Loop Capital Markets, Tigress and Cohen and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

PUBLIC TRADING MARKETS

Tailwind’s units, Class A Common Stock and Public Warrants are publicly traded on the NYSE American under the symbols “TWND.U,” “TWND” and “TWND WS,” respectively. Following the Closing, New Nuburu (formerly Tailwind) intends to continue to have its New Nuburu Common Stock and Public Warrants publicly traded under the proposed symbols “BURU” and “BURU WS,” respectively. Tailwind warrant holders and those stockholders who do not elect to have their shares redeemed need not deliver their shares of Class A Common Stock or warrant certificates to Tailwind or Tailwind’s transfer agent and they will remain outstanding.

As of the record date, there were [     ] holders of record of Tailwind’s units, [     ] holders of record of Tailwind’s Class A Common Stock, [     ] holders of record of Tailwind’s Class B Common Stock and [     ] holders of record of Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Tailwind Shares and Public Warrants are held of record by banks, brokers, and other financial institutions.

Tailwind has not paid any cash dividends on the Tailwind Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Nuburu’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Nuburu’s board of directors at such time. New Nuburu’s ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

THE BUSINESS COMBINATION AGREEMENT

The following is a summary of the material terms of the Business Combination Agreement. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Business Combination Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Tailwind, Nuburu or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement. You should refer to the full text of the Business Combination Agreement for details of the Business Combination and the terms and conditions of the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties that Tailwind and Merger Sub, on the one hand, and Nuburu, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Business Combination Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Business Combination Agreement. While Tailwind and Nuburu do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Business Combination Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Tailwind, Merger Sub or Nuburu, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Tailwind and Nuburu and are modified by the disclosure schedules.

Overview

On August 5, 2022, Tailwind, Merger Sub and Nuburu entered into the Business Combination Agreement, pursuant to which Tailwind and Nuburu will consummate the Business Combination. The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the Merger and the other transactions contemplated thereby, are summarized below.

The Merger is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”) and will be effective at the Effective Time. The parties will hold the Closing immediately prior to such filing of the Certificate of Merger, on the Closing Date to be specified by Tailwind and Nuburu, as promptly as practicable following the satisfaction or waiver (to the extent such waiver is permitted by applicable law) of the conditions to the Closing set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time), but in no event later than the third business day after the satisfaction or waiver, if legally permissible, of each of the conditions to the Closing (or on such other date, time or place as Tailwind and Nuburu may mutually agree).

Conversion of Securities

At the Effective Time of the Merger, and without any action on the part of Tailwind, Nuburu, Merger Sub or the holders of any of their respective securities:

●	Each share of Nuburu Preferred Stock, issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00 (such shares of Nuburu Preferred Stock receiving a number of shares of New Nuburu Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Nuburu Common Stock that such share of Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.
●	Each share of Nuburu Common Stock issued and outstanding shall be canceled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the Common Stock Exchange Ratio.

●	Each outstanding option to purchase shares of Nuburu Common Stock (each such option, a “Nuburu Option”), whether vested or unvested, will be converted into an option to purchase a number of shares of New Nuburu Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Nuburu Common Stock subject to such Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Nuburu Option immediately prior to the Effective Time.
●	Each outstanding Nuburu RSU will be converted into a restricted stock unit of New Nuburu Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Nuburu RSU immediately prior to the Effective Time.
●	Each outstanding warrant to purchase shares of Nuburu Common Stock will be treated in accordance with its terms, as may be amended prior to the Closing, with any amendments subject to Tailwind’s prior written consent, not to be unreasonably withheld, conditioned, or delayed.
●	Each outstanding convertible promissory note issued by Nuburu (each a “Nuburu Note”) will be canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Nuburu Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and subsequently converted into New Nuburu Common Stock (and with such shares being entitled to participate in the Preferred Stock Issuance).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The “Aggregate Common Stock Merger Consideration” means a number of shares of New Nuburu Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New Nuburu Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Nuburu Common Stock issuable upon the full exercise, exchange or conversion of Company Warrants, Company Options, Company RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The “Preferred Stock Exchange Ratio” means, with respect to each share of Nuburu Preferred Stock, the number of shares of New Nuburu Common Stock which a share of such series of Preferred Stock is to be cancelled and converted into the right to receive pursuant to the applicable provisions of the Business Combination Agreement. The Business Combination Agreement provides that each share of Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive the number of shares of New Nuburu Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of New Nuburu Common Stock that such share of Company Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with the Pre-Closing Nuburu Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

“Preferred Stock Liquidation Preference” means

(a)with respect to the Series C Preferred Stock, an amount per share equal to $10.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;

(b)with respect to the Series B-1 Preferred Stock, an amount per share equal to $0.80, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $0.80, whether or not declared, plus any other dividends declared but unpaid thereon;

(c)with respect to the Series B Preferred Stock, an amount per share equal to $5.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;

(d)with respect to the Series A-1 Preferred Stock, an amount per share equal to $1.15, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.15, whether or not declared, plus any other dividends declared but unpaid thereon; and

(e)with respect to the Series A Preferred Stock, an amount per share equal to $1.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.00, whether or not declared, plus any other dividends declared but unpaid thereon.

As of the date of this proxy statement/prospectus, we currently estimate that the Common Stock Exchange Ratio and the Preferred Stock Exchange Ratios will be approximately as follows.

Nuburu Class / Series	Exchange Ratio
Nuburu Common Stock	0.529
Nuburu Series A Preferred Stock	0.581
Nuburu Series A-1 Preferred Stock	0.614
Nuburu Series B Preferred Stock	0.853
Nuburu Series B-1 Preferred Stock	0.529
Nuburu Series C Preferred Stock	1.026

The foregoing assumes that no additional Company Notes will be issued other than the $5.3 million that have been issued by Nuburu as of the date of this proxy statement/prospectus, and assumes accrual of interest on the Company Notes through September 30, 2022. The foregoing represents management’s estimates based on information available as of the date of this proxy statement/prospectus and is subject to change.

Preferred Stock Issuance

Prior to the Closing, Tailwind shall declare an issuance of shares of New Nuburu Series A Preferred Stock to the holders of record of New Nuburu Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who have waived such stockholders’ entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, excludes shares of New Nuburu Common Stock to be received as a result of the conversion of any Nuburu Note) and (b) the Sponsor, who has waived, for no consideration, its right title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement), with one share of New Nuburu Series A Preferred Stock to be issued in respect of each such share of New Nuburu Common Stock. For clarity, any stockholder of the Company that has elected to redeem their shares in connection with the Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares such stockholder has so redeemed, as such holder will not be a record holder of New Nuburu Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the New Nuburu Series A Preferred Stock are set forth in a Certificate of Designations to be filed in connection with the Closing in the form attached to the Business Combination Agreement. The issuance will be conditioned upon the occurrence of the Effective Time and occur as of the close of business on the Closing Date.

Company Notes

The Business Combination Agreement provides Nuburu with the ability to raise up to $50.0 million in Company Notes prior to the Effective Time without the consent of Tailwind. Pursuant to their terms, the Company Notes would convert into Nuburu common stock at a discount as of immediately prior to the Effective Time, such that every $8.50 invested in the Company Note would entitle the holder thereof to one (1) share of New Nuburu Common Stock by virtue of the occurrence of the Effective Time. In addition, each share of New Nuburu Common Stock issued with respect to a Company Note would be entitled to participate in the Preferred Stock Issuance.

The Closing

The Closing will occur as promptly as practicable, but in no event later than three Business Days, after the satisfaction or, if permissible, waiver of each of the conditions to the Closing set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time).

Securities Exchange Listing

Pursuant to the terms of the Business Combination Agreement, Tailwind is required to use its reasonable best efforts to keep the Class A Common Stock and Public Warrants continuously listed for trading on the New York Stock Exchange or another national securities exchange mutually agreed by the parties (the “Securities Exchange”) until the Closing. Tailwind is also required to use its reasonable best efforts to cause the New Nuburu Common Stock to be issued in connection with the Business Combination to be approved for listing on the Securities Exchange, which, if not the New York Stock Exchange, shall include Tailwind using its commercially reasonable efforts to delist all the Class A Common Stock and Public Warrants from the New York Stock Exchange and instead prepare and submit to such other Securities Exchange a listing application covering such securities.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of Nuburu, Tailwind and Merger Sub relating to the subject matters described below. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time. These representations and warranties have been made solely for the benefit of the other parties to the Business Combination Agreement.

The Business Combination Agreement contains representations and warranties made by Nuburu to Tailwind and Merger Sub relating to a number of matters, including the following:

●	organization and qualification to do business, subsidiaries;
●	certification of incorporation and bylaws;
●	capitalization;
●	authority;
●	absence of conflicts with organizational documents, applicable laws or certain other agreements and required filings and consents;
●	permits and compliance;
●	financial statements;
●	absence of certain changes or events;
●	absence of litigation;
●	employee benefit plans;
●	labor and employment matters;
●	real property and title to assets;
●	intellectual property rights;
●	taxes;

●	environmental matters;
●	material contracts;
●	insurance;
●	approval of the board and the stockholders;
●	certain business practices;
●	interested party transactions;
●	the Exchange Act;
●	absence of broker fees;
●	participation in COVID-19 related programs; and
●	exclusivity of the representations and warranties made by Nuburu.

The Business Combination Agreement contains representations and warranties made by Tailwind and Merger Sub to Nuburu relating to a number of matters, including the following:

●	corporate organization;
●	organizational documents;
●	capitalization;
●	authority;
●	absence of conflicts with organizational documents, applicable laws or certain other agreements and required filings and consents;
●	compliance;
●	SEC filings, financial statements and compliance with Sarbanes-Oxley Act;
●	absence of certain changes or events;
●	absence of litigation;
●	approval of the board and the stockholders;
●	no prior operations of Merger Sub;
●	absence of broker fees;
●	the Trust Account;
●	employees;
●	taxes;

●	the listing of Class A Common Stock and Public Warrants;
●	estimate of Tailwind Transaction Expenses;
●	status as a non-foreign person; and
●	investigation and reliance.

Conduct of Business Pending the Merger

Nuburu has agreed that, prior to the Effective Time or the earlier termination of the Business Combination Agreement, it will conduct its business in the ordinary course of business. Nuburu has also agreed to use its commercially reasonable efforts to preserve substantially intact its current business organization, keep available the services of its current officers, key employees, and consultants, and preserve the existing relations with Nuburu customers, suppliers, and any other significant business relations.

In addition to the general covenants above, Nuburu has agreed that prior to the Effective Time, subject to specified exceptions (including the issuance by Nuburu of any Nuburu Notes in an amount not to exceed $50,000,000), it will not, without the written consent of Tailwind (which may not be unreasonably conditioned, withheld or delayed):

●	amend or otherwise change its certificate of incorporation or bylaws;
●	issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (a) any shares of any class of capital stock of Nuburu, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Nuburu, other than (1) the exercise or settlement of any Company Options, Company Warrants or Nuburu Notes, grants of Company Options or Company RSUs within the limits of the Company Option Plan share reserve and (2) the conversion of Company Preferred Stock in accordance with the Company Certificate of Incorporation; or (b) any material assets of Nuburu;
●	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;
●	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;
●	(a) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $5,000,000; or (b) incur any indebtedness for borrowed money in excess of $5,000,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except in the ordinary course of business;
●	(a) except in the ordinary course of business or as required by a plan, enter into any new, or materially amend any existing employment or severance or termination agreement with any director or executive officer of Nuburu, (b) enter into or amend any collective bargaining agreement or other labor agreements covering Nuburu’s employees, or (c) make any change to employee compensation, incentives or benefits after the filing of the registration statement of which this proxy statement/prospectus forms a part that would reasonably be expected to require an amendment or supplement to such registration statement under Law;
●	other than as required by law, by a plan or pursuant to employee benefit plans disclosed to Tailwind, grant any severance or termination pay to, any director or officer of Nuburu, other than in the ordinary course of business;

●	adopt, materially amend and/or terminate any material employee benefit plan except as may be required by law, as is necessary in order to consummate the Business Combination, or health and welfare plan renewals or modifications in the ordinary course of business;
●	materially amend other than reasonable and usual amendments in the ordinary course of business, with respect to accounting policies or procedures, other than changes that are made in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards or GAAP;
●	make any material tax election, amend a material tax return or settle or compromise any material United States federal, state, local or non-United States income tax liability;
●	materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any material contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of Nuburu material rights thereunder, in each case in a manner that is adverse to Nuburu, taken as a whole, except in the ordinary course of business;
●	intentionally permit any material item of Nuburu owned intellectual property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required to maintain each and every material item of Nuburu intellectual property; or
●	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Tailwind has agreed that, prior to the earlier of the Effective Time or the termination of the Business Combination Agreement, it will conduct its business, and cause Merger Sub to conduct its business, in the ordinary course of business consistent with past practice. In addition, Tailwind has agreed that prior to the Effective Time, subject to specified exceptions, it will not, and Merger Sub will not, without the written consent of Nuburu (which may not be unreasonably withheld, conditioned or delayed):

●	amend or otherwise change the organizational documents of Tailwind or the organizational documents of Merger Sub, or form any subsidiary of Tailwind other than the Merger Sub;
●	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the trust fund that are required pursuant to Tailwind’s organizational documents or in connection with the Preferred Stock Issuance;
●	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of the Tailwind Capital Stock or Tailwind Warrants except for redemptions from the trust fund that are required pursuant to the Tailwind organizational documents;
●	issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (a) any shares of any class of capital stock or other securities of Tailwind or Merger Sub, or (b) any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Tailwind or Merger Sub other than in connection with the Preferred Stock Issuance;
●	acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership or other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;
●	engage in any conduct in a new line of business or engage in any commercial activities (other than to consummate the Business Combination);

●	incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Tailwind or Merger Sub, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;
●	make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or law or pursuant to guidance issued by the SEC made subsequent to the date of the Business Combination Agreement, as agreed to by its independent accountants;
●	make any material tax election or settle or compromise any material United States federal, state, local or non-United States income tax liability;
●	liquidate, dissolve, reorganize or otherwise wind up the business and operations of Tailwind or Merger Sub;
●	amend the Trust Agreement or any other agreement related to the Trust Account; or
●	enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Additional Agreements

Proxy Statement; Registration Statement

As promptly as practicable after the execution of the Business Combination Agreement and receipt of the PCAOB Audited Financials, Tailwind and Nuburu agreed to prepare and file with the SEC this proxy statement/prospectus to be sent to the stockholders of Tailwind and to the stockholders of Nuburu as an information statement relating (a) with respect to Nuburu’s stockholders, the action to be taken by certain stockholders of Nuburu pursuant to the Written Consent and (b) with respect to Tailwind’s stockholders, the special meeting of Tailwind’s stockholders to be held to consider approval and adoption of the proposals.

Tailwind Stockholders’ Meetings; Merger Sub Stockholder’s Approval; Nuburu’s Stockholder’s Written Consent

Tailwind has agreed to call and hold the special meeting as promptly as practicable after the date on which the registration statement of which this proxy statement/prospectus forms a part becomes effective (no later than thirty days after the date on which this proxy statement/prospectus is mailed to the stockholders of Tailwind). Tailwind has agreed, through the Tailwind board of directors, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus and agreed to include the recommendation of the Tailwind board of directors in this proxy statement/prospectus.

Nuburu has agreed to solicit the Written Consent as soon as reasonably practicable after the registration statement of which this proxy statement/prospectus forms a part becomes effective, and in any event within 24 hours after it becomes effective. Nuburu has agreed to solicit the consent of its stockholders even if there has been an Adverse Recommendation Change (as defined below), unless the Business Combination Agreement has been terminated pursuant to its terms.

No Solicitation; Change in Recommendation

Under the terms of the Business Combination Agreement, Nuburu has agreed on behalf of itself and its subsidiaries not to (a) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Acquisition Proposal (as defined below), (b) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to an Acquisition Proposal, (c) enter into, engage in and maintain discussions or negotiations with respect to any Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, discussions or negotiations, (d) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Nuburu, (e) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (f) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Acquisition Proposal / a Nuburu Acquisition Agreement or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (g) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives to take any such action.

Nuburu also agreed that immediately following the execution of the Business Combination Agreement it shall cause its representatives to cease any solicitations, discussions or negotiations with any person or entity conducted prior to the Business Combination Agreement in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal.

Nuburu also agreed that it will promptly request each person that has prior to the date of the Business Combination Agreement executed a confidentiality agreement in connection with its consideration of acquiring Nuburu to return or destroy all confidential information furnished to such person by or on behalf of it prior to the date of the Business Combination Agreement.

Nuburu has agreed to promptly (and in any event within 24 hours) notify, Tailwind of the receipt of any Acquisition Proposal received after the date of the Business Combination Agreement, which notice shall identify the third party making such Acquisition Proposal include a summary of the material terms and conditions of any material developments, discussions or negotiations relating to such Acquisition Proposal as well as any modifications to such Acquisition Proposal.

Notwithstanding the restrictions set forth above, the Business Combination Agreement provides that, the Nuburu board of directors may participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal that the Nuburu board of directors reasonably believes, in good faith, after consultation with outside legal counsel, constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), and thereafter furnish to such third party non-public information related to Nuburu pursuant to a confidentiality agreement.

Except as set forth below, the Nuburu board of directors has agreed that neither it nor any of its committees shall (a)(i) fail to make, change, withdraw, withhold, amend, modify or qualify, or publicly propose to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to Tailwind, the Nuburu board of directors recommendation, or (ii) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the stockholders of Nuburu any Acquisition Proposal or Superior Proposal, (b) make any public statement inconsistent with the Nuburu board of directors recommendation, (c) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Adverse Recommendation Change”), or (d) authorize, cause or permit Nuburu or any of its respective representatives to enter into any Nuburu Acquisition Agreement. Notwithstanding the foregoing, prior to the receipt of the Written Consent, but not after, the Nuburu board of directors may make an Adverse Recommendation Change or cause Nuburu to terminate the Business Combination Agreement to enter into a Nuburu Acquisition Agreement, only if the Nuburu board of directors has reasonably determined in good faith, after consultation with its outside financial advisor and legal counsel, that (A) the failure to take such action would reasonably be expected to breach the Nuburu board of directors’ fiduciary duties under Law, and (B) that such Acquisition Proposal constitutes a Superior Proposal. Prior to taking such action, (1) Nuburu promptly notifies Tailwind, in writing, at least three Business Days (the “Nuburu Notice Period”) before making an Adverse Recommendation Change or entering into a Nuburu Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall (x) state expressly that Nuburu has received an Acquisition Proposal that the Nuburu board of directors intends to declare a Superior Proposal and that the Nuburu board of directors intends to make an Adverse Recommendation Change and/or Nuburu intends to enter into a Nuburu Acquisition Agreement, and (y) include a copy of the most current version of the proposed agreement relating to such Superior Proposal (which version shall be updated on a prompt basis), and a description of any financing commitments relating thereto; (2) Nuburu shall, and shall cause its representatives to, during the Nuburu Notice Period, negotiate with Tailwind in good faith in respect of adjustments in the terms and conditions of the Business Combination Agreement such that such Acquisition Proposal would cease to constitute a Superior Proposal, if Tailwind, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Nuburu Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Nuburu Notice Period shall be extended, if applicable, to ensure that at least two business days remains in the Nuburu Notice Period subsequent to the time Nuburu notifies Tailwind of any such material revision (it being understood that there may be multiple extensions)); and (3) following the end of such Nuburu Notice Period (as extended pursuant to the preceding clause (2)) the Nuburu board of directors determines in good faith, after consulting with outside financial advisor and legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Tailwind during the Nuburu Notice Period in the terms and conditions of the Business Combination Agreement.

Notwithstanding the restrictions set forth above, if, at any time prior to obtaining the Written Consent, the Nuburu board of directors determines in good faith, in response to an intervening event, after consultation with its outside legal counsel, that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties under Law, the Nuburu board of directors may, prior to obtaining the Written Consent, make an Adverse Recommendation Change, provided, however, that Nuburu will not be entitled to make, or agree or resolve to make, an Adverse Recommendation Change unless (i) Nuburu promptly notifies Tailwind in writing, at least three (3) business days (the “Intervening Event Notice Period”) advising Tailwind that the Nuburu board of directors proposes to take such action and containing the material facts underlying the Nuburu board of directors’ determination that an intervening event has occurred, and (ii) following the end of such Intervening Event Notice Period (subject to extension in the event of material developments), the Nuburu board of directors determines in good faith, after consulting with outside financial advisors and legal counsel, that the failure to make an Adverse Recommendation Change in response to such intervening event would be inconsistent with the Nuburu board of directors’ fiduciary duties. If requested by Tailwind, Nuburu shall, and shall cause its representatives to, during the Intervening Event Notice Period, negotiate with Tailwind in good faith to make such adjustments in the terms and conditions of the Business Combination Agreement so as to obviate the need for an Adverse Recommendation Change.

As used above:

●	“Acquisition Proposal” means any proposal or offer from any person or group of persons (other than Tailwind, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the assets of Nuburu or 10% or more of the total voting power of the equity securities of Nuburu, whether by way of merger, asset purchase, equity purchase or otherwise;
●	“Superior Proposal” means a bona fide, written Acquisition Proposal (other than a Nuburu deSPAC Proposal), not solicited, received, initiated or facilitated in violation of non-solicitation provisions of the Business Combination Agreement, involving (a) assets that generate more than 50% of the consolidated total revenues of Nuburu, (b) assets that constitute more than 50% of the consolidated total assets of Nuburu, or (c) more than 50% of the total voting power of the equity securities of Nuburu, in each case, that Nuburu board of directors (after consultation with outside legal counsel) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to Nuburu than the Business Combination after taking into account all such factors and matters deemed relevant in good faith by the Nuburu board of directors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the transactions contemplated thereby and after taking into account any changes to the terms of Business Combination Agreement irrevocably offered in writing by Tailwind in response to such Superior Proposal pursuant to the terms of the Business Combination Agreement. “Nuburu deSPAC Proposal” means any proposal or offer from any special purpose acquisition company relating to a merger or business combination in which such special purpose acquisition company (or its subsidiary) and Nuburu would be constituent parties.
●	“intervening event” means an event, circumstance, change, development, effect or occurrence (but specifically excluding any Acquisition Proposal or Superior Proposal) that was not known and was not reasonably foreseeable to Nuburu or the Nuburu board of directors as of the date of the Business Combination Agreement (or the consequences of which were not reasonably foreseeable to the Nuburu board of directors as of the date of the Business Combination Agreement), and that becomes known to Nuburu or the Nuburu board of directors after the date of the Business Combination Agreement.

Exclusivity

Tailwind has agreed that until the earlier of the Closing and the termination of the Business Combination Agreement, but only to the extent not inconsistent with the fiduciary duties of the Tailwind board of directors, to not, and to cause its representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any sale of any material assets of such party or any of the outstanding capital stock or any conversion, consolidation, liquidation, dissolution or similar transaction involving such party other than with the other parties to the Business Combination Agreement and their respective representatives (an “Alternative Transaction”), (ii) enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction. Tailwind has agreed that it shall, and shall cause its affiliates and their respective representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. If Tailwind or any of its affiliates or its or their respective representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then Tailwind or Nuburu, as applicable, shall promptly (and in no event later than 24 hours after it becomes aware of such inquiry or proposal) notify such person in writing that it is subject to an exclusivity agreement with respect to the Business Combination that prohibits such party from considering such inquiry or proposal, but only, in the case of Tailwind, to the extent not inconsistent with the fiduciary duties of the Tailwind board of directors.

Other Covenants and Agreements

The Business Combination Agreement contains other covenants and agreements, including covenants related to:

●	Nuburu and Tailwind providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;
●	Director and officer indemnification;
●	Prompt notification of certain matters;
●	Nuburu and Tailwind using reasonable best efforts to consummate the Business Combination;
●	Public announcement relating the Business Combination;
●	Agreement relating to the intended tax treatment of the Business Combination; and
●	Tailwind making disbursements from the Trust Account.

Conditions to Closing

Mutual

The obligations of Nuburu, Tailwind and Merger Sub to consummate the Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)	The Written Consent shall have been delivered to Tailwind;
(b)	The proposals shall have been approved and adopted by the requisite affirmative vote of the Tailwind stockholders in accordance with the Tailwind organizational documents and Law;
(c)	No governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting the Closing;
(d)	The registration statement of which this proxy statement/prospectus forms a part shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of such registration statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of such registration statement shall have been initiated or be threatened by the SEC; and
(e)	Tailwind shall have at least $5,000,001 of net tangible assets after giving effect to all holders of Class A Common Stock that properly demand redemption of their shares for cash or the shares of Tailwind Class A Common Stock not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

Tailwind and Merger Sub

The obligations of Tailwind and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where legally permissible) at or prior to the Closing of the following additional conditions:

(a)	The representations and warranties of Nuburu contained in the sections of the Business Combination Agreement titled “Organization and Qualification; Subsidiaries,” “Capitalization,” “Authority Relative to the Business Combination Agreement” and “Brokers” shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect,” each as defined in the Business Combination Agreement, or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Nuburu contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;
(b)	Nuburu shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;
(c)	No Company Material Adverse Effect with respect to clause (a) of the definition of “Company Material Adverse Effect” in the Business Combination Agreement shall have occurred between the date of the Business Combination Agreement and the Closing Date that is continuing;
(d)	Nuburu shall have delivered to Tailwind a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;
(e)	On or prior to the Closing, Nuburu shall have delivered to Tailwind a properly executed certification that shares of Nuburu Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which will be filed by Tailwind with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations;

Nuburu

The obligations of Nuburu to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)	The representations and warranties of Tailwind and Merger Sub contained in the sections of the Business Combination Agreement titled “Corporate Organization,” “Capitalization,” “Authority Relative to the Business Combination Agreement” and “Brokers” shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Tailwind and Merger Sub contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect,” each as defined in the Business Combination Agreement, or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a SPAC Material Adverse Effect;
(b)	Tailwind and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;
(c)	No SPAC Material Adverse Effect with respect to clause (a) of the definition of “SPAC Material Adverse Effect” in the Business Combination Agreement shall have occurred between the date of the Business Combination Agreement and the Closing Date that is continuing;
(d)	Tailwind shall have delivered to Nuburu a customary officer’s certificate (signed by the Chief Executive Officer of Tailwind), dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(e)	Other than those persons identified as continuing directors in accordance with the Business Combination Agreement, all members of the Tailwind board of directors shall have executed written resignations effective as of the Effective Time; and
(f)	The Tailwind Units, the Shares of Tailwind Class A Common Stock and the Tailwind Warrants shall have been continuously listed and trading on a Securities Exchange since September 9, 2020, the New Nuburu Common Stock to be issued in connection with the Transactions shall have been approved for listing on a Securities Exchange (subject only to official notice of issuance thereof), and there shall be no Action pending or threatened against Tailwind by the SEC to terminate the trading or listing of any securities of Tailwind. As used herein, “SPAC Material Adverse Effect” means any effect that, individually or in the aggregate with all other effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of Tailwind; or (b) prevent, materially delay or materially impede the performance by Tailwind or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law (including any COVID-19 Measures) or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which Tailwind operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19) or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) any actions taken or not taken by Tailwind as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including any redemptions by any stockholders of Tailwind); or (viii) any actions or failures to take action, in each case, which Nuburu has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of the foregoing clauses (i) through (iii), to the extent that the Tailwind is materially and disproportionately affected thereby as compared with other participants in the industries in which Tailwind operates.

We are not aware of any federal or state regulatory requirements that must be complied with or approval that must be obtained to consummate the Business Combination, other than filing a certificate of merger, a certificate of amendment to change Nuburu’s name to “Nuburu Subsidiary, Inc.”, the Post-Closing New Nuburu Certificate of Incorporation and the Certificate of Designations with the Secretary of State of the State of Delaware.

Termination

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the Nuburu Stockholders or Tailwind Stockholders, respectively, as follows:

(a)	By mutual written consent of Tailwind and Nuburu;
(b)	By Tailwind or Nuburu, if (i) the Effective Time shall not have occurred prior to March 9, 2023; provided, however, that the Business Combination Agreement may not be terminated by any party (A) that directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of a condition to the Merger on or prior to the Outside Date; or (B) against which any legal proceeding is brought by a party hereto for specific performance or injunctive or other forms of equitable relief in connection herewith (which prohibition on such party’s right to terminate the Business Combination Agreement shall continue throughout the pendency of such legal proceeding); (ii) any governmental authority in the United States has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making the consummation of the Business Combination, including the Merger, illegal or otherwise preventing or prohibiting the consummation of the Business Combination and the Merger; or (iii) any of the proposals fail to receive the requisite vote for approval at the special meeting;

(c)	By Nuburu if (i) there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Tailwind and Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Tailwind and Merger Sub shall have become untrue, in either case such that the conditions described in subsections (a) and (b) under the heading “Conditions to Closing — Nuburu” would not be satisfied (a “Terminating Tailwind Breach”); provided that Nuburu has not waived such Terminating Tailwind Breach and Nuburu is not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, however, that, if such Terminating Tailwind Breach is curable by Tailwind and Merger Sub, Nuburu may not terminate the Business Combination Agreement under the applicable section for so long as Tailwind and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Nuburu to Tailwind; or (ii) prior to the receipt of the Company stockholder approval, if the Nuburu board of directors authorizes Nuburu to enter into a definitive agreement with respect to a Superior Proposal and Nuburu enters into such definitive agreement with respect to such Superior Proposal and subject to the terms of the Business Combination Agreement relating to payment of the termination fee (as described below under “Termination Fee”); provided that the Company shall have complied in all material respects with all provisions of the Business Combination Agreement relating to its non-solicitation covenant (as described above under “No Solicitation; Change in Recommendation”);
(d)	By Tailwind if (i) the Nuburu board of directors or a committee thereof, prior to obtaining the Written Consent has made an Adverse Recommendation Change; (ii) Nuburu has failed to deliver the Written Consent to Tailwind within five Business Days after the registration statement of which this proxy statement/prospectus forms a part becomes effective; (iii) there is a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions described in subsections (a) and (b) under the heading “Conditions to Closing — Tailwind and Merger Sub” would not be satisfied (“Terminating Company Breach”); provided that Tailwind has not waived such Terminating Company Breach and Tailwind and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided further that, if such Terminating Company Breach is curable by Nuburu, Tailwind may not terminate the Business Combination Agreement under this provision for so long as Nuburu continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by Tailwind to Nuburu;
(e)	By Tailwind, within thirty days of the date of the Business Combination Agreement, based on Tailwind’s due diligence review of Nuburu (such right to terminate the agreement no longer being applicable as of the date of this proxy statement/prospectus, in light of the fact that Tailwind has waived this right on the basis of the completion of its due diligence review);.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party to the Business Combination Agreement, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

Termination Fee

In the event that the Business Combination Agreement is terminated by Nuburu pursuant to the termination provision of the Business Combination Agreement relating to Nuburu entering into a definitive agreement with respect to a Company Superior Proposal (as described in clause (c)(ii) under the heading “Termination” above), Nuburu shall pay or cause to be paid $15,000,000 (the “Termination Fee”) to Tailwind or its designee by wire transfer of same day funds within two Business Days of such termination to an account designated in writing by Tailwind (which account shall be designated by Tailwind upon written request to allow Nuburu to pay or cause to be paid the Termination Fee payable within the time period required). The Termination Fee shall be payable by Nuburu in the event of termination pursuant to the termination provision of the Business Combination Agreement relating to Nuburu entering into a definitive agreement with respect to a Company Superior Proposal (as described in clause (c)(ii) under the heading “Termination” above), but shall not be payable by Nuburu in the event of a valid termination by Nuburu pursuant to any other clause.

OTHER AGREEMENTS

Tailwind Sponsor Support Agreement

Tailwind and the Sponsor, concurrently with the execution and delivery of the Business Combination Agreement, entered into the Sponsor Support Agreement, pursuant to which the Sponsor agreed, among other things, (A) to vote (or execute and return an action by written consent), or cause to be voted at the Tailwind Special Meeting all of its Class B Common Stock or any other voting securities of Tailwind which it holds, owns, or is entitled to vote, in favor of the approval and adoption of the Business Combination Agreement and approval of the Business Combination, including the Merger, (B) not to redeem any of the Class B Common Stock pursuant to or in connection with any vote for the approval of any extension of the deadline for Tailwind to consummate its initial business combination, and (C) to forfeit the shares of New Nuburu Common Stock held by the Sponsor other than certain retained shares of Class B Common Stock equal to (i) (x) 2,000,000 shares in the aggregate, if the Post-Redemption Trust Amount is greater than $40,000,000 in the aggregate or (y) 1,500,000 shares in the aggregate, if the Post-Redemption Trust Amount is equal to or less than $40,000,000 in the aggregate, in either case, minus (ii) the Expense Excess Shares, if any. “Expense Excess Shares” means an amount of Class B Common Stock equal to the product of (i) two (2.0), multiplied by (ii) the quotient obtained by dividing (x) the excess, if any, of (A) the SPAC Forfeiture Expenses over (B) $6,000,000, by (y) ten dollars ($10). “SPAC Forfeiture Expenses” means all fees, expenses and disbursements incurred by or on behalf of Tailwind or Merger Sub in connection with the Business Combination or otherwise in connection with Tailwind’s operations, including in connection with any prior transactions pursued by Tailwind and all obligations (including principal and accrued but unpaid interest) for the payment of borrowed money, other than (i) expenses incurred by Tailwind and owed to Loop Capital Markets, Tigress and Cohen in their capacities as capital markets advisors in connection with the Business Combination, (ii) expenses incurred in obtaining a D&O Tail Policy and any directors and officers insurance premium with respect to the renewal of Tailwind’s D&O Policy, (iii) any reasonable and documented out-of-pocket fees and expenses incurred in connection with any third-party litigation threatened or commenced in connection with the Business Combination prior to the Closing and (iv) any other fees or expenses borne by Nuburu pursuant to Section 10.11 of the Business Combination Agreement. “Post-Redemption Trust Amount” means the aggregate amount of funds held in Tailwind’s Trust Account, to be held as available cash on the balance sheet of Tailwind following the redemption of Tailwind public shares. Because the Post-Redemption Trust Amount is expected to be less than $40,000,000 after taking into account the Extension Redemptions, the Sponsor is expected to retain 1,500,000 shares of Class B Common Stock after the consummation of the Business Combination. The Amendment to the Sponsor Support and Forfeiture Agreement clarified that the Sponsor would not forfeit shares by virtue of Tailwind’s incurrence of the Sponsor Loan.

In connection with the consummation of the transactions contemplated by the Business Combination Agreement, the Sponsor agrees that, upon and subject to the occurrence of the Closing, the Sponsor shall automatically cancel, without any further action by the Sponsor or any other Person, all of the Private Placement Warrants that are held by the Sponsor. The Sponsor also waived, for no consideration, its right to receive the Preferred Stock Issuance, other than with respect to 1,000,000 shares of New Nuburu Series A Preferred Stock.

A copy of each of the Sponsor Support Agreement and the Amendment to Sponsor Support and Forfeiture Agreement is filed with this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement and Amendment to Sponsor Support and Forfeiture Agreement is qualified in its entirety by reference thereto.

Tailwind Sponsor Letter Agreement Amendment

Tailwind, on the one hand, and the Sponsor and the Insiders, on the other hand, are parties to the Sponsor Letter Agreement. In connection with the Business Combination Agreement, the Form Amendment was agreed upon. The Sponsor Letter Agreement Amendment entered into on November 22, 2022 supersedes the Form Amendment and amends and restates the lock-up restrictions under the Sponsor Letter Agreement to provide that the Insiders shall not transfer any Founder Shares (as defined therein) (A) if the completion of an initial Business Combination occurs prior to March 30, 2023, until the earliest of (i) nine (9) months following the completion of an initial Business Combination and (ii) September 30, 2023 and (B) if the completion of an initial Business Combination occurs on or after March 30, 2023, six (6) months following the completion of an initial Business Combination; provided that transfers of Tailwind’s securities following the Closing will be permitted to the extent (i) the proceeds from any such transfer are used by the Sponsor to repay the Sponsor Debt (as defined therein) and/or (ii) any such transfer itself constitutes repayment of the Sponsor Debt pursuant to the terms thereof. The amendments set forth in the Sponsor Letter Agreement Amendment will be effective immediately following the Closing.

A copy of the Sponsor Letter Agreement Amendment is filed with this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement Amendment is qualified in its entirety by reference thereto.

Stockholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, Tailwind, Nuburu, and certain stockholders of Nuburu entered into the Stockholder Support Agreement, pursuant to which such stockholders of Nuburu have agreed to, among other things, vote all of their shares of Nuburu Common Stock and Nuburu Preferred Stock in favor of the Business Combination Agreement and the Business Combination, including the Merger, and to waive all of their right in respect of the Preferred Stock Issuance (other than with respect to any shares underlying the Company Notes). The Nuburu stockholders party to the Stockholder Support Agreement own a sufficient amount of outstanding Nuburu stock, collectively, to approve the Business Combination Agreement and the Business Combination if they vote for approval of such transactions, even if every other Nuburu stockholder votes against such transactions.

A copy of the Stockholder Support Agreement is filed with this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference thereto.

Written Consent

Pursuant to the terms of the Business Combination Agreement, Nuburu shall seek the irrevocable written consent of the Nuburu stockholders required to approve and adopt of the Business Combination Agreement under the Nuburu certificate of incorporation as soon as reasonably practicable after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and in any event within five business days after this the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. Pursuant to the terms of the Stockholder Support Agreement (described above), certain stockholders of Nuburu have agreed, pursuant to the terms of the Stockholder Support Agreement, to execute and deliver the Written Consent promptly, and in any case within 24 hours, after Nuburu requests such delivery.

By virtue of executing and delivering the Written Consent, the Nuburu stockholders party thereto will irrevocably and unconditionally waive their right to participate in the Preferred Stock Issuance with respect to each share of New Nuburu Common Stock held by such stockholder (other than with respect to any shares of New Nuburu Common Stock received through the conversion of any Company Notes). As of the date of this proxy statement/prospectus, Nuburu stockholders entitled to receive approximately 98% of the aggregate merger consideration issuable to Nuburu stockholders have signed the Stockholder Support Agreement and therefore have a contractual obligation to waive their right to participate in the Preferred Stock Issuance. Although Nuburu will also solicit Written Consents from the remaining Nuburu stockholders, there is no guarantee that such stockholders will execute and deliver the Written Consent and, accordingly, there is no guarantee that shares of Series A Preferred Stock will not be issued to such stockholders as a result of the Preferred Stock Issuance.

Registration Rights and Lock-up Agreement

Concurrently with the execution of the Business Combination Agreement, Tailwind and the Holders (as defined in the Registration Rights and Lock-Up Agreement) entered into the Registration Rights and Lock-Up Agreement, which amends and restates in its entirety the Registration and Stockholder Rights Agreement between Tailwind and the Sponsor, dated September 9, 2020.

Pursuant to the terms of the Registration Rights and Lock-Up Agreement, Tailwind will be obligated to file a registration statement to register the resale of certain shares of New Nuburu Common Stock held by the Holders (as defined in the Registration Rights and Lock-Up Agreement). Further, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders (as defined in the Registration Rights and Lock-Up Agreement) holding at least a majority in interest of the then-outstanding number of Registrable Securities (as such term is defined in the Registration Rights and Lock-Up Agreement) held by all New Holders (as defined in the Registration Rights and Lock-Up Agreement), may demand at any time or from time to time, that New Nuburu file a registration statement on Form S-1 or Form S-3 to register certain shares of New Nuburu Common Stock held by such Holders (as defined in the Registration Rights and Lock-Up Agreement). The Registration Rights and Lock-Up Agreement will also provide the Holders (as defined in the Registration Rights and Lock-Up Agreement) with “piggy-back” registration rights, subject to certain requirements and customary conditions.

In addition, subject to certain exceptions, each Holder (as defined in the Registration Rights and Lock-Up Agreement (which does not include Anzu Partners)) shall not Transfer any Restricted Securities (each as defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder until the end of the Lock-up Period applicable to such Holder. “Lock-up Period” shall mean:

(a)For the “Nuburu Holders” (as so listed in Schedule A to the Registration Rights and Lock-Up Agreement) and the Anzu SPVs, the period beginning on the Closing Date and ending on the earliest of: (i) the date that is 180 days from the Closing Date, (ii) if the volume weighted-average price (“VWAP”) of the New Nuburu Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, or (iii) such date on which New Nuburu completes a liquidation, merger, stock exchange or other similar transaction that results in all of New Nuburu’s stockholders having the right to exchange their shares of New Nuburu Common Stock for cash, securities or other property; and
(b)for the persons designated as “Founder Holders” on Schedule A of the Registration Rights and Lock-Up Agreement (the “Founder Holders”), the period beginning on the Closing Date and ending on the earliest of: (i) the date that is four (4) years from the Closing Date, (ii) (A) for 25% of the Restricted Securities (as defined in the Registration Rights and Lock-Up Agreement) held by each Founder Holder and their respective permitted transferees, the date that is 180 days from the Closing Date or if the VWAP of the New Nuburu Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 150 days after the Closing Date, the date that is 150 days from the Closing Date, (B) for an additional 25% of the Restricted Securities (as defined in the Registration Rights and Lock-Up Agreement) held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price (as defined in the Registration Rights and Lock-Up Agreement) of the New Nuburu Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, (C) for an additional 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the New Nuburu Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date, and (D) for the remaining 25% of the Restricted Securities held by each Founder Holder and their respective permitted transferees, the date on which the Closing Price of the New Nuburu Common Stock equals or exceeds $17.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least one (1) year after the Closing Date; or (iii) such date on which New Nuburu completes a liquidation, merger, stock exchange or other similar transaction that results in all of New Nuburu’s stockholders having the right to exchange their shares of New Nuburu Common Stock for cash, securities or other property; provided, that, for the avoidance of doubt, the Lock-up Period for any Restricted Securities for which the Lock-up Period has not ended on the fourth-year anniversary of the Closing Date shall end on the fourth-year anniversary of the Closing Date.

Notwithstanding the foregoing, (i) a Holder (as defined in the Registration Rights and Lock-Up Agreement) may transfer any shares of Converted Common Stock (as such term is defined in the Registration Rights and Lock-Up Agreement) beneficially owned or owned of record by such Holder at any time if the sale price of the Converted Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP (as defined in the Registration Rights and Lock-Up Agreement) per share of New Nuburu Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), and (ii) an Anzu SPV may transfer any shares of New Nuburu Common Stock received by such Holder at the effective time as aggregate common stock merger consideration that are beneficially owned or owned of record by such Anzu SPV at any time if the sale price of the New Nuburu Common Stock at which the transfer occurs (x) exceeds the 10-day VWAP (as defined in the Registration Rights and Lock-Up Agreement) per share of New Nuburu Common Stock, and (y) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

Holders of Company Warrants party to the Registration Rights and Lock-Up Agreement are not subject to a Lock-up Period.

On November 22, 2022, Tailwind and certain other parties entered into an amendment to that certain Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among Tailwind and the Holders (as defined therein). The Amendment to Registration Rights and Lock-Up Agreement amends the original Registration Rights and Lock-Up Agreement to, among other things, (a) exclude from the definition of “Restricted Securities” shares of Tailwind’s securities transferred in connection with the repayment of such loans to those individuals from whom the Sponsor borrowed funds in connection with the Sponsor Loan; (b) expand the definition of “Original Holder” to include those individuals from whom the Sponsor borrowed funds in connection with the Sponsor Loan; (c) expand the scope of “Permitted Transfers” to include any Common Stock to be issued to the Anzu Holders at the Effective Time as merger consideration pursuant to the Business Combination Agreement (each as defined in the Registration Rights and Lock-Up Agreement); and (d) make such other amendments as set forth in the Amendment to Registration Rights and Lock-Up Agreement. The amendments set forth in the Amendment to Registration Rights Agreement will be effective immediately following the Closing.

A copy of each of the Registration Rights and Lock-Up Agreement and the Amendment to Registration Rights and Lock-Up Agreement is filed with this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Registration Rights and Lock-Up Agreement and the Amendment to Registration Rights and Lock-Up Agreement is qualified in its entirety by reference thereto.

Preferred Stock Sale Option Agreement

Concurrently with the execution and delivery of the Registration Rights and Lock-Up Agreement, Tailwind and the Anzu SPVs have entered into the Sale Option Agreement. Pursuant to the terms of the Sale Option Agreement, in the event an Anzu SPV transfers any shares of New Nuburu Common Stock beneficially owned or owned of record by such holder prior to the expiration of the lock-up period applicable to such holder in a Permitted Transfer (as defined therein), such holder must notify New Nuburu of the Permitted Transfer, whereupon, New Nuburu has the right, but not the obligation, to cause such holder to use up to 2/3 of the gross proceeds of the Permitted Transfer to purchase New Nuburu Series A Preferred Stock from New Nuburu at a price equal to $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

On November 22, 2022, Tailwind and certain other parties entered into an Amendment to Preferred Stock Sale Option Agreement that, among other things, amends the parties to the original Sale Option Agreement, which such amendment will be effective immediately following the Closing.

On November 28, 2022, Tailwind and certain other parties entered into a Second Amendment to Preferred Stock Sale Option Agreement that, among other things restricts the ability of the Anzu SPVs to transfer (i) any shares of New Nuburu Series A Preferred Stock that was acquired by such Anzu SPV pursuant to the Company’s exercise of the Option, and (ii) any shares of New Nuburu Common Stock to be issued to such Anzu SPV as a result of any conversion of any shares of New Nuburu Series A Preferred Stock referred to in the foregoing clause (i), until the earliest of (A) December 29, 2023, (B) the date that the aggregate number of shares of New Nuburu Common Stock sold under the 10b5-1 Sales Plan results in no remaining shares of New Nuburu Common Stock being available for Tigress to sell under the plan with respect to such Anzu SPV or (C) the termination of the 10b5-1 Sales Plan with respect to such Anzu SPV. Each of the Anzu SPVs has agreed in the Sale Option Agreement not to sell any shares of New Nuburu Series A Preferred Stock which it may be required by the Company to purchase pursuant to the Sale Option Agreement or any shares of New Nuburu Common Stock issued upon conversion thereof, absent consent of the Company or for certain related party transfers, gifts or transfers to the Company or certain related parties, while the 10b5-1 Sales Plan is in effect with respect to such Anzu SPV, unless (x) an announcement of a bona fide tender or exchange offer is made by a person other than (A) the Anzu SPVs or (B) an affiliate of the Anzu SPVs where such affiliation does not arise with or through New Nuburu with respect to the New Nuburu Common Stock or New Nuburu Series A Preferred Stock or (y) a public announcement is made by New Nuburu or a person controlled by New Nuburu with respect to a bona fide merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of New Nuburu as a result of which the New Nuburu Common Stock or New Nuburu Series A Preferred Stock will be exchanged for or converted into shares of another company. The Second Amendment to Preferred Stock Sale Option Agreement also provides that New Nuburu will request the board of directors of New Nuburu, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, to adopt one or more resolutions consistent with the interpretive guidance of the SEC designed to cause each acquisition of shares of New Nuburu Series A Preferred Stock by the Anzu SPVs pursuant to the Sale Option Agreement to be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder to the extent consistent with applicable law.

A copy of each of the Sale Option Agreement, the Amendment to Preferred Stock Sale Option Agreement and the Second Amendment to Preferred Stock Sale Option Agreement is filed with this proxy statement/prospectus and is incorporated herein by reference, and the foregoing descriptions of the Sale Option Agreement, the Amendment to Preferred Stock Sale Option Agreement and the Second Amendment to Preferred Stock Sale Option Agreement are qualified in their entirety by reference thereto.

Anzu Designee Letter Agreement

On November 28, 2022, Nuburu, Tailwind and Anzu Partners entered into the Anzu Designee Letter Agreement that, among other things provides that Tailwind and Nuburu will use their respective reasonable best efforts to cause Daniel Hirsch (or, if Mr. Hirsch is unable to serve as a director of Tailwind at the Effective Time, then another representative designated by Anzu Partners in writing and reasonably acceptable to Nuburu) to be a member of the board of directors of New Nuburu as a Class III director pursuant to Section 2.05(b) and Section 7.15(a) of the Business Combination Agreement (such representative, the “Anzu Representative”). In addition, following the Effective Time, in connection with any vacancy caused by the departure of the Anzu Representative from the board of directors of New Nuburu (unless Anzu Partners declines in writing to designate a successor nominee), New Nuburu shall cause such vacancy to be filled by one designee of Anzu Partners (to be selected by Anzu Partners, with notice of such selection to be delivered in writing to New Nuburu, and reasonably acceptable to New Nuburu). The foregoing obligation automatically terminates at the close of business on the day on which the initial term of the Class III directors ends, which is expected to be in the second quarter of 2025.

A copy of the Anzu Designee Letter Agreement is filed with this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Anzu Designee Letter Agreement is qualified in its entirety by reference thereto.

Lincoln Park Purchase Agreement and Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, Tailwind, Nuburu and Lincoln Park have concurrently entered into the Lincoln Park Purchase Agreement to establish a committed funding agreement. In conjunction with the entry into such agreement, Tailwind, Nuburu and Lincoln Park have also entered into a Registration Rights Agreement.

Pursuant to the terms of the Lincoln Park Purchase Agreement, following consummation of the Merger and upon satisfaction of the conditions set forth in the Lincoln Park Purchase Agreement, including the effectiveness of a registration statement covering the resale of any shares of New Nuburu Common Stock issued to Lincoln Park under the Lincoln Park Purchase Agreement, New Nuburu has the right, but not the obligation, to direct Lincoln Park to purchase certain amounts of New Nuburu Common Stock up to an aggregate of $100 million over the term of the agreement as follows: by delivering a notice (the “Regular Purchase Notice”) to purchase up to three hundred fifty thousand dollars ($350,000) of New Nuburu Common Stock (the “Regular Purchase Share Limit”), at the lower of (a) the lowest trading price of the New Nuburu Common Stock on the Principal Market (as defined in the Lincoln Park Purchase Agreement) on the date of purchase and (b) the arithmetic average of the three (3) lowest closing sales prices of the New Nuburu Common Stock on the Principal Market during the 10 business days ending on the business day immediately preceding the date of purchase; provided, however, that (i) the Regular Purchase Share Limit shall be increased to up to five hundred thousand dollars ($500,000) of New Nuburu Common Stock if the closing price of the New Nuburu Common Stock on the Principal Market is not below $5.00 on the date of purchase (as appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction), (ii) the Regular Purchase Share Limit shall be increased to up to seven hundred fifty thousand dollars ($750,000) of New Nuburu Common Stock if the closing price of the New Nuburu Common Stock on the Principal Market is not below $10.00 on the date of purchase (as appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction), and (iii) the Regular Purchase Share Limit shall be increased to up to one million dollars ($1,000,000) of New Nuburu Common Stock if the closing price of the New Nuburu Common Stock on the Principal Market is not below $12.50 on the date of purchase. New Nuburu may direct Lincoln Park to make such purchases as often as every business day so long as (x) the closing price of the New Nuburu Common Stock is not less than $1.00 (as adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction, in which case the price shall mean the lower of such price and $1.00), and (y) New Nuburu has not failed to deliver freely tradeable shares of New Nuburu Common Stock for all other purchases under the Lincoln Park Purchase Agreement. Any such purchase made as described in this paragraph shall be referred to as a “Regular Purchase.”

In addition to Regular Purchases, following consummation of the Merger and upon satisfaction of the conditions set forth in the Lincoln Park Purchase Agreement including the effectiveness of a registration statement covering the resale of any shares of New Nuburu Common Stock, on the same business day as a Regular Purchase Notice is delivered to Lincoln Park, New Nuburu has the right, but not the obligation, to direct Lincoln Park to purchase additional shares of New Nuburu Common Stock (an “Accelerated Purchase”) in an amount equal to the Accelerated Purchase Share Amount (as hereinafter defined) at a price equal to ninety-five percent (95%) of the lower of (i) the VWAP for the period beginning at 9:30:01 a.m., Eastern Time, on the applicable date of purchase, or such other time publicly announced by the Principal Market (as defined in the Lincoln Park Purchase Agreement) as the official open of trading on such market on such date, and ending at the earlier of (A) 4:00 p.m., Eastern Time, on such date, (B) such time, from and after the time requested for such purchase, that the total number (or volume) of shares of New Nuburu Common Stock traded on the Principal Market (as defined in the Lincoln Park Purchase Agreement) has exceeded that number of shares of New Nuburu Common Stock equal to the applicable Accelerated Purchase Share Amount (as hereinafter defined), divided by 20%, and (C) such time that the sale price on the Principal Market on such date has fallen below any minimum per share price threshold set forth in the applicable notice from New Nuburu, and (ii) the closing sale price of the New Nuburu Common Stock on such date of purchase. The “Accelerated Purchase Share Amount” means the number of shares of New Nuburu Common Stock not exceeding the lesser of (a) 300% of the number of shares of New Nuburu Common Stock directed by New Nuburu to be purchased by Lincoln Park pursuant to the corresponding Regular Purchase Notice for the corresponding Regular Purchase, and (b) an amount equal to (x) 20% multiplied by (y) the total number of shares of New Nuburu Common Stock traded on the Principal Market during the period on the applicable purchase date beginning at the time on the date of such purchase that trading of such shares commences and ending at the time at which the sale price for such shares of New Nuburu Common Stock has fallen below any minimum share price threshold set forth in the purchase notice provided by New Nuburu.

In addition to Regular Purchases and Accelerated Purchases, following consummation of the Merger and upon satisfaction of the conditions set forth in the Lincoln Park Purchase Agreement including the effectiveness of a registration statement covering the resale of any shares of New Nuburu Common Stock, New Nuburu shall also have the right, but not the obligation, to direct Lincoln Park to purchase additional shares of New Nuburu Common Stock (an “Additional Accelerated Purchase”) in an amount equal to the Additional Accelerated Purchase Share Amount (as hereinafter defined) at a price equal to ninety-five percent (95%) of the lower of (i) the VWAP for the period on the applicable date of purchase beginning (the “Additional Accelerated Purchase Commencement Time”) at the latest of (A) the time at which the sale price for any corresponding Accelerated Purchase has fallen below any minimum share price threshold set forth in the purchase notice provided by New Nuburu for such Accelerated Purchase, (B) the applicable Additional Accelerated Purchase Termination Time with respect to the most recently completed prior Additional Accelerated Purchase on such date, as applicable, and (C) the time at which all shares of New Nuburu Common Stock subject to any prior Regular Purchases. Accelerated Purchases and Additional Accelerated Purchases (including those effected on the same business day) have been received by Lincoln Park and are freely tradeable, and ending (the “Additional Accelerated Purchase Termination Time”) on the earliest of (X) 4:00 p.m. Eastern Time on such date or such other time publicly announced by the Principal Market (as defined in the Lincoln Park Purchase Agreement) as the official close of trading on such date, (Y) such time that the total number (or volume) of shares of New Nuburu Common Stock traded on the Principal Market (as defined in the Lincoln Park Purchase Agreement) has exceeded the number of shares of New Nuburu Common Stock equal to the amount of shares to be purchased pursuant to the applicable request by New Nuburu hereunder divided by 20%, and (Z) such time that the sale price for the New Nuburu Common Stock on the Principal Market has fallen below any minimum share price threshold set forth in the applicable purchase notice provided by New Nuburu. The “Additional Accelerated Purchase Share Amount” means the number of shares of New Nuburu Common Stock directed by New Nuburu to be purchased by Lincoln Park which shall not exceed the lesser of (1) 300% of the number of shares of New Nuburu Common Stock directed by New Nuburu to be purchased by Lincoln Park as a Regular Purchase on such date, and (2) an amount equal to 20% multiplied by the total number of shares of New Nuburu Common Stock traded on the Principal Market (as defined in the Lincoln Park Purchase Agreement) during the period on such date beginning at the Additional Accelerated Purchase Commencement Time for such Additional Accelerated Purchase and ending at the Additional Accelerated Purchase Termination Time for such Additional Accelerated Purchase.

Notwithstanding anything to the contrary in the Lincoln Park Purchase Agreement, Lincoln Park shall not be required to purchase or acquire any shares of New Nuburu Common Stock under the Lincoln Park Purchase Agreement which would, when aggregated with all other shares of New Nuburu Common Stock beneficially owned by Lincoln Park and its affiliates, result in the beneficial ownership by Lincoln Park and its affiliates of more than 9.99% of the then issued and outstanding shares of New Nuburu Common Stock.

In consideration for entering into the Lincoln Park Purchase Agreement, New Nuburu is required to issue to Lincoln Park, on the date of the Closing, 200,000 shares of New Nuburu Common Stock at $10.00 per share, and on the date that is 30 days after the Closing, a number of shares equal to Two Million Dollars ($2,000,000) divided by the lesser of (x) $10.00 per share or (y) the average closing price of the New Nuburu Common Stock for the ten (10) consecutive business days prior to the date that is 30 days after the closing of the Merger, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share.

Pursuant to the terms of the Registration Rights Agreement, within 30 days of the Closing, New Nuburu shall file with the SEC a new registration statement covering the resale of any shares of New Nuburu Common Stock purchased or otherwise acquired by Lincoln Park under the terms of the Lincoln Park Purchase Agreement.

The proceeds received by New Nuburu from Lincoln Park under the Lincoln Park Purchase Agreement may be used for any corporate purpose at the sole discretion of New Nuburu. New Nuburu is further prohibited for a period of 48 months from effecting or entering into an agreement to effect any issuance by New Nuburu or any of its subsidiaries of New Nuburu Common Stock involving an “equity line of credit” or substantially similar transaction whereby an investor is irrevocably bound to purchase securities over a period of time from New Nuburu at a price based on the market price of the New Nuburu Common Stock at the time of purchase. The Purchase Agreement shall automatically terminate on earlier of (i) the date that New Nuburu sells shares of New Nuburu Common Stock to Lincoln Park in an aggregate amount of $100,000,000, (ii) the date that the Business Combination Agreement is terminated, (iii) March 9, 2023 if the Merger is not consummated and (iv) the date that is 48 months from the Commencement Date (as defined in the Lincoln Park Purchase Agreement). The Purchase Agreement may also be terminated in certain circumstances, including in connection with a bankruptcy filing by New Nuburu, or at any time after the Closing by New Nuburu.

A copy of the Lincoln Park Purchase Agreement and the Registration Rights Agreement are filed with this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Lincoln Park Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference thereto.

Company Notes

The Business Combination Agreement provides Nuburu with the ability to raise up to $50.0 million in Company Notes prior to the Effective Time without the consent of Tailwind.

In multiple closings over the course of March and August 2022, Nuburu issued and sold Company Notes with aggregate gross proceeds of $5.3 million and Nuburu may issue additional Company Notes prior to Closing. Pursuant to their terms, the Company Notes accrue interest at a rate of 8% per annum. Unless earlier repaid or converted pursuant to their terms, the outstanding principal amount of and all accrued and unpaid interest on the Company Notes (the “Conversion Amount”) shall, immediately prior to the consummation of the Business Combination, automatically convert into that number of shares of Nuburu Common Stock that would, upon consummation of the Business Combination, receive a number of New Nuburu Common Stock equal to (x) the Conversion Amount divided by (y) $8.50. Each share of New Nuburu Common Stock converted in this manner is included in the Aggregate Common Stock Merger Consideration being issued to Nuburu equityholders.

In addition, each share of New Nuburu Common Stock issued in respect of Company Notes shall be entitled to participate in the Preferred Stock Issuance. As such, assuming that Nuburu does not issue any additional Company Notes in excess of the $5.3 million that have been issued as of the date of this proxy statement/prospectus and that the Closing occurs on September 30, 2022 an amount of 625,772 shares of Series A Preferred Stock in the aggregate (such amount being the sum of $5.3 million principal amount of and the accrued and unpaid interest on the Company Notes through such date, divided by $8.50) would be issued to the holders of the Company Notes. If any additional Company Notes are issued after the date of this proxy statement/prospectus, or if additional months of interest accrue on the Company Notes, then additional shares of New Nuburu Common Stock would be issued to the holders of the Company Notes and, by virtue of the Preferred Stock Issuance, an equal additional amount of shares of Series A Preferred Stock would be issued to the holders of the Company Notes.

Nuburu’s management is currently considering issuing additional Company Notes in the amount of up to $10 million prior to the Closing, but Nuburu is under no obligation to do so and may opt to issue more or less than that amount or no additional Company Notes at all.

The Sponsor Note

On September 7, 2022, Tailwind held the “Extension Meeting, at which Tailwind’s stockholders voted to approve the Extension Amendment. In connection with the approval of the Extension Amendment, Tailwind issued the Sponsor Note to the Sponsor, and the Sponsor (or one or more of its affiliates, members or third-party designees) provided the Extension Loan to Tailwind. The Sponsor Note does not bear interest and matures upon closing of Tailwind’s initial business combination. In the event that Tailwind does not consummate a business combination, the Sponsor Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Sponsor Note have been deposited in the Trust Account in connection with the Extension Amendment. The Sponsor Note may be converted, in whole or in part, at the option of the lender into warrants of Tailwind at a price of $1.00 per warrant, which warrants will be identical to the Private Placement Warrants issued to the Sponsor at the time of the Tailwind IPO. See “Tailwind Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions — Extension Loan.”

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Holders of Tailwind common stock are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Merger. Tailwind stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “The Business Combination” and “The Business Combination Agreement” in this proxy statement/prospectus for additional information regarding the merger and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Tailwind may consummate the Business Combination only if it is approved by the affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present.

Vote Required for Approval

The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Business Combination Proposal.

An abstention or failure to submit a proxy or to vote online at the Tailwind Special Meeting or a broker non-vote will have no effect on the Business Combination Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote. Notwithstanding the approval of the Business Combination Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Business Combination Proposal will not be effected.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), the Business Combination Proposal will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote its shares in favor of the Business Combination Proposal. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

Recommendation of the Tailwind Board of Directors

TAILWIND’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, Tailwind is asking its stockholders to approve the adoption of the Post-Closing New Nuburu Certificate of Incorporation in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of Tailwind’s board of directors, is necessary to adequately address the needs of New Nuburu following the consummation of the Business Combination.

The following is a summary of the key changes between the Pre-Closing Tailwind Certificate of Incorporation and the Post-Closing New Nuburu Certificate of Incorporation. This summary is qualified by reference to the complete text of the Post-Closing New Nuburu Certificate of Incorporation. All stockholders are encouraged to read the Post-Closing New Nuburu Certificate of Incorporation in its entirety for a more complete description of its terms.

●	Name Change. Change the corporate name from “Tailwind Acquisition Corp.” to “Nuburu, Inc.” as of the Closing;
●	Authorized Share Capital. Change the total number of shares of all classes of authorized capital stock from 551,000,000 shares of common stock, consisting of 500,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock and 1,000,000 shares of preferred stock, to 300,000,000 shares of common stock, consisting of 250,000,000 shares of common stock and 50,000,000 shares of preferred stock;
●	Dual-Class Capital Structure. Eliminate Class B Common Stock and any rights of holders thereof;
●	Amendment. Provide that the affirmative vote of two-thirds of the total voting power of all the then outstanding shares of stock, shall be required to amend or repeal Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the Post-Closing New Nuburu Certificate of Incorporation;
●	Blank Check Company. Remove the provisions under Article IX (Business Combination Requirements; Existence) relating to Tailwind’s status as a blank check company; and
●	Corporate Opportunity. Remove the provisions under Article X (Corporate Opportunity) relating to the application of the doctrine of corporate opportunity. Although Tailwind had previously waived the corporate opportunities doctrine, this did not impact Tailwind’s search for an acquisition target.

Reasons for the Amendments

The following is a summary of the reasons for the key changes effected by the Charter Proposal:

●	Name Change. Changing the post-combination corporate name from “Tailwind Acquisition Corp.” to “Nuburu, Inc.” is desirable to reflect the Business Combination and to more closely align the name of the publicly traded entity with the name of the existing operating business;
●	Authorized Share Capital. The Pre-Closing Tailwind Certificate of Incorporation authorizes (a) 550,000,000 shares of common stock, consisting of 500,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of preferred stock. This Proposal No. 2 provides that New Nuburu will be authorized to issue 300,000,000 shares, consisting of 250,000,000 shares of common stock and 50,000,000 shares of preferred stock. Upon the elimination of the blank check provisions in the Pre-Closing Tailwind Certificate of Incorporation, Tailwind’s board determined that there was no longer a need to continue with two (2) series of common stock and that it was desirable to reduce the number of shares of authorized common stock. Therefore, this Proposal No. 2 eliminates the Class B Common Stock and reduces the number of shares of authorized common stock;
●	Dual-Class Capital Structure. The Pre-Closing Tailwind Certificate of Incorporation contains provisions regarding the conversion of Class B Common Stock and anti-dilution protections in respect of Class B Common Stock. The Pre-Closing Tailwind Certificate of Incorporation also requires the affirmative vote of the holders of a majority of the shares of Class B Common Stock in order to make any amendment that would alter or change the powers, preferences or other rights of the holders of Class B Common Stock. The Post-Closing New Nuburu Certificate of Incorporation eliminates Class B Common

Stock and any rights of holders thereof. Following the merger, the protections afforded the Class B Common Stock while Tailwind was a special purpose acquisition company will no longer be necessary. Tailwind’s board of directors believes that the provisions relating to the Class B Common Stock will no longer be relevant to New Nuburu and should be eliminated;
●	Amendment. Under the Pre-Closing Tailwind Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend the bylaws or certificate of incorporation provisions (other than the requirement that any amendment to Article IX of the Certificate of Incorporation (Business Combination Requirements; Existence) prior to the consummation of the initial “business combination” be approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of Tailwind common stock). The Post-Closing New Nuburu Certificate of Incorporation requires the affirmative vote of two-thirds of the total voting power of all the then outstanding shares of stock, shall be required to amend or repeal Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the Post-Closing New Nuburu Certificate of Incorporation. The amendment is intended to protect certain key provisions of the Post-Closing New Nuburu Certificate of Incorporation from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders;
●	Blank Check Company. The amendment will eliminate provisions specific to Tailwind’s status as a blank check company that will serve no purpose following the consummation of the Business Combination; and
●	Corporate Opportunity. The removal of the corporate opportunity doctrine provisions would ensure that directors, officers and controlling stockholders will not be able to take advantage of opportunities beneficial to New Nuburu for themselves without first disclosing the opportunity to the New Nuburu board of directors and giving the New Nuburu board of directors the opportunity to decline the opportunity on behalf of New Nuburu.

Vote Required for Approval

The approval of the Charter Proposal requires the affirmative vote of a majority of the Tailwind common stock outstanding, voting together as a single class at a meeting at which a quorum is present, and the affirmative vote by the holders of a majority of the shares of Class B Common Stock outstanding, voting as a separate class.

An abstention or failure to submit a proxy or to vote online at the Tailwind Special Meeting or a broker non-vote will have the same effect as a vote “AGAINST” the Charter Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. If the Business Combination Proposal is not approved, the Charter Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), the Charter Proposal will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote its shares in favor of the Charter Proposal. See “Other Agreements  — Tailwind Sponsor Support Agreement” for more information.

A copy of the Post-Closing New Nuburu Certificate of Incorporation, as will be in effect assuming approval of the Charter Proposal and upon consummation of the merger and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex B.

Recommendation of the Tailwind Board of Directors

TAILWIND’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE CHARTER PROPOSAL.

PROPOSAL NO. 3 — ADVISORY CHARTER PROPOSALS

The following table sets forth a summary of the principal changes proposed to be made between the Pre-Closing Tailwind Certificate of Incorporation and the proposed Post-Closing New Nuburu Certificate of Incorporation. This summary is qualified by reference to the complete text of the Post-Closing New Nuburu Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B. In accordance with SEC guidance, these proposals are being presented separately and will be voted upon on a non-binding advisory basis. In the judgment of the Tailwind board of directors, these provisions are necessary to adequately address the needs of New Nuburu and its stockholders following the consummation of the Business Combination. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, New Nuburu intends that the Post-Closing New Nuburu Certificate of Incorporation will take effect at consummation of the Business Combination, assuming approval of the Charter Proposal.

	Pre-Closing Tailwind Certificate of Incorporation	Post-Closing New Nuburu Certificate of Incorporation
Authorized Shares (Proposal No. 3A)

The Pre-Closing Tailwind Certificate of Incorporation authorizes (a) 551,000,000 shares of common stock, consisting of 500,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of preferred stock.

The Post-Closing New Nuburu Certificate of Incorporation will authorize 250,000,000 shares of common stock and 50,000,000 shares of preferred stock.
Elimination of Class B Common Stock (Proposal No. 3B)

The Pre-Closing Tailwind Certificate of Incorporation contains provisions regarding the conversion of Class B Common Stock and anti-dilution protections in respect of Class B Common Stock. The Pre-Closing Tailwind Certificate of Incorporation also requires the affirmative vote of the holders of a majority of the shares of Class B Common Stock in order to make any amendment that would alter or change the powers, preferences or other rights of the holders of Class B Common Stock.

The Post-Closing New Nuburu Certificate of Incorporation will eliminate Class B Common Stock and any rights of holders thereof.
No Class Vote on Changes in Authorized Number of Shares of Stock (Proposal No. 3C)	The Pre-Closing Tailwind Certificate of Incorporation contains no specific provision regarding the required vote to change the authorized shares of any class of stock.

The Post-Closing New Nuburu Certificate of Incorporation will provide that, subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Amendment to Corporate Opportunities Provision (Proposal No. 3D)

Under the Pre-Closing Tailwind Certificate of Incorporation, the doctrine of corporate opportunity applies with respect to any of the directors or officers only with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Tailwind and such opportunity is one Tailwind is legally and contractually permitted to undertake and would otherwise be reasonable to pursue. Although Tailwind had previously waived the corporate opportunities doctrine, this did not impact Tailwind’s search for an acquisition target.

The Post-Closing New Nuburu Certificate of Incorporation contains no provision regarding the doctrine of corporate opportunity.
Supermajority Provisions of the Post-Closing New Nuburu Certificate of Incorporation (Proposal No. 3E)

Under the Pre-Closing Tailwind Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend the bylaws or Certificate of Incorporation provisions (other than the requirement that any amendment to Article IX of the Certificate of Incorporation (Business Combination Requirements; Existence) prior to the consummation of the initial “business combination” be approved by the affirmative vote of the holders of at 65% of all then outstanding shares of the common stock.

The Post-Closing New Nuburu Certificate of Incorporation will provide that the affirmative vote of 66 2/3% of the total voting power of all the then outstanding voting securities, shall be required to amend, repeal or modify any of the provisions of Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the New Nuburu Certificate of Incorporation.

Reasons for Post-Closing New Nuburu Certificate of Incorporation Amendments

Authorized Shares (Proposal No. 3A)

The Pre-Closing Tailwind Certificate of Incorporation authorizes (a) 550,000,000 shares of common stock, consisting of 500,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock and (b) 1,000,000 shares of preferred stock. Proposal No. 2 provides that New Nuburu will be authorized to issue 300,000,000 shares, consisting of 250,000,000 shares of common stock and 50,000,000 shares of preferred stock.

The authorized shares would be issuable as consideration for the Business Combination and the other transactions contemplated in this proxy statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under any stock incentive plans.

Our board of directors believes that this capital structure is appropriate for a newly public company such as New Nuburu.

Elimination of Class B Common Stock (Proposal No. 3B)

The Pre-Closing Tailwind Certificate of Incorporation contains provisions regarding the conversion of Class B Common Stock and anti-dilution protections in respect of Class B Common Stock. The Pre-Closing Tailwind Certificate of Incorporation also requires the affirmative vote of the holders of a majority of the shares of Class B Common Stock in order to make any amendment that would alter or change the powers, preferences or other rights of the holders of Class B Common Stock. The Post-Closing New Nuburu Certificate of Incorporation eliminates Class B Common Stock and any rights of holders thereof. Following the merger, all shares of Class B Common Stock will have been surrendered and forfeit for no consideration and the protections afforded the Class B Common Stock while Tailwind was a special purpose acquisition company will no longer be necessary. Tailwind’s board of directors believes that the provisions relating to the Class B Common Stock will no longer be relevant to New Nuburu and should be eliminated.

No Class Vote on Changes in Authorized Number of Shares of Stock (Proposal No. 3C)

The Pre-Closing Tailwind Certificate of Incorporation contains no specific provision regarding the required vote to change the authorized shares of any class of stock. The Post-Closing New Nuburu Certificate of Incorporation provides that any vote with respect to the increase or decrease of the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of New Nuburu entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of preferred stock is required pursuant to the terms of any certificate of designation relating to any series of preferred stock.

Tailwind’s board of directors believes that vesting the power to authorize changes in the authorized number of shares in the holders of stock entitled to vote in the election of directors will give New Nuburu greater flexibility to use its share capital. Tailwind’s board of directors further believes that it is appropriate to require a stricter voting standard to change the authorized share capital.

Amendment to Corporate Opportunities (Proposal No. 3D)

Under the Pre-Closing Tailwind Certificate of Incorporation, the doctrine of corporate opportunity applies with respect to any of the directors or officers only with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Tailwind and such opportunity is one Tailwind is legally and contractually permitted to undertake and would otherwise be reasonable to pursue. The Post-Closing New Nuburu Certificate of Incorporation contains no provision with regard to the doctrine of corporate opportunity. Although Tailwind had previously waived the corporate opportunities doctrine, this did not impact Tailwind’s search for an acquisition target.

Supermajority Provisions of the Charter (Proposal No. 3E)

Under the Pre-Closing Tailwind Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend the bylaws or certificate of incorporation provisions (other than the requirement that any amendment to Article IX of the Certificate of Incorporation (Business Combination Requirements; Existence) prior to the consummation of the initial “business combination” be approved by the affirmative vote of the holders of at 65% of all then outstanding shares of Tailwind common stock.

The Post-Closing New Nuburu Certificate of Incorporation requires the affirmative vote of 66 2/3% of the total voting power of all the then outstanding voting securities to amend, repeal or modify any of the provisions of Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the New Nuburu Certificate of Incorporation. The amendments are intended to protect the certain key provisions of the Post-Closing New Nuburu Certificate of Incorporation from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Anti-Takeover Effects of the Post-Closing New Nuburu Certificate of Incorporation and Certain Provisions of Delaware Law

The Post-Closing New Nuburu Certificate of Incorporation will contain and the DGCL contains provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of the board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New Nuburu. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New Nuburu by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Vote Required for Approval

Tailwind intends to treat each of the Advisory Charter Proposals as being approved if it receives the affirmative vote of a majority of the Tailwind common stock outstanding, voting together as a single class at a meeting at which a quorum is present and the affirmative vote by the holders of a majority of the shares of Class B Common Stock outstanding, voting as a separate class.

An abstention or failure to submit a proxy or to vote online at the Tailwind Special Meeting or a broker non-vote will have the same effect as a vote “AGAINST” the Advisory Charter Proposals.

The consummation of the Business Combination is conditioned upon the approval of each of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. If the Business Combination Proposal or the Charter Proposal is not approved, the Advisory Charter Proposals will not be presented to the stockholders for a vote. Notwithstanding the approval of the Advisory Charter Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Advisory Charter Proposals will not be effected.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), the Advisory Charter Proposals will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote its shares in favor of each of the Advisory Charter Proposals. See “Other Agreements —  Tailwind Sponsor Support Agreement” for more information.

A copy of the Post-Closing New Nuburu Certificate of Incorporation, as will be in effect assuming approval of the Charter Proposal and upon consummation of the merger and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex B.

Recommendation of the Tailwind Board of Directors

TAILWIND’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” EACH OF THE ADVISORY CHARTER PROPOSALS.

PROPOSAL NO. 4 — DIRECTOR APPOINTMENT PROPOSAL

Overview

Tailwind stockholders are being asked to consider, approve and confirm, the appointment by the Tailwind board of directors of the following seven directors to the New Nuburu board of directors, effective upon the Closing:

As Class I directors, with terms that expire at New Nuburu’s first annual meeting of stockholders following the Closing: Dr. Ake Almgren and Kristi Hummel.

As Class II directors, with terms that expire at New Nuburu’s second annual meeting of stockholders following the Closing: Lily Yan Hughes, Elizabeth Mora and Ron Nicol.

As Class III directors, with terms that expire at New Nuburu’s third annual meeting of stockholders following the Closing: Daniel Hirsch and Dr. Mark Zediker.

See “New Nuburu Management Following the Business Combination — Board Composition” for more information.

Vote Required for Approval

The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Director Appointment Proposal.

An abstention or failure to submit a proxy or to vote online at the Tailwind Special Meeting or a broker non-vote will have no effect on the Director Appointment Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. If the Business Combination Proposal or the Charter Proposal is not approved, the Director Appointment Proposal will not be presented to the stockholders for a vote.

Notwithstanding the approval of the Director Appointment Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Appointment Proposal will not be effected.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), the Director Appointment Proposal will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote its shares in favor of the Director Appointment Proposal. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

Following consummation of the Business Combination, the election of directors of New Nuburu will be governed by the Post-Closing New Nuburu Certificate of Incorporation, the Bylaws and the laws of the State of Delaware. Pursuant to the terms of the Post-Closing New Nuburu Certificate of Incorporation, the terms of the Class I directors will expire at the first annual meeting of stockholders following the Closing, the terms of the Class II directors will expire at the second annual meeting of stockholders following the Closing, and the terms of the Class III directors will expire at the third annual meeting of stockholders following the Closing. If the Business Combination is consummated, New Nuburu will plan to hold its first annual meeting of stockholders as a combined operating company in 2023.

Recommendation of the Tailwind Board of Directors

THE TAILWIND BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TAILWIND STOCKHOLDERS VOTE “FOR” THE DIRECTOR APPOINTMENT PROPOSAL.

The existence of financial and personal interests of one or more of Tailwind’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Tailwind and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Tailwind’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “The Business Combination — Interests of Tailwind’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 5 — THE LISTING PROPOSAL

Overview

In connection with the Business Combination, Tailwind intends to effect the issuance of (i) up to 31,241,684 shares of New Nuburu Common Stock to holders of Nuburu capital stock pursuant to the Business Combination Agreement, (ii) up to 3,232,841 shares of New Nuburu Series A Preferred Stock to non-redeeming Tailwind Public Stockholders, (iii) up to 1,000,000 shares of New Nuburu Series A Preferred Stock to the Sponsor, (iv) an aggregate of up to $100,000,000 New Nuburu Common Stock to Lincoln Park from time to time over a 48-month period pursuant to the Lincoln Park Purchase Agreement for purposes of raising additional capital for use by New Nuburu following the Closing; (v) 200,000 shares of New Nuburu Common Stock on the date of Closing and $2,000,000 shares of New Nuburu Common Stock on the date that is 30 calendar days after the date of Closing, in each case to Lincoln Park pursuant to the Lincoln Park Purchase Agreement as consideration for Lincoln Park entering into the Lincoln Park Purchase Agreement; and (vi) up to               shares of New Nuburu Series A Preferred Stock to the Anzu SPVs pursuant to the Sale Option Agreement. For more information, see the section entitled “Proposal No. 1: The Business Combination Proposal” and the full text of the Business Combination Agreement, a copy of which is attached as Annex A, and the full text of the Lincoln Park Purchase Agreement and the Sale Option Agreement, copies of which were previously filed with the SEC on August 8, 2022 as exhibits 10.5 and 10.4 to Tailwind’s Current Report on Form 8-K. The discussion herein is qualified in its entirety by reference to such documents.

Why Tailwind Needs Stockholder Approval for Purposes of NYSE American Company Guide Section 713(a)(ii)

We are seeking stockholder approval in order to comply with NYSE American Company Guide Section 713(a)(ii).

NYSE American Company Guide Section 713(a)(ii) requires a company to obtain stockholder approval prior to the issuance in connection with a transaction involving the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. The New Nuburu Common Stock being issued in connection with the Business Combination are being issued at an assumed value of $10.00 per share which is below the $32,554,708.87 market value of the Class A Common Stock as of November 18, 2022.

NYSE American Company Guide Section 713(a)(ii) requires a company to obtain stockholder approval prior to an issuance that will result in a change of control of the issuer.

As described above, Tailwind will, upon the Closing, issue shares of New Nuburu Common Stock to holders of Nuburu capital stock, shares of New Nuburu Series A Preferred Stock to non-redeeming Tailwind Public Stockholders, shares of New Nuburu Series A Preferred Stock to the Sponsor, and shares of New Nuburu Common Stock to Lincoln Park; and New Nuburu may, from time to time, issue shares of New Nuburu Common Stock to Lincoln Park and shares of New Nuburu Series A Preferred Stock to the Anzu SPVs. Accordingly, Tailwind is seeking the approval of its stockholders for such issuances.

Vote Required for Approval

The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Listing Proposal.

An abstention or failure to submit a proxy or to vote online at the Tailwind Special Meeting or a broker non-vote will have no effect on the Listing Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. If the Business Combination Proposal or the Charter Proposal is not approved, the Listing Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Listing Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Listing Proposal will not be effected.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), the Listing Proposal will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote its shares in favor of the Listing Proposal. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

Recommendation of the Tailwind Board of Directors

TAILWIND’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE LISTING PROPOSAL.

PROPOSAL NO. 6 — THE EQUITY INCENTIVE PLAN PROPOSAL

We are seeking stockholder approval for New Nuburu’s equity incentive plan, referred to as the Nuburu, Inc. 20   Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan is being adopted in connection with the Business Combination and will become effective immediately prior to the Closing (subject to approval by Tailwind stockholders). If our stockholders approve the Equity Incentive Plan, the Nuburu 2015 Plan will terminate as of immediately prior to the effective time of the Business Combination and no additional awards will be granted under the Nuburu 2015 Plan following its termination. The Equity Incentive Plan, if approved by our stockholders, will allow New Nuburu to provide equity awards as part of New Nuburu’s compensation program, an important tool for motivating, attracting and retaining talented employees and other service providers and for providing incentives that promote New Nuburu’s business and increased stockholder value.

Both of the Boards of Directors of Tailwind and Nuburu and their respective compensation committees believe that long-term incentive compensation programs help align more closely the interests of management, employees and stockholders to create long-term stockholder value. Equity plans such as the Equity Incentive Plan increase New Nuburu’s ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, help New Nuburu to recruit, reward, motivate, and retain talented personnel. Both of the Boards of Directors of Tailwind and Nuburu and their respective compensation committees believe that the approval of the Equity Incentive Plan is essential to New Nuburu’s continued success, and in particular, New Nuburu’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which New Nuburu will compete. Such awards also are crucial to New Nuburu’s ability to motivate employees to achieve its goals.

Certain Key Plan Provisions

●	The Equity Incentive Plan will continue until terminated by the New Nuburu board of directors (or the compensation committee of the New Nuburu board of directors, if applicable), but (i) no incentive stock options may be granted after the tenth anniversary of the earlier of the adoption of the Equity Incentive Plan by the Tailwind board of directors or the approval of the Equity Incentive Plan by the Tailwind stockholders, and (ii) the Equity Incentive Plan’s automatic share reserve increase (as described below) will operate only until the tenth anniversary of the earlier of the adoption of the Equity Incentive Plan by the Tailwind board of directors or the approval of the Equity Incentive Plan by the Tailwind stockholders.
●	The Equity Incentive Plan provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards.
●	A number of shares of New Nuburu Common Stock will be authorized for issuance pursuant to awards under the Equity Incentive Plan equal to (a) 4,153,801 shares of New Nuburu Common Stock, plus (b) any shares of New Nuburu Common Stock subject to the equity awards that are assumed in the Business Combination and that on or after the effective date of the Business Combination are terminated without being exercised in full, are tendered to or withheld by New Nuburu to satisfy exercise price or tax withholding obligations, or are forfeited to or repurchased by New Nuburu due to failure to vest (provided that the maximum number of shares that may be added to the Equity Incentive Plan pursuant to the foregoing clause (b) is 3,758,243 shares).
●	The Equity Incentive Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically annually on the first day of the third fiscal quarter beginning with the 2023 fiscal year of New Nuburu, in an amount equal to the least of (a) 7,269,151 shares, (b) a number of shares equal to 5% of the total number of shares of New Nuburu Common Stock outstanding on the last day of the immediately preceding second fiscal quarter, and (c) such number of shares as determined by the administrator no later than the last day of New Nuburu’s immediately preceding second fiscal quarter. The automatic share reserve feature will cease immediately after the increase on the first day of the 2023 fiscal year of New Nuburu.
●	The Equity Incentive Plan will be administered by the New Nuburu board of directors or, if designated by the New Nuburu board of directors, the compensation committee of the New Nuburu board of directors.

Summary of the Equity Incentive Plan

The following paragraphs provide a summary of the principal features of the Equity Incentive Plan and its operation. However, this summary is not a complete description of all of the provisions of the Equity Incentive Plan and is qualified in its entirety by the specific language of the Equity Incentive Plan. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex D.

Purposes of the Equity Incentive Plan

The purposes of the Equity Incentive Plan will be to attract and retain the best available personnel for positions of substantial responsibility with New Nuburu or any parent or subsidiary of New Nuburu; to provide additional incentive to eligible employees, directors, and consultants; and to promote the success of the New Nuburu business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the Equity Incentive Plan may determine.

Eligibility

The Equity Incentive Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to New Nuburu’s employees and any of its parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to employees, directors and consultants of New Nuburu and employees and consultants of any of its parents or subsidiaries. Following the Closing, we expect New Nuburu to have six non-employee directors. Also, as of September 30, 2022, Nuburu and its subsidiaries had                  36 full-time employees.

Shares Available for Issuance; Adjustments

Subject to the adjustment provisions contained in the Equity Incentive Plan and the evergreen provision described below, a total of 4,153,801 shares of New Nuburu Common Stock will be reserved for issuance pursuant to the Equity Incentive Plan. In addition, the shares reserved for issuance under the Equity Incentive Plan will include any shares of New Nuburu Common Stock subject to awards of stock options or other awards that are assumed in the Business Combination that, on or after the effective date of the Business Combination, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by New Nuburu for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by New Nuburu due to failure to vest (provided that the maximum number of shares that may be added to the Equity Incentive Plan pursuant to this sentence is 3,758,243 shares). The number of shares available for issuance under the Equity Incentive Plan also will include an annual increase, or the evergreen feature, on the first day of the third fiscal quarter, beginning with New Nuburu’s fiscal year 2023, equal to the least of:

1.	7,269,151 shares of New Nuburu Common Stock;
2.	a number of shares equal to 5% of the outstanding shares of all classes of New Nuburu Common Stock as of the last day of the immediately preceding second fiscal quarter; or
3.	such number of shares as the New Nuburu board of directors or its designated committee may determine no later than the last day of New Nuburu’s immediately preceding.

Shares issuable under the Equity Incentive Plan may be authorized, but unissued, or reacquired shares of New Nuburu Common Stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the Equity Incentive Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the Equity Incentive Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the Equity Incentive Plan. Shares that actually have been issued under the Equity Incentive Plan under any award will not be returned to the Equity Incentive Plan; however, if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the Equity Incentive Plan. Shares otherwise issuable under an award that are used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the Equity Incentive Plan) will become available for future grant or sale under the Equity Incentive Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the Equity Incentive Plan.

If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of New Nuburu, or other change in the corporate structure of New Nuburu affecting the shares occurs (other than any ordinary dividends or other ordinary distributions), the administrator of the Equity Incentive Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the Equity Incentive Plan, will adjust the number and class of shares that may be delivered under the Equity Incentive Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the Equity Incentive Plan.

Plan Administration

The New Nuburu board of directors or one or more committees appointed by the New Nuburu board of directors will have authority to administer the Equity Incentive Plan. The compensation committee of the New Nuburu board of directors initially will administer the Equity Incentive Plan.

In addition, to the extent it is desirable to qualify transactions under the Equity Incentive Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the Equity Incentive Plan, the administrator has the power to administer the Equity Incentive Plan and make all determinations deemed necessary or advisable for administering the Equity Incentive Plan, including but not limited to, the power to determine the fair market value of New Nuburu Common Stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the Equity Incentive Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the Equity Incentive Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the Equity Incentive Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the Equity Incentive Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the Equity Incentive Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the Equity Incentive Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

Types of Awards

The Equity Incentive Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock, restricted stock units and performance awards. A brief description of each award type follows.

Stock Options

Stock options may be granted under the Equity Incentive Plan. The per share exercise price of options granted under the Equity Incentive Plan generally must be equal to at least 100% of the fair market value of a share of New Nuburu Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of New Nuburu’s (or any of its parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of New Nuburu Common Stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, certain shares of New Nuburu Common Stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the option will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the Equity Incentive Plan, the administrator determines the terms of options. Until shares are issued under an option, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the Equity Incentive Plan, as summarized further above.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of New Nuburu Common Stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the stock appreciation rights will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of New Nuburu Common Stock, or a combination of both, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the Equity Incentive Plan, as summarized further above.

Restricted Stock

Restricted stock may be granted under the Equity Incentive Plan. Restricted stock awards are grants of shares of New Nuburu Common Stock that may have vesting requirements under any such terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the Equity Incentive Plan, will determine the terms and conditions of such awards. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will not be subject to any period of restriction and consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under the Equity Incentive Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one share of New Nuburu Common Stock. Subject to the provisions of the Equity Incentive Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Awards

Performance awards may be granted under the Equity Incentive Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the Equity Incentive Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Employee Directors Limitations

All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the Equity Incentive Plan. The Equity Incentive Plan provides that in any given fiscal year of New Nuburu, no outside director may be granted any equity awards (including equity awards under the Equity Incentive Plan) (the value of which will be based on their grant date fair value) and be provided any other compensation (including without limitation any cash retainers and fees) that in the aggregate exceed $750,000, provided that, in the New Nuburu’s fiscal year of the individual’s initial service as a non-employee director, such amount is increased to $1,000,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the Equity Incentive Plan will be determined according to GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the Closing, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the Equity Incentive Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, the Equity Incentive Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Dissolution or Liquidation

If there is a proposed liquidation or dissolution of New Nuburu, the administrator will notify participants at such time before the effective date of such event as the administrator determines, and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control

The Equity Incentive Plan provides that in the event of New Nuburu’s merger with or into another corporation or a change in control, as defined in the Equity Incentive Plan, each outstanding award will be treated as the administrator determines (subject to the provisions of the following paragraph), without a participant’s consent. The administrator may, without limitation, provide that awards granted under the Equity Incentive Plan will be (i) assumed, or substantially equivalent awards substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the participant, terminated upon or immediately prior to the merger or change in control, (iii) made vested and exercisable or payable and, to the extent the administrator determines, terminated upon or immediately prior to the merger or change in control, (iv) terminated in exchange for cash, other property or other consideration, or any combination of the above (provided, for the avoidance of doubt, that if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated without payment), or replaced with such other rights or property selected by the administrator in its sole discretion, or (v) any combination of the foregoing. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

If a successor corporation does not assume or substitute a substantially equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. In addition, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator, if an option or stock appreciation right (or a portion of such award) is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right (or its applicable portion) will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right (or its applicable portion) will terminate upon the expiration of such period.

If awards granted to a non-employee director while such individual was a non-employee director are assumed or substituted for in the merger or change in control and the service of such non-employee director is terminated (other than upon his or her voluntary resignation that does not include a resignation at the request of the acquirer) on or following the merger or change in control, all such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement with the non-employee director authorized by the administrator.

Forfeiture and Clawback

Awards will be subject to any clawback policy of which we are required to adopt pursuant to the listing standards of any national securities exchange or association on which New Nuburu securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to New Nuburu or reimburse New Nuburu for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of New Nuburu as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination

The Equity Incentive Plan will become effective upon the latest to occur of (a) its adoption by the Tailwind board of directors, (b) its approval by Tailwind stockholders, or (c) the time immediately prior to the Closing and will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten-year anniversary of the earlier of the adoption of the Equity Incentive Plan by the Tailwind board of directors or the approval of the Equity Incentive Plan by Tailwind stockholders, and the evergreen feature of the Equity Incentive Plan will terminate on the ten-year anniversary of the earlier of the adoption of the Equity Incentive Plan by the Tailwind board of directors or the approval of the Equity Incentive Plan by Tailwind stockholders. In addition, the administrator will have the authority to amend, suspend, or terminate the Equity Incentive Plan or any part of the Equity Incentive Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the Equity Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Incentive Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant or exercise of an option that qualifies as an incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the date of exercise of the option, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized with respect to the share disposition, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the date of exercise of the option is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise (unless the shares are disposed of in the same year as the option exercise). In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant of such an option. However, upon exercising the option, the participant generally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale or other disposition of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income for ordinary income tax purposes is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant, pursuant to Section 83(b) of the Code, may elect to accelerate the ordinary income tax event to the date of acquisition of the shares by filing an election with the IRS generally no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units and Performance Awards

There generally are no immediate tax consequences of receiving an award of restricted stock units or a performance award. A participant who is granted restricted stock units or performance awards generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the time of settlement of the award upon vesting. If the participant is an employee, generally such ordinary income is subject to income tax withholding and certain employment tax withholdings. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A

Section 409A of the Code (“Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the Equity Incentive Plan to a participant subject to U.S. income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with the requirements of Section 409A, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Tax Effect for New Nuburu

New Nuburu generally will be entitled to a tax deduction in connection with an award under the Equity Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to the New Nuburu chief executive officer and certain “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW NUBURU WITH RESPECT TO AWARDS UNDER THE EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the Equity Incentive Plan is in the discretion of the administrator and therefore cannot be determined in advance. Tailwind previously has not sponsored an equity incentive plan, and, therefore, the aggregate number of shares of New Nuburu Common Stock which would have been received by or allocated to the New Nuburu named executive officers, executive officers, as a group, directors who are not executive officers, as a group, and all other current employees who are not executive officers, as a group is not determinable. As of                , 2022, the closing price of a share of Class A Common Stock of Tailwind was $            .

Equity Compensation Plan Information

As of December 31, 2021, we did not maintain any equity compensation plans.

Registration with the SEC

If the Equity Incentive Plan is approved by our stockholders and becomes effective, New Nuburu intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the Equity Incentive Plan as soon as reasonably practicable after New Nuburu becomes eligible to use such form after the Closing.

Vote Required for Approval

The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Equity Incentive Plan Proposal.

An abstention or failure to submit a proxy or to vote online at the Tailwind Special Meeting or a broker non-vote will have no effect on the Equity Incentive Plan Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. If the Business Combination Proposal, the Charter Proposal or the Listing Proposal is not approved, the Equity Incentive Plan Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), the Equity Incentive Plan Proposal will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote its shares in favor of the Equity Incentive Plan Proposal. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

Recommendation of the Tailwind Board of Directors

TAILWIND’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 7 — THE ESPP PROPOSAL

We are seeking stockholder approval for New Nuburu’s employee stock purchase plan, referred to as the ESPP. The ESPP is being adopted in connection with the Business Combination and will become effective immediately prior to the Closing (subject to approval from the Tailwind stockholders), but the first offering period will commence at a later date determined by the administrator of the ESPP. The ESPP will provide eligible employees an opportunity to purchase New Nuburu Common Stock at a discount through accumulated contributions of their earned compensation. Both of the Boards of Directors of Tailwind and Nuburu and their respective compensation committees have determined that offering an employee stock purchase plan is important to the ability of New Nuburu to compete for talent. The ESPP will become a significant part of New Nuburu’s overall equity compensation strategy (especially with respect to our nonexecutive employees) if it is approved by Tailwind’s stockholders. If Tailwind’s stockholders do not approve the ESPP, New Nuburu may not be able to offer competitive compensation to existing employees and qualified candidates, which could prevent New Nuburu from successfully attracting and retaining highly skilled employees.

The ESPP’s initial share reserve which we are asking the stockholders to approve is 415,380 shares of New Nuburu Common Stock, with an automatic annual increase as described further below. Following the ESPP’s effectiveness, offering periods will not commence under the ESPP until determined by the New Nuburu board of directors or its compensation committee.

Both of the Boards of Directors of Tailwind and Nuburu and their respective compensation committees believe that an employee stock purchase plan will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to our success. The ESPP provides a significant incentive by allowing employees to purchase shares of New Nuburu Common Stock at a discount. The Tailwind board of directors has approved the ESPP, subject to the approval of Tailwind’s stockholders.

Summary of the ESPP

The following is a summary of the principal features of the ESPP and its operation. This summary does not contain all of the terms and conditions of the ESPP and is qualified in its entirety by the specific language of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex E.

Purpose

The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the New Nuburu Common Stock through accumulated contributions, which generally will be made through payroll deductions. The ESPP will permit the administrator of the ESPP to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP will authorize the grant of purchase rights that do not qualify under Section 423 of the Code pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.

Shares Available for Issuance; Adjustments

Subject to adjustment upon certain changes in New Nuburu’s capitalization as described in the ESPP, the maximum number of shares of New Nuburu Common Stock that will be available for issuance under the ESPP will be 415,380 shares of New Nuburu Common Stock, plus any annual increase as described in the following sentence. The number of shares of New Nuburu Common Stock available for issuance under the ESPP will be increased annually on the first day of the third fiscal quarter beginning with New Nuburu’s fiscal year 2023 in an amount equal to the least of (a) 1,453,830 shares of New Nuburu Common Stock, (b) a number of shares of New Nuburu Common Stock equal to 1% of the outstanding shares of all classes of New Nuburu Common Stock on the last day of the immediately preceding second fiscal quarter of New Nuburu, or (c) a number of shares of New Nuburu Common Stock determined by the administrator no later than the last day of New Nuburu’s immediately preceding second fiscal quarter. Shares issuable under the ESPP may be authorized, but unissued, or reacquired shares of New Nuburu Common Stock .

We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the ESPP, the level of contributions made by participants and the future price of shares of New Nuburu Common Stock.

If Tailwind’s stockholders do not approve the ESPP, then the ESPP will not become effective and no shares of New Nuburu Common Stock will be available for issuance thereunder.

The ESPP provides that in the event that any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of New Nuburu Common Stock or other securities of New Nuburu or other change in New Nuburu’s corporate structure affecting New Nuburu Common Stock occurs (other than any ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the ESPP, the administrator will make adjustments to the number and class of shares that may be delivered under the ESPP and/or the purchase price per share and number and class of shares covered by each option granted under the ESPP that has not yet been exercised, and the numerical share limits under the ESPP.

Administration

The New Nuburu board of directors or a committee appointed by the New Nuburu board of directors will have authority to administer the ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate any subsidiaries of New Nuburu as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the subscription agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the United States. The administrator’s findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.

Eligibility

Generally, any of our employees will be eligible to participate in our ESPP if they are customarily employed by New Nuburu or any of its participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, before an enrollment date for all options granted on such enrollment date in an offering, may determine (for each offering under the 423 Component, as defined below, on a uniform and nondiscriminatory basis or as otherwise permitted by applicable Treasury Regulations) that the definition of eligible employee will or will not include an individual if he or she: (a) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (b) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (c) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (d) is a highly compensated employee within the meaning of Section 414(q) or (e) of the Code is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act. In addition, an employee may not be granted an option to purchase stock under our ESPP if the employee (a) immediately after the grant, would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of New Nuburu or any parent or subsidiary of New Nuburu; or (b) holds rights to purchase stock under all of New Nuburu’s employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock determined at the time such option is granted, for each calendar year during which his or her right to purchase shares is outstanding at any time. As of September 30, 2022, Nuburu had 36 full-time employees.

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of New Nuburu Common Stock. Participation ends automatically upon termination of employment with New Nuburu (or its participating subsidiaries).

Offering Periods and Purchase Periods

The ESPP will include a component, or the “423 Component,” that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, and a component that does not comply with Section 423 of the Code, or the “Non-423 Component.” The Non-423 Component will provide for substantially the same benefits as an option granted under the 423 Component, except that a Non-423 Component may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the administrator. For purposes of this summary, a reference to the ESPP generally will mean the terms and operations of the 423 Component.

The ESPP will provide for offering periods with a duration and start and end dates as determined by the administrator, provided that no offering period will have a duration exceeding 27 months. Unless determined otherwise by the administrator, each offering period will have one purchase period with the same duration as the offering period. The administrator is authorized to change the duration of future offering periods and purchase periods under the ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering periods. Unless determined otherwise by the administrator and to the extent an offering period provides for more than one purchase date in such offering period, if the fair market value of a share of New Nuburu Common Stock on a purchase date is less than the fair market value of a share of New Nuburu Common Stock on the first trading day of the offering period, participants in that offering period will be withdrawn from that offering period following their purchase of shares on such purchase date and automatically will be enrolled in a new offering period.

Contributions

The ESPP will permit participants to purchase shares of New Nuburu Common Stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses, and other similar compensation. The administrator may change the compensation eligible for contribution under the ESPP on a uniform and nondiscriminatory basis for future offering periods.

Exercise of Purchase Right

Amounts deducted and accumulated by a participant under the ESPP are used to purchase shares of New Nuburu Common Stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of (a) the fair market value of a share of New Nuburu Common Stock on the first trading day of the offering period or (b) the fair market value of a share of New Nuburu Common Stock on the exercise date. A participant will be permitted to purchase a maximum of 1,000 shares during each offering period, provided that the administrator may increase or decrease such maximum number of shares for each purchase period or offering period. Until shares of New Nuburu Common Stock are issued (as evidenced by the appropriate entry on our books or the books of a duly authorized transfer agent of ours) to a participant, the participant will have only rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder with respect to such shares.

Termination of Participation

Participation in the ESPP generally will terminate when a participating employee’s employment with New Nuburu or a participating subsidiary ceases for any reason, the employee withdraws from the ESPP or New Nuburu terminates or amends the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, generally the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.

Non-Transferability

A participant will not be permitted to transfer the contributions credited to his or her ESPP account or rights granted under the ESPP, other than by will or the laws of descent and distribution.

Dissolution or Liquidation

In the event of New Nuburu’s proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control

In the event of a merger or change in control of New Nuburu, as defined in the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the options, the offering period then in progress under the ESPP will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Effective Date; Amendment; Termination

The ESPP will become effective upon the later to occur of (a) its adoption by the Tailwind board of directors, (b) its approval by Tailwind stockholders, or (c) the time immediately prior to the Closing, and will continue in effect for 20 years unless the administrator terminates it earlier. The administrator will have the authority to modify, amend, suspend or terminate the ESPP at any time. If the ESPP is terminated, the administrator may elect to terminate all outstanding offering periods either immediately or upon the next exercise date, or may elect to permit offering periods to expire in accordance with their terms. If the offering periods are terminated prior to expiration, all amounts then credited to participants’ accounts that have not been used to purchase shares will be returned to the participants.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the ESPP. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction to which the participant may be subject. As a result, tax consequences for any particular participant may vary based on individual circumstances. Further, tax consequences for employees participating in the Non-423 Component of the ESPP are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The 423 Component of the ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under an employee stock purchase plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to New Nuburu, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares of New Nuburu Common Stock acquired under the ESPP or in the event of the participant’s death while still owning the purchased shares of New Nuburu Common Stock.

If the participant sells or otherwise disposes of the purchased shares of New Nuburu Common Stock within two years after the start date of the offering period in which the shares of New Nuburu Common Stock were acquired or within one year after the date of purchase of those shares of New Nuburu Common Stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares of New Nuburu Common Stock on the purchase date exceeded the purchase price paid for those shares of New Nuburu Common Stock, and New Nuburu will be entitled to an income tax deduction equal in amount to such excess, for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant’s basis in the shares of New Nuburu Common Stock, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares of New Nuburu Common Stock have been held for more than one year since the date of purchase, the gain or loss will be long-term capital gain or loss.

If the participant sells or disposes of the purchased shares of New Nuburu Common Stock more than two years after the start date of the offering period in which the shares of New Nuburu Common Stock were acquired and more than one year after the date of purchase of those shares of New Nuburu Common Stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the amount by which the fair market value of the shares of New Nuburu Common Stock on the sale or disposition date exceeded the purchase price paid for those shares of New Nuburu Common Stock, or (b) 15% of the fair market value of the shares of New Nuburu Common Stock on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares of New Nuburu Common Stock on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. We will not be entitled to an income tax deduction with respect to such disposition.

New Plan Benefits

Participation in the ESPP is voluntary and the number of shares of New Nuburu Common Stock that would be purchased in any year or offering period under the ESPP is dependent on various factors such as each eligible employee’s election to participate, the amount of his or her eligible compensation, and his or her determination as to the portion of his or her eligible compensation to contribute to the ESPP. Further, such number of shares of New Nuburu Common Stock that may be purchased under the ESPP is determined, in part, by the price of the shares of New Nuburu Common Stock on the first day of each offering period and applicable exercise date of each purchase period. Accordingly, the actual number of shares of New Nuburu Common Stock that would be purchased by any individual under the ESPP in the future is not determinable. We have not previously sponsored an employee stock purchase plan, and, therefore, the number of shares of New Nuburu Common Stock which would have been received by or allocated to New Nuburu named executive officers, all current executive officers as a group, and all other current employees who may participate in the ESPP as a group are not determinable. Non-employee directors are not eligible to participate in the ESPP. As of             , 2022, the closing price of a share of Class A common stock of Tailwind was $    .

Equity Compensation Plan Information

As of December 31, 2021, we did not maintain any equity compensation plans.

Registration with the SEC

If the ESPP is approved by our stockholders and becomes effective, New Nuburu intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the ESPP as soon as reasonably practicable after New Nuburu becomes eligible to use such form after the Closing.

Vote Required for Approval

The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the ESPP Proposal.

An abstention or failure to submit a proxy or to vote online at the Tailwind Special Meeting or a broker non-vote will have no effect on the ESPP Proposal.

The consummation of the Business Combination is conditioned upon the approval of each of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal. If the Business Combination Proposal, the Charter Proposal, the Listing Proposal or the Equity Incentive Plan Proposal is not approved, the ESPP Proposal will not be presented to the stockholders for a vote. Notwithstanding the approval of the ESPP Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), the ESPP Proposal will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote its shares in favor of the ESPP Proposal. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

Recommendation of the Tailwind Board of Directors

TAILWIND’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow Tailwind’s board of directors to adjourn the Tailwind Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Tailwind Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal, or holders of Tailwind’s Class A Common Stock have elected to redeem an amount of Class A Common Stock such that Tailwind would have less than $5,000,001 of net tangible assets. In no event will Tailwind’s board of directors adjourn the Tailwind Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its Certificate of Incorporation and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Tailwind’s stockholders, Tailwind’s board of directors may not be able to adjourn the Tailwind Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Proposal, the Listing Proposal, the Equity Incentive Plan Proposal or the ESPP Proposal, or holders of Tailwind’s Class A Common Stock have elected to redeem an amount of Class A Common Stock such that Tailwind would have less than $5,000,001 of net tangible assets, or the aggregate cash proceeds from Tailwind’s Trust Account, and may be unable to consummate the Business Combination. If Tailwind does not consummate the Business Combination and fails to complete an initial business combination by March 9, 2023 (subject to the requirements of law), it will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Vote Required for Approval

The affirmative vote of a majority of the votes cast by holders of Tailwind common stock, voting together as a single class at a meeting at which a quorum is present, is required to approve the Adjournment Proposal.

An abstention or failure to submit a proxy or to vote online at the Tailwind Special Meeting or a broker non-vote will have no effect on the Adjournment Proposal.

The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

Given that the Sponsor owns 100% of the outstanding Class B Common Stock (amounting to approximately 72.1% of the outstanding shares of Tailwind common stock), the Adjournment Proposal will be approved if the Sponsor votes in favor of such proposal, even if all other stockholders vote against such proposal. The Sponsor has agreed to vote its shares in favor of the Adjournment Proposal. See “Other Agreements — Tailwind Sponsor Support Agreement” for more information.

Recommendation of the Tailwind Board of Directors

TAILWIND’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

Tailwind is incorporated under the laws of the State of Delaware and the rights of Tailwind’s stockholders are governed by the laws of the State of Delaware, including the DGCL and the Pre-Closing Tailwind Governing Documents. As a result of the Business Combination, Tailwind’s stockholders will become New Nuburu stockholders. New Nuburu will continue to be incorporated under the laws of the State of Delaware and the rights of New Nuburu stockholders will be governed by the laws of the State of Delaware, including the DGCL, and the Post-Closing New Nuburu Governing Documents. Thus, following the Business Combination, the rights of Tailwind stockholders following the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Pre-Closing Tailwind Governing Documents and instead will be governed by the Post-Closing New Nuburu Governing Documents.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Tailwind stockholders under the Pre-Closing Tailwind Governing Documents (left column) and the rights of New Nuburu stockholders under the Post-Closing New Nuburu Governing Documents (right column). The summary set forth below is not intended to be complete and is qualified in its entirety by reference to the full text of the Pre-Closing Tailwind Governing Documents and the Post-Closing New Nuburu Governing Documents, as well as the relevant provisions of the laws of the state of Delaware, including the DGCL.

Tailwind	New Nuburu

Authorized Capital Stock

Tailwind is currently authorized to issue 500,000,000 shares of Class A Common Stock, par value $0.0001 per share, and 50,000,000 shares of Class B Common Stock, par value $0.0001 per share. As of November 25, 2022, the record date, there were 33,421,570 shares of Class A Common Stock and 8,355,393 shares of Class B Common Stock outstanding.

New Nuburu will be authorized to issue 250,000,000 shares of Common Stock, par value $0.0001 per share. We expect there will be approximately 35.8 million shares of New Nuburu Common Stock (assuming no redemptions) outstanding following consummation of the Business Combination. (See “Unaudited Pro Forma Condensed Combined Financial Information” for additional information regarding the amount of outstanding shares of New Nuburu Common Stock based on different assumptions about redemptions.)

Tailwind is currently authorized to issue 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share. As of November 25, 2022, the record date, there were no shares of Tailwind preferred stock outstanding.

New Nuburu will be authorized to issue 50,000,000 shares of preferred stock, par value $0.0001 per share, of which 25,000,000 shares will, in connection with the Closing, be designated as “Series A Preferred Stock,” with rights and preferences, including voting rights, designated in the Certificate of Designations. We expect there will be approximately              million shares of New Nuburu Series A Preferred Stock (assuming no redemptions and that no additional Company Notes will be issued). (See “Unaudited Pro Forma Condensed Combined Financial Information” for additional information regarding the amount of outstanding shares of New Nuburu Series A Preferred Stock based on different assumptions about redemptions and issuances of Company Notes.)

Rights of Preferred Stock

Tailwind’s board of directors may fix for any series of preferred stock such voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as may be stated in the resolutions of the Tailwind board of directors providing for the issuance of such

The New Nuburu board of directors is authorized, subject to limitations prescribed by law, (i) to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of New Nuburu preferred stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights,

Tailwind	New Nuburu

series.

dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing and (ii) to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL and the Post-Closing New Nuburu Certificate of Incorporation.

If the Business Combination Proposal and the Charter Proposal are approved, the Certificate of Designations that will be filed on the Closing Date will establish the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of 25,000,000 shares of New Nuburu preferred stock designated as “Series A Preferred Stock” (see “Description of New Nuburu Capital Stock — Preferred Stock — Series A Preferred Stock”).

Number and Qualification of Directors

The number of directors of Tailwind, other than those who may be elected by the holders of one or more series of Tailwind preferred stock voting separately by class or series, is fixed exclusively by the Tailwind board of directors pursuant to a resolution adopted by a majority of the board.

Tailwind’s board of directors consists of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.

The New Nuburu board of directors will consist of three classes of directors, designated Class I, Class II and Class III, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Initially, two (2) directors of New Nuburu shall be Class I directors; three (3) directors of New Nuburu shall be Class II directors; and two (2) directors of New Nuburu shall be Class III directors. The number of directors that shall constitute the whole board of directors shall be fixed exclusively by one or more resolutions by a majority vote of the total authorized directorships.

Election of Directors

Subject to any contractual rights of stockholders or the rights of the holders of one or more series of Tailwind preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Tailwind preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Subject to the rights of any holders of any outstanding series of New Nuburu preferred stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Removal of Directors

Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of Tailwind capital stock of Tailwind entitled to vote generally in the election of directors, voting together as a single

The entire New Nuburu board of directors or any individual director may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of New Nuburu entitled to vote at an election of directors.

Tailwind	New Nuburu

class.

Whenever the holders of one or more series of the preferred stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of Tailwind preferred stock.

Removal is subject to the rights of any holders of any outstanding series of New Nuburu preferred stock.

Voting

The holders of shares of Tailwind common stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of Tailwind common stock are entitled to vote.

For so long as any shares of Tailwind Class B common stock remain outstanding, Tailwind shall not, without the prior vote or written consent of the holders of a majority of the shares of Tailwind Class B common stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the Pre-Closing Tailwind Certificate of Incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Tailwind Class B common stock.

Each holder of New Nuburu Common Stock shall have the exclusive right to vote on each matter properly submitted to a vote of stockholders on which such holder is entitled to vote and shall be entitled to one vote for each share of New Nuburu Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter.

Except as otherwise required by law, holders of New Nuburu Common Stock shall not be entitled to vote on any amendment to the Post-Closing New Nuburu Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of preferred stock).

Except as required by law, holders of New Nuburu preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders, other than with respect to certain corporate actions relating to the New Nuburu preferred stock.

Cumulative Voting

Delaware law allows for cumulative voting only if provided for in a corporation’s charter; however, the corporation’s certificate of incorporation does not authorize cumulative voting.	Same as Tailwind.

Vacancies on the Board of Directors

Any vacancies on the corporation’s board of directors resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Subject to the rights of the holders of New Nuburu preferred stock to elect directors under specified circumstances or except as otherwise provided by resolution of directors representing a majority of the total authorized number of directorships of New Nuburu, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Nuburu board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director, and not by the stockholders. A person so elected by the New Nuburu board of directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her

Tailwind	New Nuburu

successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

Stockholder Action by Written Consent

Any action required or permitted to be taken by the Tailwind stockholders must be effected by a meeting of stockholders other than with respect to the Class B common stock with respect to which action may be taken by written consent.

Subject to the rights of holders of New Nuburu preferred stock, any action required or permitted to be taken by stockholders of New Nuburu must be effected at a duly called annual or special meeting of stockholders of New Nuburu and may not be effected by any consent in writing by such stockholders.

Amendment to Certificate of Incorporation and Bylaws

The affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend the bylaws or the Pre-Closing Tailwind Certificate of Incorporation provisions (other than the requirement that any amendment to Article IX of the Pre-Closing Tailwind Certificate of Incorporation (Business Combination Requirements; Existence) prior to the consummation of the initial “business combination” be approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of the common stock).

The affirmative vote of 66 2/3% of the total voting power of all the then outstanding shares of stock, shall be required to adopt, amend or repeal any provision of the Post-Closing New Nuburu Certificate of Incorporation inconsistent with Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI. The affirmative vote of the holders of at least a majority of the voting power of all then outstanding capital stock is required to amend the bylaws; provided that the affirmative vote of 66.7% of the total voting power of all the then outstanding shares of stock, shall be required to adopt, amend or repeal Article VIII of the bylaws.

Quorum

Board of Directors. At all meetings of the board of directors, a majority of the members of the board of directors shall constitute a quorum for the transaction of business.	Same as Tailwind.

Stockholders. At any meeting of stockholders, a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, a majority of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.

Same as Tailwind.

Special Stockholder Meetings

Subject to the rights of the holders of any outstanding series of Tailwind preferred stock, and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairman of the board, chief executive officer, or the board.

Subject to the requirements of applicable law and the rights of holders of New Nuburu preferred stock, special meetings of the stockholders of New Nuburu may be called for any purpose or purposes, at any time only by or at the direction of the chairperson of the New Nuburu board of directors, the chief executive officer, the president or the New Nuburu board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the New Nuburu board of directors.

Tailwind	New Nuburu

Notice of Stockholder Meetings

Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 (Means of Giving Notice) of the corporation’s bylaws to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL. If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the board upon public announcement given before the date previously scheduled for such meeting.

Same as Tailwind.

Annual and Special Meeting Proposals

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (ii) otherwise properly brought before the annual meeting by or at the direction of the board of directors or (iii) otherwise properly brought before the annual meeting by any stockholder of the corporation (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in the corporation’s bylaws and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in the corporation’s bylaws. Notwithstanding anything in the corporation’s bylaws to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to the corporation’s bylaws will be considered for election at such meeting.

In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii) of the corporation’s bylaws, a stockholder’s notice to the secretary with respect to such business, to be timely, must be received by the secretary at the principal executive offices of the corporation not later than the

Same as Tailwind.

Tailwind	New Nuburu

close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is more than 30 days before or more than 70 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the corporation. The public announcement of an adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice.

Only such business shall be conducted at a special meeting of the corporation’s stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation’s notice of meeting by any stockholder of record entitled to vote at such meeting, pursuant to the requirements set forth in the corporation’s bylaws, including the requirement to provide notice not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the date on which public announcement of the date of the special meeting is first made by the corporation.

Limitation of Liability of Directors and Officers

A director of Tailwind shall not be personally liable to Tailwind or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless they violated their duty of loyalty to Tailwind or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

The Post-Closing New Nuburu Governing Documents include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Indemnification of Directors, Officers, Employees and Agents

To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or

Same as Tailwind.

Tailwind	New Nuburu

agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under the corporation’s certificate of incorporation or otherwise. The rights to indemnification and advancement of expenses conferred by the corporation’s certificate of incorporation shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Except for proceedings to enforce rights to indemnification and advancement of expenses, the corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the corporation’s board of directors.

Dividends, Distributions and Stock Repurchases

The Tailwind board may from time to time declare, and Tailwind may pay, dividends (payable in cash, property or shares of Tailwind’s capital stock) on Tailwind’s outstanding shares of capital stock, subject to applicable law and the Pre-Closing Tailwind Certificate of Incorporation.

Subject to applicable law and the rights and preferences of any holders of any outstanding series of New Nuburu preferred stock, the holders of New Nuburu Common Stock, as such, shall be entitled to the payment of dividends on New Nuburu Common Stock when, as and if declared by the New Nuburu board of directors in accordance with applicable law and share equally on a per share basis in such dividends.

Holders of New Nuburu’s Series A Preferred Stock will participate, on an as-converted basis (without regard to any conversion limitations imposed by the Certificate of Designations) in all dividends paid to the holders of New Nuburu’s Common Stock.

Liquidation

Subject to applicable law, the rights, if any, of the holders of any outstanding series of Tailwind preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Tailwind, after payment or provision for payment of the debts and other liabilities of Tailwind, the holders of shares of Tailwind

Subject to applicable law and the rights and preferences of any holders of any shares of any outstanding series of New Nuburu preferred stock, in the event of any liquidation, dissolution or winding up of New Nuburu, whether voluntary or involuntary, the funds and assets of New Nuburu that may be legally

Tailwind	New Nuburu

common stock shall be entitled to receive all the remaining assets of Tailwind available for distribution to its stockholders, ratably in proportion to the number of shares of Tailwind common stock (on an as converted basis with respect to the Class B Common Stock) held by them.

distributed to New Nuburu’s stockholders shall be distributed among the holders of the then outstanding New Nuburu Common Stock pro rata in accordance with the number of shares of New Nuburu Common Stock held by each such holder.

New Nuburu’s Series A Preferred Stock will rank senior to New Nuburu’s Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New Nuburu.

Conversion

Shares of Tailwind Class B common stock shall be convertible into shares of Tailwind Class A common stock on a one-for-one basis (A) at any time and from time to time at the option of the holder thereof and (B) automatically at the Effective Time.

There will be no conversion rights relating to the New Nuburu Common Stock.

The Series A Preferred Stock is convertible at any time into New Nuburu Common Stock at a conversion rate equal to $10.00 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Series A Preferred Stock outstanding) (the “Original Issuance Price”) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of New Nuburu’s Common Stock as displayed under the heading Bloomberg VWAP (“VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations (the “Conversion Price”).

Any conversion will be settled only in shares of New Nuburu Common Stock; provided, that, upon any conversion that would result in the holders beneficially owning greater than 9.99% of our voting stock outstanding as of the conversion date or any individual holder beneficially owning New Nuburu Common Stock in excess of the maximum number of shares of New Nuburu Common Stock that could be issued to the holder without triggering a change of control under the applicable stock exchange listing rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall be paid in cash, based on an amount per share of New Nuburu Common Stock equal to the last reported price per share of the New Nuburu Common Stock on the trading day immediately preceding the conversion date.

If the VWAP is greater than 200% of the Conversion Price for any 20 trading days in a 30-day trading day period, New Nuburu may elect to convert all, but not less than all, of the Series A Preferred Stock then outstanding into New Nuburu Common Stock at a conversion rate with respect to each share of Series A Preferred Stock equal to the Original Issuance Price as of the date of such conversion divided by the then applicable Conversion Price.

Tailwind	New Nuburu

Anti-Takeover Provisions and other Stockholder Protections

Tailwind is not subject to Section 203 of the DGCL. However, the Pre-Closing Tailwind Certificate of Incorporation contains certain provisions that generally limit Tailwind’s ability to engage in a “business combination” (as defined therein) with any “interested stockholder” (as defined therein) for a period of three (3) years following the time that such stockholder became an “interested stockholder,” subject to certain exceptions.

New Nuburu is subject to Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a “business combination” (as defined in the statute) with an “interested stockholder” (as defined in the statute) for three (3) years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Stockholder Rights Plan

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

The corporation does not have a stockholder rights plan currently in effect, but under the DGCL, the corporation’s board of directors could adopt such a plan without stockholder approval.

Same as Tailwind.

Preemptive Rights

There are no preemptive rights relating to shares of the corporation’s common stock	Same as Tailwind.

Tailwind	New Nuburu

Choice of Forum

Unless Tailwind consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Tailwind, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Tailwind to Tailwind or Tailwind’s stockholders, (iii) any action asserting a claim against Tailwind, its directors, officers or employees arising pursuant to any provision of the DGCL or the Pre-Closing Tailwind Governing Documents or (iv) any action asserting a claim against Tailwind, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. This exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.

The Post-Closing New Nuburu Certificate of Incorporation and the bylaws do not mandate a specific forum for adjudication of claims involving internal corporate affairs.

DESCRIPTION OF NEW NUBURU CAPITAL STOCK

Your rights as a New Nuburu stockholder will be governed by Delaware law and the Post-Closing New Nuburu Governing Documents. The following summary of the material terms of the securities of New Nuburu is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the applicable provisions of Delaware law and the Post-Closing New Nuburu Governing Documents carefully and in their entirety because they describe your rights as a holder of shares of New Nuburu Common Stock.

Common Stock

Holders of New Nuburu Common Stock will be entitled to one (1) vote for each share held as of the applicable record date on all matters properly submitted to a vote of stockholders, including the election or removal of directors. Unless specified in the Post-Closing New Nuburu Governing Documents, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the votes cast at any meeting of the New Nuburu stockholders at which there is a quorum by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon will be required to approve any such matter voted on by stockholders. The New Nuburu board of directors will be divided into three (3) classes, each of which will generally serve for a term of three (3) years with only one (1) class of directors being elected each year. New Nuburu stockholders will not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting power of the outstanding capital stock of the Company will be able to elect all of the directors.

Preferred Stock

The Post-Closing Certificate of Incorporation will authorize the issuance of up to 50,000,000 shares of preferred stock and the New Nuburu board of directors by resolution or resolutions, to the maximum extent permitted by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of preferred stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

Series A Preferred Stock

If the Business Combination is consummated, the Certificate of Designations that will be filed on the Closing Date will designate 25,000,000 shares as “Series A Preferred Stock” and will establish the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of New Nuburu Series A Preferred Stock, which are described in more detail below.

Ranking

New Nuburu’s Series A Preferred Stock will rank senior to New Nuburu’s Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of New Nuburu.

Dividends

Holders of New Nuburu’s Series A Preferred Stock will participate, on an as-converted basis (without regard to any conversion limitations) in all dividends paid to the holders of New Nuburu’s Common Stock.

Conversion Rights

The New Nuburu Series A Preferred Stock will be convertible at any time into New Nuburu Common Stock at a conversion rate equal to $10.00 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Series A Preferred Stock outstanding (the “Original Issuance Price”) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of New Nuburu’s Common Stock as displayed under the heading Bloomberg VWAP (the “VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations (the “Conversion Price”).

Any conversion will be settled only in shares of common stock; provided, that, upon any conversion that would result in the holders beneficially owning greater than 9.99% of New Nuburu voting stock outstanding as of the conversion date or any individual holder beneficially owning common stock in excess of the maximum number of shares of common stock that could be issued to the holder without triggering a change of control under the applicable stock exchange listing rules, the excess, if any, of the conversion consideration otherwise payable upon such conversion shall be paid in cash, based on an amount per share of common stock equal to the last reported price per share of the common stock on the trading day immediately preceding the conversion date.

Mandatory Conversion

If the VWAP is greater than 200% of the Conversion Price for any 20 trading days in a 30-day trading day period, New Nuburu may elect to convert all, but not less than all, of the New Nuburu Series A Preferred Stock then outstanding into New Nuburu’s Common Stock at a conversion rate with respect to each share of New Nuburu Series A Preferred Stock equal to the Original Issuance Price as of the date of such conversion divided by the then applicable Conversion Price.

Voting Rights

The holders of New Nuburu Series A Preferred Stock will not be entitled to vote at or receive notice of any meeting of stockholders, except the holders of New Nuburu Series A Preferred Stock will be entitled to certain consent rights on matters related to (i) the creation or authorization of the creation of any equity or debt securities of New Nuburu that rank senior or equal to certain rights of the New Nuburu Series A Preferred Stock and (ii) the authorization of any adverse change to the powers, preferences, or special rights of the New Nuburu Series A Preferred Stock set forth in New Nuburu’s Certificate of Incorporation or Bylaws, and shall have voting rights as required by law.

Redemption

On the second anniversary of the Closing Date (the “Test Date”), New Nuburu must redeem the maximum portion of the New Nuburu Series A Preferred Stock permitted by law in cash at an amount equal to the Original Issuance Price as of such date if the VWAP exceeds the Conversion Price. If, on the Test Date, the VWAP is equal to or less than the Conversion Price, we must convert all shares of New Nuburu Series A Preferred Stock then outstanding into shares of New Nuburu’s Common Stock at the then applicable Conversion Price. Notwithstanding the foregoing, New Nuburu shall not be required to redeem any shares of New Nuburu Series A Preferred Stock to the extent New Nuburu does not have legally available funds to effect such redemption. The mandatory redemption and conversion provisions described herein are further subject to certain limitations detailed in the Certificate of Designations.

Amount to be Outstanding

The shares of New Nuburu Series A Preferred Stock and warrants to purchase shares of New Nuburu Series A Preferred Stock that will be outstanding as of immediately following the Business Combination will be the result of:

●	the Preferred Stock Issuance to the holders of record of New Nuburu Common Stock as of the close of business on the Closing Date, which will include:
●	each Tailwind public stockholder that has not elected to redeem his, her or its shares of Class A Common Stock in connection with the Business Combination, with each such stockholder being entitled to receive one (1) share of New Nuburu Series A Preferred Stock for each one (1) share of Class A Common Stock he, her or it has not so redeemed (see the disclosure under the heading “Unaudited Pro Forma Condensed Combined Financial Information” for more information regarding the amount of outstanding shares of New Nuburu Series A Preferred Stock as a result of various redemption scenarios);
●	each holder of Company Notes, with each such holder being entitled to receive one (1) share of New Nuburu Series A Preferred Stock for each one (1) share of New Nuburu Common Stock such holder receives by virtue of the conversion of such holder’s Company Notes (see “Other Agreements — Company Notes” for more information regarding the amount of outstanding shares of New Nuburu Series A Preferred Stock as a result of the Company Notes); and

●	each former Nuburu stockholder that has not signed a written consent to waive his, her or its right to participate in the Preferred Stock Issuance with respect to shares of New Nuburu Common Stock held by such holder (see “Other Agreements — Written Consent” for more information regarding the amount of holders who, as of the date of this proxy statement/prospectus, do not have a contractual obligation to waive such right), with each such stockholder being entitled to receive one (1) share of New Nuburu Series A Preferred Stock for each one (1) share of New Nuburu Common Stock such stockholder holds immediately following the Effective Time.
●	the issuance of a warrant to Anzu Partners, in connection with the Services Agreement, to purchase 500,000 shares (subject to adjustment) of New Nuburu Series A Preferred Stock in the aggregate (see “Certain Relationships and Related Party Transactions — Nuburu — Services Agreement” for more information regarding such warrant).

Certain Risks Associated with Preferred Stock

As further described above, pursuant to their terms, each share of New Nuburu Series A Preferred Stock could convert into shares of New Nuburu Common Stock (see the subsections entitled “Conversion Rights” and “Mandatory Conversion” above) or could result in an obligation of New Nuburu to redeem the maximum portion of the New Nuburu Series A Preferred Stock permitted by law in cash at an amount equal to the Original Issuance Price (see the subsection entitled “Redemption” above). The conversion of the New Nuburu Series A Preferred Stock would result in dilution to the then existing holders of New Nuburu Common Stock (see the risks associated with the New Nuburu Series A Preferred Stock in the section entitled “Risk Factors,” including in particular “Risk Factors — Risks Related to the Business Combination — Warrants will become exercisable for New Nuburu Common Stock and the New Nuburu Series A Preferred Stock will be convertible into New Nuburu Common Stock, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to New Nuburu stockholders”), and the redemption of the New Nuburu Series A Preferred Stock would result in an obligation of New Nuburu to meet such redemption obligations in cash, which New Nuburu may not have the ability to pay (see the risks associated with the New Nuburu Series A Preferred Stock in “Risk Factors,” including in particular “Risk Factors — Risks Related to the Ownership of New Nuburu Common Stock and New Nuburu Series A Preferred Stock Following the Business Combination — At the two-year anniversary of the Preferred Stock Issuance, New Nuburu is obligated to redeem shares of New Nuburu Series A Preferred Stock for cash. There can be no guarantee that New Nuburu will have funds available to make this redemption.”).

Warrants

New Nuburu warrants consist of 9,700,000 Private Placement Warrants and 16,710,785 Public Warrants (together the “Warrants”).

The Public Warrants

Each whole warrant entitles the registered holder to purchase one share of New Nuburu Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of their initial offering and 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of New Nuburu Common Stock. The warrants will expire five years after the completion of the initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

New Nuburu will not be obligated to deliver any shares of New Nuburu Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to New Nuburu satisfying the obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and New Nuburu will not be obligated to issue a share of New Nuburu Common Stock upon exercise of a warrant unless the share of New Nuburu Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New Nuburu be required to net cash settle any warrant.

New Nuburu has agreed that as soon as practicable, but in no event later than twenty business days after the Closing, New Nuburu will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of New Nuburu Common Stock issuable upon exercise of the warrants, and New Nuburu will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of New Nuburu Common Stock until the warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if the New Nuburu Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Nuburu may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Nuburu so elects, it will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of New Nuburu Common Stock issuable upon exercise of the warrants is not effective by the 60th day after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when New Nuburu will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but New Nuburu will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of New Nuburu Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of New Nuburu Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the New Nuburu Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per share of New Nuburu Common Stock equals or exceeds $18.00.

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the Working Capital Warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the closing price of the New Nuburu Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of New Nuburu Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of New Nuburu Common Stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of New Nuburu Common Stock equals or exceeds $10.00.

Once the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the New Nuburu Common Stock (as defined below) except as otherwise described below;
●	if, and only if, the closing price of the New Nuburu Common Stock equals or exceeds $10.00 per public share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before New Nuburu sends the notice of redemption to the warrant holders; and

●	if the closing price of the New Nuburu Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New Nuburu sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Working Capital Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of New Nuburu Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by New Nuburu pursuant to this redemption feature, based on the “fair market value” of our New Nuburu Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of our New Nuburu Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “Anti-dilution Adjustments” below.

Redemption Date	Fair Market Value of Class A Common Stock
(period to expiration of warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Nuburu Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of New Nuburu Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of New Nuburu Common Stock. At such time as the warrants become exercisable for New Nuburu Common Stock, New Nuburu will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption procedures.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of New Nuburu Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.

If the number of outstanding shares of New Nuburu Common Stock is increased by a stock dividend payable in shares of New Nuburu Common Stock, or by a split-up of shares of New Nuburu Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of New Nuburu Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New Nuburu Common Stock. A rights offering made to all or substantially all holders of New Nuburu Common Stock entitling holders to purchase shares of New Nuburu Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of New Nuburu Common Stock equal to the product of (i) the number of shares of New Nuburu Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of New Nuburu Common Stock) and (ii) one minus the quotient of (x) the price per share of New Nuburu Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of New Nuburu Common Stock, in determining the price payable for shares of New Nuburu Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of the New Nuburu Common Stock as reported during the 10-trading day period ending on the trading day prior to the first date on which the New Nuburu Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the shares of New Nuburu Common Stock on account of such shares of New Nuburu Common Stock, other than (a) as described above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of New Nuburu Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of New Nuburu Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Nuburu Common Stock in respect of such event. If the number of outstanding shares of New Nuburu Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of New Nuburu Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of New Nuburu Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Nuburu Common Stock. Whenever the number of shares of New Nuburu Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Nuburu Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of New Nuburu Common Stock so purchasable immediately thereafter.

The warrants are issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Tailwind. A copy of the Warrant Agreement is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part including the complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision, (ii) amending the provisions relating to cash dividends on shares of common stock as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of New Nuburu Common Stock and any voting rights until they exercise their warrants and receive shares of New Nuburu Common Stock. After the issuance of shares of New Nuburu Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of New Nuburu Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. Additionally, this provision does not apply to claims under the Securities Act, over which the federal and state courts have concurrent jurisdiction.

Private Placement Warrants

The Sponsor has agreed to cancel the 9,700,000 Private Placement Warrants held by Sponsor in connection with the Closing.

Working Capital Warrants

The Working Capital Warrants (including the New Nuburu Common Stock issuable upon exercise of the Working Capital Warrants) will not be transferable, assignable or saleable until 30 days after the completion of the Business Combination (except, under limited exceptions) and they will not be redeemable under certain redemption scenarios by us so long as they are held by our Sponsor or its permitted transferees. Otherwise, the Working Capital Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Working Capital Warrants are held by holders other than the Sponsor or its permitted transferees, the Working Capital Warrants will be redeemable by us under all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. If holders of the Working Capital Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of New Nuburu Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Nuburu Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the New Nuburu Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Annual Stockholder Meetings

New Nuburu will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the New Nuburu board of directors. To the extent permitted under applicable law, New Nuburu may conduct meetings by means of remote communication.

Anti-Takeover Effects of New Nuburu’s Post-Closing Certificate of Incorporation, Bylaws and Certain Provisions of Delaware Law

The Post-Closing Certificate of Incorporation will contain, and our Bylaws and the DGCL contain, provisions as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of the New Nuburu board of directors. These provisions are intended to avoid costly takeover battles, reduce New Nuburu’s vulnerability to a hostile change of control and enhance the ability of the New Nuburu board of directors to maximize stockholder value in connection with any unsolicited offer to acquire New Nuburu. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of New Nuburu by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of New Nuburu Common Stock held by stockholders.

●	Issuance of undesignated preferred stock: Under the Post-Closing New Nuburu Certificate of Incorporation, the New Nuburu board of directors will have the authority, without further action by the stockholders, to issue up to 50,000,000 shares of undesignated preferred stock, of which 25,000,000 shares will, in connection with the Closing, be designated as “Series A Preferred Stock,” with rights and preferences, including voting rights, designated in the Certificate of Designations. When shares of Series A Preferred Stock are converted or otherwise required by New Nuburu, they will be promptly retired and not be reissued as shares of such series, but rather will become authorized but unissued shares of undesignated preferred stock. The existence of authorized but unissued shares of preferred stock would enable the New Nuburu board of directors to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
●	Classified board: The Post-Closing New Nuburu Certificate of Incorporation will provide for a classified Board consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the New Nuburu board of directors.

Election and removal of directors and board vacancies:   The Bylaws provide that directors will be elected by a plurality vote. The Post-Closing Certificate of Incorporation will provide that, subject to the rights of holders of preferred stock of New Nuburu, unless otherwise provided by resolution of the New Nuburu board approved by at least a majority of the total authorized directorships, only the New Nuburu board of directors may fill vacancies and newly created directorships on the board. Directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of New Nuburu entitled to vote in the election of directors. In addition, the number of directors constituting the New Nuburu board of directors may be set only by resolution adopted by a majority vote of the total authorized directorships. These provisions prevent stockholders from increasing the size of the New Nuburu board of directors and gaining control of the New Nuburu board of directors by filling the resulting directorships with their own nominees.

●	Requirements for advance notification of stockholder nominations and proposals: The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.
●	No written consent of stockholders: The Post-Closing New Nuburu Certificate of Incorporation will provide that, subject to the rights of holders of preferred stock of New Nuburu, all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
●	No stockholder ability to call special meetings: The Post-Closing Certificate of Incorporation will provide that, subject to the rights of holders of preferred stock of New Nuburu, only the chairperson of the New Nuburu board of directors, the chief executive officer, the president or the New Nuburu board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the New Nuburu board of directors, may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

●	Amendments to certificate of incorporation and bylaws: Any amendment to the Post-Closing New Nuburu Certificate of Incorporation will be required to be approved by the New Nuburu board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the New Nuburu board of directors, as well as, if required by law or the Post-Closing New Nuburu Certificate of Incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the Post-Closing New Nuburu Certificate of Incorporation must be approved by not less than 66 2/3% of the voting power of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our Bylaws will be required to be approved by either the New Nuburu board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the New Nuburu board of directors, or a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of Article VIII of the Bylaws must be approved by not less than 66.7% of the outstanding shares entitled to vote on the amendment.

These provisions are designed to enhance the likelihood of continued stability in the composition of the New Nuburu board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of our company and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Delaware General Corporation Law Section 203

As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a “business combination” (as defined in the statute) with an “interested stockholder” (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination or the transaction by which the applicable stockholder became an interested stockholder is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the voting power of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of us.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Nuburu’s stockholders have appraisal rights in connection with certain mergers, consolidations or conversions of New Nuburu. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger, consolidation or conversion will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of New Nuburu’s stockholders may bring an action in New Nuburu’s name to procure a judgment in New Nuburu’s favor, also known as a derivative action, if certain conditions are met, provided that the stockholder bringing the action is a holder of New Nuburu’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Post-Closing New Nuburu Governing Documents includes a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New Nuburu and its stockholders, through stockholders’ derivative suits on New Nuburu’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer in certain circumstances, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director and does not apply to officers if the officer has acted in bad faith, knowingly or intentionally violated the law or derived an improper benefit from his or her actions as a director or in the context of an action by or in the right of New Nuburu.

The Post-Closing New Nuburu Certificate of Incorporation provides that New Nuburu must indemnify New Nuburu’s directors, and our Bylaws provide that New Nuburu must indemnify and advance expenses to New Nuburu’s directors and officers, to the fullest extent authorized by the DGCL. New Nuburu also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Nuburu’s directors, officers, employees and agents for some liabilities. New Nuburu believes that these indemnification and advancement provisions and the authority to carry insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Post-Closing New Nuburu Governing Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Nuburu and its stockholders. In addition, your investment may be adversely affected to the extent New Nuburu pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material U.S. federal income tax consequences of (i) the ownership and disposition of New Nuburu Common Stock, (ii) the receipt, ownership and disposition of New Nuburu Series A Preferred Stock and (iii) the exercise by beneficial owners of Class A Common Stock (“Tailwind public shares”) of their redemption rights in connection with the Merger. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. This discussion applies only to beneficial owners of Tailwind public shares, New Nuburu Series A Preferred Stock or New Nuburu Common Stock that hold such Tailwind public shares, New Nuburu Series A Preferred Stock or New Nuburu Common Stock (as applicable) as a capital asset for U.S. federal income tax purposes (generally property held for investment).

For purposes of this discussion, because any unit consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant is separable at the option of the holder, Tailwind is treating any share of Class A common stock and one-half of one Public Warrant held in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of a unit of Tailwind in connection with the merger or exercise of redemption rights generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders are urged to consult their tax advisors with respect to any Tailwind public shares held through a unit of Tailwind.

This discussion is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address the Medicare tax on certain investment income, the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or any non-U.S. tax laws. In addition, this discussion does not address all U.S. federal income tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

●	our sponsor, officers, directors or other holders of our Class B common shares or Private Placement Warrants;
●	Bridge Investors;
●	banks or other financial institutions;
●	tax-exempt entities;
●	insurance companies;
●	dealers in securities or foreign currencies;
●	traders in securities subject to a mark-to-market method of accounting for U.S. federal income tax purposes;
●	subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
●	regulated investment companies, mutual funds or real estate investment trusts;
●	“controlled foreign corporations” or “passive foreign investment companies”;

●	persons that acquired Tailwind public shares or New Nuburu Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
●	U.S. Holders whose functional currency is not the U.S. dollar;
●	former citizens or residents of the United States;
●	persons that hold Tailwind public shares, New Nuburu Series A Preferred Stock or New Nuburu Common Stock as part of a straddle, hedge, integrated transaction or similar transaction; or
●	persons who own five percent or more (by vote or value) of Tailwind public shares or New Nuburu Common Stock.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Tailwind public shares, New Nuburu Series A Preferred Stock or New Nuburu Common Stock, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation or other entity treated as a corporation and organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of Tailwind public shares, New Nuburu Series A Preferred Stock or New Nuburu Common Stock who is or that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes or other pass-through entity holds Tailwind public shares, New Nuburu Series A Preferred Stock or New Nuburu Common Stock, the U.S. federal income tax treatment of a partner in the partnership or equityholder in the pass-through entity will depend upon the status of the partner or equityholder, upon the activities of the partnership or other pass-through entity and upon certain determinations made at the partner or equityholder level. Accordingly, we urge partners in entities or arrangements treated as partnerships for U.S. federal income tax purposes and equityholders in such other pass-through entities holding Tailwind public shares, New Nuburu Series A Preferred Stock or New Nuburu Common Stock to consult their tax advisors regarding the U.S. federal income tax considerations of the exercise by such partnerships or other pass-through entities of their redemption rights in connection with the merger.

The tax consequences discussed above will depend on your specific situation. You are urged to consult with your tax advisor as to the tax consequences of the Merger, the ownership and disposition of New Nuburu Common Stock or New Nuburu Series A Preferred Stock or the redemption of Tailwind public shares in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Subject to the qualifications, assumptions and limitations set forth herein and the U.S. federal income tax opinion filed as Exhibit 8.1 herewith, the following discussion represents the opinion of Willkie Farr & Gallagher LLP, counsel to Tailwind, with respect to the material U.S. federal income tax consequences of the Business Combination to holders of Tailwind securities.

Tax Consequences of the Merger

Tailwind and Nuburu intend that the Merger qualifies as a tax-deferred reorganization pursuant to Section 368(a) of the Code. If the Merger fails to qualify as a tax-deferred reorganization such failure would not cause the Merger to be a taxable event for shareholders of Tailwind. Rather, Tailwind would be treated as acquiring the shares of Nuburu in a taxable transaction, and would receive a tax basis in such shares equal to their cost.

U.S. Holders

U.S. Federal Income Tax Consequences of Ownership and Disposition of New Nuburu Common Stock

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New Nuburu Common Stock to U.S. Holders who hold shares of New Nuburu Common Stock following the Merger.

Distributions on New Nuburu Common Stock

The gross amount of any distribution that is made out of New Nuburu’s current and accumulated profits (as determined for U.S. federal income tax purposes) will be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders on New Nuburu will qualify for the dividends received deduction if the requisite holding period is satisfied. Dividends paid to a non-corporate U.S. Holder will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

To the extent that the amount of any distribution made by New Nuburu on the New Nuburu Common Stock exceeds New Nuburu’s current and accumulated earnings and profits for a taxable year (as determined for U.S. federal income tax purposes), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s New Nuburu Common Stock, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of New Nuburu Common Stock.”

Sale, Exchange, Redemption or Other Taxable Disposition of New Nuburu Common Stock

A U.S. Holder will recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of New Nuburu Common Stock in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such New Nuburu Common Stock. Any gain or loss recognized by a U.S. Holder on a taxable disposition of New Nuburu Common Stock will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the New Nuburu Common Stock exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains recognized by non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of New Nuburu Common Stock will be treated as U.S. source gain or loss.

U.S. Federal Income Tax Consequences of a Redemption of Tailwind Public Shares

We have not requested, and do not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the redemption of Tailwind public shares. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each holder of Tailwind public shares is urged to consult its tax advisor with respect to the particular tax consequence of the redemption to such holder.

The discussion below applies to you if you are a U.S. Holder of Tailwind public shares that exercises the redemption rights described above under “Tailwind Special Meeting of Stockholders — Redemption Rights” with respect to your Tailwind public shares.

Treatment of Redemption

The treatment of a redemption of your Tailwind public shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Tailwind public shares under Section 302 of the Code. If the redemption qualifies as a sale of the Tailwind public shares, you will recognize gain or loss as described below under “— Gain or Loss on Redemptions Treated as a Sale of Tailwind Public Shares” below. If the redemption does not qualify as a sale of Tailwind public shares, you will be treated as receiving a corporate distribution subject to tax as described below under “— Taxation of Redemptions Treated as Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Tailwind public shares treated as held by you (including any shares constructively owned by you, including Tailwind public shares constructively held by you as a result of owning any Public Warrants) relative to all of the Tailwind public shares outstanding both before and after the redemption. The redemption of Tailwind public shares generally will be treated as a sale of the Tailwind public shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in Tailwind, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, you must take into account not only Tailwind public shares actually owned by you, but also Tailwind public shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as Public Warrant). There will be a complete termination of your interest if either (i) all of the shares of Tailwind public shares actually and constructively owned by you are redeemed or (ii) all of the Tailwind public shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of Tailwind public shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in Tailwind. Whether the redemption will result in a meaningful reduction in your proportionate interest in Tailwind will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction.” In order to meet the “substantially disproportionate” test, the percentage of outstanding Tailwind public shares actually and constructively owned by you immediately following the redemption of the Tailwind public shares must, among other requirements, be less than 80% of the percentage of the outstanding Tailwind public shares actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.

If none of the foregoing tests are satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “— Taxation of Redemptions Treated as Distributions,” below. After the application of those rules, any remaining tax basis you have in the redeemed Tailwind public shares will be added to your adjusted tax basis in your remaining Tailwind public shares, or, if you have none, to your adjusted tax basis in Public Warrants held by you or possibly in other shares constructively owned by you. If you hold different blocks of Tailwind public shares (generally, shares of Tailwind purchased or acquired on different dates or at different prices), you are urged to consult your tax advisors to determine how the above rules apply to you.

Taxation of Redemptions Treated as Distributions

If the redemption of your Tailwind public shares does not qualify as a sale of Tailwind public shares, you will be treated as receiving a distribution from Tailwind. You will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of Tailwind’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits will treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “— Gain or Loss on Redemptions Treated as a Sale of Tailwind Public Shares.”

If you are a corporate U.S. Holder, dividends paid by Tailwind to you will be eligible for the dividends- received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.

If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of at least 60 days which begins within a certain number of days before the ex-dividend date and certain other requirements are met (see “— Gain or Loss on Redemptions Treated as a Sale of Tailwind Public Shares” below).

However, it is possible that because of the redemption rights associated with the Tailwind public shares, the holding period of such shares may not be considered to begin until the date of such redemption (and thus it is possible that holding period requirements will not be met as a result).

If you hold different blocks of Tailwind public shares (generally, shares of Tailwind purchased or acquired on different dates or at different prices), you are urged to consult your tax advisors to determine how the above rules apply to you.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Tailwind Public Shares

If a redemption of your Tailwind public shares qualifies as a sale of Tailwind public shares, you will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Tailwind public shares so redeemed.

Any such capital gain or loss will be long-term capital gain or loss if your holding period for the Tailwind public shares so disposed of exceeds one (1) year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

However, it is possible that because of the redemption rights associated with the Tailwind public shares, the holding period of such shares may not be considered to begin until the date of such redemption (and thus it is possible that long-term capital gain or loss treatment may not apply as a result).

If you hold different blocks of Tailwind public shares (generally, shares of Tailwind purchased or acquired on different dates or at different prices), you are urged to consult your tax advisors to determine how the above rules apply to you.

Non-U.S. Holders

U.S. Federal Income Tax Consequences of Ownership and Disposition of New Nuburu Common Stock

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New Nuburu Common Stock to Non-U.S. Holders who hold shares of New Nuburu Common Stock following the Merger.

Distributions on New Nuburu Common Stock

Distributions of cash or property (including a constructive distribution) to a Non-U.S. Holder in respect of New Nuburu Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from New Nuburu’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds New Nuburu’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the New Nuburu Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of New Nuburu Common Stock.”

Dividends paid to a Non-U.S. Holder of New Nuburu Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends will be subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of New Nuburu Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the shares of New Nuburu Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of New Nuburu Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Sale, Exchange, Redemption or Other Taxable Disposition of New Nuburu Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a Non-U.S. Holder on the taxable disposition of New Nuburu Common Stock will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);
●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
●	New Nuburu is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (A) shares of New Nuburu Common Stock are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding shares of New Nuburu Common Stock. There can be no assurance that shares of New Nuburu Common Stock will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of New Nuburu Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Nuburu Common Stock from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Nuburu will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. New Nuburu does not expect to be classified as a “U.S. real property holding corporation” following the Merger. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New Nuburu is or will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Merger or at any future time.

U.S. Federal Income Tax Consequences of a Redemption of Tailwind Public Shares

The discussion below applies to you if you are a “Non-U.S. Holder” of Tailwind public shares who exercises the redemption rights described above under “Tailwind Special Meeting of Stockholders — Redemption Rights” with respect to your Tailwind public shares.

Treatment of Redemption

If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your Tailwind public shares will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Tailwind public shares, as described above under “U.S. Holders — U.S. Federal Income Tax Consequences of a Redemption of Tailwind Public Shares.”

Non-U.S. Holders considering exercising their redemption rights are urged to consult their tax advisors as to whether the redemption of their Tailwind public shares will be treated as a distribution, or as a sale, under the Code.

Taxation of Redemptions Treated as Distributions

If the redemption of your Tailwind public shares does not qualify as a sale or exchange of Tailwind public shares, you will be treated as receiving a distribution from Tailwind, which distribution will be treated as a dividend to the extent the distribution is paid out of Tailwind’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Distributions in excess of such earnings and profits will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “— Gain or Loss on Redemptions Treated as a Sale or Exchange of Tailwind Public Shares” below.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Tailwind Public Shares

If the redemption of your Tailwind public shares qualifies as a sale or exchange of such shares, you will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

●	such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;
●	you are an individual who is present in the United States for one hundred eighty-three (183) days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or
●	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five (5) year period ending on the date of the redemption or the period during which you held Tailwind public shares, and, in the case where our Tailwind public shares are traded on an established securities market, you have owned, directly or constructively, more than 5% of our Tailwind public shares at any time within the shorter of the five (5) year period or your holding period for our Tailwind public shares. We do not believe that we are or have been a U.S. real property holding corporation.

All holders of Tailwind public shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Tailwind public shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Holders of New Nuburu Series A Preferred Stock

The receipt of New Nuburu Series A Preferred Stock in connection with the Preferred Stock Issuance is expected to be treated as a taxable dividend to the recipient for U.S. federal income tax purposes (i) equal to the fair market value of the New Nuburu Series A Preferred Stock received and (ii) to the extent of New Nuburu’s current and accumulated earnings and profits for the taxable year (as determined for U.S. federal income tax purposes) of the Preferred Stock Issuance. If the Preferred Stock Issuance exceeds New Nuburu’s current and accumulated earnings and profits, the excess will be treated, with respect to both U.S. Holders and Non-U.S. Holders, in the same manner as distributions on New Nuburu Common Stock in excess of current and accumulated earnings and profits, as described above under “U.S. Holders — Distributions on New Nuburu Common Stock” and “Non-U.S. Holders — Distributions on New Nuburu Common Stock”, respectively. A recipient of Nuburu Series A Preferred Stock pursuant to the Preferred Stock Issuance will have an initial tax basis in the shares received equal to the fair market value of those shares when received.

It is not expected that New Nuburu will have current or accumulated earnings and profits for the taxable year including the Preferred Stock Issuance, however this expectation is not free from doubt. Holders receiving New Nuburu Series A Preferred Stock in connection with the Preferred Stock Issuance are urged to consult their tax advisors regarding the tax consequences of the Preferred Stock Issuance.

Conversion of Series A Preferred Stock into New Nuburu Common Stock is not expected to be a taxable event for U.S. federal income purposes. Distributions on New Nuburu Series A Preferred Stock will be treated in the same manner, with respect to both U.S. Holders and Non-U.S. Holders, as distributions on New Nuburu Common Stock, as described above under “U.S. Holders — Distributions on New Nuburu Common Stock” and “Non-U.S. Holders — Distributions on New Nuburu Common Stock”, respectively. The sale, exchange, redemption or other taxation disposition of New Nuburu Series A Preferred Stock, by both U.S. Holders and Non-U.S. Holders, will be treated in the same manner as the sale, exchange, redemption, or other taxable disposition of New Nuburu Common Stock, as described above under “U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of New Nuburu Common Stock ” and “Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of New Nuburu Common Stock,” respectively.

Information Reporting and Backup Withholding

Certain payments of dividends and sales proceeds may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may claim a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA

Provisions of the Code (Sections 1471 through 1474) commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends received pursuant to a redemption of stock). Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.

In general, no FATCA withholding will be required with respect to a U.S. Holder or an individual Non-U.S. Holder that timely provides the certifications required on a valid IRS Form W-9 or W-8BEN, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and generally includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in, or accounts with, those entities) have been satisfied, or an exemption applies (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Holders are urged to consult their tax advisors regarding the effects of FATCA.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Tailwind

See “Tailwind Management’s Discussion and Analysis of Financial Condition and Results of Operations – Related Party Transactions.”

Nuburu

In addition to the compensation arrangements, including employment and termination of employment, discussed in the sections titled “New Nuburu Management After the Business Combination” and “Executive and Director Compensation,” the following is a description of each transaction since January 1, 2019, and each currently proposed transaction, in which:

●	Nuburu has been or is to be a participant;
●	the amount involved exceeded or exceeds $120,000; and
●	any of Nuburu’s directors, executive officers, or beneficial holders of more than 5% of any class of Nuburu Capital Stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Financings

Series B-1 Financing

In multiple closings in August 2020, Nuburu issued and sold an aggregate of 24,625,000 shares of Series B-1 Preferred Stock, at a purchase price of $0.80 per share, for an aggregate purchase price of $19.7 million. The table below summarizes the sale of the Nuburu Series B-1 Preferred Stock to related parties.

Stockholder	Shares of Nuburu Series B-1 Preferred Stock	Total Purchase Price Commitment
Anzu Nuburu V LLC(1)	18,093,750	$14,475,000
The Thomas J. Wilson Revocable Trust u/a/d March 13, 2015(2)	6,425,000	$5,140,000
(1)	David Michael and David Seldin are members of the Nuburu board of directors. Mr. Seldin is a managing member of Anzu Partners, which at the time of the financing transaction was the sole manager of Anzu Nuburu V LLC, and now serves as one of its managers. Mr. Michael works with Mr. Seldin with respect to a number of related investment entities.
(2)	Thomas J. Wilson is a member of the Nuburu board of directors and an affiliate of The Thomas J. Wilson Revocable Trust u/a/d March 13, 2015.

Nuburu Series C Preferred Stock Financing

In December 2021, Nuburu sold an aggregate of 985,161 shares of Nuburu Series C Preferred Stock, at a purchase price of $5.00 per share, for an aggregate purchase price of approximately $5 million. The table below summarizes the sale of the Nuburu Series C Preferred Stock to related parties.

Stockholder	Shares of Nuburu Series C Preferred Stock	Total Purchase Price Commitment
Anzu Nuburu LLC(1)	141,842	$709,210
Anzu Nuburu II LLC(1)	58,230	$291,150
Anzu Nuburu III LLC(1)	26,637	$133,185
Anzu Nuburu V LLC(1)	438,452	$2,192,260
W-G Investments LLC(2)	220,000	$1,100,000
(1)	David Michael and David Seldin are members of the Nuburu board of directors. At the time of the financing transaction Mr. Seldin was the sole manager of the Anzu SPVs, which currently hold more than 5% of Nuburu’s capital stock, and currently is one of the managers of the Anzu SPVs. Mr. Michael works with Mr. Seldin with respect to a number of related investment entities.
(2)	Thomas J. Wilson is a member of the Nuburu board of directors and an affiliate of W-G Investments LLC and currently beneficially owns more than 5% of Nuburu’s capital stock.

Company Notes

In multiple closings in August 2022, Nuburu issued and sold Company Notes payable to various investors with aggregate gross proceeds of $5.3 million. The Company Notes accrue interest at a rate of 8% per annum. Unless earlier repaid or converted pursuant to their terms, the outstanding principal amount of and all accrued and unpaid interest on the Company Notes (the “Conversion Amount”) shall, immediately prior to the consummation of the Business Combination, automatically convert into that number of shares of Nuburu Common Stock that would, upon consummation of the Business Combination, receive a number of New Nuburu Common Stock equal to (x) the Conversion Amount divided by (y) $8.50. The table below summarizes the sale of the Company Notes to related parties.

Noteholder	Principal Amount of Company Notes
W-G Investments LLC(1)	$1,000,000
David Seldin(2)	$1,000,000
Ron Nicol(3)	$1,000,000
CST Global LLC(4)	$200,000
Curtis N Maas Revocable Trust	$150,000
(1)	Thomas J. Wilson is a member of the Nuburu board of directors and an affiliate of W-G Investments LLC and currently beneficially owns more than 5% of Nuburu’s capital stock.
(2)	David Seldin is a member of the Nuburu board of directors and at the time of the issuance was the sole manager of the Anzu SPVs that own more than 5% of Nuburu’s capital stock.
(3)	Ron Nicol is a member of the Nuburu board of directors and is expected to be a member of the New Nuburu board of directors.
(4)	David Michael is a member of the Nuburu board of directors and an affiliate of CST Global LLC.

Investors’ Rights Agreement

Nuburu is party to the Amended and Restated Investors’ Rights Agreement, dated as of December 10, 2021, which provides, among other things, that certain holders of its capital stock, including (i) the Anzu Holders, which currently hold more than 5% of Nuburu’s capital stock, and (ii) Thomas J. Wilson as Trustee of the Thomas J. Wilson Revocable Trust u/a/d March 13, 2015 and W-G Investments LLC, which are affiliated with Nuburu director Thomas J. Wilson, have certain registration rights and information rights. David Michael and David Seldin, each of whom are directors of Nuburu, are affiliated with Anzu Partners. This agreement will terminate upon completion of the Business Combination.

Right of First Refusal Agreement

Pursuant to the Amended and Restated Right of First Refusal and Co-sale Agreement, dated as of December 10, 2021 (the “ROFR Agreement”), Nuburu has the right of first refusal with respect to shares of Nuburu capital stock which certain stockholders may propose to sell to other parties. Certain holders of Nuburu capital stock, including (i) the Anzu Holders, which currently hold more than 5% of Nuburu’s capital stock, and (ii) Thomas J. Wilson as Trustee of the Thomas J. Wilson Revocable Trust u/a/d March 13, 2015 and W-G Investments LLC, which are affiliated with Nuburu director Thomas J. Wilson, have certain secondary rights of first refusal and co-sale under the ROFR Agreement. David Michael and David Seldin, each of whom are directors of Nuburu, are affiliated with Anzu Partners. This agreement will terminate upon completion of the Business Combination.

Voting Agreement

Nuburu is a party to the Amended and Restated Voting Agreement, dated as of December 10, 2021, pursuant to which certain holders of its capital stock, including (i) the Anzu Holders, which currently hold more than 5% of Nuburu’s capital stock, (ii) Thomas J. Wilson as Trustee of the Thomas J. Wilson Revocable Trust u/a/d March 13, 2015 and W-G Investments LLC, which are affiliated with Nuburu director Thomas J. Wilson, and (iii) Dr. Mark Zediker, Nuburu’s chief executive officer, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. David Seldin, who is a director of Nuburu, shares voting and investment power with respect to the shares held by the Anzu SPVs. This agreement will terminate upon completion of the Business Combination.

Employment Agreements

Nuburu has entered into employment agreements with its executive officers. See the section entitled “Executive and Director Compensation — Executive Officer Employment Agreements.”

Director and Officer Indemnification

Nuburu’s charter and Nuburu’s bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. For additional information, see “Comparison of Stockholders’ Rights — Indemnification of Directors, Officers, Employees and Agents” and “ — Certain Relationships and Related Person Transactions — New Nuburu — Agreements — Indemnification Agreements.”

Services Agreement

Anzu Partners has provided certain services to Nuburu in the past, including financial analysis support, marketing and communications support, business analysis support, and personnel recruitment support (the “Services”). These Services are expected to continue until the earliest of the completion of the proposed Business Combination, the occurrence of another “Deemed Liquidation Event” as defined in the Nuburu’s Amended and Restated Certificate of Incorporation (a “Deemed Liquidation Event”) and April 30, 2023. Nuburu has reimbursed Anzu Partners on a periodic basis for Anzu Partners’ out-of-pocket expenses relating to these Services. For fiscal years 2019 through 2021, these reimbursements totaled approximately $175,000 in the aggregate. Nuburu entered into an engagement letter with Anzu Partners on August 30, 2022 (the “Services Agreement”) relating to this arrangement pursuant to which Nuburu will, in recognition of past Services, (i) pay $500,000 to Anzu Partners on the earliest of Nuburu or a successor company becoming listed on a national securities exchange (such as through the Business Combination), another Deemed Liquidation Event or December 29, 2023 and (ii) issue a warrant with a strike price of $0.01 per share to Anzu Partners for 500,000 shares of the most senior shares of Nuburu or a successor company (which would be the New Nuburu Series A Preferred Stock in the case of the Business Combination) when Nuburu or a successor company becomes publicly listed or another Deemed Liquidation Event occurs (provided that if such shares are convertible at any ratio other than a one-to-one basis, then the number of shares exercisable shall be adjusted so that the amount of shares into which they are convertible shall be equal to 500,000 less the number of shares previously issued upon exercise under the warrant). This warrant will be exercisable upon issuance and expire on December 31, 2024 of, if later, the first anniversary of becoming exercisable. The further provision of future Services by Anzu Partners will be subject additional terms and conditions set forth in the Services Agreement, including an obligation on Nuburu to reimburse Anzu Partners for out-of-pocket expenses related thereto.

New Nuburu

The following is a description of each transaction since January 1, 2019, and each currently proposed transaction, in which:

●	New Nuburu has been or is to be a participant;
●	the amount involved exceeded or exceeds $120,000; and
●	any of New Nuburu’s directors, executive officers, or beneficial holders of more than 5% of any class of New Nuburu Capital Stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Agreements

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, Tailwind and certain stockholders of Nuburu entered into the Registration Rights Agreement. See “Other Agreements — Registration Rights and Lock-Up Agreement,” which disclosure is incorporated herein by reference.

Sale Option Agreement

In connection with the execution of the Business Combination Agreement, Tailwind and certain stockholders of Nuburu entered into the Sale Option Agreement. See “Other Agreements — Preferred Stock Sale Option Agreement,” which disclosure is incorporated herein by reference.

Stockholder Support Agreement

In connection with the execution of the Business Combination Agreement, Tailwind and certain stockholders of Nuburu entered into the Stockholder Support Agreement. See “Other Agreements — Stockholder Support Agreement,” which disclosure is incorporated herein by reference.

Indemnification Agreements

New Nuburu intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Post-Closing New Nuburu Certificate of Incorporation and the Bylaws. These agreements, among other things, will require New Nuburu to indemnify New Nuburu’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of New Nuburu’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New Nuburu’s request. For more information regarding these indemnification arrangements, see “New Nuburu Management After the Business Combination — Limitation on Liability and Indemnification of Directors and Officers.” Tailwind believes that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in the Post-Closing New Nuburu Certificate of Incorporation and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit New Nuburu and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Director Letter Agreements

Nuburu has entered into letter agreements with the persons expected to serve on the New Nuburu board of directors as non-employee directors. See the section entitled “Executive and Director Compensation — Post-Business Combination Executive and Director Compensation.”

Anzu Designee Letter Agreement

On November 28, 2022, Tailwind, Nuburu and Anzu Partners entered into the Anzu Designee Letter Agreement. See “Other Agreements — Anzu Designee Letter Agreement,” which disclosure is incorporated herein by reference.

Permitted Anzu SPV Transactions

Pursuant to the Registration Rights Agreement, the Anzu SPVs may at any time following the Closing Date transfer otherwise restricted shares of New Nuburu Common Stock if the sale price of the New Nuburu Common Stock at which the transfer occurs (i) exceeds the 10-day VWAP per share of New Nuburu Common Stock, and (ii) exceeds $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), provided that no such transfer shall be permitted until the day that is five business days following the Closing Date (each such transfer by an Anzu SPV, a “Permitted Transfer”).

Pursuant to the Sale Option Agreement, in the event an Anzu SPV transfers any shares of New Nuburu Common Stock beneficially owned or owned of record by such holder prior to the expiration of the Lock-up Period applicable to such holder in a Permitted Transfer, such holder shall notify New Nuburu and New Nuburu, at any time within the later of (i) four business days of the Holder having notified New Nuburu of the Permitted Transfer and (ii) six business days following the occurrence of a Permitted Transfer by such a holder, New Nuburu shall have the right, but not the obligation, to cause such holder to use up to 2/3 of the gross proceeds of the Permitted Transfer to purchase New Nuburu Series A Preferred Stock from New Nuburu at a purchase price of $10.00 per share of New Nuburu Series A Preferred Stock (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) (each such a purchase by an Anzu SPV, a “Preferred Stock Purchase”).

Prior to Closing, the Tailwind board of directors is expected to resolve to recognize the Anzu Investors as “deputized” directors of New Nuburu for purposes of Rule 16b-3 under the Exchange Act with respect to any Permitted Transfers and any Preferred Stock Purchases (collectively, the “Exempt Transactions”). It is expected that in connection with the Closing, the New Nuburu board of directors will ratify the resolutions of the Tailwind board of directors recognizing the Anzu Investors as “deputized” directors of New Nuburu and approving the Exempt Transactions.

Rule 16b-3 exempts from the short-swing profits liability provisions of Section 16(b) of the Exchange Act certain transactions in an issuer’s securities between the issuer or its majority-owned subsidiaries and its officers and directors if, among other things, the transaction is approved in advance by the issuer’s board of directors or a disinterested committee of the issuer’s board of directors. The Rule 16b-3 exemption extends to any such transactions by an entity beneficially owning more than 10% of a class of an issuer’s equity securities if the entity is a “deputized” director because it has a representative on the issuer’s board of directors. The Nuburu board of directors’ intent in determining that the Anzu Holders are “deputized” directors is that the Exempt Transactions will be eligible for the Rule 16b-3 exemption from the short-swing profits liability provisions of Section 16(b) of the Exchange Act.

The Anzu Investors, who immediately following the Closing are expected to own approximately 18,288,426 shares of New Nuburu Common Stock collectively (amounting to approximately 50.6%-53.5% of the outstanding shares of New Nuburu Common Stock depending on the level of redemptions) and 654,749 shares of New Nuburu Series A Preferred Stock (amounting to approximately 12.2%-19.5% of the outstanding shares of New Nuburu Series A Preferred Stock depending on the level of redemptions), have entered into an agreement (the “10b5-1 Sales Plan”) with Tigress pursuant to Rule 10b5-1 under the Exchange Act. The 10b5-1 Sales Plan relates to a total of approximately 18,288,426 shares of New Nuburu Common Stock. It does not relate to any shares of New Nuburu Series A Preferred Stock (whether owned upon Closing or acquired thereafter) or any shares of New Nuburu Common Stock that are issuable upon conversion thereof. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the employee, director, officer or affiliated stockholder when entering into the plan, without further direction from the employee, officer, director or affiliated stockholder. Pursuant to the 10b5-1 Sales Plan, Tigress is authorized to sell all of the shares of New Nuburu Common Stock received by the Anzu Investors at Closing during the period (the “Plan Period”) commencing on the first regular trading day after the effectiveness of the registration statement on Form S-1 covering the resale of such holders’ shares of New Nuburu Common Stock and terminating on the earliest of (i) the date on which Tigress is required to terminate sales under the 10b5-1 Sales Plan pursuant to the terms thereof, including with respect to any given Anzu Investor upon one day’s prior written notice by such Anzu Investor, (ii) December 29, 2023 and (iii) the date that the aggregate number of shares of New Nuburu Common Stock sold under the 10b5-1 Sales Plan results in no remaining shares of New Nuburu Common Stock available for Tigress to sell. Pursuant to the terms of the 10b5-1 Sales Plan, (i) Tigress may not sell any shares of New Nuburu Common Stock under that plan at a price less than (x) $5.00 per share (before deducting commissions and other expenses of sale) or (y) the 10-day VWAP, as calculated pursuant to the Registration Rights and Lock-up Agreement, and (ii) sales by Tigress may not exceed 30% of the traded volume on any given trading day. Each of the Anzu SPVs has agreed in the Sale Option Agreement not to sell any shares of New Nuburu Series A Preferred Stock which it may be required by the Company to purchase pursuant to the Sale Option Agreement or any shares of New Nuburu Common Stock issued upon conversion thereof, absent consent of the Company or for certain related party transfers, gifts or transfers to the Company or certain related parties, while the 10b5-1 Sales Plan is in effect with respect to such Anzu SPV, unless (x) an announcement of a bona fide tender or exchange offer is made by a person other than (A) the Anzu SPVs or (B) an affiliate of the Anzu SPVs where such affiliation does not arise with or through New Nuburu with respect to the New Nuburu Common Stock or New Nuburu Series A Preferred Stock or (y) a public announcement is made by New Nuburu or a person controlled by New Nuburu with respect to a bona fide merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of New Nuburu as a result of which the New Nuburu Common Stock or New Nuburu Series A Preferred Stock will be exchanged for or converted into shares of another company.

On November 28, 2022, Tailwind and certain other parties entered into a Second Amendment to Preferred Stock Sale Option Agreement that, among other things provides that New Nuburu will request the board of directors of New Nuburu, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, to adopt one or more resolutions consistent with the interpretive guidance of the SEC designed to cause each acquisition of shares of New Nuburu Series A Preferred Stock by the Anzu SPVs pursuant to the Sale Option Agreement to be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder to the extent consistent with applicable law (for more information, see “Other Agreements — Preferred Stock Sale Option Agreement”).

Related Person Transactions Policy Following the Business Combination

Upon the Closing, it is anticipated that the New Nuburu board of directors will adopt a written Related Person Transactions Policy that sets forth New Nuburu’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of New Nuburu’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New Nuburu or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to New Nuburu as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New Nuburu’s voting securities (including New Nuburu Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New Nuburu’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to New Nuburu’s audit committee (or, where review by New Nuburu’s audit committee would be inappropriate, to another independent body of the New Nuburu board of directors) for review. To identify related person transactions in advance, New Nuburu will rely on information supplied by New Nuburu’s executive officers, directors and certain significant stockholders. In considering related person transactions, New Nuburu’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

●	the risks, costs, and benefits to New Nuburu;
●	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
●	the terms of the transaction;
●	the availability of other sources for comparable services or products; and
●	the terms available to or from, as the case may be, unrelated third parties.

New Nuburu’s audit committee will approve only those transactions that it determines are fair to New Nuburu and in New Nuburu’s best interests. All of the transactions described in this section were entered into prior to the adoption of such policy.

EXPERTS

The consolidated financial statements of Tailwind Acquisition Corp. have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report which is appearing elsewhere herein. Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Nuburu, Inc. have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report which is appearing elsewhere herein. Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

SUBMISSION OF STOCKHOLDER PROPOSALS

The Tailwind board of directors is aware of no other matter that may be brought before the Tailwind Special Meeting. Under Delaware law, only business that is specified in the notice of a special meeting to stockholders may be transacted at the Tailwind Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at New Nuburu’s next annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws.

In addition, the Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to New Nuburu at our offices at 7442 Tucson Way, Suite 130, Centennial, Colorado 80112, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is more than 30 days before or 70 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting and (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by New Nuburu. Nominations and proposals also must satisfy other requirements set forth in the Bylaws. The board of directors or the chairman of the stockholder meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

LEGAL MATTERS

The legality of shares of New Nuburu Common Stock offered by this proxy statement/prospectus will be passed upon for Tailwind by Willkie Farr & Gallagher LLP.

APPRAISAL RIGHTS

Holders of Tailwind common stock are not entitled to appraisal rights in connection with the merger under Delaware law.

WHERE YOU CAN FIND MORE INFORMATION

Tailwind has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus forms a part of that registration statement.

Tailwind files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Tailwind at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, Tailwind’s corporate website under the heading “SEC Filings,” at http://twnd.tailwindacquisition.com. Tailwind’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Tailwind has been supplied by Tailwind, and all such information relating to Nuburu has been supplied by Nuburu, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of the Company for the Tailwind Special Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, Nuburu or Tailwind that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies. If you would like additional copies of this proxy statement/prospectus or you have questions about the Business Combination, you should contact Morrow Sodali LLC via phone or in writing:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: TWND.info@investor.morrowsodali.com

If you are a stockholder of Tailwind and would like to request documents, please do so no later than five business days before the Tailwind Special Meeting in order to receive them before the Tailwind Special Meeting. If you request any documents from Tailwind, Tailwind will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page
TAILWIND ACQUISITION CORP. FINANCIAL STATEMENTS
Tailwind Acquisition Corp.Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2021 and December 31, 2020	F-3
Consolidated Statements of Operations for the year ended December 31, 2021 and for the period from May 29, 2020 (inception) through December 31, 2020	F-4
Consolidated Statements of Changes in Stockholders’ Deficit for the year ended December 31, 2021 and for the period from May 29, 2020 (inception) through December 31, 2020	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2021 and for the period from May 29, 2020 (Inception) through December 31, 2020	F-6
Consolidated Notes to Financial Statements	F-7

Tailwind Acquisition Corp. Condensed Financial Statements

Condensed Consolidated Balance Sheets as of September 30, 2022 (unaudited) and December 31, 2021	F-20
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2022 and September 30, 2021 (unaudited)	F-21
Condensed Consolidated Statements of Changes in Stockholders’ Deficit for the three and nine months ended September 30, 2022 and September 30, 2021 (unaudited)	F-22
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2022 and September 30, 2021 (unaudited)	F-23
Notes to Condensed Consolidated Financial Statements (unaudited)	F-24

NUBURU, INC. FINANCIAL STATEMENTS

Nuburu, Inc. Unaudited Condensed Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tailwind Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tailwind Acquisition Corp. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2021 and the period from May 29, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from May 29, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by September 9, 2022, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 31, 2022

PCAOB ID Number 100

TAILWIND ACQUISITION CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
ASSETS
Current Assets
Cash	$479,694	$2,245,798
Prepaid expenses	111,667	275,652
Total Current Assets	591,361	2,521,450
Cash and marketable securities held in Trust Account	334,441,194	334,321,131
TOTAL ASSETS	$335,032,555	$336,842,581
LIABILITIES, CLASS A STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$3,867,106	$208,129
Accrued offering costs	109,000	126,000
Total Current Liabilities	3,976,106	334,129
Warrant liabilities	13,733,608	36,975,099
Deferred underwriting fee payable	11,697,550	11,697,550
Total Liabilities	29,407,264	49,006,778
Commitments and Contingencies
Class A common stock subject to possible redemption; 500,000,000 shares authorized, 33,421,570 shares issued and outstanding at $10.00 per share as of December 31, 2021 and 2020	334,215,700	334,215,700
Stockholders’ Deficit
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; and 8,355,393 shares issued and outstanding as of December 31, 2021 and 2020	836	836
Accumulated deficit	(28,591,245)	(46,380,733)
Total Stockholders’ Deficit	(28,590,409)	(46,379,897)
TOTAL LIABILITIES, CLASS A STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$335,032,555	$336,842,581

The accompanying notes are an integral part of the consolidated financial statements.

TAILWIND ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Period
		from May 29,
		2020
		(inception)
	Year Ended	through
	December 31,	December 31,
	2021	2020
Formation and operational costs	$5,572,066	$387,335
Loss from operations	(5,572,066)	(387,355)
Other income (expense):
Interest earned on marketable securities held in Trust Account	120,063	105,431
Transaction costs associated with the Initial Public Offering	—	(715,720)
Change in fair value of warrant liabilities	23,241,491	(16,902,902)
Total other income (expense), net	23,361,554	(17,513,191)
Net income (loss)	$17,789,488	$(17,900,526)
Weighted average shares outstanding, Class A common stock	33,421,570	18,333,191
Basic and diluted income (loss) per share, Class A common stock	$0.43	$(0.68)
Weighted average shares outstanding, Class B common stock	8,355,393	7,969,220
Basic and diluted net income (loss) per share, Class B common stock	$0.43	$(0.68)

The accompanying notes are an integral part of the consolidated financial statements.

TAILWIND ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE PERIOD FROM MAY 29, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 AND FOR THE YEAR ENDED DECEMBER 31,2021

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – May 29, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	8,625,000	863	24,137	—	25,000
Cash proceeds received in excess of fair value of Private Placement Warrants	—	—	—	—	2,328,000	—	2,328,000
Accretion to Common Stock subject to redemption value	—	—	—	—	(2,352,137)	(28,480,234)	(30,832,371)
Forfeiture of Founder Shares	—	—	(269,607)	(27)	—	27	—
Net loss	—	—	—	—	—	(17,900,526)	(17,900,526)
Balance – December 31, 2020	—	—	8,355,393	836	—	(46,380,733)	(46,379,897)
Net income	—	—	—	—	—	17,789,488	17,789,488
Balance – December 31, 2021	—	$—	8,355,393	$836	$—	$(28,591,245)	$(28,590,409)

The accompanying notes are an integral part of the consolidated financial statements.

TAILWIND ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period
		from May 29,
		2020 (inception)
	Year Ended	through
	December 31,	December 31,
	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$17,789,488	$(17,900,526)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of warrant liabilities	(23,241,491)	16,902,902
Transaction costs associated with the Initial Public Offering	—	715,720
Interest earned on marketable securities held in Trust Account	(120,063)	(105,431)
Changes in operating assets and liabilities:
Prepaid expenses	163,985	(275,652)
Accounts payable and accrued expenses	3,658,977	208,129
Net cash used in operating activities	(1,749,104)	(454,858)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	—	(334,215,700)
Net cash used in investing activities	—	(334,215,700)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	327,531,386
Proceeds from sale of Private Placement Warrants	—	9,700,000
Repayment of promissory note – related party	—	(52,250)
Payment of offering costs	(17,000)	(287,780)
Net cash (used in) provided by financing activities	(17,000)	336,916,356
Net Change in Cash	(1,776,104)	2,245,798
Cash – Beginning	2,245,798	—
Cash – Ending	$479,694	$2,245,798
Non-cash investing and financing activities:
Accretion to Class A common stock subject to redemption value	$—	$30,832,371
Offering costs included in accrued offering costs	$—	$126,000
Offering costs paid through promissory note	$—	$52,250
Deferred underwriting fee payable	$—	$11,697,550

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tailwind Acquisition Corp. (the “Company”) was incorporated in Delaware on May 29, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company has one subsidiary, Compass Merger Sub Inc., a direct, wholly owned subsidiary of the Company incorporated in Delaware on February 17, 2021 (“Merger Sub”) (see Note 6).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from May 29, 2020 (inception) through December 31, 2021 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on the marketable securities held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on September 3, 2020. On September 9, 2020 the Company consummated the Initial Public Offering of 33,421,570 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the partial exercise by the underwriter of its over-allotment option in the amount of 3,421,570 Units, at $10.00 per Unit, generating gross proceeds of $334,215,700, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 9,700,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Tailwind Sponsor LLC (the “Sponsor”), generating gross proceeds of $9,700,000, which is described in Note 4.

Transaction costs amounted to $18,847,894, consisting of $6,684,314 in cash underwriting fees, net of reimbursement, $11,697,550 of deferred underwriting fees and $466,030 of other offering costs.

Following the closing of the Initial Public Offering on September 9, 2020, an amount of $334,215,700 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and is invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until September 9, 2022 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes. This liability will not apply with respect to claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern and Liquidity

As of December 31, 2021, the Company has $479,694 in its operating bank accounts and a working capital deficit of $3,279,558.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through September 9, 2022, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. Management may raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties to meet the Company’s working capital needs and to complete the proposed Business Combination before the mandatory liquidation date. The Company may not be able to obtain additional financing. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. The Company intends to complete a Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any Business Combination by September 9, 2022. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Marketable Securities Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, the 33,421,570 shares of Class A common stock subject to possible redemption at December 31, 2021 and 2020, are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

At December 31, 2021 and 2020, the Class A Common Stock reflected in the consolidated balance sheets are reconciled in the following table:

Gross proceeds	$334,215,700
Less:
Proceeds allocated to Public Warrants	(12,700,197)
Class A Common stocks issuance costs	(18,132,174)
Plus:
Accretion of carrying value to redemption value	30,832,371
Class A Common stocks subject to possible redemption	$334,215,700

Offering Costs

Offering costs consist of legal, accounting and other expenses that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs amounted to $18,847,894, of which $18,132,174 were associated with the Class A common stock issue in the amount of $18,132,174 are included in Accretion for Class A common stock subject to redemption amount and $715,720 was expensed to the consolidated statements of operations (see Note 1).

Warrant Liabilities

The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjust the Warrants to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statements of operations. The Private Warrants and the Public Warrants for periods where no observable traded price was available are valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value for both the Public Warrants and Private Warrants as of each reporting date.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2021 and December 31, 2020, the Company had a deferred tax asset of approximately $1,204,000 and $59,000, respectively, which had a full valuation allowance recorded against it.

The Company’s current taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative costs are generally considered start-up costs and are not currently deductible. During the years ended December 31, 2021 and 2020, the Company did not record a provision for income taxes. The Company’s effective tax rate for the years ended December 31, 2021 and 2020 was 0%, which differs from the expected income tax rate mainly due to the start-up costs (discussed above), which are not currently deductible, and permanent differences attributable to the change in the fair value of warrant liabilities.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering and (ii) private placement, since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 26,410,785 Class A common stock in the aggregate. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common stock is the same as basic net income (loss) per common stock for the periods presented.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

			For the Period from May
			29, 2020 (inception)
			through
	Year Ended December 31,		December 31,
	2021		2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common stock
Numerator:
Allocation of net income (loss)	$14,231,590	$3,557,898	$(12,476,946)	$(5,423,580)
Denominator:
Basic and diluted weighted average shares outstanding	33,421,570	8,355,393	18,333,191	7,969,220
Basic and diluted net income (loss) per common stock	$0.43	$0.43	$(0.68)	$(0.68)

For the year ended December 31, 2021 and for the period from May 29, 2020 (inception) through December 31, 2020, basic and diluted shares are the same as there are no securities that are dilutive to the stockholders.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature other than warrant liabilities.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 33,421,570 Units, which includes a partial exercise by the underwriter of its over-allotment option in the amount of 3,421,570 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 9,700,000 Private Placement Warrants, at a price of $1.00 per private placement warrant, or $9,700,000 in the aggregate. Each private placement warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the private placement warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the private placement warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the private placement warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In June 2020, the Sponsor purchased 8,625,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent the underwriter’s over-allotment is not exercised in full. There was an aggregate of up to 269,607 shares that were subject to forfeiture by the Sponsor following the underwriter’s election to partially exercise its over-allotment option so that the number of Founder Shares would collectively represent approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter’s over-allotment option expired unexercised on October 24, 2020, as such 269,607 Founder Shares were forfeited, resulting in there being an aggregate of 8,355,393 Founder Shares outstanding.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on September 9, 2020, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial, and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2021, the Company incurred $120,000 in fees for these services. For the period from May 29, 2020 (inception) through December 31, 2020, the Company incurred $40,000 in fees for these services. As of December 31, 2021 and 2020, there were $50,000 and $40,000, respectively, included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Promissory Note — Related Party

In June 2020, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2020 or the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $52,250 was repaid on September 15, 2020. Funds are no longer available under the Promissory Note.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants, at a price of $1.00 per warrant, of the post Business Combination entity. The warrants would be identical to the Private Placement Warrants. As of December 31, 2021 and 2020, no Working Capital Loans were outstanding.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or ability to successfully complete a business combination, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration and Stockholder Rights

Pursuant to a registration and stockholder rights agreement entered into on September 9, 2020, the holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the

Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and stockholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriter a 45-day option from the date of the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter’s elected to partially exercise the over-allotment option to purchase an additional 3,421,570 Units. The remaining 1,078,430 Units expired unexercised on October 24, 2020.

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $11,697,550 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Termination of Proposed QOMPLX Business Combination

On March 1, 2021, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among the Company, Merger Sub, QOMPLX, Inc. (“QOMPLX”) and Rationem, LLC a Delaware limited liability company, in its capacity as the representative of the stockholders of QOMPLX (the “QOMPLX Stockholder Representative”) (such transactions, the “QOMPLX Business Combination”). On August 17, 2021, the Company and QOMPLX entered into a Termination Agreement, pursuant to which they terminated the Business Combination Agreement in a mutual decision not to pursue the QOMPLX Business Combination. On August 23, 2021, the Company withdrew the registration statement on Form S-4 initially filed with the U.S. Securities and Exchange Commission on March 25, 2021 (the “Registration Statement”).

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021 and 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2021 and 2020, there were 33,421,570 shares of Class A common stock issued and outstanding, which are included as temporary equity on the accompanying consolidated balance sheets.

Class B Common Stock — The Company is authorized to issue 50,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of December 31, 2021 and 2020, there were 8,355,393 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination).

NOTE 8. WARRANTS

As of December 31, 2021, there were 16,710,785 and 9,700,000 Public Warrants and Private Placement Warrants outstanding, respectively.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering and (b) 30 days after the completion of a Business Combination.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00 — Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	At a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class common stock equals or exceeds $10.00 — Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;
●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders; and
●	if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the “Redemption of Warrants when the price per share of Class A common stock equals or exceeds $10.00” described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “Redemption of Warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A common stock as described above under Redemption of warrants for Class A common stock). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

The Company’s net deferred tax assets are as follows:

	December 31,
	2021	2020
Deferred tax assets
Net operating loss carryforward	$19,569	$2,772
Organizational costs/Startup expenses	1,184,552	56,428
Total deferred tax assets	1,204,121	59,200
Valuation allowance	(1,204,121)	(59,200)
Deferred tax assets, net of allowance	$—	$—

The income tax provision consists of the following:

	Years Ended December 31,
	2021	2020
Federal
Deferred	$(1,144,921)	$(59,200)
Change in valuation allowance	1,144,921	59,200
Income tax provision	$—	$—

As of December 31, 2021 and 2020, the Company had $93,186 and $13,199 of U.S. federal and state net operating loss carryovers available to offset future taxable income, respectively. If a business combination is consummated, these net operating losses will be limited by a Section 382 limitation given there will have been a change in control at the Company.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021 and for the period from May 29, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $1,144,921 and $59,200, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2021 and 2020 is as follows:

	December 31,
	2021	2020
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Change in fair value of warrant liabilities	(27.4)%	(19.8)%
Transaction costs associated with the Initial Public Offering	0.0%	(0.8)%
Change in valuation allowance	6.4%	(0.3)%
Income tax provision	0.0%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2021, assets held in the Trust Account were comprised of $2,040 in cash and $334,439,154 in a Treasury Preferred Fund. At December 31, 2020, assets held in the Trust Account were comprised of $1,138 in cash and $334,319,993 in U.S. Treasury Bills. During the year ended December 31, 2021, the Company did not withdraw any interest income from the Trust Account.

The gross holding gains (losses) and fair value of held-to-maturity securities at December 31, 2021 and 2020 are as follows:

			Gross
		Amortized	Holding
	Held-To-Maturity	Cost	Gain (Loss)	Fair Value
December 31, 2021	Treasury Preferred Fund	$334,439,154	$6,468	$334,445,622
December 31, 2020	U.S. Treasury Securities (Matured on 05/04/2021)(1)	$334,319,993	$(1,804)	$334,318,189
(1)	Upon maturity, the proceeds in the Trust Account were invested in a Treasury Preferred Fund.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020 indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

		December 31,	December 31,
	Level	2021	2020
Assets:
Cash and marketable securities held in Trust Account	1	$334,441,194	$334,321,131
Liabilities:
Warrant liabilities – Public Warrants	1	$8,689,608	$23,395,099
Warrant liabilities – Private Placement Warrants	2	$5,044,000	$13,580,000

The Warrants were initially valued using a binomial lattice model. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value as of each relevant date. The subsequent measurements of the Public Warrants after the detachment of the Public Warrants from the Units are classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

The following table presents the changes in the fair value of Level 3 warrant liabilities:

Private
Placement
Fair value as of January 1, 2021	$13,580,000
Change in fair value	(3,686,000)
Transfers out of Level 3 to Level 2	(9,894,000)
Fair value as of December 31, 2021	$—

There were transfers out of Level 3 into Level 2 in the fair value hierarchy of $9,894,000 during the year ended December 31, 2021.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to March 31, 2022, the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

TAILWIND ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets
Cash	$384,522	$479,694
Prepaid expenses	99,687	—
Prepaid taxes	15,400	111,667
Total Current Assets	499,609	591,361
Cash held in Trust Account	33,034,062	334,441,194
TOTAL ASSETS	$33,533,671	$335,032,555
LIABILITIES, CLASS A STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$4,639,823	$3,867,106
Accrued offering costs	—	109,000
Income taxes payable	279,345	—
Total Current Liabilities	4,919,168	3,976,106
Convertible note – related party	600,000	—
Warrant liabilities	2,112,863	13,733,608
Deferred underwriting fee payable	11,697,550	11,697,550
TOTAL LIABILITIES	19,329,581	29,407,264
Commitments and Contingencies
Class A common stock subject to possible redemption, 3,232,841 shares at $10.21 and 33,421,570 shares at $10.00 per share as of September 30, 2022 and December 31, 2021, respectively	32,892,685	334,215,700
Stockholders’ Deficit
Preferred Stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized; no shares issued and outstanding (excluding 3,232,841 and 33,421,570 shares subject to possible redemption) as of September 30, 2022 and December 31, 2021, respectively	—	—
Class B common stock, $0.0001 par value; 50,000,000 shares authorized; and 8,355,393 shares issued and outstanding as of September 30, 2022 and December 31, 2021	836	836
Accumulated deficit	(18,689,431)	(28,591,245)
Total Stockholders’ Deficit	(18,688,595)	(28,590,409)
TOTAL LIABILITIES, CLASS A STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$33,533,671	$335,032,555

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TAILWIND ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Formation and operational costs	$749,880	$386,940	$1,462,117	$4,694,296
Loss from operations	(749,880)	(386,940)	(1,462,117)	(4,694,296)
Other income:
Interest earned on marketable securities held in Trust Account	822,997	18,214	1,573,401	82,072
Change in fair value of warrant liabilities	528,216	20,336,305	11,620,745	21,656,844
Total other income, net	1,351,213	20,354,519	13,194,146	21,738,916
Income before provision for income taxes	601,333	19,967,579	11,732,029	17,044,620
Provision for income taxes	(162,329)	—	(279,345)	—
Net income	$439,004	$19,967,579	$11,452,684	$17,044,620
Basic and diluted weighted average shares outstanding, redeemable Class A common stock	26,530,664	33,421,570	31,099,360	33,421,570
Basic and diluted net income per share, redeemable Class A common stock	$0.01	$0.48	$0.29	$0.41
Basic and diluted weighted average shares outstanding, non-redeemable Class B common stock	8,355,393	8,355,393	8,355,393	8,355,393
Basic and diluted net income per share, non-redeemable Class B common stock	$0.01	$0.48	$0.29	$0.41

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TAILWIND ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2021	—	$—	8,355,393	$836	$—	$(28,591,245)	$(28,590,409)
Net income	—	—	—	—	—	9,161,468	9,161,468
Balance – March 31, 2022	—	—	8,355,393	836	—	(19,429,777)	(19,428,941)
Accretion to common stock subject to redemption amount	—	—	—	—	—	(440,203)	(440,203)
Net income	—	—	—	—	—	1,852,212	1,852,212
Balance – June 30, 2022	—	—	8,355,393	836	—	(18,017,768)	(18,016,932)
Accretion to common stock subject to redemption amount	—	—	—	—	—	(1,110,667)	(1,110,667)
Net income	—	—	—	—	—	439,004	439,004
Balance – September 30, 2022	—	$—	8,355,393	$836	$—	$(18,689,431)	$(18,688,565)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2020	—	$—	8,355,393	$836	$—	$(46,380,733)	$(46,379,897)
Net income	—	—	—	—	—	7,282,560	7,282,560
Balance – March 31, 2021	—	—	8,355,393	836	—	(39,098,173)	(39,097,337)
Net loss	—	—	—	—	—	(10,205,519)	(10,205,519)
Balance – June 30, 2021	—	—	8,355,393	836	—	(49,303,692)	(49,302,856)
Net income	—	—	—	—	—	19,967,579	19,967,579
Balance – September 30, 2021	—	$—	8,355,393	$836	$—	$(29,336,113)	$(29,335,277)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TAILWIND ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended
	September 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$11,452,684	$17,044,620
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(1,573,401)	(82,072)
Change in fair value of warrant liabilities	(11,620,745)	(21,656,844)
Changes in operating assets and liabilities:
Prepaid expenses	11,980	100,860
Prepaid taxes	(15,400)	—
Accounts payable and accrued expenses	663,717	3,058,075
Income tax payable	279,345	—
Net cash used in operating activities	(801,820)	(1,535,361)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(600,000)	—
Cash withdrawn from Trust Account in connection with redemption	302,873,885	—
Cash withdrawn from Trust Account to pay franchise and income taxes	706,648	—
Net cash provided by investing activities	302,980,533	—
Cash Flows from Financing Activities:
Proceeds from convertible promissory note – related party	600,000	—
Redemption of Class A common stock	(302,873,885)	—
Payment of offering costs	—	(17,000)
Net cash used in financing activities	(302,273,885)	(17,000)
Net Change in Cash	(95,172)	(1,552,361)
Cash – Beginning	479,694	2,245,798
Cash – Ending	$384,522	$693,437

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Tailwind Acquisition Corp. (the “Company”) was incorporated in Delaware on May 29, 2020. The Company was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company has one subsidiary, Compass Merger Sub Inc., a direct, wholly owned subsidiary of the Company incorporated in Delaware on February 17, 2021 (“Merger Sub”) (see Note 6).

The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2022, the Company had not commenced any operations. All activity for the period from May 29, 2020 (inception) through September 30, 2022 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and identifying a target company for a Business Combination, in particular, activities in connection with the potential acquisition of Nuburu (see Note 6). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on the marketable securities held in the Trust Account (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on September 3, 2020. On September 9, 2020, the Company consummated the Initial Public Offering of 33,421,570 units (the “Units” and, with respect to the Class A common stock included in the Units sold, the “Public Shares”), which includes the partial exercise by the underwriter of its over-allotment option in the amount of 3,421,570 Units, at $10.00 per Unit, generating gross proceeds of $334,215,700, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 9,700,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Tailwind Sponsor LLC (the “Sponsor”), generating gross proceeds of $9,700,000, which is described in Note 4.

Transaction costs amounted to $18,847,894, consisting of $6,684,314 in cash underwriting fees, $11,697,550 of deferred underwriting fees and $466,030 of other offering costs.

Following the closing of the Initial Public Offering on September 9, 2020, an amount of $334,215,700 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and until September 2, 2022, was invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act. On September 2, 2022 the funds in the Trust Account were moved into a non-interest bearing, segregated account, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires an interest in the target business or assets sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange rules and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange rules, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

The Company initially had until September 9, 2022 to complete a Business Combination (the “Combination Period”). As disclosed in the definitive proxy statement filed by the Company with the SEC on August 18, 2022, as supplemented (the “Proxy Statement”), relating to the special meeting of stockholders (the “Extension Meeting”), the Sponsor agreed that if the Extension Amendment Proposal (as defined below) was approved, it or one or more of its affiliates, members or third-party designees (the “Lender”) would contribute to the Company as a loan $600,000 to be deposited into the trust account established in connection with the Company’s initial public offering. In addition, in the event the Company does not consummate an initial business combination by the Charter Extension Date (as defined below), the Lender would contribute to the Company as a loan up to $150,000 in two equal installments to be deposited into the Trust Account for each of two one-month extensions following the Charter Extension Date. Accordingly, on September 9, 2022, the Company issued an unsecured promissory note in the principal amount of up to $750,000 (the “Note”) to the Sponsor. The Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Note have been deposited in the Trust Account in connection with the Charter Amendment (as defined below). The Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company. On September 7, 2022, the Company held the Extension Meeting to amend the Company’s certificate of incorporation (the “Charter Amendment”) to extend the date (the “Termination Date”) by which the Company has to consummate a business combination from September 9, 2022 (the “Original Termination Date”) to January 9, 2023 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to two times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable deadlines, until March 9, 2023, or a total of up to six months after the Original Termination Date, unless the closing of the Company’s initial business combination shall have occurred prior to such date (the “Extension Amendment Proposal”). The stockholders of the Company approved the Extension Amendment Proposal at the Extension Meeting and on September 9, 2022, the Company filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 30,188,729 shares of Class A common stock of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.03 per share, for an aggregate redemption amount of $302,873,885.

If the Company is unable to complete a Business Combination by the Charter Extension Date, as extended in accordance with the Charter Amendment, if applicable, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes. This liability will not apply with respect to claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of September 30, 2022, the Company has $384,522 in its operating bank accounts and a working capital deficit of $4,278,182.

On September 9, 2022, the Company issued an unsecured promissory note in the principal amount of up to $600,000 to the Sponsor. The Company may request an additional aggregate amount of up to $150,000, which may be drawn down in two equal tranches. The Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Note have been deposited in the Trust Account in connection with the Charter Amendment. The Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company. As of September 30, 2022, there is $600,000 outstanding under the Note.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

On March 1, 2021, Tailwind entered into a business combination agreement with Merger Sub, QOMPLX and the QOMPLX Stockholder Representative. On August 17, 2021, the Company and QOMPLX terminated the business combination agreement in a mutual decision not to pursue the QOMPLX Business Combination.

On August 5, 2022, Tailwind entered into a Merger Agreement, by and among the company, Merger Sub, and Nuburu. See Note 6 below for a description of the Merger Agreement and the transactions contemplated thereby.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, suspending the pursuit of a Business Combination. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through January 9, 2023, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. Management may raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties to meet the Company’s working capital needs and to complete the Proposed Business Combination before the mandatory liquidation date. The Company may not be able to obtain additional financing. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. The Company intends to complete a Business Combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate any Business Combination by January 9, 2023. These condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on March 31, 2022. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2022 and December 31, 2021.

Marketable Securities Held in Trust Account

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying condensed consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events.

In connection with the vote to approve the Charter Amendment, the holders of 30,188,729 shares of Class A common stock of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.03 per share, for an aggregate redemption amount of $302,873,885.

Accordingly, the 3,232,841 and 33,421,570 shares of Class A common stock subject to possible redemption at September 30, 2022 and December 31, 2021, respectively, are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed consolidated balance sheets.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Class A common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid in capital and accumulated deficit.

At September 30, 2022 and December 31, 2021, the Class A common stock reflected in the condensed consolidated balance sheets are reconciled in the following table:

Gross proceeds	$334,215,700
Less:
Proceeds allocated to Public Warrants	(12,700,197)
Common stock issuance costs	(18,132,174)
Plus:
Accretion of carrying value to redemption value	30,832,371
Class A Common stock subject to possible redemption, December 31, 2021	334,215,700
Plus:
Accretion of carrying value to redemption value	—
Class A Common stock subject to possible redemption, March 31, 2022	334,215,700
Plus:
Accretion of carrying value to redemption value	440,203
Class A Common stock subject to possible redemption, June 30, 2022	334,655,903
Less:
Redemption of Class A common stock on September 7, 2022	(302,873,885)
Plus:
Accretion of carrying value to redemption value	1,110,667
Class A Common stock subject to possible redemption, September 30, 2022	$32,892,685

Offering Costs

Offering costs consist of legal, accounting and other expenses that are directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs amounted to $18,847,894, of which $18,132,174 were associated with the Class A common stock are included in accretion for Class A common stock subject to redemption amount and $715,720 was expensed to the consolidated statements of operations (see Note 1).

Warrant Liabilities

The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjust the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statements of operations. The Private Warrants and the Public Warrants for periods where no observable traded price was available are valued using a binomial lattice model. For periods subsequent to the detachment of the Public Warrants from the Units, the Public Warrant quoted market price was used as the fair value for both the Public Warrants and Private Warrants as of each reporting date.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of September 30, 2022 and December 31, 2021, the Company’s deferred tax asset had a full valuation allowance recorded against it.

ASC 740-270-25-2 requires that an annual effective tax rate be determined and such annual effective rate applied to year to date income in interim periods under ASC 740-270-30-5. Our effective tax rate was 26.99% and 0.00% for the three months ended September 30, 2022 and 2021, respectively, and 2.38% and 0.00% for the nine months ended September 30, 2022 and 2021, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2022 and 2021, due to changes in fair value in warrant liability and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. The Company has two classes of shares, which are referred to as Class A common stock and Class B common stock. Income and losses are shared pro rata between the two classes of shares. Net income per common stock is computed by dividing net income by the weighted average number of common stock outstanding for the period. The Company applies the two-class method in calculating earnings per share. Accretion associated with the redeemable shares of Class A common stock is excluded from earnings per share as the redemption value approximates fair value.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

The calculation of diluted income per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering and (ii) private placement, since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 26,410,785 Class A common stock in the aggregate. As of September 30, 2022 and 2021, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income per common stock is the same as basic net income per common stock for the periods presented.

	Three Months Ended				Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
	2022		2021		2022		2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Numerator:
Allocation of net income	$333,860	$105,144	$15,974,063	$3,993,516	$9,027,332	$2,425,352	$13,635,696	$3,408,924
Denominator:
Basic and diluted weighted average ordinary share outstanding	26,530,664	8,355,393	33,421,570	8,355,393	31,099,360	8,355,393	33,421,570	8,355,393
Basic and diluted net income per ordinary share	$0.01	$0.01	$0.48	$0.48	$0.29	$0.29	$0.41	$0.41

For the three and nine months ended September 30, 2022 and 2021, basic and diluted shares are the same as there are no securities that are dilutive to the stockholders under the treasury stock method.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Coverage limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature other than derivative warrant liability.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The adoption of ASU 2020-06 did not have an impact on the Company’s condensed consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 33,421,570 Units, which includes a partial exercise by the underwriter of its over-allotment option in the amount of 3,421,570 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 9,700,000 Private Placement Warrants, at a price of $1.00 per private placement warrant, or $9,700,000 in the aggregate. Each private placement warrant is exercisable to purchase one share of common stock at an exercise price of $11.50 per share, subject to adjustment (see Note 8). A portion of the proceeds from the private placement warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the private placement warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the private placement warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In June 2020, the Sponsor purchased 8,625,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent the underwriter’s over-allotment is not exercised in full. There was an aggregate of up to 269,607 shares that were subject to forfeiture by the Sponsor following the underwriter’s election to partially exercise its over-allotment option so that the number of Founder Shares would collectively represent approximately 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter’s over-allotment option expired unexercised on October 24, 2020, as such 269,607 Founder Shares were forfeited, resulting in there being an aggregate of 8,355,393 Founder Shares outstanding.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on September 9, 2020, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and secretarial, and administrative support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three months and nine months ended September 30, 2022 and 2021, the Company incurred $30,000 and $90,000 in fees for these services, respectively, of which $20,000 and $50,000 of such fee is included in accrued expenses in the accompanying condensed consolidated balance sheets as of September 30, 2022 and December 31, 2021, respectively.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

Promissory Note — Related Party

In June 2020, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2020 or the consummation of the Initial Public Offering. The outstanding balance under the Promissory Note of $52,250 was repaid on September 15, 2020. Funds are no longer available under the Promissory Note.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants, at a price of $1.00 per warrant, of the post Business Combination entity. The warrants would be identical to the Private Placement Warrants.

On September 9, 2022, the Company issued an unsecured promissory note in the principal amount of up to $600,000 to the Sponsor. The Company may request an additional aggregate amount of up to $150,000, which may be drawn down in two equal tranches. The Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Note have been deposited in the Trust Account in connection with the Charter Amendment. The Note may be converted, in whole or in part, at the option of the Lender into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the initial public offering of the Company. As of September 30, 2022, there is $600,000 outstanding under this Note.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or ability to successfully complete a business combination, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Registration and Stockholder Rights

Pursuant to a registration and stockholder rights agreement entered into on September 9, 2020, the holders of the Founder Shares, Private Placement Warrants, and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Class A common stock). The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration and stockholder rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriter a 45-day option from the date of the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The underwriter’s elected to partially exercise the over-allotment option to purchase an additional 3,421,570 Units. The remaining 1,078,430 Units expired unexercised on October 24, 2020.

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $11,697,550 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

On August 3, 2022, the Company and underwriter executed a waiver letter confirming the underwriter’s resignation and waiver of its entitlement to the payment of deferred fee under the terms of the underwriting agreement solely with respect to the proposed Business Combination between the Company and Nuburu Inc. (the “Proposed Business Combination”). This results in a gain contingency, as such the gain will be recognized once the contingency is resolved and the business combination with Nuburu is closed.

The Proposed Business Combination

On August 5, 2022, the Company (hereinafter referred to as Tailwind in this Note 6) entered into a business combination agreement (the “Business Combination Agreement”) with Merger Sub and Nuburu, Inc., a Delaware corporation (“Nuburu”) (the “Proposed Business Combination”). Capitalized terms used but not otherwise defined in this Note 6 will have the meanings given to

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

them in the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Tailwind on August 8, 2022.

The Merger

Pursuant to the terms of the Business Combination Agreement, Tailwind will acquire Nuburu through the merger of Merger Sub with and into Nuburu, with Nuburu surviving the merger (the “Surviving Corporation”) as a wholly owned subsidiary of Tailwind (the “Merger”). In connection with the Merger, Tailwind will be renamed “Nuburu, Inc.” (the “Post-Combination Company”) and Nuburu will be renamed to “Nuburu Subsidiary, Inc.”

At the effective time of the Merger (the “Effective Time”):

●	Each share of Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock (“Nuburu Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of common stock, par value $0.0001 per share, of Tailwind (“New SPAC Common Stock”) equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00 (such shares of Nuburu Preferred Stock receiving a number of shares of New SPAC Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Nuburu Common Stock (as defined below) that such share of Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.
●	Each share of Nuburu common stock, par value $0.0001 per share (“Nuburu Common Stock”) issued and outstanding shall be canceled and converted into the right to receive the number of shares of New SPAC Common Stock equal to the Common Stock Exchange Ratio.
●	Each outstanding option to purchase shares of Nuburu Common Stock (each such option, a “Nuburu Option”), whether vested or unvested, will be converted into an option to purchase a number of shares of New SPAC Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Nuburu Common Stock subject to such Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Nuburu Option immediately prior to the Effective Time.
●	Each outstanding restricted stock unit granted by Nuburu (each a “Nuburu RSU”) will be converted into a restricted stock unit of New SPAC Common Stock (such option, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Nuburu RSU immediately prior to the Effective Time.
●	Each outstanding warrant to purchase shares of Nuburu Common Stock will be treated in accordance with its terms, as may be amended prior to the Closing, with any amendments subject to Tailwind’s prior written consent, not to be unreasonably withheld, conditioned, or delayed.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

●	Each outstanding convertible promissory note issued by Nuburu (each a “Convertible Note”) will be canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Convertible Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and subsequently converted into New SPAC Common Stock (and with such shares being entitled to participate in the Preferred Stock Issuance).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The “Aggregate Common Stock Merger Consideration” means a number of shares of New SPAC Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New SPAC Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Company Common Stock basis, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the full exercise, exchange or conversion of Company Warrants, Company Options, Company RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

Preferred Stock Issuance

Prior to the Closing, Tailwind shall declare an issuance of shares of New SPAC Series A Preferred Stock to the holders of record of New SPAC Common Stock as of as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who have waived its entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance by executing the Written Consent (which, for clarity, excludes shares of New SPAC Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who shall have waived right, title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement (as defined below)), with one share of New SPAC Series A Preferred Stock to be issued in respect of each such share of New SPAC Common Stock. For clarity, any stockholder of the Company that has elected to redeem their shares in connection with the Proposed Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder will not be a record holder of New SPAC Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the New SPAC Series A Preferred Stock are set forth in a Certificate of Designations to be filed in connection with the Closing. The issuance will be conditioned upon the occurrence of the Effective Time and occur as of the close of business on the Closing Date.

The Business Combination Agreement contains customary representations, warranties and covenants by the parties thereto as further described in the Business Combination Agreement.

Mutual Conditions

Under the terms of the Business Combination Agreement, the obligations of Nuburu, Tailwind and Merger Sub to consummate the Proposed Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions: (i) the Written Consent of the stockholders of Nuburu shall have been delivered to Tailwind; (ii) the SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of Tailwind in accordance with the SPAC Organizational Documents and Law; (iii) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Business Combination, including the Merger, illegal or otherwise prohibiting consummation of the Proposed Business Combination; (iv) the Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or threatened by the SEC; and (v) Tailwind shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

Tailwind Conditions to Closing

Additionally, under the terms of the Business Combination Agreement, the obligations of Tailwind and Merger Sub to consummate the Proposed Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, among other customary closing conditions, no Company Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date.

Nuburu Conditions to Closing

Additionally, under the terms of the Business Combination Agreement, the obligations of Nuburu to consummate the Proposed Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, among other customary closing conditions, no SPAC Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date.

Termination

The Business Combination Agreement allows the parties to terminate the agreement upon the occurrence of certain conditions, including if the Effective Time has not occurred by March 9, 2023 (the “Outside Date”). Additionally, the Business Combination Agreement may be terminated (i) by Tailwind if Nuburu’s board of directors, prior to obtaining the Written Consent, makes a Company Adverse Recommendation Change; (ii) by Tailwind if Nuburu fails to deliver the Written Consent within two Business Days after the Registration Statement becomes effective; (iii) by Tailwind within 30 days, based on its due diligence review of Nuburu, (iv) by Tailwind or Nuburu for a period of 10 business days, such period commencing on the date that is 45 days following a Lincoln Park Diligence Termination (as defined below), provided the parties do not obtain adequate alternative financing and (v) by Nuburu prior to the receipt of the Company Stockholder Approval, if Nuburu’s board of directors authorizes Nuburu to enter into a definitive agreement with respect to a unsolicited superior Company Acquisition Proposal and Nuburu enters into such definitive agreement with respect to such proposal. In the event that the Business Combination Agreement is terminated by Nuburu pursuant to an authorization of Nuburu’s board of directors to enter into a definitive agreement with respect to an unsolicited superior Company Acquisition Proposal (other than another SPAC Acquisition Proposal), Nuburu must pay Tailwind a termination fee of $15 million within two Business Days of such termination.

For additional information, refer to Tailwind’s Current Report on Form 8-K, as filed with the SEC on August 8, 2022.

NOTE 7. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2022 and December 31, 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 500,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At September 30, 2022, there were 3,232,841 Class A common stock issued and outstanding net of 30,188,729 Class A common stock redeemed on September 7, 2022 and at December 31, 2021, there were 33,421,570 shares of Class A common stock issued and outstanding, which are included as temporary equity on the accompanying condensed consolidated balance sheets.

Class B Common Stock — The Company is authorized to issue 50,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were 8,355,393 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination).

NOTE 8. WARRANTS

As of September 30, 2022 and December 31, 2021, there were 16,710,785 and 9,700,000 Public Warrants and Private Placement Warrants outstanding, respectively.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 12 months from the closing of the Initial Public Offering and (b) 30 days after the completion of a Business Combination.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue any shares of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but it will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but the Company will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

Redemptions of warrants when the price of Class A common stock equals or exceeds $18.00 — Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

If and when the Public Warrants become redeemable by the Company, it may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class common stock equals or exceeds $10.00 — Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;
●	if, and only if, the last reported sale price of the Class A common stock equals or exceeds $10.00 per share (as adjusted per stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders; and
●	if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price and the “Redemption of Warrants when the price per share of Class A common stock equals or exceeds $10.00” described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

“Redemption of Warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees (except for a number of shares of Class A common stock as described above under Redemption of warrants for Class A common stock). If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At September 30, 2022, assets held in the Trust Account were comprised of $33,034,062 in cash. At December 31, 2021, assets held in the Trust Account were comprised of $2,040 in cash and $334,439,154 in a Treasury Preferred Fund. For the three and nine months ended September 30, 2022, the Company withdrew $706,648 of interest income from the Trust Account. For the three and nine months ended September 30, 2021, the Company did not withdraw any interest income from the Trust Account.

The gross holding gains (losses) and fair value of held-to-maturity securities at September 30, 2022 and December 31, 2021 are as follows:

Gross
		Amortized	Holding
	Held-To-Maturity	Cost	(Loss) Gain	Fair Value
September 30, 2022	U.S. Treasury Bills (Matured on August 18, 2022)	$—	$—	$—
December 31, 2021	Treasury Preferred Fund (Matured on February 17, 2022)	$334,439,154	$6,468	$334,445,622

TAILWIND ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

(Unaudited)

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2022 and December 31, 2021 indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

		September 30,	December 31,
	Level	2022	2021
Assets:
Cash and marketable securities held in Trust Account	1	$33,034,062	$334,441,194
Liabilities:
Warrant Liability – Public Warrants	1	$1,336,863	$8,689,608
Warrant Liability – Private Placement Warrants	2	$776,000	$5,044,000

The Warrants were initially valued using a binomial lattice model. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value as of each relevant date. The subsequent measurements of the Public Warrants after the detachment of the Public Warrants from the Units are classified as Level 1 due to the use of an observable market quote in an active market. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

The following table presents the changes in the fair value of Level 3 warrant liabilities:

Private
Placement
Fair value as of January 1, 2021	$13,580,000
Change in fair value	(3,686,000)
Fair value as of March 31, 2021	9,894,000
Transfers out of Level 3 to Level 2	(9,894,000)
Fair value as of September 30, 2021	$—

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

On October 7, 2022, the Company issued a press release announcing the transfer of its listing to NYSE American LLC (“NYSE American”). In connection with listing on NYSE American, the Company voluntarily delisted from The New York Stock Exchange. The Company transferred its listing to NYSE American on October 12, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nuburu, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Nuburu, Inc. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2021 and 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, and in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained recurring operating losses and negative cash flows from operating activities and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

East Brunswick, New Jersey

March 25, 2022

NUBURU, INC.

BALANCE SHEETS

As of December 31,	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$6,007,575	$8,394,553
Accounts receivable	223,275	53,000
Inventories, net	410,098	741,674
Prepaid expenses and other	70,073	24,260
Total current assets	6,711,021	9,213,487
Property and equipment, net	3,980,280	4,139,740
Construction in progress	—	304,000
Deposits	34,359	34,359
TOTAL ASSETS	$10,725,660	$13,691,586
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$221,188	$245,335
Accrued expenses	646,863	423,232
Contract liabilities	173,050	35,776
Total current liabilities	1,041,101	704,343
Noncurrent liability – deferred rent	96,484	107,330
Total liabilities	$1,137,585	$811,673
Shareholders’ equity:
Common stock, $0.0001 par value; 70,000,000 shares authorized, 9,999,051 and 9,949,051 shares issued and outstanding as of December 31, 2021 and 2020, respectively	$999	$994
Preferred stock
Series A preferred stock, $0.0001 par value; 12,000,000 shares authorized, 8,000,000 issued and outstanding	800	800
Series A‑1 preferred stock, $0.0001 par value; 3,520,914 shares authorized, 3,478,263 issued and outstanding	348	348
Series B preferred stock, $0.0001 par value; 4,000,000 shares authorized, 3,123,088 issued and outstanding	312	312
Series B‑1 preferred stock, $0.0001 par value; 24,625,000 shares authorized, 24,625,000 issued and outstanding	2,463	2,463
Series C preferred stock, $0.0001 par value; 1,128,594 shares authorized, 1,128,594 and 0 issued and outstanding as of December 31, 2021 and 2020, respectively	113	—
Additional paid‑in capital	56,646,247	50,554,228
Accumulated deficit	(47,063,207)	(37,679,232)
Total shareholders’ equity	9,588,075	12,879,913
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,725,660	$13,691,586

See accompanying notes to financial statements.

NUBURU, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31,	2021	2020
Net revenues	$376,665	$692,459
Cost of revenues
Materials	24,605	149,868
Direct labor	570,432	699,605
Direct job costs	822,509	1,678,554
Overhead	348,723	246,492
Total cost of revenues	$1,766,269	$2,774,519
Gross margin	$(1,389,604)	$(2,082,060)
Operating expenses
Research and development	2,463,307	3,103,539
Sales and marketing	1,647,552	1,308,783
General and administrative	3,884,677	3,550,636
Total operating expenses	$7,995,536	$7,962,958
Loss from operations	(9,385,140)	(10,045,018)
Other income (expense)
Interest income	$1,165	$12,763
Interest expense	—	(1,652,959)
PPP income	—	640,677
Other	—	20,000
Total other income (expense)	$1,165	$(979,519)
NET LOSS	$(9,383,975)	$(11,024,537)
Net loss available to common shareholders	$(12,240,023)	$(13,130,590)
Loss per common share – basic and diluted	$(1.23)	$(1.32)
Weighted average common shares outstanding – basic and diluted	9,973,846	9,928,478

See accompanying notes to financial statements.

NUBURU, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

							Total
	Preferred Stock		Common Stock			Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Paid‑in Capital	deficit	equity
Balances at January 1, 2020	14,601,351	$1,460	9,914,885	$991	$30,664,135	$(26,654,695)	$4,011,891
Issuance of Series B‑1 preferred stock	24,625,000	2,463	—	—	19,697,537	—	19,700,000
Issuance of common stock – options exercised	—	—	34,166	3	5,547	—	5,550
Share based compensation	—	—	—	—	187,009	—	187,009
Net loss	—	—	—	—	—	(11,024,537)	(11,024,537)
Balances at December 31, 2020	39,226,351	3,923	9,949,051	994	50,554,228	(37,679,232)	12,879,913
Issuance of Series C preferred stock	1,128,594	113	—	—	5,642,857	—	5,642,970
Issuance of common stock – options exercised	—	—	50,000	5	7,795	—	7,800
Share based compensation	—	—	—	—	441,367	—	441,367
Net loss	—	—	—	—	—	(9,383,975)	(9,383,975)
Balances at December 31, 2021	40,354,945	$4,036	9,999,051	$999	$56,646,247	$(47,063,207)	$9,588,075

See accompanying notes to financial statements.

NUBURU, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2021	2020
Cash flows from operating activities
Net loss	$(9,383,975)	$(11,024,537)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	546,944	478,502
Share based compensation expense	441,367	187,009
Loss on disposal of property and equipment	147,469	563,733
Write‑down of inventory	—	572,928
Provision for obsolete inventory	566,079	429,707
Amortization of discount on debt	—	1,314,301
Changes in operating assets and liabilities:
Inventories	(234,503)	(534,353)
Accounts Receivable	(170,275)	(53,000)
Prepaid expenses and other	(45,813)	21,088
Accounts payable	(24,147)	(295,131)
Accrued interest	—	(351,342)
Accrued expenses	223,631	249,718
Contract liabilities	137,274	35,776
Deferred rent	(10,846)	(515)
Net cash used in operating activities	(7,806,795)	(8,406,116)
Cash flows from investing activities
Proceeds from the sale of property and equipment	195,492	—
Purchases of property and equipment	(426,445)	(866,244)
Net cash used in investing activities	(230,953)	(866,244)
Cash flows from financing activities
Principal payments on note payable, related party	—	(7,000,000)
Proceeds from issuance of common stock – options exercised	7,800	5,550
Proceeds from issuance of preferred stock	5,642,970	19,700,000
Net cash provided by financing activities	5,650,770	12,705,550
Net change in cash and cash equivalents	(2,386,978)	3,433,190
Cash and cash equivalents, beginning of year	8,394,553	4,961,363
Cash and cash equivalents, end of year	$6,007,575	$8,394,553
Supplemental cash flow information
Cash paid during the year for interest	$—	$700,000

See accompanying notes to financial statements.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Nuburu, Inc. (the “Company”) is a Delaware corporation, located in Centennial, Colorado. The Company was formed on January 8, 2015 and filed a restated certificate with Delaware on March 21, 2015. Nuburu is developing high power, precision “blue light engine” lasers for the metal processing and 3D printing industries.

Basis of Presentation, Going Concern and Management’s Liquidity Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2021, the Company has an accumulated deficit of $47,063,207. In addition, the Company sustained a net loss of $9,383,975 and used net cash in operating activities of $7,806,795 for the year ended December 31, 2021 and has cash on hand of $6,007,575, which factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company plans to finance its operations with proceeds from the sale of equity securities or debt, however, there is no assurance that management’s plans to obtain additional debt or equity financing will be successfully implemented, or implemented on terms favorable to the Company. The financial statements do not include any adjustments relating to the recovery and classification of asset amounts or the amounts and classification of recorded liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions made by management include, but are not limited to, the Company’s inventory reserve and valuation of options and warrants issued. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid investments, which are readily convertible to cash and have remaining maturities of three months or less at the date of acquisition. At December 31, 2021 and 2020, all of the cash on hand was considered cash equivalents.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Accounts Receivable

Accounts receivables consist of uncollateralized obligations due from customers under normal trade terms. The carrying value of the receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The allowance for doubtful accounts is estimated by management based on the nature and the age of outstanding receivables, historical collection experience and existing economic conditions. Past due receivables are written off when the Company’s collection efforts have been deemed unsuccessful in collecting the amounts past due. Bad debt recoveries are credited to the allowance account as collected. An allowance for doubtful accounts was not considered necessary by management at December 31, 2021 and 2020.

Inventories, net

All inventories are stated at the lower of cost determined on the first-in, first-out basis or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. At December 31, 2021 and 2020, the Company’s inventory reserve was $995,785 and $429,707, respectively. The inventory reserve relates to slow moving and obsolete inventory and is included within inventory on the balance sheets.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

During 2020, the Company wrote down inventory of $572,928 related to its lower of cost or net realizable value analysis. No such adjustment existed during the year ended December 31, 2021.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization of property and equipment on the straight-line basis for financial accounting purposes, and on an accelerated basis for tax purposes, over the estimated useful life of the respective asset.

Maintenance and repairs are charged to expense as incurred and major renewals or betterments which extend the life of such assets are capitalized based on the shorter of life of lease or estimated useful life. The net gain or loss on property retired or otherwise disposed of is credited or charged to operating expenses and the costs and accumulated depreciation and amortization are removed from the accounts.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Description	Years
Computer equipment	5
Office furniture and equipment	7
Leasehold improvements	Lease term or useful life, whichever is shorter
Machinery and equipment	10

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets being reviewed for impairment, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. No impairment loss was recognized for the years ended December 31, 2021 or 2020.

Deferred Rent

Rent expense on non-cancelable leases containing known future scheduled rent increases or free rent periods is recorded on a straight-line basis over the respective lease term. The lease term begins when the Company has the right to control the use of the leased property and includes the initial non-cancelable lease term plus any periods covered by renewal options that the Company is reasonably assured of exercising. The difference between rent expense and rent paid is accounted for as deferred rent and is amortized to rent expense over the lease term. At December 31, 2021 and 2020, the Company has recognized deferred rent of $96,484 and $107,330, respectively.

Tenant improvement allowances received from landlords on operating leases are recognized as leasehold improvements and a tenant improvement liability. The leasehold improvements are amortized over the lease term and the tenant improvement liability is accreted on a straight-line basis over the lease term as a reduction in rent expense. The tenant improvement liability is included in the deferred rent liability on the balance sheets.

Revenue Recognition

The Company’s primary business activity involves sales and installation services of high powered lasers. The Company has sales to customers throughout the U.S., Europe, and Asia. All sales are settled in U.S dollars.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

In 2020, the Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASC 606). For the periods prior to the adoption of ASC 606, revenues from contracts were recognized in accordance with ASC 605. The Company applied the modified-retrospective method of adoption of ASC 606 which allowed the new accounting standard to be applied only to contracts that were not considered substantially complete as of January 1, 2020. There were no contracts not considered substantially complete as of January 1, 2020, and therefore, there was no change to reported assets, liabilities, equity, revenue or expenses and no cumulative adjustment for prior periods as a result of adopting this standard.

In order to determine revenue recognition for arrangements that the Company determines are within the scope of the new revenue recognition standard, the Company performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that they will collect the consideration they are entitled to in exchange for the goods or services they transfer to the customer. At contract inception, the Company assesses the goods or services promised within each contract and determines the performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes revenue for the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Determining the method and amount of revenue to recognize requires the Company to make judgments and estimates which include determining whether the performance obligation is satisfied over time or at a point in time, the selection of method to measure progress towards completion, and determining if the contract includes any variable consideration or material right elements.

The Company’s primary performance obligations include product sales and installation services. Revenue for product sales is recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Revenue for installation services is recognized over time, as the service is rendered. For this performance obligation, the Company has a right to consideration from customers that corresponds directly with the value to the customers of the Company’s performance completed to date, and as such, the Company recognizes revenue in the amount to which it has a right to invoice the customer. Typically, invoices are issued upon shipment or completion of services, which varies based on the product and service duration.

The Company allocates the transaction price based on the estimated relative standalone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions; the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved standard pricing related to the performance obligations.

Special consideration is given to change orders. A change order will be treated as a separate contract if the additional goods or services are distinct. The payment terms and conditions in customer contracts vary. However, the Company typically does not have contracts with customers in which payment terms are greater than 90 days. As such, the Company does not assess whether a significant financing component exists if the period between when it performs its obligations under the contract and when the customer pays, is one year or less.

Contract liabilities consist of customer deposits that are applied to invoices as the performance obligation is performed. Accounts receivable and contract liabilities as of December 31, 2021 and 2020, were as follows:

	Accounts	Contract
	Receivable	Liabilities
January 1, 2020	$—	$—
December 31, 2020	$53,000	$35,776
December 31, 2021	$223,275	$173,050

In 2021, the Company recognized $35,776 in revenue that was included in the beginning of year contract liabilities when the Company satisfied the associated performance obligations during 2021.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

The Company recognizes freight and shipping costs associated with outbound freight after control over a product has transferred to a customer, as a fulfillment cost and includes those costs in materials within cost of revenues. Revenue received from shipping and handling fees is reflected in net revenues.

The Company’s standard terms and conditions which are applicable to the Company’s contracts covering the sale of its products include warranty provisions that provide assurance to its customers that the products will comply with agreed upon specifications, which is standard in the industry. The product warranty is accounted for in accordance with the guidelines under ASC 460-10, Guarantees. Therefore, losses from warranty obligations are accrued when the amount of loss can be reasonably estimated, and the information is available before the financial statements are issued or are available to be issued.

The Company has determined that the nature, amount, timing, and uncertainty of revenue and cash flow are most significantly affected by their customer concentration, changes in technology, and adverse changes in the economy that may have an adverse impact on the ability of customers to contract with and pay the Company.

Revenues from contracts with customers are disaggregated as follows:

Years Ended December 31,	2021	2020
Revenues recognized at a point in time	$365,889	$669,537
Revenues recognized over time	10,776	22,922
Total	$376,665	$692,459

Income Taxes

Income taxes are accounted for in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Income taxes are recognized for the current year and for the impact of deferred tax assets and liabilities, which represent the future tax consequences of events that have been recognized differently in the financial statements than for income tax purposes. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax assets and liabilities.

In the event the future consequences of differences between financial reporting bases and tax bases of assets and liabilities result in a deferred tax asset, the Company performs an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a net deferred tax asset is recorded when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company recorded a full valuation allowance as of December 31, 2021 and December 31, 2020, as it is more likely than not that the Company will not be able to utilize the net deferred tax assets in the foreseeable future (see Note 10). The Company maintains valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances.

The Company recognizes in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of operating expense. Management has evaluated the Company’s tax positions and concluded the Company has taken no uncertain tax positions that would require adjustment to the financial statements to comply with the provisions of this guidance. As there were no uncertain tax positions as of December 31, 2021 and 2020, no interest or penalties were recorded to operating expense. Tax returns filed by the Company remain open to federal and state income tax examinations through the statutory time periods.

Cost of Revenue

Cost of revenue primarily consists of the cost of materials and employee compensation associated with the manufacturing of our high powered lasers. Product cost also includes lower of cost or net realizable value inventory, or LCNRV, adjustments if the carrying value of the inventory is greater than its net realizable.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

Research and Development

Research and development consists of costs primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services and laboratory supplied incurred to further the Company’s commercialization development efforts. Research and development costs are charged to operations when incurred and are included in operating expenses. Research and development expense for the years ended December 31, 2021 and 2020 was $2,463,307 and $3,103,539, respectively.

Selling and Marketing

Selling and marketing expenses consist primarily of compensation and related costs for the Company’s direct sales force, sales management, marketing and include stock-based compensation, employee benefits and travel expenses. Selling and marketing expenses also include costs related to trade shows and marketing programs. Selling and marketing costs are expensed as incurred. Selling and marketing expense for the years ended December 31, 2021 and 2020 was $1,647,552 and $1,308,783, respectively.

General and Administrative

General and administrative expenses consist primarily of compensation and related costs for finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include third-party consulting and advisory services, legal, audit, accounting services and facilities costs. General and administrative costs are expensed as incurred. General and administrative expense for the years ended December 31, 2021 and 2020 was $3,884,677 and $3,550,636, respectively.

Share-Based Compensation Expense

The Company measures and recognizes the compensation expense for all share-based awards made to employees based on estimated fair values. The fair value of employee stock options is estimated on the date of grant using the Black-Scholes model. The fair value for time-based stock awards is based on the grant date share price reduced by the present value of the expected dividend yield prior to vesting. The fair value of market-based stock awards is estimated using an option-pricing model on the date of grant. Share-based compensation expense is reduced for forfeitures. The Company accounts for forfeitures as they occur.

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding during the year.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU revise the accounting related to lessee accounting. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for substantially all leases with lease terms in excess of twelve months. The new lease guidance also simplifies the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective January 1, 2022 for the Company, which is based on an extension that was issued by the FASB in June 2020, under ASU No. 2020-05. The Company has begun to assess the effect that the implementation of this ASU will have on its financial statements and related disclosures.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Operations and Summary of Significant Accounting Policies (Continued)

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The guidance simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective January 1, 2022. The Company has begun to assess the effect that the implementation of this ASU will have on its financial statements and related disclosures.

Note 2: Property and Equipment

Property and equipment at December 31, 2021 and 2020 consist of the following:

	2021	2020
Machinery and equipment	$4,534,801	$4,265,125
Leasehold improvements	810,248	808,408
Furniture and office equipment	180,747	179,679
Computer equipment and software	81,981	111,519
	5,607,777	5,364,731
Less accumulated depreciation and amortization	1,627,497	1,224,991
Property and equipment, net	$3,980,280	$4,139,740

Depreciation and amortization expense was $546,944 and $478,502 for the years ended December 31, 2021 and 2020, respectively.

Losses from the disposal of property and equipment was $147,469 and $563,733 for the years ended December 31, 2021 and 2020, respectively, and are included in selling and administrative expenses in the statements of operations.

Note 3: Inventories

Inventories at December 31, 2021 and 2020 consist of the following:

	2021	2020

Raw materials and supplies	$864,771	$832,680
Work‑in‑process	69,435	83,874
Finished goods	471,677	254,827
	1,405,883	1,171,381
Less inventory reserve	(995,785)	(429,707)
Total	$410,098	$741,674

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4: Note Payable, Related Party

On May 16, 2019, the Company entered into a promissory note agreement for $7,000,000 with a shareholder. In conjunction with this note, the Company issued a warrant to purchase 3,500,000 of the Company’s common stock (see Note 8). The note accrued interest annually at 8% and required no principal or interest payments until its maturity date of December 31, 2020. The entire balance, including unpaid interest, was due upon maturity and the note was unsecured. For the year ended December 31, 2020, the Company recognized $338,658 of interest expense related to this loan. In addition, the Company recognized interest expense related to the warrant issued in conjunction with the promissory note in the amount of $1,314,301 for the year ended December 31, 2020 (see Note 8).

In August 2020, the Company completed its Series B-1 capital raise. In conjunction with the capital raise, the Company paid off this promissory note and related accrued interest in full with its proceeds from the capital raise.

Note 5: Lease Commitments

The Company leases office facilities under noncancellable operating leases that expire in various years through June 2023 and requires the Company to pay certain executory costs (property taxes, maintenance and insurance). The leases have monthly base rental payments ranging from $7,147 to $15,098. Certain leases call for an annual increase in the monthly base rental payment.

In September 2019, the Company renegotiated these leases into a single lease that has monthly base rental payments ranging from $28,388 to $31,949 and expires on December 31, 2024. The Company is recognizing rent expense on a straight-line basis for this lease with increasing monthly base rental payments and a deferred rent liability is included in the balance sheets (Note 1).

Total rent under these operating agreements, which includes base rent and common area maintenance costs, totaled $428,003 and $461,182 for the years ended December 31, 2021 and 2020, respectively.

Future minimum lease payments under operating leases are as follows:

Years Ending December 31,	Amount
2022	$361,324
2023	372,214
2024	383,383
Total	$1,116,921

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6: Preferred Stock

The rights and preferences of the preferred stock are as follows:

Dividends — The preferred stock Series A, A-1, B, B-1, and C are subject to a cumulative annual dividend rate of 6% per share (which shall accrue from day to day) on the Series’ Original Issue Price, whether or not declared. At December 31, 2021, $3,227,559 in Series A preferred stock dividends, $1,429,728 in Series A-1 preferred stock dividends, $3,995,233 in Series B preferred stock dividends, $1,631,127 in Series B-1 preferred stock dividends, and $17,122 in Series C preferred stock dividends were in arrears.

Liquidation — In the event of liquidation, dissolution, or winding up of the Company, or a merger or a similar extraordinary transaction, preferred shareholders are entitled to receive, on a pari passu basis and in preference to common shareholders, an amount equal to the original purchase price plus cumulative annual dividends at a rate of 6% per annum. Upon a liquidation event, at December 31, 2021, preferred stock holders’ liquidation value amounts to $11,227,559, $5,429,728, $19,610,673, $21,331,127 and $11,303,062 for Series A, Series A-1, Series B, Series B-1 and Series C, respectively.

Voting — On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of the stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by each holder are convertible, as of the record date, for determining stockholders entitled to vote on such matter.

Conversion — Preferred shares are convertible into one common stock at the conversion prices based on the preferred stock series. Series A preferred stock is convertible at $1.00 per share, Series A-1 convertible at $1.15, Series B at $5.00 per share, Series B-1 at $0.80 per share, and Series C at $5.00 per share. All preferred share series can be converted into common at anytime.

Note 7: Share-Based Compensation

The Company has an employee share-based compensation plan under which options may be granted in order to attract and retain talent, provide additional incentive, and promote the success of the Company. Under this plan, the maximum aggregate number of Company shares that may be granted is 11,580,870 shares. The options vest according to a vesting schedule, and expire on the tenth anniversary of each respective grant date. Management anticipates the average term of the options will be five years. Management has reserved a pool of shares to be issued when the options are exercised.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions including the fair value of the Company’s common stock, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Share-Based Compensation (Continued)

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2021 and 2020 are as follows:

Years Ended December 31,	2021	2020
Risk free interest rate	0.86%	0.53%
Expected dividend yield	—	—
Expected volatility	36%	36%
Expected life (years)	5	5
Fair value per stock option issued	$3.21	$0.15

A summary of the Company’s stock option plan and the changes during the years ended December 31, 2021 and 2020 are presented below:

		Weighted‑Average
	Options	Exercise Price
Options outstanding, January 1, 2020	1,255,249	$1.02
Granted	7,373,686	0.78
Exercised	(34,166)	0.16
Forfeited	(137,105)	2.24
Options outstanding, December 31, 2020	8,457,664	0.80
Granted	410,000	0.15
Exercised	(50,000)	0.16
Forfeited	(2,695,544)	0.18
Options outstanding, December 31, 2021	6,122,120	$1.03
Exercisable, December 31, 2021	3,454,090	$0.80

Information related to the stock options exercised for each year follows:

	2021	2020
Total intrinsic value	$—	$18,732
Cash received	$7,800	$5,550

Stock-based compensation expense of $441,367 and $187,009, net of forfeitures, was recognized for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to stock option awards was $1,029,497 as of December 31, 2021, and will be recognized over a period of approximately 3 years.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 8: Warrants

On September 1, 2017, in connection with the sale of additional stock to shareholders, the Company issued a warrant to a shareholder to purchase 500,000 shares of common stock, at an exercise price of $2.20. The warrant may be exercised during the period beginning on the date of grant through the exercise expiration date, August 31, 2027. As of December 31, 2021, the warrant remains outstanding.

On May 16, 2019, in connection with the execution of the promissory note payable with a shareholder (see Note 4), the Company issued a warrant to purchase 3,500,000 shares of common stock, at an exercise price of $2.24. The warrant may be exercised during the period beginning on the date of grant through the exercise expiration date, May 16, 2024. The warrant has been recognized as an equity instrument and accordingly, in 2019, the company recognized $2,138,889 on a discount on the promissory note payable through additional paid-in capital at the time of issuance. The discount on the promissory note payable was amortized over the life of the loan and included in interest expense. For the year ended December 31, 2020, the Company recognized interest expense related to the amortization of the related debt discount in the amount of $1,314,301. The discount was fully amortized in 2020, therefore there was no additional interest expense in 2021. The Company utilized the Black Scholes model to determine the fair market of the warrant on the date of issuance. As of December 31, 2021, the warrant remains outstanding.

Note 9: Fair Value Measurements

U.S. GAAP provides a uniform framework for the definition, measurement and disclosure of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Such accounting guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date
Level 2

Significant other observation inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; and other inputs that are observable or can be corroborated by observable market data.

Level 3	Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value of the stock options and warrants granted were determined using Level 3 inputs, based on a binomial pricing model (Black Scholes). The assumptions and methodology used are reviewed by management to ensure the estimated fair value complies with accounting standards generally accepted in the United States (Notes 7 and 8).

Note 10: Income Taxes

The components of income tax expense (benefit) consisted of the following:

Years Ended December 31,	2021	2020
Current	$—	$—
Deferred	—	—
Total income tax expense	$—	$—

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 10: Income Taxes (Continued)

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31, 2021 and 2020, is as follows:

Years Ended December 31,	2021	2020
Tax benefit at the statutory rate	$(1,970,635)	$(2,315,153)
Increase (decrease) in taxes resulting from:
State taxes	434,478	(458,243)
Deferred state tax rate changes	912,268	—
PPP loan forgiveness	—	(134,542)
Research and development tax credits	(278,596)	(278,596)
Other	58,606	(112,643)
Change in valuation allowance	843,879	3,299,177
Total income tax benefit	$—	$—

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

As of December 31,	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$6,909,965	$5,818,214
Research and development credits	1,155,623	877,027
Business tax credit carryforward	2,690,320	3,418,605
Accrued expenses	69,965	84,544
Stock based compensation	64,476	—
Inventory reserve	209,410	105,956
Total deferred tax assets before valuation allowance	11,099,759	10,304,346
Less valuation allowance	(10,825,941)	(9,982,062)
Subtotal deferred tax assets	273,818	322,284
Deferred tax liabilities:
Fixed assets	(273,818)	(322,284)
Total deferred tax liabilities	(273,818)	(322,284)
Net deferred tax asset (liability)	$—	$—

At December 31, 2021 and 2020, the Company had approximately $33,000,000 and $23,600,000, respectively, of unused federal net operating losses and approximately $23,600,000 and $23,500,000, respectively, of unused state net operating loss carryforwards, that may be applied against future federal and state taxable income. If not utilized, the Company has approximately $1,300,000 of federal and $1,300,000 of state carryforwards at December 31, 2021 and 2020, that expire in the year 2035 through 2038 with the remainder having an indefinite carryforward. In addition, the Company had federal research credit carryforwards as of December 31, 2021 and 2020 of approximately $1,100,000 and $900,000, respectively, of which will expire in the year 2035 through 2041, if not utilized.

As of December 31, 2021 and 2020, the Company has determined that it is more likely than not that the Company will not recognize the future tax benefit of the deferred tax assets, and has recognized a valuation allowance of approximately $10,830,000 and $9,980,000, respectively.

In response to the novel coronavirus COVID-19, the Coronavirus Aid, Relief, and Economic Security Act temporarily repealed the 80% limitation for net operating losses arising in 2018, 2019 and 2020. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more “5-percent shareholders” increase their ownership, in the aggregate, by more than 50 percentage points over a 36month time period testing period, or beginning the day after the most recent ownership change, if shorter. The annual limitation may result in the expiration of net operating losses and credits before utilization.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 11: Earnings Per Share

Basic earnings per share (“EPS”) is computed based on the weighted average number of shares actually outstanding. Diluted EPS amounts are based on the assumption that outstanding stock options are exercised at their option price with the proceeds used to purchase common stock at market value.

The following data show the amounts used in computing EPS and the effect on income and the weighted average number of shares:

	2021	2020
Net loss	$(9,383,975)	$(11,024,537)
Dividends on preferred stock	(2,856,048)	(2,106,053)
Net loss available to common shareholders used in basic and diluted EPS	$(12,240,023)	$(13,130,590)
Weighted average number of common shares used in basic and diluted EPS	9,973,846	9,928,478
Loss per common share – basic and diluted	$(1.23)	$(1.32)

Dividends on preferred stock were not paid during the years ended December 31, 2021 and 2020. Dividends on preferred stock are cumulative and have been included as an adjustment to calculate net loss available to common shareholders.

At December 31, 2021 the Company excluded 6,122,912 potentially dilutive shares of common stock issuable upon exercise of stock options and 4,000,000 potentially dilutive shares of common stock issuable upon the exercise of warrants because of their antidilutive effect.

At December 31, 2020 the Company excluded 8,458,456 potentially dilutive shares of common stock issuable upon exercise of stock options and 4,000,000 potentially dilutive shares of common stock issuable upon the exercise of warrants because of their antidilutive effect.

Note 12: Concentrations, Risks, and Uncertainties

Credit Risk

The Company routinely maintains balances in bank accounts in excess of federally insured limits. The Federal Deposit Insurance Corporation standard insurance limit is $250,000 per depositor, per insured bank, for each account ownership activity. The Company has not experienced any losses in such accounts, and management believes there is no significant concentration of credit risk with respect to these accounts.

NUBURU, INC.

NOTES TO FINANCIAL STATEMENTS

Note 12: Concentrations, Risks, and Uncertainties (Continued)

Major Customers

Five customers accounted for 34%, 22%, 16%, 12%, and 12%, respectively, of the Company’s revenue for the year ended December 31, 2021. For the year ended December 31, 2020, four customers accounted for 20%, 19%, 15%, and 12%, respectively, of the Company’s revenue.

Three such customers accounted for 40%, 39%, and 16%, respectively, of the Company’s accounts receivable as of December 31, 2021. There were no amounts due from major customers as of December 31, 2020.

Business Risk

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see Note 1), competition form substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Note 13: PPP Loan

The Company applied for and received a loan of $640,677 on April 27, 2020 pursuant to the Paycheck Protection Program, administered by the Small Business Administration (SBA). If the proceeds were used to pay for qualifying expenses and certain other criteria were met, the SBA would forgive all or a portion of the loan. In March 2021, the full amount of proceeds of $640,677 was forgiven by the SBA. In 2020, the Company viewed the PPP proceeds as a grant rather than a loan by analogizing to guidance in International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance. As a result, during 2020 the Company recorded PPP proceeds of $640,677 as other income to match the related expenses incurred during the current period as management had determined that it was probable that the entire PPP loan would be forgiven.

Note 14: Business Conditions

As of the date of issuance of the financial statements, the Company’s operations have not been significantly impacted by the COVID-19 pandemic, however, the Company continues to monitor the situation. While the Company’s results of operations, cash flows and financial condition could be negatively impacted, the extent of the impact cannot be reasonably estimated at this time.

The impact of the Russian invasion of Ukraine and the related sanctions imposed by the United States and other countries on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Note 15: Subsequent Events

In January 2022, the Company received $188,890 of additional funding from shareholders in exchange for the issuance of 37,778 shares of Series C preferred stock. The rights and preferences of the preferred stock are discussed in Note 6.

The Company has evaluated subsequent events through March 25, 2022, which is the date the financial statements were available to be issued. Except as noted above, there have been no subsequent events.

NUBURU, INC.

CONDENSED BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,047,780	$6,007,575
Accounts receivable	743,725	223,275
Inventories, net	1, 105,260	410,098
Deferred financing costs	2,834,802	—
Prepaid expenses and other	83,254	70,073
Total current assets	8,814,821	6,711,021
Property and equipment, net	3, 820,026	3,980,280
Construction in progress	26,628	—
Right-of-use assets	716,507	—
Deposits	34,359	34,359
TOTAL ASSETS	$13,412,341	$10,725,660
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,906,078	$221,188
Accrued expenses	1,491,256	646,863
Operating lease liability	335,665	—
Contract liabilities	259,225	173,050
Convertible notes payable	5,300,000	—
Total current liabilities	11,292,224	1,041,101
Deferred rent	—	96,484
Operating lease liability, net of current portion	461,442	—
Total liabilities	11,753,666	1,137,585
Shareholders’ equity:
Preferred stock
Series A preferred stock, $0.0001 par value; 12,000,000 shares authorized, 8,000,000 issued and outstanding; aggregate liquidation preference of $11,586,573 and $11,227,559 at September 30, 2022 and December 31, 2021, respectively	800	800
Series A‑1 preferred stock, $0.0001 par value; 3,520,914 shares authorized, 3,478,263 issued and outstanding; aggregate liquidation preference of $5,609,235 and $5,429,728 at September 30, 2022 and December 31, 2021, respectively	348	348
Series B preferred stock, $0.0001 par value; 4,000,000 shares authorized, 3,123,088 issued and outstanding; aggregate liquidation preference of $20,311,442 and $19,610,673 at September 30, 2022 and December 31, 2021, respectively	312	312
Series B‑1 preferred stock, $0.0001 par value; 24,625,000 shares authorized, 24,625,000 issued and outstanding; aggregate liquidation preference of $22,215,198 and $21,331,127 at September 30, 2022 and December 31, 2021, respectively	2,463	2,463
Series C preferred stock, $0.0001 par value; 1,166,372 shares authorized, 1,166,372 and 1,128,594 issued and outstanding as of September 30, 2022 and December 31, 2021, respectively; aggregate liquidation preference of $11,942,164 and $11,303,062 at September 30, 2022 and December 31, 2021, respectively	117	113
Common stock, $0.0001 par value; 72,000,000 shares authorized, 10,770,425 and 9,999,051 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	1,076	999
Additional paid‑in capital	58, 823,330	56,646,247
Accumulated deficit	(57,169,771)	(47,063,207)
Total shareholders’ equity	1,658,675	9,588,075
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,412,341	$10,725,660

The accompanying notes are an integral part of the unaudited condensed financial statements.

NUBURU, INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net revenues	$868,153	$134,061	$1,005,528	$314,411
Cost of revenues
Materials	186,083	12,117	285,107	45,349
Direct labor	446,500	210,639	1,762,896	625,052
Direct job costs	1,166,767	(100,155)	1,488,698	139,516
Overhead	32,686	87,916	117,279	205,226
Total cost of revenues	$1,832,036	$210,517	$3,653,980	$1,015,143
Gross deficit	$(963,883)	$(76,456)	$(2,648,452)	$(700,732)
Operating expenses
Research and development	1,066,161	574,072	2,684,694	1,980,405
Sales and marketing	95,670	515,184	603,629	1,352,717
General and administrative	1,757,104	762,156	4,131,477	2,706,564
Total operating expenses	$2,918,935	$1,851,412	$7,419,800	$6,039,686
Loss from operations	(3,882,818)	(1,927,868)	(10,068,252)	(6,740,418)
Other income (expense)
Interest income	$14,875	$203	$19,178	$1,010
Interest expense	$(55,276)	—	$(57,490)	—
Total other income (expense)	$(40,401)	$203	$(38,312)	$1,010
Net loss and comprehensive loss	$(3,923,219)	$(1,927,665)	$(10,106,564)	$(6,739,408)
Net loss available to common shareholders	$(4,726,981)	$(2,643,230)	$(12,491,247)	$(8,862,769)
Net loss per common share – basic and diluted	$(0.44)	$(0.26)	$(1.19)	$(0.89)
Weighted average common shares outstanding – basic and diluted	10,744,338	9,997,421	10,518,296	9,965,351

The accompanying notes are an integral part of the unaudited condensed financial statements.

NUBURU, INC.

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Preferred Stock		Common Stock
							Total
						Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Paid‑in Capital	deficit	equity
Balances at December 31, 2021	40,354,945	$4,036	9,999,051	$999	$56,646,247	$(47,063,207)	$9,588,075
Issuance of Series C preferred stock	37,778	4	—	—	188,886	—	188,890
Issuance of common stock – options exercised	—	—	718,666	72	107,788	—	107,860
Share based compensation	—	—	—	—	69,455	—	69,455
Net loss	—	—	—	—	—	(2,287,794)	(2,287,794)
Balances at March 31, 2022	40,392,723	$4,040	10,717,717	$1,071	$57,012,376	$(49,351,001)	$7,666,486
Issuance of common stock – options exercised	—	—	2,708	—	6,066	—	6,066
Share based compensation	—	—	—	—	1,197,233	—	1,197,233
Net loss	—	—	—	—	—	(3,895,551)	(3,895,551)
Balances at June 30, 2022	40,392,723	$4,040	10,720,425	$1,071	$58,215,675	$(53,246,552)	$4,974,234
Issuance of common stock – options exercised	—	—	50,000	5	7,495	—	7,500
Share based compensation	—	—	—	—	600,160	—	600,160
Net loss	—	—	—	—	—	(3,923,219)	(3,923,219)
Balances at September 30, 2022	40,392,723	$4,040	10,770,425	$1,076	$58,823,330	$(57,169,771)	$1,658,675

	Preferred Stock		Common Stock
							Total
						Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Paid‑in Capital	deficit	equity
Balances at December 31, 2020	39,226,351	$3,923	9,949,051	$994	$50,554,228	$(37,679,232)	$12,879,913
Share based compensation	—	—	—	—	28,947	—	28,947
Net loss	—	—	—	—	—	(2,359,503)	(2,359,503)
Balances at March 31, 2021	39,226,351	$3,923	9,949,051	$994	$50,583,175	$(40,038,735)	$10,549,357
Share based compensation	—	—	—	—	224,237	—	224,237
Net loss	—	—	—	—	—	(2,452,240)	(2,452,240)
Balances at June 30, 2021	39,226,351	$3,923	9,949,051	$994	$50,807,412	$(42,490,975)	$8,321,354
Issuance of common stock – options exercised	—	—	50,000	5	7,795	—	7,800
Share based compensation	—	—	—	—	98,423	—	98,423
Net loss	—	—	—	—	—	(1,927,665)	(1,927,665)
Balances at September 30, 2021	39,226,351	$3,923	9,999,051	$999	$50,913,630	$(44,418,640)	$6,499,912

The accompanying notes are an integral part of the unaudited condensed financial statements.

NUBURU, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(10,106,564)	$(6,739,408)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	380,539	407,716
Share based compensation expense	1,866,848	351,607
Loss on disposal of property and equipment	—	114,781
Excess and obsolete inventory reserve adjustments	269,893	572,928
Inventory lower of cost and net realizable value adjustments	(548,190)	—
Changes in operating assets and liabilities:
Inventories	(381,503)	(666,297)
Accounts Receivable	(520,450)	(101,107)
Prepaid expenses and other	(13,181)	(43,980)
Operating lease right-of-use asset	218,076	—
Accounts payable	1,107,378	(47,645)
Accrued expenses	587,103	125,122
Contract liabilities	86,175	60,825
Operating lease liability	(233,960)	—
Deferred rent	—	(8,695)
Net cash used in operating activities	(7,287,836)	(5,974,153)
Cash flows from investing activities
Proceeds from the sale of property and equipment	—	88,200
Purchases of property and equipment	(282,275)	(315,560)
Net cash used in investing activities	(282,275)	(227,360)
Cash flows from financing activities
Proceeds from issuance of convertible promissory note	5,300,000	—
Proceeds from issuance of common stock – options exercised	121,426	7,800
Proceeds from issuance of preferred stock	188,890	—
Net cash provided by financing activities	5,610,316	7,800
Net decrease in cash and cash equivalents	(1,959,795)	(6,193,713)
Cash and cash equivalents, beginning of period	6,007,575	8,394,553
Cash and cash equivalents, end of period	$4,047,780	$2,200,840
Supplemental non-cash flow investing and financing activities:
Right-of-use asset obtained in exchange for new operating lease liability	$934,583	$—
Deferred financing costs included in accounts payable and accrued expenses	$2,834,802	$—

The accompanying notes are an integral part of the unaudited condensed financial statements.

NUBURU, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Nuburu, Inc. (“Nuburu” or the “Company”) is a Delaware corporation, located in Centennial, Colorado. The Company was formed on January 8, 2015 and filed a restated certificate with Delaware on March 21, 2015. Nuburu is developing high power, precision “blue light engine” lasers for the metal processing and 3D printing industries.

Basis of Presentation, Going Concern and Management’s Liquidity Plans

The accompanying condensed financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At September 30, 2022, the Company has an accumulated deficit of $57,169,771 and negative working capital of $2,477,403. During the nine months ended September 30, 2022, the Company sustained a net loss of $10,106,564 and used net cash in operating activities of $7,287,836 and, as of September 30, 2022, has cash and cash equivalents on hand of $4,047,780, which factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s inability to continue as a going concern may potentially affect the Company’s rights and obligations under its issued and outstanding convertible notes. The Company plans to finance its operations with proceeds from the sale of equity securities or debt, however, there is no assurance that management’s plans to obtain additional debt or equity financing will be successfully implemented or implemented on terms favorable to the Company. The accompanying condensed financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty.

Effective January 1, 2022, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 842, or Topic 842, Leases, by using the modified retrospective method. The adoption of Topic 842 has no impact on the Company’s prior period financial statements. Results for reporting periods beginning January 1, 2022 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 840, Leases. For more information on the impact of adoption and the disclosures required by the new standard, refer to Note 6, Commitments and Contingencies.

Significant Accounting Policies

The significant accounting policies used in preparation of these condensed financial statements are disclosed in the notes to financial statements for the fiscal year ended December 31, 2021 issued on March 25, 2022, and have not changed significantly since those financial statements were issued, except for the January 1, 2022 adoption of the new accounting guidance Topic 842, Leases. Refer to the Recently Adopted Accounting Pronouncements below and to Note 6, Commitments and Contingencies for further information and related disclosures.

Recent Accounting Pronouncements

In September 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. For smaller reporting companies, as defined by the SEC, ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2022. The standard is effective for the Company on January 1, 2023. The Company is currently assessing the impact of ASU 2016-13 on its financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The standard is effective for the Company on January 1, 2024. The Company is currently assessing the impact of ASU 2020-06 on its financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13, in January 2018 within ASU 2018-01, in July 2018 within ASU 2018-11, in December 2018 within ASU 2018-20, in March 2019 within ASU 2019-01, in November 2019 within ASU 2019-10, in February 2020 within ASU 2020-02, in September 2020 within ASU 2020-05, in July 2021 within ASU 2021-05, and November 2021 within ASU 2021-09 (collectively, Topic 842). Topic 842 supersedes Topic 840, Leases, and requires lessees to recognize all leases on their balance sheets, with the exception of short-term leases, as a right-of-use asset and a corresponding lease liability measured at the present value of the lease payments. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard requires expanded disclosures regarding leasing arrangements. Effective January 1, 2022, the Company adopted Topic 842 using a modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. There was no cumulative-effect adjustment recorded to retained deficit upon adoption.

Topic 842 provides several optional practical expedients in transition. The Company elected to use the package of practical expedients permitted under the transition guidance, which allows the Company not to reassess its prior conclusions about lease identification, lease classification and initial direct costs for any leases that existed prior to January 1, 2022. The Company did not elect to use the other practical expedients provided.

Upon adoption, the Company recognized the right-of-use asset and operating lease liability totaling $934,584 and $1,031,067, respectively, to reflect the present value of remaining lease payments under an existing lease arrangement with no impact to the opening balance of retained deficit as a result of adoption. The difference between the leased asset and lease liability represents the existing deferred rent liability balance, resulting from historical straight-lining of an operating lease, which was effectively reclassified upon adoption to reduce the measurement of the leased asset.

In determining the present value of lease payments, the Company uses the rate implicit in the lease or when such rate is not readily available, the Company utilizes its incremental borrowing rate based on the information available at the lease commencement date. Lease expense is recognized on a straight-line basis over the expected lease term. In determining the expected lease term, the Company may include options to extend or terminate the lease when it is reasonably certain that it will exercise any such option. For more information on the impact of adoption and the disclosures required by the new standard, refer to Note 6, Commitments and Contingencies.

Note 2: Property and Equipment

Property and equipment at September 30, 2022 and December 31, 2021 consist of the following:

	September 30,	December 31,
	2022	2021
Machinery and equipment	$4,764,317	$4,534,801
Leasehold improvements	810,248	810,248
Furniture and office equipment	180,747	180,747
Computer equipment and software	108,112	81,981
	5,863,424	5,607,777
Less accumulated depreciation and amortization	(2,043,398)	(1,627,497)
Property and equipment, net	$3,820,026	$3,980,280

Depreciation and amortization expense was $99,897 and $137,980 during the three months ended September 30, 2022 and 2021, respectively, and $380,539 and $407,716 during the nine months ended September 30, 2022 and 2021, respectively.

Losses from the disposal of property and equipment was nil and $57,478 during the three months ended September 30, 2022 and 2021, respectively, and nil and $120,337 during the nine months ended September 30, 2022 and 2021, respectively, and are included in selling and administrative expenses in the unaudited condensed statements of operations and comprehensive loss.

Note 3: Inventories

Inventories at September 30, 2022 and December 31, 2021 consist of the following:

	September 30, 2022	December 31, 2021
Raw materials and supplies	$1,679,340	$864,771
Work‑in‑process	59,874	69,435
Finished goods	32,500	471,677
	1,771,714	1,405,883
Less inventory reserve	(666,454)	(995,785)
Total	$1,105,260	$410,098

The Company did not write down any inventory during the three months ended September 30, 2022 and 2021, respectively. The Company wrote down inventory of $51,034 and nil during the nine months ended September 30, 2022 and 2021, respectively.

Note 4: Debt

Convertible Promissory Notes

In March 2022, the Company entered into a Convertible Promissory Note Agreement, or the Convertible Note Agreement, with its current investors to sell convertible promissory notes, or 2022 Notes. During the three and nine months ended September 30, 2022, the company received gross proceeds of $5,200,000 and $5,300,000, respectively, under the Convertible Note Agreement. The 2022 Notes carries a simple interest rate of 8% per annum and are subordinated in right of payment to all of the Company’s other indebtedness. Pursuant to their terms, the 2022 Notes would convert to Nuburu common stock at a discount of 15%. Interest expense for the three and nine months ended September 30, 2022 was $55,276 and $57,490, respectively. The 2022 Notes mature in December 2024 unless previously converted. The Convertible Note Agreement provides for the conversion of the 2022 Notes at the option of the investor majority, and at any time, into shares with rights, privileges, preferences and restrictions as shares of stock issued to investors investing new capital in a financing event at the then applicable conversion price.

Note 5: Deferred Financing Costs

The Company capitalizes qualified legal and other direct costs related to efforts to raise capital through a sale of common stock pursuant to a merger or acquisition. These costs are recorded in deferred financing costs in the accompanying condensed balance sheets and will be deferred until the completion of a merger or acquisition, at which time they will be reclassified to additional paid-in capital as a reduction of the merger or acquisition proceeds. If the Company terminates its plans for a merger or acquisition or significantly delays such plan, any deferred costs will be expensed at that time. At September 30, 2022, the Company recorded deferred financing costs of $2,834,802 in the accompanying condensed balance sheets. There were no deferred financing costs as of December 31, 2021.

Note 6: Commitments and Contingencies

Operating Lease

The Company leases office space in Centennial, Colorado under a noncancelable operating lease agreement. The Company leases and occupies approximately 27,900 square feet of office space, which expires in December 2024. In recognition of the ROU asset and the related lease liability, the options to extend the lease term have not been included as the Company is not reasonably certain that it will exercise any such option.

In recognition of the right-of-use assets and the related lease liability, the option to extend the lease term has not been included as the Company is not reasonably certain that it will exercise any such option. At September 30, 2022, the weighted-average remaining lease term in years is 2.3 years and the weighted-average discount rate used is 5.5%.

During the three and nine months ended September 30, 2022, the Company recognized the following lease costs arising from the lease transaction:

	Three Months	Nine Months
	Ended September 30,	Ended September 30,
	2022	2022
Operating lease cost	$85,036	$255,109

The Company recognized the following cash flow transactions arising from the lease transaction:

	Three Months	Nine Months
	Ended September 30,	Ended September 30,
	2022	2022
Cash paid for amounts included in the measurement of lease liability	$90,331	$270,993
Right-of-use assets obtained in exchange for new operating lease liability	$—	$934,584

At September 30, 2022, the future payments and interest expense for the operating lease is as follows:

Years Ending December 31,	Future Payments
The remainder of 2022	$90,331
2023	372,214
2024	383,383
Total undiscounted cash flows	$845,927
Less: imputed interest	(48,820)
Present value of lease liabilities	$797,107

The rent expense for operating leases for the three and nine months ended September 30, 2021 using the accounting guidance in effect at that time was $90,429 and $271,286, respectively.

At December 31, 2021, the future minimum payments for the operating leases were as follows:

Future Minimum
Years Ending December 31,	Payments
2022	$361,324
2023	372,214
2024	383,383
Total	$1,116,921

Legal Proceedings

In the normal course of business, the Company may become involved in legal proceedings. The Company will accrue a liability for legal proceedings when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. At September 30, 2022 and December 31, 2021, the Company was not involved in any material legal proceedings.

Purchase Commitments

At September 30, 2022, the Company had $573,161 in outstanding firm purchase commitments to acquire inventory and research and development parts from suppliers for the Company’s ongoing operations.

Note 7: Revenue

The Company’s primary business activity involves sales and installation services of high-powered lasers. The Company has sales to customers throughout the U.S., Europe, and Asia. All sales are settled in U.S dollars.

In order to determine revenue recognition, the Company performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that they will collect the consideration they are entitled to in exchange for the goods or services they transfer to the customer. At contract inception, the Company assesses the goods or services promised within each contract and determines the performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes revenue for the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Determining the method and amount of revenue to recognize requires the Company to make judgments and estimates which include determining whether the performance obligation is satisfied over time or at a point in time, the selection of method to measure progress towards completion, and determining if the contract includes any variable consideration or material right elements.

The Company’s primary performance obligations include product sales and installation services. Revenue for product sales is recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Revenue for installation services is recognized over time, as the service is rendered. For this performance obligation, the Company has a right to consideration from customers that corresponds directly with the value to the customers of the Company’s performance completed to date, and as such, the Company recognizes revenue in the amount to which it has a right to invoice the customer. Typically, invoices are issued upon shipment or completion of services, which varies based on the product and service duration.

The Company allocates the transaction price based on the estimated relative standalone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions; the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved standard pricing related to the performance obligations.

Special consideration is given to change orders. A change order will be treated as a separate contract if the additional goods or services are distinct. The payment terms and conditions in customer contracts vary. However, the Company typically does not have contracts with customers in which payment terms are greater than 90 days. As such, the Company does not assess whether a significant financing component exists if the period between when it performs its obligations under the contract and when the customer pays, is one year or less.

Contract liabilities consist of customer deposits that are applied to invoices as the performance obligation is performed. Accounts receivable and contract liabilities as of September 30, 2022 and December 31, 2021, were as follows:

	Accounts	Contract
	Receivable	Liabilities
December 31, 2021	$223,275	$173,050
September 30, 2022	$743,725	$259,225

During the three months ended September 30, 2022 and 2021, the Company recognized $1,800 and nil of revenue that was included in the contract liabilities balance at the beginning of the reporting period, respectively. During the nine months ended September 30, 2022 and 2021, the Company recognized $1,800 and $10,776 of revenue that was included in the contract liabilities balance at the beginning of the reporting period, respectively.

The Company recognizes freight and shipping costs associated with outbound freight after control over a product has transferred to a customer, as a fulfillment cost and includes those costs in materials within cost of revenues. Revenue received from shipping and handling fees is reflected in net revenues.

The Company’s standard terms and conditions which are applicable to the Company’s contracts covering the sale of its products include warranty provisions that provide assurance to its customers that the products will comply with agreed upon specifications, which is standard in the industry. The product warranty is accounted for in accordance with the guidelines under ASC 460-10, Guarantees. Therefore, losses from warranty obligations are accrued when the amount of loss can be reasonably estimated, and the information is available before the financial statements are issued or are available to be issued.

The Company has determined that the nature, amount, timing, and uncertainty of revenue and cash flow are most significantly affected by their customer concentration, changes in technology, and adverse changes in the economy that may have an adverse impact on the ability of customers to contract with and pay the Company.

Revenues from contracts with customers are disaggregated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues recognized at a point in time	$866,353	$134,061	$1,003,728	$303,635
Revenues recognized over time	1,800	—	1,800	10,776
Total	$868,153	$134,061	$1,005,528	$314,411

During the three months ended September 30, 2022 and 2021, the Company recognized $677,102 and $24,994 of revenue from government entities, respectively. During the nine months ended September 30, 2022 and 2021, the Company recognized $677,102 and $49,989 of revenue from government entities, respectively.

Note 8: Preferred Stock

The rights and preferences of the preferred stock are as follows:

Dividends  — The preferred stock Series A, A-1, B, B-1, and C are subject to a cumulative annual dividend rate of 6% per share (which shall accrue from day to day) on the Series’ Original Issue Price, whether or not declared. At September 30, 2022, $3,586,573 in Series A preferred stock dividends, $1,609,235 in Series A-1 preferred stock dividends, $4,696,002 in Series B preferred stock dividends, $2,515,198 in Series B-1 preferred stock dividends, and $278,444 in Series C preferred stock dividends were in arrears. At December 31, 2021, $3,227,559 in Series A preferred stock dividends, $1,429,728 in Series A-1 preferred stock dividends, $3,995,233 in Series B preferred stock dividends, $1,631,127 in Series B-1 preferred stock dividends, and $17,122 in Series C preferred stock dividends were in arrears.

Liquidation  — In the event of liquidation, dissolution, or winding up of the Company, or a merger or a similar extraordinary transaction, preferred shareholders are entitled to receive, on a pari passu basis and in preference to common shareholders, an amount equal to the original purchase price plus cumulative annual dividends at a rate of 6% per annum. Upon a liquidation event, at September 30, 2022, preferred stock holders’ liquidation value amounts to $11,586,573, $5,609,235, $20,311,442, $22,215,198 and $11,942,164 for Series A, Series A-1, Series B, Series B-1 and Series C, respectively.

Voting  — On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of the stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by each holder are convertible, as of the record date, for determining stockholders entitled to vote on such matter.

Conversion  — Preferred shares are convertible into one common stock at the conversion prices based on the preferred stock series. Series A preferred stock is convertible at $1.00 per share, Series A-1 convertible at $1.15, Series B at $5.00 per share, Series B-1 at $0.80 per share, and Series C at $5.00 per share. All preferred share series can be converted into common at any time.

Note 9: Share-Based Compensation

The Company has an employee share-based compensation plan under which options may be granted to attract and retain talent, provide additional incentive, and promote the success of the Company. Under this plan, the maximum aggregate number of Company shares that may be granted is 11,580,870 shares. As of September 30, 2022, there were 3,498,283 shares available for grant under the plan.

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company’s statements of operations and comprehensive loss is classified as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cost of revenues	$357,872	$2,377	$754,770	$10,211
Research and development	37,971	1,780	85,322	10,793
Sales and marketing	13,212	21,334	58,243	58,828
General and administrative	191,105	72,932	968,513	271,775
Total stock-based compensation expense	$600,160	$98,423	$1,866,848	$351,607

The Company’s stock-based compensation expense is based on the value of the portion of share-based payment awards that are ultimately expected to vest. During the three months ended September 30, 2022 and 2021, stock-based compensation relating to stock-based awards granted to consultants was $119,498 and $64,683, respectively. During the nine months ended September 30, 2022 and 2021, stock-based compensation relating to stock-based awards granted to consultants was $841,021 and $245,931, respectively.

Restricted Stock Units

The Company grants Restricted Stock Units, or RSUs, to its employees for their services with a liquidity event requirement. The RSUs granted to employees vest over a period of time from the grant date and will be released and settled upon a liquidity event requirement. Liquidity events are achieved through either an Initial Public Offering or the occurrence of a Change in Control event. The weighted-average grant date fair value of RSUs granted during the nine months ended September 30, 2022 was $3.15 per share. No RSUs were granted prior to December 31, 2021.

A summary of the Company’s RSU activity and related information is as follows:

	RSUs
		Weighted‑Average
		Grant Date Fair
	Number of Shares	Value
Unvested at December 31, 2021	—	$—
RSUs Granted	1,053,000	3.15
RSUs Vested	—	—
RSUs Forfeited	—	—
Unvested at September 30, 2022	1,053,000	$3.15
Vested and unreleased	—
Outstanding at September 30, 2022	1,053,000

The total grant date fair value of RSUs awarded was $3,316,950 for the nine months ended September 30, 2022. The total grant date fair value of RSUs vested was nil for the nine months ended September 30, 2021.

At September 30, 2022, total unrecognized stock-based compensation cost related to RSUs, net of forfeitures, was $2,669,049, which is expected to be recognized over a remaining weighted average period of 3.2 years. As of September 30, 2022, all of the RSUs are expected to vest based on the Company’s expectation of the liquidity event requirement being met.

Stock Options

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. The options vest according to a vesting schedule and expire on the tenth anniversary of each respective grant date. Management anticipates the average term of the options will be five years. Management has reserved a pool of shares to be issued when the options are exercised.

A summary of the Company’s stock option activity and related information is as follows:

			Weighted-
			Average
	Number of	Weighted‑	Remaining
	Stock Options	Average	Contractual	Aggregate
	Outstanding	Exercise Price	Life (Years)	Intrinsic Value
Options outstanding at December 31, 2021	6,122,120	$1.03	8.0	$12,985,500
Options granted	2,590,000	3.15
Options exercised	(771,374)	0.16
Options forfeited	(1,879,613)	0.39
Options outstanding at September 30, 2022	6,061,133	$2.24	8.1	$5,494,932
Options exercisable at September 30, 2022	2,923,068	$1.66	7.2	$4,369,798
Options vested and expected to vest at September 30, 2022	6,061,133	$2.24	8.1	$5,494,932

The weighted-average grant date fair value of options granted to employees and consultants was $1.44 and $3.07 per share for the nine months ended September 30, 2022 and 2021, respectively.

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of options exercised was $2,308,402 and $152,700 for the nine months ended September 30, 2022 and 2021, respectively.

At September 30, 2022, total unrecognized stock-based compensation cost related to stock options granted to employees, net of forfeitures, was $3,100,632, which is expected to be recognized over a weighted-average period of 1.5 years.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions including the fair value of the Company’s common stock, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the nine months ended September 30, 2022 and 2021 are as follows:

Nine Months Ended September 30,	2022	2021
Risk free interest rate	2.60%	0.86%
Expected dividend yield	0.0%	0.0%
Expected volatility	42%	36%
Expected life (years)	6	5

Note 10: Warrants

On September 1, 2017, in connection with the sale of additional stock to shareholders, the Company issued a warrant to a shareholder to purchase 500,000 shares of common stock, at an exercise price of $2.20. The warrant may be exercised during the period beginning on the date of grant through the exercise expiration date, August 31, 2027. As of September 30, 2022, the warrant remains outstanding.

On May 16, 2019, in connection with the execution of a promissory note payable with a shareholder, the Company issued a warrant to purchase 3,500,000 shares of common stock, at an exercise price of $2.24. The warrant may be exercised during the period beginning on the date of grant through the exercise expiration date, May 16, 2024. As of September 30, 2022, the warrant remains outstanding.

Note 11: Fair Value Measurements

U.S. GAAP provides a uniform framework for the definition, measurement and disclosure of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Such accounting guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2

Significant other observation inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3	Significant unobservable inputs that reflect an entity’s own assumptions about the assumption that market participants would use in pricing an asset or liability.

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value of the stock options and warrants granted were determined using Level 3 inputs, based on a binomial pricing model (Black Scholes). The assumptions and methodology used are reviewed by management to ensure the estimated fair value complies with accounting standards generally accepted in the United States (Notes 9 and 10).

Note 12: Income Taxes

Due to the current operating losses, the Company recorded zero income tax expense during the three and nine months ended September 30, 2022 and 2021. During these periods, the Company’s activities were limited to U.S. federal and state tax jurisdictions, as it does not have any significant foreign operations.

Due to the Company’s history of cumulative losses and after considering all the available objective evidence, management concluded that it is not more likely than not that all of the Company’s net deferred tax assets will be realized in the future. Accordingly, the Company’s deferred tax assets, which include net operating loss, or NOL, carryforwards and tax credits related primarily to research and development, continue to be subject to a valuation allowance as of September 30, 2022. The Company expects to continue to maintain a full valuation allowance until there is sufficient evidence to support recoverability of its deferred tax assets.

Interest and/or penalties related to income tax matters are recognized as a component of income tax expense. At September 30, 2022 and December 31, 2021, there were no accrued interest and penalties related to uncertain tax positions.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The enactment of the CARES Act did not result in any material adjustments to our income tax provision for the three and nine months ended September 30, 2022 and 2021.

Note 13: Net Loss Per Share

Diluted earnings per share (“EPS”) includes the dilutive effect of common stock equivalents and is computed using the weighted-average number of common stock and common stock equivalents outstanding during the reporting period. Diluted EPS for the three and nine months ended September 30, 2022 and 2021 excluded common stock equivalents because the effect of their inclusion would be anti-dilutive or would decrease the reported loss per share. The following table sets forth securities outstanding that could potentially dilute the calculation of diluted earnings per share:

Three and Nine Months Ended September 30,	2022	2021
Stock options outstanding	6,061,133	8,780,936
Warrants to purchase common stock – equity classified	4,000,000	4,000,000
Unvested restricted stock units	1,053,000	—
Total	11,114,133	12,780,936

The following data show the amounts used in computing EPS and the effect on income and the weighted average number of shares:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss	$(3,923,219)	$(1,927,665)	$(10,106,564)	$(6,739,408)
Dividends on preferred stock	(803,762)	(715,565)	(2,384,683)	(2,123,361)
Net loss available to common shareholders used in basic and diluted EPS	$(4,726,981)	$(2,643,230)	$(12,491,247)	$(8,862,769)
Weighted average number of common shares used in basic and diluted EPS	10,744,338	9,997,421	10,518,296	9,965,351
Net loss per common share – basic and diluted	$(0.44)	$(0.26)	$(1.19)	$(0.89)

Dividends on preferred stock were not paid during the three and nine months ended September 30, 2022 and 2021. Dividends on preferred stock are cumulative and have been included as an adjustment to calculate net loss available to common shareholders.

Note 14: Business Conditions

As of the date of issuance of the financial statements, the Company’s operations have not been significantly impacted by the COVID-19 pandemic, however, the Company continues to monitor the situation. While the Company’s results of operations, cash flows and financial condition could be negatively impacted, the extent of the impact cannot be reasonably estimated at this time.

The impact of the Russian invasion of Ukraine and the related sanctions imposed by the United States and other countries on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Note 15: Proposed Business Combination

On August 5, 2022, the Company entered into a Business Combination Agreement with Tailwind Acquisition Corp., a Delaware corporation (“Tailwind”), with Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Tailwind.

The board of directors of Tailwind and the Company have each unanimously approved the proposed transaction, which is expected to be completed in early 2023, subject to, among other things, the approval by the Company’s stockholders and Tailwind’s stockholders, expiration of certain diligence periods without termination by Tailwind or Lincoln Park Capital and satisfaction or waiver of other customary closing conditions. The transaction will result in net proceeds of up to approximately $25,000,000 to the Company (assuming no additional redemptions from the trust account by the Tailwind public stockholders and prior to the payment of transaction expenses), together with access to additional financing to help fund its growth initiatives through a funding agreement with Lincoln Park Capital for up to an aggregate of $100,000,000 subject to the closing of the transaction and other conditions set forth in the purchase agreement entered into between Tailwind, the Company and Lincoln Park Capital.

The Merger

Pursuant to the terms of the Business Combination Agreement, Tailwind will acquire Nuburu through the merger of Merger Sub with and into Nuburu, with Nuburu surviving the merger (the “Surviving Corporation”) as a wholly owned subsidiary of Tailwind (the “Merger”). In connection with the Merger, Tailwind will be renamed “Nuburu, Inc.” (the “Post-Combination Company”) and Nuburu will be renamed to “Nuburu Subsidiary, Inc.”

At the effective time of the Merger (the “Effective Time”):

●	Each share of Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock (“Nuburu Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of common stock, par value $0.0001 per share, of Tailwind (“New SPAC Common Stock”) equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00 (such shares of Nuburu Preferred Stock receiving a number of shares of New SPAC Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Nuburu Common Stock (as defined below) that such share of Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.
●	Each share of Nuburu common stock, par value $0.0001 per share (“Nuburu Common Stock”) issued and outstanding shall be canceled and converted into the right to receive the number of shares of New SPAC Common Stock equal to the Common Stock Exchange Ratio.
●	Each outstanding option to purchase shares of Nuburu Common Stock (each such option, a “Nuburu Option”), whether vested or unvested, will be converted into an option to purchase a number of shares of New SPAC Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Nuburu Common Stock subject to such Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Nuburu Option immediately prior to the Effective Time.
●	Each outstanding restricted stock unit granted by Nuburu (each a “Nuburu RSU”) will be converted into a restricted stock unit of New SPAC Common Stock (such option, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Nuburu RSU immediately prior to the Effective Time.
●	Each outstanding warrant to purchase shares of Nuburu Common Stock will be treated in accordance with its terms, as may be amended prior to the Closing, with any amendments subject to Tailwind’s prior written consent, not to be unreasonably withheld, conditioned, or delayed.
●	Each outstanding convertible promissory note issued by Nuburu (each a “Convertible Note”) will be canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Convertible Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and subsequently converted into New SPAC Common Stock (and with such shares being entitled to participate in the Preferred Stock Issuance).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The “Aggregate Common Stock Merger Consideration” means a number of shares of New SPAC Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New SPAC Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Company Common Stock basis, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the full exercise, exchange or conversion of Company Warrants, Company Options, Company RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

Preferred Stock Issuance

Prior to the Closing, Tailwind shall declare an issuance of shares of New SPAC Series A Preferred Stock to the holders of record of New SPAC Common Stock as of as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who have waived its entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance by executing the Written Consent (which, for clarity, excludes shares of New SPAC Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who shall have waived right, title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement (as defined below)), with one share of New SPAC Series A Preferred Stock to be issued in respect of each such share of New SPAC Common Stock. For clarity, any stockholder of the Company that has elected to redeem their shares in connection with the Proposed Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder will not be a record holder of New SPAC Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the New SPAC Series A Preferred Stock are set forth in a Certificate of Designations to be filed in connection with the Closing. The issuance will be conditioned upon the occurrence of the Effective Time and occur as of the close of business on the Closing Date.

The Business Combination Agreement contains customary representations, warranties and covenants by the parties thereto as further described in the Business Combination Agreement.

Conditions to Closing

The consummation of the Proposed Business Combination is subject to the fulfillment of the conditions described below.

Mutual Conditions

Under the terms of the Business Combination Agreement, the obligations of Nuburu, Tailwind and Merger Sub to consummate the Proposed Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions: (i) the Written Consent of the stockholders of Nuburu shall have been delivered to Tailwind; (ii) the SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of Tailwind in accordance with the SPAC Organizational Documents and Law; (iii) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Business Combination, including the Merger, illegal or otherwise prohibiting consummation of the Proposed Business Combination; (iv) the Registration Statement shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or threatened by the SEC; and (v) Tailwind shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

Tailwind Conditions to Closing

Additionally, under the terms of the Business Combination Agreement, the obligations of Tailwind and Merger Sub to consummate the Proposed Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, among other customary closing conditions, no Company Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date.

Nuburu Conditions to Closing

Additionally, under the terms of the Business Combination Agreement, the obligations of Nuburu to consummate the Proposed Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, among other customary closing conditions, no SPAC Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date.

Termination

The Business Combination Agreement allows the parties to terminate the agreement upon the occurrence of certain conditions, including if the Effective Time has not occurred by March 9, 2023 (the “Outside Date”). Additionally, the Business Combination Agreement may be terminated (i) by Tailwind if Nuburu’s board of directors, prior to obtaining the Written Consent, makes a Company Adverse Recommendation Change; (ii) by Tailwind if Nuburu fails to deliver the Written Consent within two Business Days after the Registration Statement becomes effective; (iii) by Tailwind within 30 days, based on its due diligence review of Nuburu, (iv) by Tailwind or Nuburu for a period of 10 business days, such period commencing on the date that is 45 days following a Lincoln Park Diligence Termination (as defined below), provided the parties do not obtain adequate alternative financing and (v) by Nuburu prior to the receipt of the Company Stockholder Approval, if Nuburu’s board of directors authorizes Nuburu to enter into a definitive agreement with respect to a unsolicited superior Company Acquisition Proposal and Nuburu enters into such definitive agreement with respect to such proposal. In the event that the Business Combination Agreement is terminated by Nuburu pursuant to an authorization of Nuburu’s board of directors to enter into a definitive agreement with respect to an unsolicited superior Company Acquisition Proposal (other than another SPAC Acquisition Proposal), Nuburu must pay Tailwind a termination fee of $15 million within two Business Days of such termination.

For additional information, refer to Tailwind’s Current Report on Form 8-K, as filed with the SEC on August 8, 2022 and Tailwind’s Form S-4/A, as filed with the SEC on November 7, 2022.

Note 16: Subsequent Events

The Company has evaluated the period subsequent to September 30, 2022 through the date of issuance for material events that did not exist at the balance sheet date but arose after that date and determined that no subsequent events arose that should be disclosed in order to keep the financial statements from being misleading.

ANNEX A

BUSINESS COMBINATION AGREEMENT

among

TAILWIND ACQUISITION CORP.,

COMPASS MERGER SUB, INC.

and

NUBURU, INC.

Dated as of August 5, 2022

A-i

A-ii

EXHIBIT A	Form of Stockholder Support Agreement
EXHIBIT B	Form of Sponsor Support and Forfeiture Agreement
EXHIBIT C	Form of Registration Rights and Lock-Up Agreement
EXHIBIT D	Form of Founder Lock-Up Amendment
EXHIBIT E	Form of New SPAC Certificate of Incorporation
EXHIBIT F	Form of Certificate of Designations
EXHIBIT G	Form of SPAC Equity Incentive Plan
EXHIBIT H	Form of SPAC ESPP

SCHEDULE A	Key Company Stockholders
SCHEDULE B	Company Knowledge Parties

A-iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement dated as of August 5, 2022 (this “Agreement”) is among Tailwind Acquisition Corp., a Delaware corporation (the “SPAC”), Compass Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Nuburu, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in Section 1.01.

WHEREAS, Merger Sub is a wholly-owned direct subsidiary of the SPAC;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the SPAC and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of the SPAC;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and declared their advisability, (c) approved the Merger and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Merger by the stockholders of the Company, and (e) directed that, unless this Agreement has been terminated in accordance with Section 9.01, this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders;

WHEREAS, the Board of Directors of the SPAC (the “SPAC Board”) has (a) determined this Agreement to be in the bests interests of the SPAC, approved and adopted this Agreement and approved the payment of the Per Share Merger Consideration pursuant to this Agreement and the other Transactions, and (b) recommended the approval and adoption of this Agreement and the Transactions by the stockholders of the SPAC;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has (a) determined that this Agreement and the Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved and adopted this Agreement and the Merger and declared their advisability, (c) approved the Merger and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub, and (e) directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub;

WHEREAS, the SPAC, the Company and the persons and entities listed on Schedule A (the “Key Company Stockholders”), concurrently with the execution and delivery of this Agreement, are entering into the Stockholder Support Agreement in the form attached hereto as Exhibit A, dated as of the date of this Agreement (the “Stockholder Support Agreement”), pursuant to which, among other things, the Key Company Stockholders will vote their shares of Company Common Stock and Company Preferred Stock in favor of this Agreement, the Merger and the other Transactions at the time specified therein;

WHEREAS, the SPAC, the Company and Tailwind Sponsor LLC, a Delaware limited liability company (“Sponsor”), concurrently with the execution and delivery of this Agreement, are entering into the Sponsor Support and Forfeiture Agreement in the form attached hereto as Exhibit B, dated as of the date of this Agreement (the “Sponsor Support and Forfeiture Agreement”), pursuant to which, among other things, Sponsor will (a) take all reasonable actions necessary to consummate the Transactions, (b) forfeit certain shares of New SPAC Common Stock to be held by Sponsor on the terms set forth therein, (c) forfeit all SPAC Warrants held by the Sponsor and (d) waive right, title and interest in, to or under, the Preferred Stock Issuance, as further described therein;

WHEREAS, the SPAC, certain stockholders of the Company and the Sponsor, concurrently with the execution and delivery of this Agreement, are entering into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) in the form attached as Exhibit C;

WHEREAS, the SPAC, Sponsor and certain stockholders of the Sponsor are entering into the amended Founder Lock-up Amendment (the “Founder Lock-Up Amendment”) in the form attached as Exhibit D;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company and the SPAC are entering into a Purchase Agreement (the “Equity Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park has agreed to purchase from the SPAC up to $100,000,000 of New SPAC Common Stock (subject to certain limitations contained in the Equity Purchase Agreement) from time to time following the Closing;

WHEREAS, the Company following signing, may enter into, one or more agreements with respect to the issuance by the Company of convertible promissory notes in substantially the form provided to the SPAC prior to the date hereof (the “Company Notes”), which Company Notes shall, immediately prior to and subject to the consummation of the Effective Time, convert into (A) shares of Company Common Stock in accordance with the terms of such Company Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and treated in accordance with Section 3.01(a)(ii) and (B) a number of shares of New SPAC Series A Preferred Stock equal to the number of shares of New SPAC Common Stock into which such Company Note converted in accordance with Section 3.01(a)(ii) by virtue of the occurrence of the Effective Time, pursuant to the terms of such Company Note; and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, that the Company, Merger Sub and the SPAC are parties to such reorganization within the meaning of Section 368(b) of the Code and that this Agreement constitutes a plan of reorganization.

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01. Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements).

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Aggregate Common Stock Merger Consideration” means a number of shares of New SPAC Common Stock equal to (a) 35,000,000, less (b) the aggregate number of New SPAC Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i).

“Ancillary Agreements” means the Stockholder Support Agreement, the Sponsor Support and Forfeiture Agreement, the Registration Rights and Lock-Up Agreement, the Founder Lock-Up Amendment and all other agreements, certificates and instruments executed and delivered by the SPAC, Merger Sub or the Company in connection with the Transactions.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by any of the Business Systems or otherwise in the course of the conduct of the business of the Company.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of the Company.

“Certificate of Designations” means the Certificate of Designations in the form attached hereto as Exhibit F.

“Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration, by (y) the number of Fully-Diluted Company Shares.

“Company Acquisition Proposal” means any proposal or offer from any person or group of persons (other than the SPAC, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, any direct or indirect acquisition or purchase of a business that constitutes 10% or more of the assets of the Company or 10% or more of the total voting power of the equity securities of the Company, whether by way of merger, asset purchase, equity purchase or otherwise.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the Company’s amended and restated certificate of incorporation dated December 10, 2021, as such may have been amended, supplemented or modified from time to time.

“Company Common Stock” means the Company’s common stock, par value of $0.0001 per share.

“Company deSPAC Proposal” means any proposal or offer from any special purpose acquisition company relating to a merger or business combination in which such special purpose acquisition company (or its subsidiary) and the Company would be constituent parties.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property Rights owned or purported to be owned by a third party and licensed to the Company or to which the Company otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change, development, effect or occurrence (collectively “Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of the Company or (b) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law (including any COVID-19 Measures) or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which the Company operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19), or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) any actions taken or not taken by the Company as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect, or (ix) any actions taken, or failures to take action, in each case, which the SPAC has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of the foregoing clauses (i) through (iii), to the extent that the Company is materially and disproportionately affected thereby as compared with other participants in the industries in which the Company operates.

“Company Option Plan” means the Company 2015 Equity Incentive Plan, as such may have been amended, supplemented or modified from time to time.

“Company Options” means all outstanding options to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested under the Company Option Plan or otherwise, other than the Company Warrants.

“Company-Owned IP” means all Intellectual Property Rights owned or purported to be owned by the Company.

“Company Preferred Stock” means the shares of the Company’s preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock.

“Company RSUs” means all outstanding restricted stock units granted under the Company Option Plan.

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal (other than a Company deSPAC Proposal), not solicited, received, initiated or facilitated in violation of Section 7.05 that the Company Board (after consultation with outside legal counsel) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company than the Transactions, after taking into account all such factors and matters deemed relevant by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the Transactions and after taking into account any changes to the terms of this Agreement irrevocably offered in writing by the SPAC in response to such Company Superior Proposal; provided that for purposes of this definition, all references to “10%” in the definition of “Company Acquisition Proposal” will be deemed to be references to “50%”.

“Company Warrants” means all outstanding and unexercised warrants to purchase shares of Company Common Stock.

“Confidential Information” means any proprietary information, knowledge or data concerning the businesses and affairs of the Company or any suppliers or customers of the Company or the SPAC or its subsidiaries (as applicable) that is not already generally available to the public.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, workplace safety or similar Law promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and Families First Act.

“Disabling Devices” means undisclosed Software viruses, time bombs, logic bombs, Trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Environmental Laws” means any United States federal, state or local or non-United States laws relating to (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources.

“Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Company Common Stock basis, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the full exercise, exchange or conversion of Company Warrants, Company Options, Company RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude all Unconverted Preferred Stock and any securities issued or issuable pursuant to the Anzu Letter Agreement (as disclosed in Section 6.01 of the Company Disclosure Schedule), if the same is executed prior to the Effective Time.

“Hazardous Substance(s)” means (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos and radon; and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property Rights” means any and all intellectual property or proprietary rights, or similar rights in Technology, recognized under the laws of any jurisdiction, including the following and all rights in, arising out of, or associated therewith, throughout the world: (a) rights in patents, utility models, and applications therefor and all reissues, divisionals, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures; (b) common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs, and any registrations and applications therefor (“Trade Secrets”), (c) rights in trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants that are substantially similar to any of the foregoing, registrations and applications to register any of the foregoing, and any and all goodwill associated with and symbolized by the foregoing items; (d) rights in Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses and social media accounts and identifiers; and (e) rights in works of authorship (including Software), registered and unregistered copyrights or other intellectual property rights related to works of authorship, database rights, mask work rights and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing.

“Intervening Event” means any Effect (but specifically excluding any Company Acquisition Proposal or Company Superior Proposal) that was not known and was not reasonably foreseeable to the Company Board as of the date of this Agreement (or the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement), and that becomes known to the Company or the Company Board after the date of this Agreement.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Schedule B after reasonable inquiry, and in the case of the SPAC, the actual knowledge of Philip Krim, Chris Hollod, Matthew Eby and Alan Sheriff, in each case, after reasonable inquiry.

“Leased Real Property” means the real property leased by the Company as tenant, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“New SPAC Series A Preferred Stock” means newly issued shares of Series A Preferred Stock of the SPAC, which shall have the terms set forth in the Certificate of Designations.

“Open Source Software” means any Software that is licensed pursuant to (a) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (b) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (c) any other license or distribution model similar to any of the foregoing.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Per Share Merger Consideration” means (a) with respect to shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, the right to receive the applicable number of shares of New SPAC Common Stock set forth in Section 3.01(a)(i) and (b) with respect to shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, the right to receive the number of shares of New SPAC Common Stock set forth in Section 3.01(a)(ii).

“Permitted Liens” means (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities; (e) non-exclusive licenses granted by the Company in the ordinary course of business; (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property; (g) Liens identified in the Audited Financial Statements; and (h) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information that is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, or related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (b) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any Internet protocol address or other persistent identifier, and (c) “personally identifiable information,” or “personal data,” as defined under applicable Privacy/Data Security Laws.

“Preferred Stock Exchange Ratio” means, as applicable, with respect to each series of Company Preferred Stock, the number of shares of New SPAC Common Stock which a share of such series of Company Preferred Stock is to be cancelled and converted into the right to receive pursuant to Section 3.01(a)(i).

“Preferred Stock Liquidation Preference” means, as applicable, (a) with respect to the Series C Preferred Stock, an amount per share equal to $10.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon, (b) with respect to the Series B-1 Preferred Stock, an amount per share equal to $0.80, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $0.80, whether or not declared, plus any other dividends declared but unpaid thereon, (c) with respect to the Series B Preferred Stock, an amount per share equal to $5.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon, (d) with respect to the Series A-1 Preferred Stock, an amount per share equal to $1.15, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.15, whether or not declared, plus any other dividends declared but unpaid thereon, and (e) with respect to the Series A Preferred Stock, an amount per share equal to $1.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.00, whether or not declared, plus any other dividends declared but unpaid thereon.

“Privacy/Data Security Laws” means all Laws to the extent pertaining to data protection, data privacy, data security, cybersecurity, and cross-border data transfer governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or the security of Company’s Business Systems or Business Data.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company, from which the Company has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Proprietary Software” means any Software owned or purported to be owned by the Company.

“Redemption Rights” means the redemption rights provided for in Section 9.2 of the SPAC Certificate of Incorporation.

“Requisite Approval” means the affirmative vote of the holders of at least (a) a majority of the shares of the Company Capital Stock outstanding, with Company Preferred Stock counting on an as-converted-to Company Common Stock basis and (b) 65% of all then outstanding shares of Company Preferred Stock voting together as a separate class.

“Series A Preferred Stock” means the shares of the Company’s preferred stock, par value $0.0001 per share, designated as Series A Preferred Stock in the Company Certificate of Incorporation.

“Series A-1 Preferred Stock” means the shares of the Company’s preferred stock, par value $0.0001 per share, designated as Series A-1 Preferred Stock in the Company Certificate of Incorporation.

“Series B Preferred Stock” means the shares of the Company’s preferred stock, par value $0.0001 per share, designated as Series B Preferred Stock in the Company Certificate of Incorporation.

“Series B-1 Preferred Stock” means the shares of the Company’s preferred stock, par value $0.0001 per share, designated as Series B-1 Preferred Stock in the Company Certificate of Incorporation.

“Series C Preferred Stock” means the shares of the Company’s preferred stock, par value $0.0001 per share, designated as Series C Preferred Stock in the Company Certificate of Incorporation.

“Software” means all computer programs (whether in source code, object code, human readable form or other form), code (including software implementations of algorithms, models and methodologies), applications, application programming interfaces, firmware, software development kits, library functions, operating systems and virtualization environment, data and databases, and related documentation and materials.

“SPAC Capital Stock” means the SPAC Common Stock and SPAC Preferred Stock.

“SPAC Certificate of Incorporation” means the SPAC’s amended and restated certificate of incorporation, as adopted on September 1, 2020, as amended or supplemented from time to time.

“SPAC Class A Common Stock” means the SPAC’s Class A common stock, par value of $0.0001 per share.

“SPAC Class B Common Stock” means the SPAC’s Class B common stock, par value of $0.0001 per share.

“SPAC Common Stock” means the SPAC Class A Common Stock and SPAC Class B Common Stock.

“SPAC Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of the SPAC; or (b) prevent, materially delay or materially impede the performance by the SPAC or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law (including any COVID-19 Measures) or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which the SPAC operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19) or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) any actions taken or not taken by the SPAC as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including any redemptions by any stockholders of the SPAC); or (viii) any actions or failures to take action, in each case, which the Company has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of the foregoing clauses (i) through (iii), to the extent that the SPAC is materially and disproportionately affected thereby as compared with other participants in the industries in which the SPAC operates.

“SPAC Organizational Documents” means the SPAC Certificate of Incorporation, bylaws and Trust Agreement, in each case as amended, modified or supplemented from time to time.

“SPAC Units” means one share of SPAC Class A Common Stock and one-half of one SPAC Warrant.

“SPAC Warrant Agreement” means the warrant agreement dated September 9, 2020 between the SPAC and Continental Stock Transfer & Trust Company.

“SPAC Warrants” means the warrants to purchase SPAC Class A Common Stock contemplated by the SPAC Warrant Agreement, with each warrant exercisable for one share of SPAC Class Common Stock at an exercise price of $11.50.

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, the SPAC or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Technology” means trade secrets and know-how, formulas, compositions, inventions (whether or not patentable or reduced to practice), logos, marks (including brand names, product names, and slogans), works of authorship, Software (in any form including source code and object code), confidential information, proprietary information, customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, pricing and cost information, business and marketing plans and proposals, and all other forms of technology (whether or not embodied in any tangible form and including all tangible or digital embodiments of the foregoing).

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, the Equity Purchase Agreement, and all other agreements, certificates and instruments executed and delivered by the SPAC, Merger Sub or the Company in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

SECTION 1.02. Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
280G Approval	7.19
Accounting Firm	3.06(e)
Action	4.09
Agreement	Preamble
Alternative Transaction	7.06
Anticipated Closing Date	3.06(a)
Audited Financial Statements	4.07(a)
Blue Sky Laws	4.05(b)
Certificate of Merger	2.02
Claims	6.03
Closing	2.02(a)
Closing Date	2.02(a)
Code	3.02(h)
Company	Preamble
Company Acquisition Agreement	7.05(a)
Company Adverse Recommendation Change	7.05(d)
Company Board	Recitals
Company Board Approval	4.18
Company Disclosure Schedule	Article IV
Company Notes	Recitals
Company Notice Period	7.05(d)
Company Permits	4.06
Company Share Awards	4.03(a)
Company Stockholder Approval	4.18
Confidentiality Agreement	7.04(b)
Continuing Employees	7.07(a)
Data Security Requirements	4.13(i)
Determination Date	3.06(a)
DGCL	Recitals
Dispute Notice	3.06(b)
DPA	5.18
Effect	1.01
Effective Time	2.02(b)
Environmental Permits	4.15
Equity Purchase Agreement	Recitals
ERISA	4.10(a)
ERISA Affiliate	4.10(c)
Exchange Act	4.21
Exchange Agent	3.02(a)
Exchange Documents	3.02(b)
Exchange Fund	3.02(a)
Exchange Ratios Calculation	3.06(a)
Exchanged Option	3.01(a)(v)

Defined Term	Location of Definition
Exchanged RSU	3.01(a)(vi)
Founder Lock-up Amendment	Recitals
GAAP	4.07(a)
Governmental Authority	4.05(b)
Health Plan	4.10(k)
Interim Balance Sheet	4.07(b)
Intervening Event Notice Period	7.05(e)
IRS	4.10(b)
Key Company Stockholders	Recitals
Law	4.05(a)
Lease	4.12(b)
Lease Documents	4.12(b)
Letter of Transmittal	3.02(b)
Lincoln Park	Recitals
Material Contracts	4.16(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	5.03(b)
New SPAC Certificate of Incorporation	2.02(c)
New SPAC Common Stock	2.02(c)
Outside Date	9.01(b)
Outstanding Company Transaction Expenses	3.04(a)
Outstanding SPAC Transaction Expenses	3.04(b)
Plan	4.10(a)
PPACA	4.10(k)
Preferred Stock Issuance	3.07
Proxy Statement	7.01(a)
Registration Rights and Lock-Up Agreement	Recitals
Registration Statement	7.01(a)
Remedies Exceptions	4.04
Representatives	7.04(a)
Response Date	3.06(b)
SEC	5.07(a)
Securities Act	5.07(a)
Securities Exchange	7.13
Shrink Wrap Code	4.16(a)
SPAC	Preamble
SPAC Board	Recitals
SPAC D&O Policy Cap	7.08(b)
SPAC D&O Tail Policy	7.08(b)
SPAC Deadline Extension	7.18
SPAC Disclosure Schedule	Article V
SPAC Equity Incentive Plan	7.01(a)
SPAC ESPP	7.01(a)
SPAC Preferred Stock	5.03(a)
SPAC Proposals	7.01(a)
SPAC SEC Reports	5.07(a)
SPAC Stockholder Approval	5.10(b)
SPAC Stockholder Redemption	7.01(a)
SPAC Stockholders’ Meeting	7.01(a)
Sponsor	Recitals
Sponsor Support and Forfeiture Agreement	Recitals
Stockholder Support Agreement	Recitals
Surviving Corporation	2.01
Tax	4.14(o)

Defined Term	Location of Definition
Tax Return	4.14(o)
Taxes	4.14(o)
Terminating Company Breach	9.01(g)
Terminating SPAC Breach	9.01(h)
Termination Fee	9.03(a)
Trust Account	5.13
Trust Agreement	5.13
Trust Fund	5.13
Trustee	5.13
Unconverted Preferred Stock	3.01(a)(i)
Waived 280G Benefits	7.19
WARN Act	4.11(h)
Written Consent	7.03

SECTION 1.01. Construction.

(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(b)   The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)   With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

ARTICLE II.

AGREEMENT AND PLAN OF MERGER

SECTION 2.01. The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

SECTION 2.02. Closing; Effective Time. As promptly as practicable, but in no event later than three Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by taking the following steps (which, for clarity, shall be part of the same overall transaction):

(a)   The closing (the “Closing”) shall be held remotely via electronic exchange of executed documents, or such other manner, time and place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

(b)   First, on the Closing Date, the parties shall cause to be filed a certificate of merger (a “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the time of the acceptance of such Certificate of Merger by the Secretary of State of the State of Delaware (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”). In addition, in accordance with the SPAC Organizational Documents (including Section 9.2 of the SPAC Certificate of Incorporation), the SPAC shall cause the SPAC Stockholder Redemption to occur upon the Effective Time.

(c)   Second, as promptly as practicable following the filing of the Certificate of Merger, on the Closing Date, the SPAC shall adopt as the SPAC’s certificate of incorporation the amended and restated certificate of incorporation in substantially the form set forth attached as Exhibit E (the “New SPAC Certificate of Incorporation”) by filing the New SPAC Certificate of Incorporation with the Secretary of State of the State of Delaware, with such modifications as may be mutually agreed between the Company and the SPAC, pursuant to which the SPAC shall have a single class common structure with shares of common stock, par value $0.0001 per share, having voting rights of one vote per share (the “New SPAC Common Stock”). The New SPAC Certificate of Incorporation shall become the certificate of incorporation of the SPAC until thereafter supplemented or amended in accordance with its terms and the DGCL.

(d)   Third, as promptly as practicable following the filing of the New SPAC Certificate of Incorporation, the SPAC shall file the Certificate of Designations with the Secretary of State of the State of Delaware, which Certificate of Designations shall become effective following the effective time of the New SPAC Certificate of Incorporation. Immediately following the effective time of the Certificate of Designations, the SPAC shall cause the Preferred Stock Issuance to occur.

SECTION 2.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall possess all of the property, rights, privileges, powers and franchises, and all other interests of the Company and Merger Sub shall be the property of the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.04. Certificate of Incorporation; Bylaws.

(a)   At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation.

(b)   At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by law, the certificate of incorporation of the Surviving Corporation and such bylaws, as applicable.

SECTION 2.05. Directors and Officers.

(a)   The initial directors of the Surviving Corporation shall be the individuals selected by the Company or the SPAC, as the case may be, in accordance with Section 7.15(a), and the initial officers of the Surviving Corporation shall be the officers of the Company as of the date of this Agreement, or, in the event any of them is not an officer as of the Effective Time, then such other individual designated by the Company, each such director and officer to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b)   The parties shall cause the SPAC Board as of immediately following the Effective Time to be comprised of the individuals selected by the Company or the SPAC, as the case may be, in accordance with Section 7.15(a), and the officers of the SPAC to be the officers of the Company as of immediately prior to the Effective Time, each such director and officer to hold office in accordance with the certificate of incorporation and bylaws of the SPAC.

ARTICLE III.

CONVERSION OF SECURITIES; EXCHANGE OF COMPANY CAPITAL STOCK

SECTION 3.01. Conversion of Securities.

(a)   At the Effective Time, by virtue of the Merger and without any action on the part of the SPAC, Merger Sub, the Company or the holders of any of the following securities:

(i)   Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of New SPAC Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Company Preferred Stock divided by (y) $10.00 (such shares of Company Preferred Stock receiving a number of shares of New SPAC Common Stock pursuant to this clause (A), “Unconverted Preferred Stock”) and (B) the product of (x) the number of shares of Company Common Stock that such share of Company Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with the Company Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio (determined in accordance with Section 3.06).

(ii)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive the number of shares of New SPAC Common Stock equal to the Common Stock Exchange Ratio (determined in accordance with Section 3.06).

(iii)   All shares of Company Capital Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(iv)   Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(v)   Each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into an option to purchase a number of shares of New SPAC Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio (determined in accordance with Section 3.06), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (B) the Common Stock Exchange Ratio (determined in accordance with Section 3.06); provided however, that the exercise price and the number of shares of New SPAC Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, however, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of the New SPAC Common Stock purchasable pursuant to such Exchanged Option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time. At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options pursuant to this Section 3.01(a)(v).

(vi)   Each Company RSU that is outstanding immediately prior to the Effective Time shall be converted into restricted stock units of New SPAC Common Stock (such restricted stock unit award covering New SPAC Common Stock, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Company RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio (determined in accordance with Section 3.06). Except as specifically provided above, following the Effective Time, each Exchanged RSU shall continue to be governed by the same terms and conditions (including transfer restrictions and repurchase right terms) as were applicable to the corresponding former Company RSUs immediately prior to the Effective Time. At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company RSUs pursuant to this Section 3.01(a)(vi).

(vii)   Each Company Warrant that is outstanding immediately prior to the Effective Time shall be treated in accordance with its terms, as may be amended prior to the Closing (with any amendments subject to the SPAC’s prior written consent, not to be unreasonably withheld, conditioned or delayed). At or prior to the Effective Time, the parties and their boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Warrants pursuant to this Section 3.01(a)(vii).

(viii)   Each Company Note that is outstanding immediately prior to the Effective Time shall be canceled and converted into (A) shares of Company Common Stock and in accordance with the terms of such Company Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and treated in accordance with Section 3.01(b)(ii) (and, for clarity, the shares of New SPAC Common Stock received therefrom shall be entitled to the Preferred Stock Issuance).

(b)   For purposes of calculating the aggregate amount of shares of New SPAC Common Stock issuable to each holder of shares of Company Capital Stock pursuant to the terms of this Section 3.01, all shares of Company Capital Stock held by such holder shall be aggregated amongst themselves, and the aggregate number of shares of New SPAC Common Stock to be issued in respect of such aggregate number of shares held by such holder shall be rounded down to the nearest whole number.

SECTION 3.02. Exchange of Company Capital Stock.

(a)   Exchange Agent. On the Closing Date, the SPAC shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by the SPAC and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Capital Stock and Company Notes, for exchange in accordance with this Article III, the number of shares of New SPAC Common Stock sufficient to deliver the aggregate Per Share Merger Consideration payable with respect thereto pursuant to Section 3.01(a) of this Agreement (such shares of New SPAC Common Stock, together with any dividends or distributions with respect thereto pursuant to this Section 3.02(a), being hereinafter referred to as the “Exchange Fund”). The SPAC shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.02(c) hereof, the Exchange Fund shall not be used for any other purpose. All shares deposited hereunder shall not be certificated.

(b)   Exchange Procedures. As promptly as practicable after the Effective Time, the SPAC shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Capital Stock entitled to receive the Per Share Merger Consideration pursuant to Section 3.01: a letter of transmittal, which shall be in a form reasonably acceptable to the SPAC and the Company (the “Letter of Transmittal”) and shall specify instructions for use in effecting the surrender of shares of Company Capital Stock pursuant to the Letter of Transmittal. Within two Business Days (but in no event prior to the Effective Time) after a holder of Company Capital Stock delivers to the Exchange Agent a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto with such other documents as may be required pursuant to such instructions (collectively with the Letter of Transmittal, the “Exchange Documents”), such holder shall be entitled to receive in exchange therefore, and the SPAC shall cause the Exchange Agent to deliver, the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01.

(c)   Distributions with Respect to Unexchanged Shares of SPAC Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to the New SPAC Common Stock with a record date after the Effective Time shall be paid to the holder of shares of Company Capital Stock with respect to the shares of New SPAC Common Stock represented thereby until the holder of such shares has delivered the Exchange Documents in accordance with Section 3.02(b). Subject to the effect of escheat, tax or other Laws, following delivery of such Exchange Documents, the SPAC shall pay or cause to be paid to the holder of shares of New SPAC Common Stock issued in exchange therefore, without interest, (i) promptly, but in any event within five Business Days of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of New SPAC Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of New SPAC Common Stock.

(d)   No Further Rights in Company Common Stock and Company Preferred Stock. The Per Share Merger Consideration payable upon conversion of the Company Capital Stock in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Capital Stock.

(e)   Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (excluding for the avoidance of doubt the Preferred

Stock Issuance), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the SPAC Capital Stock occurring on or after the date of this Agreement and prior to the Effective Time (but, for the avoidance of doubt, shall not be adjusted to reflect any change in the capitalization of the Company, except to the extent required to be included in the calculation of any Preferred Stock Exchange Ratio or the Common Stock Exchange Ratio and their components as determined in accordance with Section 3.06).

(f)   Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Capital Stock for one year after the Effective Time shall be delivered to the SPAC, upon demand, and any holders of Company Capital Stock who have not theretofore complied with this Section 3.02 shall thereafter look only to the SPAC for the Per Share Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Capital Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of the SPAC free and clear of any claims or interest of any person previously entitled thereto.

(g)   No Liability. None of the Exchange Agent, the SPAC or the Surviving Corporation shall be liable to any holder of Company Capital Stock for any such Company Capital Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(h)   Withholding Rights. Each of the Surviving Corporation and the SPAC shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or the SPAC, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

SECTION 3.03. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Capital Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Capital Stock, except as otherwise provided in this Agreement or by Law.

SECTION 3.04. Payment of Expenses.

(a)   No sooner than five or later than two Business Days prior to the Closing Date, the Company shall provide to the SPAC a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions, and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date following the Closing, the SPAC shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

(b)   No sooner than five or later than two Business Days prior to the Closing Date, the SPAC shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of the SPAC or Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of the SPAC or Merger Sub in connection with the Transactions or otherwise in connection with the SPAC’s operations, including in connection with any prior transactions pursued by the SPAC (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding SPAC Transaction Expenses”). On the Closing Date following the Closing, the SPAC shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding SPAC Transaction Expenses.

(c)   The SPAC shall not pay or cause to be paid any Outstanding SPAC Transaction Expenses or Outstanding Company Transaction Expenses other than in accordance with this Section 3.04.

SECTION 3.05. Appraisal Rights.

(a)   Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock and Company Preferred Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Common Stock or Company Preferred Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and such stockholders shall have no right to receive, the applicable Per Share Merger Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock or Company Preferred Stock under Section 262 of the DGCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the applicable Per Share Merger Consideration, without any interest thereon, upon surrender, in the manner provided in this Article III, of such shares of Company Capital Stock.

(b)   Prior to the Closing, the Company shall give the SPAC (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of the SPAC (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 3.06. Calculation of Exchange Ratios.

(a)   For purposes of this Agreement, the “Determination Date” shall be the date that is 10 Business Days prior to the anticipated date for Closing, as agreed upon by the SPAC and the Company at least ten 10 Business Days prior to the date of the SPAC Stockholders’ Meeting (the “Anticipated Closing Date”). No later than the Determination Date, the Company shall deliver to the SPAC a calculation (the “Exchange Ratios Calculation”) setting forth the Company’s good faith, estimated calculation of each Preferred Stock Exchange Ratios and the Common Stock Exchange Ratio, in each case, as of the Anticipated Closing Date (using an estimate of each component thereof as of such date, prepared and certified by the Company’s chief financial officer or principal accounting officer). The Company shall make relevant back-up materials used or useful in preparing the Exchange Ratios Calculation, as reasonably requested in writing by the SPAC, available to the SPAC and, if requested in writing by the SPAC, its accountants and counsel at reasonable times and upon reasonable notice.

(b)   Within three Business Days after the Company delivers the Exchange Ratios Calculation (the “Response Date”), the SPAC shall have the right to dispute any part of such Exchange Ratios Calculation by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Exchange Ratios Calculation.

(c)   If on or prior to the Response Date, (i) the SPAC notifies the Company in writing that it has no objections to the Exchange Ratios Calculation or (ii) the SPAC fails to deliver a Dispute Notice as provided in Section 3.06(b), then the Preferred Stock Exchange Ratios and the Common Stock Exchange Ratio as set forth in the Exchange Ratios Calculation delivered to the SPAC shall be deemed, subject to the terms of Section 3.06(f), to have been finally determined for purposes of this Agreement and to represent each of the Preferred Stock Exchange Ratio and the Common Stock Exchange Ratio at the Anticipated Closing Date for purposes of this Agreement.

(d)   If the SPAC delivers a Dispute Notice on or prior to the Response Date, then Representatives of the SPAC and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the disputed portions of the Preferred Stock Exchange Ratios and/or the Common Stock Exchange Ratio, which, when such disputed portions are agreed upon, shall be deemed to have been finally determined for purposes of this Agreement and to represent the Preferred Stock Exchange Ratios and the Common Stock Exchange Ratio at the Anticipated Closing Date for purposes of this Agreement.

(e)   If Representatives of the SPAC and the Company are unable to negotiate an agreed-upon determination of the Preferred Stock Exchange Ratios and Common Stock Exchange Ratio at the Anticipated Closing Date pursuant to Section 3.06(d) within three Business Days after delivery of the Dispute Notice (or such other period as the SPAC and the Company may mutually agree upon), then the SPAC and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Exchange Ratios Calculation. The Company shall promptly deliver to the Accounting Firm the relevant back-up materials used in preparing the Exchange Ratios Calculation, and the SPAC and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five Business Days of accepting its selection. The SPAC and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the SPAC and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of the Preferred Stock Exchange Ratios and the Common Stock Exchange Ratio made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Preferred Stock Exchange Ratios and the Common Stock Exchange Ratio at the Anticipated Closing Date for purposes of this Agreement, and the parties shall delay the Closing until the resolution of the matters described in this Section 3.06(e). The fees and expenses of the Accounting Firm shall be allocated between the SPAC and the Company in the same proportion that the aggregate disputed amount of the Preferred Stock Exchange Ratios and the Common Stock Exchange Ratio that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Preferred Stock Exchange Ratios and the Common Stock Exchange Ratio.

(f)   Following the final determination of Preferred Stock Exchange Ratios and the Common Stock Exchange Ratio as of the Anticipated Closing Date in accordance with this Section 3.06 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), the parties shall not be required to determine the Preferred Stock Exchange Ratios or the Common Stock Exchange Ratio again even though the Closing Date may occur later than the Anticipated Closing Date, except that either party may request a redetermination of the Preferred Stock Exchange Ratios and/or the Common Stock Exchange Ratio if the Closing Date is more than 15 Business Days after the Anticipated Closing Date (including as a result of the engagement of the Accounting Firm), in which event the procedures set forth in this Section 3.06 shall once again apply and the parties shall select a new Anticipated Closing Date.

SECTION 3.07. Preferred Stock Issuance. Prior to the Closing, the SPAC shall, subject to compliance with applicable Law, declare an issuance of shares of New SPAC Series A Preferred Stock (the “Preferred Stock Issuance”), which issuance will be conditioned upon the occurrence of the Effective Time and shall have a record date and time that is as of the close of business on the Closing Date. Pursuant to the Preferred Stock Issuance, each holder of record of shares of New SPAC Common Stock as of the close of business on the Closing Date (other than (a) the stockholders of the Company who have waived such stockholders’ entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance by virtue of executing the Written Consent (which, for clarity, shall exclude such waiver with respect to shares of New SPAC Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who shall have waived right, title and interest in, to or under, a portion of the Preferred Stock Issuance, as further described in the Sponsor Support and Forfeiture Agreement) shall receive a number of shares of New SPAC Series A Preferred Stock equal to the number of shares of New SPAC Common Stock held by such holder as of immediately following the effective time of the filing of the Certificate of Designations. For the avoidance of doubt, in no event shall the Preferred Stock Issuance result in any fraction of a share of SPAC Series A Preferred Stock being issued, and there shall be no consideration paid or payable in respect of any rounding pursuant to the preceding sentence.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”) (which disclosure in the Company Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article IV that corresponds to the section or subsection of the Company Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article IV to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to the SPAC and Merger Sub as follows:

SECTION 4.01. Organization and Qualification; Subsidiaries.

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect.

(b)   The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other person.

SECTION 4.02. Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available to the SPAC a true, complete and correct copy of its certificate of incorporation and bylaws, each as amended to as of the date of this Agreement. Such certificate of incorporation and bylaws are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws.

SECTION 4.03. Capitalization.

(a)   The authorized capital stock of the Company consists of 72,000,000 shares of Company Common Stock and 41,226,351 shares of Company Preferred Stock, of which 3,478,263 shares are designated as Series A-1 Preferred Stock, 8,000,000 shares are designated as Series A Preferred Stock, 24,625,000 shares are designated as Series B-1 Preferred Stock, 3,123,088 shares are designated as Series B Preferred Stock, and 2,000,000 shares are designated as Series C Preferred Stock. As of the date of this Agreement, (i) 10,720,120 shares of Company Common Stock are issued and outstanding, (ii) 3,478,263 shares of Series A-1 Preferred Stock are issued and outstanding, (iii) 8,000,000 shares of Series A Preferred Stock are issued and outstanding, (iv) 24,625,000 shares of Series B-1 Preferred Stock are issued and outstanding, (v) 3,123,088 shares of Series B Preferred Stock are issued and outstanding, and (vi) 1,166,372 shares of Series C Preferred Stock are issued and outstanding and (vii) 11,580,870 shares of Company Common Stock have been reserved for issuance as Company Options, Company RSUs and other purchase rights (the “Company Share Awards”) under the Company Option Plan, of which, as of the date of this Agreement, (A) 920,120 shares of Company Common Stock have been issued pursuant to the exercise of Company Options and have not been repurchased, (B) Company Options to purchase 6,091,133 shares of Company Common Stock are outstanding and (C) Company RSUs covering 1,053,000 shares of Company Common Stock are outstanding. As of the date of this Agreement, Company Warrants to purchase 4,000,000 shares of Company Common Stock are issued and outstanding.

(b)   Other than the Company Options, the Company RSUs, the Company Warrants and the Company Notes and other than the conversion privileges of the Company Capital Stock pursuant to the Company Certificate of Incorporation, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of the Company. The Company is not a party to, or otherwise bound by, and the Company has not granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Common Stock, Company Preferred Stock or any of the equity interests or other securities of the Company.

(c)   Section 4.03(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the following information with respect to each Company Share Award outstanding: (i) the name of the Company Share Award recipient; (ii) the type of such Company Share Award and the number of shares of the Company subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award; (iv) the date on which such Company Share Award was granted; (v) the date on which such Company Share Award expires; (vi) the vesting schedule of the Company Share Award, including the terms of any acceleration rights thereunder; (vii) whether such Company Option includes an “early exercise feature”; and (viii) the Tax status of each Company Option under Section 422 of the Code. All outstanding Company Share Awards were granted under the Company Option Plan in compliance in all material respects with all Laws and the terms and conditions of the Company Option Plan and have a grant date identical to the date on which the Company Board approved the issuance of such Company Share Award. The Company has prior to the date of this Agreement made available to the SPAC true, complete and correct copies of the Company Option Plan as in effect as of the date of this Agreement pursuant to which the Company has granted the Company Share Awards that are currently outstanding and the form of all stock option agreements, restricted stock unit agreements and restricted share purchase agreements evidencing such Company Share Awards. No Company Option was granted with an exercise price per share less than the fair market value of the underlying Company Common Stock as of the date such Company Option was granted. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. In addition, Section 4.03(c) of the Company Disclosure Schedule sets forth all commitments the Company has made to grant Company Share Awards that have not yet been granted as of the date of this Agreement, specifying: (i) the name of the person to whom Company Share Awards were promised by the Company; (ii) the type of Company Share Award promised by the Company; (iii) the number of Company Options or Company RSUs promised by the Company; and (iv) the vesting schedule for such Company Options or Company RSUS communicated to such person, including the terms of any acceleration rights thereunder. The treatment of the Company Share Awards under this Agreement complies in all respects with Law and with the terms and conditions of the Company Option Plan and the applicable Company Option or Company RSU agreements.

(d)   Section 4.03(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the following information with respect to each Company Note outstanding, if any: (i) the name of holder of such Company Note; (ii) the principal amount owed; and (iii) the date on which such Company Note was issued. The Company has prior to the date of this Agreement made available to SPAC true, complete and correct copies of each Company Note outstanding as of the date of this Agreement.

(e)   There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(f)   (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Share Award as a result of the proposed transactions herein, and (ii) all outstanding shares of the Company and all outstanding Company Share Awards have been issued and granted in compliance with (A) all applicable securities laws and other applicable laws, (B) the terms of the Company Option Plan (if applicable) and (C) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company is a party.

(g)   The stockholders of the Company collectively own directly and beneficially and of record, all of the equity of the Company (which are represented by the issued and outstanding shares of the Company). Except for the shares of the Company held by the stockholders of the Company, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.

(h)   All outstanding shares of Company Common Stock and Company Preferred Stock have been issued and granted in compliance with (A) applicable securities laws and other applicable laws and (B) any pre-emptive rights and other similar requirements set forth in applicable contracts to which the Company is a party.

(i)   After the Effective Time, all of the shares of Company Preferred Stock shall no longer be outstanding and shall cease to exist, and each previous holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities. As of the date hereof, each share of Series A Preferred Stock is convertible into approximately 1.0989 shares of Company Common Stock, each share of Series A-1 Preferred Stock is convertible into approximately 1.1616 shares of Company Common Stock, each share of Series B Preferred Stock is convertible into approximately 1.6129 shares of Company Common Stock, each share of Series B-1 Preferred Stock is convertible into approximately one share of Company Common Stock and each share of Series C Preferred Stock is convertible into approximately one share of Company Common Stock.

SECTION 4.04. Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Company Stockholder Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been, and the other Transaction Documents to which the Company is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other party or parties thereto, constitutes (or will then constitute) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board Approval is sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions.

SECTION 4.05. No Conflict; Required Filings and Consents.

(a)   The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is or will at the Closing be a party do not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications contemplated by Section 4.05(b), the performance of this Agreement by the Company will not (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) conflict with or violate any applicable United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Company Material Adverse Effect.

(b)   The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not have a Company Material Adverse Effect.

SECTION 4.06. Permits; Compliance. The Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. The Company is not in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Company Material Adverse Effect.

SECTION 4.07. Financial Statements.

(a)   The Company has prior to the date of this Agreement made available to the SPAC true, complete and correct copies of the audited balance sheet of the Company as of December 31, 2020 and December 31, 2021, and the related audited statements of operations and comprehensive loss, cash flows and stockholders’ equity of the Company for each of the years then ended (collectively, the “Audited Financial Statements”), which are attached as Section 4.07(a) of the Company Disclosure Schedule, and which contain an unqualified report thereon of the Company’s auditors. Each of the Audited Financial Statements (including the notes thereto) (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein, and (iii) was audited in accordance with the standards of the PCAOB.

(b)   The Company has prior to the date of this Agreement made available to the SPAC a true, complete and correct copy of the unaudited balance sheet of the Company as of March 31, 2022 (the “Interim Balance Sheet”), and the related unaudited statements of operations and comprehensive loss and cash flows of the Company for the three-month period then ended, which are attached as Section 4.07(b) of the Company Disclosure Schedule. Such unaudited financial statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except for the omission of footnotes and subject to year-end adjustments, none of which are individually or in the aggregate material) and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments (none of which are individually or in the aggregate material) and the absence of notes.

(c)   Except as and to the extent set forth on the Audited Financial Statements and the Interim Balance Sheet, the Company has no liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) liabilities that were incurred in the ordinary course of business since the date of such Interim Balance Sheet, (ii) obligations for future performance under any contract to which the Company is a party or (iii) liabilities and obligations which would not have a Company Material Adverse Effect.

(d)   Since December 31, 2019 (i) neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(e)   To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Law. None of the Company or, to the knowledge of the Company any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(f)   All accounts payable of the Company reflected on the Interim Balance Sheet or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since the date of the Interim Balance Sheet, the Company has not altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.

SECTION 4.08. Absence of Certain Changes or Events. Since the date of the Interim Balance Sheet and prior to the date of this Agreement, except as otherwise reflected in the Audited Financial Statements, or as expressly contemplated by this Agreement, (a) the Company has conducted its business in all material respects in the ordinary course, (b) the Company has not sold, assigned or otherwise transferred any right, title, or interest in or to any of its material assets (excluding Intellectual Property Rights or Business Systems) other than non-exclusive licenses or assignments or transfers in the ordinary course of business, (c) the Company has not sold, assigned, licensed or otherwise disposed of any right, title, or interest in or to any Company-Owned IP, other than non-exclusive licenses granted in the ordinary course of business, (d) there has not been any Company Material Adverse Effect, and (e) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01.

SECTION 4.09. Absence of Litigation. There is no material litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company, or any property or asset of the Company, before any Governmental Authority. Neither the Company nor any material property or asset of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10. Employee Benefit Plans.

(a)   True, correct and complete copies of all employment and consulting contracts or agreements to which the Company is a party as of the date of this Agreement, and with respect to which the Company has any obligation have been made available to the SPAC prior to the date of this Agreement. Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Plans and all material PEO Plans. For purposes herein, a “Plan” is defined as (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, (ii) any other employee benefit plan, agreement, arrangement, program, policy or practice, including without limitation, any equity or equity-based compensation (including without limitation stock option, stock purchase, stock award, stock appreciation, phantom stock, restricted stock or restricted stock unit), deferred compensation, pension, retirement, savings, bonus, profit sharing, incentive compensation, retention, change-in-control, compensation, medical, dental, vision, prescription drug, life insurance, death benefit, cafeteria, flexible spending, dependent care, fringe benefit, vacation, paid time off, holiday pay, disability, sick pay, unemployment, severance, employee loan or educational assistance plan, agreement, arrangement, program, policy or practice, and (iii) any employment, consulting, indemnification or other individual services agreement, which in the case of each of clauses (i), (ii) and (iii), is sponsored or maintained by the Company, or to which the Company contributes or is required to contribute or is a party, in each case, on behalf of current or former employees, officers, independent contractors or directors of the Company or their spouses, beneficiaries or dependents, or with respect to which the Company has or may have any liability, contingent or otherwise, but excluding each plan, agreement, arrangement, program, policy or practice that is sponsored by a professional employer organization or co-employer organization (a “PEO”) under which an employee of the Company may be eligible to receive benefits in connection with the Company’s engagement of a PEO (each, a “PEO Plan”).

(b)   With respect to each Plan in effect as of the date of this Agreement, the Company has prior to the date of this Agreement made available to the SPAC, if applicable (i) a true, complete and correct copy of the current plan document (or written summaries of any unwritten Plans) and all amendments thereto and each trust or other funding arrangement, (ii) true, complete and correct copies of the most recent summary plan description and any summaries of material modifications, (iii) any administrative services, recordkeeping, investment advisory, investment management or other service agreement, (iv) the last three (3) annual financial statements, (v) the last three (3) annual reports on Internal Revenue Service (“IRS”) Form 5500 (including all required schedules, accountants’ opinions and reports and other attachments), (vi) the last three (3) actuarial valuations or reports, (vii) the last three (3) annual testings performed on any Plan, (viii) true, complete and correct copies of the most recently received IRS determination, opinion or advisory letter for each such Plan, and (ix) any material non-routine correspondence from any Governmental Authority with respect to any Plan since December 31, 2019. The Company has no express commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other Law.

(c)   None of the Plans is or was since December 31, 2019, nor does the Company or any ERISA Affiliate have or reasonably expect to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Sections 412, 430 or 4971 of the Code and/or Section 302 or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code. No Plan is a “defined benefit plan”, within the meaning of Section 3(35) of ERISA, and the Company has no liability (contingent or otherwise) with respect to any such plan. Neither the Company nor any of its ERISA Affiliates has any material liabilities under PEO Plans other than the payment and/or remittance of premiums and/or required contributions on behalf of enrolled individuals.

(d)   The Company is not and will not be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person directly as a result of any of the Transactions, nor will any of the Transactions accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company being classified as an “excess parachute payment” under Section 280G of the Code.

(e)   None of the Plans provides, nor does the Company have or reasonably expect to have any obligation to provide retiree medical to any current or former employee, officer, director, consultant or other individual service provider of the Company after termination of employment or service, except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder.

(f)   Each Plan is and has been since December 31, 2019 established, funded, operated and administered, in all material respects, in accordance with its terms and in compliance with the requirements of all Laws including, without limitation, ERISA and the Code. The Company and the ERISA Affiliates have performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such Action. To the knowledge of the Company, no Plan is under audit or investigation by any Governmental Authority.

(g)   Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(h)   There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan that would reasonably be expected to result in material liability to the Company. There have been no acts or omissions by the Company or any ERISA Affiliate that have given or would reasonably be expected to give rise to any material fines, penalties, taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable.

(i)   All contributions, premiums or payments required to be made with respect to any Plan, any PEO Plan or any PEO Agreement have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company in accordance with the provisions of the applicable Plan, PEO Plan or PEO Agreement, except as would not result in material liability to the Company.

(j)   The Company and each ERISA Affiliate have each complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(k)   The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) are and have been in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010, P.L. 111-148, and the Health Care and Education Reconciliation Act of 2010, P.L. 111-152, each as amended, and the regulations and other applicable regulatory guidance issued thereunder (“PPACA”), and no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties, fines or excise taxes under Code Section 4980D, 4980H or 4980I or any other provision of the PPACA.

(l)   Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan.

(m)   The Company does not have any obligation to gross up, indemnify or otherwise reimburse any current or former employee, officer, independent contractor, or director of the Company for any Taxes, interest or penalties incurred in connection with any Plan (including any Taxes, interest or penalties incurred pursuant to Section 409A or 4999 of the Code).

(n)   No Plan is subject to the Laws of any jurisdiction outside of the United States.

SECTION 4.11. Labor and Employment Matters.

(a)   Section 4.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all employees of the Company as of the date of this Agreement, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) current annual base compensation rate; and (v) commission, bonus or other incentive based compensation. Except as set forth on Section 4.11(a) of the Company Disclosure Schedule, as of the date of this Agreement, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company for services performed on or prior to the date of this Agreement have been paid in full (or accrued in full in the Company’s financial statements). No employee of the Company performs services for the Company outside of the United States.

(b)   Section 4.11(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, complete and correct list of all individuals who perform services for the Company as (i) an independent contractor, (ii) a leased employee, or (iii) an unpaid intern, including for each such individual, his or her name, the services he or she performs, his or her rate of compensation and any bonus entitlement. No such person performs services for the Company outside of the United States.

(c)   The employment of each employee of the Company is terminable at the will of the Company and upon termination of the employment of any such employees, no severance or other payments will become due. Each former employee whose employment was terminated by the Company has entered into an agreement with the Company providing for the full release of any claims against the Company or any related party arising out of such employment.

(d)   To the knowledge of the Company, no officer or executive of the Company intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an officer or executive of the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing.

(e)   There are no material Actions pending or, to the knowledge of the Company, threatened against the Company by any of its current or former employees.

(f)    The Company is not, and since December 31, 2019 has not been, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. There are no unfair labor practice complaints pending or threatened in writing or be brought or filed against the Company before the National Labor Relations Board. There has never been, nor, to the knowledge of the Company, has there been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company.

(g)   The Company is and has been in compliance in all respects with all Laws and applicable COVID-19 Measures relating to the employment of labor, including those relating to wages, hours, immigration, discrimination, labor relations, layoffs or plant closings, furloughs, collective bargaining, proper classification of all persons who performed services on behalf of the Company for all purposes (including for Tax purposes, for purposes of determining eligibility to participate in any Plan and for purposes of the Fair Labor Standards Act), the maintenance and handling of personnel records, occupational health and safety, sick time and leave, disability, privacy and the payment and withholding of Taxes, and has withheld and paid to the appropriate Governmental Authority, or is holding for payment not yet due to such authority, all amounts required by Law or agreement to be withheld from the wages or salaries of the employees of the Company. All of the individual persons who have performed services for or on behalf of the Company are and have been authorized to work for the Company in accordance with all Laws.

(h)   The Company has never ever effectuated a “mass layoff” or “plant closing” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), or comparable group layoff or taken any other action that would trigger notice or liability under any state, local or foreign plant closing notice Law, affecting in whole or in part any facility, site of employment, operating unit or employee of the Company. No employee of the Company has suffered an “employment loss” (as defined in the WARN Act) during the 90-day period ending on the date of this Agreement.

(i)     Except as has been mandated by Governmental Authority, as of the date of this Agreement, the Company has not had, any direct workforce changes due to COVID-19 or applicable COVID-19 Measures, including any actual terminations, layoffs, furloughs, shutdowns (whether voluntary or by order of a Governmental Authority), or any changes to benefit or compensation programs, nor are any such changes currently contemplated.

(j)     During the past five years, (i) no material allegations of workplace sexual harassment or illegal retaliation or discrimination have been made known to the Company, initiated, filed or, to the knowledge of the Company, threatened against the Company or any current or former employee, officer, director, consultant or other individual service provider of the Company, (ii) to the knowledge of the Company, no incidents of any such workplace sexual harassment or illegal retaliation or discrimination have occurred, and (iii) the Company has not entered into any settlement agreement related to allegations of sexual harassment or illegal retaliation or discrimination by any current or former employee, officer, director, consultant or other individual service provider of the Company.

SECTION 4.12. Real Property; Title to Assets.

(a)   The Company does not own any real property.

(b)   Section 4.12(b) of the Company Disclosure Schedule lists as of the date of this Agreement the street address of each parcel of Leased Real Property, and sets forth a list as of the date of this Agreement of each lease, sublease, and license pursuant to which the Company leases, subleases or licenses and real property (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, complete and correct copies of all Lease Documents in effect as of the date of this Agreement have prior to the date of this Agreement been made available to the SPAC. (i) There are no leases, subleases, concessions or other contracts granting to any person other than the Company the right to use or occupy any real property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company. The Company has not subleased, sublicensed or otherwise granted to any person any right to use, occupy or possess any portion of the Leased Real Property.

(c)   There are no contractual or legal restrictions that preclude or restrict the ability of the Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not have a Company Material Adverse Effect.

(d)   The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company.

SECTION 4.13. Intellectual Property Rights.

(a)   Section 4.13(a) of the Company Disclosure Schedule contains a true, complete and correct list of all of the following that are owned or purported to be owned by the Company: (i) registered Intellectual Property Rights and applications for registrations of Intellectual Property Rights (showing in each case, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), and (ii) any Proprietary Software or Business Systems that is material to the business of, the Company as currently conducted that would have a replacement cost of more than $75,000. To the knowledge of the Company, the Company IP constitutes all Intellectual Property Rights used or held for use in the operation of the business of the Company and is sufficient for the conduct of such business as currently conducted and contemplated to be conducted as of the date of this Agreement.

(b)   The Company solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use pursuant to a valid and enforceable written license, all Company-Licensed IP. All Company-Owned IP is subsisting, valid and, except for applications for registrations of Intellectual Property Rights, to the knowledge of the Company, enforceable. No loss or expiration of any of the Company-Owned IP, or, to the Company’s knowledge, any of the Company-Licensed IP, is threatened, or pending. None of the Company-Owned IP is subject to any outstanding order of any governmental entity (except for ordinary course proceedings for the prosecution applications for registrations of Intellectual Property Rights) or any contract restricting or otherwise materially limiting the use, validity, enforceability, scope, disposition or exploitation thereof by the Company or any right, title or interest of the Company with respect thereto.

(c)   The Company has taken and takes commercially reasonable actions to maintain, protect and enforce Intellectual Property Rights in, including the secrecy, confidentiality and value of, the Trade Secrets included in the Company-Owned IP and, to the extent contractually obligated, the Company-Licensed IP (collectively, “Company Trade Secrets”). No Company Trade Secrets have been disclosed by the Company to any person other than pursuant to a valid and enforceable written agreement restricting the disclosure and use of Company Trade Secrets, which to the knowledge of the Company has not been breached by such person.

(d)   There have been no pending or, to the knowledge of the Company, threatened actions or proceedings with respect to: (i) the ownership, use, scope, validity or enforceability of any Company-Owned IP (except for ordinary course proceedings for the prosecution of applications for registrations of Intellectual Property Rights); (ii) the ownership, licensing or use by the Company of any other person’s Intellectual Property Rights; (iii) any actual or potential infringement, dilution, misappropriation or other violation of any Company-Owned IP; or (iv) any actual or potential infringement, dilution, misappropriation or other violation of any other person’s Intellectual Property Rights by the Company. The Company has not sent to or received from any other person any charge, complaint, claim, demand, notice or other communication in connection with clauses (i) to (iv) of the immediately preceding sentence. To the Company’s knowledge, (x) neither the Company nor the operation of its business (including the development, manufacture, sale or use of Products) infringes, misappropriates or violates, and has not infringed, misappropriated or violated, any Intellectual Property Rights of any other person, and (y) no other person has infringed, misappropriated or violated any of the Company-Owned IP.

(e)   All persons, including all current and former officers, employees, consultants and contractors of the Company, who have contributed to, developed or conceived any Intellectual Property Rights for or on behalf of the Company have executed valid, written agreements with the Company, substantially in the form made available to the SPAC, pursuant to which such persons have irrevocably assigned to the Company all of their entire right, title, and interest in and to all such Intellectual Property Rights (excluding, solely with respect to consultants and contractors, modifications made to any pre-existing Intellectual Property Rights owned by such consultants or contractors) to the Company, without further consideration or any restrictions or obligations whatsoever.

(f)   None of the Proprietary Software that is licensed or made available in any manner by the Company to any third person incorporates, links to, or is embedded with any Open Source Software in a manner that: (i) conditions the use or distribution of any such Open Source Software on the disclosure of any source code for any portion of such Proprietary Software; (ii) conditions the use or distribution of such Open Source Software on the granting to any person of (A) the right to make derivative works or other modifications to such Proprietary Software or portions thereof (other than such portions that are the Open Source Software themselves) or (B) a license under such Proprietary Software or any rights or immunities under any Company-Owned IP; (iii) conditions the use or distribution of any such Open Source Software on such Proprietary Software (other than such portions that are the Open Source Software themselves) being made subject to the terms and conditions of any Open Source Software license; (iv) requires such Proprietary Software (other than such portions that are the Open Source Software themselves) to be made available to any person; or (v) otherwise imposes an obligation on the Company to distribute any such Proprietary Software (other than such portions that are the Open Source Software themselves) on a royalty-free basis. The Company is and has been in compliance with the terms and conditions of all licenses for such Open Source Software. The Company has not received a written notice or request from any person to disclose, distribute or license any Proprietary Software pursuant to an Open Source Software license, or alleging noncompliance with any Open Source Software license.

(g)   The Company is in actual possession of, and has exclusive control over, the source code for all Proprietary Software (except for licenses granted to consultants and contractors for purposes of the development or maintenance of such Proprietary Software and who are subject to written, valid and enforceable obligations of confidentiality with respect thereto). The Company has not provided access to any source code to any Proprietary Software to any person (other than its employees, consultants and contractors involved in the development or maintenance thereof who are subject to written, valid and enforceable obligations of confidentiality with respect thereto), and no person has asserted any right to access the same. The Company is not a party to any contract requiring the deposit of any proprietary source code with an escrow agent or escrow service. To the knowledge of the Company, there has been no unauthorized theft, reverse engineering, decompiling, disassembling or other unauthorized disclosure of or access to any source code to any Proprietary Software.

(h)   The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the immediate and anticipated future needs of the business of the Company as currently conducted by the Company. The Company maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and since December 31, 2019, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects. The Company has purchased a sufficient number of seat licenses for its Business Systems.

(i)   Except as would not have a Company Material Adverse Effect, the Company is and has been since December 31, 2018 in compliance with (i) all applicable Privacy/Data Security Laws, (ii) any applicable public or internal privacy or data security policies of the Company concerning the collection, dissemination, storage or use of Personal Information or other Business Data, (iii) any industry standards to which the Company is legally bound, and (iv) all applicable commitments in any contractual and legal requirements that the Company has entered into or is otherwise bound with respect to privacy and/or data security, data breach notification, electronic communication, marketing by email (collectively, the “Data Protection Requirements”).

(j)   Except as would not have a Company Material Adverse Effect, the Company has implemented reasonable data security safeguards and has maintained physical, technical, and administrative security measures and policies, compliant with applicable Data Protection Requirements, that are designed to protect the security and integrity of its Business Systems and that are involved in the collection or processing of any Personal Information or Business Data in the Company’s possession and control, including implementing reasonable procedures designed to prevent unauthorized access and the introduction of Disabling Devices. The Company has not inserted and, to the knowledge of the Company, no other person has inserted or alleged to have inserted any Disabling Device in any of the Business Systems or Product components.

(k)   Except as would not have a Company Material Adverse Effect, since December 31, 2019, the Company has not experienced any unauthorized access to, or misuse, compromise, destruction, loss, alteration, unavailability, acquisition or disclosure of, any Personal Information or Business Data in the Company that would require (i) notification of individuals, law enforcement or any Governmental Authority; or (ii) remedial action under Data Protection Requirements. Since December 31, 2019, the Company has not been subject to, or received written notice of, any Action regarding the Company’s collection, dissemination, storage or use of Personal Information or Business Data, or the violation of any applicable Data Protection Requirements by the Company. To the Company’s knowledge, since December 31, 2019, no third party that has access to or that receives Personal Information or Business Data from or on behalf of the Company has experienced any misuse, compromise or unauthorized access, destruction, loss, alteration, unavailability, acquisition or disclosure of such Business Data, except as would not have a Company Material Adverse Effect.

(l)   Since December 31, 2019, the Company has not received, or been served with, any written complaints, subpoenas, demands, enforcement actions, or notices, and there have not been any other complaints, subpoenas, demands, or notices to the Company, or any audits, proceedings, investigations or claims of or against the Company conducted or asserted, by any other person (including any Governmental Authority), in each case investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Requirement, except in each case, other than with respect to any of the foregoing made or initiated by any Governmental Authority, as would not be material to the Company.

(m)    No employee, officer, director, or agent of Merger Sub or the SPAC has been debarred or otherwise forbidden by any Law or any Governmental Authority (including judicial or agency order) from involvement in the operations of a business such as that of the Company.

(n)   All current and former officers, employees, consultants and contractors of the Company are under written obligation to the Company to maintain in confidence all Company Trade Secrets and other confidential or proprietary information acquired by them in the course of their employment with or engagement by the Company.

SECTION 4.14. Taxes.

(a)   The Company (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it as of the date of this Agreement and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the Company is otherwise obligated to pay, except with respect to Taxes that are being contested in good faith and are disclosed in Section 4.14(a) of the Company Disclosure Schedule, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to it on or before the Effective Time; (iii) with respect to all material Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of Taxes or Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b)   The Company is not a party to, is not bound by and has no obligations under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, but excluding agreements, contracts, arrangements or commitments the primary purpose of which do not relate to Taxes) and does not have a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c)   The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) prepaid amount received prior to the Closing Date or (iv) installment sale made on or prior to the Closing Date.

(d)   The Company has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes.

(e)   The Company has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return.

(f)   The Company has no material liability for the Taxes of any person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (but excluding contracts, the primary purpose of which do not relate to taxes), or otherwise.

(g)   The Company has no request for a material ruling in respect of Taxes pending between the Company and any Tax authority.

(h)   The Company has prior to the date of this Agreement made available to the SPAC true, complete and correct copies of the U.S. federal income Tax Returns actually filed by the Company for tax years 2018, 2019, and 2020.

(i)   The Company has not in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)   The Company has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)   Neither the IRS nor any other United States or non-United States taxing authority or agency has asserted in writing or, to the knowledge of the Company, has threatened to assert against the Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith.

(l)   There are no Tax liens upon any assets of the Company except for Permitted Liens.

(m)   The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. The Company has not received written notice from a non-United States taxing authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n)   The Company has not taken any deferral of payroll Taxes, or claimed any employee retention credit, or claimed any other Tax benefit pursuant to the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act of 2020, the Paycheck Protection Program Flexibility Act of 2020 or any other Law (including administrative guidance) intended to address the consequences of COVID-19.

(o)   As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, capital stock, severances, escheat, unclaimed property, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

SECTION 4.15. Environmental Matters. (a) The Company has not materially violated since December 31, 2019 and is not in material violation of applicable Environmental Law; (b) to the knowledge of the Company, none of the properties currently or formerly leased or operated by the Company (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance in violation of applicable Environmental Laws which requires reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental Laws; (c) to the Company’s knowledge, the Company is not, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) the Company has all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”); and (e) the Company is in all material respects in compliance with its Environmental Permits.

SECTION 4.16. Material Contracts.

(a)   Section 4.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company is a party (such contracts and agreements as are required to be set forth on Section 4.16(a) of the Company Disclosure Schedule but excluding any Plan being the “Material Contracts”):

(i)   all contracts and agreements involving obligations of, or payments to, the Company in excess of $100,000 (other than obligations of, or payments to, the Company arising from purchase or sale agreements entered into in the ordinary course of business);

(ii) all contracts and agreements (A) that involve the license of any Intellectual Property Rights to or from the Company (but excluding any (1) nonexclusive licenses (or sublicenses) of Company-Owned IP granted to customers in the ordinary course of business that are substantially in the same form as the Company’s standard form customer agreements as have been provided to the SPAC on or prior to the date of this Agreement; (2) non-exclusive licenses granted to service providers who access Company-Owned IP on behalf of the Company as part of their provision of services; (3) nondisclosure agreements entered into in the ordinary course of business; (4) licenses to unmodified, generally commercially available, “off-the-shelf” Software with a replacement cost and/or aggregate annual license and maintenance fees of less than $75,000) (such Software, “Shrink Wrap Code”); and (5) non-exclusive licenses granted to the Company under Company’s standard form of employment agreement or (B) that contains a covenant not to sue or constitutes a concurrent use agreement, settlement agreement or co-existence agreement, in each case, with respect to any Company-Owned IP;

(iii) all contracts and agreements that (A) involve the granting of rights to manufacture, produce, assemble, license, market or sell the Company’s Products or (B) limit, or purport to limit, in any material respect, the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its Products or that otherwise limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(iv)  all contracts and agreements involving indemnification by the Company with respect to infringement of Intellectual Property Rights (excluding indemnity obligations of the Company included in (A) nonexclusive licenses or sublicenses of Company-Owned IP granted to customers in the ordinary course of business that are substantially in the same form as the Company’s standard form customer agreements as have been provided to the SPAC prior to the date of this Agreement; (B) non-exclusive licenses granted to service providers who access Company-Owned IP on behalf of the Company as part of their provision of services; and (C) licenses to Shrink Wrap Code);

(v)   all contracts and agreements involving the disposition of a material portion of the Company’s assets or the acquisition of the business or securities or ownership interests of another person;

(vi)   all contracts and agreements involving material uncapped indemnity obligations of the Company (other than those excluded from disclosure under Section 4.16(a)(iv));

(vii)   all partnership, joint venture or similar agreements;

(viii)   all contracts and agreements with any Governmental Authority to which the Company is a party, other than any Company Permits;

(ix)   all contracts or arrangements that result in any person or entity holding a power of attorney from the Company that materially impacts the Company’s business, other than powers of attorney granted to law firms in the ordinary course of business in connection with patent prosecution;

(x)   all leases or master leases of personal property reasonably likely to result in annual payments by or to the Company of $250,000 or more in a 12-month period; and

(xi)   all collective bargaining agreements, labor contract or other written agreement or arrangement with any labor union, collective bargaining agent, industrial organization or any employee organization and all contracts, agreements or arrangements with a PEO or other contract, agreement or arrangement providing for co-employment of employees of the Company (each a “PEO Agreement”).

(b)   (i) each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, and the Company is not in any material respect in breach or violation of, or in any material respect in default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in any material respect in breach or violation of, or in any material respect in default under, any Material Contract; and (iii) the Company has not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company has prior to the date of this Agreement furnished or made available to the SPAC true, complete and correct copies of all Material Contracts in effect as of the date of this Agreement, including amendments thereto that are material in nature.

SECTION 4.17. Insurance.

(a)   Section 4.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b)   With respect to each such insurance policy, except as would not have a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

SECTION 4.18. Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and declared their advisability, (c) approved the Merger and the other Transactions, (d) recommended the approval and adoption of this Agreement and the Merger by the stockholders of the Company, and (e) directed that, unless this Agreement has been terminated in accordance with Section 9.01, that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders (the “Company Board Approval”). The Requisite Approval (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

SECTION 4.19. Certain Business Practices. Since December 31, 2019, neither the Company nor, to the Company’s knowledge, any directors or officers, agents or employees of the Company, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any payment in the nature of criminal bribery.

SECTION 4.20. Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, or proposes to the Company to purchase from or sell or furnish to, the Company, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (d) any contractual or other arrangement with the Company, other than in the case of this clause (d) customary indemnity arrangements; provided, however, that ownership of no more than 5% of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.20. The Company has not, since December 31, 2019, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

SECTION 4.21. Exchange Act. The Company is not currently (and has not previously been) subject to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION 4.22. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 4.23. COVID-19. The Company has not participated in any COVID-19 related programs (including the federal Paycheck Protection Program) or sought material benefits or relief thereunder or under any other COVID-19 Measures.

SECTION 4.24. Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule) and any Ancillary Agreement, the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the SPAC, its affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement and any Ancillary Agreement, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the SPAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to the SPAC, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF THE SPAC AND MERGER SUB

Except as set forth in (i) the SPAC SEC Reports publicly available prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such the SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a SPAC SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)), (ii) the SPAC’s disclosure schedule delivered by the SPAC in connection with this Agreement (the “SPAC Disclosure Schedule”) (which disclosure in the SPAC Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article V that corresponds to the section or subsection of the SPAC Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article V to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), the SPAC hereby represents and warrants to the Company as follows:

SECTION 5.01. Corporate Organization.

(a)   Each of the SPAC and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a SPAC Material Adverse Effect.

(b)   Merger Sub is the only subsidiary of the SPAC. Except for Merger Sub, the SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

SECTION 5.02. Organizational Documents. Each of the SPAC and Merger Sub has heretofore furnished to the Company true, complete and correct copies of the SPAC Organizational Documents and the Merger Sub Organizational Documents. The SPAC Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither the SPAC nor Merger Sub is in violation of any of the provisions of the SPAC Organizational Documents and the Merger Sub Organizational Documents.

SECTION 5.03. Capitalization.

(a)   The authorized capital stock of the SPAC consists of 500,000,000 shares of SPAC Class A Common Stock, 50,000,000 shares of SPAC Class B Common Stock, and 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“SPAC Preferred Stock”). As of the date of this Agreement, (i) 33,421,570 shares of SPAC Class A Common Stock are issued and outstanding, (ii) 8,355,393 shares of SPAC Class B Common Stock are issued and outstanding, (iii) no shares of SPAC Preferred Stock are issued and outstanding, (iv) no shares of SPAC Common Stock, or SPAC Preferred Stock are held in treasury, (v) 26,410,785 SPAC Warrants are outstanding and (vi) 26,410,785 shares of SPAC Class A Common Stock are reserved for issuance on exercise of the SPAC Warrants. Each SPAC Warrant is exercisable for one share of SPAC Class A Common Stock at an exercise price of $11.50.

(b)   As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date of this Agreement, 1,000 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by the SPAC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c)   All outstanding SPAC Units, shares of SPAC Capital Stock and SPAC Warrants have been issued and granted in compliance with all applicable securities laws and other Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the SPAC Organizational Documents.

(d)   The Per Share Merger Consideration being delivered by the SPAC hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the SPAC Organizational Documents. The Per Share Merger Consideration will be issued in compliance with all applicable securities Laws and other Laws and without contravention of any other person’s rights therein or with respect thereto.

(e)   Except for securities issued by the SPAC as permitted by this Agreement and the SPAC Warrants, the SPAC has not issued any options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the SPAC or obligating the SPAC to issue or sell any shares of capital stock of, or other equity interests in, the SPAC. All shares of SPAC Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither the SPAC nor any subsidiary of the SPAC is a party to, or otherwise bound by, and neither the SPAC nor any subsidiary of the SPAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. The SPAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of any shares of SPAC Common Stock or any of the equity interests or other securities of the SPAC or any of its subsidiaries. There are no outstanding contractual obligations of the SPAC to repurchase, redeem or otherwise acquire any shares of SPAC Common Stock. There are no outstanding contractual obligations of the SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(f)   As a result of the filing of the New SPAC Certificate of Incorporation, each share of SPAC Capital Stock shall be converted into one share of New SPAC Common Stock, and each SPAC Warrant shall be exercisable for one share of New SPAC Common Stock.

SECTION 5.04. Authority Relative to This Agreement. Each of the SPAC, and Merger Sub have all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by each of the SPAC and Merger Sub of this Agreement and the other Transaction Documents to which each of the SPAC and Merger Sub is or will at the Closing be a party, the performance by each of the SPAC and Merger Sub of its obligations hereunder and thereunder and the consummation by each of the SPAC and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the SPAC or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than (a) with respect to the Merger, the SPAC Stockholder Approval and the approval by the SPAC as the sole stockholder of Merger Sub Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL, and (b) with respect to the issuance of New SPAC Common Stock, the New SPAC Certificate of Incorporation and the Certificate of Designations, the SPAC Stockholder Approval). This Agreement has been, and the other Transaction Documents to which each of the SPAC and Merger Sub is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by the SPAC and Merger Sub and, assuming due authorization, execution and delivery by the other party or parties thereto, constitutes (or will then constitute) a legal, valid and binding obligation of the SPAC or Merger Sub, enforceable against the SPAC or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

SECTION 5.05. No Conflict; Required Filings and Consents.

(a)   The execution and delivery by each of the SPAC and Merger Sub of this Agreement and the other Transaction Documents to which each of the SPAC and Merger Sub is or will at the Closing be a party does not, and the performance of this Agreement by each of the SPAC and Merger Sub will not, (i) conflict with or violate the SPAC Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming the SPAC Stockholder Approval is obtained, all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to each of the SPAC or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of the SPAC or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of the SPAC or Merger Sub is a party or by which each of the SPAC or Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a SPAC Material Adverse Effect.

(b)   The execution and delivery of this Agreement by each of the SPAC and Merger Sub does not, and the performance of this Agreement by each of the SPAC and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, and filing and recordation of appropriate merger documents as required by applicable Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent the SPAC or Merger Sub from performing its material obligations under this Agreement.

SECTION 5.06. Compliance. Neither the SPAC nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to the SPAC or Merger Sub or by which any property or asset of the SPAC or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the SPAC or Merger Sub is a party or by which the SPAC or Merger Sub or any property or asset of the SPAC or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a SPAC Material Adverse Effect. Each of the SPAC and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the SPAC or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 5.07. SEC Filings; Financial Statements; Sarbanes-Oxley.

(a)   The SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since September 9, 2020, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). The SPAC has prior to the date of this Agreement furnished to the Company (with respect to amendments or modifications made on or prior to the date of this Agreement) and shall have promptly furnished to the Company (with respect to amendments or modifications after the date of this Agreement) true, complete and correct copies of all amendments and modifications that have not been filed by the SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by the SPAC with the SEC and are then in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)   Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders’ equity and cash flows of the SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). The SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. No financial statements other than those of the SPAC are required by GAAP to be included in the consolidated financial statements of the SPAC.

(c)   Except as and to the extent set forth in the SPAC SEC Reports, neither the SPAC nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of the SPAC’s and Merger Sub’s business.

(d)   The SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The New York Stock Exchange.

(e)   The SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the SPAC and other material information required to be disclosed by the SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the SPAC’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting the SPAC’s principal executive officer and principal financial officer to material information required to be included in the SPAC’s periodic reports required under the Exchange Act.

(f)   The SPAC maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that the SPAC maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. The SPAC has prior to the date of this Agreement delivered to the Company (with respect to disclosure made on or prior to the date of this Agreement) and shall have promptly furnished to the Company (with respect to disclosure made after the date of this Agreement) a true, complete and correct copy of any disclosure (or, if unwritten, a summary thereof) by any representative of the SPAC to the SPAC’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of the SPAC to record, process, summarize and report financial data. The SPAC has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of the SPAC. Since the date of its inception there have been no material changes in the SPAC’s internal control over financial reporting.

(g)   There are no outstanding loans or other extensions of credit made by the SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the SPAC. The SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)   Neither the SPAC (including any employee thereof) nor the SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the SPAC, (ii) any fraud, whether or not material, that involves the SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the SPAC or (iii) any claim or allegation regarding any of the foregoing.

(i)   As of the date of this Agreement, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of the SPAC, none of the SPAC SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

SECTION 5.08. Absence of Certain Changes or Events. Since December 31, 2021, except as expressly contemplated by this Agreement, (a) the SPAC has conducted its business in the ordinary course and in a manner consistent with past practice, and (b) there has not been any the SPAC Material Adverse Effect.

SECTION 5.09. Absence of Litigation. There is no Action pending or, to the knowledge of the SPAC, threatened against the SPAC, or any property or asset of the SPAC, before any Governmental Authority. Neither the SPAC nor any material property or asset of the SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the SPAC, continuing investigation by, any Governmental Authority.

SECTION 5.10. Board Approval; Vote Required.

(a)   The SPAC Board, by resolutions duly adopted by majority vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) approved this Agreement and determined it to be in the best interests of the SPAC and the other Transactions and (ii) recommended the approval and adoption of this Agreement and the Transactions by the stockholders of the SPAC;

(b)   The only vote of the holders of any class or series of shares of capital stock of the SPAC necessary to approve the Transactions is the affirmative vote of a majority of the outstanding shares of SPAC Common Stock voted by the stockholders at a duly held stockholders meeting (the “SPAC Stockholder Approval”).

(c)   The Merger Sub Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and adopted this Agreement and the Merger and declared their advisability, (iii) approved the Merger and the other Transactions, (iv) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub, and (v) directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the sole stockholder of Merger Sub.

(d)   The only vote of the holders of any class or series of capital stock of Merger Sub is necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote of the sole stockholder of Merger Sub.

SECTION 5.11. No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, or a prior contemplated business combination transaction, and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than those incident to its existence or as contemplated by this Agreement or a previously contemplated business combination agreement that has subsequently been terminated.

SECTION 5.12. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the SPAC or Merger Sub.

SECTION 5.13. SPAC Trust Fund. As of the date of this Agreement, the SPAC has no less than $334,615,298 in the trust fund established by the SPAC for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are held in cash or invested in U.S. government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, and held in trust by Continental Stock Transfer and Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of September 9, 2020, between the SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. The SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by the SPAC or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between the SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of the SPAC, that would entitle any person (other than stockholders of the SPAC who shall have elected to redeem their SPAC Class A Common Stock pursuant to the SPAC Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. As of the date of this Agreement, there are no Actions pending or, to the knowledge of the SPAC, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, the SPAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to the SPAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of the SPAC due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to stockholders of the SPAC who shall have exercised their

Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to the SPAC in connection with its efforts to effect the Merger. As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, the SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the SPAC at the Effective Time.

SECTION 5.14. Employees. Other than any officers as described in the SPAC SEC Reports, the SPAC and Merger Sub have never employed any employees or retained any consultants or other individual service providers. Other than amounts due as set forth in the SPAC SEC Reports or for reimbursement of any out-of-pocket expenses incurred by the SPAC’s officers and directors in connection with activities on the SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by the SPAC outside of the Trust Account, the SPAC has no unsatisfied material liability with respect to any employee, officer or director of the SPAC. The SPAC and Merger Sub have never and do not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements. Neither the execution and delivery of this Agreement nor the other Ancillary Agreements nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of the SPAC, or (ii) result in the acceleration of the time of payment or vesting of any such benefits. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the SPAC, Merger Sub or any affiliate being classified as an “excess parachute payment” under Section 280G of the Code or the imposition of any additional Tax under Section 409A(a)(1)(B) of the Code. There is no contract, agreement, plan or arrangement to which the SPAC or Merger Sub is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

SECTION 5.15. Taxes.

(a)   The SPAC and Merger Sub (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them as of the date of this Agreement and all such filed Tax Returns are complete and accurate in all material respects; (ii) have timely paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that the SPAC or Merger Sub are otherwise obligated to pay, except with respect to current Taxes not yet due and payable or otherwise being contested in good faith; (iii) with respect to all material Tax Returns filed by or with respect to any of them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b)   Neither the SPAC nor Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, but excluding agreements, contracts, arrangements or commitments the primary purpose of which do not relate to Taxes) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c)   None of the SPAC or Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) any prepaid amount received prior to the Closing Date; or (iv) installment sale made on or prior to the Closing Date.

(d)   Neither the SPAC nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or foreign income Tax Return.

(e)   Neither the SPAC nor Merger Sub has any material liability for the Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (but excluding contracts, the primary purpose of which do not relate to taxes), or otherwise.

(f)   Neither the SPAC nor Merger Sub has any request for a material ruling in respect of Taxes pending between the SPAC and/or Merger Sub, on the one hand, and any Tax authority, on the other hand.

(g)   Neither the SPAC nor Merger Sub has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h)   Neither the SPAC nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

SECTION 5.16. Listing. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on The New York Stock Exchange under the symbol “TWND.U”. The issued and outstanding shares of SPAC Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on The New York Stock Exchange under the symbol “TWND”. The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on The New York Stock Exchange under the symbol “TWND WS”. There is no Action pending or, to the knowledge of the SPAC, threatened in writing against the SPAC by The New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the SPAC Units, the shares of SPAC Class A Common Stock or SPAC Warrants or terminate the listing of the SPAC on The New York Stock Exchange. None of the SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the shares of SPAC Class A Common Stock, or the SPAC Warrants under the Exchange Act.

SECTION 5.17. Transaction Expenses. Section 5.17 of the SPAC Disclosure Schedule sets forth the SPAC’s good faith estimate, as of the date of this Agreement, of all Outstanding SPAC Transaction Expenses.

SECTION 5.18. Non-Foreign Person. The SPAC hereby represents that (a) it is not, and is not controlled by, a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”) and (b) it does not permit any foreign person affiliated with the SPAC, whether affiliated as a limited partner or otherwise, to obtain through the SPAC any of the following with respect to the Company: (i) control (as defined in the DPA) of the Company, including the power to determine, direct or decide any important matters for the Company; (ii) access to any material nonpublic technical information (as defined in the DPA) in the possession of the Company (which shall not include financial information about the Company), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture Company products, including processes, techniques, or methods; (iii) membership or observer rights on the Company’s Board of Directors or the right to nominate an individual to a position on the Company’s Board of Directors; or (iv) any involvement (other than through voting of shares) in substantive decision-making of the Company regarding (x) the use, development, acquisition or release of any Company “critical technology” (as defined in the DPA); (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA).

SECTION 5.19. SPAC and Merger Sub’s Investigation and Reliance. Each of the SPAC and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by the SPAC and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. The SPAC, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Company and the Transactions. Neither the SPAC nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to the SPAC, Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to the SPAC or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company.

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.01. Conduct of Business by the Company Pending the Merger.

(a)   The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including the issuance by the Company of any Company Notes in an amount not to exceed $50,000,000), (2) as set forth in Section 6.01 of the Company Disclosure Schedule, or (3) as required by Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), unless the SPAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i)   the Company shall conduct its business in the ordinary course of business; and

(ii)  the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers, key employees and consultants of the Company and to preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations.

(b)   By way of amplification and not limitation, except (1) as expressly contemplated by any other provision of this Agreement, any Ancillary Agreement (including the issuance by the Company of any Company Notes in an amount not to exceed $50,000,000), (2) as set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), the Company shall not, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the SPAC (which consent shall not be unreasonably conditioned, withheld or delayed):

(i)   amend or otherwise change its certificate of incorporation or bylaws;

(ii)  issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company, other than (1) the exercise or settlement of any Company Options, Company Warrants or Company Notes, grants of Company Options or Company RSUs within the limits of the Company Option Plan share reserve and (2) the conversion of Company Preferred Stock in accordance with the Company Certificate of Incorporation; or (B) any material assets of the Company;

(iii)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(iv)  reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities;

(v)   (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $5,000,000; or (B) incur any indebtedness for borrowed money in excess of $5,000,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except with respect to accounts payable or indebtedness otherwise incurred in the ordinary course of business;

(vi)  (A) except in the ordinary course of business or as required by a Plan, enter into any new, or materially amend any existing employment or severance or termination agreement with any director or executive officer of the Company, (B) enter into or amend any collective bargaining agreement or other labor agreements covering the Company’s employees, or (C)

make any change to employee compensation, incentives or benefits after the filing of the Registration Statement that would reasonably be expected to require an amendment or supplement to the Registration Statement under Law;

(vii)  other than as required by Law, by a Plan or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 4.10(a) of the Company Disclosure Schedule, or that the Company is not prohibited from entering into after the date of this Agreement, grant any severance or termination pay to, any director or officer of the Company, other than in the ordinary course of business;

(viii)  adopt, materially amend and/or terminate any material Plan except as may be required by Law, as is necessary in order to consummate the Transactions, or health and welfare plan renewals or modifications in the ordinary course of business;

(ix)    materially amend other than reasonable and usual amendments in the ordinary course of business, with respect to accounting policies or procedures, other than changes that are made in accordance with PCAOB standards or GAAP;

(x)   make any material tax election, amend a material Tax Return or settle or compromise any material United States federal, state, local or non-United States income tax liability;

(xi)   materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s material rights thereunder, in each case in a manner that is adverse to the Company, taken as a whole, except in the ordinary course of business;

(xii)   intentionally permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required to maintain each and every material item of Company-Owned IP; or

(xiii)   enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

SECTION 6.02. Conduct of Business by the SPAC and Merger Sub Pending the Merger. Except as (i) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (ii) set forth on Section 6.02 of the SPAC Disclosure Schedule or (iii) required by Law (including any COVID-19 Measures or as may be requested or compelled by any Governmental Authority), the SPAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of the SPAC and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as (i) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (ii) as set forth on Section 6.02 of the SPAC Disclosure Schedule or (iii) required by Law (including any COVID-19 Measures or as may be requested or compelled by any Governmental Authority), neither the SPAC nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a)   amend or otherwise change the SPAC Organizational Documents or the Merger Sub Organizational Documents or form any subsidiary of the SPAC other than Merger Sub;

(b)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents or in connection with the Preferred Stock Issuance;

(c)   reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the shares of SPAC Capital Stock or SPAC Warrants except for redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

(d)   issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of the SPAC or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest

(including, without limitation, any phantom interest), of the SPAC or Merger Sub other than in connection with the Preferred Stock Issuance;

(e)   acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f)    engage in any conduct in a new line of business or engage in any commercial activities (other than to consummate the Transactions);

(g)   incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the SPAC or Merger Sub, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(h)   make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or Law or pursuant to guidance issued by the SEC made subsequent to the date of this Agreement, as agreed to by its independent accountants;

(i)     make any material tax election or settle or compromise any material United States federal, state, local or non-United States income tax liability;

(j)     liquidate, dissolve, reorganize or otherwise wind up the business and operations of the SPAC or Merger Sub;

(k)   amend the Trust Agreement or any other agreement related to the Trust Account; or

(l)     enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

SECTION 6.03. Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and the SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against the SPAC, Merger Sub or any other person (a) for legal relief against monies or other assets of the SPAC or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against the SPAC (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and the SPAC consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, the SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event the SPAC prevails in such action or proceeding.

ARTICLE VII.

ADDITIONAL AGREEMENTS

SECTION 7.01. Proxy Statement; Registration Statement.

(a)   As promptly as practicable after the execution of this Agreement, (i) the SPAC and the Company shall prepare and file with the SEC a joint information statement/proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of the SPAC and to the stockholders of the Company relating to (A) with respect to the Company’s stockholders, the action to be taken by certain stockholders of the Company pursuant to the Written Consent and (B) with respect to the SPAC’s stockholders, the meeting of the SPAC’s stockholders (the “SPAC Stockholders’ Meeting”) to be held to (I) provide the stockholders of the SPAC with the opportunity to redeem their shares of SPAC Class A Common Stock by tendering such shares for redemption not later than 5:00 p.m. Eastern Time on the date that is two Business Days prior to the date of the SPAC

Stockholders’ Meeting (the “SPAC Stockholder Redemption”) and (II) consider approval and adoption of (1) this Agreement and the Merger, (2) the issuance of the New SPAC Common Stock and New SPAC Series A Preferred Stock as contemplated by this Agreement, (3) the equity incentive plan (the “SPAC Equity Incentive Plan”) in the form attached hereto as Exhibit G, with any changes thereto as the Company and the SPAC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either party), (4) an employee stock purchase plan (the “SPAC ESPP”) in the form attached hereto as Exhibit H, with any changes thereto as the Company and the SPAC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either party), (5) the New SPAC Certificate of Incorporation and Certificate of Designations, (6) the election of directors as contemplated by Section 7.15, and (7) any other proposals the parties deem necessary or appropriate to effectuate the Merger (collectively, the “SPAC Proposals”) and (ii) the SPAC shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in which the Proxy Statement shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of New SPAC Common Stock (A) to be issued to stockholders of the Company pursuant to this Agreement or (B) held by the stockholders of the SPAC immediately prior to the Effective Time. The Company shall furnish all information concerning the Company as the SPAC may reasonably request in connection with such actions and the preparation of the Proxy Statement and Registration Statement. The SPAC and the Company each shall use their reasonable best efforts to (1) cause the Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (3) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after finalization of the Proxy Statement, each of the Company and the SPAC shall mail the Proxy Statement to their respective stockholders. Each of the SPAC and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

(b)   No filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by the SPAC or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). The SPAC and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the New SPAC Common Stock to be issued or issuable to the stockholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto. Each of the SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(c)   The SPAC represents that the information supplied by the SPAC for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the SPAC, (iii) the time of the SPAC Stockholders’ Meeting, and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the SPAC or Merger Sub, or their respective officers or directors, should be discovered by the SPAC which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the SPAC shall promptly inform the Company. All documents that the SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(d)   The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement or any current report on Form 8-K shall not, at (i) the time the Registration Statement is declared effective (in the case of the Registration Statement or the Proxy Statement) or at the time filed (in the case of a current report on Form 8-K), (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the SPAC (in the case of the Registration Statement or the Proxy Statement), (iii) the time of the SPAC Stockholders’ Meeting (in the case of the Registration Statement or the Proxy Statement), and (iv) the Effective Time (in the case of the Registration Statement or the Proxy Statement), contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform the SPAC. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

SECTION 7.02. SPAC Stockholders’ Meetings; and Merger Sub Stockholder’s Approval.

(a)   The SPAC shall call and hold the SPAC Stockholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the SPAC Proposals, and the SPAC shall use its reasonable best efforts to hold the SPAC Stockholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than 30 days after the date on which the Proxy Statement is mailed to stockholders of the SPAC); provided that the SPAC may (or, upon the receipt of a reasonable request to do so from the Company, shall) postpone or adjourn the SPAC Stockholders’ Meeting on one or more occasions for up to 45 days in the aggregate to the extent that such postponement or adjournment is reasonably necessary to solicit additional proxies to obtain approval of the SPAC Proposals. The SPAC will ensure that all proxies solicited in connection with the SPAC Stockholders’ Meeting are solicited in compliance with all Laws and the rules of the Securities Exchange. The SPAC shall use its reasonable best efforts to obtain the approval of the SPAC Proposals at the SPAC Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the SPAC Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders. The SPAC Board shall recommend to its stockholders that they approve the SPAC Proposals and shall include such recommendation in the Proxy Statement.

(b)   Promptly following the execution of this Agreement, the SPAC shall approve and adopt this Agreement and approve the Transactions, as the sole stockholder of Merger Sub.

SECTION 7.03. Company Stockholders’ Written Consent. Unless this Agreement has been terminated in accordance with Section 9.01, upon the terms set forth in this Agreement, the Company shall seek the irrevocable written consent, in form and substance reasonably acceptable to the SPAC, of holders of the Requisite Approval in favor of the approval and adoption of this Agreement and the Merger and all other transactions contemplated by this Agreement and containing a waiver of any right, title and interest in, to or under, the Preferred Stock Issuance (the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within five Business Days after the Registration Statement becomes effective. The Company shall not send the Registration Statement to the stockholders of the Company, other than Key Company Stockholders, until after delivery of the Written Consent to the SPAC (it being agreed that the Company shall seek the Written Consent even if there shall have been a Company Adverse Recommendation Change, except if this Agreement shall have been terminated pursuant to Section 9.01).

SECTION 7.04. Access to Information; Confidentiality.

(a)   From the date of this Agreement until the Effective Time, the Company and the SPAC shall (and shall cause their respective subsidiaries (if any) to) (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries (if any) and to the books and records thereof and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries (if any) as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor the SPAC shall be required to provide access to or disclose information where the access or disclosure would (i) jeopardize the protection of attorney-client privilege or contravene Law (including COVID-19 Measures) or (ii) require providing access that such party reasonably determines, in light of COVID-19 or COVID-19 Measures, would jeopardize the health and safety of any employee of such party (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b)   All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the confidentiality agreement, dated as of July 22, 2022 (the “Confidentiality Agreement”), between the SPAC and the Company.

(c)   Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

SECTION 7.05. Company Solicitation; Change in Recommendation.

(a)   From and after the date of this Agreement and ending on the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause its Representatives not to, (A) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (B) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to, any person relating to a Company Acquisition Proposal, (C) enter into, engage in and maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to any Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, or facilitate or encourage any such inquiries, proposals, offers, efforts, discussions or negotiations, (D) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities or the Company, (E) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (F) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal (each, a “Company Acquisition Agreement”) or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (G) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company shall, and shall instruct and cause each of its Representatives, to immediately cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) in connection with a Company Acquisition Proposal. The Company also agrees that it will promptly request each person (other than the parties hereto and their respective Representatives) that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date of this Agreement. The Company shall promptly notify the SPAC (and in any event within 24 hours) of the receipt of any Company Acquisition Proposal after the date of this Agreement, which notice shall identify the third party making any Company Acquisition Proposal and shall include a summary of the material terms and conditions of any material developments, discussions or negotiations in connection therewith, and any material modifications to the financial or other terms and conditions of any such Company Acquisition Proposal. Notwithstanding the foregoing, the Company may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 7.05.

(b)   Notwithstanding Section 7.05(a), prior to the receipt of the Written Consent, the Company Board, directly or indirectly through any Representative, may, subject to Section 7.05(c), (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Company Acquisition Proposal in writing that the Company Board reasonably believes in good faith, after consultation with outside legal counsel, constitutes or would reasonably be expected to result in a Company Superior Proposal, and (ii) thereafter furnish to such third party non-public information relating to the Company pursuant to an executed Acceptable Confidentiality Agreement (a copy of such confidentiality agreement shall be promptly (in all events within 24 hours) provided to the SPAC); provided that the Company shall promptly provide to the SPAC material non-public information that is provided to any such person which has not previously been provided to the SPAC and Merger Sub.

(c)   The Company shall notify the SPAC promptly (but in no event later than 24 hours) after receipt by the Company Board of any Company Acquisition Proposal, any inquiry that would reasonably be expected to lead to an Company Acquisition Proposal or any request for non-public information relating to the Company or for access to the business, properties, assets, personnel, books or records of the Company by any third party. In such notice, the Company shall identify the third party making any such Company Acquisition Proposal, indication or request and provide the details of the material terms and conditions of any such Company Acquisition Proposal, indication or request. The Company shall keep the SPAC informed, on a current and prompt basis, of the status and material terms of any such Company Acquisition Proposal, indication or request, including the material terms and conditions thereof, any material amendments or proposed amendments. The Company shall promptly provide the SPAC copies of any nonpublic information concerning the Company’s business, present or future performance, financial condition or results of operations provided to any third party to the extent such information has not been previously provided to the SPAC.

(d)   Except as set forth in this Section 7.05(d), neither the Company Board nor any committee thereof shall (i)(A) fail to make, change, withdraw, withhold, amend, modify or qualify, or publicly propose to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to the SPAC, the Company Board recommendation, or (B) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend to the stockholders of the Company any Company Acquisition Proposal or Company Superior Proposal, (ii) make any public statement inconsistent with the Company Board recommendation, (iii) resolve or agree to take any of the foregoing actions (any of the foregoing, a “Company Adverse Recommendation Change”), or (iv) authorize, cause or permit the Company or any of its Representatives to enter into any Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the receipt of the Written Consent, but not after, the Company Board may make a Company Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 9.01(i) to enter into a Company Acquisition Agreement with respect to a Company Acquisition Proposal only if the Company Board has reasonably determined in good faith, after consultation with its outside financial advisor and legal counsel, that (i) the failure to take such action would reasonably be expected to be breach the Company Board’s fiduciary duties under Law, and (ii) that such Company Acquisition Proposal constitutes a Company Superior Proposal; provided, however, prior to taking such action, (A) the Company promptly notifies the SPAC, in writing, at least three Business Days (the “Company Notice Period”) before making a Company Adverse Recommendation Change or entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Company Superior Proposal, which notice shall (1) state expressly that the Company has received a Company Acquisition Proposal that the Company Board intends to declare a Company Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement and (2) include a copy of the most current version of the proposed agreement relating to such Company Superior Proposal (which version shall be updated on a prompt basis), and a description of any financing commitments relating thereto; (B) the Company shall, and shall cause its Representatives to, during the Company Notice Period, negotiate with the SPAC in good faith in respect of adjustments in the terms and conditions of this Agreement such that such Company Acquisition Proposal would cease to constitute a Company Superior Proposal, if the SPAC, in its discretion, proposes to make such adjustments (it being agreed that in the event that, after commencement of the Company Notice Period, there is any material revision to the terms of a Company Superior Proposal, including, any revision in price, then the Company will provide a new notice to the SPAC that complies with the requirements of this Section 7.05(d) and that the “Notice Period” in respect of such new notice will be two Business Days); and (C) following the end of such Company Notice Period the Company Board determines in good faith, after consulting with outside financial advisor and legal counsel, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal after taking into account any adjustments made by the SPAC during the Company Notice Period in the terms and conditions of this Agreement; and provided, further, that the Company shall have complied in all material respects with its obligations under this Section 7.05(d) and if the Company Board terminates this Agreement pursuant to Section 9.01(i) to enter into a Company Acquisition Agreement, the Company pays or causes to be paid to the SPAC the Termination Fee due in accordance with Section 9.03(a).

(e)   Notwithstanding the foregoing, if, at any time prior to obtaining the Written Consent, the Company Board determines in good faith, in response to an Intervening Event, after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under Law, the Company Board may, prior to obtaining the Written Consent, make a Company Adverse Recommendation Change; provided, however, that the Company will not be entitled to make, or agree or resolve to make, a Company Adverse Recommendation Change unless (i) the Company promptly notifies the SPAC in writing, at least three Business Days (the “Intervening Event Notice Period”) advising the SPAC that the Company Board proposes to take such action and containing the material facts underlying the Company Board’s determination that an Intervening Event has occurred, and (ii) following the end of such Intervening Event Notice Period (it being agreed that in the event after the commencement of the Intervening Event Notice Period, there is any material development with respect to an Intervening Event, the Intervening Event Notice Period shall be extended, if applicable, to ensure that at least two Business Days remains in the Intervening Event Notice Period subsequent to the time the company notifies the SPAC of any such material revision (it being understood that there may be multiple extensions)), the Company Board determines in good faith, after consulting with outside financial advisors and legal counsel, that the failure to make a Company Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the Company Board’s fiduciary duties under Law. If requested by the SPAC, the Company shall, and shall cause its Representatives to, during the Intervening Event Notice Period, negotiate with the SPAC in good faith to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Company Adverse Recommendation Change. For the avoidance of doubt, none of (A) the determination by the Company Board that an Intervening Event may or has occurred or (B) the delivery by the Company to the SPAC of any notice contemplated by this Section 7.05 will, in and of itself, constitute a Company Adverse Recommendation Change or violate this Section 7.05.

(f)    The parties agree that any violation of the restrictions set forth in this Section 7.05 by any of the Company’s Representatives shall be deemed to be a breach of this Section 7.05 by the Company.

SECTION 7.06. SPAC Exclusivity. From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with Section 9.01, but only to the extent not inconsistent with the fiduciary duties of the SPAC Board, the SPAC shall not, and shall cause its Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any sale of any material assets of such person or any of the outstanding capital stock or any conversion, consolidation, liquidation, dissolution or similar transaction involving such person other than with the Company and its Representatives (an “Alternative Transaction”), (ii) enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction, or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided, however, that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 7.06. The SPAC shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. If the SPAC or any of its affiliates or its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then the SPAC shall promptly (and in no event later than one Business Day after the SPAC becomes aware of such inquiry or proposal) notify such person in writing that the SPAC is subject to an exclusivity agreement with respect to the Transaction that prohibits the SPAC or any of its affiliates or its or their respective Representatives from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.06 by the SPAC or any of its affiliates or its or their respective Representatives shall be deemed to be a breach of this Section 7.06 by the SPAC.

SECTION 7.07. Employee Benefits Matters.

(a)   The SPAC shall, or shall cause the Surviving Corporation to provide the employees of the Company who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation (including, without limitation, any employee benefit plan as defined in Section 3(3) of ERISA and any vacation or other paid time-off program or policy) for service accrued or deemed accrued prior to the Effective Time with the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, the SPAC shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the employee benefit plans established or maintained by the Surviving Corporation that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing.

(b)   The provisions of this Section 7.07 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any employee benefit plan of the Company or shall require the Company, the SPAC, the Surviving Corporation and each of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

SECTION 7.08. Directors’ and Officers’ Indemnification.

(a)   The certificate of incorporation and bylaws of each of the Surviving Corporation and the SPAC shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the certificate of incorporation and bylaws of the Company or the SPAC, as applicable, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or the SPAC, as applicable, unless such modification shall be required by Law.

(b)   On the Closing Date, each of the Company and the SPAC shall obtain (at the Company’s sole cost and expense) a non-cancelable run-off directors’ and officers’ “tail” insurance policy (providing coverage that, taken as a whole, is no less favorable than under such person’s policy as in effect on the date of this Agreement) or other directors’ and officers’ insurance coverage that is acceptable to such party’s board of directors, for a period of six years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors or officers of the Company or the SPAC, as applicable, on or prior to the Closing Date; provided, that the cost of the insurance policy obtained by the SPAC (the “SPAC D&O Tail Policy”) with respect to the SPAC’s directors and officers shall not exceed, in the aggregate, more than 250% of the last aggregate annual premium paid by the SPAC prior to the date hereof for the SPAC’s current directors’ and officers’ insurance policy (the “SPAC D&O Policy Cap”), and if the cost of the SPAC D&O Tail Policy would otherwise exceed the SPAC D&O Policy Cap, the SPAC shall obtain as much coverage as reasonably practicable to obtain for an aggregate cost not to exceed the amount of the SPAC D&O Policy Cap.

(c)   On the Closing Date, the SPAC shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and the SPAC with the post-Closing directors and officers of the SPAC and the Surviving Corporation, which indemnification agreements shall continue to be effective following the Closing.

SECTION 7.09. Notification of Certain Matters. The Company shall give prompt notice to the SPAC, and the SPAC shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail to be satisfied at the Closing. It is understood and agreed that no such notification will affect or be deemed to modify the conditions to the obligations of the parties to consummate the Merger or the remedies available to the parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided under this Section 7.09.

SECTION 7.10. Further Action; Reasonable Best Efforts.

(a)   Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under Laws or otherwise to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b)   Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

SECTION 7.11. Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of the SPAC and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by Law or the requirements of the Securities Exchange, each of the SPAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.11 shall prevent the SPAC or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

SECTION 7.12. Tax Matters. Each of the SPAC, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any of their affiliates or subsidiaries to, take any action which to its knowledge could reasonably be expected to prevent or impede the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Each of the SPAC, Merger Sub and the Company shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Merger.

SECTION 7.13. Securities Exchange Listing. The SPAC will use its reasonable best efforts to cause the New SPAC Common Stock issued in connection with the Transactions to be approved for listing on The New York Stock Exchange or another national securities exchange, as mutually agreed to by the parties (which, if not The New York Stock Exchange, shall include the SPAC using its commercially reasonable efforts to delist all SPAC Units, SPAC Class A Common Stock and SPAC Warrants from The New York Stock Exchange and instead prepare and submit to such other national securities exchange a listing application covering such securities) (the “Securities Exchange”). The SPAC shall use its reasonable best efforts, during the period from the date of this Agreement until the Closing, to keep the SPAC Units, SPAC Class A Common Stock and SPAC Warrants continuously listed for trading on the Securities Exchange, including, without limitation, to cause there to continuously be a sufficient number of round lot holders of New SPAC Common Stock following the Closing in satisfaction of applicable rules and regulations of the Securities Exchange.

SECTION 7.14. Trust Account. As of the Effective Time, the obligations of the SPAC to dissolve or liquidate within a specified time period as contained in the SPAC Certificate of Incorporation will be terminated and the SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of the SPAC by reason of the consummation of the Merger or otherwise, and no stockholder of the SPAC shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Effective Time, the SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to the SPAC (to be held as available cash on the balance sheet of the SPAC, and to be used for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

SECTION 7.15. Governance Matters.

(a)   Board of Directors. Upon the Effective Time, the SPAC Board and the board of directors of the Surviving Corporation shall consist of seven members to be selected by the Company, which shall initially be those selections set forth on Schedule 7.15; provided, however, that, following any such selection, in the event that any selected individual is unable to serve as a director of the SPAC at the Effective Time, then the Company shall have the right to designate another individual to serve as a director of the SPAC in place of the individual originally selected.

(b)   Prior to the Closing, the board of directors of the SPAC, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of New SPAC Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the SPAC following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

(c)   Effectuation. Prior to the Effective Time, the parties shall take all action necessary to effectuate the provisions of this Section 7.15.

SECTION 7.16. SPAC Public Filings. From the date hereof through the Effective Time, the SPAC will use its reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws.

SECTION 7.17. Termination of Affiliate Agreements. On and as of the Closing, the Company shall take all actions necessary to cause the contracts listed on Schedule 7.17 to be terminated without any further force and effect, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

SECTION 7.18. SPAC Deadline Extension. The SPAC shall take all necessary actions to obtain the requisite approval of the SPAC’s stockholders to extend the deadline for the SPAC to consummate its initial business combination to March 9, 2023 in accordance with the SPAC Organizational Documents and Law (the “SPAC Deadline Extension”).

SECTION 7.19. Section 280G. To the extent necessary to avoid the application of Section 280G of the Code and the applicable final Treasury Regulations and rulings thereunder, no later than five (5) Business Days prior to the Closing Date, the Company shall (a) use commercially reasonable efforts to obtain waivers from each Person who has a right to any payments or benefits as a result of or in connection with the transactions contemplated by this Agreement that would reasonably be expected to constitute “excess parachute payments” within the meaning of Section 280G of the Code and the applicable Treasury Regulations thereunder and as to which such Person waives his or her rights to some or all of such payments and/or benefits (such payments or benefits actually waived, the “Waived 280G Benefits”) applicable to such Person so that all remaining payments or benefits applicable to such Person shall not be deemed to be “excess parachute payments” within the meaning of Section 280G of the Code and the applicable Treasury Regulations thereunder, and (b) following the execution of the waivers described in clause (a), solicit the approval of the stockholders of the Company of any Waived 280G Benefits pursuant to a vote intended to meet the requirements of Section 280G(b)(5)(B) of the Code and the applicable Treasury Regulations thereunder, which related documents shall be in a form reasonably satisfactory to the SPAC (provided that the SPAC’s approval of such form shall not be unreasonably withheld or delayed). To the extent any of the Waived 280G Benefits were not approved by the stockholders of the Company as contemplated above, such Waived 280G Benefits shall not be made or provided. On or prior to the Closing Date, the Company shall deliver to the SPAC evidence that a vote of the stockholders of the Company was solicited in accordance with the foregoing provisions of this Section 7.19 and that either (i) the requisite number of votes were obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided. The Company shall provide the SPAC with a copy of such waiver and disclosure statement within a reasonable time prior to, and in no event later than two (2) Business Days prior to, delivery to the “disqualified individuals” and the stockholders of the Company of such waiver and disclosure statement, respectively, and the Company shall reflect in such waiver and disclosure statement any changes reasonably requested by the SPAC (provided that the SPAC’s approval of such changes shall not be unreasonably withheld or delayed). No later than seven (7) Business Days prior to the Closing Date, the Company shall provide the SPAC with a summary of the calculations and related documentation reasonably required to determine whether the vote described in this Section 7.19 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code.

ARTICLE VIII.

CONDITIONS TO THE MERGER

SECTION 8.01. Conditions to the Obligations of Each Party. The obligations of the Company, the SPAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)   Written Consent. The Written Consent shall have been delivered to the SPAC.

(b)   SPAC Stockholders’ Approval. The SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of the SPAC in accordance with the SPAC Organizational Documents and Law.

(c)   No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(d)   Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(e)   Net Tangible Assets. The SPAC shall have at least $5,000,001 of net tangible assets following the exercise of SPAC Stockholder Redemption Rights in accordance with the SPAC Organizational Documents or the shares of SPAC Class A Common Stock not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

SECTION 8.02. Conditions to the Obligations of the SPAC and Merger Sub. The obligations of the SPAC and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)   Representations and Warranties. The representations and warranties of the Company contained in Section 4.01(a) (Organization and Qualification; Subsidiaries), Section 4.03(a) (Capitalization), Section 4.04 (Authority Relative to this Agreement) and Section 4.22 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b)   Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)   Material Adverse Effect. No Company Material Adverse Effect with respect to clause (a) of the definition of “Company Material Adverse Effect” shall have occurred between the date of this Agreement and the Closing Date that is continuing.

(d)   Officer Certificate. The Company shall have delivered to the SPAC a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

(e)   FIRPTA Tax Certificates. On or prior to the Closing, the Company shall deliver to the SPAC a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by the SPAC with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

SECTION 8.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)   Representations and Warranties. The representations and warranties of the SPAC and Merger Sub contained in Section 5.01 (Corporation Organization), Section 5.03 (Capitalization), Section 5.04 (Authority Relative to this Agreement) and Section 5.12 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of the SPAC and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a SPAC Material Adverse Effect.

(b)   Agreements and Covenants. The SPAC and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)   Material Adverse Effect. No the SPAC Material Adverse Effect with respect to clause (a) of the definition of “SPAC Material Adverse Effect” shall have occurred between the date of this Agreement and the Closing Date that is continuing.

(d)   Officer Certificate. The SPAC shall have delivered to the Company a certificate, dated the date of the Closing, signed by the Chief Executive Officer of the SPAC, certifying as to the satisfaction of the conditions specified in Section 8.03(a), Section 8.03(b), Section 8.03(c) and Section 8.03(f).

(e)   Resignation. Other than those persons identified as continuing directors in accordance with Section 7.15, all members of the SPAC Board shall have executed written resignations effective as of the Effective Time.

(f)    Listing. The SPAC Units, the Shares of SPAC Class A Common Stock and the SPAC Warrants shall have been continuously listed and trading on a Securities Exchange since September 9, 2020, the New SPAC Common Stock to be issued in connection with the Transactions shall have been approved for listing on a Securities Exchange (subject only to official notice of issuance thereof), and there shall be no Action pending or threatened against the SPAC by the SEC to terminate the trading or listing of any securities of the SPAC.

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or the SPAC, as follows:

(a)   by mutual written consent of the SPAC and the Company; or

(b)   by either the SPAC or the Company if the Effective Time shall not have occurred prior to March 9, 2023 (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party (i) that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date or (ii) against which any legal proceeding is brought by a party hereto for specific performance or injunctive or other forms of equitable relief in connection herewith (which prohibition on such party’s right to terminate this Agreement shall continue throughout the pendency of such legal proceeding); or

(c)   by either the SPAC or the Company if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Merger; or

(d)   by either the SPAC or the Company if any of the SPAC Proposals shall fail to receive the requisite vote for approval at the SPAC Stockholders’ Meeting; or

(e)   by the SPAC if the Company Board or a committee thereof, prior to obtaining the Written Consent, shall have made a Company Adverse Recommendation Change; or

(f)    by the SPAC if the Company shall have failed to deliver the Written Consent to the SPAC within five Business Days after the Registration Statement becomes effective; provided, however, that the SPAC’s right to terminate this Agreement pursuant to this Section 9.01(f) shall expire at such time at which the Written Consent is delivered to the SPAC; or

(g)   by the SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that the SPAC has not waived such Terminating Company Breach and the SPAC and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further that, if such Terminating Company Breach is curable by the Company, the SPAC may not terminate this Agreement under this Section 9.01(g) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by the SPAC to the Company; or

(h)   by the Company upon a breach of any representation, warranty, covenant or agreement on the part of the SPAC and Merger Sub set forth in this Agreement, or if any representation or warranty of the SPAC and Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SPAC Breach”); provided, however, that the Company has not waived such Terminating SPAC Breach and the Company are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SPAC Breach is curable by the SPAC and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(h) for so long as the SPAC and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by the Company to the SPAC; or

(i)     by the Company prior to the receipt of the Company Stockholder Approval, if the Company Board authorizes the Company to enter into a definitive agreement with respect to a Company Superior Proposal and the Company enters into such definitive agreement with respect to such Company Superior Proposal and subject to Section 9.03(a); provided that the Company shall have complied in all material respects with all provisions of Section 7.05; or

(j)     by the SPAC within thirty (30) days of the date of this Agreement, based on its due diligence review of the Company; or

(k)    by either the SPAC or the Company for a period of 10 Business Days, such date commencing on the date that is 45 days following the date that Lincoln Park shall have exercised its right to terminate the Equity Purchase Agreement under Section 11(b) thereof, unless the SPAC or the Company shall have obtained an equity line of credit or other alternative financing arrangement reasonably acceptable to the other party within 45 days of Lincoln Park exercising such right; provided, that no party shall have the right to terminate this Agreement under this Section 9.01(k) if such party has failed to use commercially reasonable efforts to obtain, or to have reasonably cooperated in good faith with the other party to obtain, such alternate financing arrangements during such 45 day period.

SECTION 9.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.02, Section 9.03, Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful material breach of this Agreement by a party hereto.

SECTION 9.03. Termination Fee.

(a)   In the event that this Agreement is terminated by the Company pursuant to Section 9.01(i), the Company shall pay or cause to be paid $15,000,000 (the “Termination Fee”) to the SPAC or its designee by wire transfer of same day funds within two Business Days of such termination to an account designated in writing by the SPAC (which account shall be designated by the SPAC upon written request to allow the Company to pay or cause to be paid the Termination Fee payable hereunder within the time period required).

(b)   The parties acknowledge and agree that the provisions for payment of the Termination Fee are an integral part of the Transactions and are included herein in order to induce the parties to enter into this Agreement.

(c)   For clarity, it is understood and agreed that the Termination Fee shall be payable by the Company in the event of termination pursuant to Section 9.01(i), but shall not be payable by the Company in the event of a valid termination pursuant to Section 9.01(a) through 9.01(h), inclusive, or pursuant to Section 9.01(k).

ARTICLE X.

GENERAL PROVISIONS

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to the SPAC or Merger Sub:

Tailwind Acquisition Corp.

1545 Courtney Ave

Los Angeles, California 90046

Attention: Chris Hollod

E-mail:chris.hollod@gmail.com

with a copy to (which will not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue, Room 4652

New York, NY 10019

Attention: Adam Turteltaub; Danielle Scalzo

Email: aturteltaub@willkie.com; dscalzo@willkie.com

if to the Company:

Nuburu, Inc.
7442 Tucson Way, Suite 130
Centennial, CO 80112
Attention: Dr. Mark Zediker
Email: Mark.Zediker@nuburu.net

with a copy to (which will not constitute notice):

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
Attention: Michael J. Danaher; Brian Dillavou
Email: mdanaher@wsgr.com; bdillavou@wsgr.com

and with a copy to (which will not constitute notice):

Wilson Sonsini Goodrich & Rosati

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

Attention: Brendan Ripley Mahan

Email: bmahan@wsgr.com

SECTION 10.02. Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

SECTION 10.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04. Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

SECTION 10.05. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.08 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 10.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.07. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.07.

SECTION 10.08. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09. Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.10. Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 10.11. Expenses. Except as set forth in this Section 10.11 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except that the Company shall pay the reasonable and documented out-of-pocket expenses incurred in obtaining the SPAC D&O Tail Policy (but, for clarity, subject to the SPAC D&O Policy Cap) and any directors and officers insurance premium with respect to the renewal of the SPAC’s directors and officers policy. For the avoidance of doubt, the SPAC shall pay all expenses relating to (a) all SEC and other regulatory filings made in connection with the Proxy Statement and (b) all fees and expenses associated with the initial listing application of the New SPAC Common Stock on the Securities Exchange.

SECTION 10.12. Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 10.13. Waiver. At any time prior to the Effective Time, (i) the SPAC may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of the SPAC or Merger Sub, (b) waive any inaccuracy in the representations and warranties of the SPAC or Merger Sub contained herein or in any document delivered by the SPAC and/or Merger pursuant hereto and (c) waive compliance with any agreement of the SPAC or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

[Signature Page Follows.]

IN WITNESS WHEREOF, the SPAC, Merger Sub, and the Company have caused this Business Combination Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TAILWIND ACQUISITION CORP.

By	/s/ Chris Hollod
Name: Chris Hollod
Title: Chief Executive Officer

COMPASS MERGER SUB, INC.

By	/s/ Philip Krim
Name: Philip Krim
Title: President

NUBURU, INC.

By	/s/ Mark Zediker
Name: Mark Zediker
Title: Chief Executive Officer

[Signature Page to Business Combination Agreement]

Exhibit D

Execution Version

AMENDMENT TO LETTER AGREEMENT

This Amendment (this “Amendment”), dated as of [•] 2022, by and among Tailwind Acquisition Corp., a Delaware corporation (the “Company”), Tailwind Sponsor LLC, a Delaware limited liability company (“Sponsor”) and each of the undersigned (each, an “Insider” and, collectively, the “Insiders”) is to that certain Letter Agreement, dated as of September 3, 2020 (the “Letter Agreement”), by and among the Company, the Sponsor and the Insiders. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Letter Agreement.

RECITALS

WHEREAS, Section 12 of the Letter Agreement provides that the Letter Agreement may be amended only by an agreement in writing signed by the Company, the Sponsor and the Insiders; and

WHEREAS, each of the Company, the Sponsor and the Insiders desire to amend, and do hereby amend, the Letter Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing recitals, the agreements set forth in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Sponsor and the Insiders, intending to be legally bound, hereby agree as follows:

1.Amendments to the Letter Agreement.

(a)    Section 5(a) of the Letter Agreement is hereby amended and restated in its entirety as follows:

(a)    The Sponsor and the Insiders agree that they shall not Transfer any Founder Shares (the “Founder Shares Lock-up”) (i) if the completion of an initial Business Combination occurs prior to March 30, 2023, until the earliest of (A) nine (9) months following the completion of an initial Business Combination and (B) September 30, 2023 and (ii) if the completion of an initial Business Combination occurs on or after March 30, 2023, until six (6) months following the completion of an initial Business Combination.

2.References to the Letter Agreement. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Letter Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” or words of like import referring to the Letter Agreement shall refer to the Letter Agreement as amended by this Amendment. Except as specifically set forth above, the Letter Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects ratified and confirmed. Upon the execution and delivery of this Amendment by the parties hereto, (a) this Amendment shall become immediately effective, and (b) this Amendment shall be incorporated in, and become a part of, the Letter Agreement as set forth herein for all purposes of the Letter Agreement.

3.Other Miscellaneous Provisions. Sections 14, 15 and 16 of the Letter Agreement shall apply to this Amendment as if set forth herein, mutatis mutandis.

[Signatures Follow]

lN WlTNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first written above.

SPONSOR:

TAILWIND SPONSOR LLC

By:
Name:
Title:

COMPANY:

TAILWIND ACQUISITION CORP.

By:
Name:
Title:

Insiders:

Philip Krim

Chris Hollod

Matt Eby

Alan Sheriff

Wisdom Lu

Neha Parikh

Will Quist

Exhibit E

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TAILWIND ACQUISITION CORP.

a Delaware corporation

Tailwind Acquisition Corp., a Delaware corporation (the “Company”), hereby certifies that:

1. The Company was incorporated under the name “Tailwind Acquisition Corp.” The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on May 29, 2020.

2. The Amended and Restated Certificate of Incorporation of the Company attached hereto as Exhibit A, which is incorporated herein by this reference, and which restates, integrates and further amends the provisions of the Certificate of Incorporation of this Company as heretofore amended and restated, has been duly adopted by the Company’s Board of Directors and by the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3. This Amended and Restated Certificate of Incorporation of the Company shall be effective as of 12:02 pm Eastern Time on [  ], 20[  ].

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on [   ], 20[   ] and the foregoing facts stated herein are true and correct.

TAILWIND ACQUISITION CORP.

By:	/s/
Name:
Title:

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NUBURU, INC.

a Delaware corporation

ARTICLE I

The name of the corporation is Nuburu, Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

Section 1.      This Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 300,000,000 shares, of which 250,000,000 shares are Common Stock, $0.0001 par value per share, and 50,000,000 shares are Preferred Stock, $0.0001 par value per share.

Section 2.      Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 3.      The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors of the Company (the “Board of Directors”) (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4.      Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

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Section 5.      The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1.      Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2.      From and after the effectiveness of this Amended and Restated Certificate of Incorporation, the directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board of Directors or the incorporator of the Company. At the first annual meeting of stockholders following the date hereof, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the date hereof, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the date hereof, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1.      From and after the effectiveness of this Amended and Restated Certificate of Incorporation, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2.      Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1.      The Company is to have perpetual existence.

Section 2.      The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of

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Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3.      In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed by the stockholders of the Company except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4.      The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5.      No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1.      Subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2.      Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3.      Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1.      To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2.      Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3.      The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

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Section 4.      Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

ARTICLE XI

The Company reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII or this ARTICLE XI of this Amended and Restated Certificate of Incorporation.

*        *        *        *        *

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IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be executed this              day of       , 2022.

NUBURU, INC.

By:
Name:
Title:

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Exhibit F

CERTIFICATE OF DESIGNATIONS

OF

SERIES A PREFERRED STOCK,

PAR VALUE $0.0001,

OF

NUBURU, INC.

Pursuant to Section 151 of the Delaware General Corporation Law (as amended, supplemented or restated from time to time, the “DGCL”), Nuburu, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 103 of the DGCL, DOES HEREBY CERTIFY:

WHEREAS, the amended and restated certificate of incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the “Certificate of Incorporation”), authorizes the issuance of 300,000,000 shares of capital stock, consisting of 250,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”);

WHEREAS, the Certificate of Incorporation expressly authorizes the Board of Directors of the Company (the “Board”) by resolution or resolutions, to the maximum extent permitted by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing;

WHEREAS, pursuant to the authority conferred upon the Board by the Certificate of Incorporation, the Board, on [  ], 20[  ], adopted the following resolution designating a new series of Preferred Stock as “Series A Preferred Stock”:

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, a series of Preferred Stock of the Company is hereby authorized, and the number of shares to be included in such series, and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of Preferred Stock included in such series, shall be as follows:

SECTION 1.      Designation and Number of Shares. The shares of such series of Preferred Stock shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”). The number of authorized shares constituting the Series A Preferred Stock shall be 50,000,000. That number from time to time may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board, or any duly authorized committee thereof and by the filing of a certificate pursuant to the provisions of the DGCL stating that such increase or decrease, as applicable, has been so authorized. The Company shall not have the authority to issue fractional shares of Series A Preferred Stock.

SECTION 2.      Ranking. The Series A Preferred Stock will rank, with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company senior to the Common Stock (such Capital Stock, “Junior Stock”).

SECTION 3.      Definitions. As used herein with respect to Series A Preferred Stock:

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Beneficially Own”, “Beneficially Owned” or “Beneficial Ownership” and “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act, except that for purposes of this Certificate of Designations the words “within sixty days” in Rule 13d-3(d)(1)(i) shall not apply to the effect that a Person shall be deemed to be the Beneficial Owner of a security if that Person has the right to acquire beneficial ownership of such security at any time. For the avoidance of doubt, for purposes of this Certificate of Designations, the Holder shall at all times be deemed to have Beneficial Ownership of the shares of Series A Preferred Stock or shares of Common Stock issuable upon conversion or repurchase of shares of Series A Preferred Stock directly or indirectly held by such Holder, irrespective of any non-conversion period specified in this Certificate of Designations or any restrictions on transfer or voting contained in this Certificate of Designations.

“Board” shall have the meaning set forth in the recitals above.

“Business Combination Agreement” shall mean the Business Combination Agreement between the Company, Compass Merger Sub, Inc., a Delaware corporation, and Nuburu, Inc., a Delaware corporation, dated as of August 5, 2022, as it may be amended, supplemented or otherwise modified from time to time.

“Business Day” shall mean any weekday that is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

“Bylaws” shall mean the Bylaws of the Company, as may be amended from time to time.

“Capital Stock” shall mean, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

“Certificate of Designations” shall mean this Certificate of Designations relating to the Series A Preferred Stock, as it may be amended from time to time.

“Certificate of Incorporation” shall have the meaning set forth in the recitals above.

“Change of Control” shall mean the occurrence of any of the following events: (i) a sale, transfer, conveyance, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company, (ii) any Person or “group” (as such term is used in Section 13 of the Exchange Act), directly or indirectly, obtains Beneficial Ownership of 50% or more of the outstanding shares of Voting Stock of the Company or (iii) the Company consummates any merger, consolidation or similar transaction in which Common Stock is converted into equity securities of another entity, unless in the case of this clause (iii) (A) the Company or a successor continues to be incorporated in the United States, listed on a national stock exchange in the United States, and treated as a United States corporation for federal income tax purposes and (B) the stockholders of the Company immediately prior to the consummation of such merger, consolidation or similar transaction continue to hold (in substantially the same proportion as their ownership of the shares of Voting Stock immediately prior to the transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction) more than 50% of all of voting power of the outstanding shares of Voting Stock of the surviving or resulting entity, or if the Company becomes a wholly owned subsidiary in such transaction, a direct or indirect parent entity of the Company, in such transaction immediately following the consummation of such transaction. A “Change of Control” shall not include any transaction with the principal purpose of changing the jurisdiction of the Company’s incorporation within the United States.

“close of business” shall mean 5:00 p.m. (New York City time).

“Closing” shall have the meaning set forth in the Business Combination Agreement.

“Closing Date” shall have the meaning set forth in the Business Combination Agreement.

“Closing Price” of the Common Stock on any date of determination shall mean the closing sale price or, if no closing sale price is reported, the last reported sale price, of the shares of the Common Stock on the Securities Exchange on such date. If the Common Stock is not traded on a Securities Exchange on any date of determination, the Closing Price of the Common Stock on such date of determination shall mean the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or any

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similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by an Independent Financial Advisor retained by the Company for such purpose.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in the recitals above.

“Company” shall have the meaning set forth in the recitals above.

“Constituent Person” shall have the meaning set forth in Section 11(a)(iii).

“Conversion Agent” shall mean the Transfer Agent acting in its capacity as conversion agent for the Series A Preferred Stock, and its successors and assigns.

“Conversion Date” shall have the meaning set forth in Section 8(a).

“Conversion Notice” shall have the meaning set forth in Section 8(a)(i).

“Conversion Price” shall mean, for each share of Series A Preferred Stock, a dollar amount equal to the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the Conversion Price VWAP and (y) $5.00, in each case subject to adjustment as set forth herein.

“Conversion Price VWAP” shall mean the VWAP per share of Common Stock that is the lowest VWAP for any consecutive ninety (90) Trading Day period prior to the time of the calculation of such VWAP. For the avoidance of doubt, such VWAP shall be calculated on the basis of the volume-weighted price for the entire such period and not by averaging the VWAPs of each Trading Day in such period.

“Conversion Restrictions” shall have the meaning set forth in Section 6(c).

“DGCL” shall have the meaning set forth in the recitals above.

“Distributed Entity” shall mean any Subsidiary of the Company distributed in a Distribution Transaction.

“Distribution Transaction” shall mean any distribution of equity securities of a Subsidiary of the Company to holders of Common Stock, whether by means of a spin-off, split-off, redemption, reclassification, exchange, stock dividend, share distribution, rights offering or similar transaction.

“Ex-Dividend Date” shall mean, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Excess Amount” shall have the meaning set forth in Section 6(c).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Preferred Stock” shall mean a series of convertible preferred stock issued by the Company and having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the good faith judgment of the Board, to those of the Series A Preferred Stock, except that the Original Issuance Price and the Conversion Price thereof will be determined as provided herein.

“Exchange Property” shall have the meaning set forth in Section 11(a)(iii).

“Exempt Issuance” shall have the meaning set forth in Section 10(b).

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“Holder” shall mean a Person in whose name the shares of the Series A Preferred Stock are registered, which Person shall be treated by the Company, Transfer Agent, Registrar, paying agent and Conversion Agent as the absolute owner of the shares of Series A Preferred Stock for the purpose of making payment and settling conversions and for all other purposes; provided, however that, to the fullest extent permitted by law, (i) no Person that has received shares of Series A Preferred Stock in violation of the Business Combination Agreement and of any transfer restrictions set forth therein shall be a Holder, (ii) the Transfer Agent, Registrar, paying agent and Conversion Agent, as applicable, shall not, unless directed otherwise by the Company, recognize any such Person as a Holder and (iii) the Person in whose name the shares of the Series A Preferred Stock were registered immediately prior to such transfer shall remain the Holder of such shares.

“Independent Financial Advisor” shall mean an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; provided, however, that such firm or consultant is not an Affiliate of the Company.

“Individual Holder Share Cap” shall mean, with respect to any individual Holder, the maximum number of shares of Common Stock that could be issued by the Company to such Holder without triggering a change of control under applicable stock exchange listing rules.

“Intended Tax Treatment” shall have the meaning set forth in Section 18(b).

“Issuance Date” shall mean, with respect to any share of Series A Preferred Stock, the date of issuance of such share.

“Junior Stock” shall have the meaning set forth in Section 2.

“Mandatory Conversion” shall have the meaning set forth in Section 7(a).

“Mandatory Conversion Date” shall have the meaning set forth in Section 7(a).

“Mandatory Conversion Price” shall mean 200.0% of the then-current Conversion Price.

“Market Disruption Event” shall mean any of the following events:

(a)   any suspension of, or limitation imposed on, trading of the Common Stock by any exchange or quotation system on which the Closing Price is determined pursuant to the definition of the term “Closing Price” (the “Relevant Exchange”) during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Common Stock or options contracts relating to the Common Stock on the Relevant Exchange; or

(b)   any event that disrupts or impairs (as determined by the Company in its reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) in general to effect transactions in, or obtain market values for, the Common Stock on the Relevant Exchange or to effect transactions in, or obtain market values for, options contracts relating to the Common Stock on the Relevant Exchange.

“Mirror Preferred Stock” shall mean a series of convertible preferred stock issued by the Distributed Entity and having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the good faith judgment of the Board, to those of the Series A Preferred Stock, except that the Original Issuance Price and the Conversion Price thereof will be determined as provided herein.

“Notice of Mandatory Conversion” shall have the meaning set forth in Section 7(b).

“Officer’s Certificate” shall mean a certificate executed by the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company.

“Original Issuance Date” shall mean the Closing Date.

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“Original Issuance Price” shall mean, with respect to any share of Series A Preferred Stock, as of any date, $10.00 per share (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or other event of a similar nature (other than a redemption or a conversion pursuant to the terms of this Certificate of Designations) that increases or decreases the number of shares of Series A Preferred Stock outstanding).

“Person” shall mean an individual, corporation, limited liability or unlimited liability company, association, partnership, trust, estate, joint venture, business trust or unincorporated organization, or a government or any agency or political subdivision thereof, or other entity of any kind or nature.

“Preferred Stock” shall have the meaning set forth in the recitals above.

“Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock have the right to receive any cash, securities or other property or in which the Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or by statute, contract or otherwise).

“Registrar” shall mean the Transfer Agent acting in its capacity as registrar for the Series A Preferred Stock, and its successors and assigns.

“Relevant Exchange” shall have the meaning set forth in the definition of the term “Market Disruption Event”.

“Reorganization Event” shall have the meaning set forth in Section 11(a)(iii).

“Securities Exchange” means the New York Stock Exchange (or any nationally recognized successor thereto); provided, however, that in the event the Company’s Common Stock is ever listed or traded on the NYSE American, the NYSE Arca, The Nasdaq Capital Market, The Nasdaq Global Market or The Nasdaq Global Select Market, (or any nationally recognized successor to any of the foregoing), then the “Securities Exchange” shall mean such other market or exchange on which the Company’s Common Stock is then listed or traded.

“Series A Preferred Stock” shall have the meaning set forth in Section 1.

“Share Cap” shall mean a number of shares of Common Stock issued or issuable by the Company pursuant to the Business Combination Agreement and pursuant to the terms hereof which would cause the holders of such securities to Beneficially Own, in the aggregate, a number of shares of the Company’s Capital Stock that represents in excess of 9.99% of the Voting Stock as of the Conversion Date.

“Subsidiary” shall mean, with respect to any Person, any other Person of which 50% or more of the shares of the voting securities or other voting interests are owned or controlled, or the ability to select or elect 50% or more of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries.

“Test Date” shall mean the date that is two (2) years following the Original Issuance Date.

“Trading Day” shall mean a Business Day on which the Relevant Exchange is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

“Trading Period” shall have the meaning set forth in Section 7(a).

“Transfer Agent” shall mean the Person acting as Transfer Agent, Registrar and paying agent and Conversion Agent for the Series A Preferred Stock, and its successors and assigns. The Transfer Agent initially shall be the Company.

“Transfer Taxes” shall have the meaning set forth in Section 18(a).

“Unpaid Cash Dividends” shall mean, as of any date, with respect to any share of Series A Preferred Stock, all cash dividends that have been declared on such share, but that have not, as of such date, been paid in cash.

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“Voting Stock” shall mean (i) with respect to the Company, the Common Stock and any other Capital Stock of the Company having the right to vote generally in any election of directors of the Board and (ii) with respect to any other Person, all Capital Stock of such Person having the right to vote generally in any election of directors of the board of directors of such Person or other similar governing body.

“VWAP” per share of Common Stock on any Trading Day shall mean the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Company) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company).

SECTION 4.      Dividends.

(a)   Dividends. Dividends may be authorized by the Board, or any duly authorized committee thereof, and declared by the Board, or any duly authorized committee thereof, and paid by the Company, on any Junior Stock from time to time, and the Holders shall be entitled to participate in those dividends on an as-converted basis (pursuant to Section 6 without regard to any limitations on convertibility set forth therein) (other than pursuant to the adjustments otherwise provided under Section 10(b) or Section 11(a), as applicable).

(b)   Waivers. Any right related to the payment of dividends under this Section 4 or otherwise set forth in this Certificate of Designations may be waived as to such rights for all shares of Series A Preferred Stock (and the Holders thereof) upon the vote, election or approval of the Holders holding a majority of the shares of Series A Preferred Stock.

SECTION 5.      Liquidation Rights.

(a)   Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock, and subject to the rights of the Company’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Series A Preferred Stock equal to the greater of (i) the Original Issuance Price, and (ii) the amount a Holder would have received had such Holder, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, converted such share of Series A Preferred Stock into Common Stock (pursuant to Section 6). Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company other than what is expressly provided for in this Section 5 and will have no right or claim to any of the Company’s remaining assets.

(b)   Partial Payment. If in connection with any distribution described in Section 5(a) above, the assets of the Company or proceeds therefrom are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) to all Holders, the amounts distributed to the Holders shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

(c)   Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, nor shall the merger, consolidation, statutory exchange or any other business combination transaction of the Company into or with any other Person or the merger, consolidation, statutory exchange or any other business combination transaction of any other Person into or with the Company be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

SECTION 6.      Right of the Holders to Convert.

(a)   Each Holder shall have the right, at any time and at such Holder’s option, subject to the conversion procedures set forth in Section 8, to (1) convert each share of such Holder’s Series A Preferred Stock into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Conversion Date divided by (B) the Conversion Price as of the applicable Conversion Date and (2) receive a cash amount equal to any Unpaid Cash Dividends as of such date. The right of conversion may be exercised as to all or any portion of such Holder’s Series A Preferred Stock from time to time.

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(b)   The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the Series A Preferred Stock, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series A Preferred Stock then outstanding. Any shares of Common Stock issued upon conversion of Series A Preferred Stock shall be duly authorized, validly issued, fully paid and nonassessable.

(c)   Notwithstanding the foregoing or anything else in this Certificate of Designations to the contrary, (i) the Holders shall not have the right to acquire shares of Common Stock, and the Company shall not be required to issue shares of Common Stock, in excess of the Share Cap and (ii) no Holder shall have the right to acquire shares of Common Stock, and the Company shall not be required to issue shares of Common Stock to such Holder, in excess of such Holder’s Individual Holder Share Cap (collectively, the “Conversion Restrictions”), and in each case, the Company shall deliver, in lieu of any shares of Common Stock otherwise deliverable upon conversion in excess of the Conversion Restrictions, an amount of cash per share equal to the Closing Price on the Trading Day immediately prior to the Conversion Date (such cash amount, the “Excess Amount”).

SECTION 7.      Right of Company to Convert.

(a)   If the VWAP per share of Common Stock was greater than the Mandatory Conversion Price for any twenty (20) Trading Days within any period of thirty (30) Trading Days (such thirty (30) Trading Day period, the “Trading Period”), the Company may elect to convert (a “Mandatory Conversion”) all, but not less than all, of the outstanding shares of Series A Preferred Stock into shares of Common Stock (the date selected by the Company for any Mandatory Conversion pursuant to this Section 7(a), the “Mandatory Conversion Date”). In the case of a Mandatory Conversion, (1) each share of Series A Preferred Stock then outstanding shall be converted into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Mandatory Conversion Date divided by (B) the Conversion Price of such share in effect as of the Mandatory Conversion Date, and (2) any Unpaid Cash Dividends as of such date shall be settled in cash; provided, however, that, if as a result of the Conversion Restrictions, all then outstanding shares of Series A Preferred Stock may not be converted into shares of Common Stock at such time, the Company shall ratably deliver the maximum number of shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock at such time, together with an amount in cash equal to the Excess Amount in lieu of any such shares of Common Stock otherwise deliverable upon a Mandatory Conversion in excess of the Conversion Restrictions.

(b)   Notice of Mandatory Conversion. If the Company elects to effect a Mandatory Conversion, the Company shall, within twenty (20) Business Days following the completion of the applicable thirty (30) day Trading Period referred to in Section 7(a) above, provide notice of Mandatory Conversion to each Holder (such notice, a “Notice of Mandatory Conversion”). For the avoidance of doubt, a Notice of Mandatory Conversion does not limit a Holder’s right to convert on a Conversion Date prior to the Mandatory Conversion Date. The Mandatory Conversion Date selected by the Company shall be no less than thirty (30) Business Days and no more than forty-five (45) Business Days after the date on which the Company provides the Notice of Mandatory Conversion to the Holders. The Notice of Mandatory Conversion shall state the Mandatory Conversion Date selected by the Company.

SECTION 8.      Conversion Procedures and Effect of Conversion.

(a)   Conversion Procedure. A Holder must do each of the following in order to convert shares of Series A Preferred Stock:

(i)            in the case of a conversion pursuant to Section 6(a), complete and execute the conversion notice provided by the Conversion Agent (the “Conversion Notice”), and deliver such notice to the Conversion Agent; provided, however that a Conversion Notice may be conditional on the completion of a Change of Control or other corporate transaction;

(ii)            surrender to the Conversion Agent the certificate or certificates (if any) representing the shares of Series A Preferred Stock to be converted (or, if such Holder alleges that such certificate or certificates have been lost, stolen or destroyed, a lost certificate or certificates affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate or certificates);

(iii)            if required, furnish appropriate endorsements and transfer documents in a form reasonably acceptable to the Company; and

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(iv)            if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 18.

The foregoing clauses (ii), (iii) and (iv) shall be conditions to the issuance of shares of Common Stock to the Holders in the event of a Mandatory Conversion pursuant to Section 7 or a conversion pursuant to Section 9(c) (but, for the avoidance of doubt, not to the Mandatory Conversion of the shares of Series A Preferred Stock on the Mandatory Conversion Date, which such Mandatory Conversion shall be deemed to occur automatically on the Conversion Date, nor to the conversion of the shares of Series A Preferred Stock pursuant to Section 9(c), which such conversion shall be deemed to occur automatically on the date that is five (5) Business Days after the Test Date). The Holder may, in respect of a Mandatory Conversion or a conversion pursuant to Section 9(c), deliver a notice to the Conversion Agent specifying, in respect of the deliverable shares of Common Stock, a delivery method of either book-entry basis, through the facilities of The Depositary Trust Company (if eligible) or certificated form. If no such notice is delivered, the Holder shall be deemed to have chosen delivery by book-entry.

The “Conversion Date” means (A) with respect to conversion of any shares of Series A Preferred Stock at the option of any Holder pursuant to Section 6(a), the date on which such Holder complies with the procedures in this Section 8(a) (including the satisfaction of any conditions to conversion set forth in the Conversion Notice), (B) with respect to Mandatory Conversion pursuant to Section 7(a), the Mandatory Conversion Date and (C) with respect to a conversion pursuant to Section 9(c), the date that is five (5) Business Days after the Test Date.

(b)   Effect of Conversion. Effective immediately prior to the close of business on the Conversion Date applicable to any shares of Series A Preferred Stock, dividends shall no longer be declared on any such shares of Series A Preferred Stock.

(c)   Record Holder of Underlying Securities as of Conversion Date. The Person or Persons entitled to receive the Common Stock and, to the extent applicable, cash, securities or other property issuable upon conversion of Series A Preferred Stock on a Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or cash, securities or other property as of the close of business on such Conversion Date. As promptly as practicable on or after the Conversion Date and compliance by the applicable Holder with the relevant procedures contained in Section 8(a) (and in any event no later than five (5) Trading Days thereafter; provided, however that, if a written notice from the Holder in accordance with Section 8(a) specifies a date of delivery for any shares of Common Stock, such shares shall be delivered on the date so specified, which shall be no earlier than the second (2nd) Business Day immediately following the date of such notice (or such later date, not to exceed the fifth (5th) Business Day immediately following the date of such notice, if, prior to the Conversion Date, the Transfer Agent has delivered written notice to the Holders of Series A Preferred Stock that it is unable deliver shares of Common Stock within two (2) Business Days following any Conversion Date) and no later than the seventh (7th) Business Day thereafter), the Company shall issue the number of whole shares of Common Stock issuable upon conversion (and deliver any Excess Amount) and, to the extent applicable, any cash, securities or other property issuable thereon. Such delivery of shares of Common Stock, securities or other property shall be made by book-entry or, at the request of the Holder, through the facilities of The Depositary Trust Company (if eligible), or in certificated form. Any such certificate or certificates shall be delivered by the Company to the appropriate Holder on a book-entry basis, through the facilities of The Depositary Trust Company (if eligible), or by mailing certificates evidencing the shares to the Holders, in each case at their respective addresses as set forth in the Conversion Notice (in the case of a conversion pursuant to Section 6(a)) or in the records of the Company or as set forth in a notice from the Holder to the Conversion Agent, as applicable (in the case of a Mandatory Conversion or a conversion pursuant to Section 9(c)). In the event that a Holder shall not by written notice designate the name in which shares of Common Stock and, to the extent applicable, cash, securities or other property to be delivered upon conversion of shares of Series A Preferred Stock should be registered or paid, or the manner in which such shares, cash, securities or other property should be delivered, the Company shall be entitled to register and deliver such shares, securities or other property, and make such payment, in the name of the Holder and in the manner shown on the records of the Company (or, if no such manner is shown on the records of the Company, in the manner chosen in good faith by the Board).

(d)   Status of Converted or Reacquired Shares. Shares of Series A Preferred Stock converted in accordance with this Certificate of Designations, or otherwise acquired by the Company in any manner whatsoever, shall be retired promptly after the conversion or acquisition thereof and shall not be reissued as shares of such series. All such shares shall, upon their retirement and any filing required by the DGCL, become authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Certificate of Incorporation.

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SECTION 9.      Test Date.

(a)   On the Test Date:

(i)            If the Conversion Price exceeds the VWAP on such date, then the Company shall redeem all of the shares of Series A Preferred Stock then outstanding, to the extent not prohibited by law, at the Original Issuance Price; and

(ii)            If the Conversion Price is equal to or less than the VWAP on such date, then the Company shall convert all of the shares of Series A Preferred Stock then outstanding into shares of Common Stock, to the extent not prohibited by law, at the Conversion Price.

(b)   Test Date Redemption. If the Company is obligated to redeem the shares of Series A Preferred Stock then outstanding pursuant to Section 9(a)(i), then on the date that is five (5) Business Days after the Test Date, the Company shall deliver or cause to be delivered to each Holder, cash by wire transfer, equal to the Original Issuance Price; provided, however, that if the Company shall not have sufficient funds legally available under applicable law to redeem all then outstanding shares of Series A Preferred Stock, the Company shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. From and after the Test Date with respect to any share of Series A Preferred Stock that the Company has redeemed in accordance with the provisions of this Section, (i) such share shall no longer be deemed outstanding and (ii) all rights with respect to such share shall cease and terminate. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, until a share of Series A Preferred Stock is redeemed by the payment in full of the Original Issuance Price, such share of Series A Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein including the right to convert.

(c)   Test Date Conversion. If the Company is obligated to convert the shares of Series A Preferred Stock then outstanding pursuant to Section 9(a)(ii), then on the date that is five (5) Business Days after the Test Date, (1) each share of Series A Preferred Stock outstanding as of the Test Date shall be converted into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Test Date divided by (B) the Conversion Price as of the Test Date and (2) any Unpaid Cash Dividends as of such date shall be settled in cash; provided, however, that, if as a result of the Conversion Restrictions, all then outstanding shares of Series A Preferred Stock may not be converted into shares of Common Stock at such time, the Company shall ratably deliver the maximum number of shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock at such time, together with an amount in cash equal to the Excess Amount in lieu of any such shares of Common Stock otherwise deliverable upon a conversion pursuant to this Section in excess of the Conversion Restrictions; provided further that the provisions of Section 8 shall apply to any conversion pursuant to this Section.

SECTION 10.  Adjustments to the Conversion Price.

(a)   Anti-Dilution Adjustments. The Conversion Price will be subject to adjustment, without duplication, upon the occurrence of the following events, except that the Company shall not make any adjustment to the Conversion Price if a Holder of the Series A Preferred Stock participates, at the same time and upon the same terms as holders of Common Stock and solely as a result of holding shares of Series A Preferred Stock, in any transaction described in this Section 10(a), without having to convert its Series A Preferred Stock, as if it held a number of shares of Common Stock equal to the Original Issuance Price of each share of Series A Preferred Stock held by such Holder divided by the then-current Conversion Price:

(i)            Stock Splits and Combinations. If the Company effects a stock split or a stock combination of the Common Stock (in each case, excluding an issuance solely pursuant to a Reorganization Event, as to which Section 11 will apply), then the Conversion Price will be adjusted based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the close of business on the effective date of such stock split or stock combination, as applicable;

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CP1 = the Conversion Price in effect immediately after the close of business on such effective date, as applicable;

OS0 = the number of shares of Common Stock outstanding immediately before the close of business on such effective date, as applicable, without giving effect to such stock split or stock combination; and

OS1 = the number of shares of Common Stock outstanding immediately after giving effect to such stock split or stock combination.

If any stock split or stock combination of the type described in this Section 10(a)(i) is declared or announced, but not so made, then the Conversion Price will be readjusted, effective as of the date the Board, or any Officer acting pursuant to authority conferred by the Board, determines not to effect such stock split or stock combination, to the Conversion Price that would then be in effect had such stock split or stock combination not been declared or announced.

(ii)            Rights, Options and Warrants. If the Company distributes, to all or substantially all holders of Common Stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan) entitling such holders, for a period of not more than forty-five (45) calendar days after the Record Date of such distribution, to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Price will be decreased based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the close of business on such Record Date;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

OS = the number of shares of Common Stock outstanding immediately before the close of business on such Record Date;

Y = a number of shares of Common Stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Closing Price per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced; and

X = the total number of shares of Common Stock issuable pursuant to such rights, options or warrants.

provided, however, that (A) the Conversion Price will not be adjusted pursuant to this Section 10(b)(ii) solely as a result of an Exempt Issuance and (B) the issuance of shares of Common Stock issuable pursuant to the exercise, vesting or conversion of such rights, options or warrants will not constitute an additional issuance or sale of Common Stock.

To the extent such rights, options or warrants are not so distributed, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the decrease to the Conversion Price for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the decrease to the Conversion Price for such distribution been made on the basis of delivery of only the number of shares of Common Stock actually delivered upon exercise of such rights, option or warrants.

For purposes of this Section 10(a)(ii), in determining whether any rights, options or warrants entitle holders of Common Stock to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Board.

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(iii)          Distribution Transactions and Other Distributed Property.

(A)           Distributions Other than Distribution Transactions. If the Company distributes shares of its Capital Stock, evidences of the Company’s indebtedness or other assets or property of the Company, or rights, options or warrants to acquire the Company’s Capital Stock or other securities, to all or substantially all holders of the Common Stock, excluding:

(I)    rights, options or warrants for which an adjustment to the Conversion Price is required pursuant to Section 10(a)(i) or Section 10(a)(ii);

(II)  dividends or distributions paid exclusively in cash;

(III)           rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided in Section 10(c);

(IV)          Distribution Transactions for which an adjustment to the Conversion Price is required pursuant to Section 10(a)(iii)(B);

(V)             a distribution solely pursuant to a tender offer or exchange offer for shares of Common Stock, as to which Section 10(a)(ii) will apply; and

(VI)          a distribution solely pursuant to a Reorganization Event, as to which Section 11 will apply, then the Conversion Price will be decreased based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the close of business on the Record Date for such distribution;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

SP = the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the Ex-Dividend Date for such distribution; and

FMV = the fair market value (as determined by the Board), as of such Record Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of Common Stock pursuant to such distribution;

provided, however, that, if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Price, each Holder will receive, for each share of Series A Preferred Stock held by such Holder on such Record Date, at the same time and on the same terms as holders of Common Stock, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants that such Holder would have received in such distribution if such Holder had owned, on such Record Date, a number of shares of Common Stock equal to the number of shares of Common Stock that would be issuable (determined in accordance with Section 6) in respect of one (1) share of Series A Preferred Stock that is converted with a Conversion Date occurring on such Record Date (subject to the same arrangements, if any, in such distribution not to issue or deliver a fractional portion of any Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants, but with such arrangement applying separately to each Holder and computed based on the total number of shares of Series A Preferred Stock held by such Holder on such Record Date).

To the extent such distribution is not so paid or made, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(B)  Distribution Transactions. If the Company engages in a Distribution Transaction in which it distributes or dividends shares of Capital Stock of any class or series, or similar equity interests, of or relating to an Affiliate or Subsidiary or other business unit of the Company to all or substantially all holders of the Common Stock (other than

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solely pursuant to (x) a Reorganization Event, as to which Section 11 will apply; or (y) a tender offer or exchange offer for shares of Common Stock, as to which Section 10(b)(ii) will apply), and such Capital Stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange, then the Conversion Price will be decreased based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the close of business on the Record Date for such Distribution Transaction;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

SP = the average of the Closing Prices per share of Common Stock for each Trading Day in the Distribution Transaction Valuation Period (as defined below); and

FMV = the product of (x) the average of the Closing Prices per share or unit of the Capital Stock or equity interests distributed in such Distribution Transaction over the ten (10) consecutive Trading Day period (the “Distribution Transaction Valuation Period”) beginning on, and including, the Ex-Dividend Date for such Distribution Transaction (such average to be determined as if references to Common Stock in the definitions of “Closing Price,” “Trading Day” and “Market Disruption Event” were instead references to such Capital Stock or equity interests);

and (y) the number of shares or units of such Capital Stock or equity interests distributed per share of Common Stock in such Distribution Transaction.

provided, however, that in the event of a Distribution Transaction where the Majority Holders (as defined below) elect to engage in a Spin-Off Exchange Offer (as defined below), and such Spin-Off Exchange Offer is completed pursuant to Section 10(d), then no adjustment to the Conversion Price shall be made pursuant to this Section 10(a)(iii)(B).

The adjustment to the Conversion Price pursuant to this Section 10(a)(iii)(B) will be calculated as of the close of business on the last Trading Day of the Distribution Transaction Valuation Period that will be given effect immediately after the close of business of the Record Date for the Distribution Transaction, with retroactive effect. If the Conversion Date for any share of Series A Preferred Stock to be converted occurs during the Distribution Transaction Valuation Period, then, notwithstanding anything to the contrary in this Certificate of Designations, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last Trading Day of the Distribution Transaction Valuation Period.

To the extent any dividend or distribution of the type described in Section 10(a)(iii)(B) is declared but not made or paid, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(iv)            Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of Common Stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act), and the value (determined as of the Expiration Time (as defined below) by the Board) of the cash and other consideration paid per share of Common Stock in such tender or exchange offer exceeds the Closing Price per share of Common Stock on the Trading Day immediately after the last date (the “Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Price will be decreased based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the time (the “Expiration Time”) such tender or exchange offer expires;

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CP1 = the Conversion Price in effect immediately after the Expiration Time;

SP = the average of the Closing Prices per share of Common Stock over the ten (10) consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Expiration Date;

OS0 = the number of shares of Common Stock outstanding immediately before the Expiration Time (including all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

AC = the aggregate value (determined as of the Expiration Time by the Board) of all cash and other consideration paid for shares of Common Stock purchased or exchanged in such tender or exchange offer; and

OS1 = the number of shares of Common Stock outstanding immediately after the Expiration Time (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

provided, however, that the Conversion Price will in no event be adjusted up pursuant to this Section 10(b)(v), except to the extent provided in the immediately following paragraph. The adjustment to the Conversion Price pursuant to this Section 10(b)(v) will be calculated as of the close of business on the last Trading Day of the Tender/Exchange Offer Valuation Period but will be given effect immediately after the Expiration Time, with retroactive effect. If the Conversion Date for any share of Series A Preferred Stock to be converted occurs on the Expiration Date or during the Tender/Exchange Offer Valuation Period, then, notwithstanding anything to the contrary in this Certificate of Designations, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last Trading Day of the Tender/Exchange Offer Valuation Period.

To the extent such tender or exchange offer is announced but not consummated (including as a result of being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of Common Stock in such tender or exchange offer are rescinded, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(b)   No Adjustments in Certain Cases. Without limiting the operation of Section 6(a), the Company will not be required to adjust the Conversion Price except pursuant to this Section 10. For the avoidance of doubt, no adjustment to the Conversion Price will be made (the following, each an “Exempt Issuance”):

(i)           Upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in Common Stock under any plan in which purchases are made at market prices on the date or dates of purchase, without discount, and whether or not the Company bears the ordinary costs of administration and operation of the plan, including brokerage commissions;

(ii)            upon the issuance of any shares of Common Stock or options or rights to purchase such shares pursuant to any present or future employee, director, consultant or officer equity incentive plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs;

(iii)            except as otherwise provided in Section 10(a) upon the issuance of any shares of Common Stock pursuant to exercise, vesting or conversion of any option, warrant, right, restricted stock unit or exercisable, exchangeable or convertible security;

(iv)            for dividends or distributions declared or paid to holders of Common Stock in which the Holders participate; or

(v)            for a change in the par value of the Common Stock.

(c)   Stockholder Rights Plans. If any shares of Common Stock are to be issued upon conversion of any Series A Preferred Stock and, at the time of such conversion, the Company has in effect any stockholder rights plan, then the Holder of such Series A Preferred Stock will be entitled to receive, in addition to, and concurrently with the delivery of, the consideration otherwise due upon such conversion, the rights set forth in such stockholder rights plan, unless such rights have separated from the Common Stock at such time, in which case, and only in such case, the Conversion Price will be adjusted pursuant to Section 10(a)(iii)(A) on account of such separation as if, at the time of such separation, the Company had made a distribution of the type referred to in

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such Section 10(a)(iii)(A) to all holders of Common Stock, subject to readjustment pursuant to Section 10(a)(iii)(A) if such rights expire, terminate or are redeemed. For the avoidance of doubt, if the rights issued or otherwise distributed pursuant to any such stockholder rights plan have previously been issued to the Holders of Series A Preferred Stock, then the foregoing sentence of this Section 10(c) shall not apply.

(d)   Distribution Transactions.

(i)            In the event the Company proposes to effect a Distribution Transaction, then, by written notice of the Holders constituting at least a majority of the outstanding voting power of the Series A Preferred Stock (the “Majority Holders”) delivered to the Company prior to the relevant Record Date, the Company will negotiate in good faith with such Majority Holders the terms and conditions of an exchange offer described herein (the “Spin-Off Exchange Offer”), and in the event the Spin-Off Exchange Offer is completed, then no adjustment to the Conversion Price shall be made pursuant to Section 10(a)(iii)(B).

(ii)             In connection with the Spin-Off Exchange Offer, each share of Series A Preferred Stock will be exchanged by the Company for one (1) share of Mirror Preferred Stock and one (1) share of Exchange Preferred Stock. The Original Issuance Price of the Series A Preferred Stock will be allocated between the shares of Mirror Preferred Stock and Exchange Preferred Stock in accordance with the relative fair market value of the assets and businesses to be held by the Distributed Entity and the assets and businesses to be retained by the Company, as determined in good faith by the Board after consultation with the Majority Holders.

(iii)             The Company and the Majority Holders will negotiate reasonably and in good faith and each will use its reasonable best efforts to agree on mutually agreeable terms for the Spin-Off Exchange Offer, including, without limitation, the certificate of designations with respect to the Mirror Preferred Stock and the certificate of designations with respect to the Exchange Preferred Stock, to reflect the fact that following the completion of the Spin-Off Exchange Offer the adjustments to the Conversion Price will be based upon the common stock of the Company and the common stock of the Distributed Entity, and that the rights, benefits, obligations and economic characteristics of the Series A Preferred Stock will not be expanded or diminished as a result of the exchange of shares of Series A Preferred Stock for shares of Mirror Preferred Stock and Exchange Preferred Stock. The exchange of Series A Preferred Stock for Exchange Preferred Stock in the Spin-Off Exchange Offer shall be structured in a manner so as to qualify as a tax-free recapitalization within the meaning of Section 368(a) of the Code to the maximum extent permitted by applicable law. The Company agrees for U.S. federal and applicable state and local income tax purposes the shares of Mirror Preferred Stock and Exchange Preferred Stock shall be structured in a way not to be classified as “preferred stock” within the meaning of Section 305 or Section 306 of the Code (or similar or analogous state or local income tax law) or “nonqualified preferred stock” within the meaning of Section 351(g) of the Code.

(e)   Determination of the Number of Outstanding Shares of Common Stock. For purposes of Section 10(a), the number of shares of Common Stock outstanding at any time will (1) include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock; and (2) exclude shares of Common Stock held in the Company’s treasury (unless the Company pays any dividend or makes any distributions on shares of Common Stock held in its treasury).

(f)    Calculations. All calculations with respect to the Conversion Price and adjustments thereto will be made to the nearest 1/100th of a cent (with 5/1,000ths rounded downward).

(g)   Notice of Conversion Price Adjustments. Upon the effectiveness of any adjustment to the Conversion Price pursuant to Section 10(a) or Section 10(b), the Company will promptly send notice to the Holders containing (1) a brief description of the transaction or other event on account of which such adjustment was made; (2) the Conversion Price in effect immediately after such adjustment; and (3) the effective time of such adjustment.

(h)   Voluntary Conversion Price Decreases.

(i)            Generally. To the extent permitted by law and applicable stock exchange rules, the Company, from time to time, may (but is not required to) decrease the Conversion Price by any amount if (1) the Board determines that such decrease is in the Company’s best interest or that such decrease is advisable to avoid or diminish any income tax imposed on holders of Common Stock or rights to purchase Common Stock as a result of any dividend or distribution of shares (or rights to acquire shares) of Common Stock or any similar event; (2) such decrease is in effect for a period of at least twenty (20) Business Days; and (3) such decrease is irrevocable during such period; provided, however, that any such decrease that would

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be reasonably expected to result in any income tax imposed on holders of Series A Preferred Stock shall require the affirmative vote, election or approval of the Majority Holders.

(ii)            Notice of Voluntary Decrease. If the Board determines to decrease the Conversion Price pursuant to Section 10(h)(i), then, no later than the first Business Day of the related twenty (20) Business Day period referred to in Section 10(h)(i), the Company will send notice to each Holder, the Transfer Agent and the Conversion Agent of such decrease to the Conversion Price, the amount thereof and the period during which such decrease will be in effect.

(i)     Successive Adjustments. After an adjustment to the Conversion Price under this Section 10, any subsequent event requiring an adjustment under this Section 10 shall cause an adjustment to each such Conversion Price as so adjusted.

(j)     Multiple Adjustments. For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Conversion Price pursuant to this Section 10 under more than one subSection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder; provided, however, that if more than one subSection of this Section 10 is applicable to a single event, the subSection shall be applied that produces the largest adjustment.

(k)   Notice of Adjustments. Whenever the Conversion Price is adjusted as provided under this Section 10, the Company shall as soon as reasonably practicable following the occurrence of an event that requires such adjustment (or if the Company is not aware of such occurrence, as soon as reasonably practicable after becoming so aware):

(i)            compute the adjusted applicable Conversion Price in accordance with this Section 10 and prepare and transmit to the Conversion Agent an Officer’s Certificate setting forth the applicable Conversion Price, the method of calculation thereof, and the facts requiring such adjustment and upon which such adjustment is based; and

(ii)            provide a written notice to the Holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the applicable Conversion Price was determined and setting forth the adjusted applicable Conversion Price.

(l)     Conversion Agent. The Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist that may require any adjustment of the Conversion Price or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same. The Conversion Agent shall be fully authorized and protected in relying on any Officer’s Certificate delivered pursuant to this Section 10(l) and any adjustment contained therein and the Conversion Agent shall not be deemed to have knowledge of any adjustment unless and until it has received such certificate. The Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities or property, that may at the time be issued or delivered with respect to any Series A Preferred Stock and the Conversion Agent makes no representation with respect thereto. The Conversion Agent shall not be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock pursuant to the conversion of Series A Preferred Stock or to comply with any of the duties, responsibilities or covenants of the Company contained in this Section 10.

(m)             Fractional Shares. No fractional shares of Common Stock will be delivered to the Holders upon conversion. In lieu of any fractional shares to which the Holders would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share. In order to determine whether the number of shares of Common Stock to be delivered to a Holder upon the conversion of such Holder’s shares of Series A Preferred Stock will include a fractional share, such determination shall be based on the aggregate number of shares of Series A Preferred Stock of such Holder that are being converted on any single Conversion Date.

SECTION 11.  Adjustment for Reorganization Events.

(a)   Reorganization Events. In the event of:

(i)            any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which at least a majority of the Common Stock is changed or converted into, or exchanged for, cash, securities or other property of the Company or another Person;

(ii)            any sale, transfer, lease or conveyance to another Person of all or a majority of the property and assets of the Company, in each case pursuant to which the Common Stock is converted into cash, securities or other property; or

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(iii)            any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the Common Stock into other securities; (each of which is referred to as a “Reorganization Event”);

then each share of Series A Preferred Stock outstanding immediately prior to such Reorganization Event will, without the approval or election of the Holders and subject to Section 13, remain outstanding but shall become convertible into, out of funds legally available therefor, the number, kind and amount of securities, cash and other property (the “Exchange Property”) (without any interest on such Exchange Property and without any right to dividends or distribution on such Exchange Property which have a record date that is prior to the applicable Conversion Date) that the Holder of such share of Series A Preferred Stock would have received in such Reorganization Event had such Holder converted its shares of Series A Preferred Stock into the applicable number of shares of Common Stock immediately prior to the effective date of the Reorganization Event using the Conversion Price applicable immediately prior to the effective date of the Reorganization Event and the Original Issuance Price applicable at the time of such subsequent conversion; provided, however that the foregoing shall not apply if such Holder is a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (any such Person, a “Constituent Person”), or an Affiliate of a Constituent Person, to the extent such Reorganization Event provides for different treatment of Common Stock held by such Constituent Persons or such Affiliate thereof. If the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person (other than a Constituent Person or an Affiliate thereof), then for the purpose of this Section 11(a), the kind and amount of securities, cash and other property receivable upon conversion following such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock.

(b)   Successive Reorganization Events. The above provisions of this Section 11 shall similarly apply to successive Reorganization Events and the provisions of Section 10 shall apply to any shares of Capital Stock received by the holders of the Common Stock in any such Reorganization Event.

(c)   Reorganization Event Notice. The Company (or any successor) shall, no less than thirty (30) days prior to the anticipated effective date of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 11.

(d)   Reorganization Event Agreements. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Series A Preferred Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section 11.

SECTION 12.  Voting Rights. Holders shall not be entitled to vote at or receive notice of any meeting of stockholders, except as provided in Section 13 or as required by law.

SECTION 13.  Consent Rights. For so long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, and shall cause its Subsidiaries not to, unless the Majority Holders otherwise approve, vote for or authorize, or otherwise waive any provision of this Section 13:

(a)   create or authorize the creation of, or issue any equity or debt securities of the Company or any of its Subsidiaries (or rights exercisable into equity securities of the Company or any of its Subsidiaries) that rank senior or pari passu to the rights of the Series A Preferred Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; or

(b)   permit any adverse change (including as a result of a merger, consolidation or other similar or extraordinary transaction) to the powers, preferences or special rights of the Series A Preferred Stock set forth in the Certificate of Incorporation or bylaws, including by amendment, modification or in any other manner that fails to give effect to the rights of the Holders as set forth in this Certificate of Designations, the Certificate of Incorporation or bylaws, or otherwise required by applicable law.

SECTION 14.  Term. Except as expressly provided in this Certificate of Designations, the shares of Series A Preferred Stock shall not be redeemable or otherwise mature and the term of the Series A Preferred Stock shall be perpetual.

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SECTION 15.  No Sinking Fund. Shares of Series A Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 16.  Transfer Agent, Conversion Agent, Registrar and Paying Agent. The duly appointed Transfer Agent, Conversion Agent, Registrar and paying agent for the Series A Preferred Stock shall be the Company. The Company may, in its sole discretion, appoint any other Person to serve as Transfer Agent, Conversion Agent, Registrar or paying agent for the Series A Preferred Stock and thereafter may remove or replace such other Person at any time. Upon any such appointment or removal, the Company shall send notice thereof by first class mail, postage prepaid, to the Holders.

SECTION 17.  Replacement Certificates.

(a)   Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates evidencing the Series A Preferred Stock are issued, the Company shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Transfer Agent. The Company shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Company and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Transfer Agent and the Company.

(b)   Certificates Following Conversion. If physical certificates representing the Series A Preferred Stock are issued, the Company shall not be required to issue replacement certificates representing shares of Series A Preferred Stock on or after the Conversion Date applicable to such shares. In place of the delivery of a replacement certificate following the applicable Conversion Date, the Transfer Agent, upon receipt of the satisfactory evidence and indemnity described in clause (a) above, shall deliver the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock formerly evidenced by the physical certificate.

SECTION 18.  Taxes.

(a)   Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes (“Transfer Taxes”) that may be payable in respect of any issuance or delivery of shares of Series A Preferred Stock or shares of Common Stock or other securities issued on account of Series A Preferred Stock pursuant hereto or certificates representing such shares or securities. However, in the case of conversion of Series A Preferred Stock, the Company shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A Preferred Stock, shares of Common Stock or other securities to a Beneficial Owner other than the Beneficial Owner of the Series A Preferred Stock immediately prior to such conversion, and shall not be required to make any such issuance, delivery or payment unless and until the Person requesting such issuance, delivery or payment has paid to the Company the amount of any such Transfer Tax or has established, to the satisfaction of the Company, that such Transfer Tax has been paid or is not payable.

(b)   Intended Tax Treatment. For U.S. federal and applicable state and local income tax purposes (i) the shares of Series A Preferred Stock are not intended to be classified as “preferred stock” within the meaning of Code Section 305, Treasury Regulation Section 1.305-5 or Code Section 306 (or similar or analogous state or local income tax law), (ii) if a conversion of shares of Series A Preferred Stock into Common Stock is effected, such transaction is intended to be treated as a “reorganization” within the meaning of Section 368(a)(l)(E) of the Code (or similar or analogous state or local income tax law) whereby the Holder of each exchanged share of Series A Preferred Stock is intended to be treated as transferring such share to the Company in exchange for Common Stock (such tax treatment described in clauses (i) and (ii), together, the “Intended Tax Treatment”). The Company and each Holder shall file all applicable income tax returns in accordance with the Intended Tax Treatment and not take any reporting position with respect to applicable income taxes inconsistent with the Intended Tax Treatment unless otherwise required in connection with the settlement or resolution of any tax audit, contest or other procedure with a taxing authority or a change in law after the date hereof. Notwithstanding any other provision within this Certificate of Designations the Company shall not, without the written approval of the Majority Holders, pay any dividend or make any other distribution (within the meaning of Code Section 305 and the Treasury Regulations thereunder) on any share of capital stock or other security convertible into, or exercisable or exchangeable for, any capital stock of the Company, or take any other action, so long as any share of Series A Preferred Stock is outstanding, if such dividend, distribution or action may result in a deemed dividend or deemed distribution pursuant to Code Section 305 to the Holders of such shares.

(c)   Redemptions. The Company and the Holders agree to treat any redemption pursuant to Section 9(b) as a sale or exchange for purposes of Code Section 302 to the maximum extent permitted by law.

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(d)   Withholding. All payments and distributions (or deemed distributions) on the shares of Series A Preferred Stock (and on the shares of Common Stock received upon their conversion) shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders. The Company shall provide the applicable Holder with reasonable notice in advance of such deduction and withholding and shall use commercially reasonable efforts to cooperate with the applicable Holder to minimize or eliminate such withholding. Absent a change in law or a contrary determination within the meaning of Code Section 1313, this Section 18(d) shall not apply to the issuance of shares of Common Stock upon conversion or repurchase of any shares of Series A Preferred Stock and the Company shall not have the right to withhold and deduct upon such conversion. To the extent the Company in good faith reasonably believes that such change in law has in fact occurred, the Company shall give prompt notice of such change in law to the applicable Holder and shall cooperate in good faith with the applicable Holder to minimize or eliminate such deduction or withholding.

SECTION 19.  Notices. All notices referred to herein shall be in writing and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered or certified mail with postage prepaid, or by private courier service addressed: (i) if to the Company, to its principal executive offices, (ii) if to any Holder, to such Holder at the mail or email address of such Holder as listed in the stock record books of the Company (which may include the records of the Transfer Agent) or (iii) to such other mail or email address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given.

SECTION 20.  Facts Ascertainable. When the terms of this Certificate of Designations refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Company shall maintain a copy of such agreement or document at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Company shall also maintain a written record of the Issuance Date, the number of shares of Series A Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 21.  Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the Holders thereof) upon the vote, election or approval of the Holders holding a majority of the shares of Series A Preferred Stock.

SECTION 22.  Severability. If any term of the Series A Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

This Certificate of Designations shall be effective at 12:03 p.m. Eastern Time on [       ], 20[  ].

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed this    day of          , 2022.

NUBURU, INC.

By:
Name:
Title:

[Signature page to Certificate of Designations]

Exhibit G

Final Version

NUBURU, INC.

[2022/2023]1 EQUITY INCENTIVE PLAN

1.	Purposes of the Plan. The purposes of this Plan are:

●to attract and retain the best available personnel for positions of substantial responsibility,

●to provide additional incentive to Employees, Directors and Consultants, and

●to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Performance Awards.

2.	Definitions. As used herein, the following definitions will apply:

2.1“Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

2.2“Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

2.3“Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards.

2.4“Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.5“Board” means the Board of Directors of the Company.

2.6“Change in Control” means the occurrence of any of the following events:

(a)Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

1NTD: To be set based on the year in which the plan will be approved.

(b) Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c)Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.6, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.7“Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.8“Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or by a duly authorized committee of the Board, in accordance with Section 4 hereof.

2.9“Common Stock” means the common stock of the Company.

2.10“Company” means Tailwind Acquisition Corp., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be Nuburu, Inc., a Delaware corporation).

2.11“Consultant” means any natural person, including an advisor, engaged by the Company or any of its Parent or Subsidiaries to render bona fide services to such entity, provided the services (a) are not in connection with the offer or sale of securities in a capital-raising transaction, and (b) do not directly promote or maintain a market for the Company’s securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

2.12“Director” means a member of the Board.

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2.13“Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.14“Effective Date” means the date of the consummation of the merger by and among the Company, Nuburu, Inc. (“Nuburu”), and certain other parties, pursuant to that certain Business Combination Agreement dated [-], 2022 (such merger, the “Merger”).

2.15“Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

2.16“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.17“Exchange Program” means a program under which (a) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (b) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (c) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

2.18“Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a)If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. The determination of fair market value for purposes of tax withholding may be made in the Administrator’s sole discretion subject to Applicable Laws and is not required to be consistent with the determination of fair market value for other purposes.

2.19[“Fiscal Quarter” means a fiscal quarter within a Fiscal Year.]2

2.20“Fiscal Year” means the fiscal year of the Company.

2.21“Incentive Stock Option” means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

2.22“Inside Director” means a Director who is an Employee.

2.23“Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

2NTD: To include if defined term is used in Section 3.2.

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2.24“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.25“Option” means a stock option granted pursuant to the Plan.

2.26“Outside Director” means a Director who is not an Employee.

2.27“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.28“Participant” means the holder of an outstanding Award.

2.29“Performance Awards” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be cash- or stock-denominated and may be settled for cash, Shares or other securities or a combination of the foregoing under Section 10.

2.30“Performance Period” means Performance Period as defined in Section 10.1.

2.31“Period of Restriction” means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

2.32“Plan” means this Nuburu, Inc. [2022/2023] Equity Incentive Plan, as may be amended from time to time.

2.33“Restricted Stock” means Shares issued pursuant to an Award of Restricted Stock under Section 8 of the Plan, or issued pursuant to the early exercise of an Option.

2.34“Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

2.35“Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.36“Section 16b” means Section 16(b) of the Exchange Act.

2.37“Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.38“Securities Act” means the U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

2.39“Service Provider” means an Employee, Director or Consultant.

2.40“Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

2.41“Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

2.42“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.43“Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.44“U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section,

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and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.	Stock Subject to the Plan.

3.1Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15 and the automatic increase set forth in Section 3.2, the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan will be equal to (a) [-]3 Shares, plus (b) any shares of the Company’s common stock subject to stock options or other awards that are assumed in the Merger (“Assumed Awards”) and that, on or after the Effective Date, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (b) equal to [-] Shares. In addition, Shares may become available for issuance under Sections 3.2 and 3.3. The Shares may be authorized but unissued, or reacquired Common Stock.

3.2Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15, the number of Shares available for issuance under the Plan will be increased [annually on the first day of the third Fiscal Quarter beginning with the 2023 Fiscal Year]4 OR [on the first day of each Fiscal Year beginning with the 2024 Fiscal Year]5, in an amount equal to the least of (a) [-] Shares, (b) a number of Shares equal to five percent (5%) of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding [second Fiscal Quarter] OR [Fiscal Year], or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding [second Fiscal Quarter] OR [Fiscal Year].

3.3Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units, or Performance Awards is forfeited to or repurchased by the Company due to the failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares issued) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units or Performance Awards are repurchased by the Company or are forfeited to the Company due to the failure to vest, such Shares will become available for future grant under the Plan. Shares otherwise issuable under an Award that are used to pay the exercise price of an Award or to satisfy the tax liabilities or withholdings related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 15, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3.1, plus, to the extent allowable under Code Section 422 and the U.S. Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3.2 and 3.3.

3.4Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

3NTD: 10% of expected outstanding shares postclose.

4NTD: To include if Board and stockholder approval will occur in 2022 but the deal will close in early 2023.

5NTD: To include if Board and stockholder approvals will occur in 2023 and the deal will close in 2023.

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4.	Administration of the Plan.

4.1	Procedure.

4.1.1Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

4.1.2Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

4.1.3Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which Committee will be constituted to comply with Applicable Laws.

4.2Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(a)to determine the Fair Market Value;

(b)to select the Service Providers to whom Awards may be granted hereunder;

(c)to determine the number of Shares or dollar amounts to be covered by each Award granted hereunder;

(d)to approve forms of Award Agreements for use under the Plan;

(e)to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto (including but not limited to, temporarily suspending the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes or to comply with Applicable Laws, provided that such suspension must be lifted prior to the expiration of the maximum term and post-termination exercisability period of an Award), based in each case on such factors as the Administrator will determine;

(f)to institute and determine the terms and conditions of an Exchange Program, including, subject to Section 20.3, to unilaterally implement an Exchange Program without the consent of the applicable Award holder;

(g)to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(h)to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of facilitating compliance with applicable non-U.S. laws, easing the administration of the Plan and/or for qualifying for favorable tax treatment under applicable non-U.S. laws, in each case as the Administrator may deem necessary or advisable;

(i) to modify or amend each Award (subject to Section 20.3), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option or Stock Appreciation Right (subject to Sections 6.4 and 7.5);

(j) to allow Participants to satisfy withholding tax obligations in a manner prescribed in Section 16;

(k)to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(l) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such Participant under an Award; and

(m) to make all other determinations deemed necessary or advisable for administering the Plan.

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4.3Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5.Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.	Stock Options.

6.1Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

6.2Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

6.3Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Notwithstanding such designation, however, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such options will be treated as nonstatutory stock options. For purposes of this Section 6.3, incentive stock options will be taken into account in the order in which they were granted, the fair market value of the shares will be determined as of the time the option with respect to such shares is granted, and calculation will be performed in accordance with Code Section 422 and the U.S. Treasury Regulations promulgated thereunder.

6.4Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

6.5Option Exercise Price and Consideration.

6.5.1Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator, but will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6.5.1, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Code Section 424(a).

6.5.2Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

6.5.3Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (a) cash (including cash equivalents); (b) check; (c) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided further that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (d) consideration received by the Company under a cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (e) by net exercise; (f) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws, or (g) any combination of the

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foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator will consider if acceptance of such consideration may be reasonably expected to benefit the Company.

6.6Exercise of Option.

6.6.1Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan (except as provided otherwise under Section 3.3 of the Plan) and for sale under the Option, by the number of Shares as to which the Option is exercised.

6.6.2Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon such cessation as the result of the Participant’s death or Disability, the Participant may exercise his or her Option within three (3) months of such cessation, or such shorter or longer period of time, as is specified in the Award Agreement, in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on such date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.3Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within six (6) months of cessation, or such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable) to the extent the Option is vested on such date of cessation. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on the date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.4Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised within six (6) months following the Participant’s death, or within such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form (if any) acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution (each, a “Legal Representative”). If the Option is exercised pursuant to this Section 6.6.4, Participant’s designated beneficiary or Legal Representative shall be subject to the terms of this Plan and the Award Agreement, including but not limited to the restrictions on transferability and forfeitability applicable to the Service Provider. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the

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Participant and the Company or any of its Subsidiaries or Parents, as applicable, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.5Tolling Expiration. A Participant’s Award Agreement may also provide that:

(a) if the exercise of the Option following the cessation of Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would result in liability under Section 16b, then the Option will terminate on the earlier of (i) the expiration of the term of the Option set forth in the Award Agreement, or (ii) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16b; or

(b) if the exercise of the Option following the cessation of the Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (i) the expiration of the term of the Option or (ii) the expiration of a period of thirty (30) days after the cessation of the Participant’s status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7.Stock Appreciation Rights.

7.1Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

7.2Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any Award of Stock Appreciation Rights.

7.3Exercise Price and Other Terms. The per Share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a Stock Appreciation Right as set forth in Section 7.6 will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

7.4Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

7.5Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6.4 relating to the maximum term and Section 6.6 relating to exercise also will apply to Stock Appreciation Rights.

7.6Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

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8.Restricted Stock.

8.1Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

8.2Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction (if any), the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. The Administrator, in its sole discretion, may determine that an Award of Restricted Stock will not be subject to any Period of Restriction and consideration for such Award is paid for by past services rendered as a Service Provider.

8.3Transferability. Except as provided in this Section 8 or as the Administrator determines, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

8.4Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

8.5Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

8.6Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

8.7Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

8.8Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9.Restricted Stock Units.

9.1Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

9.2Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion.

9.3Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

9.4Form and Timing of Payment. Payment of earned Restricted Stock Units will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

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9.5Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

10.Performance Awards.

10.1Award Agreement. Each Performance Award will be evidenced by an Award Agreement that will specify any time period during which any performance objectives or other vesting provisions will be measured (“Performance Period”), and such other terms and conditions as the Administrator determines. Each Performance Award will have an initial value that is determined by the Administrator on or before its date of grant.

10.2Objectives or Vesting Provisions and Other Terms. The Administrator will set any objectives or vesting provisions that, depending on the extent to which any such objectives or vesting provisions are met, will determine the value of the payout for the Performance Awards. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

10.3Earning Performance Awards. After an applicable Performance Period has ended, the holder of a Performance Award will be entitled to receive a payout for the Performance Award earned by the Participant over the Performance Period. The Administrator, in its discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Award.

10.4Form and Timing of Payment. Payment of earned Performance Awards will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Performance Awards in cash, Shares, or a combination of both.

10.5Cancellation of Performance Awards. On the date set forth in the Award Agreement, all unearned or unvested Performance Awards will be forfeited to the Company, and again will be available for grant under the Plan.

11.Outside Director Award Limitations. No Outside Director may be granted, in any Fiscal Year, equity awards (including any Awards granted under this Plan), the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles, and be provided any other compensation (including without limitation any cash retainers or fees) in amounts that, in the aggregate, exceed $750,000, provided that such amount is increased to $1,000,000 in the Fiscal Year of his or her initial service as an Outside Director. Any Awards or other compensation provided to an individual (a) for his or her services as an Employee, or for his or her services as a Consultant other than as an Outside Director, or (b) prior to the closing of the Merger, will be excluded for purposes of this Section 11.

12.Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to be exempt from or meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent (including with respect to any ambiguities or ambiguous terms), except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Parent or Subsidiaries have any responsibility, liability, or obligation to reimburse, indemnify, or hold harmless a Participant (or any other person) in respect of Awards, for any taxes, penalties or interest that may be imposed on, or other costs incurred by, Participant (or any other person) as a result of Section 409A.

13.Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Company or (b) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

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14.Limited Transferability of Awards. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution (which, for purposes of clarification, shall be deemed to include through a beneficiary designation if available in accordance with Section 6.6), and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15.Adjustments; Dissolution or Liquidation; Merger or Change in Control.

15.1  Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and numerical Share limits in Section 3.

15.2  Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

15.3  Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant’s consent, including, without limitation, that (a) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (b) upon written notice to a Participant, that the Participant’s Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (c) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (d) (i) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), or (ii) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (e) any combination of the foregoing. In taking any of the actions permitted under this Section 15.3, the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise his or her outstanding Options and Stock Appreciation Rights (or portions thereof) not assumed or substituted for, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, or Performance Awards (or portions thereof) not assumed or substituted for will lapse, and, with respect to Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 15.3 and Section 15.4 below, an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger

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or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit or Performance Award, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 15.3 to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 15.3 to the contrary, and unless otherwise provided in an Award Agreement, if an Award that vests, is earned or paid-out under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement (or other agreement related to the Award, as applicable) does not comply with the definition of “change in control” for purposes of a distribution under Section 409A, then any payment of an amount that is otherwise accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

15.4  Outside Director Awards. With respect to Awards granted to an Outside Director while such individual was an Outside Director that are assumed or substituted for, if on the date of or following such assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant (unless such resignation is at the request of the acquirer), then the Outside Director will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which otherwise would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Parent or Subsidiaries, as applicable.

16.Tax Withholding.

16.1  Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholdings are due, the Company (or any of its Parent, Subsidiaries, or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Parent, Subsidiaries, or affiliates, as applicable) or a relevant tax authority, an amount sufficient to satisfy U.S. federal, state, local, non-U.S., and other taxes (including the Participant’s FICA or other social insurance contribution obligation) required to be withheld or paid with respect to such Award (or exercise thereof).

16.2  Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax liability or withholding obligation, in whole or in part by such methods as the Administrator shall determine, including, without limitation, (a) paying cash, check or other cash equivalents, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (c) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld or paid, (e) such other consideration and method of payment for the meeting of tax liabilities or withholding obligations as the Administrator may determine to the extent permitted by Applicable Laws, or (f) any combination of the foregoing methods of payment. The amount of the withholding obligation will

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be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

17.  No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, free from any liability or claim under the Plan.

18.  Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19.  Term of Plan. Subject to Section 23 of the Plan, the Plan will become effective upon the latest to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect until terminated under Section 20 of the Plan, but (i) no Options that qualify as incentive stock options within the meaning of Code Section 422 may be granted after ten (10) years from the earlier of the Board or stockholder approval of the Plan and (ii) Section 3.2 relating to the automatic share reserve increase will operate only until the ten (10) year anniversary of the earlier of the Board or stockholder approval of the Plan.

20.  Amendment and Termination of the Plan.

20.1  Amendment and Termination. The Administrator, in its sole discretion, may amend, alter, suspend or terminate the Plan, or any part thereof, at any time and for any reason.

20.2  Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

20.3  Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21.Conditions Upon Issuance of Shares.

21.1  Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

21.2  Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

22.Inability to Obtain Authority. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

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23.Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24.Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to the reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of such Participant’s status as an employee and/or other service provider for cause or any specified action or inaction by a Participant, whether before or after such termination of employment and/or other service, that would constitute cause for termination of such Participant’s status as a employee and/or other service provider. Notwithstanding any provisions to the contrary under this Plan, all Awards granted under the Plan will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws (the “Clawback Policy”). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws, including without limitation any reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 24 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any Parent or Subsidiary of the Company.

*          *          *

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Exhibit H

Final Version

NUBURU, INC.

[2022/2023]1 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Companies with an opportunity to purchase Common Stock through accumulated Contributions. The Company intends for the Plan to have two components: a component that is intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “423 Component”) and a component that is not intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “Non-423 Component”). The provisions of the 423 Component, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Code Section 423. In addition, this Plan authorizes the grant of an option to purchase shares of Common Stock under the Non-423 Component that does not qualify as an “employee stock purchase plan” under Code Section 423; an option granted under the Non-423 Component will provide for substantially the same benefits as an option granted under the 423 Component, except that a Non-423 Component option may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the Administrator. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

2.Definitions.

2.1“Administrator” means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 4.

2.2“Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where options are, or will be, granted under the Plan.

2.3“Board” means the Board of Directors of the Company.

2.4“Change in Control” means the occurrence of any of the following events:

(a)Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

1NTD: To be set based on the year in which the plan will be approved.

(b)Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c)Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.4, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.5“Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.6“Committee” means a committee of the Board appointed in accordance with Section 4 hereof.

2.7“Common Stock” means the common stock of the Company.

2.8“Company” means Tailwind Acquisition Corp., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be Nuburu, Inc., a Delaware corporation).

2.9“Compensation” means an Eligible Employee’s base straight time gross earnings, but exclusive of payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses and other similar compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for a subsequent Offering Period.

2.10“Contributions” means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

2.11“Designated Company” means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. For purposes of the 423 Component, only the Company and its

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Subsidiaries may be Designated Companies, provided, however that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component.

2.12“Director” means a member of the Board.

2.13“Effective Date” means the date of the consummation of the merger by and among the Company, Nuburu, Inc. (“Nuburu”), and certain other parties, pursuant to that certain Business Combination Agreement dated August [-], 2022 (such merger, the “Merger”).

2.14“Eligible Employee” means any individual who is a common law employee providing services to the Company or a Designated Company and is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer, or any lesser number of hours per week and/or number of months in any calendar year established by the Administrator (if required under Applicable Laws) for purposes of any separate Offering or for Participants in the Non-423 Component. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws with respect to the Participant’s participation in the Plan. Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine (for each Offering under the 423 Component, on a uniform and nondiscriminatory basis or as otherwise permitted by U.S. Treasury Regulations Section 1.423-2) that the definition of Eligible Employee will or will not include an individual if he or she: (a) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (b) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (c) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (d) is a highly compensated employee within the meaning of Code Section 414(q), or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Offering under the 423 Component in an identical manner to all highly compensated individuals of the Employer whose employees are participating in that Offering. Each exclusion will be applied with respect to an Offering under the 423 Component in a manner complying with U.S. Treasury Regulations Section 1.423-2(e)(2)(ii). Such exclusions may be applied with respect to an Offering under the Non-423 Component without regard to the limitations of U.S. Treasury Regulations Section 1.423-2.

2.15“Employer” means the employer of the applicable Eligible Employee(s).

2.16“Enrollment Date” means the first Trading Day of each Offering Period.

2.17“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.18“Exercise Date” means the last Trading Day of a Purchase Period. Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 18, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will terminate without options being exercised on the Exercise Date(s) that otherwise would have occurred on the last Trading Day of such Purchase Period.

2.19“Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a)If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

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(b)If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator’s discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

2.20  [“Fiscal Quarter” means a fiscal quarter within a Fiscal Year.]2

2.21  “Fiscal Year” means the fiscal year of the Company.

2.22  “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

2.23  “Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 6. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by U.S. Treasury Regulations Section 1.423-2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulations Section 1.423-2(a)(2) and (a)(3).

2.24  “Offering Period” means a period beginning on such date as may be determined by the Administrator, in its discretion, and ending on such Exercise Date as may be determined by the Administrator, in its discretion, during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 6 and 18.

2.25  “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.26  “Participant” means an Eligible Employee that participates in the Plan.

2.27  “Plan” means this Nuburu, Inc. [2022/2023] Employee Stock Purchase Plan.

2.28  “Purchase Period” means the period during an Offering Period and during which shares of Common Stock may be purchased on behalf of Participants thereunder in accordance with the terms of the Plan. Purchase Periods will have such duration as determined by the Administrator, commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date. Unless the Administrator provides otherwise, a Purchase Period in an Offering Period will have the same duration as, and coincide with the length of, such Offering Period.

2.29  “Purchase Price” means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for any Offering Period by the Administrator subject to compliance with Code Section 423 (or any successor rule or provision or any other Applicable Laws, regulation or stock exchange rule) or pursuant to Section 18.

2NTD: To include if defined term is used in Section 3.2.

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2.30  “Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.31  “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.32  “Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.33  “U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.Stock.

3.1Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof and the automatic increase set forth in Section 3.2 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be [-]3 shares of Common Stock. The shares of Common Stock may be authorized, but unissued, or reacquired Common Stock.

3.2Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof, the number of shares of Common Stock available for issuance under the Plan will be increased [annually on the first day of the third Fiscal Quarter beginning with the 2023 Fiscal Year]4 OR [on the first day of each Fiscal Year beginning with the 2024 Fiscal Year]5, in an amount equal to the least of (a) [-] shares of Common Stock, (b) a number of shares of Common Stock equal to one percent (1%) of the total number of shares of all classes of common stock of the Company on the last day of the immediately preceding [second Fiscal Quarter] OR [Fiscal Year], or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding [second Fiscal Quarter] OR [Fiscal Year].

4. Administration. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to

(a)construe, interpret and apply the terms of the Plan,

(b)delegate ministerial duties to any of the Company’s employees,

(c)designate separate Offerings under the Plan,

(d)designate Subsidiaries as participating in the 423 Component or Non-423 Component,

(e)determine eligibility,

(f)adjudicate all disputed claims filed under the Plan, and

(g)establish such procedures that it deems necessary or advisable for the administration of the Plan (including, without limitation, to adopt such procedures, sub-plans, and appendices to the subscription agreement as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 3 hereof, but unless otherwise superseded by the terms of such sub-plan or appendix, the provisions of this Plan will govern the operation of such sub-plan or appendix). Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering under the 423 Component, or if the terms would not qualify under the 423 Component, in the Non-423 Component, in either case unless such designation would cause the 423 Component to violate the requirements of Code Section 423.

3NTD: 1% of expected post-close shares outstanding.

4NTD: To include if Board and stockholder approval will occur in 2022 but the deal will close in early 2023.

5NTD: To include if Board and stockholder approvals will occur in 2023 and the deal will close in 2023.

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Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

5.Eligibility.

5.1Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 7.

5.2Non-U.S. Employees. Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Code Section 7701(b)(1)(A))) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Code Section 423. In the case of the Non-423 Component, an Eligible Employee may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employee is not advisable or practicable.

5.3Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (a) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Code Section 424(d)) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (b) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder.

6.Offering Periods. The Plan will be implemented by Offering Periods as established by the Administrator from time to time. Offering Periods will expire on the earliest to occur of (a) the completion of the purchase of shares on the last Exercise Date occurring within twenty-seven (27) months of the applicable Enrollment Date on which the option to purchase shares was granted under the Plan, or (b) such shorter period established prior to the Enrollment Date of the Offering Period by the Administrator, from time to time, in its discretion, on a uniform and nondiscriminatory basis, for all options to be granted on such Enrollment Date. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future Offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter; provided, however, that no Offering Period may last more than twenty-seven (27) months.

7.Participation. An Eligible Employee may participate in the Plan pursuant to Section 5.1 by submitting to the Company’s Finance department (or its designee), a properly completed subscription agreement authorizing Contributions (a) in the form provided by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit A), or (b) pursuant to an electronic or other enrollment procedure determined by the Administrator, in either case, on or before a date determined by the Administrator prior to an applicable Enrollment Date.

8.Contributions.

8.1Contribution Amounts. At the time a Participant enrolls in the Plan pursuant to Section 7, he or she will elect to have Contributions (in the form of payroll deductions or otherwise, to the extent permitted by the Administrator) made on each pay day during the Offering Period in an amount not exceeding fifteen percent (15%) of the Compensation, which he or she receives on each pay day during the Offering Period; provided, however, that unless and until determined otherwise by the Administrator, should a pay day occur on an Exercise Date, a Participant will have any Contributions made on such day

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applied to his or her account under the then-current Purchase Period or Offering Period (i.e., for which the Exercise Date occurs on such day).

8.2Contribution Methods. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement prior to each Exercise Date of each Offering Period. A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(a)In the event Contributions are made in the form of payroll deductions, such payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day on or prior to the last Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(b)All Contributions made for a Participant will be credited to his or her account under the Plan and Contributions will be made in whole percentages of his or her Compensation only. A Participant may not make any additional payments into such account.

8.3Participant Changes to Contributions. A Participant may discontinue his or her participation in the Plan as provided under Section 12. Until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may not increase the rate of his or her Contributions and may decrease the rate of his or her Contributions only one (1) time, provided that such decrease is to a Contribution rate of zero percent (0%). In addition, until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may increase or decrease the rate of his or her Contributions (as a whole percent to a rate between zero percent (0%) and the maximum percentage specified in Section 8.1), which Contribution rate adjustment will become effective upon the commencement of the next Offering Period and remain in effect for subsequent Offering Periods and, except as set forth in the immediately preceding sentence, any such adjustment will not affect the Contribution rate for any ongoing Offering Period.

(a)A Participant may make a Contribution rate adjustment pursuant to this Section 8.3 by properly completing and submitting to the Company’s Finance department (or its designee), a new subscription agreement authorizing the change in Contribution rate (i) in the form provided by the Administrator for such purpose, or (ii) pursuant to an electronic or other procedure prescribed by the Administrator, in either case, on or before a date determined by the Administrator prior to (x) the scheduled beginning of the first Offering Period to be affected or (y) an applicable Exercise Date, as applicable. If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless the Participant’s participation is terminated as provided in Sections 12 or 13).

(b)The Administrator may, in its sole discretion, limit or amend the nature and/or number of Contribution rate changes (including to permit, prohibit and/or limit increases and/or decreases to rate changes) that may be made by Participants during any Purchase Period or Offering Period, and may establish such other conditions or limitations as it deems appropriate for Plan administration.

(c)Except as provided by this Section 8.3, any change in Contribution rate made pursuant to this Section 8.3 will be effective as of the first full payroll period following five (5) business days after the date on which the change is made by the Participant (unless the Administrator, in its sole discretion, elects to process a given change in Contribution rate earlier).

8.4Other Contribution Changes. Notwithstanding the foregoing, to the extent necessary to comply with Code Section 423(b)(8) and Section 5.3 hereof (which generally limit participation in an Offering Period pursuant to certain Applicable Laws), a Participant’s Contributions may be decreased to zero percent (0%) by the Administrator at any time during an Offering Period (or a Purchase Period, as applicable). Subject to Code Section 423(b)(8) and Section 5.3 hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Offering Period (or Purchase Period, as applicable) scheduled to end in the following calendar year, unless the Participant’s participation has terminated as provided in Sections 12 or 13.

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8.5Cash Contributions. Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Participants to participate in the Plan via cash contributions instead of payroll deductions if (a) payroll deductions are not permitted or advisable under Applicable Laws, (b) the Administrator determines that cash contributions are permissible for Participants participating in the 423 Component and/or (c) the Participants are participating in the Non-423 Component.

8.6Tax Withholdings. At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or at any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding or payment on account obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or use any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f).

8.7Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings or for Participants in the Non-423 Component for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party, provided that, if such segregation or deposit with an independent third party is required by Applicable Laws, it will apply to all Participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f). Until shares of Common Stock are issued, Participants will have only the rights of an unsecured creditor with respect to such shares.

9.Grant of Option. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s account as of the Exercise Date by the applicable Purchase Price.

9.1Certain Option Limits. In no event will an Eligible Employee be permitted to purchase during each Offering Period more than 1,000 shares of Common Stock (subject to any adjustment pursuant to Section 17), and provided further that such purchase will be subject to the limitations set forth in Sections 3 and 5.3 and in the subscription agreement. The Administrator, in its absolute discretion, may increase or decrease the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period or Offering Period, as applicable.

9.2Option Receipt. The Eligible Employee may accept the grant of an option under the Plan by electing to participate in the Plan in accordance with the requirements of Section 7.

9.3Option Term. Exercise of the option will occur as provided in Section 10, unless the Participant’s participation has terminated pursuant to Sections 12 or 13. The option will expire on the last day of the Offering Period.

10. Exercise of Option.

10.1  Automatic Exercise. Unless a Participant’s participation in the Plan has terminated as provided in Sections 12 and 13, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares of Common Stock subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased; any Contributions accumulated in a Participant’s account, which are not sufficient to purchase a full share will be retained in the Participant’s account for the subsequent Purchase Period or Offering Period, as applicable, subject to earlier termination of the Participant’s participation in the Plan as provided in Sections 12 or 13. Any other funds left over in a Participant’s account after the Exercise Date will be returned to the Participant. During a Participant’s lifetime, a Participant’s option to purchase shares of Common Stock hereunder is exercisable only by him or her.

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10.2  Pro Rata Allocations. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (a) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 18. The Company may make a pro rata allocation of the shares of Common Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares of Common Stock for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date (and, for purposes of clarity, notwithstanding any automatic increase in shares of Common Stock that become available for issuance pursuant to Section 3.2 of the Plan).

11.Delivery. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares of Common Stock be deposited directly with a broker designated by the Company or with a trustee or designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares of Common Stock be retained with such broker, trustee or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions or other dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 11.

12.Withdrawal.

12.1  Withdrawal Procedures. A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company’s Finance department (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit B), or (b) following an electronic or other withdrawal procedure determined by the Administrator. The Administrator may set forth a deadline of when a withdrawal must occur to be effective prior to a given Exercise Date in accordance with policies it may approve from time to time. All of the Participant’s Contributions credited to his or her account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares of Common Stock will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 7.

12.2  No Effect on Future Participation. A Participant’s withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

13.Termination of Employment. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant, or, in the case of his or her death, to the person or persons entitled thereto, and such Participant’s option will be automatically terminated. Unless determined otherwise by the Administrator in a manner that, with respect to an Offering under the 423 Component, is permitted by, and compliant with, Code Section 423, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Company will not be treated as terminated under the Plan; however, if a Participant transfers from an Offering under the 423 Component to the Non-423 Component, the exercise of the option will be qualified under the 423 Component only to the extent it complies with Code Section 423; further, no Participant will be deemed to switch from an Offering under the Non-423 Component to an Offering under the 423 Component or vice versa unless (and then only to the extent) such switch would not cause the 423 Component or any option thereunder to fail to comply with Code Section 423.

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14.Section 409A. The Plan is intended to be exempt from the application of Section 409A, and, to the extent not exempt, is intended to comply with Section 409A and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company and any of its Parent or Subsidiaries will have no liability, obligation or responsibility to reimburse, indemnify, or hold harmless a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Section 409A.

15.Rights as Stockholder. Until the shares of Common Stock are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will have only the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares. Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or, if so required under Applicable Laws, in the name of the Participant and his or her spouse.

16.Transferability. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 12 hereof.

17.Adjustments, Dissolution, Liquidation, Merger or Change in Control.

17.1  Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of common stock that may be delivered under the Plan, the Purchase Price per share, the class and the number of shares of common stock covered by each option under the Plan that has not yet been exercised, and the numerical share limits of Sections 3 and 9.1.

17.2  Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

17.3  Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period will end. The New Exercise Date will occur before the date of the Company’s proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise

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Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

18.Amendment or Termination.

18.1  Amendment, Suspension, Termination. The Administrator, in its sole discretion, may amend, alter, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 17). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under Applicable Laws, as further set forth in Section 22 hereof) as soon as administratively practicable.

18.2  Certain Administrator Changes. Without stockholder consent and without limiting Section 18.1, the Administrator will be entitled to change the Offering Periods and any Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit Contributions in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

18.3  Changes Due to Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(b)altering the Purchase Price for any Purchase Period or Offering Period including a Purchase Period or Offering Period underway at the time of the change in Purchase Price;

(c)shortening any Purchase Period or Offering Period by setting a New Exercise Date, including a Purchase Period or Offering Period underway at the time of the Administrator action;

(d)reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(e)reducing the maximum number of shares of Common Stock a Participant may purchase during any Purchase Period or Offering Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

19.Conditions Upon Issuance of Shares.

19.1  Legal Compliance. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

19.2  Investment Representations. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required.

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20.Term of Plan. The Plan will become effective upon the later to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect for a term of twenty (20) years, unless sooner terminated under Section 18.

21.Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

22.Interest. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Laws, as determined by the Company, and if so required by the laws of a particular jurisdiction, will apply, with respect to Offerings under the 423 Component, to all Participants in the relevant Offering, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f).

23. No Effect on Employment. Neither the Plan nor any option under the Plan will confer upon any Participant any right with respect to continuing the Participant’s employment with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such employment relationship at any time, free from any liability or any claim under the Plan.

24.Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

25.Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

26.Legal Construction.

26.1  Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

26.2  Governing Law. The Plan will be governed by, and construed in accordance with, the laws of the State of Delaware, but without regard to its conflict of law provisions.

26.3  Headings. Headings are provided herein for convenience only, and will not serve as a basis for interpretation of the Plan.

27.Compliance with Applicable Laws. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

28.Automatic Transfer to Low Price Offering Period. Unless determined otherwise by the Administrator, this Section 28 applies to an Offering Period to the extent such Offering Period provides for more than one (1) Exercise Date within such Offering Period. To the extent permitted by Applicable Laws, if the Fair Market Value of a share of Common Stock on any Exercise Date in an Offering Period is less than the Fair Market Value of a share of Common Stock on the Enrollment Date of such Offering Period, then all Participants in such Offering Period will be withdrawn automatically from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

*            *           *

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EXHIBIT A

NUBURU, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

Original Application	Offering Date:

Change in Payroll Deduction Rate

1.            hereby elects to participate in the Nuburu, Inc. 2022 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan. Any capitalized terms not specifically defined in this Subscription Agreement will have the meaning ascribed to them under the Plan.

2.I hereby authorize and consent to payroll deductions from each paycheck in the amount of         % of my Compensation on each payday (from 0% to [15%]) during the Offering Period in accordance with the Plan. (Please note that no fractional percentages are permitted.) [I understand that only my first, one election to decrease the rate of my payroll deductions may be applied with respect to an ongoing Offering Period in accordance with the terms of the Plan, and any subsequent election to decrease the rate of my payroll deductions during the same Offering Period, and any election to increase the rate of my payroll deductions during any Offering Period, will not be applied to the ongoing Offering Period.]

3.I understand that said payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan. I further understand that if I am outside of the U.S., my payroll deductions will be converted to U.S. dollars at an exchange rate selected by the Company on the purchase date.

4.I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5.Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of                    (Eligible Employee or Eligible Employee and spouse only).

6.If I am a U.S. taxpayer, I understand that if I dispose of any shares received by me pursuant to the Plan within two (2) years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one (1) year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. I hereby agree to notify the Company in writing within thirty (30) days after the date of any disposition of my shares and I will make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the two (2) year and one (1) year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (b) fifteen percent (15%) of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

7.For employees that may be subject to tax in non U.S. jurisdictions, I acknowledge and agree that, regardless of any action taken by the Company or any Designated Company with respect to any or all income tax, social security, social insurances, National Insurance Contributions, payroll tax, fringe benefit, or other tax-related items related to my participation in the Plan and legally applicable to me including, without limitation, in connection with the grant of such options, the purchase or sale of shares of Common Stock acquired under the Plan and/or the receipt of any dividends on such shares (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains my responsibility and may exceed the amount actually withheld by the Company or a Designated Company. Furthermore, I acknowledge that the Company and/or any Designated Company (a) make no representations or

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undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options under the Plan and (b) do not commit to and are under no obligation to structure the terms of the grant of options or any aspect of my participation in the Plan to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of my enrollment and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the purchase of shares of Common Stock under the Plan or any other relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to the Company and/or the applicable Designated Company to satisfy all Tax-Related Items. In this regard, I authorize the Company and/or the applicable Designated Company, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (a) withholding from my wages or Compensation paid to me by the Company and/or the applicable Designated Company; or (b) withholding from proceeds of the sale of the shares of Common Stock purchased under the Plan either through a voluntary sale or through a mandatory sale arranged by the Company (on my behalf pursuant to this authorization). Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable maximum withholding rates, in which case I will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

Finally, I agree to pay to the Company or the applicable Designated Company any amount of Tax-Related Items that the Company or the applicable Designated Company may be required to withhold as a result of my participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to purchase shares of Common Stock under the Plan on my behalf and/or refuse to issue or deliver the shares or the proceeds of the sale of shares if I fail to comply with my obligations in connection with the Tax-Related Items.

8.By electing to participate in the Plan, I acknowledge, understand and agree that:

(a)the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent provided for in the Plan;

(b)all decisions with respect to future grants under the Plan, if applicable, will be at the sole discretion of the Company;

(c)the grant of options under the Plan will not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, or any Designated Company, and will not interfere with the ability of the Company or any Designated Company, as applicable, to terminate my employment (if any);

(d)I am voluntarily participating in the Plan;

(e)the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not intended to replace any pension rights or compensation;

(f)the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not part of my normal or expected compensation for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(g)the future value of the shares of Common Stock offered under the Plan is unknown, indeterminable and cannot be predicted with certainty;

(h)the shares of Common Stock that I acquire under the Plan may increase or decrease in value, even below the Purchase Price;

(i)no claim or entitlement to compensation or damages will arise from the forfeiture of options granted to me under the Plan as a result of the termination of my status as an Eligible Employee (for any reason whatsoever, and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any) and, in consideration of the grant of options under the Plan to which I am otherwise not entitled, I irrevocably agree never to institute a claim against the Company, or any Designated Company, waive my ability, if any, to bring such claim, and release the Company, and any Designated Company from any such claim that may arise; if, notwithstanding the foregoing,

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any such claim is allowed by a court of competent jurisdiction, I will be deemed irrevocably to have agreed to not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim; and

(j)in the event of the termination of my status as an Eligible Employee (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any), my right to participate in the Plan and any options granted to me under the Plan, if any, will terminate effective as of the date that I am no longer actively employed by the Company or one of its Designated Companies and, in any event, will not be extended by any notice period mandated under the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any (e.g., active employment would not include a period of “garden leave” or similar period pursuant to the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any); the Company will have the exclusive discretion to determine when I am no longer actively employed for purposes of my participation in the Plan (including whether I may still be considered to be actively employed while on a leave of absence).

9.I understand that the Company and/or any Designated Company may collect, where permissible under applicable law certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of Common Stock or directorships held in the Company, details of all options granted under the Plan or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in my favor (“Data”), for the exclusive purpose of implementing, administering and managing the Plan. I understand that Company may transfer my Data to the United States, which is not considered by the European Commission to have data protection laws equivalent to the laws in my country. I understand that the Company will transfer my Data to its designated broker, or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. I understand that the recipients of the Data may be located in the United States or elsewhere, and that a recipient’s country of operation (e.g., the United States) may have different, including less stringent, data privacy laws that the European Commission or my jurisdiction does not consider to be equivalent to the protections in my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local human resources representative. I authorize the Company, the Company’s designated broker and any other possible recipients which may assist the Company with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing my participation in the Plan. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the Plan. I understand that that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local human resources representative. Further, I understand that I am providing the consents herein on a purely voluntary basis. If I do not consent, or if I later seek to revoke my consent, my employment status or career with the Company or any Designated Company will not be adversely affected; the only adverse consequence of refusing or withdrawing my consent is that the Company would not be able to grant me options under the Plan or other equity awards, or administer or maintain such awards. Therefore, I understand that refusing or withdrawing my consent may affect my ability to participate in the Plan. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local human resources representative.

If I am an employee outside the U.S., I understand that in accordance with applicable law, I have the right to access, and to request a copy of, the Data held about me. I also understand that I have the right to discontinue the collection, processing, or use of my Data, or supplement, correct, or request deletion of my Data. To exercise my rights, I may contact my local human resources representative.

I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described herein and any other Plan materials by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Plan. I understand that my consent will be sought and obtained for any processing or transfer of my data for any purpose other than as described in the enrollment form and any other plan materials.

10.If I have received the Subscription Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, subject to applicable laws.

3

11.The provisions of the Subscription Agreement and these appendices are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless will be binding and enforceable.

12.Notwithstanding any provisions in this Subscription Agreement, I understand that if I am working or resident in a country other than the United States, my participation in the Plan also will be subject to the additional terms and conditions set forth on Appendix A and any special terms and conditions for my country set forth on Appendix A. Moreover, if I relocate to one of the countries included in Appendix A, the special terms and conditions for such country will apply to me to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix A constitutes part of this Subscription Agreement and the provisions of this Subscription Agreement govern each Appendix (to the extent not superseded or supplemented by the terms and conditions set forth in the applicable Appendix).

13.I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Employee’s Social Security Number
(for U.S.-based employees):

Employee’s Address:

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:
Signature of Employee

4

EXHIBIT B

NUBURU, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

The undersigned Participant in the Offering Period of the Nuburu, Inc. 2022 Employee Stock Purchase Plan (the “Plan”) that began on              ,          (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be terminated automatically. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement. Capitalized terms not otherwise defined herein will have the meaning ascribed to them under the Plan.

Name and Address of Participant:

Signature:

Date:

1

SCHEDULE A

Key Company Stockholders

1.	Anzu Nuburu II LLC
2.	Anzu Nuburu III LLC
3.	Anzu Nuburu LLC
4.	Anzu Nuburu V LLC
5.	Anzu Partners LLC
6.	Blue Laser LLC
7.	David & Jennifer Family Partnership
8.	Guy Gilliland
9.	Jean-Michel Pelaprat
10.	Mark Mills
11.	Mark Zediker
12.	Ronald L. Nicol
13.	W-G Investments LLC
14.	Wilson-Garling 2020 Family Trust uad 9/20/20

SCHEDULE B

Company Knowledge Parties

1.	Mark Zediker
2.	Brian Knaley
3.	Ron Nicol

SCHEDULE 7.15(a)

SPAC Board

1.	Ron Nicol
2.	Mark Zediker
3.	Elizabeth Mora
4.	Kristi Hummel
5.	Lily Yan Hughes
6.	Ake Almgren(1)
7.	John Sabl(2)

(1) To be included on the shortest-serving board class.

(2) To be included on the longest-serving board class.

ANNEX B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TAILWIND ACQUISITION CORP.

a Delaware corporation

Tailwind Acquisition Corp., a Delaware corporation (the “Company”), hereby certifies that:

1. The Company was incorporated under the name “Tailwind Acquisition Corp.” The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on May 29, 2020.

2. The Amended and Restated Certificate of Incorporation of the Company attached hereto as Exhibit A, which is incorporated herein by this reference, and which restates, integrates and further amends the provisions of the Certificate of Incorporation of this Company as heretofore amended and restated, has been duly adopted by the Company’s Board of Directors and by the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3. This Amended and Restated Certificate of Incorporation of the Company shall be effective as of 12:02 pm Eastern Time on [  ], 20[  ].

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on [          ], 20[         ] and the foregoing facts stated herein are true and correct.

TAILWIND ACQUISITION CORP.

By:	/s/
Name:
Title:

EXHIBIT A

ARTICLE I

The name of the corporation is Nuburu, Inc. (the “Company”).

ARTICLE II

The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

Section 1.      This Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 300,000,000 shares, of which 250,000,000 shares are Common Stock, $0.0001 par value per share, and 50,000,000 shares are Preferred Stock, $0.0001 par value per share.

Immediately upon the effectiveness of the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each share of the Company’s Class A Common Stock issued and outstanding or held as treasury stock immediately prior to the Effective Time, shall, automatically and without further action by any stockholder, be reclassified as, and shall become, one share of Common Stock. Any stock certificate that immediately prior to the Effective Time represented shares of the Company’s capital stock shall from and after the Effective Time be deemed to represent an equal number of shares of Common Stock, without the need for surrender or exchange thereof.

Section 2.      Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

Section 3.      The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors of the Company (the “Board of Directors”) (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4.      Except as otherwise required by law or provided in this Amended and Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

Section 5.      The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

Section 1.      Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.

Section 2.      The directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. At the first annual meeting of stockholders following the Effective Time, the term of office of the Class I directors shall expire and Class I directors shall be elected for a term of three years. At the second annual meeting of stockholders following the Effective Time, the term of office of the Class II directors shall expire and Class II directors shall be elected for a term of three years. At the third annual meeting of stockholders following the Effective Time, the term of office of the Class III directors shall expire and Class III directors shall be elected for a term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VI

Section 1.      From and after the Effective Time, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Section 2.      Except as otherwise provided for or fixed by or pursuant to the provisions of ARTICLE IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Company, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE VII

Section 1.      The Company is to have perpetual existence.

Section 2.      The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation or the Bylaws of the Company, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.

Section 3.      In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Company. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Company’s Bylaws. The Company’s Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended and Restated Certificate of Incorporation, the Bylaws of the Company may not be amended, altered or repealed by the stockholders of the Company except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 4.      The election of directors need not be by written ballot unless the Bylaws of the Company shall so provide.

Section 5.      No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

Section 1.      Subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.

Section 2.      Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3.      Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws of the Company.

ARTICLE IX

Section 1.      To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 2.      Subject to any provisions in the Bylaws of the Company related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.

Section 3.      The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Section 4.      Neither any amendment, elimination nor repeal of any Section of this ARTICLE IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company inconsistent with this ARTICLE IX, shall eliminate or reduce the effect of this ARTICLE IX in respect of any matter occurring, or any Proceeding accruing or arising or that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, elimination, repeal or adoption of an inconsistent provision.

ARTICLE X

Section 1.Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Company.

Section 2.Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the Bylaws of the Company or this Amended and Restated Certificate of Incorporation (as either may be amended from time to time), and (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court, or for which such court does not have subject matter jurisdiction.

Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

Any person or entity purchasing, holding or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this ARTICLE X. This provision shall be enforceable by any party to a complaint covered by the provisions of this ARTICLE X. For the avoidance of doubt, nothing contained in this ARTICLE X shall apply to any action brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any successor thereto.

ARTICLE XI

The Company reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote, but in addition to the vote of any holders of any class or series of the stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company entitled to vote thereon, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of ARTICLE IV, Section 2 of ARTICLE V, Section 1 of ARTICLE VI, Section 2 of ARTICLE VI, Section 5 of ARTICLE VII, Section 1 of ARTICLE VIII, Section 2 of ARTICLE VIII, Section 3 of ARTICLE VIII or this ARTICLE XI of this Amended and Restated Certificate of Incorporation.

*        *        *        *        *

ANNEX C

CERTIFICATE OF DESIGNATIONS

OF

SERIES A PREFERRED STOCK,

PAR VALUE $0.0001,

OF

NUBURU, INC.

Pursuant to Section 151 of the Delaware General Corporation Law (as amended, supplemented or restated from time to time, the “DGCL”), Nuburu, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 103 of the DGCL, DOES HEREBY CERTIFY:

WHEREAS, the amended and restated certificate of incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the “Certificate of Incorporation”), authorizes the issuance of 300,000,000 shares of capital stock, consisting of 250,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”);

WHEREAS, the Certificate of Incorporation expressly authorizes the Board of Directors of the Company (the “Board”) by resolution or resolutions, to the maximum extent permitted by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing;

WHEREAS, pursuant to the authority conferred upon the Board by the Certificate of Incorporation, the Board, on [ ], 20[ ], adopted the following resolution designating a new series of Preferred Stock as “Series A Preferred Stock”:

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Certificate of Incorporation and the provisions of Section 151 of the DGCL, a series of Preferred Stock of the Company is hereby authorized, and the number of shares to be included in such series, and the designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of Preferred Stock included in such series, shall be as set forth below:

This Certificate of Designations shall be effective at 12:03 p.m. Eastern Time on [●], 20[●].

SECTION 1. Designation and Number of Shares. The shares of such series of Preferred Stock shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”). The number of authorized shares constituting the Series A Preferred Stock shall be 25,000,000. That number from time to time may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board, or any duly authorized committee thereof and by the filing of a certificate pursuant to the provisions of the DGCL stating that such increase or decrease, as applicable, has been so authorized. The Company shall not have the authority to issue fractional shares of Series A Preferred Stock.

SECTION 2.Ranking. The Series A Preferred Stock will rank, with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company senior to the Common Stock (the “Junior Stock”).

SECTION 3. Definitions. As used herein with respect to Series A Preferred Stock:

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Beneficially Own”, “Beneficially Owned” or “Beneficial Ownership” and “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act, except that for purposes of this Certificate of Designations the words “within sixty days” in Rule 13d-3(d)(1)(i) shall not apply to the effect that a Person shall be deemed to be the Beneficial Owner of a security if that Person has the right to acquire beneficial ownership of such security at any time. For the avoidance of doubt, for purposes of this Certificate of Designations, the Holder shall at all times be deemed to have Beneficial Ownership of the shares of Series A Preferred Stock or shares of Common Stock issuable upon conversion or repurchase of shares of Series A Preferred Stock directly or indirectly held by such Holder, irrespective of any non-conversion period specified in this Certificate of Designations or any restrictions on transfer or voting contained in this Certificate of Designations.

“Board” shall have the meaning set forth in the recitals above.

“Business Combination Agreement” shall mean the Business Combination Agreement between the Company, Compass Merger Sub, Inc., a Delaware corporation, and Nuburu Subsidiary, Inc. (f/k/a Nuburu, Inc.), a Delaware corporation, dated as of August 5, 2022, as it may be amended, supplemented or otherwise modified from time to time.

“Business Day” shall mean any weekday that is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

“Bylaws” shall mean the Bylaws of the Company, as may be amended from time to time.

“Capital Stock” shall mean, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

“Certificate of Designations” shall mean this Certificate of Designations relating to the Series A Preferred Stock, as it may be amended from time to time.

“Certificate of Incorporation” shall have the meaning set forth in the recitals above.

“Change of Control” shall mean the occurrence of any of the following events: (i) a sale, transfer, conveyance, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company, (ii) any Person or “group” (as such term is used in Section 13 of the Exchange Act), directly or indirectly, obtains Beneficial Ownership of 50% or more of the outstanding shares of Voting Stock of the Company or (iii) the Company consummates any merger, consolidation or similar transaction in which Common Stock is converted into equity securities of another entity, unless in the case of this clause (iii) (A) the Company or a successor continues to be incorporated in the United States, listed on a national stock exchange in the United States, and treated as a United States corporation for federal income tax purposes and (B) the stockholders of the Company immediately prior to the consummation of such merger, consolidation or similar transaction continue to hold (in substantially the same proportion as their ownership of the shares of Voting Stock immediately prior to the transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction) more than 50% of all of voting power of the outstanding shares of Voting Stock of the surviving or resulting entity, or if the Company becomes a wholly owned subsidiary in such transaction, a direct or indirect parent entity of the Company, in such transaction immediately following the consummation of such transaction. A “Change of Control” shall not include any transaction with the principal purpose of changing the jurisdiction of the Company’s incorporation within the United States.

“close of business” shall mean 5:00 p.m. (New York City time).

“Closing Date” shall have the meaning set forth in the Business Combination Agreement.

“Closing Price” of the Common Stock on any date of determination shall mean the closing sale price or, if no closing sale price is reported, the last reported sale price, of the shares of the Common Stock on the Securities Exchange on such date. If the Common Stock is not traded on a Securities Exchange on any date of determination, the Closing Price of the Common Stock on such date of determination shall mean the closing sale price as reported in the composite transactions for the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal United States securities exchange or automated quotation system on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a United States securities exchange or automated quotation system, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc. or any similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by an Independent Financial Advisor retained by the Company for such purpose.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in the recitals above.

“Company” shall have the meaning set forth in the recitals above.

“Constituent Person” shall have the meaning set forth in Section 11(a)(iii).

“Conversion Agent” shall mean the Transfer Agent acting in its capacity as conversion agent for the Series A Preferred Stock, and its successors and assigns.

“Conversion Date” shall have the meaning set forth in Section 8(a).

“Conversion Notice” shall have the meaning set forth in Section 8(a)(i).

“Conversion Price” shall mean, for each share of Series A Preferred Stock, a dollar amount equal to the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the Conversion Price VWAP and (y) $5.00, in each case subject to adjustment as set forth herein.

“Conversion Price VWAP” shall mean the VWAP per share of Common Stock that is the lowest VWAP for any consecutive ninety (90) Trading Day period prior to the time of the calculation of such VWAP. For the avoidance of doubt, such VWAP shall be calculated on the basis of the volume-weighted price for the entire such period and not by averaging the VWAPs of each Trading Day in such period.

“Conversion Restrictions” shall have the meaning set forth in Section 6(c).

“DGCL” shall have the meaning set forth in the recitals above.

“Distributed Entity” shall mean any Subsidiary of the Company distributed in a Distribution Transaction.

“Distribution Transaction” shall mean any distribution of equity securities of a Subsidiary of the Company to holders of Common Stock, whether by means of a spin-off, split-off, redemption, reclassification, exchange, stock dividend, share distribution, rights offering or similar transaction.

“Ex-Dividend Date” shall mean, with respect to an issuance, dividend or distribution on the Common Stock, the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Excess Amount” shall have the meaning set forth in Section 6(c).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Preferred Stock” shall mean a series of convertible preferred stock issued by the Company and having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the good faith judgment of the Board, to those of the Series A Preferred Stock, except that the Original Issuance Price and the Conversion Price thereof will be determined as provided herein.

“Exchange Property” shall have the meaning set forth in Section 11(a)(iii).

“Exempt Issuance” shall have the meaning set forth in Section 10(b).

“Holder” shall mean a Person in whose name the shares of the Series A Preferred Stock are registered, which Person shall be treated by the Company, Transfer Agent, Registrar, paying agent and Conversion Agent as the absolute owner of the shares of Series A Preferred Stock for the purpose of making payment and settling conversions and for all other purposes; provided, however that, to the fullest extent permitted by law, (i) no Person that has received shares of Series A Preferred Stock in violation of the Business Combination Agreement and of any transfer restrictions set forth therein shall be a Holder, (ii) the Transfer Agent, Registrar, paying agent and Conversion Agent, as applicable, shall not, unless directed otherwise by the Company, recognize any such Person as a Holder and (iii) the Person in whose name the shares of the Series A Preferred Stock were registered immediately prior to such transfer shall remain the Holder of such shares.

“Independent Financial Advisor” shall mean an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; provided, however, that such firm or consultant is not an Affiliate of the

Company.

“Individual Holder Share Cap” shall mean, with respect to any individual Holder, the maximum number of shares of Common Stock that could be issued by the Company to such Holder without triggering a change of control under applicable stock exchange listing rules.

“Intended Tax Treatment” shall have the meaning set forth in Section 18(b).

“Issuance Date” shall mean, with respect to any share of Series A Preferred Stock, the date of issuance of such share.

“Junior Stock” shall have the meaning set forth in Section 2.

“Mandatory Conversion” shall have the meaning set forth in Section 7(a).

“Mandatory Conversion Date” shall have the meaning set forth in Section 7(a).

“Mandatory Conversion Price” shall mean 200.0% of the then-current Conversion Price.

“Market Disruption Event” shall mean any of the following events:

(a)any suspension of, or limitation imposed on, trading of the Common Stock by any exchange or quotation system on which the Closing Price is determined pursuant to the definition of the term “Closing Price” (the “Relevant Exchange”) during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Common Stock or options contracts relating to the Common Stock on the Relevant Exchange; or

(b)any event that disrupts or impairs (as determined by the Company in its reasonable discretion) the ability of market participants during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per share of Common Stock, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) in general to effect transactions in, or obtain market values for, the Common Stock on the Relevant Exchange or to effect transactions in, or obtain market values for, options contracts relating to the Common Stock on the Relevant Exchange.

“Mirror Preferred Stock” shall mean a series of convertible preferred stock issued by the Distributed Entity and having terms, conditions, designations, dividend rights, voting powers, rights on liquidation and other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof that are identical, or as nearly so as is practicable in the good faith judgment of the Board, to those of the Series A Preferred Stock, except that the Original Issuance Price and the Conversion Price thereof will be determined as provided herein.

“Notice of Mandatory Conversion” shall have the meaning set forth in Section 7(b).

“Officer’s Certificate” shall mean a certificate executed by the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company.

“Original Issuance Date” shall mean the Closing Date.

“Original Issuance Price” shall mean, with respect to any share of Series A Preferred Stock, as of any date, $10.00 per share (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or other event of a similar nature (other than a redemption or a conversion pursuant to the terms of this Certificate of Designations) that increases or decreases the number of shares of Series A Preferred Stock outstanding).

“Person” shall mean an individual, corporation, limited liability or unlimited liability company, association, partnership, trust, estate, joint venture, business trust or unincorporated organization, or a government or any agency or political subdivision thereof, or other entity of any kind or nature.

“Preferred Stock” shall have the meaning set forth in the recitals above.

“Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock have the right to receive any cash, securities or other property or in which the Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or by statute, contract or otherwise).

“Registrar” shall mean the Transfer Agent acting in its capacity as registrar for the Series A Preferred Stock, and its successors and assigns.

“Relevant Exchange” shall have the meaning set forth in the definition of the term “Market Disruption Event”.

“Reorganization Event” shall have the meaning set forth in Section 11(a)(iii).

“Securities Exchange” means the New York Stock Exchange (or any nationally recognized successor thereto); provided, however, that in the event the Company’s Common Stock is ever listed or traded on the NYSE American, the NYSE Arca, The Nasdaq Capital Market, The Nasdaq Global Market or The Nasdaq Global Select Market, (or any nationally recognized successor to any of the foregoing), then the “Securities Exchange” shall mean such other market or exchange on which the Company’s Common Stock is then listed or traded.

“Series A Preferred Stock” shall have the meaning set forth in Section 1.

“Share Cap” shall mean a number of shares of Common Stock issued or issuable by the Company pursuant to the Business Combination Agreement and pursuant to the terms hereof which would cause the holders of such securities to Beneficially Own, in the aggregate, a number of shares of the Company’s Capital Stock that represents in excess of 9.99% of the Voting Stock as of the Conversion Date.

“Subsidiary” shall mean, with respect to any Person, any other Person of which 50% or more of the shares of the voting securities or other voting interests are owned or controlled, or the ability to select or elect 50% or more of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries.

“Test Date” shall mean the date that is two (2) years following the Original Issuance Date.

“Trading Day” shall mean a Business Day on which the Relevant Exchange is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

“Trading Period” shall have the meaning set forth in Section 7(a).

“Transfer Agent” shall mean the Person acting as Transfer Agent, Registrar and paying agent and Conversion Agent for the Series A Preferred Stock, and its successors and assigns. The Transfer Agent initially shall be the Company.

“Transfer Taxes” shall have the meaning set forth in Section 18(a).

“Unpaid Cash Dividends” shall mean, as of any date, with respect to any share of Series A Preferred Stock, all cash dividends that have been declared on such share, but that have not, as of such date, been paid in cash.

“Voting Stock” shall mean (i) with respect to the Company, the Common Stock and any other Capital Stock of the Company having the right to vote generally in any election of members of the Board and (ii) with respect to any other Person, all Capital Stock of such Person having the right to vote generally in any election of members of the board of directors of such Person or other similar governing body.

“VWAP” per share of Common Stock on any Trading Day shall mean the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Company) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of Common Stock on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company).

SECTION 4. Dividends.

(a)   Dividends. Dividends may be authorized by the Board, or any duly authorized committee thereof, and declared by the Board, or any duly authorized committee thereof, and paid by the Company, on any Junior Stock from time to time, and the Holders shall be entitled to participate in those dividends on an as-converted basis (pursuant to Section 6 without regard to any limitations on convertibility set forth therein) (other than pursuant to the adjustments otherwise provided under Section 10(b) or Section 11(a), as applicable).

(b)   Waivers. Any right related to the payment of dividends under this Section 4 or otherwise set forth in this Certificate of Designations may be waived as to such rights for all shares of Series A Preferred Stock (and the Holders thereof) upon the vote, election or approval of the Holders holding a majority of the shares of Series A Preferred Stock.

SECTION 5. Liquidation Rights.

(a)   Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock, and subject to the rights of the Company’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Series A Preferred Stock equal to the greater of (i) the Original Issuance Price, and (ii) the amount a Holder would have received had such Holder, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, converted such share of Series A Preferred Stock into Common Stock (pursuant to Section 6). Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company other than what is expressly provided for in this Section 5 and will have no right or claim to any of the Company’s remaining assets.

(b)   Partial Payment. If in connection with any distribution described in Section 5(a) above, the assets of the Company or proceeds therefrom are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) to all Holders, the amounts distributed to the Holders shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

(c)   Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, nor shall the merger, consolidation, statutory exchange or any other business combination transaction of the Company into or with any other Person or the merger, consolidation, statutory exchange or any other business combination transaction of any other Person into or with the Company be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

SECTION 6. Right of the Holders to Convert.

(a)Each Holder shall have the right, at any time and at such Holder’s option, subject to the conversion procedures set forth in Section 8, to (1) convert each share of such Holder’s Series A Preferred Stock into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Conversion Date divided by (B) the Conversion Price as of the applicable Conversion Date and (2) receive a cash amount equal to any Unpaid Cash Dividends as of such date. The right of conversion may be exercised as to all or any portion of such Holder’s Series A Preferred Stock from time to time.

(b)The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance upon the conversion of the Series A Preferred Stock, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series A Preferred Stock then outstanding. Any shares of Common Stock issued upon conversion of Series A Preferred Stock shall be duly authorized, validly issued, fully paid and nonassessable.

(c)Notwithstanding the foregoing or anything else in this Certificate of Designations to the contrary, (i) the Holders shall not have the right to acquire shares of Common Stock, and the Company shall not be required to issue shares of Common Stock, in excess of the Share Cap and (ii) no Holder shall have the right to acquire shares of Common Stock, and the Company shall not be required to issue shares of Common Stock to such Holder, in excess of such Holder’s Individual Holder Share Cap (collectively, the “Conversion Restrictions”), and in each case, the Company shall deliver, in lieu of any shares of Common Stock otherwise deliverable upon conversion in excess of the Conversion Restrictions, an amount of cash per share equal to the Closing Price on the Trading Day immediately prior to the Conversion Date (such cash amount, the “Excess Amount”).

SECTION 7. Right of Company to Convert.

(a)If the VWAP per share of Common Stock was greater than the Mandatory Conversion Price for any twenty (20) Trading Days within any period of thirty (30) Trading Days (such thirty (30) Trading Day period, the “Trading Period”), the Company may elect to convert (a “Mandatory Conversion”) all, but not less than all, of the outstanding shares of Series A Preferred Stock into shares of Common Stock (the date selected by the Company for any Mandatory Conversion pursuant to this Section 7(a), the “Mandatory Conversion Date”). In the case of a Mandatory Conversion, (1) each share of Series A Preferred Stock then outstanding shall be converted into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Mandatory Conversion Date divided by (B) the Conversion Price of such share in effect as of the Mandatory Conversion Date, and (2) any Unpaid Cash Dividends as of such date shall be settled in cash; provided, however, that, if as a result of the Conversion Restrictions, all then outstanding shares of Series A Preferred Stock may not be converted into shares of Common Stock at such time, the Company shall ratably deliver the maximum number of shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock at such time, together with an amount in cash equal to the Excess Amount in lieu of any such shares of Common Stock otherwise deliverable upon a Mandatory Conversion in excess of the Conversion Restrictions.

(b)Notice of Mandatory Conversion. If the Company elects to effect a Mandatory Conversion, the Company shall, within twenty (20) Business Days following the completion of the applicable thirty (30) day Trading Period referred to in Section 7(a) above, provide notice of Mandatory Conversion to each Holder (such notice, a “Notice of Mandatory Conversion”). For the avoidance of doubt, a Notice of Mandatory Conversion does not limit a Holder’s right to convert on a Conversion Date prior to the Mandatory Conversion Date. The Mandatory Conversion Date selected by the Company shall be no less than thirty (30) Business Days and no more than forty-five (45) Business Days after the date on which the Company provides the Notice of Mandatory Conversion to the Holders. The Notice of Mandatory Conversion shall state the Mandatory Conversion Date selected by the Company.

SECTION 8. Conversion Procedures and Effect of Conversion.

(a)Conversion Procedure. A Holder must do each of the following in order to convert shares of Series A Preferred Stock:

(i)    in the case of a conversion pursuant to Section 6(a), complete and execute the conversion notice provided by the Conversion Agent (the “Conversion Notice”), and deliver such notice to the Conversion Agent; provided, however that a Conversion Notice may be conditional on the completion of a Change of Control or other corporate transaction;

(ii)    surrender to the Conversion Agent the certificate or certificates (if any) representing the shares of Series A Preferred Stock to be converted (or, if such Holder alleges that such certificate or certificates have been lost, stolen or destroyed, a lost certificate or certificates affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate or certificates);

(iii)    if required, furnish appropriate endorsements and transfer documents in a form reasonably acceptable to the Company; and

(iv)    if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 18.

The foregoing clauses (ii), (iii) and (iv) shall be conditions to the issuance of shares of Common Stock to the Holders in the event of a Mandatory Conversion pursuant to Section 7 (but, for the avoidance of doubt, not to the Mandatory Conversion of the shares of Series A Preferred Stock on the Mandatory Conversion Date, which such Mandatory Conversion shall be deemed to occur automatically on the Conversion Date, nor to the conversion of the shares of Series A Preferred Stock pursuant to Section 9(c), which such conversion shall be deemed to occur automatically on the date that is five (5) Business Days after the Test Date). The Holder may, in respect of a Mandatory Conversion or a conversion pursuant to Section 9(c), deliver a notice to the Conversion Agent specifying, in respect of the deliverable shares of Common Stock, a delivery method of either book- entry basis, through the facilities of The Depositary Trust Company (if eligible) or certificated form. If no such notice is delivered, the Holder shall be deemed to have chosen delivery by book-entry.

The “Conversion Date” means (A) with respect to conversion of any shares of Series A Preferred Stock at the option of any Holder pursuant to Section 6(a), the date on which such Holder complies with the procedures in this Section 8(a) (including the satisfaction of any conditions to conversion set forth in the Conversion Notice), (B) with respect to Mandatory Conversion pursuant to Section 7(a), the Mandatory Conversion Date and (C) with respect to a conversion pursuant to Section 9(c), the date that is five (5) Business Days after the Test Date.

(b)Effect of Conversion. Effective immediately prior to the close of business on the Conversion Date applicable to any shares of Series A Preferred Stock, dividends shall no longer be declared on any such shares of Series A Preferred Stock.

(c)Record Holder of Underlying Securities as of Conversion Date. The Person or Persons entitled to receive the Common Stock and, to the extent applicable, cash, securities or other property issuable upon conversion of Series A Preferred Stock on a Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or cash, securities or other property as of the close of business on such Conversion Date. As promptly as practicable on or after the Conversion Date and compliance by the applicable Holder with the relevant procedures contained in Section 8(a) (and in any event no later than five (5) Trading Days thereafter; provided, however that, if a written notice from the Holder in accordance with Section 8(a) specifies a date of delivery for any shares of Common Stock, such shares shall be delivered on the date so specified, which shall be no earlier than the second (2nd) Business Day immediately following the date of such notice (or such later date, not to exceed the fifth (5th) Business Day immediately following the date of such notice, if, prior to the Conversion Date, the Transfer Agent has delivered written notice to the Holders of Series A Preferred Stock that it is unable deliver shares of Common Stock within two (2) Business Days following any Conversion Date) and no later than the seventh (7th) Business Day thereafter), the Company shall issue the number of whole shares of Common Stock issuable upon conversion (and deliver any Excess Amount) and, to the extent applicable, any cash, securities or other property issuable thereon. Such delivery of shares of Common Stock, securities or other property shall be made by book-entry or, at the request of the Holder, through the facilities of The Depositary Trust Company (if eligible), or in certificated form. Any such certificate or certificates shall be delivered by the Company to the appropriate Holder on a book-entry basis, through the facilities of The Depositary Trust Company (if eligible), or by mailing certificates evidencing the shares to the Holders, in each case at their respective addresses as set forth in the Conversion Notice (in the case of a conversion pursuant to Section 6(a)) or in the records of the Company or as set forth in a notice from the Holder to the Conversion Agent, as applicable (in the case of a Mandatory Conversion or a conversion pursuant to Section 9(c)). In the event that a Holder shall not by written notice designate the name in which shares of Common Stock and, to the extent applicable, cash, securities or other property to be delivered upon conversion of shares of Series A Preferred Stock should be registered or paid, or the manner in which such shares, cash, securities or other property should be delivered, the Company shall be entitled to register and deliver such shares, securities or other property, and make such payment, in the name of the Holder and in the manner shown on the records of the Company (or, if no such manner is shown on the records of the Company, in the manner chosen in good faith by the Board).

(d)Status of Converted or Reacquired Shares. Shares of Series A Preferred Stock converted in accordance with this Certificate of Designations, or otherwise acquired by the Company in any manner whatsoever, shall be retired promptly after the conversion or acquisition thereof and shall not be reissued as shares of such series. All such shares shall, upon their retirement and any filing required by the DGCL, become authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Certificate of Incorporation.

SECTION 9. Test Date.

(a)On the Test Date:

(i)    If the Conversion Price exceeds the VWAP on such date, then the Company shall redeem all of the shares of Series A Preferred Stock then outstanding, to the extent not prohibited by law, at the Original Issuance Price; and

(ii)    If the Conversion Price is equal to or less than the VWAP on such date, then the Company shall convert all of the shares of Series A Preferred Stock then outstanding into shares of Common Stock, to the extent not prohibited by law, at the Conversion Price.

(b)Test Date Redemption. If the Company is obligated to redeem the shares of Series A Preferred Stock then outstanding pursuant to Section 9(a)(i), then on the date that is five (5) Business Days after the Test Date, the Company shall deliver or cause to be delivered to each Holder, cash by wire transfer, equal to the Original Issuance Price; provided, however, that if the Company shall not have sufficient funds legally available under applicable law to redeem all then outstanding shares of Series A Preferred Stock, the Company shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. From and after the Test Date with respect to any share of Series A Preferred Stock that the Company has redeemed in accordance with the provisions of this Section, (i) such share shall no longer be deemed outstanding and (ii) all rights with respect to such share shall cease and terminate. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, until a share of Series A Preferred Stock is redeemed by the payment in full of the Original Issuance Price, such share of Series A Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein including the right to convert.

(c)Test Date Conversion. If the Company is obligated to convert the shares of Series A Preferred Stock then outstanding pursuant to Section 9(a)(ii), then on the date that is five (5) Business Days after the Test Date, (1) each share of Series A Preferred Stock outstanding as of the Test Date shall be converted into the number of shares of Common Stock equal to the quotient of (A) the Original Issuance Price as of the Test Date divided by (B) the Conversion Price as of the Test Date and (2) any Unpaid Cash Dividends as of such date shall be settled in cash; provided, however, that, if as a result of the Conversion Restrictions, all then outstanding shares of Series A Preferred Stock may not be converted into shares of Common Stock at such time, the Company shall ratably deliver the maximum number of shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock at such time, together with an amount in cash equal to the Excess Amount in lieu of any such shares of Common Stock otherwise deliverable upon a conversion pursuant to this Section in excess of the Conversion Restrictions; provided further that the provisions of Section 8 shall apply to any conversion pursuant to this Section.

SECTION 10. Adjustments to the Conversion Price.

(a)    Anti-Dilution Adjustments. The Conversion Price will be subject to adjustment, without duplication, upon the occurrence of the following events, except that the Company shall not make any adjustment to the Conversion Price if a Holder of the Series A Preferred Stock participates, at the same time and upon the same terms as holders of Common Stock and solely as a result of holding shares of Series A Preferred Stock, in any transaction described in this Section 10(a), without having to convert its Series A Preferred Stock, as if it held a number of shares of Common Stock equal to the Original Issuance Price of each share of Series A Preferred Stock held by such Holder divided by the then-current Conversion Price:

(i)Stock Splits and Combinations. If the Company effects a stock split or a stock combination of the Common Stock (in each case, excluding an issuance solely pursuant to a Reorganization Event, as to which Section 11 will apply), then the Conversion Price will be adjusted based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the close of business on the effective date of such stock split or stock combination, as applicable;

CP1 = the Conversion Price in effect immediately after the close of business on such effective date, as applicable;

OS0 = the number of shares of Common Stock outstanding immediately before the close of business on such effective date, as applicable, without giving effect to such stock split or stock combination; and

OS1 = the number of shares of Common Stock outstanding immediately after giving effect to such stock split or stock combination.

If any stock split or stock combination of the type described in this Section 10(a)(i) is declared or announced, but not so made, then the Conversion Price will be readjusted, effective as of the date the Board, or any Officer acting pursuant to authority conferred by the Board, determines not to effect such stock split or stock combination, to the Conversion Price that would then be in effect had such stock split or stock combination not been declared or announced.

(ii)Rights, Options and Warrants. If the Company distributes, to all or substantially all holders of Common Stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan) entitling such holders, for a period of not more than forty-five (45) calendar days after the Record Date of such distribution, to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Price will be decreased based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the close of business on such Record Date;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

OS = the number of shares of Common Stock outstanding immediately before the close of business on such Record Date;

Y = a number of shares of Common Stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Closing Price per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced; and

X = the total number of shares of Common Stock issuable pursuant to such rights, options or warrants.

provided, however, that (A) the Conversion Price will not be adjusted pursuant to this Section 10(a)(ii) solely as a result of an Exempt Issuance and (B) the issuance of shares of Common Stock issuable pursuant to the exercise, vesting or conversion of such rights, options or warrants will not constitute an additional issuance or sale of Common Stock.

To the extent such rights, options or warrants are not so distributed, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the decrease to the Conversion Price for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the decrease to the Conversion Price for such distribution been made on the basis of delivery of only the number of shares of Common Stock actually delivered upon exercise of such rights, option or warrants.

For purposes of this Section 10(a)(ii), in determining whether any rights, options or warrants entitle holders of Common Stock to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Board.

(iii)Distribution Transactions and Other Distributed Property.

(A)   Distributions Other than Distribution Transactions. If the Company distributes shares of its Capital Stock, evidences of the Company’s indebtedness or other assets or property of the Company, or rights, options or warrants to acquire the Company’s Capital Stock or other securities, to all or substantially all holders of the Common Stock, excluding:

(I)rights, options or warrants for which an adjustment to the Conversion Price is required pursuant to Section 10(a)(i) or Section 10(a)(ii);

(II)dividends or distributions paid exclusively in cash;

(III)rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided in Section 10(c);

(IV)Distribution Transactions for which an adjustment to the Conversion Price is required pursuant to Section 10(a)(iii)(B);

(V)a distribution solely pursuant to a tender offer or exchange offer for shares of Common Stock, as to which Section 10(a)(iv) will apply; and

(VI)a distribution solely pursuant to a Reorganization Event, as to which Section 11 will apply, then the Conversion Price will be decreased based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the close of business on the Record Date for such distribution;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

SP = the average of the Closing Prices per share of Common Stock for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the Ex-Dividend Date for such distribution; and

FMV = the fair market value (as determined by the Board), as of such Record Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of Common Stock pursuant to such distribution;

provided, however, that, if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Price, each Holder will receive, for each share of Series A Preferred Stock held by such Holder on such Record Date, at the same time and on the same terms as holders of Common Stock, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants that such Holder would have received in such distribution if such Holder had owned, on such Record Date, a number of shares of Common Stock equal to the number of shares of Common Stock that would be issuable (determined in accordance with Section 6) in respect of one (1) share of Series A Preferred Stock that is converted with a Conversion Date occurring on such Record Date (subject to the same arrangements, if any, in such distribution not to issue or deliver a fractional portion of any Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants, but with such arrangement applying separately to each Holder and computed based on the total number of shares of Series A Preferred Stock held by such Holder on such Record Date).

To the extent such distribution is not so paid or made, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(B)Distribution Transactions. If the Company engages in a Distribution Transaction in which it distributes or dividends shares of Capital Stock of any class or series, or similar equity interests, of or relating to an Affiliate or Subsidiary or other business unit of the Company to all or substantially all holders of the Common Stock (other than solely pursuant to (x) a Reorganization Event, as to which Section 11 will apply; or (y) a tender offer or exchange offer for shares of Common Stock, as to which Section 10(a)(iv) will apply), and such Capital Stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange, then the Conversion Price will be decreased based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the close of business on the Record Date for such Distribution Transaction;

CP1 = the Conversion Price in effect immediately after the close of business on such Record Date;

SP = the average of the Closing Prices per share of Common Stock for each Trading Day in the Distribution Transaction Valuation Period (as defined below); and

FMV = the product of (x) the average of the Closing Prices per share or unit of the Capital Stock or equity interests distributed in such Distribution Transaction over the ten (10) consecutive Trading Day period (the “Distribution Transaction Valuation Period”) beginning on, and including, the Ex-Dividend Date for such Distribution Transaction (such average to be determined as if references to Common Stock in the definitions of “Closing Price,” “Trading Day” and “Market Disruption Event” were instead references to such Capital Stock or equity interests);

and (y) the number of shares or units of such Capital Stock or equity interests distributed per share of Common Stock in such Distribution Transaction.

provided, however, that in the event of a Distribution Transaction where the Majority Holders (as defined below) elect to engage in a Spin-Off Exchange Offer (as defined below), and such Spin-Off Exchange Offer is completed pursuant to Section 10(d), then no adjustment to the Conversion Price shall be made pursuant to this Section 10(a)(iii)(B).

The adjustment to the Conversion Price pursuant to this Section 10(a)(iii)(B) will be calculated as of the close of business on the last Trading Day of the Distribution Transaction Valuation Period that will be given effect immediately after the close of business on the Record Date for the Distribution Transaction, with retroactive effect. If the Conversion Date for any share of Series A Preferred Stock to be converted occurs during the Distribution Transaction Valuation Period, then, notwithstanding anything to the contrary in this Certificate of Designations, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last Trading Day of the Distribution Transaction Valuation Period.

To the extent any dividend or distribution of the type described in Section 10(a)(iii)(B) is declared but not made or paid, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(iv)Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of Common Stock (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5) under the Exchange Act), and the value (determined as of the Expiration Time (as defined below) by the Board) of the cash and other consideration paid per share of Common Stock in such tender or exchange offer exceeds the Closing Price per share of Common Stock on the Trading Day immediately after the last date (the “Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Price will be decreased based on the following formula:

where:

CP0 = the Conversion Price in effect immediately before the time (the “Expiration Time”) such tender or exchange offer expires;

CP1 = the Conversion Price in effect immediately after the Expiration Time;

SP = the average of the Closing Prices per share of Common Stock over the ten (10) consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Expiration Date;

OS0 = the number of shares of Common Stock outstanding immediately before the Expiration Time (including all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

AC = the aggregate value (determined as of the Expiration Time by the Board) of all cash and other consideration paid for shares of Common Stock purchased or exchanged in such tender or exchange offer; and

OS1 = the number of shares of Common Stock outstanding immediately after the Expiration Time (excluding all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

provided, however, that the Conversion Price will in no event be adjusted up pursuant to this Section 10(a)(iv), except to the extent provided in the immediately following paragraph. The adjustment to the Conversion Price pursuant to this Section 10(a)(iv) will be calculated as of the close of business on the last Trading Day of the Tender/Exchange Offer Valuation Period but will be given effect immediately after the Expiration Time, with retroactive effect. If the Conversion Date for any share of Series A Preferred Stock to be converted occurs on the Expiration Date or during the Tender/Exchange Offer Valuation Period, then, notwithstanding anything to the contrary in this Certificate of Designations, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last Trading Day of the Tender/Exchange Offer Valuation Period.

To the extent such tender or exchange offer is announced but not consummated (including as a result of being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of Common Stock in such tender or exchange offer are rescinded, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of Common Stock, if any, actually made, and not rescinded, in such tender or exchange offer.

(b)No Adjustments in Certain Cases. The Company will not be required to adjust the Conversion Price except pursuant to this Section 10. For the avoidance of doubt, no adjustment to the Conversion Price will be made (the following, each an “Exempt Issuance”):

(i)upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in Common Stock under any plan in which purchases are made at market prices on the date or dates of purchase, without discount, and whether or not the Company bears the ordinary costs of administration and operation of the plan, including brokerage commissions;

(ii)upon the issuance of any shares of Common Stock or options or rights to purchase such shares pursuant to any present or future employee, director, consultant or officer equity incentive plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs;

(iii)except as otherwise provided in Section 10(a) upon the issuance of any shares of Common Stock pursuant to exercise, vesting or conversion of any option, warrant, right, restricted stock unit or exercisable, exchangeable or convertible security;

(iv)for dividends or distributions declared or paid to holders of Common Stock in which the Holders participate; or

(v)for a change in the par value of the Common Stock.

(c)Stockholder Rights Plans. If any shares of Common Stock are to be issued upon conversion of any Series A Preferred Stock and, at the time of such conversion, the Company has in effect any stockholder rights plan, then the Holder of such Series A Preferred Stock will be entitled to receive, in addition to, and concurrently with the delivery of, the consideration otherwise due upon such conversion, the rights set forth in such stockholder rights plan, unless such rights have separated from the Common Stock at such time, in which case, and only in such case, the Conversion Price will be adjusted pursuant to Section 10(a)(iii)(A) on account of such separation as if, at the time of such separation, the Company had made a distribution of the type referred to in such Section 10(a)(iii)(A) to all holders of Common Stock, subject to readjustment pursuant to Section 10(a)(iii)(A) if such rights expire, terminate or are redeemed. For the avoidance of doubt, if the rights issued or otherwise distributed pursuant to any such stockholder rights plan have previously been issued to the Holders of Series A Preferred Stock, then the foregoing sentence of this Section 10(c) shall not apply.

(d)Distribution Transactions.

(i)In the event the Company proposes to effect a Distribution Transaction, then, by written notice of the Holders constituting at least a majority of the outstanding voting power of the Series A Preferred Stock (the “Majority Holders”) delivered to the Company prior to the relevant Record Date, the Company will negotiate in good faith with such Majority Holders the terms and conditions of an exchange offer described herein (the “Spin-Off Exchange Offer”), and in the event the Spin-Off Exchange Offer is completed, then no adjustment to the Conversion Price shall be made pursuant to Section 10(a)(iii)(B).

(ii)In connection with the Spin-Off Exchange Offer, each share of Series A Preferred Stock will be exchanged by the Company for one (1) share of Mirror Preferred Stock and one (1) share of Exchange Preferred Stock. The Original Issuance Price of the Series A Preferred Stock will be allocated between the shares of Mirror Preferred Stock and Exchange Preferred Stock in accordance with the relative fair market value of the assets and businesses to be held by the Distributed Entity and the assets and businesses to be retained by the Company, as determined in good faith by the Board after consultation with the Majority Holders.

(iii)The Company and the Majority Holders will negotiate reasonably and in good faith and each will use its reasonable best efforts to agree on mutually agreeable terms for the Spin-Off Exchange Offer, including, without limitation, the certificate of designations with respect to the Mirror Preferred Stock and the certificate of designations with respect to the Exchange Preferred Stock, to reflect the fact that following the completion of the Spin-Off Exchange Offer the adjustments to the Conversion Price will be based upon the common stock of the Company and the common stock of the Distributed Entity, and that the rights, benefits, obligations and economic characteristics of the Series A Preferred Stock will not be expanded or diminished as a result of the exchange of shares of Series A Preferred Stock for shares of Mirror Preferred Stock and Exchange Preferred Stock. The exchange of Series A Preferred Stock for Exchange Preferred Stock in the Spin-Off Exchange Offer shall be structured in a manner so as to qualify as a tax-free recapitalization within the meaning of Section 368(a) of the Code to the maximum extent permitted by applicable law. The Company agrees for U.S. federal and applicable state and local income tax purposes the shares of Mirror Preferred Stock and Exchange Preferred Stock shall be structured in a way not to be classified as “preferred stock” within the meaning of Section 305 or Section 306 of the Code (or similar or analogous state or local income tax law) or “nonqualified preferred stock” within the meaning of Section 351(g) of the Code.

(e)Determination of the Number of Outstanding Shares of Common Stock. For purposes of Section 10(a), the number of shares of Common Stock outstanding at any time will (1) include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock; and (2) exclude shares of Common Stock held in the Company’s treasury (unless the Company pays any dividend or makes any distributions on shares of Common Stock held in its treasury).

(f)Calculations. All calculations with respect to the Conversion Price and adjustments thereto will be made to the nearest 1/100th of a cent (with 5/1,000ths rounded downward).

(g)Notice of Conversion Price Adjustments. Upon the effectiveness of any adjustment to the Conversion Price pursuant to Section 10(a) or Section 10(b), the Company will promptly send notice to the Holders containing (1) a brief description of the transaction or other event on account of which such adjustment was made; (2) the Conversion Price in effect immediately after such adjustment; and (3) the effective time of such adjustment.

(h)Voluntary Conversion Price Decreases.

(i)Generally. To the extent permitted by law and applicable stock exchange rules, the Company, from time to time, may (but is not required to) decrease the Conversion Price by any amount if (1) the Board determines that such decrease is in the Company’s best interest or that such decrease is advisable to avoid or diminish any income tax imposed on holders of Common Stock or rights to purchase Common Stock as a result of any dividend or distribution of shares (or rights to acquire shares) of Common Stock or any similar event; (2) such decrease is in effect for a period of at least twenty (20) Business Days; and (3) such decrease is irrevocable during such period; provided, however, that any such decrease that would be reasonably expected to result in any income tax imposed on holders of Series A Preferred Stock shall require the affirmative vote, election or approval of the Majority Holders.

(ii)Notice of Voluntary Decrease. If the Board determines to decrease the Conversion Price pursuant to Section 10(h)(i), then, no later than the first Business Day of the related twenty (20) Business Day period referred to in Section 10(h)(i), the Company will send notice to each Holder, the Transfer Agent and the Conversion Agent of such decrease to the Conversion Price, the amount thereof and the period during which such decrease will be in effect.

(i)Successive Adjustments. After an adjustment to the Conversion Price under this Section 10, any subsequent event requiring an adjustment under this Section 10 shall cause an adjustment to each such Conversion Price as so adjusted.

(j)Multiple Adjustments. For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Conversion Price pursuant to this Section 10 under more than one subSection hereof, such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder; provided, however, that if more than one subSection of this Section 10 is applicable to a single event, the subSection shall be applied that produces the largest adjustment.

(k)Notice of Adjustments. Whenever the Conversion Price is adjusted as provided under this Section 10, the Company shall as soon as reasonably practicable following the occurrence of an event that requires such adjustment (or if the Company is not aware of such occurrence, as soon as reasonably practicable after becoming so aware):

(i)compute the adjusted applicable Conversion Price in accordance with this Section 10 and prepare and transmit to the Conversion Agent an Officer’s Certificate setting forth the applicable Conversion Price, the method of calculation thereof, and the facts requiring such adjustment and upon which such adjustment is based; and

(ii)provide a written notice to the Holders of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the applicable Conversion Price was determined and setting forth the adjusted applicable Conversion Price.

(l)Conversion Agent. The Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist that may require any adjustment of the Conversion Price or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same. The Conversion Agent shall be fully authorized and protected in relying on any Officer’s Certificate delivered pursuant to this Section 10(l) and any adjustment contained therein and the Conversion Agent shall not be deemed to have knowledge of any adjustment unless and until it has received such certificate. The Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities or property, that may at the time be issued or delivered with respect to any Series A Preferred Stock and the Conversion Agent makes no representation with respect thereto. The Conversion Agent shall not be responsible for any failure of the Company to issue, transfer or deliver any shares of Common Stock pursuant to the conversion of Series A Preferred Stock or to comply with any of the duties, responsibilities or covenants of the Company contained in this Section 10.

(m)Fractional Shares. No fractional shares of Common Stock will be delivered to the Holders upon conversion. In lieu of any fractional shares to which the Holders would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share. In order to determine whether the number of shares of Common Stock to be delivered to a Holder upon the conversion of such Holder’s shares of Series A Preferred Stock will include a fractional share, such determination shall be based on the aggregate number of shares of Series A Preferred Stock of such Holder that are being converted on any single Conversion Date.

SECTION 11. Adjustment for Reorganization Events.

(a)Reorganization Events. In the event of:

(i)any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which at least a majority of the Common Stock is changed or converted into, or exchanged for, cash, securities or other property of the Company or another Person;

(ii)any sale, transfer, lease or conveyance to another Person of all or a majority of the property and assets of the Company, in each case pursuant to which the Common Stock is converted into cash, securities or other property; or

(iii)any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the Common Stock into other securities; (each of which is referred to as a “Reorganization Event”);

then each share of Series A Preferred Stock outstanding immediately prior to such Reorganization Event will, without the approval or election of the Holders and subject to Section 13, remain outstanding but shall become convertible into, out of funds legally available therefor, the number, kind and amount of securities, cash and other property (the “Exchange Property”) (without any interest on such Exchange Property and without any right to dividends or distribution on such Exchange Property which have a record date that is prior to the applicable Conversion Date) that the Holder of such share of Series A Preferred Stock would have received in such Reorganization Event had such Holder converted its shares of Series A Preferred Stock into the applicable number of shares of Common Stock immediately prior to the effective date of the Reorganization Event using the Conversion Price applicable immediately prior to the effective date of the Reorganization Event and the Original Issuance Price applicable at the time of such subsequent conversion; provided, however that the foregoing shall not apply if such Holder is a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (any such Person, a “Constituent Person”), or an Affiliate of a Constituent Person, to the extent such Reorganization Event provides for different treatment of Common Stock held by such Constituent Persons or such Affiliate thereof. If the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person (other than a Constituent Person or an Affiliate thereof), then for the purpose of this Section 11(a), the kind and amount of securities, cash and other property receivable upon conversion following such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock.

(b)Successive Reorganization Events. The above provisions of this Section 11 shall similarly apply to successive Reorganization Events and the provisions of Section 10 shall apply to any shares of Capital Stock received by the holders of the Common Stock in any such Reorganization Event.

(c)Reorganization Event Notice. The Company (or any successor) shall, no less than thirty (30) days prior to the anticipated effective date of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 11.

(d)Reorganization Event Agreements. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Series A Preferred Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section 11.

SECTION 12. Voting Rights. Holders shall not be entitled to vote at or receive notice of any meeting of stockholders, except as provided in Section 13 or as required by law.

SECTION 13. Consent Rights. For so long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, and shall cause its Subsidiaries not to, unless the Majority Holders otherwise approve, vote for or authorize, or otherwise waive any provision of this Section 13:

(a)create or authorize the creation of, or issue any equity or debt securities of the Company or any of its Subsidiaries (or rights exercisable into equity securities of the Company or any of its Subsidiaries) that rank senior or pari passu to the rights of the Series A Preferred Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company; or

(b)permit any adverse change (including as a result of a merger, consolidation or other similar or extraordinary transaction) to the powers, preferences or special rights of the Series A Preferred Stock set forth in the Certificate of Incorporation or bylaws, including by amendment, modification or in any other manner that fails to give effect to the rights of the Holders as set forth in this Certificate of Designations, the Certificate of Incorporation or bylaws, or otherwise required by applicable law.

SECTION 14. Term. Except as expressly provided in this Certificate of Designations, the shares of Series A Preferred Stock shall not be redeemable or otherwise mature and the term of the Series A Preferred Stock shall be perpetual.

SECTION 15. No Sinking Fund. Shares of Series A Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 16. Transfer Agent, Conversion Agent, Registrar and Paying Agent. The duly appointed Transfer Agent, Conversion Agent, Registrar and paying agent for the Series A Preferred Stock shall be the Company. The Company may, in its sole discretion, appoint any other Person to serve as Transfer Agent, Conversion Agent, Registrar or paying agent for the Series A Preferred Stock and thereafter may remove or replace such other Person at any time. Upon any such appointment or removal, the Company shall send notice thereof by first class mail, postage prepaid, to the Holders.

SECTION 17. Replacement Certificates.

(a)Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates evidencing the Series A Preferred Stock are issued, the Company shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Transfer Agent. The Company shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Company and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Transfer Agent and the Company.

(b)Certificates Following Conversion. If physical certificates representing the Series A Preferred Stock are issued, the Company shall not be required to issue replacement certificates representing shares of Series A Preferred Stock on or after the Conversion Date applicable to such shares. In place of the delivery of a replacement certificate following the applicable Conversion Date, the Transfer Agent, upon receipt of the satisfactory evidence and indemnity described in clause (a) above, shall deliver the shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock formerly evidenced by the physical certificate.

SECTION 18. Taxes.

(a)Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes (“Transfer Taxes”) that may be payable in respect of any issuance or delivery of shares of Series A Preferred Stock or shares of Common Stock or other securities issued on account of Series A Preferred Stock pursuant hereto or certificates representing such shares or securities. However, in the case of conversion of Series A Preferred Stock, the Company shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series A Preferred Stock, shares of Common Stock or other securities to a Beneficial Owner other than the Beneficial Owner of the Series A Preferred Stock immediately prior to such conversion, and shall not be required to make any such issuance, delivery or payment unless and until the Person requesting such issuance, delivery or payment has paid to the Company the amount of any such Transfer Tax or has established, to the satisfaction of the Company, that such Transfer Tax has been paid or is not payable.

(b)Intended Tax Treatment. For U.S. federal and applicable state and local income tax purposes (i) the shares of Series A Preferred Stock are not intended to be classified as “preferred stock” within the meaning of Code Section 305, Treasury Regulation Section 1.305-5 or Code Section 306 (or similar or analogous state or local income tax law), (ii) if a conversion of shares of Series A Preferred Stock into Common Stock is effected, such transaction is intended to be treated as a “reorganization”

within the meaning of Section 368(a)(l)(E) of the Code (or similar or analogous state or local income tax law) whereby the Holder of each exchanged share of Series A Preferred Stock is intended to be treated as transferring such share to the Company in exchange for Common Stock (such tax treatment described in clauses (i) and (ii), together, the “Intended Tax Treatment”). The Company and each Holder shall file all applicable income tax returns in accordance with the Intended Tax Treatment and not take any reporting position with respect to applicable income taxes inconsistent with the Intended Tax Treatment unless otherwise required in connection with the settlement or resolution of any tax audit, contest or other procedure with a taxing authority or a change in law after the date hereof. Notwithstanding any other provision within this Certificate of Designations the Company shall not, without the written approval of the Majority Holders, pay any dividend or make any other distribution (within the meaning of Code Section 305 and the Treasury Regulations thereunder) on any share of capital stock or other security convertible into, or exercisable or exchangeable for, any capital stock of the Company, or take any other action, so long as any share of Series A Preferred Stock is outstanding, if such dividend, distribution or action may result in a deemed dividend or deemed distribution pursuant to Code Section 305 to the Holders of such shares.

(c)Redemptions. The Company and the Holders agree to treat any redemption pursuant to Section 9(b) as a sale or exchange for purposes of Code Section 302 to the maximum extent permitted by law.

(d)Withholding. All payments and distributions (or deemed distributions) on the shares of Series A Preferred Stock (and on the shares of Common Stock received upon their conversion) shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders. The Company shall provide the applicable Holder with reasonable notice in advance of such deduction and withholding and shall use commercially reasonable efforts to cooperate with the applicable Holder to minimize or eliminate such withholding. Absent a change in law or a contrary determination within the meaning of Code Section 1313, this Section 18(d) shall not apply to the issuance of shares of Common Stock upon conversion or repurchase of any shares of Series A Preferred Stock and the Company shall not have the right to withhold and deduct upon such conversion. To the extent the Company in good faith reasonably believes that such change in law has in fact occurred, the Company shall give prompt notice of such change in law to the applicable Holder and shall cooperate in good faith with the applicable Holder to minimize or eliminate such deduction or withholding.

SECTION 19. Notices. All notices referred to herein shall be in writing and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered or certified mail with postage prepaid, or by private courier service addressed: (i) if to the Company, to its principal executive offices, (ii) if to any Holder, to such Holder at the mail or email address of such Holder as listed in the stock record books of the Company (which may include the records of the Transfer Agent) or (iii) to such other mail or email address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given.

SECTION 20. Facts Ascertainable. When the terms of this Certificate of Designations refer to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Company shall maintain a copy of such agreement or document at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Company shall also maintain a written record of the Issuance Date, the number of shares of Series A Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 21. Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the Holders thereof) upon the vote, election or approval of the Holders holding a majority of the shares of Series A Preferred Stock.

SECTION 22. Severability. If any term of the Series A Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed this       day of      , 2022.

NUBURU, INC.

By:
Name:
Title:

[Signature page to Certificate of Designations]

ANNEX D

Final Version

NUBURU, INC.

2022 EQUITY INCENTIVE PLAN

1.Purposes of the Plan. The purposes of this Plan are:

●	to attract and retain the best available personnel for positions of substantial responsibility,
●	to provide additional incentive to Employees, Directors and Consultants, and
●	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Performance Awards.

2.Definitions. As used herein, the following definitions will apply:

2.1“Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

2.2“Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

2.3“Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards.

2.4“Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.5“Board” means the Board of Directors of the Company.

2.6“Change in Control” means the occurrence of any of the following events:

(a)Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b) Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c)Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.6, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.7“Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.8“Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or by a duly authorized committee of the Board, in accordance with Section 4 hereof.

2.9“Common Stock” means the common stock of the Company.

2.10“Company” means Tailwind Acquisition Corp., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be Nuburu, Inc., a Delaware corporation).

2.11“Consultant” means any natural person, including an advisor, engaged by the Company or any of its Parent or Subsidiaries to render bona fide services to such entity, provided the services (a) are not in connection with the offer or sale of securities in a capital-raising transaction, and (b) do not directly promote or maintain a market for the Company’s securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

2.12“Director” means a member of the Board.

2.13“Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.14“Effective Date” means the date of the consummation of the merger by and among the Company, Nuburu, Inc. (“Nuburu”), and certain other parties, pursuant to that certain Business Combination Agreement dated 5, 2022 (such merger, the “Merger”).

2.15“Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

2.16“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.17“Exchange Program” means a program under which (a) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (b) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (c) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

2.18“Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a)If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. The determination of fair market value for purposes of tax withholding may be made in the Administrator’s sole discretion subject to Applicable Laws and is not required to be consistent with the determination of fair market value for other purposes.

2.19“Fiscal Quarter” means a fiscal quarter within a Fiscal Year.

2.20“Fiscal Year” means the fiscal year of the Company.

2.21“Incentive Stock Option” means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

2.22“Inside Director” means a Director who is an Employee.

2.23“Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

2.24“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.25“Option” means a stock option granted pursuant to the Plan.

2.26“Outside Director” means a Director who is not an Employee.

2.27“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.28“Participant” means the holder of an outstanding Award.

2.29“Performance Awards” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be cash- or stock-denominated and may be settled for cash, Shares or other securities or a combination of the foregoing under Section 10.

2.30“Performance Period” means Performance Period as defined in Section 10.1.

2.31“Period of Restriction” means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

2.32“Plan” means this Nuburu, Inc. 2022 Equity Incentive Plan, as may be amended from time to time.

2.33“Restricted Stock” means Shares issued pursuant to an Award of Restricted Stock under Section 8 of the Plan, or issued pursuant to the early exercise of an Option.

2.34“Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

2.35“Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.36“Section 16b” means Section 16(b) of the Exchange Act.

2.37“Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.38“Securities Act” means the U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

2.39“Service Provider” means an Employee, Director or Consultant.

2.40“Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

2.41“Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

2.42“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.43“Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.44“U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.Stock Subject to the Plan.

3.1Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15 and the automatic increase set forth in Section 3.2, the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan will be equal to (a) 4,153,801 Shares, plus (b) any shares of the Company’s common stock subject to stock options or other awards that are assumed in the Merger (“Assumed Awards”) and that, on or after the Effective Date, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (b) equal to 3,758,243 Shares. In addition, Shares may become available for issuance under Sections 3.2 and 3.3. The Shares may be authorized but unissued, or reacquired Common Stock.

3.2Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15, the number of Shares available for issuance under the Plan will be increased annually on the first day of the third Fiscal Quarter beginning with the 2023 Fiscal Year, in an amount equal to the least of (a) 7,269,151 Shares, (b) a number of Shares equal to five percent (5%) of the total number of shares of all classes of common stock of the Company outstanding on the last day of the immediately preceding second Fiscal Quarter, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding second Fiscal Quarter.

3.3Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units, or Performance Awards is forfeited to or repurchased by the Company due to the failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares issued) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units or Performance Awards are repurchased by the Company or are forfeited to the Company due to the failure to vest, such Shares will become available for future grant under the Plan. Shares otherwise issuable under an Award that are used to pay the exercise price of an Award or to satisfy the tax liabilities or withholdings related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 15, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3.1, plus, to the extent allowable under Code Section 422 and the U.S. Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3.2 and 3.3.

3.4Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.Administration of the Plan.

4.1Procedure.

4.1.1Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

4.1.2Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

4.1.3Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which Committee will be constituted to comply with Applicable Laws.

4.2Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(a)to determine the Fair Market Value;

(b)to select the Service Providers to whom Awards may be granted hereunder;

(c)to determine the number of Shares or dollar amounts to be covered by each Award granted hereunder;

(d)to approve forms of Award Agreements for use under the Plan;

(e)to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto (including but not limited to, temporarily suspending the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes or to comply with Applicable Laws, provided that such suspension must be lifted prior to the expiration of the maximum term and post-termination exercisability period of an Award), based in each case on such factors as the Administrator will determine;

(f)to institute and determine the terms and conditions of an Exchange Program, including, subject to Section 20.3, to unilaterally implement an Exchange Program without the consent of the applicable Award holder;

(g)to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(h)to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of facilitating compliance with applicable non-U.S. laws, easing the administration of the Plan and/or for qualifying for favorable tax treatment under applicable non-U.S. laws, in each case as the Administrator may deem necessary or advisable;

(i) to modify or amend each Award (subject to Section 20.3), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option or Stock Appreciation Right (subject to Sections 6.4 and 7.5);

(j) to allow Participants to satisfy withholding tax obligations in a manner prescribed in Section 16;

(k)to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(l) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such Participant under an Award; and

(m) to make all other determinations deemed necessary or advisable for administering the Plan.

4.3Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5.Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.Stock Options.

6.1Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

6.2Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

6.3Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Notwithstanding such designation, however, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such options will be treated as nonstatutory stock options. For purposes of this Section 6.3, incentive stock options will be taken into account in the order in which they were granted, the fair market value of the shares will be determined as of the time the option with respect to such shares is granted, and calculation will be performed in accordance with Code Section 422 and the U.S. Treasury Regulations promulgated thereunder.

6.4Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

6.5Option Exercise Price and Consideration.

6.5.1Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator, but will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6.5.1, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Code Section 424(a).

6.5.2Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

6.5.3Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (a) cash (including cash equivalents); (b) check; (c) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided further that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (d) consideration received by the Company under a cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (e) by net exercise; (f) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws, or (g) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator will consider if acceptance of such consideration may be reasonably expected to benefit the Company.

6.6Exercise of Option.

6.6.1Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan (except as provided otherwise under Section 3.3 of the Plan) and for sale under the Option, by the number of Shares as to which the Option is exercised.

6.6.2Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon such cessation as the result of the Participant’s death or Disability, the Participant may exercise his or her Option within three (3) months of such cessation, or such shorter or longer period of time, as is specified in the Award Agreement, in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on such date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.3Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within six (6) months of cessation, or such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable) to the extent the Option is vested on such date of cessation. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on the date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.4Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised within six (6) months following the Participant’s death, or within such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form (if any) acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution (each, a “Legal Representative”). If the Option is exercised pursuant to this Section 6.6.4, Participant’s designated beneficiary or Legal Representative shall be subject to the terms of this Plan and the Award Agreement, including but not limited to the restrictions on transferability and forfeitability applicable to the Service Provider. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.5Tolling Expiration. A Participant’s Award Agreement may also provide that:

(a) if the exercise of the Option following the cessation of Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would result in liability under Section 16b, then the Option will terminate on the earlier of (i) the expiration of the term of the Option set forth in the Award Agreement, or (ii) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16b; or

(b) if the exercise of the Option following the cessation of the Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (i) the expiration of the term of the Option or (ii) the expiration of a period of thirty (30) days after the cessation of the Participant’s status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7.Stock Appreciation Rights.

7.1Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

7.2Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any Award of Stock Appreciation Rights.

7.3Exercise Price and Other Terms. The per Share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a Stock Appreciation Right as set forth in Section 7.6 will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

7.4Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

7.5Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6.4 relating to the maximum term and Section 6.6 relating to exercise also will apply to Stock Appreciation Rights.

7.6Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

8.Restricted Stock.

8.1Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

8.2Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction (if any), the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. The Administrator, in its sole discretion, may determine that an Award of Restricted Stock will not be subject to any Period of Restriction and consideration for such Award is paid for by past services rendered as a Service Provider.

8.3Transferability. Except as provided in this Section 8 or as the Administrator determines, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

8.4Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

8.5Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

8.6Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

8.7Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

8.8Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9.Restricted Stock Units.

9.1Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

9.2Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion.

9.3Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

9.4Form and Timing of Payment. Payment of earned Restricted Stock Units will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

9.5Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

10.Performance Awards.

10.1   Award Agreement. Each Performance Award will be evidenced by an Award Agreement that will specify any time period during which any performance objectives or other vesting provisions will be measured (“Performance Period”), and such other terms and conditions as the Administrator determines. Each Performance Award will have an initial value that is determined by the Administrator on or before its date of grant.

10.2   Objectives or Vesting Provisions and Other Terms. The Administrator will set any objectives or vesting provisions that, depending on the extent to which any such objectives or vesting provisions are met, will determine the value of the payout for the Performance Awards. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

10.3   Earning Performance Awards. After an applicable Performance Period has ended, the holder of a Performance Award will be entitled to receive a payout for the Performance Award earned by the Participant over the Performance Period. The Administrator, in its discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Award.

10.4   Form and Timing of Payment. Payment of earned Performance Awards will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Performance Awards in cash, Shares, or a combination of both.

10.5   Cancellation of Performance Awards. On the date set forth in the Award Agreement, all unearned or unvested Performance Awards will be forfeited to the Company, and again will be available for grant under the Plan.

11.Outside Director Award Limitations. No Outside Director may be granted, in any Fiscal Year, equity awards (including any Awards granted under this Plan), the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles, and be provided any other compensation (including without limitation any cash retainers or fees) in amounts that, in the aggregate, exceed $750,000, provided that such amount is increased to $1,000,000 in the Fiscal Year of his or her initial service as an Outside Director. Any Awards or other compensation provided to an individual (a) for his or her services as an Employee, or for his or her services as a Consultant other than as an Outside Director, or (b) prior to the closing of the Merger, will be excluded for purposes of this Section 11.

12.Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to be exempt from or meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent (including with respect to any ambiguities or ambiguous terms), except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Parent or Subsidiaries have any responsibility, liability, or obligation to reimburse, indemnify, or hold harmless a Participant (or any other person) in respect of Awards, for any taxes, penalties or interest that may be imposed on, or other costs incurred by, Participant (or any other person) as a result of Section 409A.

13.Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Company or (b) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14.Limited Transferability of Awards. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution (which, for purposes of clarification, shall be deemed to include through a beneficiary designation if available in accordance with Section 6.6), and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15.Adjustments; Dissolution or Liquidation; Merger or Change in Control.

15.1   Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and numerical Share limits in Section 3.

15.2   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

15.3   Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant’s consent, including, without limitation, that (a) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (b) upon written notice to a Participant, that the Participant’s Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (c) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (d) (i) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), or (ii) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (e) any combination of the foregoing. In taking any of the actions permitted under this Section 15.3, the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise his or her outstanding Options and Stock Appreciation Rights (or portions thereof) not assumed or substituted for, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, or Performance Awards (or portions thereof) not assumed or substituted for will lapse, and, with respect to Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 15.3 and Section 15.4 below, an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit or Performance Award, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 15.3 to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 15.3 to the contrary, and unless otherwise provided in an Award Agreement, if an Award that vests, is earned or paid-out under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement (or other agreement related to the Award, as applicable) does not comply with the definition of “change in control” for purposes of a distribution under Section 409A, then any payment of an amount that is otherwise accelerated under this Section will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

15.4   Outside Director Awards. With respect to Awards granted to an Outside Director while such individual was an Outside Director that are assumed or substituted for, if on the date of or following such assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant (unless such resignation is at the request of the acquirer), then the Outside Director will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which otherwise would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Parent or Subsidiaries, as applicable.

16.Tax Withholding.

16.1   Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholdings are due, the Company (or any of its Parent, Subsidiaries, or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Parent, Subsidiaries, or affiliates, as applicable) or a relevant tax authority, an amount sufficient to satisfy U.S. federal, state, local, non-U.S., and other taxes (including the Participant’s FICA or other social insurance contribution obligation) required to be withheld or paid with respect to such Award (or exercise thereof).

16.2   Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax liability or withholding obligation, in whole or in part by such methods as the Administrator shall determine, including, without limitation, (a) paying cash, check or other cash equivalents, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (c) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld or paid, (e) such other consideration and method of payment for the meeting of tax liabilities or withholding obligations as the Administrator may determine to the extent permitted by Applicable Laws, or (f) any combination of the foregoing methods of payment. The amount of the withholding obligation will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

17.No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, free from any liability or claim under the Plan.

18.Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19.Term of Plan. Subject to Section 23 of the Plan, the Plan will become effective upon the latest to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect until terminated under Section 20 of the Plan, but (i) no Options that qualify as incentive stock options within the meaning of Code Section 422 may be granted after ten (10) years from the earlier of the Board or stockholder approval of the Plan and (ii) Section 3.2 relating to the automatic share reserve increase will operate only until the ten (10) year anniversary of the earlier of the Board or stockholder approval of the Plan.

20.Amendment and Termination of the Plan.

20.1   Amendment and Termination. The Administrator, in its sole discretion, may amend, alter, suspend or terminate the Plan, or any part thereof, at any time and for any reason.

20.2   Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

20.3   Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21.Conditions Upon Issuance of Shares.

21.1   Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

21.2   Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

22.Inability to Obtain Authority. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

23.Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24.Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to the reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of such Participant’s status as an employee and/or other service provider for cause or any specified action or inaction by a Participant, whether before or after such termination of employment and/or other service, that would constitute cause for termination of such Participant’s status as a employee and/or other service provider. Notwithstanding any provisions to the contrary under this Plan, all Awards granted under the Plan will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws (the “Clawback Policy”). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws, including without limitation any reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 24 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any Parent or Subsidiary of the Company.

*          *          *

ANNEX E

Final Version

NUBURU, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

1.Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Companies with an opportunity to purchase Common Stock through accumulated Contributions. The Company intends for the Plan to have two components: a component that is intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “423 Component”) and a component that is not intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “Non-423 Component”). The provisions of the 423 Component, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Code Section 423. In addition, this Plan authorizes the grant of an option to purchase shares of Common Stock under the Non-423 Component that does not qualify as an “employee stock purchase plan” under Code Section 423; an option granted under the Non-423 Component will provide for substantially the same benefits as an option granted under the 423 Component, except that a Non-423 Component option may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the Administrator. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

2.Definitions.

2.1“Administrator” means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 4.

2.2“Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where options are, or will be, granted under the Plan.

2.3“Board” means the Board of Directors of the Company.

2.4“Change in Control” means the occurrence of any of the following events:

(a)Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b)Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c)Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.4, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.5“Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.6“Committee” means a committee of the Board appointed in accordance with Section 4 hereof.

2.7“Common Stock” means the common stock of the Company.

2.8“Company” means Tailwind Acquisition Corp., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be Nuburu, Inc., a Delaware corporation).

2.9“Compensation” means an Eligible Employee’s base straight time gross earnings, but exclusive of payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses and other similar compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for a subsequent Offering Period.

2.10“Contributions” means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

2.11“Designated Company” means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies, provided, however that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component.

2.12“Director” means a member of the Board.

2.13“Effective Date” means the date of the consummation of the merger by and among the Company, Nuburu, Inc. (“Nuburu”), and certain other parties, pursuant to that certain Business Combination Agreement dated August 5, 2022 (such merger, the “Merger”).

2.14“Eligible Employee” means any individual who is a common law employee providing services to the Company or a Designated Company and is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer, or any lesser number of hours per week and/or number of months in any calendar year established by the Administrator (if required under Applicable Laws) for purposes of any separate Offering or for Participants in the Non-423 Component. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws with respect to the Participant’s participation in the Plan. Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine (for each Offering under the 423 Component, on a uniform and nondiscriminatory basis or as otherwise permitted by U.S. Treasury Regulations Section 1.423-2) that the definition of Eligible Employee will or will not include an individual if he or she: (a) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (b) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (c) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (d) is a highly compensated employee within the meaning of Code Section 414(q), or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Offering under the 423 Component in an identical manner to all highly compensated individuals of the Employer whose employees are participating in that Offering. Each exclusion will be applied with respect to an Offering under the 423 Component in a manner complying with U.S. Treasury Regulations Section 1.423-2(e)(2)(ii). Such exclusions may be applied with respect to an Offering under the Non-423 Component without regard to the limitations of U.S. Treasury Regulations Section 1.423-2.

2.15“Employer” means the employer of the applicable Eligible Employee(s).

2.16“Enrollment Date” means the first Trading Day of each Offering Period.

2.17“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.18“Exercise Date” means the last Trading Day of a Purchase Period. Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 18, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will terminate without options being exercised on the Exercise Date(s) that otherwise would have occurred on the last Trading Day of such Purchase Period.

2.19“Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a)If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator’s discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

2.20“Fiscal Quarter” means a fiscal quarter within a Fiscal Year.

2.21“Fiscal Year” means the fiscal year of the Company.

2.22“New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

2.23“Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 6. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by U.S. Treasury Regulations Section 1.423-2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulations Section 1.423-2(a)(2) and (a)(3).

2.24“Offering Period” means a period beginning on such date as may be determined by the Administrator, in its discretion, and ending on such Exercise Date as may be determined by the Administrator, in its discretion, during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 6 and 18.

2.25“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.26“Participant” means an Eligible Employee that participates in the Plan.

2.27“Plan” means this Nuburu, Inc. 2022 Employee Stock Purchase Plan.

2.28“Purchase Period” means the period during an Offering Period and during which shares of Common Stock may be purchased on behalf of Participants thereunder in accordance with the terms of the Plan. Purchase Periods will have such duration as determined by the Administrator, commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date. Unless the Administrator provides otherwise, a Purchase Period in an Offering Period will have the same duration as, and coincide with the length of, such Offering Period.

2.29“Purchase Price” means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for any Offering Period by the Administrator subject to compliance with Code Section 423 (or any successor rule or provision or any other Applicable Laws, regulation or stock exchange rule) or pursuant to Section 18.

2.30“Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.31“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.32“Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.33“U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.Stock.

3.1Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof and the automatic increase set forth in Section 3.2 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be 415,380 shares of Common Stock. The shares of Common Stock may be authorized, but unissued, or reacquired Common Stock.

3.2Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof, the number of shares of Common Stock available for issuance under the Plan will be increased annually on the first day of the third Fiscal Quarter beginning with the 2023 Fiscal Year, in an amount equal to the least of (a) 1,453,830 shares of Common Stock, (b) a number of shares of Common Stock equal to one percent (1%) of the total number of shares of all classes of common stock of the Company on the last day of the immediately preceding second Fiscal Quarter, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding second Fiscal Quarter.

4.Administration. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to

(a)construe, interpret and apply the terms of the Plan,

(b)delegate ministerial duties to any of the Company’s employees,

(c)designate separate Offerings under the Plan,

(d)designate Subsidiaries as participating in the 423 Component or Non-423 Component,

(e)determine eligibility,

(f)adjudicate all disputed claims filed under the Plan, and

(g)establish such procedures that it deems necessary or advisable for the administration of the Plan (including, without limitation, to adopt such procedures, sub-plans, and appendices to the subscription agreement as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 3 hereof, but unless otherwise superseded by the terms of such sub-plan or appendix, the provisions of this Plan will govern the operation of such sub-plan or appendix). Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering under the 423 Component, or if the terms would not qualify under the 423 Component, in the Non-423 Component, in either case unless such designation would cause the 423 Component to violate the requirements of Code Section 423.

Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

5.Eligibility.

5.1Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 7.

5.2Non-U.S. Employees. Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Code Section 7701(b)(1)(A))) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Code Section 423. In the case of the Non-423 Component, an Eligible Employee may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employee is not advisable or practicable.

5.3Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (a) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Code Section 424(d)) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (b) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder.

6.Offering Periods. The Plan will be implemented by Offering Periods as established by the Administrator from time to time. Offering Periods will expire on the earliest to occur of (a) the completion of the purchase of shares on the last Exercise Date occurring within twenty-seven (27) months of the applicable Enrollment Date on which the option to purchase shares was granted under the Plan, or (b) such shorter period established prior to the Enrollment Date of the Offering Period by the Administrator, from time to time, in its discretion, on a uniform and nondiscriminatory basis, for all options to be granted on such Enrollment Date. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future Offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter; provided, however, that no Offering Period may last more than twenty-seven (27) months.

7.Participation. An Eligible Employee may participate in the Plan pursuant to Section 5.1 by submitting to the Company’s Finance department (or its designee), a properly completed subscription agreement authorizing Contributions (a) in the form provided by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit A), or (b) pursuant to an electronic or other enrollment procedure determined by the Administrator, in either case, on or before a date determined by the Administrator prior to an applicable Enrollment Date.

8.Contributions.

8.1Contribution Amounts. At the time a Participant enrolls in the Plan pursuant to Section 7, he or she will elect to have Contributions (in the form of payroll deductions or otherwise, to the extent permitted by the Administrator) made on each pay day during the Offering Period in an amount not exceeding fifteen percent (15%) of the Compensation, which he or she receives on each pay day during the Offering Period; provided, however, that unless and until determined otherwise by the Administrator, should a pay day occur on an Exercise Date, a Participant will have any Contributions made on such day applied to his or her account under the then-current Purchase Period or Offering Period (i.e., for which the Exercise Date occurs on such day).

8.2Contribution Methods. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement prior to each Exercise Date of each Offering Period. A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(a)In the event Contributions are made in the form of payroll deductions, such payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day on or prior to the last Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(b)All Contributions made for a Participant will be credited to his or her account under the Plan and Contributions will be made in whole percentages of his or her Compensation only. A Participant may not make any additional payments into such account.

8.3Participant Changes to Contributions. A Participant may discontinue his or her participation in the Plan as provided under Section 12. Until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may not increase the rate of his or her Contributions and may decrease the rate of his or her Contributions only one (1) time, provided that such decrease is to a Contribution rate of zero percent (0%). In addition, until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may increase or decrease the rate of his or her Contributions (as a whole percent to a rate between zero percent (0%) and the maximum percentage specified in Section 8.1), which Contribution rate adjustment will become effective upon the commencement of the next Offering Period and remain in effect for subsequent Offering Periods and, except as set forth in the immediately preceding sentence, any such adjustment will not affect the Contribution rate for any ongoing Offering Period.

(a)A Participant may make a Contribution rate adjustment pursuant to this Section 8.3 by properly completing and submitting to the Company’s Finance department (or its designee), a new subscription agreement authorizing the change in Contribution rate (i) in the form provided by the Administrator for such purpose, or (ii) pursuant to an electronic or other procedure prescribed by the Administrator, in either case, on or before a date determined by the Administrator prior to (x) the scheduled beginning of the first Offering Period to be affected or (y) an applicable Exercise Date, as applicable. If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless the Participant’s participation is terminated as provided in Sections 12 or 13).

(b)The Administrator may, in its sole discretion, limit or amend the nature and/or number of Contribution rate changes (including to permit, prohibit and/or limit increases and/or decreases to rate changes) that may be made by Participants during any Purchase Period or Offering Period, and may establish such other conditions or limitations as it deems appropriate for Plan administration.

(c)Except as provided by this Section 8.3, any change in Contribution rate made pursuant to this Section 8.3 will be effective as of the first full payroll period following five (5) business days after the date on which the change is made by the Participant (unless the Administrator, in its sole discretion, elects to process a given change in Contribution rate earlier).

8.4Other Contribution Changes. Notwithstanding the foregoing, to the extent necessary to comply with Code Section 423(b)(8) and Section 5.3 hereof (which generally limit participation in an Offering Period pursuant to certain Applicable Laws), a Participant’s Contributions may be decreased to zero percent (0%) by the Administrator at any time during an Offering Period (or a Purchase Period, as applicable). Subject to Code Section 423(b)(8) and Section 5.3 hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Offering Period (or Purchase Period, as applicable) scheduled to end in the following calendar year, unless the Participant’s participation has terminated as provided in Sections 12 or 13.

8.5Cash Contributions. Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Participants to participate in the Plan via cash contributions instead of payroll deductions if (a) payroll deductions are not permitted or advisable under Applicable Laws, (b) the Administrator determines that cash contributions are permissible for Participants participating in the 423 Component and/or (c) the Participants are participating in the Non-423 Component.

8.6Tax Withholdings. At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or at any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding or payment on account obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or use any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f).

8.7Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings or for Participants in the Non-423 Component for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party, provided that, if such segregation or deposit with an independent third party is required by Applicable Laws, it will apply to all Participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f). Until shares of Common Stock are issued, Participants will have only the rights of an unsecured creditor with respect to such shares.

9.Grant of Option. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s account as of the Exercise Date by the applicable Purchase Price.

9.1Certain Option Limits. In no event will an Eligible Employee be permitted to purchase during each Offering Period more than 1,000 shares of Common Stock (subject to any adjustment pursuant to Section 17), and provided further that such purchase will be subject to the limitations set forth in Sections 3 and 5.3 and in the subscription agreement. The Administrator, in its absolute discretion, may increase or decrease the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period or Offering Period, as applicable.

9.2Option Receipt. The Eligible Employee may accept the grant of an option under the Plan by electing to participate in the Plan in accordance with the requirements of Section 7.

9.3Option Term. Exercise of the option will occur as provided in Section 10, unless the Participant’s participation has terminated pursuant to Sections 12 or 13. The option will expire on the last day of the Offering Period.

10.Exercise of Option.

10.1  Automatic Exercise. Unless a Participant’s participation in the Plan has terminated as provided in Sections 12 and 13, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares of Common Stock subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased; any Contributions accumulated in a Participant’s account, which are not sufficient to purchase a full share will be retained in the Participant’s account for the subsequent Purchase Period or Offering Period, as applicable, subject to earlier termination of the Participant’s participation in the Plan as provided in Sections 12 or 13. Any other funds left over in a Participant’s account after the Exercise Date will be returned to the Participant. During a Participant’s lifetime, a Participant’s option to purchase shares of Common Stock hereunder is exercisable only by him or her.

10.2  Pro Rata Allocations. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (a) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 18. The Company may make a pro rata allocation of the shares of Common Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares of Common Stock for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date (and, for purposes of clarity, notwithstanding any automatic increase in shares of Common Stock that become available for issuance pursuant to Section 3.2 of the Plan).

11.Delivery. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares of Common Stock be deposited directly with a broker designated by the Company or with a trustee or designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares of Common Stock be retained with such broker, trustee or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions or other dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 11.

12.Withdrawal.

12.1  Withdrawal Procedures. A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company’s Finance department (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit B), or (b) following an electronic or other withdrawal procedure determined by the Administrator. The Administrator may set forth a deadline of when a withdrawal must occur to be effective prior to a given Exercise Date in accordance with policies it may approve from time to time. All of the Participant’s Contributions credited to his or her account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares of Common Stock will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 7.

12.2  No Effect on Future Participation. A Participant’s withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

13.Termination of Employment. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant, or, in the case of his or her death, to the person or persons entitled thereto, and such Participant’s option will be automatically terminated. Unless determined otherwise by the Administrator in a manner that, with respect to an Offering under the 423 Component, is permitted by, and compliant with, Code Section 423, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Company will not be treated as terminated under the Plan; however, if a Participant transfers from an Offering under the 423 Component to the Non-423 Component, the exercise of the option will be qualified under the 423 Component only to the extent it complies with Code Section 423; further, no Participant will be deemed to switch from an Offering under the Non-423 Component to an Offering under the 423 Component or vice versa unless (and then only to the extent) such switch would not cause the 423 Component or any option thereunder to fail to comply with Code Section 423.

14.Section 409A. The Plan is intended to be exempt from the application of Section 409A, and, to the extent not exempt, is intended to comply with Section 409A and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company and any of its Parent or Subsidiaries will have no liability, obligation or responsibility to reimburse, indemnify, or hold harmless a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Section 409A.

15.Rights as Stockholder. Until the shares of Common Stock are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will have only the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares. Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or, if so required under Applicable Laws, in the name of the Participant and his or her spouse.

16.Transferability. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 12 hereof.

17.Adjustments, Dissolution, Liquidation, Merger or Change in Control.

17.1  Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of common stock that may be delivered under the Plan, the Purchase Price per share, the class and the number of shares of common stock covered by each option under the Plan that has not yet been exercised, and the numerical share limits of Sections 3 and 9.1.

17.2  Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

17.3  Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period will end. The New Exercise Date will occur before the date of the Company’s proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

18.Amendment or Termination.

18.1  Amendment, Suspension, Termination. The Administrator, in its sole discretion, may amend, alter, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 17). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under Applicable Laws, as further set forth in Section 22 hereof) as soon as administratively practicable.

18.2  Certain Administrator Changes. Without stockholder consent and without limiting Section 18.1, the Administrator will be entitled to change the Offering Periods and any Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit Contributions in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

18.3  Changes Due to Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(b)altering the Purchase Price for any Purchase Period or Offering Period including a Purchase Period or Offering Period underway at the time of the change in Purchase Price;

(c)shortening any Purchase Period or Offering Period by setting a New Exercise Date, including a Purchase Period or Offering Period underway at the time of the Administrator action;

(d)reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(e)reducing the maximum number of shares of Common Stock a Participant may purchase during any Purchase Period or Offering Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

19.Conditions Upon Issuance of Shares.

19.1  Legal Compliance. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

19.2  Investment Representations. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required.

20.Term of Plan. The Plan will become effective upon the later to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect for a term of twenty (20) years, unless sooner terminated under Section 18.

21.Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

22.Interest. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Laws, as determined by the Company, and if so required by the laws of a particular jurisdiction, will apply, with respect to Offerings under the 423 Component, to all Participants in the relevant Offering, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f).

23.No Effect on Employment. Neither the Plan nor any option under the Plan will confer upon any Participant any right with respect to continuing the Participant’s employment with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such employment relationship at any time, free from any liability or any claim under the Plan.

24.Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

25.Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

26.Legal Construction.

26.1  Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

26.2  Governing Law. The Plan will be governed by, and construed in accordance with, the laws of the State of Delaware, but without regard to its conflict of law provisions.

26.3  Headings. Headings are provided herein for convenience only, and will not serve as a basis for interpretation of the Plan.

27.Compliance with Applicable Laws. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

28.Automatic Transfer to Low Price Offering Period. Unless determined otherwise by the Administrator, this Section 28 applies to an Offering Period to the extent such Offering Period provides for more than one (1) Exercise Date within such Offering Period. To the extent permitted by Applicable Laws, if the Fair Market Value of a share of Common Stock on any Exercise Date in an Offering Period is less than the Fair Market Value of a share of Common Stock on the Enrollment Date of such Offering Period, then all Participants in such Offering Period will be withdrawn automatically from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

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EXHIBIT A

NUBURU, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

Original Application	Offering Date:

Change in Payroll Deduction Rate

1.                      hereby elects to participate in the Nuburu, Inc. 2022 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan. Any capitalized terms not specifically defined in this Subscription Agreement will have the meaning ascribed to them under the Plan.

2.I hereby authorize and consent to payroll deductions from each paycheck in the amount of        % of my Compensation on each payday (from 0% to [15%]) during the Offering Period in accordance with the Plan. (Please note that no fractional percentages are permitted.) [I understand that only my first, one election to decrease the rate of my payroll deductions may be applied with respect to an ongoing Offering Period in accordance with the terms of the Plan, and any subsequent election to decrease the rate of my payroll deductions during the same Offering Period, and any election to increase the rate of my payroll deductions during any Offering Period, will not be applied to the ongoing Offering Period.]

3.I understand that said payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan. I further understand that if I am outside of the U.S., my payroll deductions will be converted to U.S. dollars at an exchange rate selected by the Company on the purchase date.

4.I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5.Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of                (Eligible Employee or Eligible Employee and spouse only).

6.If I am a U.S. taxpayer, I understand that if I dispose of any shares received by me pursuant to the Plan within two (2) years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one (1) year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. I hereby agree to notify the Company in writing within thirty (30) days after the date of any disposition of my shares and I will make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the two (2) year and one (1) year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (b) fifteen percent (15%) of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

7.For employees that may be subject to tax in non U.S. jurisdictions, I acknowledge and agree that, regardless of any action taken by the Company or any Designated Company with respect to any or all income tax, social security, social insurances, National Insurance Contributions, payroll tax, fringe benefit, or other tax-related items related to my participation in the Plan and legally applicable to me including, without limitation, in connection with the grant of such options, the purchase or sale of shares of Common Stock acquired under the Plan and/or the receipt of any dividends on such shares (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains my responsibility and may exceed the amount actually withheld by the Company or a Designated

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Company. Furthermore, I acknowledge that the Company and/or any Designated Company (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options under the Plan and (b) do not commit to and are under no obligation to structure the terms of the grant of options or any aspect of my participation in the Plan to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of my enrollment and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the purchase of shares of Common Stock under the Plan or any other relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to the Company and/or the applicable Designated Company to satisfy all Tax-Related Items. In this regard, I authorize the Company and/or the applicable Designated Company, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (a) withholding from my wages or Compensation paid to me by the Company and/or the applicable Designated Company; or (b) withholding from proceeds of the sale of the shares of Common Stock purchased under the Plan either through a voluntary sale or through a mandatory sale arranged by the Company (on my behalf pursuant to this authorization). Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable maximum withholding rates, in which case I will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

Finally, I agree to pay to the Company or the applicable Designated Company any amount of Tax-Related Items that the Company or the applicable Designated Company may be required to withhold as a result of my participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to purchase shares of Common Stock under the Plan on my behalf and/or refuse to issue or deliver the shares or the proceeds of the sale of shares if I fail to comply with my obligations in connection with the Tax-Related Items.

8.By electing to participate in the Plan, I acknowledge, understand and agree that:

(a)the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent provided for in the Plan;

(b)all decisions with respect to future grants under the Plan, if applicable, will be at the sole discretion of the Company;

(c)the grant of options under the Plan will not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, or any Designated Company, and will not interfere with the ability of the Company or any Designated Company, as applicable, to terminate my employment (if any);

(d)I am voluntarily participating in the Plan;

(e)the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not intended to replace any pension rights or compensation;

(f)the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not part of my normal or expected compensation for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(g)the future value of the shares of Common Stock offered under the Plan is unknown, indeterminable and cannot be predicted with certainty;

(h)the shares of Common Stock that I acquire under the Plan may increase or decrease in value, even below the Purchase Price;

(i)no claim or entitlement to compensation or damages will arise from the forfeiture of options granted to me under the Plan as a result of the termination of my status as an Eligible Employee (for any reason whatsoever, and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any) and, in consideration of the grant of options under the Plan to which I am otherwise not entitled, I irrevocably agree never to institute a claim against the Company, or any Designated Company, waive my ability, if any, to bring such claim,

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and release the Company, and any Designated Company from any such claim that may arise; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, I will be deemed irrevocably to have agreed to not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim; and

(j)in the event of the termination of my status as an Eligible Employee (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any), my right to participate in the Plan and any options granted to me under the Plan, if any, will terminate effective as of the date that I am no longer actively employed by the Company or one of its Designated Companies and, in any event, will not be extended by any notice period mandated under the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any (e.g., active employment would not include a period of “garden leave” or similar period pursuant to the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any); the Company will have the exclusive discretion to determine when I am no longer actively employed for purposes of my participation in the Plan (including whether I may still be considered to be actively employed while on a leave of absence).

9.I understand that the Company and/or any Designated Company may collect, where permissible under applicable law certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of Common Stock or directorships held in the Company, details of all options granted under the Plan or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in my favor (“Data”), for the exclusive purpose of implementing, administering and managing the Plan. I understand that Company may transfer my Data to the United States, which is not considered by the European Commission to have data protection laws equivalent to the laws in my country. I understand that the Company will transfer my Data to its designated broker, or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. I understand that the recipients of the Data may be located in the United States or elsewhere, and that a recipient’s country of operation (e.g., the United States) may have different, including less stringent, data privacy laws that the European Commission or my jurisdiction does not consider to be equivalent to the protections in my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local human resources representative. I authorize the Company, the Company’s designated broker and any other possible recipients which may assist the Company with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing my participation in the Plan. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the Plan. I understand that that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local human resources representative. Further, I understand that I am providing the consents herein on a purely voluntary basis. If I do not consent, or if I later seek to revoke my consent, my employment status or career with the Company or any Designated Company will not be adversely affected; the only adverse consequence of refusing or withdrawing my consent is that the Company would not be able to grant me options under the Plan or other equity awards, or administer or maintain such awards. Therefore, I understand that refusing or withdrawing my consent may affect my ability to participate in the Plan. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local human resources representative.

If I am an employee outside the U.S., I understand that in accordance with applicable law, I have the right to access, and to request a copy of, the Data held about me. I also understand that I have the right to discontinue the collection, processing, or use of my Data, or supplement, correct, or request deletion of my Data. To exercise my rights, I may contact my local human resources representative.

I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described herein and any other Plan materials by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Plan. I understand that my consent will be sought and obtained for any processing or transfer of my data for any purpose other than as described in the enrollment form and any other plan materials.

10.If I have received the Subscription Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, subject to applicable laws.

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11.The provisions of the Subscription Agreement and these appendices are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless will be binding and enforceable.

12.Notwithstanding any provisions in this Subscription Agreement, I understand that if I am working or resident in a country other than the United States, my participation in the Plan also will be subject to the additional terms and conditions set forth on Appendix A and any special terms and conditions for my country set forth on Appendix A. Moreover, if I relocate to one of the countries included in Appendix A, the special terms and conditions for such country will apply to me to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix A constitutes part of this Subscription Agreement and the provisions of this Subscription Agreement govern each Appendix (to the extent not superseded or supplemented by the terms and conditions set forth in the applicable Appendix).

13.I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Employee’s Social Security Number
(for U.S.-based employees):

Employee’s Address:

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:
Signature of Employee

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EXHIBIT B

NUBURU, INC.

2022 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

The undersigned Participant in the Offering Period of the Nuburu, Inc. 2022 Employee Stock Purchase Plan (the “Plan”) that began on            ,           (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be terminated automatically. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement. Capitalized terms not otherwise defined herein will have the meaning ascribed to them under the Plan.

Name and Address of Participant:

Signature:

Date:

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

Our amended and restated certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the DGCL. Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(b)	A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
(c)	(1) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence). (2) The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.
(d)	Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
(e)	Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
(f)	The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.
(g)	A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. For purposes of this subsection, insurance shall include any insurance provided directly or indirectly (including pursuant to any fronting or reinsurance arrangement) by or through a captive insurance company organized and licensed in compliance with the laws of any jurisdiction, including any captive insurance company licensed under Chapter 69 of Title 18, provided that the terms of any such captive insurance shall, (1) exclude from coverage thereunder, and provide that the insurer shall not make any payment for, loss in connection with any claim made against any person arising out of, based upon or attributable to any (i) personal profit or other financial advantage to which such person was not legally entitled or (ii) deliberate criminal or deliberate fraudulent act of such person, or a knowing violation of law by such person, if (in the case of the foregoing paragraph (g)(1)(i) or (ii) of this section) established by a final, nonappealable adjudication in the underlying proceeding in respect of such claim (which shall not include an action or proceeding initiated by the insurer or the insured to determine coverage under the policy), unless and only to the extent such person is entitled to be indemnified therefor under this section, (2) require that any determination to make a payment under such insurance in respect of a claim against a current director or officer (as defined in paragraph (c)(1) of this section) of the corporation shall be made by a independent claims administrator or in accordance with the provisions of paragraphs (d)(1) through (4) of this section, and (3) require that, prior to any payment under such insurance in connection with any dismissal or compromise of any action, suit or proceeding brought by or in the right of a corporation as to which notice is required to be given to stockholders, such corporation shall include in such notice that a payment is proposed to be made under such insurance in connection with such dismissal or compromise. For purposes of paragraph (g)(1) of this section, the conduct of an insured person shall not be imputed to any other insured person. A corporation that establishes or maintains a captive insurance company that provides insurance pursuant to this section shall not, solely by virtue thereof, be subject to the provisions of Title 18.
(h)	For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)	For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
(j)	The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
(k)	The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation, provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Our amended and restated certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former officers and directors, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which is conferred by our amended and restated certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those which will be set forth in our amended and restated certificate of incorporation. In addition, our bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We have entered into indemnification agreements with each of our officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The Post-Closing New Nuburu Certificate of Incorporation which will be effective upon Closing limits New Nuburu’s directors’ liability to the fullest extent permitted under the DGCL.

In addition, New Nuburu will enter into separate indemnification agreements with New Nuburu’s directors and officers. These agreements, among other things, require New Nuburu to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Nuburu’s directors or officers or any other company or enterprise to which the person provides services at New Nuburu’s request.

New Nuburu plans to maintain a directors’ and officers’ insurance policy pursuant to which New Nuburu’s directors and officers are insured against liability for actions taken in their capacities as directors and officers.

The operating agreements for the Anzu Holders provide the managers of the Anzu SPVs indemnification against liabilities in connection with their activities in those capacities, including Mr.Hirsch’s contemplated service as a director of New Nuburu. In addition, the Anzu Holders have an insurance policy that provides coverage to such persons with respect to such liabilities.

Item 21. Exhibits and Financial Statements Schedules.

Exhibit	Description

2.1†	Business Combination Agreement, dated as of August 5, 2022, by and among Tailwind Acquisition Corp., Compass Merger Sub, Inc. and Nuburu, Inc. (included as Annex A to the proxy statement/prospectus).
3.1	Amended and Restated Certificate of Incorporation of Tailwind (incorporated by reference to Exhibit 3.1 of Tailwind’s Current Report on Form 8-K, filed with the SEC on September 9, 2020).
3.2	Amended and Restated Bylaws of Tailwind (incorporated by reference to Exhibit 3.2 of Tailwind’s Current Report on Form 8-K, filed with the SEC on September 9, 2020).
3.3	Form of Amended and Restated Certificate of Incorporation of New Nuburu (included as Annex B to the proxy statement/prospectus).
3.4	Form of Certificate of Designations of New Nuburu (included as Annex C to the proxy statement/prospectus).
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed with the SEC on August 26, 2020).
4.2	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed with the SEC on August 26, 2020).
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed with the SEC on August 26, 2020).
4.4

Warrant Agreement, dated as of September 9, 2020, by and between Tailwind and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Tailwind’s Current Report on Form 8-K filed with the SEC on September 9, 2020).

5.1	Opinion of Willkie Farr & Gallagher LLP.
8.1	Tax Opinion of Willkie Farr & Gallagher LLP.
10.1

Investment Management Trust Agreement, dated as of September 9, 2020, by and between Tailwind and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to Tailwind’s Current Report on Form 8-K filed with the SEC on September 9, 2020).

10.2

Registration and Stockholder Rights Agreement, dated as of September 9, 2020, by and between Tailwind and Tailwind Sponsor (incorporated by reference to Exhibit 10.3 to Tailwind’s Current Report on Form 8-K filed with the SEC on September 9, 2020).

10.3

Letter Agreement, dated as of September 3, 2020, among Tailwind, the Sponsor and Tailwind’s officers and directors (incorporated by reference to Exhibit 10.4 to Tailwind’s Current Report on Form 8-K filed with the SEC on September 9, 2020).

10.4

Amendment to Letter Agreement, dated November 22, 2022, by and among Tailwind, the Sponsor, and Tailwind’s officers and directors (incorporated by reference to Exhibit 10.4 to Tailwind’s Current Report on Form 8-K filed with the SEC on November 22, 2022).

10.5

Administrative Services Agreement, dated as of September 9, 2020, by and between Tailwind and the Sponsor (incorporated by reference to Exhibit 10.5 to Tailwind’s Current Report on Form 8-K, filed with the SEC on September 9, 2020).

10.6

Sponsor Support and Forfeiture Agreement, dated as of August 5, 2022, by and among the Sponsor, Tailwind and Nuburu (incorporated by reference to Exhibit 10.1 to Tailwind’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

10.7

Amendment to Sponsor Support and Forfeiture Agreement, dated November 22, 2022, by and among Tailwind, Nuburu, and the Sponsor (incorporated by reference to Exhibit 10.1 to Tailwind’s Current Report on Form 8-K filed with the SEC on November 22, 2022).

10.8

Stockholder Support Agreement, dated as of August 5, 2022, by and among Tailwind and certain stockholders of Nuburu (incorporated by reference to Exhibit 10.2 to Tailwind’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

10.9

Amended and Restated Registration Rights and Lock-Up Agreement, dated August 5, 2022, by and among Tailwind and the parties listed on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Tailwind’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

10.10

Amendment to Amended and Restated Registration Rights Lock-up, Agreement, dated November 22, 2022, by and among Tailwind and the Holders (defined therein) (incorporated by reference to Exhibit 10.2 to Tailwind’s Current Report on Form 8-K filed with the SEC on November 22, 2022).

10.11

Preferred Stock Sale Option Agreement, dated August 5, 2022, by and among Tailwind and the parties listed on Schedule A thereto (incorporated by reference to Exhibit 10.4 to Tailwind’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

Exhibit	Description

10.12

Amendment to Preferred Stock Sale Option Agreement, dated November 22, 2022, by and among Tailwind and the Holders (as defined therein) (incorporated by reference to Exhibit 10.3 to Tailwind’s Current Report on Form 8-K filed with the SEC on November 22, 2022).

10.13

Second Amendment to Preferred Stock Sale Option Agreement, dated November 28, 2022 by and among Tailwind and the Holders (as defined therein) (incorporated by reference to Exhibit 10.1 to Tailwind’s Current Report on Form 8-K filed with the SEC on  November 29, 2022).

10.14

Purchase Agreement, dated August 5, 2022, by and among Tailwind, Nuburu and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.5 to Tailwind’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

10.15

Registration Rights Agreement, dated August 5, 2022, by and among Tailwind, Nuburu and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.6 to Tailwind’s Current Report on Form 8-K filed with the SEC on August 8, 2022).

10.16#	Form of Nuburu, Inc. 2022 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus).
10.17#	Form of Nuburu, Inc. 2022 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus).
10.18#	Amended and Restated Employment Agreement, effective December 3, 2022, by and between Nuburu and Mark Zediker.
10.19#	Employment Agreement, effective December 2, 2022, by and between Nuburu and Brian Knaley.
10.20#†	Amended and Restated Employment Agreement, effective December 2, 2022, by and between Nuburu and Brian Faircloth.
10.21#†	Independent Contractor Agreement, effective April 1, 2022, by and between Nuburu and Jean-Michel Pelaprat.
10.22#	Form of Director Letter Agreement.
10.23#

Anzu Designee Letter Agreement dated November 28, 2022 by and among Tailwind and the Holders (as defined therein) (incorporated by reference to Exhibit 10.2 to Tailwind’s Current Report on Form 8-K filed with the SEC on November 29, 2022

10.24˄†	Amended and Restated Lease Agreement between CSM Equities, L.L.C. and Nuburu, Inc., dated September 26, 2019.
21.1˄	List of Subsidiaries of Tailwind.
23.1	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm for Tailwind.
23.2	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm for Nuburu.
23.3	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1).
24.1˄	Powers of Attorney (included on the signature page of the initial filing of this registration statement).
99.1	Form of Proxy Card for Tailwind’s Special Meeting.
99.2	Consent of Dr. Mark Zediker as Director Nominee.
99.3	Consent of Ron Nicol as Director Nominee.
99.4	Consent of Dr. Ake Almgren as Director Nominee.
99.5*	Consent of Daniel Hirsch as Director Nominee.
99.6	Consent of Lily Yan Hughes as Director Nominee.
99.7	Consent of Kristi Hummel as Director Nominee.
99.8	Consent of Elizabeth Mora as Director Nominee.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107	Calculation of Filing Fee Table

˄Previously filed.

*To be filed by amendment.

†

Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#	Indicates management contract or compensatory plan or arrangement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
B.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
D.	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
E.	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
G.	That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
H.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
I.	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of New York, State of New York on the 29th day of November, 2022.

Tailwind Acquisition Corp.

By:	/s/ Chris Hollod
	Name:	Chris Hollod
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Chris Hollod	Chief Executive Officer	November 29, 2022
Chris Hollod

/s/ Philip Krim	Chairman	November 29, 2022
Philip Krim

/s/ Matt Eby	Chief Financial Officer	November 29, 2022
Matt Eby

*	Director	November 29, 2022
Alan Sheriff

*	Director	November 29, 2022
Wisdom Lu

*	Director	November 29, 2022
Boris Revsin

*	Director	November 29, 2022
Will Quist

* By:	/s/ Chris Hollod
Chris Hollod
Attorney-in-fact